Joint-Stock Company
VOLGATELECOM

Dom Svyazi, Maxim Gorky square, Nizhny Novgorod,
603000, Russia
Phone: +7 (831) 437-50-00, 437-50-09,
Fax: +7 (831) 430-67-68, e-mail: gd@vt.ru,
www.vt.ru
OKPO 01142788, TIN 5260901817

26.06.2008г. № 4-2-1/10/328
To № ______ of ______

[redacted]

08004413

nmission
Office of International Corporate
Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Joint-Stock Company VolgaTelecom, Exemption № 82-4642

Dear Sirs,

In connection with OJSC VolgaTelecom's exemption, pursuant to Rule 12g3-2 (b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2 (b), Joint-Stock Company VolgaTelecom submits the following information about the Company's activities:

1. Communications about material facts affecting the Company's financial-economic activities (9 documents - 9 pages).
2. Communications on data that may materially affect the cost of the Company's securities (4 documents - 4 pages).
3. Communication on the procedure of accessing the information contained in quarterly report – for Q 1-2008. (1 document - 1 page).
4. Quarterly report of the issuer of issuing securities for Q 1-2008 (1 document - 480 pages).
5. The list of the Company's affiliated persons at 31.03.2008 (1 document - 38 pages).
6. Certificate of the Company's net assets value for Q 4-2007 and Q 1-2008 (2 documents - 2 pages).
7. The copy of publication of notification about holding general meeting of shareholders (1 document - 1 page). The notification about holding general meeting of shareholders on June 24, 2008 was published in "Rossiiskaya gazeta" newspaper № 108 (4665) of 22.05.2008.

JPMorgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in ADR program for common stock.

Should you have any questions, please, call to Ms. Daniela Utane, the manager of VolgaTelecom's ADR program in JPMorgan Bank. Her phone number is +44 207 777 2020 (London).

Deputy to the General Director of
Joint-stock company for economics and finance D.B. Kostin

PROCESSED
AUG 21 2008
THOMSON REUTERS

1283-2(b)

Открытое акционерное общество

ВОЛГАТЕЛЕКОМ

СООБЩЕНИЕ

Уважаемый акционер!

Открытое акционерное общество «ВолгаТелеком» уведомляет Вас о проведении годового общего собрания акционеров 24 июня 2008 года в форме собрания — совместного присутствия по адресу: г. Нижний Новгород, пл. М. Горького, Дом связи, время начала собрания 10.00 (местного времени), начало регистрации в 8.00 (местного времени).

Повестка дня общего собрания акционеров:

1. Утверждение Годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков) Общества, а также распределение прибыли (в том числе выплата дивидендов) и убытков Общества по результатам отчетного 2007 финансового года.
2. Избрание членов Совета директоров Общества.
3. Избрание членов Ревизионной комиссии Общества.
4. Утверждение Устава открытого акционерного общества «ВолгаТелеком» (ОАО «ВолгаТелеком») в новой редакции.
5. Утверждение Положения о Совете директоров открытого акционерного общества «ВолгаТелеком» (ОАО «ВолгаТелеком») в новой редакции.
6. Утверждение Положения о Ревизионной комиссии открытого акционерного общества «ВолгаТелеком» (ОАО «ВолгаТелеком») в новой редакции.
7. Утверждение аудитора Общества на 2008 год.
8. Утверждение нормативов (процентов) отчислений для расчета годового вознаграждения членов Совета директоров Общества.

Право голоса по всем вопросам повестки дня собрания акционеров имеют акционеры — владельцы обыкновенных акций Общества.

Список лиц, имеющих право на участие в годовом общем собрании акционеров, составлен на основании данных реестра акционеров по состоянию на 5 мая 2008 года.

С 23 мая 2008 года лица, имеющие право на участие в годовом общем собрании акционеров, могут ознакомиться с материалами повестки дня общего собрания акционеров по следующим адресам:

г. Нижний Новгород, пл. М. Горького, Дом связи	с 9.00 до 18.00	местного времени
г. Нижний Новгород, ул. Большая Покровская, 56	с 8.00 до 17.00	местного времени
г. Киров, ул. Дрелевского,43/1	с 8.00 до 17.00	местного времени
г. Йошкар-Ола, ул. Советская, 138	с 8.00 до 17.00	местного времени
г. Саранск, ул. Большевистская, 13	с 8.30 до 17.30	местного времени
г. Оренбург, ул. Володарского, 11	с 9.00 до 18.00	местного времени
г. Пенза, ул. Куприна, 1/3	с 8.00 до 17.00	местного времени
г. Самара, ул. Красноармейская, 17	с 8.00 до 17.00	местного времени
г. Саратов, ул. Киселева, 40	с 8.00 до 17.00	местного времени
г. Ульяновск, ул. Л. Толстого, 60	с 8.00 до 17.00	местного времени
г. Ижевск, ул. Пушкинская, 278	с 8.00 до 17.00	местного времени
г. Чебоксары, пр. Ленина, 2	с 8.00 до 17.00	местного времени

а также на сайте Общества в Интернет по адресу: www.vt.ru на русском и английском языках.

Акционер (представитель акционера) имеет право проголосовать досрочно, направив надлежащим образом заполненные бюллетени для голосования по почтовому адресу Общества: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи; либо по почтовому адресу Регистратора: 107078, г. Москва, ул: Каланчевская, д.15 А, а/я 162. Голоса, представленные бюллетенями для голосования, учитываются при определении кворума и подведении итогов голосования при условии получения их Обществом не позднее, чем за два дня до даты проведения собрания, т.е. не позднее 21 июня 2008 года включительно.

Если голосование будет осуществляться по доверенности путем направления бюллетеней для голосования, к бюллетеням необходимо приложить доверенность, на основании которой действует представитель, или ее надлежаще заверенную копию, либо документ, подтверждающий права представителя действовать без доверенности от имени акционера — юридического лица.

Полномочия представителей акционеров — физических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации. Полномочия представителей акционеров — юридических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации или документом, подтверждающим права представителя действовать без доверенности от имени юридического лица — акционера.

Регистрация лиц, имеющих право на участие в годовом общем собрании акционеров, осуществляется при предъявлении документа, удостоверяющего личность (паспорт).

Совет директоров ОАО «ВолгаТелеком»

Телефоны для справок: (831) 437-50-12, 437-51-52

/Н. И. Покровская/

Корпоративный секретарь ОАО «ВолгаТелеком»

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород

«Российская газета» № 108 (4665) от 22.05.2008 г.

1253-2(6)

Communication on material facts
"Data on accrued and/or paid yield on the issuer's securities"

"Data on the time of the issuer's performance of obligations to the issuer's securities owners"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation*
1.4. The issuer's basic national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authority	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication content

2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory centralized custody (hereinafter – Bonds)

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 46 – 00137 – A, June 06, 2006.***

2.3. The name of registration authority that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Financial Markets Service***

2.4. The issuer's management body that adopted the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds:
The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 29 of 28.04.2006).
The interest rate of the seventh coupon is set by OJSC VolgaTelecom General Director to be equal to the interest rate of the first coupon and amounts to 7,99% per annum (Order № 422 of September 12, 2006).

2.5. The date of adopting the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***September 12, 2006***

2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was adopted: ***Order № 422 of September 12, 2006***

2.7. The content of the issuer's obligation, the obligation size in money terms:
payment of BT-4 series Bonds coupon (interest) yield on the 7-th coupon to the amount of RUR 59 760 000

2.8. Total amount of interest and/or other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series):
the yield on the 7-th coupon of BT-4 series Bonds was paid
to the amount of RUR 59 760 000;
7,99% per annum (RUR 19,92)

2.9. The form of payment of yield on the issuer's securities (money resources, other property):
Money resources in the Russian Federation currency by non-cash payment

2.10. The date when the obligation for payment of yield on the issuer's securities (yield (interest) on the bonds) should be performed, and in case if the obligation for payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date:
June 10, 2008

2.11. Total amount of interest and/or other yield paid on the issuer's bonds of certain issue (series): ***Total coupon yield on BT-4 series Bonds to the amount of RUR 418 320 000***

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation has been performed in full.

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for economics and finance of OJSC VolgaTelecom	(signature)	D.B. Kostin
3.2. Date " 10 " June 20 08	L.S.	

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

1283-2(б)

Communication on material fact
"Data about the facts that resulted in one-off increase (decrease) in the issuer's net profit or net loss by more than 10 percent"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authorities	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=9915**

2. The communication content

2.1. The fact (facts) that resulted in one-off *increase in the issuer's net profit* by more than 10 percent:

The gain in finance result in Q 4-2007 by 42,4% was due to:

- the growth of volume of provided services and in particular of Internet services;

- the recording in Q 4-2007 statement of charges of reparation of losses on universal service rendering for the 2-nd half year of 2007. Initially it was planned that charging and reparation of the Company's losses related to universal service rendering would occur in Q 2-2008 from universal service reserve. The Company is expecting that this fact should affect the Company's 2008 reporting.

2.2. The date of the fact (facts) occurrence that resulted in one-off change of *net profit* or net loss of the issuer by more than 10 percent:

March 31, 2008

2.3. The amount of the issuer's *net profit* (net loss) for the reporting period (Q 3-2007) preceding the reporting period when the relevant fact (facts) occurred:

RUR 631 590 thousand

2.4. The amount of the issuer's *net profit* (net loss) for the reporting period (Q 4-2007) when the relevant fact (facts) occurred:

RUR 899 26[illegible] thousand

2.5. The change of the issuer's *net profit* (net loss) in absolute figures and in percent:

RUR 267 676 thousand

42,4%

3. Signature		
3.1. OJSC VolgaTelecom General Director	(signature)	S.V. Omelchenko
3.2. Date "31" March 2008	LS	
3.3. OJSC VolgaTelecom chief accountant	(signature)	N.I. Popkov
3.4. Date "31" March 2008		

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород
ВолгаТелеком

1283-2(b)

COMMUNICATION
ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT- STOCK COMPANY'S SECURITIES
"INFORMATION ABOUT THE ISSUER'S SHAREHOLDERS AT THE RECORD DATE"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company VolgaTelecom***
1.2. The issuer's abbreviated brand name	***OJSC VolgaTelecom***
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation***
1.4. The issuer's basic national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration authority	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/**

2. The communication content

2.1. Full brand name (for legal entities – business entities), name (for legal entities – non-profit organizations) of the issuer's shareholder:

Closed Joint Stock Company "Leader" (the company for administration of assets of pension fund), trustee Non-government pension fund "GAZFOND"

2.2. Account category of this entity:

trustee

2.3. The record date of issuer's shareholders register with a view to hold annual general meeting of shareholders:

05.05.2008.

2.4. The share of the issuer's ordinary stock in client account (custody account) of this entity at the record date:

7,19%

2.5. The date when the issuer came to know about the change of share of the issuer's ordinary stock held by this entity:

04.06.2008.

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom economics and finance	(signature)	D.B. Kostin
3.2. Date " 04 " June 20 08	L.S.	

1283-2(6)

Communication on material fact

"Information about inclusion into the issuer's shareholder register of a shareholder holding at least 5% of the issuer's ordinary stock, and also about any change whereby the share of such stock held by this shareholder became more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of outstanding ordinary stock"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	***Open Joint Stock Company VolgaTelecom***
1.2. The issuer's abbreviated brand name	***OJSC VolgaTelecom***
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation***
1.4. The issuer's basic national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration authority	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/**

2. The communication content
2.1. Full brand name (for legal entities – business entities), name (for legal entities – non-profit organizations), surname, name, patronymic (for natural persons) of the issuer's shareholder: ***JPMorgan Chase Bank, N.A.***
2.2. The share of the issuer's ordinary stock held by this entity prior to the change: ***13,28%***
2.3. The share of the issuer's ordinary stock held by this entity after the change: ***9,05%***
2.4. The date when the issuer came to know about the change of share of the issuer's ordinary stock held by this shareholder: ***04.06.2008.***
2.5. Ground for the change of share of the issuer's ordinary stock held by this shareholder: ***Disposal of ordinary stock***
2.6. In case of the change of share of the issuer's ordinary stock held by this shareholder resulted from acquisition or disposal by this entity of the issuer's ordinary stock (other than acquisition of the issuer's supplement ordinary stock in the course of their floatation), - The date of making the appropriate entry in client account (custody account) of this entity: ***The issuer does not have this information.***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom economics and finance	(Signature)	D.B. Kostin
3.2. Date " 04 " June 2008		

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *

1283-2(b)

Communication on material facts
"Data on accrued and/or paid yield on the issuer's securities"

"Data on the time of the issuer's performance of obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation*
1.4. The issuer's basic national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authority	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/

2. The communication content
2.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory centralized custody (hereinafter – Bonds)***
2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 44 – 00137 – A, November 10, 2005.***
2.3. The name of registration authority that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Financial Markets Service***
2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 8 of 03.10.2005). The interest rate of the first coupon is set by OJSC VolgaTelecom General Director at 8,20% per annum (Order № 459 of December 06, 2005).***
2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 06, 2005***
2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***Order № 459 of December 06, 2005***
2.7. The content of the issuer's obligation, the obligation size in money terms: ***Payment of BT-2 series Bonds interest (coupon) yield on the 5-th coupon to the amount of RUR 122 670 000***
2.8. Total amount of interest and/or other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series): ***The yield on the 5-th coupon of BT-2 series Bonds was paid:***   ***to the amount of RUR 122 670 000;***   ***8,20% per annum (RUR 40,89)***
2.9. The form of payment of yield on the issuer's securities (money resources, other property):   ***Money resources in the Russian Federation currency, by non-cash payment***
2.10. The date when the obligation for payment of yield on the issuer's securities (yield (interest) on the bonds) should be performed, and in case if the obligation for payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***June 03, 2008.***
2.11. Total amount of interest and/or other yield paid on the issuer's bonds of certain issue (series): ***Total coupon yield on BT-2 series Bonds:***   ***RUR 613 350 000 – accrued yield,***   ***RUR 613 349 894 – yield paid (net of individual income tax),***   ***RUR 106 – the issuer transferred individual income tax to the budget.***
2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):   ***The obligation has been performed in full.***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom economics and finance	(signature)	D.B. Kostin
3.2. Date " 03 " June 20 08	L.S.	

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород ВолгаТелеком

1283-2(b)

Communication on material facts
"Data on accrued and/or paid yield on the issuer's securities"
"Data on the time of the issuer's performance of obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation*
1.4. The issuer's basic national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authority	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/**

2. The communication content
2.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory centralized custody (hereinafter – Bonds)***
2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 45 – 00137 – A, November 10, 2005.***
2.3. The name of registration authority that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Financial Markets Service***
2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 8 of 03.10.2005). The interest rate of the first coupon is set by OJSC VolgaTelecom General Director at 8,50% per annum (Order № 460 of December 06, 2005).***
2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 06, 2005***
2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***Order № 460 of December 06, 2005***
2.7. The content of the issuer's obligation, the obligation size in money terms: ***Payment of BT-3 series Bonds interest (coupon) yield on the 5-th coupon to the amount of RUR 97 474 000***
2.8. Total amount of interest and/or other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series): ***The yield on the 5-th coupon of BT-3 series Bonds was paid:***   ***to the amount of RUR 97 474 000;***   ***8,50% per annum (RUR 42,38),***
2.9. The form of payment of yield on the issuer's securities (money resources, other property): ***Money resources in the Russian Federation currency, by non-cash payment***
2.10. The date when the obligation for payment of yield on the issuer's securities (yield (interest) on the bonds) should be performed, and in case if the obligation for payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***June 03, 2008.***
2.11. Total amount of interest and/or other yield paid on the issuer's bonds of certain issue (series): ***Total coupon yield on BT-3 series Bonds:***   ***RUR 487 370 000 – accrued yield,***   ***RUR 487 369 560 – yield paid (net of individual income tax),***   ***RUR 440 – the issuer transferred individual income tax to the budget.***
2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): ***The obligation has been performed in full.***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom economics and finance	(signature)	D.B. Kostin
3.2. Date " 03 " June 20 08		

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород

1283-2(b)

COMMUNICATION
ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE JOINT STOCK COMPANY'S SECURITIES
"DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's basic national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authority	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication content

2.1. The date of the joint-stock company Board of directors' meeting holding when the appropriate decision was made: ***16.05.2008.***

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' meeting when the appropriate decision was made: ***16.05.2008, № 24***

2.3. The content of the decision made by the joint-stock company's Board of directors on issue № 8

"Approval of the agenda of annual general meeting of shareholders":

Approve the following agenda of annual general meeting of shareholders:

1. ***Approval of annual report, annual accounting statements, including the Company's income statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2007 fiscal year.***
2. ***Election of the members of the Company's Board of directors.***
3. ***Election of the members of the Company's Auditing committee.***
4. ***Approval of restated version of Articles of association of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).***
5. ***Approval of restated version of Regulation on the Board of directors of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).***
6. ***Approval of restated version of Regulation on Auditing committee of Open Joint Stock Company VolgaTelecom (OJSC VolgaTelecom).***
7. ***Approval of the Company's auditor for 2008.***
8. ***Approval of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom's economics and finance	(signature)	D.B. Kostin
3.2. Date " 16 " May 20 08		

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

12§3-2(6)

COMMUNICATION
ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE JOINT STOCK COMPANY'S SECURITIES
"DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's basic national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authority	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication content

2.1. The date of the joint-stock company Board of directors' meeting holding when the appropriate decision was made: ***16.05.2008.***

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' meeting when the appropriate decision was made: ***16.05.2008, № 24***

2.3. The content of the decision made by the joint-stock company's Board of directors on issue № 1

"Preliminary approval of the Company's annual report. Recommendations to the annual general meeting of shareholders about distribution of profit, including the size of dividends on the Company's shares and the procedure of their payment, and the Company's losses based on the results of the reporting 2007 fiscal year":

1. Approve preliminarily the Company's annual report for 2007.

2. Recommend to the annual general meeting of the Company's shareholders:

2.1. Distribute the Company's profit based on the results of the reporting 2007 fiscal year in the following way:

- RUR 857 361 779,89 for dividend payment, of which:

- ***On preferred A type shares - RUR 4,0534 per a share;***
- ***On ordinary shares - RUR 2,1346 per a share;***

- RUR 2 465 745 894,11 for the increase in the Company's equity capital.

2.2. Set the procedure of dividend payment to persons included into the list of persons entitled to receive dividends:

- by transfer to bank accounts;
- by postal transfer;
- by payment in cash in the Company's cash offices.

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom's economics and finance	(signature)	D.B. Kostin
3.2. Date " 16 " May 2008	L.S.	

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

RECEIVED

2008 JUN 20 A 4:41

Communication on

the procedure of accessing the information contained in quarterly report.

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	***Open Joint Stock Company VolgaTelecom***
1.2. The issuer's abbreviated brand name	***OJSC VolgaTelecom***
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration authority	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The content of communication
2.1. The name of the document containing the information to which the access is provided: ***Quarterly report for quarter 1 of 2008*** 2.2. The date of publishing the text of the quarterly report at the web site in the Internet used by the issuer for information disclosure: ***May 14, 2008*** **http://www.vt.ru/?id=10632** 2.3. The procedure of the issuer's providing the copies of the quarterly report to interested parties: ***The copy of the quarterly report is provided on written request of an interested party addressed to OJSC VolgaTelecom's General Director S.V. Omelchenko to the address:*** ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.*** ***The procedure and the time period of providing the report's copy is defined by "Regulation on disclosure of information by the issuers of issuing securities" approved by order № 06-117/пз-н of October 10, 2006 of Russia's Federal Financial Markets Service.*** ***The procedure of determining the amount of expenses to make the copy of the quarterly report and the bank details of the issuer's settlement account to pay such expenses are published by the issuer at the web site in the Internet at:*** **http://www.vt.ru/?id=8093**

3. Signature		
3.1. OJSC VolgaTelecom's General Director	(signature)	S.V. Omelchenko
3.2. Date " 14 " May 20 08		

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

7253-2(b)

Calculation of OJSC VolgaTelecom net assets value at 31.03.2008

(RUR thousand)

Asset description	Balance sheet line code	At the reporting year beginning	At the reporting period end
Assets			
Intangible assets	110	2 927	2 780
Property, plant and equipment	120	29 217 039	28 364 763
Capital investments	130	537 422	777 116
Income-bearing lease investments	135	81 018	77 683
Long-term and short-term financial investments	140	2 948 130	2 898 828
Deferred tax assets	145	233 511	238 539
Other non-current assets	150	3 725 495	3 761 398
Inventories	210	703 670	701 400
Acquired values VAT	220	248 336	194 321
Accounts receivable	230,240	2 796 164	2 967 326
Other current assets	250,260,270	365 038	2 158 856
Total assets taken for calculation		40 858 750	42 143 010
Liabilities			
Non-current loan and credit liabilities	510	7 401 285	8 082 081
Deferred tax liabilities	515	1 409 278	1 455 610
Other non-current liabilities	520	618 826	495 963
Current loan and credit liabilities	610	6 014 650	6 128 437
Accounts payable	620	3 719 017	3 575 394
Outstanding income payment to participants (founders)	630	19 469	14 947
Costs to be incurred provisions	650	611 723	608 146
Other current liabilities	660	13 057	1 858
Total liabilities taken for calculation		19 807 305	20 362 436
Net assets value		**21 051 445**	**21 780 574**

OJSC VolgaTelecom General Director S.V. Omelchenko

Chief accountant N.I. Popkov

Открытое акционерное общество "ВолгаТелеком" * г.Нижний Новгород * ВолгаТелеком

1283-2(6)

Communication on material fact
"Data about the facts that resulted in one-off increase (decrease) in the issuer's net profit or net loss by more than 10 percent"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authorities	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication content
2.1. The fact (facts) that resulted in one-off *decrease in the issuer's net profit* by more than 10 percent: ***The decrease in finance result in Q 1-2008 by 24,3% was due to:*** ***- recording in Q 4-2007 statement of charges of reparation of losses on universal service rendering for the 2-nd half year of 2007;*** ***- allowance for doubtful accounts recovery due to refunding in Q 4-2007 of receivables on privileges granted in earlier periods of economic operations.***
2.2. The date of the fact (facts) occurrence that resulted in one-off change of *net profit* or net loss of the issuer by more than 10 percent: ***April 30, 2008***
2.3. The amount of the issuer's *net profit* (net loss) for the reporting period (Q 4-2007) preceding the reporting period when the relevant fact (facts) occurred: ***RUR 1 026 314 thousand***
2.4. The amount of the issuer's *net profit* (net loss) for the reporting period (Q 1-2008) when the relevant fact (facts) occurred: ***RUR 776 855 thousand***
2.5. The change of the issuer's *net profit* (net loss) in absolute figures and in percent: ***RUR 249 459 thousand*** ***24,3%***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for economics and finance of OJSC VolgaTelecom	(signature)	D.B. Kostin
3.2. Date " 30 " April 20 08		
3.3. OJSC VolgaTelecom chief accountant	(signature)	N.I. Popkov
3.4. Date " 30 " April 20 08		

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород
ВолгаТелеком

1283-2(6)

COMMUNICATION
ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE JOINT STOCK COMPANY'S SECURITIES
"DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's basic national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authorities	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication content

2.1. The date of the joint-stock company Board of directors' meeting holding when the appropriate decision was made: ***16.04.2008.***

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' meeting when the appropriate decision was made: ***17.04.2008, № 22***

2.3. The content of the decision made by the joint-stock company's Board of directors on issue № 1

"On convocation of annual general meeting of OJSC VolgaTelecom's shareholders":

1. ***Convene annual general meeting of OJSC VolgaTelecom's shareholders in the form compresence.***
2. ***Annual general meeting of shareholders is to be held on June 24, 2008 at the address: Dom Svyazi, M.Gorky square, Nizhny Novgorod city.***
3. ***Set the time of the meeting's beginning – 10-00 a.m. (local time).***
4. ***Set the time of shareholders registration beginning – 08-00 a.m. (local time) on 24.06.2008.***
5. ***Set May 5, 2008 as the date of drawing up the list of persons entitled to participate in annual general meeting of shareholders.***
6. ***Set the mailing addresses where the filled ballots may be sent:***
   - ***To the Company's mailing address: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000;***
   - ***Or to the Registrar's mailing address: P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.***
7. ***Set May 23, 2008 as the date of dispatching communication of convocation of annual general meeting of shareholders and voting ballots.***

3. Signature		
3.1. OJSC VolgaTelecom's acting General Director	(signature)	O.V. Ershov
3.2. Date " 17 " April 2008	L.S.	

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

1283-2(6)

Communication on material fact
"Data on the record date of the issuer's register of stockholders"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	***Open Joint Stock Company VolgaTelecom***
1.2. The issuer's abbreviated brand name	***OJSC VolgaTelecom***
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***
1.4. The issuer's basic national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration authorities	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication content
2.1. Category (type) of the issuer's shares in regard of which the list of their owners as of certain date is drawn up: ***Ordinary, registered, uncertified shares, state registration number 1 – 01 – 00137 – A of 14.11.2003,*** ***Preferred, registered, uncertified A type shares, state registration number 2 – 01 – 00137 – A of 14.11.2003.***
2.2. The purpose for which the list of the issuer's shares owners is drawn up: ***Holding of annual general meeting of shareholders*** ***Payment of dividends on shares***
2.3. The date on which the list of the issuer's shares owners is drawn up: ***May 5, 2008.***
2.4. The date of making up and the number of the minutes of issuer's authorized management body meeting (session) – when the decision on the date of drawing up the list of the issuer's shares owners was made or other decision serving as the ground for determining the date of drawing up such a list: ***Minutes № 22 of 17.04.2008 of the Board of directors' meeting***

3. Signature		
3.1. OJSC VolgaTelecom's acting General Director	(signature)	O.V. Ershov
3.2. Date " 17 " April 20 08		

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

1283-2(6)

Calculation of OJSC VolgaTelecom net assets value at 31.12.2007

(RUR thousand)

Asset description	Balance sheet line code	At the reporting year beginning	At the reporting period end
Assets			
Intangible assets	110	270	2 927
Property, plant and equipment	120	25 342 279	29 217 039
Capital investments	130	759 115	540 022
Income-bearing lease investments	135	110 621	81 018
Long-term and short-term financial investments	140	2 142 353	2 988 989
Deferred tax assets	145	276 655	233 511
Other non-current assets	150	3 388 567	3 558 328
Inventories	210	629 098	701 070
Acquired values VAT	220	584 096	248 336
Accounts receivable	230,240	2 741 193	2 796 164
Other current assets	250,260,270	233 049	365 038
Total assets taken for calculation		36 207 296	40 732 442
Liabilities			
Non-current loan and credit liabilities	510	8 965 335	7 401 285
Deferred tax liabilities	515	1 019 123	1 369 158
Other non-current liabilities	520	1 221 085	618 826
Current loan and credit liabilities	610	1 441 018	6 014 650
Accounts payable	620	4 381 198	3 719 017
Outstanding income payment to participants (founders)	630	23 802	19 469
Costs to be incurred provisions	650	659 609	611 723
Other current liabilities	660	118 883	13 057
Total liabilities taken for calculation		17 830 053	19 767 185
Net assets value		**18 377 243**	**20 965 257**

OJSC VolgaTelecom General Director — S.V. Omelchenko.

Chief accountant — N.I. Popkov

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1253-2(6)

COMMUNICATION ON MATERIAL FACT
"DATA ON ACCRUED AND /OR PAID YIELD ON THE ISSUER'S SECURITIES"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's basic national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authorities	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication content
2.1. Kind, category (type), series and other identification features of securities: ***registered interest bearing uncertified bonds, 10 –Y series (hereinafter – bonds)***
2.2. State registration number of the securities issue (of additional issue), the date of state registration (identification number of securities issue (of additional issue) and the date of its assignment in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***№ 4-42-00137-A, 25.10.2002 г.***
2.3. The name of registration authorities that conducted the state registration of the securities issue (of additional issue) (the name of the agency that assigned identification number to securities issue (additional issue) in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***Russia's Federal commission for securities market.***
2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***
2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2.***
2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***July 17, 2002, minutes № 2.***
2.7. Total amount of interest and (or) other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series): ***total amount of yield on the bonds – RUR 3 810,00;*** ***the size of yield per a bond – RUR 7,62***
2.8. The form of payment of yield on the issuer's securities (cash, other property): ***cash in the Russian Federation currency***
2.9. The date when the obligation of payment of yield on the issuer's securities (yield (interest, par value) on the bonds) should be performed, and in case if the obligation of payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***30.06.2008.***
2.10. Total amount of interest and (or) other yield paid on the issuer's bonds of certain issue (series): –

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for economics and finance of OJSC VolgaTelecom	(signature)	D.B. Kostin
3.2. Date " 01 " April 20 08	L.S.	

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

COMMUNICATION ON MATERIAL FACTS
"DATA ON ACCRUED AND/OR PAID YIELD ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF THE ISSUER'S PERFORMANCE OF OBLIGATIONS TO THE ISSUER'S SECURITIES HOLDERS"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's basic national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authorities	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication content
2.1. Kind, category (type), series and other identification features of securities: ***registered interest bearing uncertified bonds, 9-Y series (hereinafter – bonds)***
2.2. State registration number of the securities issue (of additional issue), the date of state registration (identification number of securities issue (of additional issue) and the date of its assignment in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***№ 4-41-00137-A, 25.10.2002.***
2.3. The name of registration authorities that conducted the state registration of the securities issue (of additional issue) (the name of the agency that assigned identification number to securities issue (additional issue) in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***Russia's Federal commission for securities market.***
2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***
2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2.***
2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***July 17, 2002, minutes № 2.***
2.7. Total amount of interest and/or other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series): ***total amount of yield on the bonds – RUR 4 400,00; the size of yield per a bond – RUR 8,8***
2.8. The form of payment of yield on the issuer's securities (cash, other property): ***cash in the Russian Federation currency***
2.9. The date when the obligation of payment of yield on the issuer's securities (yield (interest, par value) on the bonds) should be performed, and in case if the obligation of payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***30.03.2008.***
2.10. Total amount of interest and (or) other yield paid on the issuer's bonds of certain issue (series): ***RUR 3 152,31.***
2.11. Content of the issuer's obligations: ***- gaining access to telephone network if technical capability is available;*** ***- receiving the bond par value from the issuer when the bond is retired;*** ***- getting cash earnings in the size of 0,1% per annum of the bond par value when it is retired for the period from the date of the bonds placement by the issuer to the date of filing the application for the bond retirement.*** For cash commitment or other obligation that may be expressed in money terms – also the amount of such obligation in money terms: ***RUR 1 004 400,00.***
2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): ***The obligation has been performed not in full.***
2.13. The amount of obligation in money terms in which it has not been performed: ***RUR 335 247,69***
2.14. The reason of partial performance of obligations: ***Nonappearance of bonds holders to the issuer's office to get the par value and yield on the bonds in cash.***

3. Signature		
3.1. OJSC VolgaTelecom General Director	(signature)	S.V. Omelchenko
3.2. Date " 31 " March 2008		

1253-2(b)

THE LIST OF AFFILIATED PERSONS
OF OPEN JOINT STOCK COMPANY
VOLGATELECOM

The issuer's code: 00137-A

At 31 03 2008

The issuer's location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation**

The information contained in this list of affiliated persons is subject to disclosure in accordance with the Russian Federation securities legislation

The address of the web site in the Internet: http://www.vt.ru

Deputy to the General Director of the joint-stock company for economics and finance of OJSC VolgaTelecom	D.B. Kostin
	(signature)
Date " 2 " April 20 08	LS

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

The issuer's codes	
TIN	5260901817
BNRN	1025203014781

I. Affiliated persons at 31 03 2008

№	Full brand name (name of non-profit organization) or surname, name and patronymic name of affiliated person	Location of legal entity or place of residence of natural person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person in the authorized capital of the joint-stock company,%	The share of ordinary stocks of the joint-stock company that belongs to affiliated person,%
1.	2.	3.	4.	5.	6.	7.
1.	***Omelchenko Sergey Valerievich***	***Nizhny Novgorod city***	***The person exercises the authority of the single executive body of the joint- stock company***	***27.04.2007***	---	---
			The person is a member of the collegiate executive body of the joint-stock company	***01.08.2007***		
			The person is a member of the Board of directors (supervisory council) of the joint-stock company	***22.06.2007***		
			The person belongs to the same group of persons to which the joint-stock company belongs	***26.04.2005***		
2.	***Andreev Vladimir Alexandrovich***	***Samara city***	***The person is a member of the Board of directors***	***22.06.2007***	---	---

			(supervisory council) of the joint-stock company *The person belongs to the same group of persons to which the joint-stock company belongs*	*2002*		
3.	*Bilibin Yuri Alexandrovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*22.06.2007*	---	---
4.	*Gavrilenko Anatolyi Anatolievich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*22.06.2007*		
5.	*Grigorieva Alla Borisovna*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*22.06.2007*	*0,00122%*	*0,00082%*
6.	*Degtyarev Valeryi Victorovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*22.06.2007*	---	---
7.	*Enin Evgenyi Petrovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*22.06.2007*	---	---
8.	*Zhelonkin Vladimir Borisovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*22.06.2007*		
9.	*Kuznetsov Sergey Ivanovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*22.06.2007*	---	---
10.	*Savchenko Victor Dmitrievich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*22.06.2007*	---	---
11.	*Fedorov Oleg Romanovich*	*Moscow*	*The person is a member*			

			of the Board of directors (supervisory council) of the joint-stock company	*22.06.2007*	---	---
12.	*Astakhova Svetlana Leonidovna*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*01.08.2007*	---	---
13.	*Dyakonov Mikhail Vasilievich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*01.08.2007*	---	---
14.	*Ershov Oleg Vladimirovich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*01.08.2007*	---	---
15.	*Ketkov Alexander Yulievich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*01.08.2007*	---	---
16.	*Kostin Denis Borisovich*	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*01.08.2007*	---	---
17.	*Petrov Mikhail Victorovich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*01.08.2007*	---	---
18.	*Popkov Nikolai Ivanovich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*01.08.2007*	---	---
19.	*Ulyanov Vladimir Vasilievich*	*Nizhny Novgorod oblast, Vyksa town*	*The person is a member of the collegiate executive body of the joint-stock company*	*01.08.2007*	---	---
20.	*Open Joint Stock Company "Investment communication company"*	*Building 2, Pluyshchikha street 55, Moscow*	*The person is entitled to dispose of more than 20% of the Company's voting shares* *The person belongs to the same group of persons to which the*	*10.10.1995*	*38,003539%*	*50,670388%*

			joint-stock company belongs			
21.	*Kiselev Alexander Nikolaevich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*03.06.2006*	---	---
22.	*Closed Joint Stock Company "Commercial bank "C – Bank"*	*Lenin street 6, Izhevsk city, 426057*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person*	*01.12.2002*	*0,001439%*	*0,001919%*
23.	*Fariseev Valeryi Mikhailovich*	*Izhevsk city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*20.04.2007*	*0,000049%*	---
24.	*Closed Joint Stock Company "Narodnyi telephone Saratov"*	*Kiselev street 40, Saratov city, 410600*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---
25.	*Bogatkin Alexander Vladimirovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*14.06.2007*	---	---
26.	*Closed Joint Stock Company "Nizhegorodskaya Sotovaya Svyaz"*	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks*	*30.03.1995*	---	---

			(contributions, stockholdings) making up the authorized (reserve) capital of this person			
27.	***Petrov Mikhail Victorovich***	***Nizhny Novgorod city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***21.11.2005***	---	---
28.	***Closed Joint Stock Company "Nizhegorodskyi radiotelephone"***	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person***	***26.08.1999***	---	---
29.	***Limited Liability Company "Volga-Finance"***	***Lesnaya street 8, Nizhny Novgorod city, 603053***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***24.08.2005***	---	---
30.	***Shuleshov Nikolai Mikhailovich***	***Nizhny Novgorod city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***30.06.2006***	***0,002603%***	***0,000421%***
31.	***Limited Liability Company "Nizhegorodskyi teleservice"***	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person***	***13.07.2005***	---	---
32.	***Zakharov Sergey Anatolievich***	***Nizhny Novgorod city***	***The person belongs to the same group of***	***03.10.2006***	---	---

			persons to which the joint-stock company belongs			
33.	*Closed Joint Stock Company "Orenburg – GSM"*	*Volodarsky street 11, Orenburg city, 460000*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---
34.	*Pyzhov Alexander Anatolievich*	*Orenburg city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*31.07.2006*	---	---
35.	*Closed Joint Stock Company "Samara – Telecom"*	*Polevaya street 43, Samara city, 443001*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---
36.	*Mezin Dmitry Alexeevich*	*Nizhny Novgorod city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*16.10.2006*	---	---
37.	*Closed Joint Stock Company "Transsviyaz"*	*Chaadaev street 2, Nizhny Novgorod city, 603035*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person*	*03.06.1997*	---	---

38.	*Sumin Yuri Afanasievich*	*Nizhny Novgorod city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.06.2007*	*0,000961%*	*0,001220%*
39.	*Closed Joint Stock Company "Ulyanovsk – GSM"*	*Goncharov street 52, Ulyanovsk city, 432063*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---
40.	*Ivanov Dmitry Vladimirovich*	*Saratov city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*06.06.2007*	---	---
41.	*Limited Liability Company "Agrofirm "REANTA"*	*Chavaina boulevard 11 a, Ioshkar Ola town, 424000*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---
42.	*Open Joint Stock Company "Information commercial networks "OMRIX"*	*Tereshkova street 10, Orenburg city, 460018*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---
43.	*Momotenko Nikolai Petrovich*	*Orenburg city*	*The person belongs to the same group of persons to which the*	*01.03.2006*	---	---

			joint-stock company belongs			
44.	*State educational institution the Volga State Academy of Telecommunications and IT of Samara city*	*Samara city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*22.06.2004*	---	---
45.	*Open Joint Stock Company of DLD&ILD "Rostelecom"*	*Dostoevsky street 15, Saint Petersburg, 191002, RF*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.05.1997*	---	---
46.	*Open Joint Stock Company "Central Telecommunications Company"*	*Proletarskaya street 23, Khimki town, Moscow's oblast, 141400*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
47.	*Martirosyan Vaagn Artavazdovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*08.06.2007*	---	---
48.	*Open Joint Stock Company "Central Telegraph"*	*Tverskaya street 7, Moscow, 125375, RF*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.05.1997*	---	---
49.	*Kuznetsov Pavel Borisovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*02.07.2007*	---	---
50.	*Open Joint Stock Company "North - West Telecom"*	*Gorokhovaya street 14/26, Saint Petersburg, 191186*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
51.	*Akulich Vladimir Alexandrovich*	*Saint Petersburg*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*23.08.2004*	---	--

52.	*Open Joint Stock Company "South Telecommunications Company"*	*Karasunskaya street 66, Krasnodar city, 350000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
53.	*Andreev Alexander Vladimirovich*	*Krasnodar city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*16.06.2006*	---	---
54.	*Open Joint Stock Company "Uralsvyazinform"*	*Moskovskaya street 11, Yekaterinburg city, 620014, Russia*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
55.	*Ufimkin Anatolyi Yakovlevich*	*Yekaterinburg city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.01.2005*	---	---
56.	*Open Joint Stock Company "SibirTelecom"*	*M.Gorky street 53, Novosibirsk city, 630099*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
57.	*Isaev Alexander Ivanovich*	*Novosibirsk city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*02.04.2007*	*0,000022%*	---
58.	*Open Joint Stock Company "Dalnevostochnaya Communications Company" ("Dalsvyaz")*	*Svetlanskaya street 57, Vladivostok city, 690950*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
59.	*Kolpakov Anton Yurievich*	*Vladivostok city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*25.05.2007*	---	---
60.	*Open Joint Stock Company of communications and IT of the*	*Rasul Gamzatov avenue 3, Makhachkala town, 367000*	*The person belongs to the same group of*	*10.10.1995*	---	---

	Republic of Dagestan		***persons to which the joint-stock company belongs***			
61.	***Gamzatov Gamzat Bilalovich***	***Makhachkala town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***02.08.2006***	---	---
62.	***Closed Joint Stock Company "Mobile telecommunications"***	***Building 2, Pluyshchikha street 55, Moscow, 119121, RF***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***15.09.1998***	---	---
63.	***Kurashova Valentina Victorovna***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***31.03.2007***	---	---
64.	***Open Joint Stock Company "Giprosvyaz"***	***3-rd Khoroshevskaya street 11, Moscow, 123298***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***30.05.1997***	---	---
65.	***Sysoev Alexander Abramovich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***01.07.2006***	---	---
66.	***Limited Liability Company Private security business "Rostelecom-bezopasnost"***	***Building 2, Deguninskaya street 2, Moscow, 127486***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***29.07.2002***	---	---
67.	***Closed Joint Stock Company "Startcom"***	***2-nd Spasonalivkovskyi pereulok 6, GSP-1, Moscow, 117909***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***20.08.1998***	---	---
68.	***Closed joint Stock Company "FK-Svyaz"***	***Volgogradskyi avenue 14, Moscow, 109316***	***The person belongs to the same group of persons to which the joint-stock company***	***15.07.1998***	***0,000974%***	***0,001299%***

			belongs			
69.	***Open Joint Stock Company "Kostromskaya gorodskaya telephone network"***	***Gagarin street 6, Kostroma town, 156026***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***10.10.1995***	***0,000305%***	***0,000407%***
70.	***Open Joint Stock Company "Moskovskaya gorodskaya telephone network"***	***Building 3, Petrovskyi boulevard 12, Moscow, 103051***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***10.10.1995***	---	—
71.	***Closed Joint Stock Company "Insurance company of the trade union of communications industry employees "Costars"***	***Pavel Korchagin street 2, Moscow, 129278***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***10.10.1995***	---	---
72.	***Subsidiary closed joint stock company "Armavirskyi plant of communications"***	***Urupskaya street 1-a, Armavir town, Krasnodar Territory, 352903***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***11.03.1999***	---	---
73.	***Closed Joint Stock Company "Altel"***	***Lenin avenue 54 B, Barnaul town, 656099***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***30.11.2002***	---	---
74.	***Closed Joint Stock Company "Baikalvestcom"***	***2-nd Zheleznodorozhnaya street 68, Irkutsk city, 664005***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***30.11.2002***	---	---
75.	***Closed Joint Stock Company "Vestelcom"***	***Sushchevskyi val street 26, Moscow, 127018***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***10.10.2002***	---	---
76.	***Closed Joint Stock Company "Vladimir Teleservice"***	***Gorokhovaya street 20, Vladimir town, 600017***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***30.11.2002***	---	---
77.	***Closed Joint Stock Company***	***Building 2, Dubovaya***	***The person belongs to***			

	"Globalstar Space telecommunications"	*Roshcha street 25, Moscow, 147427*	*the same group of persons to which the joint-stock company belongs*	*20.09.1996*	---	---
78.	*Closed Joint Stock Company "Yeniseitelecom"*	*Kachinskaya street 20, Krasnoyarsk city, 660020*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
79.	*Limited Liability Company "Novgorod Datacom"*	*Industrialnaya street 22, Pankovka, Velikiy Novgorod town, 173526*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*15.06.2005*	---	---
80.	*Closed Joint Stock Company "RTK-Center"*	*Kalanchevskaya street 15 a, Moscow, 107078*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*14.05.1997*	---	---
81.	*Open Joint Stock Company "NGTS-Page"*	*Vystavochnaya street 15/3, Novosibirsk city, 630078*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*29.12.2000*	---	---
82.	*Open Joint Stock Company "Regional information networks"*	*Trudovaya street 1, Novosibirsk city, 630099*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*29.12.2000*	---	---
83.	*Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov*	*October Revolution avenue 10/12, Stavropol city, 355035*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
84.	*Closed Joint Stock Company "Telecom" of Ryazan oblast*	*Svobody street 36, Ryazan town, 390006*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
85.	*Closed Joint Stock Company "AMT"*	*Room 235, B.Morskaya street 24, Saint Petersburg, 191185*	*The person belongs to the same group of persons to which the*	*26.12.2001*	---	---

			joint-stock company belongs			
86.	*Limited Liability Company "Vladimirskyi payphone"*	*Stroiteley avenue 32 a, Vladimir town, 620014*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
87.	*Limited Liability Company "MobilCom"*	*Mira street 17, Vladimir town, 600017*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
88.	*Closed Joint Stock Company "Teleport Ivanovo"*	*Tashkentskaya street 90, Ivanovo town, 153032*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.06.2005*	---	---
89.	*Limited Liability Company "Telecom-Stroi"*	*3-rd Balinskaya 9A, Ivanovo town, 153011*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
90.	*Limited Liability Company "Telecom-Terminal"*	*Lenin avenue 13, Ivanovo town, 153000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
91.	*Limited Liability Company "Ural Inform TV"*	*Krupskaya street 2, Perm city, 614060*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
92.	*Limited Liability Company "Factorial-99"*	*Bratskyi pereulok 47, Rostov-on-Don city, 344082*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*06.11.1997*	---	---
93.	*Non-commercial partnership "Center of investigation of telecommunications development problems"*	*Building 2, Pluyshchikha street 55, Moscow, 119121*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*2002*	---	---

94.	*Kovalenko Gennady Ivanovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*26.09.2007*	---	---
95.	*Limited Liability Company "Svyaz-Service-Irga"*	*Esenin street 21, Ryazan town, 390046, RF*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
96.	*Limited Liability Company Private security business "Zashchita"*	*Sovetskaya street 47/1, Volgograd city, 400005*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*11.03.2002*	---	---
97.	*Limited Liability Company "Intmashservice"*	*Golubinskaya street 8, Volgograd city, 400131*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*23.04.1997*	---	---
98.	*Closed Joint Stock Company "Tsentel"*	*Tverskaya street 7, Moscow, 125375*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*26.03.1998*	---	---
99.	*Closed Joint Stock Company "Open communications"*	*Tverskaya street 7, Moscow, 125375*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*07.08.2000*	---	---
100.	*Closed Joint Stock Company "Incom"*	*Building 3, Zubovskyi boulevard 27/26, Moscow, 121021*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*28.08.2000*	---	---
101.	*Closed Joint Stock Company "Moscow's center of new technologies and telecommunications"*	*Building 1, Arbat street 46, Moscow, 121002*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*09.10.2002*	---	---
102.	*Limited Liability Company "Holiday hotel "Malakhit"*	*Shcherbak street 15, Yalta town, Autonomous republic*	*The person belongs to the same group of*	*28.08.2000*	---	---

		of Crimea, Ukraine, 334200	*persons to which the joint-stock company belongs*			
103.	*Limited Liability Company "South-Giprosvyaz"*	*Gagarin street 67, Krasnodar city, 350062*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*24.12.2002*	---	---
104.	*Limited Liability Company "SvyazProektService"*	*3-rd Khoroshevskaya street 11, Moscow, 123298*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*19.04.1999*	---	---
105.	*Limited Liability Company "Giprosvyaz-Consulting"*	*3-rd Khoroshevskaya street 11, Moscow, 123298*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*11.03.1999*	---	---
106.	*Closed Joint Stock Company "CenterTelecom Service"*	*Room 101, Proletarskaya street 23, Khimki town, Moscow oblast, 141400*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*01.04.2003*	---	---
107.	*Open Joint Stock Company "Russian telecommunications network"*	*Maroseika street 2/15, Moscow, 101000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*02.03.2004*	---	---
108.	*Open Joint Stock Company "Joint-stock company of telephone communications development "Mobiltelecom"*	*Sukhe-Bator street 7, Ulan-Ude town, 670000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.06.2004*	---	---
109.	*Borzhonov Igor Kimovich*	*Ulan-Ude town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*25.05.2007*		
110.	*Open Joint Stock Company "Health complex "Orbita"*	*Village Olginka, Tuapse district, Krasnodar territory, 352840*	*The person belongs to the same group of persons to which the joint-stock company*	*18.12.2000*	---	---

			belongs			
111.	*Limited Liability Company "RPK Svyazist"*	*Settlement Petrovskoe, Priozernyi district, Lenindgadskaya oblast*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*26.11.2003*	---	---
112.	*Limited Liability Company "Giprosvyaz-Siberia"*	*Vystavochnaya street 15/3, Novosibirsk city, 630078*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*26.01.2004*	---	---
113.	*Limited Liability Company "STC-Finance"*	*Karasunskaya street 66, Krasnodar city, 350000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*19.03.2003*	---	---
114.	*Closed Joint Stock Company "Chita NET"*	*Tchaikovsky street 22, Chita town, 672090*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*25.08.2004*	---	---
115.	*Limited Liability Company "Twer-Telecom"*	*Novotorzhskaya street 24, Twer town, 170000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*31.12.2004*	---	---
116.	*Limited Liability Company "NWT-Finance"*	*Office 422, Bolshaya Morskaya street 26, Saint Petersburg, 191186*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*11.10.2004*	---	---
117.	*Limited Liability Company "Giprosvyaz – North –West"*	*Konstantinovskyi avenue 11 a, Saint Petersburg, 197110*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*01.02.2005*	---	---
118.	*Limited Liability Company "Wireless information technologies"*	*Lenin street 220, Yuzhno-Sakhalinsk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.06.2005*	---	---
119.	*Closed Joint Stock Company*	*Svetlanskaya street 57,*	*The person belongs to*			

	"Integrator. Ru"	*Vladivostok city, 690950*	*the same group of persons to which the joint-stock company belongs*	*30.06.2005*	---	---
120.	*Open Joint Stock Company "National payphone network"*	*Building 22, Pluyshchikha street 55, Moscow, 119121*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.09.2005*	---	---
121.	*Closed Joint Stock Company "Sakhalinugol-Telecom"*	*Karl Marx street 32, Yuzhno-Sakhalinsk town, 693000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.09.2005*	---	---
122.	*Closed Joint Stock Company "Operatorskyi center"*	*Novotorzhskaya street 22 a, Twer town, 170000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*04.12.2007*	---	---
123.	*Closed Joint Stock Company "Yugsvyazstroi"*	*Aivazovsky street 110/1, Krasnodar city, 350040*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*24.01.2001*	---	---
124.	*Open Joint Stock Company "A-svyaz"*	*Shevchenko street 7, Blagoveshchensk town, 675000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*23.06.2006*	---	---
125.	*Closed Joint Stock Company "ATC-32"*	*Mira street 94, Irkutsk city, 664002*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.06.2006*	---	---
126.	*Closed Joint Stock Company "Zebra Telecom"*	*Building 3, Trubnaya street 24, Moscow, 103051*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*14.06.2006*	---	---
127.	*Closed Joint Stock Company "Globus-Telecom"*	*Obraztsov street 38, Moscow, 127018*	*The person belongs to the same group of persons to which the*	*04.04.2006*	---	---

			joint-stock company belongs			
128.	*Limited Liability Company "Telecomcenter"*	*Building 4, Dmitrovskoe shosse 33, Moscow, 127550*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*26.04.2006*	---	---
129.	*Limited Liability Company "Parma-Inform"*	*Internatsionalnaya street 160, Syktyvkar town, Komi Republic, Russia, 167982*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*19.09.2006*	---	---
130.	*Closed Joint Stock Company "Saint Petersburg information Company" ("SPiC")*	*Saint Petersburg, Russia*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*05.12.2006*	---	---
131.	*Closed Joint Stock Company "ATC-41"*	*Building 1, Pionerskaya street 11"A", Bratsk town, Irkutsk oblast, 665708*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*18.12.2006*	---	---
132.	*Closed Joint Stock Company "Petersburg Transit Telecom"*	*Saint Petersburg, Russia*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*22.01.2007*	---	---
133.	*Open Joint Stock Company "Sakhatelecom"*	*Kurashov street 22, Yakutsk town, 677000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*25.01.2007*	---	---
134.	*Polishchuk Vladimir Petrovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*24.04.2003*	---	---
135.	*Krasnoborod'ko Mikhail Ivanovich*	*Saint Petersburg*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*14.11.2006*	---	---

136.	*Voloshin Konstantin Gennadievich*	*Yakutsk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*12.04.2007*	---	---
137.	*Popov Evgenyi Yurievich*	*Yuzhno-Sakhalinsk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*21.12.2005*	---	---
138.	*Skrylnikov Alexey Mikhailovich*	*Vladivostok city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*01.08.2005*	---	---
139.	*Lupyr Alexander Vasilievich*	*Yuzhno-Sakhalinsk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*05.06.2007*	---	---
140.	*Efimov Vladimir Pavlovich*	*Blagoveshchensk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.09.2007*	---	---
141.	*Afanasiev Anatolyi Ivanovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*31.03.2007*	---	---
142.	*Shedenkov Oleg Stanislavovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*24.08.2004*	---	---
143.	*Ostapchuk Alexey Vitalievich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*19.11.2002*	---	---
144.	*Petrov Andrey Leonidovich*	*Moscow*	*The person belongs to the same group of*	*27.09.2004*	---	---

			persons to which the joint-stock company belongs			
145.	***Drynkin Gennady Sergeevich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***29. 06.2007***	---	---
146.	***Rykolenko Olga Efimovna***	***Yalta town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***04.09.2006***	---	---
147.	***Kaledin Victor Mikhailovich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***13.08.2001***	---	---
148.	***Moskalev Valeryi Anatolievich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***17.12.2007***	---	---
149.	***Bulgakova Marina Vladilenovna***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***16.10.2006***	---	---
150.	***Kuchko Alexander Yurievich***	***Saint Petersburg***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***21.12.2007***	---	---
151.	***Sokolov Vladimir Alexandrovich***	***Saint Petersburg***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***21.08.2007***	---	---
152.	***Sopov Igor Sergeevich***	***Velikiy Novgorod town***	***The person belongs to the same group of persons to which the joint-stock company***	***24.07.2006***	---	---

			belongs			
153.	***Vinogradov Yuri Nikolaevich***	***Saint Petersburg***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***24.10.2003***	---	---
154.	***Statkevich Sergey Vladimirovich***	***Saint Petersburg***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***27.07.2007***	---	---
155.	***Rozhkov Edward Anatolievich***	***Syktyvkar town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***19.01.2006***	---	---
156.	***Noskov Nikolai Vasilievich***	***Saint Petersburg***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***24.12.2007***	---	---
157.	***Seredin Sergey Ivanovich***	***Barnaul town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***07.11.2007***	---	---
158.	***Shapovalov Vladimir Nikolaevich***	***Irkutsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***01.07.2005***	---	---
159.	***Ivanov Sergey Mikhailovich***	***Krasnoyarsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***01.05.2005***	---	---
160.	***Levin Dmitry Nikolaevich***	***Novosibirsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***27.07.2006***	---	---
161.	***Mitryushkin Sergey***	***Chita town***	***The person belongs to***	***07.11.2007***	---	---

	Alexandrovich		***the same group of persons to which the joint-stock company belongs***			
162.	***Maiba Vladimir Vasilievich***	***Irkutsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***19.06.2007***	---	---
163.	***Aganin Alexey Alexeevich***	***Bratsk town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***06.04.2007***	---	---
164.	***Litvishko Sergey Alexeevich***	***Novosibirsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***26.10.2006***	---	---
165.	***Tsvet Galina Vladimirovna***	***Perm city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***14.04.2005***	---	---
166.	***Terentiev Kirill Sergeevich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***22.05.2006***	---	---
167.	***Lantukh Vladislav Vladimirovich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***27.12.2004***	---	---
168.	***Sushilin Georgyi Mikhailovich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***10.05.2007***	---	---
169.	***Utkin Valeryi Vladimirovich***	***Twer town***	***The person belongs to the same group of persons to which the***	***21.11.2007***	---	---

			joint-stock company belongs			
170.	***Kopytin Alexander Anatolievich***	***Ivanovo town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***28.02.2005***	---	---
171.	***Andreev Andrey Gennadievich***	***Vladimir town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***22.06.2007***	---	---
172.	***Shepelev Oleg Ivanovich***	***Ivanovo town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***09.11.2006***	---	---
173.	***Papulin Andrey Borisovich***	***Ivanovo town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***15.05.2006***	---	---
174.	***Kopachenko Leonid Nikolaevich***	***Vladimir town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***14.10.2004***	---	---
175.	***Kostenko Vitalyi Stepanovich***	***Twer town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***25.04.2005***	---	---
176.	***Lepikhov Yuri Nikolaevich***	***Khimki town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***16.02.2007***	---	---
177.	***Boitsev Alexander Victorovich***	***Ryazan town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***21.04.2006***	---	---

178.	*Yurkin Vladimir Ivanovich*	*Vladimir town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*18.04.2006*	---	---
179.	*Ushakov Valeryi Alexandrovich*	*Ryazan town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.07.2005*	---	---
180.	*Kus'kov Vasilyi Grigorievich*	*Armavir town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.06.2002*	---	---
181.	*Evtushenko Konstantin Vladimirovich*	*Krasnodar city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*18.10.2004*	---	---
182.	*Zemtsev Alexander Vladimirovich*	*Stavropol town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*18.11.2002*	---	---
183.	*Krukhmalev Andrey Vladimirovich*	*Rostov-on-Don city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*17.12.1998*	---	---
184.	*Rodin Egor Egorovich*	*Krasnodar city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*21.11.2006*	---	---
185.	*Klitochenko Igor Vladimirovich*	*Volgograd city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*07.04.2006*	---	---
186.	*Kurochkin Valeryi Petrovich*	*Krasnodar city*	*The person belongs to the same group of*	*27.04.2007*	---	---

			persons to which the joint-stock company belongs			
187.	***Salyukov Vladimir Vasilievich***	***Krasnodar city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***23.12.2006***	---	---
188.	***Stolyarov Victor Vasilievich***	***Novosibirsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***26.01.2006***	---	---
189.	***Razumovskyi Lev Grigorievich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***31.03.2007***	---	---
190.	***Open Joint Stock Company Information technologies of communications" ("Svyazintek")***	***Building 2, Pluyshchikha street 55, Moscow, 119121***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***30.06.2005***	---	---
191.	***Lyubchenko Oleg Stepanovich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***31.03.2007***	---	---
192.	***Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya" (OJSC "ORK")***	***Pyatnitskaya street 70, Moscow, 113095***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
193.	***Tolstokhlebov Sergey Nikolaevich***	***Moscow***	***The person belongs to the same group of***	***22.06.2007***		

			persons to which the joint-stock company belongs		---	---
194.	***Closed Joint Stock Company Joint-Stock Bank "Gazprombank"***	***Raushskaya naberezhnaya 16, Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
195.	***Closed Joint Stock Company "BaltAvtoPoisk"***	***Kharchenko street 13, Saint Petersburg, 194100***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
196.	***Closed Joint Stock Company "Leader"***	***Simpheropolskyi boulevard 13, Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
197.	***Open Joint Stock Company "Moscow incorporated power-line company"***	***Ordzhonikidze street 27, Podolsk town, Moscow oblast***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
198.	***Open Joint Stock Company "Moscow heat supply company"***	***Building 2, Bolshaya Tatarskaya street 46, Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---

199.	***Closed Joint Stock Company "Professional telecommunications"***	***Building 3, Sadovnicheskaya street 76/71, Moscow, 113035***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***30.06.2007***	---	---
200.	***Closed Joint Stock Company "RadioTel"***	***Chapytin street 6-11, Saint Petersburg, 197376***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***30.06.2007***	---	---
201.	***Closed Joint Stock Company "RTK-Invest"***	***Office 220, Building 1, Srednyi Tishinskyi pereulok 28, Moscow, 123557***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
202.	***Open Joint Stock Company "Telecominvest"***	***Nevskyi avenue 54, Saint Petersburg, 191011***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
203.	***Open Joint Stock Company "Tetrasvyaz"***	***Building 3, Bakhrushin street 36/14, Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
204.	***Closed Joint Stock Company "Rostelegraph"***	***Tverskaya street 7, Moscow, 103375***	***The person belongs to the same group of persons to which the***	***22.05.2007***	---	---

			joint-stock company belongs (affiliation through the members of management bodies) – D.B. Kostin			

II. Changes that occurred in the list of affiliated persons for the period

from 01 01 2008 to 31 03 2008

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
1.	*The person ceased to be the Company's affiliated person due to its reorganization in the form of takeover to other Company's affiliated person – to LLC Nizhegorodskyi teleservice.*	*29.01.2008*	*30.01.2008*

1. Content of data about affiliated person prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of legal entity or place of residence of a natural person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person in the authorized capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person
2	3	4	5	6	7
Limited Liability Company NIZHEGORODTELESERVICE	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (contributions, stockholdings) making up the authorized (reserve) capital of this person*	*26.02.1997*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
2.	*Change of the ground date by virtue of which the person is recognized to be affiliated due to reorganization of affiliated person – LLC NIZHEGORODTELESERVICE in the form of takeover to other Company's affiliated person – to LLC Nizhegorodskyi teleservice.*	*29.01.2008*	*30.01.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Zakharov Sergey Anatolievich	*Nizhny Novgorod*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*01.10.2003*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Zakharov Sergey Anatolievich	*Nizhny Novgorod*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*03.10.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
3.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*01.12.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Vavilin Alexander Alexandrovich	*Arkhangelsk town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*15.06.2006*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Bukin Sergey Grigorievich	*Saint Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*24.10.2003*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
4.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*06.12.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	- 3	4	5	6	7
Limited Liability Company «Artelecom-service"	*Priorov proezd 4, Arkhangelsk town, 163071*	*The person belongs to the group of persons to which the joint-stock company belongs*	*21.11.2001*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "RSU-Telecom"	*Stachek avenue 18, building 2, letter Б, Saint Petersburg, 198095,*	*The person belongs to the group of persons to which the joint-stock company belongs*	*25.11.2003*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
5.	*The person is affiliated due to joining the group of persons to which the Company belongs*	*19.12.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Yankovskyi Roman Yurievich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*19.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
6.	*The person is affiliated due to joining the group of persons to which the Company belongs*	*26.12.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telecom-R"	*Rooms 15,17, Krasnoprudnaya street 12/1, Moscow, 107140*	*The person belongs to the group of persons to which the joint-stock company belongs*	*26.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
7.	*Change of the name of affiliated person belonging to the group of persons to which the Company belongs*	*04.12.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "ATC"	*Novotorzhskaya street 22 a, Twer town, 170000*	*The person belongs to the group of persons to which the joint-stock company belongs*	*21.11.2005*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Operatorskyi center"	*Novotorzhskaya street 22 a, Twer town, 170000*	*The person belongs to the group of persons to which the joint-stock company belongs*	*04.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
8.	*Change in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person - joint-stock company belonging to the same group of persons*	*21.11.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Byrdin Dmitry Alexandrovich	*Twer town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*06.04.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Utkin Valeryi Vladimirovich	*Twer town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*21.11.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
9.	*Change in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person - joint-stock company belonging to the same group of persons*	*07.11.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Naboka Alexander Ivanovich	*Barnaul town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*03.03.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Seredin Sergey Ivanovich	*Barnaul town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*07.11.2007*	---	---

2. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Antropov Vladimir	*Chita town*	*The person belongs to the group of persons*		*0,000008%*	*0,000011%*

Nikolaevich		*to which the joint-stock company belongs*	*14.07.2003*		

Content of data about affiliated person after the change:

2	3	4	5	6	7
Mitryushkin Sergey Alexandrovich	*Chita town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*07.11.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
10.	*Change in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person - joint-stock company belonging to the same group of persons*	*17.12.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Matrenin Vasilyi Fedorovich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*06.04.2006*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Moskalev Valeryi Anatolievich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*17.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
11.	*Change of the date of affiliation ground occurrence due to the re-election of single executive body of affiliated person - joint-stock company belonging to the same group of persons*	*21.12.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Kuchko Alexander Yurievich	*Saint Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*20.06.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Kuchko Alexander Yurievich	*Saint Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*21.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
12.	*Change of the date of affiliation ground occurrence due to the re-election of single*	*24.12.2007*	*04.03.2008*

	executive body of affiliated person - joint-stock company belonging to the same group of persons		

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Noskov Nikolai Vasilievich	*Saint Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*10.08.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Noskov Nikolai Vasilievich	*Saint Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*24.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
13.	*Change of data due to the update of the information by the person entitled to dispose of more than 50% of the Company's voting shares*	*31.12.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Izotov Alexey Victorovich	*Ulan-Ude town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*25.05.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Borzhonov Igor Kimovich	*Ulan-Ude town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*25.05.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
14.	*Update of the date of ground (s) occurrence by virtue of which the person is recognized to be affiliated, due to the update of the information by the person entitled to dispose of more than 50% of the Company's voting shares*	*31.12.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Litvishko Sergey Alexeevich	*Novosibirsk city*	*The person belongs to the group of persons to which the joint-stock company belongs*	*31.05.2005*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Litvishko Sergey Alexeevich	*Novosibirsk city*	*The person belongs to the group of persons to which the joint-stock company belongs*	*26.10.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
15.	*The person is the Company's affiliated person due to the update of the information about the group of persons to which the Company belongs*	*31.12.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Kovalenko Gennady Ivanovich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*26.09.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
16.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*05.11.2007*	*04.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Erokhin Dmitry Evgenievich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*03.11.2003*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
17.	*The person is not the Company's affiliated person due to the update of the information about the group of persons to which the Company belongs*	*2007*	*13.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "PeterStar"	---	*The person belongs to the group of persons to which the joint-stock company belongs* (affiliation through members of management bodies)	*22.06.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons

18.	*The person is the Company's affiliated person due to the update of the information about the group of persons to which the Company belongs*	*22.05.2007*	*13.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Rostelegraph"	*Tverskaya street 7, Moscow, 103375*	*The person belongs to the group of persons to which the joint-stock company belongs* (affiliation through members of management bodies)	*22.05.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
19.	*Update of location of the Company's affiliated person*	*31.03.2008*	*31.03.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "RadioTel"	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs* (affiliation through members of management bodies)	*30.06.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Closed Joint Stock Company "RadioTel"	*Chapytin street 6-11, Saint Petersburg, 197376*	*The person belongs to the group of persons to which the joint-stock company belongs* (affiliation through members of management bodies)	*30.06.2007*	---	---

2. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Professional telecommunications"	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs* (affiliation through members of management bodies)	*30.06.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Professional telecommunications"	*Building 3, Sadovnicheskaya street 76/71, Moscow, 113035*	*The person belongs to the group of persons to which the joint-stock company belongs* (affiliation through members of management bodies)	*30.06.2007*	---	---

1283-2(b)

RECEIVED

QUATERLY REPORT

Open Joint Stock Company VolgaTelecom

The issuer's code: | 0 | 0 | 1 | 3 | 7 | - | A |

For quarter I of 2008

The issuer's location: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation.

The information contained in this quarterly report is subject to disclosure in accordance with the Russian Federation securities law

General Director	signature	/S.V. Omelchenko / signator
Date: May 14, 2008.		
Chief accountant	signature	/N.I. Poskov / signator
Date: May 14, 2008.	LS	

Открытое акционерное общество ВолгаТелеком г. Нижний Новгород

Contact person: Expert of 1-st category
Mrs. Mironova Elena Petrovna

Phone: +7(831) 437 51 39
Fax: +7(831) 430 67 68
E-mail: gd@vt.ru

The address of Internet web-site(s) where the information contained in this quarterly report is disclosed: http://www.vt.ru/?id=10632

Table of contents

IV. Data on the issuer's financial and economic activities

V. Detailed data on persons - members of the issuer's management bodies, the issuer's bodies controlling its financial-economic activities, and brief data on the issuer's employees (workers)

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

VII. The issuer's accounting statements and other financial information

VIII. Additional information on the issuer and issuing securities placed by the issuer

Introduction

The issuer's full and abbreviated brand name:
The issuer's full brand name:
Открытое акционерное общество "ВолгаТелеком"
The issuer's full brand name in English:
Open Joint Stock Company VolgaTelecom
The issuer's abbreviated brand name: ***ОАО "ВолгаТелеком"***
The issuer's abbreviated brand name in English: ***OJSC VolgaTelecom***

The issuer's location:
Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation

The issuer's contact telephone numbers and e-mail address:
Phone: *+7 (831) 437 50 09; 437 50 00*
Fax: *+7 (831) 430 67 68*
E-mail: **gd@vt.ru**

The address of the web site in the Internet where the full text of the issuer's quarterly report is posted:
http://www.vt.ru/?id=10632

The grounds of the issuer's obligation to disclose the information in the form of quarterly report:

- ***the issuer is a joint stock company established as a result of privatization of state enterprise, and in accordance with privatization plan approved as established by law which plan as of the date of its approval was the prospectus of emission of the issuer's shares, as the privatization plan provided for the opportunity of the issuer's shares disposal to more than 500 purchasers;***
- ***the issuer has securities in circulation – the bonds for which the prospectus of securities was registered.***

"The present quarterly report contains the estimates and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the industry in which the issuer executes its core activities and the results of the issuer's activities, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimates and forecasts of the issuer's management bodies, as the actual results of the issuer's activities in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report".

I. Brief data on persons forming the issuer's management body structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons who signed the quarterly report

1.1. Persons forming the issuer's management body structure

1.1.1. The issuer's collegial management body: **Board of directors**
Personal structure of the issuer's Board of directors:
Chairman: ***Kuznetsov Sergey Ivanovich***
Year of birth: ***1953***

Members of the Board of directors:
Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Bilibin Yuri Alexandrovich
Year of birth: ***1971***
Gavrilenko Anatolyi Anatolievich
Year of birth: ***1972***
Grigorieva Alla Borisovna
Year of birth: ***1967***
Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Enin Evgenyi Petrovich
Year of birth: ***1958***
Zhelonkin Vladimir Borisovich
Year of birth: ***1967***
Omelchenko Sergey Valerievich
Year of birth: ***1963***
Savchenko Victor Dmitrievich
Year of birth: ***1960***
Fedorov Oleg Romanovich
Year of birth: ***1968***

1.1.2. The issuer's collegial executive body: **Management board**
Personal structure of the issuer's Management board:
Chairman of the Management board: ***Omelchenko Sergey Valerievich***
Year of birth: ***1963***

Members of the Management board:
Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Ershov Oleg Vladimirovich
Year of birth: ***1977***
Ketkov Alexander Yulievich
Year of birth: ***1972***
Kostin Denis Borisovich

Year of birth: ***1969***
Petrov Mikhail Victorovich
Year of birth: ***1973***
Popkov Nikolai Ivanovich
Year of birth: ***1973***
Ulyanov Vladimir Vasilievich
Year of birth: ***1951***

1.1.3. The issuer's single executive body: **General Director**

The person holding the post of the issuer's single executive body:

Omelchenko Sergey Valerievich
Year of birth: ***1963***

1.2 Data on the issuer's bank accounts

The data are provided in regard to at least 10 settlement and other accounts of the issuer that are considered by the issuer to be its GL accounts:

The list of accounts of OJSC VolgaTelecom's General directorate

№	Account number	TIN	Bank	BIC	Corresponding account №	The bank department where the account is established. Location.	Currency	Account category
	General directorate							
1	40702810142020002011	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	RUR	Expense
2	40702810442020001796	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	RUR	Receipts
3	40702810642020400003	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	RUR	Expense
4	40702978342020000276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	EUR	Current, currency
5	40702978142020200276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	EUR	Transit, currency
6	40702840742020000276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	USD	Current, currency
7	40702840542020200276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	USD	Transit, currency
8	40702840800010369714	7710030411	Closed Joint Stock Company "International Moscow Bank", ZAO "International Moscow Bank"	44525545	30101810300000000545	Representation office of ZAO "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155	USD	Current, currency
9	40702810200010369713	7710030411	Closed Joint Stock Company "International Moscow Bank", ZAO "International Moscow Bank"	44525545	30101810300000000545	Representation office of ZAO "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155	RUR	Expense

10	40702840100010369715	7710030411	Closed Joint Stock Company "International Moscow Bank", ZAO "International Moscow Bank"	44525545	30101810300000000545	Representation office of ZAO "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155	USD	Transit, currency
11	40702810800000001352	7744001497	Joint stock bank of gas industry "GAZPROMBANK" (closed joint stock company), Branch of Joint Stock Bank "Gazprombank" (ZAO)	42202764	30101810700000000764	Branch of Joint Stock Bank "Gazprombank" (ZAO) in Nizhny Novgorod city, Piskunov street 3/5, 603005	RUR	Expense
12	40702840224000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	USD	Current, currency
13	40702978824000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	EUR	Current, currency
14	40702840324000021872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	USD	Transit, currency
15	40702978924000021872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	EUR	Transit, currency
16	40702810924000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	RUR	Receipts
17	40702810800000001038	7710301140	Intra-regional commercial bank of communications and IT development (open joint stock company), (OJSC JSCB "Svyaz-Bank")	44525848	30101810900000000848	OJSC JSCB "Svyaz-Bank" Tverskaya street 7, Moscow, 125375	RUR	Receipts-expense
18	40702810200320000097	7710301140	Intra-regional commercial bank of communications and IT development (open joint stock company) Nizhny Novgorod regional branch	042202700	30101810900000000700	OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, Pozharskyi street 20, Nizhny Novgorod city, 603005	RUR	Receipts-expense
19	40702810100320100097	7710301140	Intra-regional commercial bank of communications and IT development (open joint stock company) Nizhny Novgorod regional branch	042202700	30101810900000000700	OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, Pozharskyi street 20, Nizhny Novgorod city, 603005	RUR	Expense

1.3. Data on the issuer's auditor (auditors)

Information about the auditor (auditors) conducting (conducted) independent audit of the issuer's accounting procedures and financial (accounting) statement comprising quarterly report on the basis of the contract concluded with the auditor (s), and also about the auditor (auditors) approved (selected) for the audit of the issuer's annual financial (accounting) statements at current or accomplished fiscal year-end:

Full brand name:
Ernst & Young Limited Liability Company
Abbreviated brand name: ***Ernst & Young LLC***
Location: ***Building 1, Sadovnicheskaya Naberezhnaya 77, Moscow, 115035, the Russian Federation***
TIN: *7717025097*
Phone: *+7 (495) 705-97-00* Fax: *+7 (495) 755-97-01*
E-mail: moscow@ru.ey.com
Data on the auditor's license:
License number: ***№ E002138, approved by Ministry of Finance order № 223 of September 30, 2002.***
Date of issue: ***30.09.2002***
Validity term: ***till 30.09.2007***
The license validity term was extended by RF Ministry of Finance order №573 of September 17, 2007 till September 30, 2012.
Licensing authority: ***the Russian Federation Ministry of Finance***
Data on the auditor's affiliation to boards, associations or to other trade associations (organizations):
Ernst & Young LLC participates in the activities of Advisory council for foreign investments in Russia operating under the chairmanship of Ernst & Young LLC and the Chairman of the Russian Federation Government.

Ernst & Young LLC also cooperates with Russian Union of Industrialists and Entrepreneurs, Association of Russian banks, International center for taxes and investments, Moscow International Business Association, European Business Association, American Chamber of Commerce and Business council for corporate governance in Europe emerging markets under the auspices of World Economic Forum, and also interacts with Russian legislative authorities and ministries on the issues related to business.

Ernst & Young LLC officers take active part in the activities of the above listed organizations. It means that the Company's experts not only have the idea of political and economic factors affecting the business of our customers, but also of the course of problems solution and persons defining this process.

Ernst & Young LLC experts are the members of the following committees:

Russian Union of Industrialists and Entrepreneurs:

Working group for taxation and currency exchange regulation; Working group for judicial reform; Working group for the problems of SME development; Committee for corporate governance; Working group for gas industry reform; Working group for the problems of financial and securities market; Working group for power industry reform.

American Chamber of Commerce:

Committees: for capital markets and financial services; customs and transport; power industry; financial markets; labor relations; IT and communications; investments; leasing; property; security; taxation.

European Business Association:

Committees: of automakers; for corporate governance issues; for customs; for labor relations; for IT; for power industry; for property; for taxation.

Union of German Economy:

Committee for foreign trade; Committee for taxes and financial reporting.

Non-commercial partnership "Institute of professional accountants of Russia":

Executive council; Committee for international relations of the Institute of professional accountants of Russia. Ernst & Young LLC is a member of this organization – minutes № 11/-05 of November 23, 2005.

Ernst & Young LLC is also a longstanding member of Association of Russian banks.

Fiscal year for which the auditor conducted independent audit of accounting procedures and financial (accounting) statements of the issuer:

RAS accounting statements for 2007.

As per the contract's terms and conditions the audit opinion based on the results of conducted audit will be obtained in Q 2-2008.

The factors that may affect the independence of the auditor from the issuer:

There are no such factors.

The information on availability of material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):

Availability of the auditor's equity shares (the auditor's officials) in the issuer's authorized capital: ***none.***

Provision of borrowings to the auditor (the auditor's officials) by the issuer: ***none.***

Availability of close business relations and also of kindred relations: ***none.***

Data on the issuer's officials being concurrently the auditor's officials: ***There are no such persons.***

The procedure of the issuer's auditor selection.

Availability of tender procedure related to the auditor selection:

Starting since 2006 fiscal year the procedure of the auditor selection is governed by "Regulation on the procedure of holding tender of selecting an auditor for mandatory audit of accounting procedures and drawing up of financial (accounting) statements of OJSC VolgaTelecom. In 2003 - 2005 there was no such procedure.

The procedure of nominating the auditor's candidacy for the approval by shareholders' meeting:

The auditor's candidacy is preliminary approved by the Committee for Audit. Then, the auditor's candidacy is approved by the issuer's Board of directors and is included into the agenda of annual general meeting of shareholders. The auditor is elected by voting at annual general meeting of shareholders.

Information about the activities carried out by the auditor within special audit engagements:

In regard to accounting statements for year 2007 there were no activities within special audit engagements.

The procedure of defining the auditor's fee size:

The size of the fee for the auditor's services is defined by the Company's Board of directors (in accordance with Federal Law "On joint stock companies", Article 65, item 10) and is included into the contract. The size of the fee is calculated on the basis of hourly rates of the adviser's employees depending on the employees' category and time spent by the employees to render these services.

The actual fee paid to the auditor for 2003 is RUR 12 569 567.

The actual fee paid to the auditor for 2004 is RUR 11 838 894.

The actual fee paid to the auditor for 2005 is RUR 23 263 243.

The actual fee paid to the auditor for 2006 is RUR 28 801 900.

As of 31.03.2008 the actual fee paid to the auditor for 2007 is RUR 17 717 700.

Information about availability or lack of deferred and delayed payments for the services rendered by the auditor:

There are no deferred and delayed payments for the services rendered by the auditor.

1.4. Data on the issuer's appraiser

In regard to the appraiser (appraisers) being involved (involved) by the issuer in the reporting quarter:

During the reporting quarter the issuer did not involve the appraiser

- to determine the market price of securities being placed and of placed securities in circulation;

- to render other services of evaluation related to securities issue.

Data on the appraiser involved in reassessment of property, plant and equipment of the issuer or the issuer's real property assets for the last 5 accomplished fiscal years and during the reporting quarter:

During the last 5 accomplished fiscal years and the reporting quarter the issuer did not involve the appraiser in reassessment of property, plant and equipment or real property assets.

1.5. Data on the issuer's advisers

Financial adviser at securities market which renders the appropriate services to the issuer on the basis of contract and also other persons rendering consulting services related to securities issue to the issuer, and which signed quarterly report and/or registered offering memorandum of marketable securities:

During the reporting quarter the issuer did not involve such advisers.

Data on other advisers the disclosure of which, in the issuer's opinion, is essential for making the decision on acquisition of the issuer's securities:

During the reporting quarter the issuer did not involve such advisers.

1.6. Data on other persons who signed this quarterly report

There are no other persons who signed this quarterly report.

II. Basic information on the issuer's financial-economic standing

2.1. Indicators of the issuer's financial-economic activities

Indicators characterizing the issuer's financial standing:

Indicator's description	Indicator of the reporting period				
	31.12.03.	31.12.04.	31.12.05.	31.12.06.	31.12.07.
The issuer's net assets value, RUR thousand	*13 163 440*	*14 822 820*	*16 515 274*	*18 376 404*	*21 051 445*
Ratio of raised funds amount to capital and reserves, %	*63 %*	*93%*	*95%*	*99,6%*	*96,2%*
Ratio of current liabilities amount to capital and reserves, %	*37 %*	*54%*	*39%*	*38%*	*51%*
Cover of payments for debt service, %	*70%*	*47%*	*66%*	*70%*	*60%*
Overdue debt level, %	*2 %*	*2%*	*2%*	*0%*	*0%*
Accounts receivable turn-over, times	*8,9 times*	*12,4 times*	*12,0 times*	*7,9 times*	*9 times*
Share of dividends in profit, %	*12%*	*18%*	*18%*	-	-
Labor efficiency, RUR thousand/man	*298*	*390*	*460*	*509*	*694*
Depredation and amortization to proceeds amount, %	*10%*	*10%*	*12%*	*13%*	*14%*

Financial solvency, in the first place, means the availability with the issuer of cash and cash equivalents sufficient for settlement of accounts payable requiring prompt payment.

Thus, the basic features of financial solvency are:

- ***availability of proprietary resources of sufficient volume;***
- ***reduction of overdue accounts payable.***

During all the periods under analysis the issuer carried out its operating activity at the expense of its proprietary resources.

In 2003-2007 the issuer's net assets are steadily growing. At 31.12.2007 the issuer's net assets amounted to RUR 21 051 445 000.

Thus, despite the invariance of the authorized capital the issuer has demonstrated considerable growth of net assets amount. Substantial surplus of net assets over the authorized capital is one of the basic criteria of the issuer's financial stability.

Despite the permanent growth, at 2003-2007 year-end the volume of raised funds did not exceed the issuer's capital and reserve value.

At 31.12.2007 the share of raised funds in the issuer's capital and reserve was 96,2%, which is by 3,4% less than at 2006 end.

In 2007 the share of current liabilities in the issuer's capital and reserves has grown by 13% and accounted for 51%.

The issuer has an acceptable leverage and is relatively independent from creditors.

Turn-over indicators characterize the issuer's business activity and the efficiency of management operation. That is why when the rate of turn-over is increasing one may speak about the increase of the issuer's financial solvency. At the same time the volume of rendered services is growing as well as the volume of mutual settlements. In 2007 the issuer's accounts receivable turn-over has grown.

Basing on the results of evaluation of the issuer's financial standing for the periods under analysis OJSC VolgaTelecom is the company with reasonable financial standing. Upon the whole the Company's financial solvency and financial stability are at acceptable level, and positive dynamics of most of key financial indicators for 2007 testifies to this fact..

The issuer has fair chances to for further development. The implementation of scheduled investment projects will help OJSC VolgaTelecom to achieve more efficient operation.

Indicators characterizing the issuer's financial standing are provided at 31.03.2008:

Indicator description	**Accounting treatment**	**Q 1-2007**	**Q 1-2008**
The issuer's net assets value, RUR thousand	In accordance with the procedure established by Russia's Ministry of Finance and/or federal body of executive authority for securities market for joint-stock companies	***19 183 081***	***21 780 574***
Ratio of raised funds amount to capital and reserves, %	(Non-current liabilities at the reporting period end + Current liabilities at the reporting period end) / (Capital and reserves at the reporting period end) x 100	***90,1%***	***95,0%***
Ratio of current liabilities amount to capital and reserves, %	(Current liabilities at the reporting period end) / (Capital and reserves at the reporting period end) x 100	***31,3%***	***48,6%***
Cover of payments for debt service, %	(Net profit for the reporting period + Amortization deductions for the reporting period) / (Liabilities due to redemption during the reporting period + interest due to payment in the reporting period) x 100	***27,1%***	***17,2%***
Overdue debt level, %	(Overdue debt at the reporting period end) / (Non-current liabilities at the reporting period end + Current liabilities at the reporting period end) x 100%	***0%***	***0%***
Accounts receivable turn-over, times	(Proceeds from sale of commodities, products, works and services net of VAT, excise and similar taxes and compulsory payments) / (Accounts receivable at the reporting period end – Debt of participants (promoters) as regards contributions to authorized capital at the reporting period end)	***2 times***	***2,2 times***
Share of dividends in profit, %	(Dividends on ordinary shares at the accomplished fiscal year-end) / (Net profit at the accomplished fiscal year-end – Dividends on preferred shares at the	-	-

Indicator description	Accounting treatment	Q 1-2007	Q 1-2008
	accomplished fiscal year-end) x 100		
Labor efficiency, RUR /man	(Proceeds) / (Staff on the payroll)	*159 150*	*190 475*
Depredation and amortization to proceeds amount, %	(Amortization expenses) / (Proceeds) x 100	*14,0%*	*16,6%*

The treatment recommended by Russia's FFMS was used to calculate the referenced indicators.

The growth of net assets value is the basic initial indicator of the enterprise financial standing stability. For quarter 1 of 2008 the issuer's net assets value has grown by 13,5% or RUR 2 597 million vs. similar period of the prior year.

The indicators of the ratio of raised funds amount to capital and reserve and the ratio of current liabilities to capital and reserve are the indicators of the issuer's financial leverage. The greater these indicators are, the greater is the issuer's financial leverage from external counterparties, the lower are these indicators the lower is the company's leverage. In Q 1-2008 the issuer's financial leverage from external counterparties has slightly grown.

At 31.03.2008 the share of raised funds in the issuer's capital and reserves accounted for 95,0%, which is by 4,9% more vs. the similar period of the prior year.

The share of current liabilities in the issuer's capital and reserves during 3 months of 2008 has grown by 17,3% vs. similar period of the prior year and accounted for 48,6%.

The issuer has an acceptable leverage and is relatively independent from creditors.

The behavior of labor efficiency performance (increase by 19,7% vs. similar period of the prior year) testifies to the fact that the issuer's operations efficiency has improved.

Basing on the results of evaluation of the issuer's financial standing for the periods under analysis OJSC VolgaTelecom is the company with reasonable financial standing. Upon the whole the issuer's financial solvency and financial stability are at acceptable level despite negative behavior of some of the indicators.

The issuer has fair chances to for further development. The implementation of scheduled investment projects will help OJSC VolgaTelecom to achieve more efficient operation.

2.2. The issuer's market capitalization

Information about the issuer's market capitalization at the end date of each fiscal year and at the end date of the last accomplished reporting period:

OJSC VolgaTelecom total market capitalization:

End date of fiscal year/end date of the last accomplished reporting period	Total capitalization, US$	Total capitalization, RUR
31.12.2003	*703 247 172*	*20 713 793 827*
31.12.2004	*946 325 262*	*26 259 295 798*
31.12.2005	*1 274 387 471*	*36 680 057 385*
31.12.2006	*1 815 126 411*	*47 881 038 081*
31.12.2007	*1 819 424 680*	*44 648 317 756*
31.03.2008	*1 817 941 978*	*42 749 996 383*

At the end date of the reporting period the issuer's shares are allowed for circulation by two trading organizers at securities market:

- Open Joint Stock Company "Stock Exchange "Russian Trading System" (OJSC "RTS");

- Closed Joint Stock Company "Stock Exchange MICEX" (ZAO "SE MICEX").

Non-Commercial Partnership "Stock Exchange "Russian Trading System" (NCP RTS) - trading organizer was selected for calculation of weighted average price of a share for 2003-2004, the issuer's shares had been circulating in NCP RTS trading system since December 1996 to December 31, 2006.

OJSC "RTS" - trading organizer was selected for calculation of market price of a share for 2005-2008, the issuer's shares have been circulating in OJSC "RTS" trading system since November 2004.

Methods of determining the issuer's market capitalization:

1. For 2003-2004.

Market capitalization is calculated as the product of the quantity of shares of corresponding category (type) by weighted average price of a share of this category (type). Weighted average price is calculated by 10 largest transactions made via the trading organizer at securities market in the month preceding the month when the last reporting quarter ends, or in the last month of each accomplished fiscal year for which the issuer's market capitalization is provided.

In case, if during the month specified in this item less than 10 transactions were made via the trading organizer at securities market, weighted average price of a share is calculated by 10 largest transactions made via the trading organizer at securities market during 3 months preceding the month when the last reporting quarter ends, or during 3 last months of each accomplished fiscal year for which the information about the issuer's market capitalization is provided.

In case, if during the 3 months specified above in this item less than 10 transactions were made via the trading organizer at securities market, the method of determining the issuer's market capitalization on the basis of calculation of weighted average price of shares allowed for circulation by the trading organizer at securities market by 10 largest transactions made via the trading organizer at securities market is not applied.

In case, if during the 3 months specified above in this item less than 10 transactions were made via the trading organizer at securities market, the issuer's market capitalization is calculated on the basis of weighted average price of shares allowed for circulation by the trading organizer at securities market, the price being calculated on the basis of two-way deals actually concluded during the trading session via the trading organizer at securities market during the 3 months specified above in this item.

In case, if for some reasons the information about made transactions may not be provided by the trading organizer at securities market, the method of determining the issuer's market capitalization on the basis of calculation of weighted average price of shares allowed for circulation by the trading organizer at securities market is not applied.

2. For 2005-2008.

Market capitalization is calculated as the product of shares quantity of the corresponding category (type) by market price of a share of this category (type). The market price is determined in accordance with "The procedure of calculation of market price of issuing securities and investment shares and investment funds allowed for circulation via trading organizers" approved by Russia's FCSM Regulation № 03-52/nc of 24.12.2003 (registered with the Ministry of justice of the Russian Federation on 23.01.2004, registration № 5480) and is disclosed by the trading organizer at securities market.

Market price of issuing securities allowed for circulation via a trading organizer is calculated in the following way:

In case if during a selling day on the date of calculation of market price of a security there were made ten and more transactions via the trading organizer, then the market price is calculated as weighted average price (rate) of one security under the transactions made during the selling day via the trading organizer.

In case if during a selling day on the date of calculation of market price of a security there were made less than ten transactions via the trading organizer (including the case when there were no transactions), then the market price is calculated as weighted average price (rate) of one security for the last ten transactions made during the last 90 selling days via the trading organizer.

In case if during the last 90 selling days via the trading organizer there were made less than ten transactions on one security, then the market price is not calculated.

In case if on the date of the trading organizer's determination of security's market price the market price is not calculated, then the latest in time market price calculated by the trading organizer and established during 90 selling days is recognized to be the market price.

Ordinary registered shares:

End date of the last accomplished reporting period	US$/RUR rate*, RUR	Market price, 03-52/пс, RUR	Quantity of shares	Capitalization, US$	Capitalization, RUR
31.12.2003	*29,4545*	–	*245 969 590*	*573 505 156*	*16 892 307 617*
31.12.2004	*27,7487*	–	*245 969 590*	*768 131 054*	*21 314 638 178*
31.12.2005	*28,7825*	*114,96654*	*245 969 590*	*982 481 463*	*28 278 272 708*
31.12.2006	*26,3789*	*157,43116*	*245 969 590*	*1 467 964 088*	*38 723 277 878*
31.12.2007	*24,5398*	*148,16947*	*245 969 590*	*1 485 145 918*	*36 445 183 786*
31.03.2008	*23,5156*	*141,83612*	*245 969 590*	*1 483 584 186*	*34 887 372 284*

* *Official US$/RUR rate established by the Russian Federation Central Bank at the end date of the reporting period.*

Preferred registered shares:

End date of the last accomplished reporting period	US$/RUR rate*, RUR	Market price, 03-52/пс, RUR	Quantity of shares	Capitalization, US$	Capitalization, RUR
31.12.2003	*29,4545*	–	*81 983 404*	*129 742 016*	*3 821 486 210*
31.12.2004	*27,7487*	–	*81 983 404*	*178 194 208*	*4 944 657 620*
31.12.2005	*28,7825*	*102,48153*	*81 983 404*	*291 906 008*	*8 401 784 677*
31.12.2006	*26,3789*	*111,70261*	*81 983 404*	*347 162 323*	*9 157 760 203*
31.12.2007	*24,5398*	*100,05847*	*81 983 404*	*334 278 762*	*8 203 133 970*
31.03.2008	*23,5156*	*95,90507*	*81 983 404*	*334 357 792*	*7 862 624 099*

* *Official US$/RUR rate established by the Russian Federation Central Bank at the end date of the reporting period.*

Note:

To prepare the data at December 31, 2003 the information about addressless transactions was used. The data for 2004 were calculated on the basis two-way deals concluded during trading session at NCP RTS stock exchange.

To prepare the data for 2005 - 2007 and at March 31, 2008 only the information about market transactions concluded at OJSC RTS stock exchange was used.

2.3. The issuer's liabilities

2.3.1. Accounts payable

Total amount of accounts payable and total amount of overdue accounts payable of the issuer are provided for the last 5 accomplished fiscal years and as of 01.04.2008:

Indicator description	31.12.2003	31.12.2004	31.12.2005	31.12.2006	31.12.2007
Total amount of accounts payable (RUR thousand)	*7 965 951*	*13 386 692*	*15 308 591*	*17 830 537*	*19 807 305*
Total amount of overdue accounts payable (RUR thousand)	*270 240*	*275 984*	*244 423*	*0*	*0*

Indicator description	Q 1-2007	Q 1-2008
Total amount of accounts payable, RUR thousand*	*16 845 378*	*20 362 436*
Total amount of overdue accounts payable, RUR thousand	*0*	*0*

** The funds are reflected from lines 590 "Total for section Non-current liabilities" and 690 "Total for section Current liabilities" minus line 640 " Unearned revenue" of the accounting balance-sheet.*

The issuer's credit policy is oriented at maintaining the most optimal possible, with due account for current state of financial markets, relationship between short-term and long-term borrowings.

The issuer has no overdue accounts payable at 31.12.2007 and at 31.03.2008.

The structure of the issuer's accounts payable with indication of obligation performance date for 2007:

At 31.12.2007.

Accounts payable description	Maturity	
	Less than a year	**More than a year**
Trade payables, RUR thousand	*2 530 241*	
Of which overdue trade payables, RUR thousand	-	*x*
Accounts payable to the Company's personnel, RUR thousand	*101 167*	
Of which overdue accounts payable, RUR thousand	-	*X*
Accounts payable to budget and government extrabudgetary funds, RUR thousand	*223 812*	
Of which overdue accounts payable, RUR thousand	-	*X*
Credits, total, RUR thousand	*2 411 887*	*2 300 000*
Of which overdue, RUR thousand	-	*X*
Loans, total, RUR thousand	*3 602 763*	*5 101 285*
Of which overdue, RUR thousand		*X*
Of which bonded loans, RUR thousand	-	
Of which overdue bonded loans, RUR thousand	-	*X*
Other accounts payable, RUR thousand *	*1 508 046*	*2 028 104*
Of which overdue, RUR thousand	-	*X*
Total, RUR thousand	*10 377 916*	*9 429 389*
Of which overdue total, RUR thousand	-	*X*

* exclusive of unearned revenue.

At 31.12.2007 there are no creditors whose share in the issuer's total amount of accounts payable is at least 10%.

The structure of OJSC VolgaTelecom's accounts payable with indication of obligation performance date for Q 1-2008:

At 31.03.2008.

Accounts payable description	Maturity	
	Less than a year	**More than a year**
Trade payables, RUR thousand	*1 556 753*	
Of which overdue trade payables, RUR thousand		*X*
Accounts payable to the Company's personnel, RUR thousand	*291 904*	
Of which overdue accounts payable, RUR thousand		*X*
Accounts payable to budget and government extrabudgetary funds, RUR thousand	*924 835*	
Of which overdue accounts payable, RUR thousand		*X*
Credits, total, RUR thousand	*2 413 747*	*3 000 000*
Of which overdue, RUR thousand		*X*
Loans, total, RUR thousand	*3 714 690*	*5 082 081*
Of which overdue, RUR thousand		*X*
Of which bonded loans, RUR thousand	-	
Of which overdue bonded loans, RUR thousand		
Other accounts payable, RUR thousand *	*1 426 853*	*1 951 573*
Of which overdue, RUR thousand		
Total, RUR thousand	*10 328 782*	*10 033 654*
Of which overdue total, RUR thousand		*X*

* exclusive of unearned revenue.

At 31.03.2008 there are no creditors whose share in the issuer's total amount of accounts payable is at least 10%.

2.3.2. The issuer's credit history

Credit agreements and loan contracts, the amount of principal debt under which is 5 and more percent of the issuer's assets book value, at 01.04.2008 and for the last 5 accomplished fiscal years:

Liability description	Creditor's (debt holder's) name	The amount of principal debt, RUR/foreign currency	Term of credit (loan)/ debt schedule	Delay in obligation performance as regards the payment of principal debt amount and/or fixed interest, delay duration, days
2003				

Bonded loan	Legal entities and natural persons	RUR 1 000 000 000	21.02.2003/ 21.02.2006	There is no delay, the loan was repaid.
2004				
Credit line	RF Savings bank	RUR 1 480 000 000	09.06.2004/ 09.06.2009	There is no delay, the credit was repaid.*
2005				
BT-2 series bonded loan	Legal entities and natural persons	RUR 3 000 000 000	06.12.2005/ 30.11.2010 (Offer 05.12.2008)	There is no delay.
BT-3 series bonded loan	Legal entities and natural persons	RUR 2 300 000 000	06.12.2005/ 30.11.2010	There is no delay.
2006				
BT-4 series bonded loan	Legal entities and natural persons	RUR 3 000 000 000	12.09.2006/ 03.09.2013 (Offer 10.09.2009)	There is no delay.
2007				
In 2007 the specified credit agreements and (or) loan contracts were not concluded.				
Q 1-2008				
In Q 1-2008 the specified credit agreements and (or) loan contracts were not concluded.				

* *The credit was repaid in full ahead of schedule in Q 4-2005 in order to reduce the costs for debt portfolio servicing and to substitute the credits for funds raised by BT-2 series bonds floatation.*

1. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory centralized custody.***
The issue's state registration number and the date of state registration of the securities issue: ***4-44-00137-A of 10.11.2005.***
The authority that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***11.01.2006.***
The authority that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at par value: ***RUR 3 000 000 000, which amounts to 9,43% of the issuer's assets book value at the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

2. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory centralized custody.***
The issue's state registration number and the date of state registration of the securities issue: ***4-45-00137-A of 10.11.2005.***
The authority that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***11.01.2006.***
The authority that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***2 300 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at par value: ***RUR 2 300 000 000, which amounts to 7,23% of the issuer's assets book value at the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

3. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory centralized custody.***
The issue's state registration number and the date of state registration of the securities issue: ***4-46-00137-A of 06.06.2006.***
The authority that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***19.10.2006.***
The authority that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at par value: ***RUR 3 000 000 000, which amounts to 8,87% of the issuer's assets book value at the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

Liability	Principal debt amount, RUR thousand	Maturity date		Interest rate, %	Repayment dates	
		Schedule	Actually		Schedule	Actually
Bonded loan (BT-2 series)	*3 000 000*	*30.11.2010*	*Maturity date has not occurred.*	*8,2%*	*06.06.2006*	*06.06.2006*
					05.12.2006	*05.12.2006*
					05.06.2007	*05.06.2007*
					04.12.2007	*04.12.2007*
					03.06.2008	*Repayment dates have not occurred.*
					02.12.2008	
				It is defined by the issuer.	*02.06.2009*	
					01.12.2009	
					01.06.2010	
					30.11.2010	
Bonded loan (BT-3 series)	*2 300 000*	*30.11.2010*	*Maturity date has not occurred.*	*8,5%*	*06.06.2006*	*06.06.2006*
					05.12.2006	*05.12.2006*
					05.06.2007	*05.06.2007*
					04.12.2007	*04.12.2007*
					03.06.2008	*Repayment dates have not occurred.*
					02.12.2008	
					02.06.2009	
					01.12.2009	
					01.06.2010	
					30.11.2010	

Liability	Principal debt amount, RUR thousand	Maturity date		Interest rate, %	Repayment dates	
		Schedule	Actually		Schedule	Actually
Bonded loan (BT-4 series)	*3 000 000*	*03.09.2013*	*Maturity date has not occurred.*	*7,99%*	*12.12.2006*	*12.12.2006*
					13.03.2007	*13.03.2007*
					12.06.2007	*13.06.2007(*)*
					11.09.2007	*11.09.2007*
					11.12.2007	*11.12.2007*
					11.03.2008	*11.03.2008*
					10.06.2008	*Repayment dates have not*
					09.09.2008	

					09.12.2008	*occurred.*
					10.03.2009	
					09.06.2009	
					08.09.2009	
					08.12.2009	
					09.03.2010	
					08.06.2010	
					07.09.2010	
					07.12.2010	
					08.03.2011	
					07.06.2011	
				It is defined by the issuer.	*06.09.2011*	
					06.12.2011	
					06.03.2012	
					05.06.2012	
					04.09.2012	
					04.12.2012	
					05.03.2013	
					04.06.2013	
					03.09.2013	

2.3.3. The issuer's liabilities from the guarantee provided to third parties

Total amount of the issuer's liabilities from the issuer's provided guarantee and the total amount of liabilities of third parties for which the issuer provided guarantee to the third parties, including in the form of pledge or surety:

	At 31.12.2003	At 31.12.2004	At 31.12.2005	At 31.12.2006	At 31.12.2007	At 31.03.2008
Total amount of the issuer's liabilities from the guarantee provided by it, RUR thousand:	*4 526 462*	*8 116 121*	*5 984 127*	*5 692 516*	*5 335 109*	*5 333 596*
Of which: in the form of pledge, RUR thousand:	*3 289 007*	*6 722 595*	*3 743 081*	*3 104 920*	*3 425 118*	*3 425 118*
in the form of surety, RUR thousand:	*1 237 455*	*1 393 526*	*2 241 046*	*2 587 596*	*1 909 991*	*1 908 478*
Total amount of liabilities of third parties for which the issuer provided guarantee to the third parties, RUR thousand:	*1 237 455*	*1 393 526*	*2 241 046*	*2 587 596*	*1 909 991*	*1 908 478*
Of which: in the form of pledge, RUR thousand:	-	-	-	-	-	-
in the form of surety, RUR thousand:	*1 237 455*	*1 393 526*	*2 241 046*	*2 587 596*	*1 909 991*	*1 908 478*

Information on each of the issuer's liabilities from the guarantee provided in the reporting quarter to third parties, including in the form of pledge or surety, amounting to at least 5% of the issuer's assets book value for the last 5 accomplished fiscal years and the reporting quarter:

For 2003

The issuer did not have liabilities.

For 2004

The issuer did not have liabilities.
For 2005
The issuer did not have liabilities.
For 2006
The issuer did not have liabilities.
For 2007
The issuer did not have liabilities.
For Q 1-2008
The issuer did not have liabilities.

2.3.4. The issuer's other liabilities

There are no issuer's agreements, including time transactions, not shown in its accounting balance-sheet which may materially affect the issuer's financial standing, its liquidity, sources of finance and terms of their utilization, results of activities and expenses.

2.4. The purposes of the issue and the trends of usage of resources obtained from the issuing securities placement

Information about the issues carried out in the form of public offering or private offering under which the company received funds in the reporting quarter:

In the reporting quarter the issuer did not issue securities.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

2.5.1. Risks related to the acquisition of being placed (placed) issuing securities

The impact of potential deterioration of situation in the issuer's industry on its activities and performance of securities obligations. The most important potential changes in the industry, and also the issuer's expected actions in this case:

Deterioration of the issuer's position in the industry may be caused by the reasons of general economic nature:

- *potential damping of solvent demand of the residential sector for communication services related to deterioration of financial-economic standing of the region's population and upon the whole in the Russian Federation;*
- *potential general drop of production in Russian economy and deterioration of financial standing of commercial undertakings of the region;*
- *potential deterioration of state of the Russian Federation and the region's budgets implementation, which would contribute to the reduction of financing of state-financed organizations and the growth of their debt for communication services;*
- *potential deterioration of investment environment in the country and in the region;*
- *economical risks typical for the Russian Federation upon the whole, including present probability of changes in legislation which may result in the reduction of the issuer's profit or tightening of taxation procedure as regards the yield on the issuer's securities;*
- *potential change of the country's line of policy;*

and by the reasons related to:

- *malfunctions of networks and systems which may negatively affect the Company's activities and its financial performances. OJSC VolgaTelecom is consistently improving its strategy to overcome the consequences of the events of such kind;*
- *the increase in the equipment cost, electric power and other utility services (products) required for the Company's operation; this may result in the increase in the products*

(services) prime cost and have effect on the Company's efficiency indicators.

Furthermore, the issuer's standing in the market is complicated by the following factors:

- *dependence on Russia's Federal Service for Tariffs in establishing regulated tariffs;*
- *change of interaction pattern with OJSC Rostelecom in 2006.*

In 2006 within the framework of realization of the Government's arrangements of reorganization of telecom industry (liberalization of long-distance communication market) the issuer when rendering DLD and ILD services to customers passed to new pattern of interaction with OJSC Rostelecom; the relations with it are governed by network interconnection contract and the contract of the issuer's services for value to OJSC Rostelecom.

- *change of interaction pattern with connected operators in 2006.*

In accordance with regulations effective since January 1, 2006 the procedure of settlements with connected operators has substantially changed.

Prior to January 1, 2006 the settlements for connection and traffic transit services as related to local telephony services were unilateral; as related to ILD, DLD and intra-region telephony, connected operators received a part of revenues from rendering the said services depending on the degree of participation in the technological process of their provision.

After January 1, 2006 the settlements for connection and traffic transit services when rendering all kinds of telephony services are of mutual nature and consist of the following kinds of payments: payment for arrangement of connection point, fee for using the connection point (abolished since 01.03.2008 by virtue of Government Regulation № 776 of 14.11.2007), payment for each minute of transited traffic.

Thus, along with arising additional revenues from connection and traffic transit services the Company incurs additional expenses related to the payments to operators for arrangement of connection points, using the connection points (abolished since 01.03.2008 by virtue of Government Regulation № 776 of 14.11.2007) and traffic transit via the operator's network.

Furthermore, connection and traffic transit services have become the services the prices for which are regulated by the government. Accordingly, the procedure of their formation, including defining the size of profit taken into account in such prices, is defined by the appropriate regulatory authority (Order №51 of 19.06.2006 of Federal Service for Supervisory control in communications area).

Status of essential operator:

According to orders of Federal Service for Supervisory control in telecommunications area № 39 of 21.10.05, №№ 40 and 31 of 24.10.05, № 52 of 22.12.05 the Company is included into the Register of operators occupying essential position in PSTN.

Telecommunications operator occupying essential position in PSTN is obliged to render services of connection and traffic transit services to any carrier approaching the operator; however none of the carriers may be prioritized. The refusal of telecommunications operator occupying essential position in PSTN to conclude the contract of electric communication networks connection is not allowed, except for the cases when connection of electric communication networks and their interaction contradict terms and conditions of licenses issued to the carriers or the regulations defining the construction and functioning of unified electric communication network of the Russian Federation.

The prices for rendered services of connection and traffic transit are to be established to be equal for all carriers, except for the cases, when the law and other legal acts allow for granting privileges to certain categories of users.

Tariffs for telecommunication services:

In accordance with the Russian Federation Government Regulation № 627 of 19.10.2005 the prices for connection and traffic transit services rendered by operators occupying essential position in PSTN are subject to government regulation. These prices are regulated by Rossvyaznadzor as agreed upon with Russia's Federal Service for Tariffs.

Federal Service for Tariffs approved accounting treatment of economically justified expenses and standard profit (Order № 189-c/1 of September 5, 2006).

OJSC VolgaTelecom approved the tariffs for connection and traffic transit services since 01.07.2006.

Since February 1, 2007 Russia's Federal Service for Tariffs approved compensatory surcharge in the amount of RUR 0,44 per minute (Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006) applicable to the price for the services of local and zone initiation of call at establishment of DLD and ILD calls. This compensation bonus allows for the operators to cover the losses occurring when rendering regulated local calls services. It should be noted that since 01.01.2008 the compensatory surcharge for call initiation was abolished (Government Regulation № 627 of 19.10.2005).

In accordance with the Russian Federation Government Regulation № 637 of 24.10.2005 the Company approved mandatory tariff schedules for residential subscribers with Russia's Federal Service for Tariffs: tariff schedules with time rate system of payment; with subscriber's fee system of payment for unlimited number of calls if time charging system is available; with combined system of payment and with subscriber's fee system of payment if there is no time charging system; these tariff schedules came into force since February 1, 2007.

Tariff schedules were set on the basis of speaking activity of the Company's subscribers, i.e. of the volume of service consumption.

Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006 sets the following ceiling tariffs for local and intra-region communication services:

- provision of access – from RUR 5000 to RUR 9000 depending on the regional subsidiary and subscriber's category (resident or legal entity);

- provision of a line for permanent use – RUR 120 or RUR 125 for residents depending on the regional subsidiary and RUR 140 for entities;

- provision of local phone call – RUR 0,22 per minute of the call (RUR 0,23 in Nizhny Novgorod subsidiary).

2.5.2. Country and regional risks

Risks related to political and economic situation in the country (countries) and in the region where the issuer is registered as a taxpayer and/or carries out core activities provided that the issuer's core activities in this country (region) generate 10 and more percent of revenues for the last accomplished reporting period preceding the end date of the last reporting quarter:

Government regulation of telecom industry brings in to the Company's activities risks and uncertainty common for all Mega-Regional Companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.

The economic situation in the regions and the relations with authorities of the Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activities and its capacity to perform its obligations.

In future, the reasons of the situation destabilization may be:

- *Interference of the government regulatory authorities into the issuer's activities. The Company is strengthening objectively its positions in the market. Furthermore, the number of management subjects is reduced for the regulatory authority. Hence, the company occupying leading positions in the Volga region communications segment would attract more attention to its activities from the part of the state regulatory authorities.*
- *Reduction by regional authorities of financing of programs of telephonization of their regions.*

The major factors of political risks occurrence are:

- *Imperfection of legislative base governing economic relations;*
- *Insufficient efficiency of judicial system;*

- *Periodical change of authorities in the Russian Federation subjects;*
- *Change of government policy in relation to telecommunications industry development;*
- *Lobbying of interests of foreign capital in RF telecom industry through changing the legislative base.*

In the first place the change of management in the Volga Federal district, the rise to power of opposition is referred to regional political risks.

The other risk factors that may impact the issuer's activities are:

- ***Uncertainty in formation of tariffs established by the Ministry of Anti-monopoly Policy and their impact on the Company's operations;***
- ***Change of accounting records current legislation.***

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the issuer is registered as a taxpayer and/or carries out core activities:

The probability of occurrence of military conflicts, imposing of the state of emergency and strikes in the country and the region where the issuer is registered as a taxpayer and carries out its core activities is estimated as insignificant in order to consider these risks as circumstances capable to affect substantially the issuer's activities.

To minimize the risks of terrorist acts the issuer jointly with security agencies took additional measures for security assurance at the enterprise.

In case of occurrence of potential military conflicts, imposing of the state of emergency and strikes, the issuer, most probably, will be subordinate to security and military agencies as the issuer provides for vital and important state function.

Risks related to geographical features of the country (countries) and of the region where the issuer is registered as a taxpayer and/or carries out core activities, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility, etc.:

The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are assessed as minimal.

Expected actions of the issuer in the event of negative impact of the change of situation in the country (countries) and the region on its activities:

In the event of negative impact of country and regional changes on the issuer's activities, the issuer is planning to put into effect the following general measures intended to maintain the revenue performance of the Company:

- ***to optimize the costs;***
- ***to revise the investment program;***
- ***to take enhanced measures to raise the turnover of accounts receivable.***

In case of negative impact of the changes of the situation in the country and in the region on the issuer's activities, the issuer will perform its bonds obligations for account of operations income, and when necessary will borrow short-term loans of commercial banks for these purposes.

Upon the whole, in medium-term perspective the issuer believes that the possibility of considerable negative impact of country and regional risks on its activities and performance of its obligations to be remote.

2.5.3. Financial risks

Description of the issuer's exposure to risks related to the change of interest rates, foreign currency exchange rate, to the issuer's activities relative to hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect:

Negative changes of monetary management in the country, of currency rate and the increase in interest rates under the funds raised by the issuer, and also considerable growth of inflation rates may result in the growth of the issuer's costs, and hence, negatively affect the issuer's financial performances. Furthermore, it is impossible to close out completely the changes in the composition and professional level of the issuer's managers which may negatively affect the efficiency of adopted managerial decisions, including those connected with hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect.

Currency risks:

Essential changes of currency rates may increase the costs, reduce contingency reserve provisions and/or reduce the issuer's capabilities of debt servicing. During several years gradual drop of RUR/US$ rate has been observed, however since 2003 the position of ruble to US dollar has been strengthening. The capability of the Government and Russia's Central Bank to maintain stable ruble rate will depend on many political and economic factors, among which are control of inflation level and build up of foreign currency reserves at sufficient level to maintain the ruble rate. But even in case of drastic drop of currencies rate to minimize the negative impact the issuer has the capability to reduce the share of foreign currency obligations by orienting itself to the vendors the settlements with which are made in the Russian Federation currency.

Insignificant part of the issuer's debt obligations is denominated in foreign currency (in US$ and Euro). Devaluation of ruble to US$ and Euro may negatively affect the issuer's efficiency (rate of return, profitability) due to the increase of expenses in terms of rubles.

Significant devaluation of ruble is capable to complicate for the issuer the performance of obligations as in this case the growth of tariffs may not be sufficient to compensate for the drop of services volume in physical terms. In this connection the issuer regulates the share of foreign currency obligations in the structure of its credit portfolio.

On the other hand a number of tariffs for the services provided by the issuer is also adjusted to US$ rate (including the services of Internet access, IP-telephony, some of data transmission services) which to some extent reduces currency risks faced by the issuer when carrying out its activities. As consequence, moderate devaluation of RUR to US$ will not materially affect the issuer's capabilities to perform its debt obligations.

That is why it is possible to state that the issuer's exposure to risks related to the change of foreign currency exchange rate is minimal, as the share of the issuer's foreign currency obligations is insignificant.

Expected actions of the issuer in the event of negative impact of the change of currency rate and of interest rates on the issuer's activities:

In case of considerable devaluation of ruble the issuer is planning to put into effect the following arrangements:
- to conduct tough policy intended to the reduction of costs denominated in foreign currency, and also wherever possible to change terms and conditions of contracts with vendors;
- to revise the investment program;
- to take measures to improve the turnover of current assets, in the first place for account of reduction of inventories, and also to revise existing contract relations with end-users to reduce overdue accounts receivable.

The impact of inflation on repayments under securities, critical, in the issuer's opinion, inflation values, and also expected actions of the issuer to reduce the said risk:

The inflation in Russia according to official figures at 2003 end was 12%, at 2004 end – 11,7%, at 2005 end – 10,9%, at 2006 end – 9%, and at 2007 end – 11,9%. As per the estimate of Russia's Ministry of Economic Development in 2008 the inflation will be 7,5-8,5%.

As regards the issuer's activities financial performances, the impact of inflation factor is ambiguous. The reduction of inflation rates when the economic growth is constant will contribute to further increase in real income of the population and corporate sector and, as consequence will result in the growth of communication services consumption. On the contrary, the growth of the rates of

price increases may result both in the reduction of communication services consumption, and in the growth of the issuer's costs (e.g., for account of energy resources price advance), in the cost of borrowed funds and may become the reason of the drop of profit margin indicators.

Therefore in case of substantial excess of actual inflation values over the FR Government forecasts, and namely – if the inflation rates increase, the issuer is planning to take measures limiting the costs growth, the reduction of accounts receivable and the reduction of its average period.

The above-mentioned risks form the liquidity risk, i.e. the probability of incurring loss due to cash deficit at required time, and as consequence the issuer's failure to perform its obligations. The occurrence of such risk event may result in fines, late payment interest, and damage to the issuer's goodwill, etc.

The issuer manages the liquidity risk by planning the cash flows, by the analysis of scheduled and actual cash flows for the entire VolgaTelecom, and also for its regional subsidiaries. Occurring problems with absolute liquidity are resolved by raising credits and loans, and also by establishing the priorities of payments.

The issuer is incurring deficit of own working capital due to the growth of the Company's investment program. In 2003 - 2007 OJSC VolgaTelecom financed the deficit of working capital for account of short-term loans with Russian banks and for account of issue of bonded loans in Russia's market. In case of sharp reduction in liquidity in the markets of debt instruments and in the RF banking system the issuer's borrowing of short-term loans with Russian banks to cover the deficit of working capital may result in the growth of interest rates under the raised funds, and as consequence in considerable growth of the cost of debt obligations servicing. Furthermore, sharp reduction in liquidity of Russia's markets may result in difficulties when obtaining the financing to cover the deficit of the issuer's working capital.

Indicators of the issuer's financial reporting that are most exposed to the change as a result of impact of the said financial risks (the risks, probability of their occurrence and the nature of changes in the reporting):

In the issuer's opinion the basic indicators of the issuer's financial reporting – profit and accounts payable – are most exposed to the impact of above listed risks. The impact of financial risks on the level of proceeds is minimal. The issuer estimates the probability of occurrence of the above financial risks (sharp change of currency rates, inflation, and growth of interest rates) in the years to come as low. However, in case of these risks occurrence it is possible that the prime cost of rendered services would grow and the Company's profit would reduce which may be partially compensated by the tariffs increase and by the reduction of amounts of borrowed funds.

2.5.4. Legal risks

The issuer is equally exposed to legal risks as other organizations in the Russian Federation. The issuer carries out its activities as communication operator and does not export commodities, works or services, so the legal risks related to the issuer's activities are described only for domestic market.

Risks related to the change of currency exchange regulation:

At present the issuer considers the risks related to the possibility of change of foreign currency law to be minimal. In connection with conduction of policy of currency exchange regulation liberalization the risks related to the change of foreign currency law are reducing.

Risks related to the change of tax legislation:

Russian tax legislation allows for diverse interpretations and is subject to frequent changes. Lately the course of events in the Russian Federation testifies to the fact that taxation authorities may take up hard-line attitude when interpreting tax legislation. As consequence the taxation authorities may lay claims for those transactions and accounting methods for which earlier they did not lay any claims. As a result considerable additional taxes, late payment interest and fines may be

charged. Field tax inspection may cover the period not exceeding three calendar years directly preceding the year when the resolution was adopted to make the inspection.

In the management's opinion at December 31, 2007 the relevant provisions of legislation are interpreted by it upon the whole correctly and the probability of preserving the status in which the issuer is from the point of view of complying with the requirements of tax legislation is high. At the same time there is high probability that in some issues of interpretation of legislation requirements and charging of corresponding tax obligations the Company's management took the stance which subsequently may be considered by government fiscal authorities as the stance not having sufficient grounds. The issuer intends to protect its stance in these issues. The reporting at December 31, 2007 does not have the adjustments which may be needed due to these uncertainties and the stance taken by the issuer.

The issuer's management believes that the issuer's tax liabilities for the reporting and prior tax periods were charged properly and completely reflected in the issuer's accounting statements.

On April 30, 2008 Intraregional Inspection of Russia's Federal Internal Revenue Service of the largest taxpayers № 7 passed the decision about the results of integrated field tax inspection of OJSC VolgaTelecom's operations for 2004-2006. Tax inspection in OJSC VolgaTelecom was made from October 1, 2007 to January 31, 2008. Based on the inspections results VolgaTelecom was served decision №3 of April 30, 2008 of Intraregional Inspection of Federal Internal Revenue Service about bringing the Company to tax responsibility. The total amount of taxation authorities claims to OJSC VolgaTelecom based on the results of its operations for 2004-2006 accounted for RUR 173,314 million, of which RUR 163,481 million – taxes and dues and RUR 9,833 million – penalties and late payment interest.

The principal amount of claims is related with the issues of intraoperators' settlements for connection and traffic transit. OJSC VolgaTelecom does not agree with the conclusions of Intraregional Inspection of Russia's Federal Internal Revenue Service of the largest taxpayers № 7 based on the results of made tax inspection and with the laid claims and will carry the Company's point judicially in accordance with current legislation of the Russian Federation.

Risks related to the change of customs regulations and customs duties:

As most of the equipment acquired for communication services provision is imported or assembled from foreign make component parts, the change of customs control regulations and customs duties may bear for the issuer certain risks related to appreciation of acquired property, plant and equipment.

Risks related to the change of requirements for the issuer's core activities licensing or the licensing of rights to utilize the objects the circulation of which is limited (natural resources including):

Licensed activities in communication services area are governed by:

- Federal Law "On communication" of 07.07.2003.

- RF Government Regulation № 87 of February 18, 2005 "On approval of the list of communication services introduced into licenses and of the listing of license provisions" which established the list of communication services subject to licensing and also the listing of license provisions for carrying out the activities.

- Ministry of IT and Communications orders № 31 "On approval of recommendations on the content of plan and economic feasibility of communication networks development which will be used for communication services provision" and № 32 "Requirements to the content of description of communication networks and communication facilities which will be used for communication services provision".

The said regulatory documents establish the requirements to the principles of communication networks arrangement, to RF spectrum resource utilization, to the start and end dates of services provision, to the territory of its operation and also to the procedure of connection to other networks and traffic transit.

Due to the fact that the validity term of licenses related to communication services provision was extended for a new period, the risk related to the change of requirements to core activities licensing is assessed as minimal.

Risks related to changes of court practice on the matters related to the issuer's activities (licensing issues including) which may negatively impact its activities results and also the results of current legal proceedings in which the issuer is involved:

Substantial risks of change of court practice on the matters related to the issuer's activities (licensing issues including) which may negatively impact the issuer's activities results and also the results of current legal proceedings are unlikely, as the current disputes do not materially affect the issuer's core activities, and as regards the disputes of licensing issues the issuer is not involved into them because there are no such disputes.

2.5.5. Risks related to the issuer's operations

Risks related to current legal proceedings in which the issuer is a party litigant:

The issuer is a defendant in a number of arbitration proceedings. The risk of unfavorable judgment for current proceedings is insignificant. Furthermore, the results of current disputes of the issuer with third parties will not be able to affect the issuer's core activities and its financial-economic standing as the volume of claims to the issuer under current disputes in relation to its total turnover is insignificant.

Risks related to the lack of opportunity to extend the validity terms of issuer's licenses for the execution of specific activity or for utilization of objects the circulation of which is limited (natural resources including):

A substantial reason related to the impossibility to extend the validity term of licenses for communication services provision for the purposes of on-air broadcasting is inopportunity of extending the validity term of license for mass media broadcasting by the owners of TV and radio broadcasting channels, for example, FGUE "VGTRK", Radio "Mayak" and Radio "Radio Rossii", its notarized copy is a mandatory condition when filing the documents for the extension of validity term of license for communication services (item 4, Clause 30 of Federal Law № 126 "On communication").

By virtue of the Russian Federation President's Decree of 12.03.2007 № 320 "On Federal service of supervision in the area of mass communication, communications and cultural heritage protection" the Russian Federation Government adopted regulation of 06.06.2007 № 354 "On the approval of Regulations on Federal service of supervision in the area of mass communication, communications and cultural heritage protection". The functions of communications services licensing were transferred to a newly established structure. As there were no material structural changes and the changes in personal composition of employees of the established governmental authority, the risks related to the extension of validity term of licenses are minimum.

Risks related to potential liability of the issuer for the debts of third parties, including of the issuer's subsidiary companies:

The risks of occurrence of the issuer's potential liability for the debts of third parties, including of the issuer's subsidiary companies, are insignificant, as the issuer complies with the requirement of current legislation when exercising its rights and performing its obligations with regard to third parties, including subsidiary companies of the issuer, and also due to insignificant volume of furnished collateral.

Occurrence of loss of end-users whose share in the turnover is at least 10% of the total proceeds of sales of the issuer's products (works and services):

The issuer does not have the customers whose share in the turnover is at least 10% of the total proceeds of communication services sales.

2.5.6. Bank exposure

The issuer is not a credit institution.

III. Detailed information about the issuer

3.1. History of establishment and development of the issuer

3.1.1. Data on the issuer's brand name

The issuer's full and abbreviated brand names:
Открытое акционерное общество "ВолгаТелеком"
Open Joint Stock Company VolgaTelecom
ОАО "ВолгаТелеком"
OJSC VolgaTelecom

The issuer carries out its activities under the trade mark (service mark):
The number of the certificate of registration of the trade mark (service mark): ***231259***
Date of issue: ***15.12.2002.***
The authority that issued the certificate: ***Russian agency for patents and trade marks***
Validity term: ***till 31.05.2012.***
OJSC VolgaTelecom is the possessor of right in relation to the following commodities (services): 38 (telecommunications) – telephony, telegraph communication, ILD, communication via the Internet, message transmission, communication channels for lease.
Color combination: blue, Eton blue, sky-blue and white.

Data on changes in the issuer's name and form of incorporation during the time of the issuer's existence:

1. Full brand name: ***State enterprise of communications and IT "Rossvyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***SECIT "Rossvyazinform"***
Form of incorporation: ***state enterprise of communications and IT***
Introduced on: ***01.04.1991.***
The grounds for the name introduction: ***set up of the enterprise on the basis of the Order of the Ministry of communications***

2. Full brand name: ***Joint Stock Company of Open Type "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***JSCOT "Svyazinform" of Nizhny Novgorod oblast***
Form of incorporation: ***Joint Stock Company of Open Type***
Introduced on: ***15.12.1993.***
The grounds for the name introduction: ***The name was introduced as a result of reorganization of state enterprise of communications and IT "Rossvyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of the Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprises, voluntary affiliation of state enterprises into joint stock companies" and the regulation of the Government of the Russian Federation dated of December 22, 1992 № 1003 "On privatization of communications enterprises".***

3. Full brand name: ***Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***OJSC "Nizhegorodsvyazinform"***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***12.08.1996.***

The grounds for the name introduction: ***The name was introduced to reconcile it with the RF Civil Code and the Federal law "On joint stock companies".***

4. Full brand name: ***Open Joint Stock Company VolgaTelecom***
Abbreviated brand name: ***OJSC VolgaTelecom***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***28.06.2002***
The grounds for the name introduction: ***The name was introduced in accordance with the resolution of general meeting of shareholders of 28.06.2002, minutes № 10.***

3.1.2. Data on the issuer's state registration

The issuer's state registration number: ***448***
The issuer's state registration date: ***15.12.1993***
The name of the state registration authority: ***Committee for management and control of city's property and land resources of the Administration of the city of Nizhny Novgorod.***

Certificate of making entry into the Uniform State Register of Legal Entities about the legal entity registered before July 1, 2002:

The issuer's basic state registration number: ***1025203014781***
The issuer's state registration date: ***01.08.2002***
The name of the state registration authority:
Inspection of the Russian Federation Ministry of Taxation for Nizhegorodskyi district of the city of Nizhny Novgorod.

3.1.3. Data on establishment and development of the issuer

In 1993 as a result of privatization of state enterprise of communications and IT "Rossvyazinform" joint stock company of open type (JSCOT) "Svyazinform" of Nizhny Novgorod oblast was registered, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsvyazinform". Thus, the issuer has been operating for 14 years since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activities. General objective of the Company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Affiliation to the area of service production defines the Company's major objective, which is to get additional profit via monitoring and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the Company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsvyazinform" started actively to upgrade communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 000 numbers per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsvyazinform" has started to provide Internet access services. Furthermore, OJSC "Nizhegorodsvyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system as an element of intelligent network, IP- telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsvyazinform" shares entered Russia's securities market. In 1997 the Company issued Level-I ADRs traded at present at the following exchanges:

Exchange	CUSIP (WKN)	ADR ticker	ISIN
OTC USA	928660109	VLGAY (VLGAY.PK)	-
Frankfurt Stock Exchange (FSE)	910415	NZH (NZHGy.F)	US9286601094
Berlin Stock Exchange (BerSE)	910415	NZH (NZHGy.BE)	US9286601094
Xetra (Germany)	910415	NZH (NZHGy.DE)	US9286601094
Stuttgart Stock Exchange (SSE)	910415	NZH (NZHGy.SG)	US9286601094

Up to the second half of 2002 OJSC "Nizhegorodsvyazinform" had been the leading operator in telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast, a natural monopolist in the area of providing local, DLD & ILD telephony services. The Company was ranked the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsvyazinform", by affiliating 10 communications enterprises of the Volga region, Open Joint Stock Company VolgaTelecom was established – communication enterprise of the Volga region.

The resolution on reorganization by way of affiliation to OJSC VolgaTelecom was adopted by overwhelming majority of votes at extraordinary meetings of shareholders of the affiliated companies in autumn of year 2001.

In July 2002 the Board of directors of OJSC VolgaTelecom adopted the decision on increasing the Company's authorized capital. Additional issue of shares was placed within the limits of authorized shares by converting the shares of affiliated communication operators of the Volga region into them.

At November 30, 2002 10 affiliated joint stock companies were excluded from the Uniform State Register of Legal Entities; their property, assets, personnel were transferred to the appropriate regional subsidiaries of OJSC VolgaTelecom. The shares and bonds of these companies were converted into OJSC VolgaTelecom shares and bonds.

The incorporated company's network covers the territory of 665 000 square kilometers and provides communication services to more than 21 million people.

OJSC VolgaTelecom has the licenses to provide the services of local, intra-region telephony, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

The Company provides the services of fixed line telephony, Internet and data transmission network, mobile communication, cable and digital TV, etc.

In 2005 the Company started to implement the project of the network upgrading and the expansion of the range of services provided on its base. It was NGN which was selected as the basic technology for OJSC VolgaTelecom network upgrading. In 2007 it is assumed to expand the network of NGN subscriber access in 5 regional subsidiaries of OJSC VolgaTelecom – Kirov, Penza, Samara, Udmurtia and Chuvash Republics. Soon, owing to new NGN-based equipment OJSC VolgaTelecom will be able to offer high-tech communication services, such as Triple Play (transmission of audio and video content, multi-media services via a single network) to its subscribers.

In May 2006 OJSC VolgaTelecom designed and introduced on the market of the Volga Federal district (11 regions) new brand "J" (TM) under which the Company provides ADSL-based broadband access services. Special content-services were also established for the subscribers:

- *J-net – social service, it enables the subscribers to download, store and exchange their own multi-media content (photo and video), to keep web log, to discuss and evaluate posted materials, to look for like-minded persons and friends, to communicate with them in subject groups or in the system of personal messages;*

- *J-zone – the portal of popular multi-users' games;*
- *J-info – personal information portal of "J" user;*
- *J-play – portal of free of charge popular flash-games.*

As per IKS-Consulting, OJSC VolgaTelecom is among the largest Russian operators in the market of Internet access over dedicated line and at 2006 end is ranked the third. At 2006 year end the number of subscribers connected to the Internet on the basis of ADSL technology exceeded 120 000.

In 2007 the Company has been pursuing active marketing policy in promoting the services of Internet access via leased lines: renewal of "J"™ tariff schedules, establishment of reasonable conventionally unlimited tariff schedules for residential sector, stimulating advertising actions, enabled at 2007 year end to increase Internet broadband access subscribers' base to 379 900 (including 7500 ports engaged in realization of national project "Education").

The following should be noted in regard to arrangements realized within large and important projects in the area of technical development, construction of communications links, and realization of federal programs:

In 2007 the Company has completed the construction of intra-regional data transmission network on the basis of DWDM equipment of Huawei Technologies; the network's center is in Nizhny Novgorod city. The channels of 2 Gbps carrying capacity were arranged between the network's central node and each oblast/republic center. Juniper Networks equipment is used as central routers in all the Company's regional subsidiaries and at intra-regional level (in Nizhny Novgorod and Samara cities).

In 2007 VolgaTelecom's regional subsidiaries have expanded and upgraded regional data transmission networks.

The carrying capacity of these regional subsidiaries' data transmission networks has been substantially increased. Central nodes of data transmission networks were additionally equipped with broadband access aggregators (BRAS) designed for termination of the sessions of broadband access users and flexible management of subscribers' services.

In 2007 the next phases of projects of network reconstruction on the basis of NGN equipment were successfully realized in four regional subsidiaries (Penza, Samara, Udmurt and Chuvash Republics). 116 742 numbers were put into operation using NGN equipment.

Also in the reporting year the Company's regional subsidiaries have constructed 1 047 access nodes of data transmission network, and modernized 1 074 access nodes of data transmission network. So, at 2007 year end the number of the Company's access nodes of data transmission network was 2 341.

In 2007 in order to ensure the opportunity of providing broadband access services the Company has increased the number of installed DSL ports from 159 100 to 528 100, i.e. 3,3 times.

The objective of the issuer's establishment:

To get profit, to render quality telecom services to the end-users. The issuer was established for the uncertain term, i.e. the scheduled term of the issuer's existence is not limited.

The issuer's mission:

To ensure the provision of wide range of telecom services to the customers of the Volga Federal district who enhance business efficiency.

3.1.4. Contact information

The issuer's location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

The issuer's mail address: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

Location of the issuer's permanent executive body:

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000
Phone: +7 ***(831) 437 50 09, 437 50 00***
Fax: +7 ***(831) 430 67 68***
E-mail: *gd@vt.ru*
The address of the web-site in the Internet where the information on the issuer and securities issued by it is available: **http://www.vt.ru**
Location of the issuer's special department of shareholders and investors relations:
Department of securities and corporate governance
Dom Svyazi, M.Gorky square, Nizhny Novgorod city
Phone: +7 ***(831) 430 06 68, 437 50 67***
Fax: +7 ***(831) 437 51 40***
E-mail: ***d.sokolov@vt.ru***

3.1.5. Taxpayer Identification Number (TIN)

Taxpayer Identification Number: ***5260901817***

3.1.6. The issuer's regional subsidiaries and representation offices

Name: ***Kirov subsidiary***
Location: ***Drelevsky Street 43/1, Kirov city, 601000***
Mail address: ***Drelevsky Street 43/1, Kirov city, 601000***
CEO: ***Artemiev Alexey Vladimirovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 02.07.2008***

Name: ***Nizhny Novgorod subsidiary***
Location: ***Bolshaya Pokrovskaya Street 56, Nizhny Novgorod city, 603000***
Mail address: ***Bolshaya Pokrovskaya Street 56, Nizhny Novgorod city, 603000***
CEO: ***Proskura Dmitry Victorovich***
Date of establishment: ***24.10.2002***
PA validity term: ***through 01.03.2009***

Name: ***Orenburg subsidiary***
Location: ***Volodarsky Street 11, Orenburg city, 460000***
Mail address: ***Volodarsky Street 11, Orenburg city, 460000***
CEO: ***Shiperev Valeryi Yakovlevich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 20.02.2008***

Name: ***Penza subsidiary***
Location: ***Kuprin Street 1/3, Penza city, 440606***
Mail address: ***Kuprin Street 1/3, Penza city, 440606***
CEO: ***Baev Andrey Victorovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 01.03.2009***

Name: ***Samara subsidiary***
Location: ***Krasnoarmeiskaya Street 17, Samara city, 443010***
Mail address: ***Krasnoarmeiskaya Street 17, Samara city, 443010***
CEO: ***Klishin Vitalyi Mikhailovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 01.03.2009***

Name: ***Saratov subsidiary***
Location: ***Kiselev Street 40, Saratov city, 410012***
Mail address: ***Kiselev Street 40, Saratov city, 410012***
CEO: ***Rodin Alexander Nikolaevich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 18.10.2008***

Name: ***Ulyanovsk subsidiary***
Location: ***L.Tolstoy Street 60, Ulyanovsk city, 432601***
Mail address: ***L.Tolstoy Street 60, Ulyanovsk city, 432601***
CEO: ***acting deputy to the General Director of the joint stock company – director of Ulyanovsk subsidiary Kulikov Roman Mikhailovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 14.05.2008***

Name: ***subsidiary in the Republic of Mariy-El***
Location: ***Sovetskaya Street 138, Ioshkar Ola town, the Republic of Mariy-El, 424000***
Mail address: ***Sovetskaya Street 138, Ioshkar Ola town, the Republic of Mariy-El, 424000***
CEO: ***Binkovskyi Evgenyi Anatolievich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 23.09.2008***

Name: ***subsidiary in the Republic of Mordovia***
Location: ***Bolshevistskaya Street 13, Saransk town, the Republic of Mordovia, 430000***
Mail address: ***Bolshevistskaya Street 13, Saransk town, the Republic of Mordovia, 430000***
CEO: ***Shubin Ivan Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 02.07.2008***

Name: ***subsidiary in the Republic of Udmurtia***
Location: ***Pushkinskaya Street 278, Izhevsk city, Udmurtia Republic, 426008***
Mail address: ***Pushkinskaya Street 278, Izhevsk city, Udmurtia Republic, 426008***
CEO: ***Vdovin Alexander Mikhailovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 10.01.2009***

Name: ***subsidiary in Chuvashia Republic***
Location: ***Lenin Avenue 2, Cheboksary town, Chuvashia Republic, 428000***
Mail address: ***Lenin Avenue 2, Cheboksary town, Chuvashia Republic, 428000***
CEO: ***acting deputy to the General Director of the joint stock company – director of subsidiary in Chuvashia Republic Semenov Nikolai Borisovich***
Date of establishment: ***27.11.2001***

PA validity term: ***through 31.03.2008***

3.2. The issuer's core economic activities

3.2.1. The issuer's industry classification

64.20 - Activities in communications area

The codes of main industry's trends of the issuer's activities in accordance with OKVED:

OKVED activity codes	The name of the activity in accordance with OKVED code
64.20.11	*Activities in telephony*
64.20.12	*Activities in recording communication*
64.20.21	*Activities in transmission (broadcasting) and distribution of TV programs*
64.20.22	*Activities in transmission (broadcasting) and distribution of sound radio programs*
64.20.3	*Other activities in communications*

3.2.2. The issuer's core economic activities

Information about core economic activities (activities, products (works and services types) which ensured at least 10% of the issuer's proceeds (revenue) for each of the reporting periods:

The core activities i.e. prevailing and having priority importance for the issuer economic activities:
The core activities i.e. prevailing and having priority importance for the issuer economic activities are the provision of electric communications services in the Volga Federal district within the limits of licensed territory for communications services.

The changes of the amount of the issuer's proceeds (revenue) from the core economic activities by 10 and more percent vs. the prior year reporting period and the reasons of such changes:

The services ensuring at least 10% of the issuer's proceeds amount before 2006 were:
- ***DLD (Russia' cities and towns) and ILD telephony services;***
- ***Urban telephony services (since 2000);***
- ***Connection and traffic transit services.***

The services ensuring at least 10% of the issuer's proceeds amount in 2006 were:
- intrazonal telephony services (within ABC zone of one subject of the Russian Federation);
- local telephony services;
- connection and traffic transit services.

The services ensuring at least 10% of the issuer's proceeds amount in 2007 and in Q 1-2008 were:
- intrazonal telephony services;
- local telephony services;
- connection and traffic transit services;
- Internet access services.

Sales performances of these services are provided in the table below.

Major types of products (works and services) which ensured more than 10% of sales volume:

Indicator description	2003	2004	2005	2006	2007	Q 1-2008
Intrazonal, DLD & ILD telephony services						
Proceeds amount from the sale of products (works and services), RUR thousand	5 576 496	6 485 900	6 320 666	3 573 604 *	4 830 180 *	1 203 913 *
Share of total proceeds amount, %	*38,0*	*34,86*	29,6	16,5	19,2	18,6
Urban and rural telephony services						
Proceeds amount from the sale of products (works and services), RUR thousand	6 272 208	7 767 836	9 538 404	10 360 773	11 205 514	2 770 773
Share of total proceeds amount, %	*42,73*	*41,75*	44,7	47,8	44,5	42,8
Connection and traffic transit services						
Proceeds amount from the sale of products (works and services), RUR thousand	-	2 222 558	2 696 670	3 362 613	3 599 538	792 349
Share of total proceeds amount, %	-	11,95	12,6	15,5	14,3	12,2
Internet access services						
Proceeds amount from the sale of products (works and services), RUR thousand	409 448	701 718	1 156 770	1 858 218	2 740 885	985 576
Share of total proceeds amount, %	*2,8*	3,8	5,4	8,6	10,9	15,2

* *intrazonal services only.*

The growth rate of communications services revenue for Q 1-2008 vs. Q 1-2007 accounted for 108,1%.

Seasonal nature of the issuer's core economic activities:

Communications services are not referred to seasonal activities.

Overall structure of the issuer's prime cost for the last accomplished fiscal year and also for the reporting period:

Overall structure of the issuer's prime cost for the last accomplished fiscal year and also for Q 1-2008 for the specified items is referenced in per cent of the total prime cost:

Costs items	2007	Q 1-2008
Raw materials and supplies, %	*5,5*	*3,66*
Acquired component parts, semi-finished products, %	*0,0*	*0,00*
Works and services of production nature executed by outside entities, %	*6,2*	*4,57*
Fuel, %	*1,35*	*1,21*
Electric power, %	*2,5*	*3,7*
Wage costs, %	*31,4*	*31,81*
Interest on credits, %	*0,0*	*0,00*
Rental fee, %	*1,3*	*1,26*

Benefits-related deductions, %	7,3	8,01
Property, plant and equipment amortization, %	18,3	21,28
Taxes included into prime cost of products, %	0,2	0,14
Other costs, %	25,93	24,35
Amortization of intangible assets, %	0,0	0,00
Remuneration for rationalization proposal, %	0,0	0,00
Compulsory insurance payments, %	0,04	0,03
Entertainment allowance, %	0,02	0,01
Other, %	25,9	24,30
Total: expenses for production and sales of products (works and services) (prime cost), %	100,0	100,00
Proceeds from sales of products (works and services), % to prime cost	132,0	128,09

Essential new types of products (works and services) offered by the issuer in the market of its core activities:

The share of revenues from new technologies-based services (Internet access services, ISDN services, intelligent platform services, additional services, data transmission network services, etc.) in communications services revenues has grown from 12,3% in Q 1-2007 to 20,4% in Q 1-2008.

The Company considers the development of Internet services and data transmission network services as major sources of substantial gain in revenues with maximum profit from invested funds.

To ensure the opportunity to render Internet broadband access services the Company in Q 1-2008 vs. Q 1-2007 has increased the number of installed xDSL ports from 193 600 to 595 900, i.e. by 3,1 times.

The growth rate of revenues from leased line access services (Q 1-2008 vs. Q 1-2007) accounts for 212,9%; the growth rate of revenues from data transmission network services - 127,3%.

Standards (rules) in accordance with which the accounting statement was prepared and the calculations shown in this item were made:

1. Accountancy decree "Accounting policy of organization" (ПБУ 1/98), approved by RF Ministry of Finance Order N 60н of 09.12.1998;

2. Accountancy decree "Accounting of agreements (contracts) for capital construction" (ПБУ 2/94), approved by RF Ministry of Finance Order N 167 of 20.12.1994;

3. Accountancy decree "Accounting of assets and liabilities the cost of which is denominated in foreign currency" (ПБУ 3/2000), approved by RF Ministry of Finance Order N 2н of 10.01.2000;

4. Accountancy decree "Accounting statement of organization" (ПБУ 4/99), approved by RF Ministry of Finance Order N 43н of 06.07.1999;

5. Accountancy decree "Accounting of inventories" (ПБУ 5/01), approved by RF Ministry of Finance Order N 44н of 09.06.2001;

6. Accountancy decree "Accounting of property, plant and equipment" (ПБУ 6/01), approved by RF Ministry of Finance Order N 26н of 30.03.2001;

7. Accountancy decree "Events after the balance sheet date" (ПБУ 7/98), approved by RF Ministry of Finance Order N 56н of 25.11.1998;

8. Accountancy decree "Contingency" (ПБУ 8/01), approved by RF Ministry of Finance Order N 96н of 28.11.2001;

9. Accountancy decree "Organization's income" (ПБУ 9/99), approved by RF Ministry of Finance Order N 32н of 06.05.1999;

10. Accountancy decree "Organization's expenses" (ПБУ 10/99), approved by RF Ministry of Finance Order N 33н of 06.05.1999;

11. Accountancy decree "Information about affiliated persons" (ПБУ 11/2000), approved by RF Ministry of Finance Order N 5н of 13.01.2000;

12. Accountancy decree "Segment information" (ПБУ 12/2000), approved by RF Ministry of Finance Order N 11н of 27.01.2000;

13. Accountancy decree "Accounting of government assistance" (ПБУ 13/2000), approved by RF Ministry of Finance Order N 92н of 16.10.2000;

14. Accountancy decree "Accounting of intangible assets" (ПБУ 14/2007), approved by RF Ministry of Finance Order N 153н of 27.12.2007;

15. Accountancy decree "Accounting of loans and credits and of costs for their servicing" (ПБУ 15/01), approved by RF Ministry of Finance Order N 60н of 02.08.2001;

16. Accountancy decree "Information about discontinuing operation" (ПБУ 16/02), approved by RF Ministry of Finance Order N 66н of 02.07.2002;

17. Accountancy decree "Accounting of expenses for R&D and engineering works" (ПБУ 17/02), approved by RF Ministry of Finance Order N 115н of 19.11.2002;

18. Accountancy decree "Accounting of income tax expenses" (ПБУ 18/02), approved by RF Ministry of Finance Order N 114н of 19.11.2002;

19. Accountancy decree "Accounting of financial investments" (ПБУ 19/02), approved by RF Ministry of Finance Order N 126н of 10.12.2002;

20. Accountancy decree "Information about participation in joint activity" (ПБУ 20/03), approved by RF Ministry of Finance Order N 105н of 24.11.2003.

3.2.3. The issuer's raw products (materials) and vendors

The issuer's vendors, their share being at least 10% of all supplies of materials and commodities (raw materials), and their share in the total volume of supplies for the last accomplished fiscal year and also for the reporting period:

The information about the name and location of vendors whose share is at least 10% of all supplies of materials (raw materials) and commodities, and their share in the total volume of supplies in 2007 and Q 1-2008 is provided in the table below:

Table

Vendors whose share is at least 10% of all supplies of materials and products (raw products) under contracts of logistics support of OJSC VolgaTelecom

(Data are provided as per the contracts initiated by logistics department of OJSC VolgaTelecom)

Year	Product description	Region, name and address of product vendors			Procurement volume (RUR thousand)	% in total volume of supplies
		Region	Name of product vendors	Address of product vendors		
1	2	3	4	5	6	7
2007	Fiber-optic cable	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	125 397	13
2007	Cable with metal cores	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	439 904	44
2008	Cable with metal cores	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	37 491	54
2008	Work wear, safety shoes, measuring equipment	The Volga region	LLC "Meridian"	Vologdin Street 2, Nizhny Novgorod city, 603009	13 293	19
2008	Items for communication links	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	9 152	13

Information about price changes by more than 10% for key materials and products (raw materials) during the relevant reporting period vs. the relevant reporting period of the prior fiscal year:

In Q 1-2007 and Q 1-2008 the prices for key materials and products (raw materials) under centralized contracts of 2007 and prolonged in 2008 did not change. In Q 1-2008 new centralized contracts were not concluded.

Share of import in supplies of materials and commodities for the last accomplished fiscal year and also for the reporting period:

There is no share of import in supplies of materials and commodities.

3.2.4. The issuer's products (works, services) sales markets

Major markets where the issuer is operating:

OJSC VolgaTelecom services are sold on the entire territory of the Volga Federal district of the Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

Major sales markets are Nizhny Novgorod, Samara and Saratov oblasts:


Sales markets in Q 1-2008
25%
20%
15%
10%
5%
0%
7,2%
4,6%
4,9%
20,6%
11,3%
5,7%
14,8%
12,1%
6,9%
6,1%
5,7%
Kirov oblast
Republic of Mariy-El
Mordovia Republic
Nizhny Novgorod oblast
Orenburg oblast
Penza oblast
Samara oblast
Saratov oblast
Udmurtia Republic
Ulyanovsk oblast
Chuvash Republic

OJSC VolgaTelecom major markets from segments point of view are the following:

- ***Local and intrazonal telephony market.***
- ***Internet and data transmission services market.***
- ***Connection and traffic transit services market (operator's market).***

The major end-user groups of communication services rendered by OJSC VolgaTelecom are the following:

- ***Household***
- ***Self-financing entities (large, medium and small)***
- ***State-financed organizations***

Indicator description	**2003**	**2004**	**2005**	**2006**	**2007**	**Q 1-2008**
Household revenue share, %	*57,2*	*56,5*	*57,0*	*54,9*	*54,9*	*56,5*
Self-financing entities revenue share, %	*34,7*	*35,6*	*35,1*	*37,1*	*37*	*35,2*
State-financed organizations revenue share,%	*8,1*	*7,9*	*7,9*	*8,0*	*8,1*	*8.3*

Potential factors that may negatively affect the issuer's sales of its products (works and services) and expected actions of the issuer to reduce this impact:

The major negative factors which may affect OJSC VolgaTelecom services sales are the following:

- change of legislation in communications industry;

- improvement of competition in telecommunications market, in the segments of high-yielding

corporate clients and property developers, and also expected sharpening of competition in the area of new technologies and services.

The Company's management conducts regular monitoring and control of change of key indicators characterizing the efficiency of the Company's activities in the area of economical, financial, technical and marketing policies for the purposes of forecasting and operational response to the occurrence and/or increase in the impact of various negative factors. Strategic and medium-term plans of the Company's development are worked out in the frame of pessimistic course of events which ensures for the Company's activities additional safety factor in case of crisis situations development. Every year based on the results of the operation for the accomplished period and the analysis of the Company's activities conditions change, the forecasts of economical development and marketing strategy are adjusted.

3.2.5. Data on the issuer's licenses

Data on the issuer's licenses are provided in item 3.2.9 setting additional requirements to the issuers whose core activities are communication services provision:

№№	LICENSE DESCRIPTION	LICENSE NUMBER, DATE OF ISSUE AND VALIDY TERM	THE NAME OF LICENSING AUTHORITY
1.	Provision of local and intrazonal telephony services	**№ 23245** of 04.10.2002 (before 04.10.2012)	RF Ministry of Communications and IT
2.	Provision of local telephony services by using payphones	**№ 54710** of 28.11.2007 (before 28.11.2017) issued to extend the validity term of license **№ 24345** of 28.11.2002 (before 28.11.2007);	RF Ministry of Communications and IT
3.	Local telephony services by using community facilities	**№ 52416** of 31.08.2007 (before 31.08.2012)	Federal supervision service in the area of mass communications, telecommunications and cultural heritage protection
4.	Communications channels lease out	**№ 49930** of 12.09.2002 (before 12.09.2007) issued to extend the validity term of license **№ 23246**;	RF Ministry of Communications and IT
5.	Telematic services	**№ 52283** of 01.08.2007 (before 01.08.2012) issued to extend the validity term of license **№ 23240**;	RF Ministry of Communications and IT
6.	Data transmission services for the purposes of voice information transmission	**№ 48866** of 09.03.2007 (before 09.03.2012)	Federal Supervision Service in communications industry
7.	Telegraphy services	**№ 53314** of 14.11.2007 (before 14.11.2012) issued to extend the validity term of license **№ 23243**	RF Ministry of Communications and IT
8.	Data transmission services except for data transmission services for the purposes of voice information transmission	**№ 49931** of 01.08.2007 (before 01.08.2012) issued to extend the validity term of license **№ 23241**	RF Ministry of Communications and IT
9.	Communications services for the purposes of wire radio broadcasting	**№ 51000** of 12.09.2007 (before 12.09.2011) issued to extend the validity term of license **№ 23721**.	RF Ministry of Communications and IT
10.	Provision of cellular radio telephony services in the frequency range of 900 MHz (the Republic of Mariy-El) Provision of cellular radio telephony services in the frequency range of 450 MHz (IMT-MC 450) (Samara oblast)	**№ 23244** of 28.11.2002 (before 17.03.2010) **№ 27602** of 18.08.2003 (before 18.08.2013)	RF Ministry of Communications and IT
11.	Provision of mobile radio telephony services in PSTN	**№ 36742** of 28.11.2005 (before 28.11.2010)	Federal Supervision Service in communications industry
12.	Communications services for the purposes of cable broadcasting	**№ 46638** of 19.10.2007 (before 19.01.2012) Saratov city of Saratov oblast	RF Ministry of Communications and IT
13.	Communications services for the	**№ 41564** of 23.05.2006 (before	Federal Supervision

	purposes of cable broadcasting	23.05.2011) issued to extend the validity term of license **№ 26974**), Nizhny Novgorod city	Service in communications industry
14.	Communications services for the purposes of cable broadcasting	**№ 41563** of 18.08.2006 (before 18.08.2011) Samara city, Syzran town, Tolyatti town of Samara oblast	Federal Supervision Service in communications industry
15.	Communications services for the purposes of cable broadcasting	**№ 44589** of 30.12.2006 (before 31.12.2011), (Kirov city)	Federal Supervision Service in communications industry
16.	Communications services for the purposes of cable broadcasting	**№ 38571** of 14.03.2006 (before 14.03.2011), Orenburg city	Federal Supervision Service in communications industry
17.	Communications services for the purposes of cable broadcasting	**№ 32182** of 27.06.2005 (before 27.06.2010), Republic of Mariy-El (Ioshkar Ola town, Sernur town)	Federal Supervision Service in communications industry
18.	Communications services for the purposes of cable broadcasting	**№ 32183** of 08.06.2005 (before 08.06.2010), Cheboksary town	Federal Supervision Service in communications industry
19.	Communications services for the purposes of cable broadcasting	**№ 31760** of 26.05.2005 (before 26.05.2010), Republic of Mariy-El, Kozmodemyansk town, settlement Medvedevo	Federal Supervision Service in communications industry
20.	Communications services for the purposes of cable broadcasting	**№ 37277** of 12.12.2005 (before 12.12.2010), Neftegorsk town	Federal Supervision Service in communications industry
21.	Communications services for the purposes of cable broadcasting	**№ 42567** of 12.07.2006 (before 12.07.2011), Otradnyi town	Federal Supervision Service in communications industry
22.	Communications services for the purposes of cable broadcasting	**№ 43243** of 28.07.2006 (before 28.07.2011), settlement Orshanka, N.Toriyal of the Republic of Mariy-El	Federal Supervision Service in communications industry
23.	Communications services for the purposes of cable broadcasting	**№ 47903** of 09.02.2007 (before 09.02.2012), Izhevsk city	Federal Supervision Service in communications industry
24.	Communications services for the purposes of cable broadcasting	**№ 49536** of 09.03.2007 (before 09. 03.2012), Arzamas, Vyksa, Krasnye Baki, Lukoyanov, Perevoz, Sergach, Sechenovo of Nizhny Novgorod oblast	Federal Supervision Service in communications industry
25.	Communications services for the purposes of cable broadcasting	**№ 49535** of 09.03.2007 (before 09.03.2012), Penza city	Federal Supervision Service in communications industry
26.	Communications services for the purposes of cable broadcasting	**№ 49537** of 09.03.2007 (before 09.03.2012), Saransk town, Ulyanovsk city	Federal Supervision Service in communications industry
27.	Communications services for the purposes of on-air broadcasting	**№ 39210** of 15.03.2006 (before 05.01.2010), Nizhny Novgorod oblast	Federal Supervision Service in communications industry
28.	Communications services for the purposes of on-air broadcasting	**№ 31759** of 26.05.2005 (before 11.05.2010), Vyatskie Polyany, Kirov oblast	Federal Supervision Service in communications industry
29.	Communications services for the purposes of on-air broadcasting	**№ 31291** of 24.03.2005 before 05.04.2008, settlements in Kirov oblast	Federal Supervision Service in communications industry
30.	Communications services for the purposes of on-air broadcasting	**№ 37341** of 12.12.2005 before 12.12.2010, Mordovia Republic	Federal Supervision Service in communications industry
31.	Communications services for the purposes of on-air broadcasting	**№ 31262** of 05.04.2005 before 05.04.2010, settlements in the Republic of Mariy-El	Federal Supervision Service in communications industry
32.	Communications services for the purposes of on-air broadcasting	**№ 32184** of 19.05.2005 before 19.05.2008, settlements in Mordovia Republic	Federal Supervision Service in communications industry
33.	Communications services for the purposes of on-air broadcasting	**№ 33078** of 15.07.2005 before 15.07.2010, Kilemary, the Republic of Mariy-El	Federal Supervision Service in communications industry
34.	Communications services for the purposes of on-air broadcasting	**№ 42003** of 19.06.2006 before 19.06.2011, Shelanger, Yurino	Federal Supervision Service in communications

			industry
35.	Communications services for the purposes of on-air broadcasting	№ **43244** of 28.07.2006 before 22.12.2010, settlements in Orenburg oblast	Federal Supervision Service in communications industry
36.	Communications services for the purposes of on-air broadcasting	№ **45179** of 24.10.2006 before 21.06.2011, settlements in Orenburg oblast	Federal Supervision Service in communications industry
37.	Communications services for the purposes of on-air broadcasting	№ **49775** of 16.04.2007 before 22.12.2010, settlements in Orenburg oblast	Federal Supervision Service in communications industry
38.	Communications services for the purposes of on-air broadcasting	№ **45180** of 24.10.2006 before 21.06.2011, settlements in Samara oblast	Federal Supervision Service in communications industry
39.	Communications services for the purposes of on-air broadcasting	№ **44494** of 21.09.2006 before 21.06.2011, Saratov oblast	Federal Supervision Service in communications industry
40.	Communications services for the purposes of on-air broadcasting	№ **49538** of 09.03.2007 (before 09.03.2012) issued to extend license № 23264 of 31.10.2002 (before 20.05.2007), Saransk town, Mordovia Republic	Federal Supervision Service in communications industry
41.	Communications services for the purposes of on-air broadcasting	№ **38572** of 14.03.2006 (before 14.03.2009), settlements in Samara oblast	Federal Supervision Service in communications industry
42.	Communications services for the purposes of on-air broadcasting	№ **36191** of 31.10.2005 before 31.10.2008, settlements in Orenburg oblast	Federal Supervision Service in communications industry
43.	Communications services for the purposes of on-air broadcasting	№ **36164** of 31.10.2005 before 31.10.2008, settlements in Orenburg oblast	Federal Supervision Service in communications industry
44.	Communications services for the purposes of on-air broadcasting	№ **47902** of 09.02.2007 (before 21.06.2011), Gladchikha, Kuzovatovo of Ulyanovsk oblast	Federal Supervision Service in communications industry
45.	Communications services for the purposes of on-air broadcasting	№ **47901** of 09.02.2007 (before 21.06.2011), Levany, Nyr, Kirov oblast	Federal Supervision Service in communications industry
46.	Communications services for the purposes of on-air broadcasting	№ **47904** of 09.02.2007 (before 21.06.2011), Surskoe, Inza, Radishchevo, Pavlovka	Federal Supervision Service in communications industry
47.	Communications services for the purposes of on-air broadcasting	№ **49372** of 09.03.2007 (before 09.03.2012) Syzran, Khvorostyanka, Neftegorsk, Isakly, Kinel-Cherkassy of Samara oblast	Federal Supervision Service in communications industry
48.	Communications services for the purposes of on-air broadcasting	№ **48479** of 05.03.2007 (before 05.03.2012), Rtishchevo, Atkarsk of Saratov oblast	Federal Supervision Service in communications industry
49.	Communications services for the purposes of on-air broadcasting	№ **48478** of 05.03.2007 (before 05.03.2012), settlement Sovkhoznyi in Chuvashia Republic	Federal Supervision Service in communications industry
50.	Communications services for the purposes of on-air broadcasting	№ **48476** of 05.03.2007 (before 05.03.2012), 12 settlements in Orenburg oblast	Federal Supervision Service in communications industry
51.	Communications services for the purposes of on-air broadcasting	№ **48477** of 05.03.2007 (before 05.03.2012), Orenburg city	Federal Supervision Service in communications industry
52.	Communications services for the purposes of on-air broadcasting	№ **49342** of 09.03.2007 (before 09.03.2012), 10 settlements of Penza oblast	Federal Supervision Service in communications industry
53.	Communications services for the purposes of on-air broadcasting	№ **50672** of 21.05.2007 (before 21.06.2011) 12 settlements of Orenburg oblast	Federal Supervision Service in communications industry
54.	Communications services for the purposes of on-air broadcasting	№ **52193** of 21.08.2007 (before 21.08.2012) Shentala, Chelno-Vershiny, Pokhvistnevo	Rosokhrancultury

55.	Communications services for the purposes of on-air broadcasting	**№ 53097** of 18.09.2007 (before 23.07.2011) Kazanskoe, Emeshevo	Rosokhrancultury
56.	Mobile radio communications services in PSTN	**№ 33679** of 28.07.2005 before 28.07.2008, the Republic of Mariy-El	RF Ministry of Communications and IT
57.	Repair of measuring equipment	**№ 000383-P** of 21.01.2005 before 21.01.2010	Federal agency of technical regulation and metrology
58.	For carrying out medical activities	**№ Г 793689 M 147** of 03.04.2003 (before 03.04.2008) **№ 18-01-000217** of 28.12.2007 (before 28.12.2012) was issued to extend the validity term of license **1421-П** of 27.12.2002 (before 27.12.2007)	Nizhny Novgorod registration chamber Federal Supervisory Service in healthcare area of Udmurtia Republic
59.	Activities of construction of buildings and structures of I and II criticality ratings in accordance with the state standard	**ГС-4-52-02-27-0-5260901817-008458-2** of 02.11.2007 (before 02.11.2012) was issued to extend the validity term of license № **ГС-4-52-02-22-0-5260901817-001732-1** of 19.09.2002	Federal agency for construction and housing and municipal complex
60.	Activities of engineering buildings and structures of I and II criticality ratings in accordance with the state standard	**ГС-4-52-02-26-0-5260901817-008918-3** of 07.03.2008 (before March 7, 2013)	Federal agency for construction and housing and municipal complex
61.	Activities for fire prevention and extinguishing	**№ 1/01031** of 21.05.2003 (before 21.05.2008)	Main department of State fire fighting service
62.	The right of use of subsurface resources	**ИЖВ № 00700** before 29.01.2021	Department of natural resources and environment protection of Russia's Ministry of Natural Resources for Udmurtia Republic
63.	Subsurface water production for domestic and production needs and for sprinkling of the territory of the inventories depot of OJSC VolgaTelecom Saratov subsidiary	**СРТ № 00864** before 10.04.2020	Main department of natural resources and environment protection of Russia's Ministry of Natural Resources for Saratov oblast
64.	The right to use subsurface resources to produce subsurface water by OJSC VolgaTelecom	**СМР №00968** before 21.06.2027	Main department of natural resources and environment protection of Russia's Ministry of Natural Resources for Samara oblast
65.	The right to use subsurface resources to provide water for health complex	**СМР 01135** of 16.01.2006 before 06.09.2026	Territorial agency for use of subsurface resources for Samara oblast
66.	The right to use subsurface resources to produce subsurface water for economic and drinking needs of children's health campus "Orbita"	**ЧЕБ №01295** before 10.04.2013	Ministry of Natural Resources of Chuvashia Republic
67.	The right to use subsurface resources to produce subsurface water for economic and drinking needs	**ИШК №01818** before 25.02.2010	Area fund of information of natural resources and environment protection of Russia's Ministry of Natural Resources for the Republic of Mariy-El
68.	Production of subsurface water to provide for economic-drinking needs of "Impulse" complex	**ОМР 00679** before 06.09.2026	Samara's area fund of geological information
69.	Production of subsurface water to provide for economic-drinking needs of "Training-health center"	**СРТ 01073** before May 31, 2031	Asset management committee of Saratov oblast
70.	For carrying out the activities of hazardous waste handling	**М04/0011/Л** of 31.05.2004 (before 31.05.2009)	Ministry of Natural Resources of the Russian Federation
71.	Technical maintenance of gas circuits (maintenance, repair and	**№ 43-ДГ-006918** (С) of 29.07.2003 before 29.07.2008	Russia's Gostekhnadzor

	rehabilitation of gas pipelines, constructions and other objects required for operation of gas circuits)		
72.	Installation, repair and servicing operations of fire fighting means ensuring fire security of buildings and constructions	**№ 2/01817** of 21.05.2003 (before 21.05.2008)	Russia's EMERCOM State department of State fire fighting service
73.	For carrying out surveying and mapping activities, including: **1) 8.1.2.0.0** topographic mapping of general purpose and (or) its substantiation (correction) at scale 1:500 - 1:10 000, carried out at the plots of the area up to 1 square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; **2) 8.2.2.0.0**. topographic survey of underground and overground constructions (utilities) at 1:500 - 1:5000 scale, carried out at the plots of the area up to 1 square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; For carrying out survey operations, including: **1) 5.2.0.0.0.** building and development of horizontal and altimetric survey networks during engineering surveys, construction and operation of buildings and structures, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities; **2) 5.4.0.0.0.** position finding of geodetic points and posts on the earth's surface by using geodetic satellite receivers (stand-alone position finding devices) when carrying out engineering surveys, construction and operation of buildings and constructions, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities	**ВВГ-01374К** of May 16, 2006 (before 16.05.2011) **ВВГ-01373Г** of May 16, 2006 (before May 16, 2011)	Federal agency of surveying and mapping Ministry of Transport of the Russian Federation Federal agency of surveying and mapping Ministry of Transport of the Russian Federation
74.	Engineering maintenance of ciphering equipment	**№ Б 325753** of 10.11.2005 (before 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
75.	Provision of services in information encryption area	**Б 325754** of 10.11.2005 (before 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
76.	Distribution of encryption (ciphering) equipment	**Б 325752** of 10.11.2005 (before 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
77.	Educational activities	**№ 1501** of October 13, 2006 before 13.10.2009, Saransk town of Mordovia Republic	Ministry of Education of Mordovia Republic
78.	**For radio broadcasting:**		
79.	Mass medium "Volna"	Series PB **№ 10333** of 30.06.2006 (before 03.07.2010)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection

80.	Mass medium "Pulse of Nizhny"	Series PB **№ 11370** of 13.02.2007 (before 12.11.2011) issued to extend the validity term of license № 7218 of 24.04.2003 (before 12.11.2006)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
81.	Mass medium "Retro-Aliyans"	Series PB **№ 10316** of 29.06.2006 (before 16.02.2011)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
82.	Mass medium "Radio "Russkyi lad"	Series PB **№ 7980** of 18.12.2003 (before 18.12.2008)	RF Ministry on press, TV and radio broadcasting, and mass media
83.	Mass medium "Radio "Russkyi lad"	Series PB **№ 8552** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
84.	Mass medium "Radio "Russkyi lad"	Series PB **№ 8553** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
85.	Mass medium "Radio "Russkyi lad"	Series PB **№ 8554** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
86.	Mass medium "Radio "Russkyi lad"	Series PB **№ 8555** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
87.	Mass medium "Radio "Russkyi lad"	Series PB **№ 9802** of 23.01.2006 (before 23.01.2011)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
88.	Mass medium "Radio "Russkyi lad"	Series PB **№ 8820** of 06.04.2005 before 06.04.2010	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
89.	Mass medium "TV-2000"	Series TB **№ 9454** of 02.11.2005 (before 01.11.2010)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
90.	Mass medium "BTK-Inform"	Series TB **№ 11020** of 16.01.2007 (before 15.01.2012)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
91.	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	**ЛФ/07-615-52** of 31.03.1999 (before 30.03.2004) On 29.07.2005 the documents were filed to re-execute the license	Federal Agency for Government Communications and Information
92.	Activities and provision of services in the area of state secrets protection	**№ 194** of 17.06.2003 before 17.06.08 **№ 192** of 01.11. 2003 before 01.11.08 **№ 665** of 19.04.2006 before 09.12.2007	Area departments of Federal Security Service

93.	Operations with the use of data classified as state secret	№ **830** of 11.12.2007 before 11.12.2012 № **830/1** of 11.12.07 before 11.12.2012 № **830/2** of 11.12.07 before 11.12.2012 № **830/3** of 19.03.08 before 11.12.2012 № **830/4** of 19.03.08 before 11.12.2012 № **830/5** of 19.03.08 before 11.12.2012 № **830/6** of 19.03.08 before 11.12.2012 № **830/7** of 19.03.08 before 11.12.2012 № **830/8** of 19.03.08 before 11.12.2012 № **830/9** of 19.03.08 before 11.12.2012 № **830/10** of 19.03.08 before 11.12.2012 № **830/11** of 19.03.08 before 11.12.2012 № **830/12** of 19.03.08 before 11.12.2012 № **830/13** of 19.03.08 before 11.12.2012 № **830/14** of 19.03.08 before 11.12.2012 № **830/15** of 19.03.08 before 11.12.2012 № **830/16** of 19.03.08 before 11.12.2012 № **830/17** of 19.03.08 before 11.12.2012 № **830/18** of 19.03.08 before 11.12.2012 № **830/19** of 19.03.08 before 11.12.2012 № **830/20** of 19.03.08 before 11.12.2012 № **830/21** of 19.03.08 before 11.12.2012 № **830/22** of 19.03.08 before 11.12.2012 № **830/23** of 19.03.08 before 11.12.2012 № **830/24** of 19.03.08 before 11.12.2012 № **830/25** of 19.03.08 before 11.12.2012 № **830/26** of 19.03.08 before 11.12.2012	Area departments of Federal Security Service

Issuer's forecast as regards the probability of licenses extension:

Subject to compliance with necessary requirements and conditions in the course of services provision the validity term of most of the licenses will be extended. The conditions and the capability of licenses validity terms extension are connected with the licensee's operation without gross violations which is found out by regular checks of GosSvyazNadzor bodies. The issuer estimates the capability of basic licenses extension as quite high. The dates of the issuer's obligations to create the subscribers' base were performed in accordance with the licenses conditions.

1. For communications services licenses.
Upon the validity term expiry the licenses may be extended subject to the compliance with the requirements of normative legal documents regulating the procedure of traffic transit, arrangement and operation of communications networks, utilization of limited resources such as numbering resource, RF spectrum, which is confirmed by the verification report of the territorial department of Rossvyazokhrancultury, by the extension of the validity term of permissions for radio frequencies authorization (if used), and if the appropriate application is filed to the attention of the state agency authorized to issue licenses in communications and IT industry. Due to the fact that the Law "On communication" as redrafted became effective, in order to get the license for providing communications services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting which in its turn enjoins the company to operate in concert with broadcasting organizations having such licenses.

The issuer's forecast as regards the probability of license extension: ***positive***

2. (for items 46-62 of the Table provided in this item) Broadcasting licenses are extended on the basis of the verification report of DSSCI (department of state supervision over communications and IT) confirming the compliance with the license conditions and if the authorization documents on the possibility of radio frequency resource usage are available. The licenses are extended by Federal service of supervision in the area of mass communications and cultural heritage protection.

The issuer's forecast as regards the probability of license extension: ***positive***

3. The licenses for the activities listed in items 21 – 44 of the Table provided in this item are extended subject to timely submittal of documents package, as established by the law, to the licensor's attention.

3.2.6. The issuer's joint activity

Information about the issuer's joint activity for the last 5 accomplished fiscal years preceding the reporting period:

For the last 5 accomplished fiscal years the issuer did not carry out joint activity with other entities, the issuer did not conclude ordinary partnership deeds.

Information about the issuer's joint activity for the reporting period:

For the reporting period the issuer did not carry out joint activity with other entities, the issuer did not conclude ordinary partnership deeds.

3.2.7. Additional requirements to the issuers being joint stock investment funds, insurance undertakings or credit institutions, mortgage agents

3.2.7.1. To joint stock investment funds

The issuer is not a joint stock investment fund.

3.2.7.2. To insurance undertakings

The issuer is not an insurance undertaking.

3.2.7.3. To credit institutions

The issuer is not a credit institution.

3.2.7.4. To mortgage agents

The issuer is not a mortgage agent.

3.2.8. Additional requirements to the issuers the core activities of which are mining operations

The issuer does not mine mineral resources.
There are no subsidiary (associated) companies of the issuer which are engaged in mining operations.

3.2.9. Additional requirements to the issuers the core activities of which is communications services provision

a) Communications services provision licenses

Basic provisions of licenses:

1) ***Provisions of carrying out the activities in accordance with license № 23245.***

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of local and intrazonal telephony of PSTN, and also telephony services by using technical facilities of communication intelligent network in the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of

Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The licensee when rendering local telephony services must provide a subscriber with the access to telematic services and to the services of intrazonal, DLD & ILD telephony, and also to data transmission communications services, excluding the services of data transmission for the purposes of voice information transmission.

DLD & ILD telephony services are provided by using the licensee's technical facilities over PSTN via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with operators of long distance and international communications of PSTN of the Russian Federation.

The licensee when rendering intrazonal telephony services must provide a subscriber with the access to telematic services and to data transmission communications services, excluding the services of data transmission for the purposes of voice information transmission.

Provision of local and intrazonal communications services, as per this license, by using microwave radio systems is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry's regulatory documents.

It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated as per the established procedure by the state radio frequency service with the Russian Federation Ministry of IT and Communications.

The license validity term: ***before 04.10.2012***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
In accordance with item 22 of the license provisions the operator is obliged to provide inquiry services to the subscribers on the licensed territory. When a subscriber is allocated the directory number it is automatically registered in the subscribers' database.
In accordance with the Law "On communication" the data about the subscribers for providing inquiry services, including for preparation and distribution of information, are provided only with the subscriber's consent and in cases stipulated by RF federal laws.

The dates of performance of the said obligations: ***there are no requirements to the dates of database creation. From the start of services provision of granting access to PSTN the data about the subscriber are shown in public database of subscribers of the operator.***

The level of the issuer's performance of the said obligations: ***in accordance with scheduled check of supervisory bodies the license provisions are currently complied with.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

2) Provisions of carrying out the activities in accordance with license № 54710.

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide local telephony services through payphones in the territories of the following Republics and oblasts: the Republic of

Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast by using the network of public call offices and payphone network created by the licensee.

The licensee's payphones are connected to local telephone networks at the level of subscriber units.

The licensee has the right to use communications channels and physical circuits of communications network of other operators for value received in accordance with the Civil Code.

The license validity term: *before 28.11.2017*

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The level of the issuer's performance of the said obligations: *during scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.*

Factors which may negatively affect the issuer's performance of its obligations under this license: *occurrence of circumstances of insuperable force (force-majeure).*

Probability of the said factors occurrence: *they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.*

3) Provisions of carrying out the activities in accordance with license № 52416

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide local telephony services by using multiple access facilities in the territories of the following subjects of the Russian Federation: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

According with this license the licensee must ensure the access to telematic services and to services of local, intrazonal, DLD & ILD telephony, and also to data transmission services, excluding communications services for voice information transmission, to the system of information-inquiry services, to free of charge, twenty-four-hour call of emergency services to the user of local calls for voice information transmission.

The license validity term: *before 31.08.2012*

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

4) Provisions of carrying out the activities in accordance with license № 49931

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of data transmission over PSTN in the territory of the Russian Federation subjects: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast,

Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Data transmission services are provided by using the licensee's data transmission network.

The licensee has the right to connect the data transmission equipment to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communications channels and physical circuits of PSTN.

The licensee's data transmission equipment connection to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

The license validity term: ***before 01.08.2017***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communications services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license requirements.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

5) Provisions of carrying out the activities in accordance with license №51000

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of sound programs broadcasting via the wire broadcasting network in the territory of the following Russian Federation subjects: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The licensee's network is intended for broadcasting of sound programs of All-Russia and state regional companies.

Broadcasting of other programs is allowed when the license for TV-radio broadcasting and appropriate contract with licensee-broadcaster are available.

The license validity term: ***before 12.09.2011***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base: ***There are no such obligations.***

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the specified obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

6) Provisions of carrying out the activities in accordance with license № 23244

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephony of PSTN by using GSM equipment in frequency range of 900/1800 MHz in the territory of the Republic of Mariy-El.

Cellular communication services are provided by using the licensee's communications network, which should be a part of unified cellular network of the Russian Federation – Personal Communication Network-900 (PCN-900);

PCN-900, being created by the licensee, is connected to the Russian Federation PSTN at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radiotelephony of GSM standard.

The license validity term: ***before 17.03.2010***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
The subscribers' database is created since the time of cellular communication services provision contract conclusion as the subscriber gets the access to the service after his/her registration in the network base.

The dates of performance of the said obligations: ***It is created concurrently since the time of contracts conclusion with the subscriber.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

7) Provisions of carrying out the activities in accordance with license № 36742

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of mobile radiotelephony of PSTN in the territory of cities and towns: Penza, Kamenka of Penza oblast; Saratov, Balashov of Saratov oblast; Kirov of Kirov oblast.

The licensee's communications network is created by using radio telephone communication equipment operating in the frequency range of 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

The licensee when providing communications services is obliged to observe the rules of communications networks connection and of their interaction as approved by the RF Government when connecting mobile radiotelephony network of the licensee to PSTN, when connecting other communications networks to mobile radiotelephony network of the licensee, when keeping the record of traffic and its transit in mobile radiotelephony network of the licensee and when keeping the record of traffic and its transit from (to) communications networks of other operators.

The license validity term: ***before 28.11.2008***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base: ***There are no such obligations.***

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

8) Provisions of carrying out the activities in accordance with license № 49930

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide to users communications channels for transmission of communication signals within the borders of one RF subject in the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast and for transmission of communication signals passing the borders of one RF subject within the limits of RF subjects listed above .

Provision of channels, communication paths and physical circuits to customers is allowed for arranging communications networks if their owners have appropriate licenses of the Russian Federation Ministry of IT and Communications (the Russian Federation Ministry of Communications, the Russian Federation State committee of Communications and IT, the Russian Federation State committee of Telecommunications), and also for arranging subscriber lines in order to get access to different communications networks in accordance with the rules of their construction and for internal production networks not providing communications services on compensation basis, including those having the output port to PSTN.

Provision of communication channels and physical circuits is allowed for arranging subscriber and trunk lines of local telephone networks only within the limits of the territory of corresponding geographical zones of ABC ab numbering.

The license validity term: ***before 12.09.2012***

Conditions and the opportunity of the license validity term extension:

Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

9) Provisions of carrying out the activities in accordance with license № 53314

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide telegraphy services (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) in the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Telegraphy services are provided by using the licensee's technical facilities. The installed capacity of switching and transmission telegraph facilities belonging to the licensee should ensure the capability of complete satisfaction of the needs for telegraphy services in the licensed territory.

The license validity term: ***before 14.11.2012***

Conditions and the opportunity of the license validity term extension:

Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscriber's base:

There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

10) Provisions of carrying out the activities in accordance with license № 52283

Types of communications services and networks permitted for utilization:

Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

9) Provisions of carrying out the activities in accordance with license № 53314

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide telegraphy services (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) in the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Telegraphy services are provided by using the licensee's technical facilities. The installed capacity of switching and transmission telegraph facilities belonging to the licensee should ensure the capability of complete satisfaction of the needs for telegraphy services in the licensed territory.

The license validity term: ***before 14.11.2012***

Conditions and the opportunity of the license validity term extension:

Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscriber's base:

There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

10) Provisions of carrying out the activities in accordance with license № 52283

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide telematic services of PSTN (e-mail services, information resources access services, facsimile messages services, information-inquiry services) in the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

The license validity term: ***before 01.08.2017***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

11) Provisions of carrying out the activities in accordance with license № 27602

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of digital cellular radiotelephony of PSTN in the frequency range of 450 MHz on the basis of IMT-MC 450 technology in the territory of Samara oblast.

Digital cellular radiotelephony services are provided by using the licensee's communications network, which is a part of IMT-MC 450-based Federal cellular network of the Russian Federation.

The licensee should, for account of its own resources, ensure phase-by-phase disengagement of the spectrum of frequencies of 453,00...457,4 MHz/463,0...467,4 MHz.

The license validity term: ***before 18.08.2013***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

12) Provisions of carrying out the activities in accordance with licenses №№ 46638, 41564, 41563, 44589, 38571,32182, 32183, 31760, 37277, 42567, 43243, 47903, 49536, 49535, 49537,

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of broadcasting TV and sound programs over cable TV networks in the territories of: Saratov city of Saratov oblast; Nizhny Novgorod city of Nizhny Novgorod oblast; Syzran town, Tolyatti town, Samara city, Neftegorsk town, Otradnyi town of Samara oblast; Kirov city of Kirov oblast; Orenburg city of Orenburg oblast; Ioshkar Ola town, Sernur town, Kozmodemiyansk town, settlement Orshanka, settlement Novyi Toriyal of the Republic of Mariy-El; Cheboksary town of Chuvashia Republic.

The customers should be provided with the broadcasting of All-Russia TV-radio broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is allowed if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

The license validity term: ***before 19.01.2012, 23.05.2011, 18.08.2011, 31.12.2011, 14.03.2011, 27.06.2010, 08.06.2010, 26.05.2010, 12.12.2010, 12.07.2011, 28.07.2011, 09.02.2012, 09.03.2012, 09.03.2012, and 09.03.2012 accordingly.***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

13) Provisions of carrying out the activities in accordance with licenses №№ 39210, 31759, 31291, 37341, 31262, 32184, 33078, 42003, 43244, 45179, 49775, 45180, 44494, 49538, 38572, 36191, 36164, 47902, 47901, 47904, 49372, 48479, 48478, 48476, 48477, 49342, 50672, 52193,53097

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of broadcasting TV and sound programs in the territories of settlements of Saratov, Nizhny Novgorod, Samara, Kirov, Orenburg, Penza, Ulyanovsk oblasts, the Republic of Mariy-El, Chuvashia and Mordovia Republics.

The licensee should provide the customers with the communications services meeting the quality and technical standards.

The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communications in the Russian Federation.

The license validity term: ***before 05.01.2010, 11.05.2010, 05.04.2008, 12.12.2010, 05.04.2010, 19.05.2008, 15.07.2010, 19.06.2011, 22.12.2010, 21.06.2011, 22.12.2010, 21.06.2011, 21.06.2011, 09.03.2012, 14.03.2009, 31.10.2008, 31.10.2008, 21.06.2011, 21.06.2011, 21.06.2011, 09.03.2012, 05.03.2012, 05.03.2012, 05.03.2012, 05.03.2012, 09.03.2012, 21.06.2011, 21.08.2012, and 23.07.2011 accordingly.***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

14) Provisions of carrying out the activities in accordance with license № 33679

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of mobile radio communication in PSTN in the territory of the Republic of Mariy-El.

Maximum number of the licensee's network subscribers – there are no such obligations.

The network is established by using radio equipment the operation of which is allowed if the permissions from state agencies supervising communications and IT are available.

The category of the communications network - PSTN.

The license validity term: ***before 28.07.2008***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

15) Provisions of carrying out the activities in accordance with license № 48866

Types of communications services and networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide data transmission services for the purposes of voice information transmission in the territories of the following Republics and oblasts: the Republic of Mariy-El, Udmurtia Republic, Mordovia Republic, Chuvashia Republic, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast and Nizhny Novgorod oblast.

The services are provided by using technical facilities of the licensee's data transmission network.

The license validity term: ***before 09.03.2012***

Conditions and the opportunity of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the opportunity of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Probability of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

Frequencies:

Permission for utilization of OJSC VolgaTelecom communications electronics

Territory	*Permission for utilization of radio frequency spectrum*	*Validity term*	*Miscellaneous*
Balashov town	№ 14-06-21/2046 of 09.01.2003	Before 08.12.2007	330MHz
Saratov city, BS-1,2,3 (BS – Base Station)	№ 14-06-21/2045 of 09.01.2003	Before 08.12.2007	330MHz
Settlement Pervomaiskyi, village Stepnyanka	№05-001045Д of 19.10.2005	Before 18.10.2015	330MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS-8, Syzran town BS-9, Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	Before 08.12.2007	330MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Tolyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	Before 08.12.2007	330MHz
Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	Before 08.12.2007	330MHz
Penza city BS-1,2	№ 445-07-1046 of 09.12.2007	Before 08.12.2017	330MHz
"Serdobsk town – village Meshcherskoe"	№ 58-1368 of 14.08.2003	Before 14.08.2006	330MHz
Penza city	№ 06-003411Д of 08.08.2006г	Before 07.08.2016	330MHz
Serdobsk town	№ 06-003408Д of 09.08.2006	Before 08.08.2016	330MHz
Penza city	№06-003407Д of 08.08.2006	Before 07.08.2016	330MHz
Penza city	№ 06-003410Д of 09.08.2006	Before 08.08.2016	330MHz
Gorodishche town	№ 58-1331 of 11.08.2003	Before 11.08.2006	330MHz
Village Lopatino	№ 06-003409Д of 09.08.2006	Before 08.08.2016	330MHz
Settlement Lunino	№ 1027985 of 22.08.2003	Before 11.09.2008	330MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002г	Before 02.12.2007	330MHz
Village Novyi Mir – settlement Ravenstvo	№ 05-001020Д of 19.10.2005	Before 19.10.2015	330MHz
Village Novyi Mir – village Melenino	№ 05-001433Д of 19.10.2005	Before 18.10.2015	330MHz
Village Shestakovka – village Kurtashka Village Tashla - village Borodinsk	№ 05-001044Д of 19.10.2005	Before 18.10.2015	330MHz
Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	Before 02.12.2007	330MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	Before 02.12.2007	330MHz
Kirov city	№ 07-000448Д of 11.01.2007	Before 10.01.2017	307,5125/343,5125MHz 307,5375/343,5375MHz 307,7375/343,7375MHz 307,7625/343,7625MHz

Kirov city	№ 07-000449Д of 11.01.2007	Before 10.01.2017	307,8375/343,8375MHz 307,8875/343,8875MHz 307,9125/343,9125MHz 307,9375/343,9375MHz
Kirov city, settlement Raduzhnyi BS-1, BS-2	№ 71-08-1697 of 09.12.2007	Before 08.12.2017	337,1375-337,5125MHz, 301,1375-301,5125MHz
Kirov city BS-1, BS-2	№71-08-1696 of 09.12.2007	Before 08.12.2017	338,2375-338,8125MHz, 302,2375-302,8125MHz
Ioshkar Ola town	№ 081-05-02/26314 of 02.06.2003	Before 10.01.2008	156-160MHz
Ioshkar Ola town BS-1,2,3,4	№ 07-005348 of 10.04.2007	Before 09.04.2017	890-915MHz
Mariy-El BS-148, 145, 147, 146, 151, 152, 157, 158, 153, 155, 161, 162	№ 07-003212 of 16.05.2007	Before 15.05.2017	890-915MHz
Mariy-El	№ 05-023410 of 29.12.2005	Before 28.12.2015	1805,-1880/1710-1785MHz
Mariy-El BS-1048, 1050, 1049, 1051	№ 306-07-1029 of 16.10.2007	Before 15.10.2017	1805,-1880/1710-1785MHz
Ioshkar Ola town, settlement Sotnur, settlement Alexeevskoe, settlement Izi-Kugunur, settlement Bolshoi Shoriyal, settlement Shor-Un'zha, settlement Russkie Shoi, settlement Studenka, settlement Kirino, settlement Mariets, settlement Ismentsy	№ 06-016569 of 22.12.2006	Before 21.12.2016	1805,-1880/1710-1785MHz
Volzhsk town, Kozmodemiyansk town, settlement Kokshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	Before 16.04.2008	935-960MHz
The Republic of Mariy-El	№ 04-005409 of 31.12.2004	Before 31.12.2014	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 06-000873 of 14.03.2006	Before 13.03.2016	890-915MHz 935-960MHz
The Republic of Mariy-El (17 BS)	№ 06-014544 of 19.12.2006	Before 18.12.2016	890-915MHz 935-960MHz
The Republic of Mariy-El (BS-7, 13, 10, 12, 17, 18, 28, 29, 30, 32, 33, 34, 35, 54, 38, 39, 40, 41, 42, 43, 45, 46, 47, 48, 49, 50, 51, 52, 6, 5, 8, 21, 22, 14, 19, 20, 16, 23, 37, 53)	№ 07-002991 of 23.05.2007	Before 22.05.2017	890-915MHz 935-960MHz
The Republic of Mariy-El BS № (163, 164, 107, 145, 165, 166, 167, 168, 169, 170, 171, 172, 173, 174, 175, 176, 177, 178, 179, 71)	№ 07-009226 of 20.06.2007	Before 19.06.2017	890-915MHz 935-960MHz
Samara oblast Village Kinel-Cherkassy	№ 05-006377 of 23.03.2005	Before 23.03.2015	417,5-419,5/395,0-397,0MHz
Samara oblast BS-1, 2, 3, 6, 8, 10, 14, Otr1	№ 04-002681 of 09.12.2004	Before 29.12.2014	463,0-467,4MHz/ 453,0-457,4MHz
Samara oblast BS-Samara 5	№ 06-002263 of 14.04.2006	Before 13.04.2016	463,-467,4/453,0-457,4MHz
Samara oblast: BS-9, BS-11, BS-12, BS-13, BS-15, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25,BS-26, BS-27, BS-28,	№ 05-024420 of 30.12.2005	Before 29.12.2015	463,0-467,4MHz/ 453,0-457,4MHz

BS-29, BS-30, BS-31, BS-32, BS-33,BS-34, BS-35, BS-36, BS-37, BS-38, BS-39, BS-40, BS-41, BS-42, BS-43, BS-44, BS-45, BS-46, BS-47, BS-48, BS-49, BS-50, BS-51, BS-52			
Samara oblast: BS-1, BS-3, BS-4, BS-7, BS-8, BS-9, BS-10, BS-11, BS-13, BS-16, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25, BS-28, BS-32, BS-38	№ 06-008910 of 10.07.2006	Before 01.02.2009	453-457,5MHz/ 463-467,5MHz
Samara oblast: BS Samara 23, BS Samara 24, BS Samara 25, BS Sergl, BS Oblast 20, BS Oblast 21, BS Oblast 22/	№ 07-001137 of 30.01.2007	Before 29.01.2017	453-457,5MHz/ 463-467,5MHz
Samara oblast: BS-2153, BS-2254, BS-955, BS-1056, BS-1157, BS-1258, BS-1459, BS-160, BS-1961	№ 06-010959 OF 18.09.2006	Before 18.08.2013	463,0-467,4MHz/453,0-457,4MHz
Samara oblast: BS-4, BS-16, BS-41	№ 07-017159 OF 20.06.2007	Before 19.06.2017	453-457,5MHz/ 463-467,5MHz
The Republic of Mariy-El	№ 1024077 of 16.12.2003	Before 12.12.2008	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 03-12026 of 24.12.2003	Before 20.12.2008	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 05-006333 of 23.03.2005	Before 23.03.2015	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 07-007582 OF 20.06.2007 (permission № 05-018360 of 25.10.2005 is invalid since the time of electronics re-registration)	Before 19.06.2017	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 06-003505 of 18.04.2006	Before 17.04.2016	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 04-001064 of 12.10.2004	Before 11.10.2014	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El	№ 05-023792 of 30.12.2005	Before 29.12.2015	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El	№ 06-016568 of 19.12.2006.	Before 18.12.2016	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El BS-1026, BS -1025, BS -1027, BS -1031, BS -1032, BS -1024, BS -1033, BS -1028, BS -1029, BS -1030	№ 06-007642 of 18.07.2006	Before 17.07.2016	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El BS -1038, BS -1030, BS -1034, BS -1039, BS -1036, BS -1037, BS -1040			1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El BS -1042, BS -1043, BS -1044, BS -1041, BS -1045, BS -1046, BS -1047	№ 07-007580 of 20.06.2007	Before 19.06.2017	1805,0-1880,0/ 1710,0-1785,0

Ioshkar Ola town BS-02, settlement Sovietskyi BS-03, settlement Mary-Turek BS-04, Kozmodemiyansk town BS-05, Settlement Morki BS-07, Volzhsk town BS-06, settlement Novyi Torial BS-09, settlement Gonyak BS-08, Settlement Kilemary BS-10, Settlement Kokshaisk BS-11, settlement Orshanka BS-12	№ 05-006657 of 24.03.2005	Before 23.03.2015	146,0-174,0MHz
Ioshkar Ola town BS-02 Kozmodemiyansk town BS-05	№ 05-012768 of 07.06.2005	Before 06.06.2010	146-174MHz
Village B.Nagatkino Tsylninskyi district	№ 05-009259 of 06.05.2005	Before 05.05.2015	330MHz
Village Mogutovo – village Rzhavets	№ 05-001048Д of 19.10.2005	Before 18.10.2015	330MHz
Village Yangiz – Marievka – settlement Severnyi	№ 05-001050Д of 19.10.2005	Before 18.10.2015	330MHz
Village Bikkulovo – village Kamenka	№ 05-001047Д of 19.10.2005	Before 18.10.2015	330MHz
Village Matveevka – village Staroashirovo – village Emelianovka – village V.Novokutlumbetievo	№ 05-001051Д of 19.10.2005	Before 18.10.2015	330MHz
Village Novocherkassk – village Krasnogor, village Chernyi Otrog – village Ablyazovo, settlement Saraktash – village Siyal-Tugai	№ 05-001042Д of 19.10.2005	Before 18.10.2015	330MHz
Village Kurmanaevka – village Petrovka, village Kostino village Volzhskyi, village Pokrovka – village Ivanovka, village Kutushi – village Mikhailovka	№ 05-001043Д of 19.10.2005	Before 18.10.2015	330MHz
Village Gorkovskoe – village Zakumachnoe Village Dobrovolskoe – village Chilekta	№ 05-001393Д of 19.10.2005	Before 18.10.2015	330MHz
Village Novosultangulovo – village Kurbanai, Village Asekeevo – village Yakovlevka	№ 05-001037Д of 19.10.2005	Before 18.10.2015	330MHz
Alexandrovka	№ 05-021089 of 29.12.2005 № 06-020463 of 12.02.2007 № 07-016679 of 20.06.2007	Before 28.12.2015 Before 22.12.2010 Before 20.06.2007	7 TV Channel 3 TV Channel 1 TV Channel
Alexandrovka (Grach)	№ 05-021071 of 29.12.2005	Before 28.12.2015	3 TV Channel
Aidyrlya	№ 05-021221 of 29.12.2005	Before 28.12.2015	29 TV Channel
Asekeevo (Novosultangulovo)	№ 05-021045 of 26.12.2005	Before 25.12.2015	34 TV Channel
Asekeevo	№ 07-016680 of 20.06.2007	Before	3 TV Channel
Alexeevka (Tsylninskyi's district) Alexeevka (Tsylninskyi's district) Alexeevka (Buguruslan's district)	№ 05-023236 of 26.12.2005 № 05-021188 of 26.12.2005 № 05-021057 of 29.12.2005	Before 25.12.2015 Before 25.12.2015 Before 28.12.2015	5 TV Channel 10 TV Channel 28 TV Channel
Alexeevka (Alexeevskyi's district)	№05-017236 of 03.08.2005	Before 02.08.2010	10 TV Channel

Aksakovo	№ 05-021206 of 29.12.2005	Before 28.12.2015	10 TV Channel
Abdulino	№ 05-021065 of 29.12.2005	Before 28.12.2015	6 TV Channel
Blagodarnoe	№ 05-021251 of 29.12.2005	Before 28.12.2015	12 TV Channel
Blagodarnoe	№ 07-016681 of 20.06.2007	Before 19.06.2017	7 TV Channel
Borodinskoe	№ 05-021066 of 29.12.2005	Before 28.12.2015	3 TV Channel
Buzuluk	№ 05-023228 of 26.12.2005	Before 25.12.2015	4 TV Channel
Buzuluk	№ 180-07-0151 of 24.09.2007	Before 23.09.2017	4 TV Channel
Buzuluk	№ 05-023243 of 26.12.2005	Before 25.12.2015	70,82MHz
Buguruslan	№05-021222 of 29.12.2005	Before 28.12.2015	49 TV Channel
Balandino	№ 05-021250 of 28.12.2005	Before 27.12.2015	3 TV Channel
Bestuzhevka	№ 05-021024 of 26.12.2005	Before 25.12.2015	2 TV Channel
Brient	№ 05-017626 of 28.12.2005	Before 27.12.2015	8 TV Channel
Burtinskyi	№ 05-021246 of 26.12.2005	Before 25.12.2015	29 TV Channel
Veselyi	№ 05-021220 of 29.12.2005	Before 28.12.2015	21 TV Channel
Vasilievka	№ 05-021054 of 26.12.2005 № 05-023235 of 26.12.2005	Before 25.12.2015	35 TV Channel 23 TV Channel
Verkhnebuzulukskyi	№ 05-021056 of 28.12.2005 № 05-021078 of 26.12.2005	Before 27.12.2015 Before 25.12.2015	3 TV Channel 8 TV Channel
Vozdvizhenka	№ 05-021068 of 26.12.2005	Before 25.12.2015	2 TV Channel
Vyazovoe	№ 05-021199 of 29.12.2005	Before 28.12.2015	9 TV Channel
Gamaleevka	№ 05-021026 of 26.12.2005	Before 25.12.2015	2 TV Channel
Gerasimovka	№ 05-021064 of 26.12.2005	Before 25.12.2015	7 TV Channel
Gerasimovka	№ 05-017234 of 03.08.2005	Before 02.08.2010	10 TV Channel
Georgievka	№ 05-021063 of 29.12.2005	Before 28.12.2015	3 TV Channel
Georgievka	№ 07-016682 of 20.06.2007	Before 19.06.2017	7 TV Channel
Grachevka	№ 05-021073 of 26.12.2005	Before 25.12.2015	21 TV Channel
Dobrinka	№ 05-021190 of 29.12.2005	Before 28.12.2015	8 TV Channel
Dmitrovskyi	№ 05-021261 of 29.12.2005	Before 28.12.2015	35 TV Channel
Emelyanovka	№ 05-021211 of 29.12.2005	Before 28.12.2015	36 TV Channel
Emelyanovka	№ 06-018093 of 28.12.2006	Before 22.12.2010	29 TV Channel
Efimovka	№ 05-021067 of 26.12.2005	Before 25.12.2015	3 TV Channel
Efimovka	№ 06-020467 of 31.01.2007	Before 22.12.2010	7 TV Channel
Ilek	№ 05-021077 of 29.12.2005 № 05-021208 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	3 TV Channel 27 TV Channel
Ivanovka	№ 05-021203 of 29.12.2005	Before 28.12.2015	9 TV Channel
Zarechnoe	№ 05-021038 of 26.12.2005 № 05-024714 of 18.02.2006	Before 26.12.2015 Before 17.02.2015	2 TV Channel 9 TV Channel
Zapadnyi	№ 05-021260 of 26.12.2005	Before 25.12.2015	12 TV Channel
Zelenyi dol	№ 05-021215 of 29.12.2005	Before 28.12.2015	6 TV Channel
Zagorie	№ 05-023216 of 26.12.2005	Before 25.12.2015	2 TV Channel

Zerklo	№ 07-016683 of 20.06.2007	Before 19.06.2017	33 TV Channel
Zhirnov	№ 05-021255 of 26.12.2005	Before 25.12.2015	10 TV Channel
Komissarovo	№ 05-021088 of 29.12.2005 № 05-021062 of 26.12.2005	Before 28.12.2015 Before 25.12.2015	8 TV Channel 6 TV Channel
Komarovo	№ 07-016685 of 20.06.2007	Before 19.06.2017	10 TV Channel
Kalikino	№ 05-017233 of 03.08.2005	Before 02.08.2010	6 TV Channel
Koptyazhevo	№ 05-021029 of 26.12.2005	Before 25.12.2015	6 TV Channel
Koptyazhevo	№ 04-003377 of 08.04.2005	Before 07.04.2015	3 TV Channel
Kinzelka	№ 05-023190 of 29.12.2005	Before 28.12.2015	2 TV Channel
Krestovka	№ 04-003929 of 08.04.2005	Before 07.04.2015	2 TV Channel
Kinzelka	№ 04-001075 of 04.11.2004	Before 03.11.2014	7 TV Channel
Kindelya	№ 07-016684 of 20.06.2007	Before 19.06.2017	12 TV Channel
Koskul	№ 05-021243 of 29.12.2005	Before 28.12.2015	9 TV Channel
Koskul	№ 05-021244 of 26.12.2005	Before 25.12.2015	11 TV Channel
Kvarkeno	№ 05-021216 of 28.12.2005	Before 27.12.2015	31 TV Channel
Kyzyl-Mechet	№ 05-021197 of 29.12.2005 № 05-023238 of 26.12.2005	Before 25.12.2015	9 TV Channel 5 TV Channel
Kozlovka	№ 05-021204 of 29.12.2005	Before 28.12.2015	9 TV Channel
Kulsharipovo	№ 04-004640 of 08.04.2005	Before 07.04.2015	3 TV Channel
Kulagino	№ 05-021209 of 29.12.2005 № 05-021245 of 29.12.2005	Before 28.12.2015	9 TV Channel 12 TV Channel
Kovylyaevka (Totskyi's district) Kovylyaevka	№ 05-021212 of 29.12.2005 № 05-021017 of 26.12.2005	Before 28.12.2015 Before 25.12.2015	8 TV Channel 2 TV Channel
Korovino	№ 05-021270 of 03.12.2005	Before 02.12.2010	4 TV Channel
Kamennoimangulovo	№ 05-021205 of 29.12.2005 № 05-021061 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	9 TV Channel 7 TV Channel
Kutluevo	№ 05-021213 of 29.12.2005	Before 28.12.2015	6 TV Channel
Kuvandyk	№ 05-021730 of 29.12.2005	Before 28.12.2015	5 TV Channel
Kusem	№ 05-023182 of 26.12.2005	Before 25.12.2015	5 TV Channel
Kurtashka	№ 05-024715 of 18.02.2006	Before 17.02.2016	3 TV Channel
Kulchum	№ 05-023222 of 26.12.2005	Before 25.12.2015	4 TV Channel
Linevka	№ 05-021080 of 26.12.2005	Before 25.12.2015	6 TV Channel
Luybimovka	№ 05-021072 of 26.12.2005	Before 25.12.2015	3 TV Channel
Mordovskyi Buguruslan	№ 05-023211 of 29.12.2005 № 05-023206 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	8 TV Channel 6 TV Channel
Martynovka	№ 05-017242 of 03.08.2005	Before 02.08.2010	9 TV Channel
Maiskoe	№ 07-001578 of 16.02.2007	Before 22.12.2010	9 TV Channel
Marxsovskyi	№ 07-016686 of 20.06.2007	Before 19.06.2017	27 TV Channel
Mikhailovka - 2	№ 05-023208 of 28.12.2005	Before 27.12.2015	2 TV Channel
Mikhailovka -1	№ 05-021294 of 26.12.2005	Before 25.12.2015	4 TV Channel

Mikhailovka - 1	№ 07-016687 of 20.06.2007	Before 19.06.2017	2 TV Channel
Malmyzh	№ 05-007129 of 06.05.2005	Before 05.05.2010	1 TV Channel
Mustaevo	№ 05-023220 of 29.12.2005 № 05-021214 of 28.12.2005	Before 27.12.2015	2 TV Channel 12 TV Channel
Malaya Remizena	№ 05-023218 of 26.12.2005 № 05-021047 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	4 TV Channel 7 TV Channel
Matveevka	№ 05-021202 of 29.12.2005 № 05-023185 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	12 TV Channel 7 TV Channel
Mezhdurechie	№ 05-021224 of 28.12.2005	Before 27.12.2015	2 TV Channel
Mezhdurechie	№ 05-021465 of 26.12.2005	Before 25.12.2015	4 TV Channel
Mochegai	№ 05-023240 of 26.12.2005	Before 25.12.2015	5 TV Channel
Mochegai	№ 05-017238 of 03.08.2005	Before 02.08.2010	10 TV Channel
Martynovka	№ 05-023234 of 26.12.2005	Before 25.12.2015	4 TV Channel
Miroshkino (Tashlinskyi district)	№ 05-021207 of 29.12.2005	Before 28.12.2015	9 TV Channel
Miroshkino (Pervomaiskyi district)	№ 05-021042 of 29.12.2005	Before 28.12.2015	7 TV Channel
Miroshkino (Pervomaiskyi district)	№ 05-021682 of 29.12.2005	Before 28.12.2015	4 TV Channel
Nazarovka	№ 05-021075 of 29.12.2005	Before 28.12.2015	8 TV Channel
Novobelogorka	№ 05-017429 of 28.12.2005	Before 27.12.2015	9 TV Channel
Novovasilievka	№ 05-021086 of 29.12.2005	Before 28.12.2015	8 TV Channel
Novosergeevka	№ 05-023221 of 26.12.2005 № 05-021049 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	32 TV Channel 3 TV Channel
Novokamenka	№ 05-021242 of 29.12.2005	Before 28.12.2015	36 TV Channel
Novokamenka	№ 07-001579 of 16.02.2007	Before 22.12.2010	6 TV Channel
Novomusino	№ 07-016688 of 20.06.2007	Before 19.06.2017	11 TV Channel
Noikino	№ 05-023213 of 29.12.2005	Before 28.12.2015	3 TV Channel
Novouzely	№ 05-023183 of 29.12.2005 № 05-021210 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	3 TV Channel 7 TV Channel
Nesterovka	№ 05-023192 of 29.12.2005	Before 28.12.2015	2 TV Channel
Novoyulaska	№ 05-023197 of 29.12.2005	Before 28.12.2015	11 TV Channel
Novoyulaska	№ 06-020470 of 31.01.2007	Before 22.12.2010	2 TV Channel
Novopavlushkino	№ 06-009102 of 26.09.2006	Before 25.09.2016	11 TV Channel
Novospasskoe	№ 03-01970 of 09.10.2003 № 05-023209 of 29.12.2005	Before 01.08.2005 Before 28.12.2015	4 TV Channel 8 TV Channel
Nesterovka	№ 05-021733 of 29.12.2005	Before 28.12.2015	4 TV Channel
Nizhnekristalka	№ 05-021593 of 29.12.2005	Before 28.12.2015	4 TV Channel
Novonikolskoe	№ 05-023210 of 29.12.2005	Before 28.12.2015	7 TV Channel
Novoiletsk	№ 05-023201 of 28.12.2005	Before 27.12.2015	7 TV Channel
Novomaricvka	№ 05-021218 of 29.12.2005	Before 28.12.2015	7 TV Channel
Nevezhkino	№ 05-021048 of 29.12.2005	Before 28.12.2015	7 TV Channel
Nevezhkino	№ 05-021186 of 26.12.2005	Before 25.12.2015	9 TV Channel

Novomusino	№ 05-021182 of 26.12.2005	Before 25.12.2015	9 TV Channel
Novonikolskoe	№ 05-021194 of 26.12.2005	Before 25.12.2015	9 TV Channel
Novonikolskoe	№ 07-001584 of 16.02.2007	Before 22.12.2010	6 TV Channel
Nizhnekristalka	№ 05-021193 of 29.12.2005	Before 28.12.2015	9 TV Channel
N. Gumbet	№ 05-021053 of 26.12.2005	Before 25.12.2015	27 TV Channel
Nikolskoe	№ 05-021033 of 26.12.2005 № 05-021037 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	23 TV Channel 37 TV Channel
Razdolnoe	№ 05-017541 of 28.12.2005	Before 27.12.2015	11 TV Channel
Revolutsionnyi	№ 05-021035 of 26.12.2005	Before 25.12.2015	29 TV Channel
Revolutsionnyi	№ 04-004828 of 06.05.2005	Before 05.05.2010	6 TV Channel
village Russkyi Kandyz	№ 05-023207 of 29.12.2005	Before 28.12.2015	23 TV Channel
village Russkyi Kandyz	№ 05-023186 of 29.12.2005	Before 28.12.2015	25 TV Channel
Romanovka	№ 04-003090 of 23.05.2005	Before 22.05.2015	9 TV Channel
Romanovka (Sorochinskyi district)	№ 05-017627 of 28.12.2005	Before 27.12.2015	7 TV Channel
Rodinskyi	№ 05-017239 of 03.08.2005	Before 02.08.2010	9 TV Channel
Russkaya bokla	№ 05-023223 of 26.12.2005 № 05-023229 of 26.12.2005	Before 25.12.2015	5 TV Channel 10 TV Channel
Ryabinnyi	№ 05-023237 of 26.12.2005	Before 25.12.2015	5 TV Channel
Rannee (Tashlinskyi's district)	№ 05-021201 of 26.12.2005	Before 25.12.2015	10 TV Channel
Rybkino	№ 05-021041 of 26.12.2005	Before 25.12.2015	2 TV Channel
Rzhavka	№ 05-021070 of 26.12.2005 № 05-023226 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	3 TV Channel 5 TV Channel
Romashkino	№ 05-021040 of 26.12.2005	Before 25.12.2015	7 TV Channel
Sainovka	№04-003071 of 23.05.2005	Before 23.05.2015	7 TV Channel
Sagarchin	№ 06-020469 of 31.01.2007	Before 22.12.2010	7 TV Channel
Sagarchin	№ 07-016690 of 20.06.2007	Before 19.06.2017	12 TV Channel
Saifutdinovo	№ 04-003023 of 23.05.2005	Before 22.05.2015	7 TV Channel
Samarkino	№ 05-021059 of 26.12.2005	Before 25.12.2015	3 TV Channel
Svetlyi	№ 05-021076 of 29.12.2005	Before 28.12.2015	6 TV Channel
Slobodka	№ 04-003003 of 23.05.2005	Before 22.05.2015	8 TV Channel
village Sukhorechka	№ 05-023212 of 26.12.2005	Before 25.12.2015	12 TV Channel
Sovetskoe of Buguruslan district	№ 05-021032 of 26.12.2005 № 05-023224 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	6 TV Channel 4 TV Channel
Sovetskoe of Pervomaiskyi district	№ 05-023227 of 26.12.2005 № 05-021031 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	4 TV Channel 6 TV Channel
Staroe Tyurino	№ 05-021028 of 26.12.2005	Before 25.12.2015	10 TV Channel
Stepanovka	№ 05-023239 of 29.12.2005 № 05-021227 of 28.12.2005	Before 29.12.2005 Before 27.12.2015	5 TV Channel 2 TV Channel
Staromukmenevo	№ 05-021226 of 28.12.2005	Before 27.12.2015	2 TV Channel
Starokulsharipovo	№ 04-002979 of 23.05.2005	Before 22.05.2015	8 TV Channel

Staroyashkino	№ 05-021249 of 29.12.2005	Before 28.12.2015	3 TV Channel
Studenoe	№ 05-021230 of 28.12.2005	Before 27.12.2015	10 TV Channel
Stepnoi	№ 05-021185 of 29.12.2005	Before 28.12.2015	9 TV Channel
Slonovka	№ 05-021229 of 29.12.2005	Before 28.12.2015	10 TV Channel
Slonovka	№ 04-003086 of 23.05.2005	Before 22.05.2015	12 TV Channel
Sverdlovskyi	№ 05-023230 of 26.12.2005 № 05-021225 of 28.12.2005	Before 25.12.2015 Before 27.12.2015	4 TV Channel 2 TV Channel
Sofievka	№ 05-023225 of 26.12.2005 № 05-021285 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	40 TV Channel 5 TV Channel
Oktayabrskoe	№ 05-021195 of 26.12.2005	Before 25.12.2015	10 TV Channel
Ozernyi	№ 05-021189 of 26.12.2005	Before 25.12.2015	10 TV Channel
Ozernyi	№ 05-012351 of 26.12.2005	Before 25.12.2015	2 TV Channel
Orenburg	№ 03-06753 of 12.11.2003 № 06-002634 of 14.04.2006	Before 01.08.2005 Before 13.04.2016	24 TV Channel 31 TV Channel
Orenburg	№ 05-018535 of 30.12.2005	Before 29.12.2015	9 TV Channel
Orsk	№ 05-021034 of 26.12.2005	Before 25.12.2015	3 TV Channel
Orsk	№ 06-005199 of 18.07.2006	Before 17.07.2016	24 TV Channel
Obilnyi	№ 05-021196 of 29.12.2005	Before 28.12.2015	9 TV Channel
Saransk town	№ 07-016696 of 20.06.2007	Before 19.06.2017	2 TV Channel
Tamdysai	№ 05-017031 of 28.12.2005	Before 27.12.2015	8 TV Channel
Troitskoe	№ 05-021055 of 26.12.2005 № 05-021046 of 26.12.2005 № 05-021259 of 29.12.2005	Before 25.12.2015 Before 25.12.2015 Before 28.12.2015	8 TV Channel 3 TV Channel 6 TV Channel
Troitskoe	№ 06-020476 of 31.01.2007	Before 22.12.2010	5 TV Channel
Troitskoe	№ 07-016689 of 20.06.2007	Before 19.06.2017	11 TV Channel
Tolkaevka	№ 05-021060 of 26.12.2005	Before 25.12.2015	29 TV Channel
Tobolskyi	№ 05-021043 of 29.12.2005	Before 28.12.2015	6 TV Channel
Tobolskyi	№ 05-010423 of 26.12.2005	Before 25.12.2015	1 TV Channel
Timashevo	№ 05-021079 of 26.12.2005	Before 25.12.2015	9 TV Channel
Podlesnoe	№ 05-021106 of 28.12.2005 № 05-021192 of 29.12.2005	Before 27.12.2015 Before 28.12.2015	6 TV Channel 9 TV Channel
Pilyugino	№ 05-021074 of 26.12.2005	Before 25.12.2015	26 TV Channel
Pashkino	№ 05-021184 of 29.12.2005	Before 28.12.2015	9 TV Channel
Petrovka	№ 05-021012 of 26.12.2005	Before 25.12.2015	2 TV Channel
Polibino	№ 05-021228 of 28.12.2005	Before 27.12.2015	6 TV Channel
Pokrovka	№ 07-001583 of 16.02.2007	Before 22.12.2010	8 TV Channel
Pervokrasnoe	№ 05-023233 of 29.12.2005 № 05-021099 of 28.12.2005	Before 28.12.2015 Before 27.12.2015	4 TV Channel 7 TV Channel
Preobrazhenka	№ 05-023232 of 29.12.2005 № 05-021200 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	4 TV Channel 11 TV Channel

	№ 05-021183 of 28.12.2005	Before 27.12.2015	9 TV Channel
Privolnyi	№ 05-021044 of 26.12.2005	Before 25.12.2015	10 TV Channel
Pridolinnyi	№ 05-021027 of 26.12.2005	Before 25.12.2015	1 TV Channel
Priyutnoe	№ 07-001582 of 16.02.2007	Before 22.12.2010	7 TV Channel
Pobeda	№ 05-023219 of 26.12.2005 № 05-021085 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	4 TV Channel 7 TV Channel
Pavlovo-Antonovka	№ 05-021187 of 29.12.2005 № 05-021180 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	11 TV Channel 8 TV Channel
Pervomaiskyi	№ 05-021253 of 28.12.2005 № 05-023184 of 29.12.2005	Before 27.12.2015 Before 28.12.2015	8 TV Channel 5 TV Channel
Pervomaisk	№ 05-021252 of 26.12.2005	Before 25.12.2015	12 TV Channel
Pronkino (Sorochinskyi district)	№ 05-021092 of 29.12.2005	Before 28.12.2015	7 TV Channel
Putayatino	№ 05-021256 of 29.12.2005 № 05-021223 of 28.12.2005	Before 28.12.2015 Before 27.12.2015	12 TV Channel 1 TV Channel
Uteevo	№ 05-021052 of 26.12.2005 № 05-023195 of 26.12.2005	Before 25.12.2015	7 TV Channel 5 TV Channel
Settlement Uralskyi	№ 05-023205 of 29.12.2005	Before 28.12.2015	7 TV Channel
Uspenka	№ 05-021030 of 26.12.2005 № 05-023198 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	8 TV Channel 4 TV Channel
Chernyshevka (Vyazovoe)	№ 06-020468 of 31.01.2007	Before 22.12.2010	2 TV Channel
Khortista	№ 05-021247 of 29.12.2005 № 05-021051 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	3 TV Channel 2 TV Channel
Fedorovka	№ 05-021050 of 29.12.2005 № 05-021039 of 26.12.2005	Before 28.12.2015 Before 25.12.2015	2 TV Channel 12 TV Channel
Shirokoe (Tashlinskyi district)	№ 05-023187 of 26.12.2005 № 05-021198 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	5 TV Channel 9 TV Channel
Shestakovka	№ 05-021217 of 28.12.2005 № 05-021081 of 26.12.2005	Before 27.12.2015 Before 25.12.2015	11 TV Channel 3 TV Channel
Energetik	№ 05-021254 of 29.12.2005	Before 28.12.2005	22 TV Channel
Yasnyi	№ 05-021036 of 26.12.2005	Before 25.12.2015	12 TV Channel
Yafarovo	№ 05-021023 of 26.12.2005	Before 25.12.2015	7 TV Channel
Yagodnoe	№ 05-021022 of 26.12.2005 № 05-021684 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	8 TV Channel 5 TV Channel
Yaman	№ 05-021058 of 26.12.2005	Before 25.12.2015	6 TV Channel
Yasnogorskyi	№ 05-021219 of 28.12.2005	Before 27.12.2015	37 TV Channel
Yakovlevka	№ 05-021248 of 29.12.2005 № 05-023196 of 26.12.2005	Before 25.12.2015	6 TV Channel 4 TV Channel
Yashkino	№ 05-021025 of 26.12.2005 № 05-021191 of 26.12.2005	Before 25.12.2015	11 TV Channel 9 TV Channel
Insar	№ 06-006890 of 13.06.2006	Before 12.06.2011	37 TV Channel

Insar	№ 06-006889 of 13.06.2006	Before 12.06.2011	39 TV Channel
Dubenki	№ 06-006891 of 13.06.2006	Before 12.06.2011	37 TV Channel
Dubenki	№ 06-006892 of 13.06.2006	Before 12.06.2011	31 TV Channel
Chamzinka	№ 06-006904 of 13.06.2006	Before 12.06.2011	31 TV Channel
Chamzinka	№ 06-006903 of 13.06.2006	Before 12.06.2011	37 TV Channel
Zubova-Polyana	№ 06-006896 of 13.06.2006	Before 12.06.2011	39 TV Channel
Zubova-Polyana	№ 06-006897 of 13.06.2006	Before 12.06.2011	37 TV Channel
Atyashevo	№ 06-006888 of 13.06.2006	Before 12.06.2011	31 TV Channel
Atyashevo	№ 06-006893 of 13.06.2006	Before 12.06.2011	37 TV Channel
Ardatov	№ 06-010257 of 26.07.2006	Before 25.07.2011	31 TV Channel
Ardatov	№ 06-010250 of 26.07.2006	Before 25.07.2011	37 TV Channel
Ichalki	№ 06-006886 of 06.06.2006	Before 05.06.2011	37 TV Channel
Ichalki	№ 06-006887 of 13.06.2006	Before 12.06.2011	31 TV Channel
Lyambir	№ 06-010259 of 26.07.2006	Before 25.07.2011	39 TV Channel
Lyambir	№ 06-010265 of 26.07.2006	Before 25.07.2011	37 TV Channel
B.Bereznyaki	№ 06-006902 of 13.06.2006	Before 12.06.2011	31 TV Channel
B.Bereznyaki	№ 06-006901 of 13.06.2006	Before 12.06.2011	37 TV Channel
B.Ignatievo	№ 06-010256 of 26.07.2006	Before 25.07.2011	31 TV Channel
B.Ignatievo	№ 06-010261 of 26.07.2006	Before 25.07.2011	37 TV Channel
Ruzaevka	№ 06-010249 of 26.07.2006	Before 25.07.2011	37 TV Channel
Ruzaevka	№ 06-010251 of 26.07.2006	Before 25.07.2011	39 TV Channel
Torbeevo	№ 06-006899 of 13.06.2006	Before 12.06.2011	39 TV Channel
Torbeevo	№ 06-006898 of 13.06.2006	Before 12.06.2010	37 TV Channel
Tengushevo	№ 06-006885 of 06.06.2006	Before 05.06.2011	39 TV Channel
Tengushevo	№ 06-006884 of 06.06.2006	Before 05.06.2011	37 TV Channel
Temnikov	№ 06-010252 of 26.07.2006	Before 25.07.2011	37 TV Channel
Temnikov	№ 06-010254 of 26.07.2006	Before 25.07.2011	39 TV Channel
Krasnoslobodsk	№ 06-006894 of 13.06.2006	Before 12.06.2011	39 TV Channel
Krasnoslobodsk	№ 06-006895 of 13.06.2006	Before 12.06.2011	37 TV Channel
Kovylkino	№ 06-006900 of 13.06.2006	Before 12.06.2011	39 TV Channel
Kovylkino	№ 06-006905 of 13.06.2006	Before 12.06.2011	37 TV Channel
Tolyatti town	№ 06-006570 of 30.06.2006	Before 14.03.2009	2500-2700 MHz
Tolyatti town	№ 06-009202 of 28.08.2006	Before 27.08.2016	2500-2700 MHz
Syzran town	№ 06-006569 of 30.06.2006	Before 14.03.2009	2500-2700 MHz
Arkadak	№ 07-000774 of 19.02.2007	Before 18.02.2017	68,63 MHz
Atkarsk	№ 07-016677 of 20.06.2007	Before 19.06.2017	68,36 MHz
Ekaterinovka	№ 07-000775 of 19.02.2007	Before 18.02.2017	68,48 MHz
Rtishchevo	№ 07-016678 of 20.06.2007	Before 19.06.2017	69,47 MHz
Borskoe	№ 06-020454 of 14.02.2007	Before 13.02.2017	73,04 MHz
Grachevka	№ 05-023244 of 26.12.2005	Before 25.12.2015	72,62 MHz

Ruzaevka town	№ 04-002448 of 23.05.2005	Before 22.05.2015	67,46 MHz
Sovietsk town	№ 05-007125 of 06.05.2005	Before 05.05.2010	67,07 MHz
Volzhsk town	№ 06-000539 of 14.03.2006	Before 13.03.2016	70,7 MHz
Yurino	№ 06-012563 of 20.11.2006	Before 19.11.2016	72,62 MHz
Shelanger	№ 06-012564 of 20.11.2006	Before 19.11.2016	69,62 MHz
Yavas town	№ 04-002414 of 23.05.2005	Before 22.05.2015	67,67 MHz
Uni town	№ 05-007018 of 06.05.2005	Before 05.05.2010	67,91 MHz
Settlement Nyr	№ 07-016799 of 04.06.2007	Before 03.06.2017	70,55 MHz
Levany	№ 07-016936 of 20.06.2007	Before 19.06.2017	68,33MHz
Sanchursk town	№ 05-007142 of 06.05.2005	Before 05.05.2010	73,28 MHz
Krasnoslobodsk town	№ 04-002449 of 23.05.2005	Before 22.05.2015	67,31 MHz
Umet town	№ 04-002440 of 23.05.2005	Before 22.05.2015	68,33 MHz
Settlement Romodanovo	№ 04-002461 of 23.05.2005	Before 22.05.2015	71,12 MHz
Lyambir	№ 04-002405 of 23.05.2005	Before 22.05.2015	68,96 MHz
Chamzinka	№ 04-002474 of 23.05.2005	Before 22.05.2015	68,75 MHz
Torbeevo	№ 04-002421 of 23.05.2005	Before 22.05.2015	68,69 MHz
Shaigovo	№ 04-002428 of 23.05.2005	Before 22.05.2015	69,65 MHz
B.Ignatovo	№ 04-002094 of 23.05.2005	Before 22.05.2015	67,34 MHz
Kovylkino	№ 04-002488 of 23.05.2005	Before 22.05.2015	69,14 MHz
B.Bereznyaki	№ 04-002078 of 23.05.2005	Before 22.05.2015	68,42 MHz
Dubenki	№ 04-002089 of 23.05.2005	Before 22.05.2015	67,28 MHz
Elniki	№ 04-002086 of 23.05.2005	Before 22.05.2015	68,78 MHz
Insar	№ 04-002090 of 23.05.2005	Before 22.05.2015	71,03 MHz
Atyurievo	№ 04-002079 of 23.05.2005	Before 22.05.2015	69,77 MHz
Kadoshkino	№ 04-002091 of 23.05.2005	Before 22.05.2015	69,41 MHz
Vechkusy	№04-002083 of 23.05.2005	Before 22.05.2015	66,95MHz
Atyashevo	№ 04-002080 of 23.05.2005	Before 22.05.2015	68,51MHz
Ardatov	№ 04-002917 of 23.05.2005	Before 22.05.2015	72,68MHz
Temnikov	№ 04-002410 of 23.05.2005	Before 22.05.2015	68,99MHz
Temnikov	№ 306-07-0405 of 16.10.2007	Before 15.10.2017	66,53MHz
Neftegorsk town	№ 05-006673 of 06.05.2005	Before 05.05.2010	68,9MHz
Elkhovka	№ 06-020449 of 19.02.2007	Before 18.02.2017	70,76MHz
Chapaevsk	№ 06-020453 of 19.02.2007	Before 18.02.2017	68,99 MHz
Vyatskie Polyany town	№ 05-007124 of 06.05.2005	Before 08.09.2010	66,35MHz
Vyatskie Polyany town	№ 05-025602 of 14.03.2006	Before 13.03.2016	67,91MHz
Buguruslan town	№ 05-023245 of 26.12.2005	Before 25.12.2015	102,8MHz
Sorochinsk	№ 06-020350 of 12.02.2007	Before 11.02.2017	102,0MHz
Pervomaiskyi	№ 06-020352 of 12.02.2007	Before 11.02.2017	103,0MHz
Kvarkeno	№ 06-020353 of 12.02.2007	Before 11.02.2017	103,1MHz

Saraktash	№ 06-020351 of 14.02.2007	Before 13.02.2017	103,3MHz
Abdulino	№ 06-020354 of 14.02.2007	Before 13.02.2017	105,1MHz
Orenburg city	№ 05-015612 of 09.06.2005	Before 08.06.2015	1053 KHz
Donetskoe	№ 306-07-0099 of 16.10.2007	Before 15.10.2017	103,4MHz
Pleshanovo	№ 306-07-0096 of 16.10.2007	Before 15.10.2017	105,2MHz
Ponomarevka	№ 306-07-0091 of 16.10.2007	Before 15.10.2017	106,9MHz
Tyulgan	№ 306-07-0090 of 16.10.2007	Before 15.10.2017	106,6MHz
Alexandrovka	№ 306-07-0089 of 16.10.2007	Before 15.10.2017	107,8MHz
Akbulak	№ 306-07-0088 of 16.10.2007	Before 15.10.2017	105,5MHz
Zhdanovka	№ 306-07-0087 of 16.10.2007	Before 15.10.2017	102,6MHz
Asekeevo	№ 306-07-0086 of 16.10.2007	Before 15.10.2017	106,5MHz
Svetlyi	№ 306-07-0085 of 16.10.2007	Before 15.10.2017	102,9MHz
Ilek	№ 306-07-0084 of 16.10.2007	Before 15.10.2017	103,6MHz
Sol-Iletsk	№ 306-07-0083 of 16.10.2007	Before 15.10.2017	104,6MHz
Severnoe	№ 29-08-0379 of 28.01.2008	Before 27.01.2018	107,0MHz
Mary-Turek	№ 06-018075 of 19.12.2006	Before 18.12.2016	68,60 MHz
Novyi Toriyal	№ 05-021107 of 28.12.2005	Before 28.12.2015	67,16MHz
Kilemary	№ 06-001444 of 10.04.2006	Before 09.04.2016	67,61MHz
Morki	№ 06-006963 of 01.06.2006	Before 31.05.2016	70,82 MHz
Paranga	№ 06-006970 of 01.06.2006	Before 31.05.2016	69,11 MHz
Sheklyanur	№ 06-006971 of 01.06.2006	Before 31.05.2016	73,49 MHz
Kozmodemyansk	№ 06-006965 of 01.06.2006	Before 31.05.2016	69,68 MHz
Sernur	№ 06-006968 of 01.06.2006	Before 31.05.2016	69,65 MHz
Sovietskyi	№ 06-006967 of 01.06.2006	Before 31.05.2016	73,91 MHz
Orshanka	№ 06-006966 of 01.06.2006	Before 31.05.2016	70,76 MHz
Kuzhener	№ 06-006964 of 01.06.2006	Before 31.05.2016	72,35 MHz
Arzamas	№ 06-003058 of 19.05.2006	Before 18.05.2016	67,37 MHz
Ardatov	№ 306-07-0412 of 16.10.2007	Before 15.10.2017	70,67 MHz
Balakhna	№ 306-07-0406 of 16.10.2007	Before 15.10.2017	69,78 MHz
Bogorodsk	№ 306-07-0413 of 16.10.2007	Before 15.10.2017	70,79MHz
Bolshoe Boldino	№ 06-004599 of 06.07.2006	Before 05.07.2016	71,03MHz
Bolshoe Murashkino	№ 05-019645 of 30.12.2003	Before 29.12.2015	70,34MHz
Bikkulovo	№ 04-003928 of 23.05.2005	Before 22.05.2015	102,1MHz
Buturlino	№ 306-07-0414 of 16.10.2007	Before 15.10.2017	70,91MHz
Vad	№ 306-07-0411 of 16.10.2007	Before 15.10.2017	66,17MHz
Varnavino	№ 06-004596 of 06.07.2006	Before 05.07.2016	67,31MHz
Vacha	№ 06-004594 of 06.07.2006	Before 05.07.2016	66,65MHz
Vetluga	№ 306-07-0409 of 16.10.2007	Before 15.10.2017	70,91MHz
Voznesenskoe	№ 06-004595 of 06.07.2006	Before 05.07.2016	68,72MHz
Vorotynets	№ 71-08-0374 of 14.02.2008	Before 13.02.2018	66,74MHz

Voskresenskoe	№ 06-004592 of 06.07.2006	Before 05.07.2016	73,58MHz
Vyksa	№ 05-019644 of 30.12.2005	Before 29.12.2015.	68,93MHz
Gagino	№ 306-07-0408 of 16.10.2007	Before 15.10.2017	73,97MHz
Gorodets	№ 06-004590 of 06.07.2006	Before 05.07.2016	70,94MHz
Diveevo	№ 306-07-0425 of 16.10.2007	Before 15.10.2017	69,8MHz
Dalnee Konstantinovo	№ 306-07-0426 of 16.10.2007	Before 15.10.2017	73,58MHz
Krasnye Baki	№ 07-010987 of 18.06.2007	Before 17.06.2017	66,86MHz
Knayaginino	№ 06-004587 of 06.07.2006	Before 05.07.2016	73,85MHz
Kstovo	№ 06-004585 of 06.07.2006	Before 05.07.2016	73,97MHz
Kulebaki	№ 306-07-0424 of 16.10.2007	Before 15.10.2017	72,17MHz
Lukoayanov	№ 306-07-0423 of 16.10.2007	Before 15.10.2017	68,87MHz
Lyskovo	№ 306-07-0422 of 16.10.2007	Before 15.10.2017	70,43MHz
Navashino	№ 306-07-0421 of 16.10.2007	Before 15.10.2017	67,25MHz
Nizhny Novgorod	№ 06-003065 of 19.05.2006	Beforc 18.05.2016	102,4MHz
Novosergievka	№ 04-003927 of 23.05.2005	Before 22.05.2015	103,9MHz
Novosmolino	№ 306-07-0420 of 16.10.2007	Before 15.10.2017	70,58 MHz
Pavlovo	№ 06-004580 of 06.07.2006	Before 05.07.2016	69,8MHz
Pervomaisk	№ 06-004602 of 06.07.2006	Before 05.07.2016	67,51MHz
Perevoz	№ 06-004603 of 06.07.2006	Before 05.07.2016	73,16MHz
Pilna	№ 06-003300 of 19.05.2006	Before 18.05.2016	73,1MHz
Pochinki	№ 04-002425 of 12.04.2005	Before 11.04.2010	68,48MHz
Semenov	№ 306-07-0419 of 16.10.2007	Before 15.10.2017	67,43MHz
Sergach	№ 06-003060 of 19.05.2006	Before 18.05.2016	72,02MHz
Sechenovo	№ 06-003301 of 19.05.2006	Before 18.05.2016	68,72MHz
Sokolskoe	№ 306-07-0418 of 16.10.2007	Before 15.10.2017	66,92MHz
Sosnovskoe	№ 06-003302 of 19.05.2006	Before 18.05.2016	70,37MHz
Spasskoe	№ 06-003303 of 19.05.2006	Before 18.05.2016	70,73MHz
Tashla	№ 04-004642 of 23.05.2005	Before 22.05.2015	102,6MHz
Tonkino	№ 306-07-0417 of 16.10.2007	Before 15.10.2017	67,22MHz
Shakhuniaya	№ 06-003304 of 18.05.2006	Before 17.05.2016	68,54MHz
Shatki	№ 06-003059 of 19.05.2006	Before 18.05.2016	67,85MHz
Sharanga	№ 306-07-0415 of 16.10.2007	Before 15.10.2017	66,44MHz
Chkalovsk	№ 306-07-0416 of 16.10.2007	Before 15.10.2017	69,83MHz
Uren	№ 06-003061 of 19.05.2006	Before 18.05.2016	68,84MHz
Urazovka	№ 06-003071 of 19.05.2006	Before 18.05.2016	70,1MHz
Tonshaevo	№ 06-003067 of 19.05.2006	Before 18.05.2016	70,43MHz
Kuzovatovo	№ 07-009794 of 14.06.2007	Before 13.06.2017	67,85MHz
Pavlovka	№ 07-009799 of 14.06.2007	Before 13.06.2017	69,47MHz
Gladchikha	№ 07-009798 of 14.06.2007	Before 13.06.2017	73,49MHz
Radishchevo	№ 07-009796 of 14.06.2007	Before 13.06.2017	69,59MHz

Surskoe	№ 07-009795 of 14.06.2007	Before 13.06.2017	73,58MHz
Inza	№ 07-009800 of 14.06.2007	Before 13.06.2008	73,43MHz
Syzran	№ 306-07-0251 of 16.10.2007	Before 15.10.2017	66,98MHz
Kinel-Cherkassy	№ 306-07-0248 of 16.10.2007	Before 15.10.2017	107,7MHz
Belinskyi	№ 306-07-0250 of 16.10.2007	Before 15.10.2017	71,21MHz
Nikolsk	№ 306-07-0092 of 16.10.2007	Before 15.10.2017	106,1MHz
Malaya Serdoba	№ 306-07-0093 of 16.10.2007	Before 15.10.2017	106,4MHz
Lunino	№ 306-07-0094 of 16.10.2007	Before 15.10.2017	101,0MHz
Issa	№ 306-07-0095 of 16.10.2007	Before 15.10.2017	100,2MHz
Neverkino	№ 306-07-0097 of 16.10.2007	Before 15.10.2017	101,1MHz
Gorodishche	№ 306-07-0098 of 16.10.2007	Before 15.10.2017	100,4MHz
Lopatino	№ 306-07-0263 of 16.10.2007	Before 15.10.2017	70,22MHz
Sosnovoborsk	№ 29-08-0372 of 28.01.2008	Before 27.01.2018	68,51MHz
Narovchat	№ 29-08-0371 of 28.01.2008	Before 27.01.2018	70,88MHz
Syzran	№ 306-07-0237 of 16.10.2007	Before 15.10.2017	73,1MHz
Syzran	№ 306-07-0235 of 16.10.2007	Before 15.10.2017	68,39MHz
Isakly	№ 306-07-0234 of 16.10.2007	Before 15.10.2017	67,85MHz
Sovkhoznyi	№ 306-07-0236 of 16.10.2007	Before 15.10.2017	71,12MHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR) - 1393	№ 15-19-18/2523 of 17.01.2003	Before 14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	Before 20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche MWR – 4529	№ 15-19-18/1618 of 17.01.2003	Before 14.01.2008	10,7-11,7GHz
Sovetsk town –settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	Before 31.03.2008	10,7-11,7GHz
Settlement Orichi – settlement Adyshevo MWR -1750	№ 15-19-18/15846 of 31.03.2003	Before 31.03.2008	10,7-11,7GHz
Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	Before 14.01.2008	7-8GHz
Settlement Darovskoi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Kirs town – settlement Rudnichnyi MWR-4165	№ 15-19-18/331 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Settlement Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	Before 04.01.2008	7-8GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	Before 04.01.2008	7-8GHz
Settlement Rudnichnyi – settlement Sozimskyi	№ 06-017867 of 26.01.2007	Before 25.01.2017	7-8GHz
Kirs town – settlement Rudnichnyi	№ 06-017868 of 26.01.2007	Before 25.01.2017	7-8GHz
Settlement Sakmara – village Nikolskoe	№ 04-004078 of 08.06.2005	Before 07.06.2015	10,7-11,7GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Malmyzh town – village Sludka – Vyatskie Polyany town	№06-007393 of 16.06.2006	Before 15.06.2016	7-8GHz
Village Permskaya – settlement Lupiya – settlement Afanasievo	№ 06-006751 of 15.06.2006	Before 14.06.2016	7-8GHz
Village Permskaya – village Peskovka – Kirs town	№ 06-006756 of 15.06.2006	Before 14.06.2016	7-8GHz
Settlement Orichi – village Zhdanukhino	№ 06-006746 of 15.06.2006	Before 14.06.2016	10,7-11,7GHz
Kirov city – settlement Malaya Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz

Village Stulovo – settlement Oktyabrskyi	№ 07-002141 of 19.02.2007	Before 18.02.2017	394-410/434-450MHz
Settlement Ivashevo – settlement Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Kirov – Chepetsk – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Kirov city – settlement Mitino	№ 06-017075 of 26.01.2007	Before 25.01.2017	12,793/13,059GHz
Settlement Bogorodskoe – Uni – Klyuchi	№ 04-000117 of 09.03.2004	Before 09.03.2012	10,7-11,7GHz
Settlement Sozimskyi – settlement Lesnoi	№ 06-019476 of 26.01.2007	Before 25.01.2017	14,529/15,019GHz 14,641/15,131GHz.
Village Shelanger – village Sidelnikovo	№ 06-017074 of 26.01.2007	Before 25.01.2017	14,718/15,138GHz
Settlement Latyshskyi – settlement Almezh	№ 06-001277 of 23.03.2006	Before 22.03.2016	398/438MHz
Settlement Latyshskyi – settlement Zarya	№ 06-015534 of 28.12.2006	Before 27.12.2016	398/438MHz
Settlement Duvannoe – village Moloma	№ 06-001302 of 23.03.2006	Before 22.03.2016	398/438MHz
Settlement Borovitsa – village Andreeva Gora	№ 06-001297 of 23.03.2006	Before 22.03.2016	396/436MHz
Settlement Bor – settlement Vanino	№ 06-001759 of 23.03.2006	Before 22.03.2016	396/436MHz
Murashi town – village Verkhoramenie	№ 07-012392 of 30.05.2007	Before 29.05.2017	396/436MHz
Village Pashino – village Ugor	№ 06-005766 of 23.05.2006	Before 22.05.2016	396/436MHz
Village Ugor – Gordino	№ 07-002144 of 19.02.2007	Before 18.02.2017	394-410/434-450
Village Zaevo – village Novostroika	№ 06-015538 of 28.12.2006	Before 27.12.2016	398/438MHz
Village Kai – settlement Kamskyi	№ 06-015537 of 28.12.2006	Before 27.12.2016	398/438MHz
Village Lekma – village Myakonki	№ 06-015535 of 27.12.2006	Before 26.12.2016	398/438MHz
Village Verkhoramenie – village Palomokhino	№ 06-015536 of 27.12.2006	Before 26.12.2016	398/438MHz
Village Uchka – village Aksenovskaya	№ 07-017219 of 20.06.2007	Before 19.06.2017	394-410/434-450MHz
Village Vasilkovo – village Zashizhemie	№ 07-002145 of 19.02.2007	Before 18.02.2017	394-410/434-450MHz
Belaya Kholunitsa town – village Prokopie	№ 180-07-1022 of 24.09.2007	Before 23.09.2017	394,0-410,0/434,0-450,0MHz
Village Duvannoe – village Maloma	№ 180-07-1021 of 24.09.07	Before 23.09.2017	394,0-410,0/434,0-450,0MHz
Semenov town – settlement Purekh	№ 05-022715 of 23.03.2006	Before 22.03.2016	12-13GHz
Settlement Oparino - Settlement Maromitsa	№ 04-004090 of 06.05.2005	Before 05.05.2015	10,7-11,7GHz
Settlement Nogorsk – settlement Sinegorie MWR-1986	№ 15-19-18/751 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Village Pozhki – settlement Platbishche	№ 07-016635 of 20.06.2007	Before 19.06.2017	8094/8360MHz
Papulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	Before 05.01.2008	150-160MHz
Settlement Podosinovets – Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	Before 05.01.2008	8GHz
Bogorodskoe – Uni – Klyuchi	№ 05-022763 of 25.12.2005	Before 24.12.2015	8010/8276 MHz

			8066/8332 MHz
Settlement Oparino - Settlement Maromitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Kirs town – settlement Baranovka	№ 29-08-1109 of 06.01.2008	Before 05.01.2018	151,3500/166,3500MHz
Settlement Papulovo – settlement Andreeva Gora	№ 04-004745 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Papulovo – settlement Borovitsa	№ 07-002142 of 19.02.2007	Before 18.02.2017	394-410/ 434-450MHz
Settlement Shabury – village Shabury	№ 04-005310 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Ivantsevo – village Troitsa	№ 04-004742 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Oparino – settlement Almezh	№ 04-005249 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Oparino – village Shabury – village Moloma	№ 04-005250 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Village Uchka – settlement Aksenovskaya	№ 04-004750 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Village Sinegorie – village Pervomaisk	№ 04-005232 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Palomitsa – settlement Rechnoi	№ 04-004739 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Village Borovka – village Chistopolie	№ 04-004746 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Sovetsk town – settlement Sitemka	№ 04-004740 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Luza town – village Karavaikovo	№ 04-004741 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Oparino – settlement Vazyuk	№ 04-004738 of 21.04.2005	Before 20.04.2015	147,0-174,0MHz
Settlement Oparino – settlement Vazyuk	№ 07-002146 of 19.02.2007	Before 18.02.2017	394-410/ 434-450MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	Before 05.01.2008	150-160MHz
Ioshkar Ola town, Kozmodemyansk town	№ 05-012768 of 07.06.2005	Before 06.06.2010	160,65/156,275 160,85/156,55MHz
Village Nezarovtsy – settlement Kachonki	№ 06-001316 of 22.03.2006	Before 22.03.2016	396/436MHz
Settlement Rudnichnyi – village Ozhmegovo	№ 06-001321 of 23.03.2006	Before 22.03.2016	396/436MHz
Settlement Sinegorie – settlement Pervomaisk	№ 06-001323 of 23.03.2006	Before 22.03.2016	396/436MHz
Settlement Duvannoe – village Shabury	№ 06-017468 of 11.01.2007	Before 10.01.2017	396/436MHz
Village Loilo – village Chus	№ 07-002143 of 19.2.2007	Before 18.02.2017	394-410/ 434-450MHz
Penza city – settlement Lesnoi	№ 06-014030 of 30.11.2006	Before 29.11.2016	18-19GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	Before 05.01.2008	150-160MHz
Kirs – Chernigovskyi	№ 06-005493Д of 05.12.2006	Before 04.12.2016	60-76MHz
Shestakovo – Nagorsk MWR-1841	№ 15-19-18/578 of 09.01.2003	Before 05.01.2008	146,0-174,0 MHz
Demiyanov – Podosinovets –Yakhrenga MWR-1754a	№15-19-18/1597 of 09.01.2003	Before 06.01.2008	10,7-11,7GHz
Pishchal – Suvody MWR-1749	№ 15-19-18/546 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Malmyzh – Kaksinvai MWR-1751	№ 15-19-18/1595 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Saransk town MWR-5348	№ 1025444 of 02.07.2003	Before 26.06.2008	2400-2500MHz
Khvalynsk town – Dukhovnitskoe town	№ 07-012068 of 20.06.2007	Before 19.06.2017	14557/14977MHz
Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	Before 21.03.2008	10,7-11,7GHz
Balakovo ATX-3 - ATX-4, ATX-4 - ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	Before 01.11.2007	10,7-11,7GHz

Demiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	Before 01.11.2007	10,7-11,7GHz
Zolotoe – Rovnoe	№ 05-012675 of 27.05.2005	Before 26.05.2015	14GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	Before 01.11.2007	10,7-11,7GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	Before 23.01.2008	10,7-11,7GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	Before 01.11.2007	7-8GHz
Tolyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	Before 01.11.2007	10,7-11,7GHz
Tolyatti town – village Yagodnoe	№ 07-008660 of 20.06.2007	Before 19.06.2017	13213/12947MHz
Samara – village Rozhdestvenno	№ 07-000148 of 16.04.2007	Before 15.04.2017	12-13GHz
Tolyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	Before 01.11.2007	10,7-11,7GHz
Tolyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	Before 01.11.2007	14GHz
Tolyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	Before 01.11.2007	1811,2024MHz
Tolyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	Before 01.11.2007	10,7-11,7GHz
Syzran town Regional Communication Department – RTPS MWR-1444	№ 15-19-18/48610 of 14.11.2002	Before 01.11.2007	10,7-11,7GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	Before 01.11.2007	10,7-11,7GHz
Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	Before 01.11.2007	10,7-11,7GHz
Village Petrovka – village Yazykovo	№ 06-008698 of 26.07.2006	Before 25.07.2016	394-410MHz/ 434-450MHz
Village Bolshaya Malyshevka – village Georgievka	№ 06-008697 of 26.07.2006	Before 25.07.2016	394-410MHz/ 434-450MHz
Settlement Filevo – settlement Sholga	№ 06-008696 of 26.07.2006	Before 25.07.2016	394-410MHz/ 434-450MHz
Tolyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	Before 01.11.2007	12-13GHz
Tolyatti – Postepki (BIST)	№ 07-012069 of 20.06.2007	Before 19.06.2017	12-13GHz
Tolyatti – Khryashchevka BIST-8	№ 445-07-0602 of 18.12.2007	Before 17.12.2017	7912/8178MHz
Village Bolshaya Glushitsa RCD -RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	Before 01.11.2007	10,7 – 11,7GHz
Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Village Burannoe – village Novoiletsk	№ 05-009180 of 06.05.2005	Before 05.05.2015	10,7-11,7GHz
Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881of 25.11.2002	Before 15.11.2007	7-8GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	Before 15.11.2007	7-8GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	Before 15.11.2007	7-8GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	Before 10.12.2007	1811, 2024MHz
Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Village Tokskoe – village Sredneilyasovo	№ 07-015000 of 06.06.2007	Before 05.06.2017	12-13GHz
Village Kolpakskoe – settlement Plaskovskyi	№ 07-014991 of 06.062007	Before 05.06.2017	12-13GHz
Settlement Komsomolskyi – village Dzharbutak	№ 07-014998 of 06.062007	Before 05.06.2017	12-13GHz
Village Baigorodovka – village Fedorovka	№ 07-015009 of 06.06.2007	Before 05.06.2017	12-13GHz
Village Uralskoe – village Verkhnekardailovo	№ 07-015015 of 06.06.2007	Before 05.06.2017	12-13GHz
Village Grigorievka – village Kazanka	№ 07-015025 of 06.06.2007	Before 05.06.2017	12-13GHz
Orsk town – settlement Novokazachyi	№ 07-014990 of 06.06.2007	Before 05.06.2017	12-13GHz

Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	Before 18.12.2007	7-8GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	Before 18.12.2007	7-8GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	Before 05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	Before 05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Sol-Iletsk town – settlement Tamar-Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	Before 26.12.2007	1811, 2082MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	Before 26.12.2007	1724, 1995MHz
Dombarovka – Yasnyi town	№ 05-023101 of 15.12.205	Before 14.12.2015	3400-3800MHz
Orenburg city – Kuvandyk town	№ 05-023132 of 15.12.2005	Before 14.12.2015	3400-3800MHz
Orenburg city – Buzuluk town	№ 05-023129 of 15.12.2005	Before 14.12.2015	3400-3800MHz
Orsk town – Kuvandyk town	№ 05-006601 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	Before 26.12.2007	10,7-11,7GHz
Kuvandyk town Local Communications Center – Kuvandyk town Local Communications Department	№ 04-005315 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Orenburg city – settlement Gornyi	№ 04-004727 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Novotroitsk town – state farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	Before 26.12.2007	10,7-11,7GHz
Novotroitsk town – state farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Village Rannee – village Miroshkino	№ 07-016638 of 20.06.2007	Before 19.06.2008	12-13GHz
Village Novokamenka – village Maiskoe	№ 07-016639 of 20.06.2007	Before 19.06.2008	12-13GHz
Yasnyi town – settlement Veselovskyi – settlement Svetlyi	№ 07-003592 of 20.06.2007	Before 19.06.2008	7344/7505MHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	Before 15.11.2007	10,7-11,7GHz
Settlement Atyashevo – state farm Sarast	№ 05-006222 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – and others	№15-20-18/51192 of 22.11.2002	Before 15.11.2007	10,7-11,7GHz
Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	Before 28.11.2008	10,7-11,7GHz
Kambarka town – village Tarasovo	№ 06-007559 of 20.07.2006	Before 19.07.2016	7-8GHz

Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	Before 15.11.2007	10,7-11,7GHz
Izhevsk city, MWR-3730	№ 15-20-18/51191 of 22.11.2002	Before 15.11.2008	2400MHz
Tolyatti town	№ 06-009202 of 28.08.2006	Before 27.08.2016	2,5-2,7GHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX	№ 15-20-18/1592 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Krasnogorskoe – Kokman MWR-3729	№ 15-20-18/1593 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
MWR-3753 Izhevsk ATX-26 – Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk – Volozhka Izhevsk Between AMTX-ATX-71,36,22, – Pazely	№ 15-20-18/1591 of 09.01.2003	Before 05.01.2008	1,4GHz 10,7-11,7GHz 10,7-11,7GHz 10,7-11,7GHz
Izhevsk city – settlement Dorozhnyi	№15-20-18/1591 of 09.01.2003	Before 05.01.2008	1481,5/1432,5MHz
Village Yakshur-Bodiyach – settlement Pozely	№15-20-18/1591 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Settlement Krasnogorie – settlement Kokman	№ 15-20-18/1593 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Settlement Polom – settlement Kez – settlement Kabalud	№ 15-20-18/1592 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Kozmodemiyansk town – village Emeshevo	№ 05-020782 of 17.12.2005	Before 16.12.2015	394-410/434-450MHz
Settlement Kilemary – village Nezhnur	№ 04-005811 of 21.04.2005	Before 20.04.2015	7-8GHz
Settlement Sheklyanur – settlement Kilemary	№ 05-022836 of 02.03.2006	Before 01.03.2016	7-8GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	Before 05.03.2008	7-8GHz
Kozmodemiyansk town – settlement Yurino, Kozmodemiyansk town – village Mar'ino, village Ershovo – Kozmodemiyansk town	№ 06-013846 of 25.10.2006	Before 24.10.2016	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	Before 05.03.2008	7-8GHz
Settlement Gornyak – settlement Mary-Turek	№ 05-018937 of 18.02.2006	Before 17.02.2016	7-8GHz
Village Sidelnikovo – village Puchina	№ 07-003163 of 23.05.2007	Before 22.05.2017	12-13GHz
Settlement Gornyak – village Alashaika	№ 06-017069 of 26.01.2007	Before 25.01.2017	14,728/15,148GHz
Village Emeshevo – village Emelyanovo	№ 06-017071 of 26.01.2007	Before 25.01.2017	14,627/15,047GHz
Settlement Surok – settlement Pemba	№ 07-000188 of 25.04.2007	Before 24.04.2017	15208/14788MHz
Village Shelanger – village Petyal	№ 07-000257 of 25.04.2007	Before 24.04.2017	14634/15054MHz
Village Petyal – village Sotnur	07-000440 of 24.04.2007	Before 23.04.2017	14935/14515MHz
Village Shelanger – settlement Klenovaya Gora	№ 07-000193 of 24.04.2007	Before 23.04.2017	14550/14970MHz
Kozmodemiyansk town – village Mar'ino	№ 06-017073 of 26.01.2007	Before 25.01.2017	14,728/15,148GHz
Ioshkar Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodemyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	Before 05.03.2008	7-8GHz
Village Mar'ino – settlement Yurkino	№ 06-017072 of 26.01.2007	Before 25.01.2017	14-15GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	Before 10.10.2008	10,7-11,7GHz
Zvenigovo town – Volzhsk town	№ 07-008661 of 20.06.2007	Before 19.06.2017	15103/14683MHz

Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Settlement Morki – settlement Ozerki	№ 06-014229 of 27.11.2006	Before 26.11.2016	14-15GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	Before 20.11.2007	10,7-11;7GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Kanash town – Yamashevo	№ 04-000120 of 09.03.2004	Before 09.03.2012	10,7-11,7GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 445-07-0447 of 18.12.2007	Before 17.12.2007	12821/13087MHz
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Settlement Yamos – village Chebakovo	№ 06-014031 of 30.11.2006	Before 29.11.2016	12-13GHz
Settlement Yamos – settlement Sovkhoznyi	№ 06-014029 of 30.11.2006	Before 29.11.2016	12-13GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Alatyr town – village Anyutino	№ 06-017068 of 26.01.2007	Before 25.01.2017	12-13GHz
Settlement Ibrisi – village Novoe Churashevo	№ 06-017070 of 26.01.2007	Before 25.01.2017	12-13GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	Before 11.06.2008	10,7-11,7GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	Before 11.06.2008	10,7-11,7GHz
Settlement Ibrisi – settlement Buguyany	№ 04-005224 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Kanash – Yamashevo MWR-1135	№ 04-000120 of 09.03.2004	Before 01.03.2014	10,7-11,7GHz
Ibrisi – Buguyany	№ 04-005224 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Ibrisi - Berezovka	№ 1020609 of 30.12.2003	Before 29.12.2008	10,7-11,7GHz
Kanash town – village Shikhazany	№ 15-20-18/55160 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Alatyr - Solovievskoe	№ 083-06-02/34516 of 23.07.2003	Before 18.07.2008	394/434MHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	Before 15.11.2007	10,7-11,7GHz
Dzerzhinsk town - Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	Before 28.05.2008	10,7-11,7GHz
Pavlovo town – settlement Tumbotino	№ 05-022685 of 23.03.2006	Before 22.03.2016	12-13GHz
Nizhny Novgorod – Volodarsk town	№ 103334 of 22.09.2003	Before 09.09.2008	10,7-11,7GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	Before 28.05.2008	10,7-11,7GHz
Dzerzhinsk town, Kirov avenue – settlement Babino	№ 05-018373 of 27.12.2005	Before 26.12.2015	12,9-13,1GHz
Bogorodsk town – settlement Oranki	№ 05-006597 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Settlement Vacha – settlement Sosnovskoe	№ 1014315 of 25.09.2003	Before 11.09.2008	10,7-11,7GHz
Kulebaki – Gremyachevo	№ 1018950 of 10.06.2003	Before 16.06.2008	10,7-11,7GHz
Sosnovskoe – Elizarovo	№ 04-001402 of 23.11.2004	Before 22.11.2014	10,7-11,7GHz
Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	Before 25.05.2008	10,7-11,7GHz
Settlement Sosnovskoe – village Rozhok	№ 07-000007 of 17.04.2007	Before 16.04.2017	12,849-13,115GHz
Arzamas town – Cherenukha	№ 1024969 of 18.06.2003	Before 18.06.2008	10,7-11,7GHz
Arzamas town – village Kriusha BIST-13	№ 445-07-0521 of 18.12.2007	Before 17.12.2017	12905/13171

Arzamas town – village Vodovatovo	№ 07-009071 of 20.06.2007	Before 19.06.2017	12758/13024MHz
Arzamas town – village Pustyn	№ 07-016637 of 20.06.2007	Before 19.06.2017	12-13GHz
Polkh-Motyzley	№ 04-001634 of 23.11.2004	Before 22.11.2014	10,7-11,7GHz
Vyksa town – village Novodmitrievka	№ 07-000259 of 17.04.2007	Before 16.04.2017	13024/12758MHz
Arzamas – Abramovo – Vasiliev Vrag – Pustyn – Lomovka – Kirillovka – Kazakovo – Morozovka – Novyi Usad – Tumanovo – Shatovka	№ 1003302 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	Before 18.06.2008	14-15GHz
Diveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Glukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	Before 18.06.2008	10,7-11,7GHz
Arzamas – Lomovka	№ 1003304 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Pustyn – Arzamas	№ 1003303 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – village Bebyaevo (Arzamas – village Krasnoe; Arzamas – unattended operation)	№ 05-015506 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Arzamas – Morozovka	№ 1003307 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Kazakovo	№ 1003306 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Motovilovo	№ 06-016763 of 16.01.2007	Before 15.01.2017	12-13GHz
Kirillovka – Arzamas	№ 1003305 of 2.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Kirillovka Pasolink 13G	№ 445-07-0522 of 18.12.2007	Before 17.12.2017	12961/13227MHz
Glukhovo – Diveevo	№ 1024972 of 26.06.2003	Before 18.06.2008	10,7-11,7GHz
Arzamas – Shatovka	№ 1003310 of 26.06.2003	Before 18.06.2008	10,7-11,7GHz
Arzamas – Tumanovo	№ 1003309 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Tumanovo	№ 06-014028 of 30.11.2006	Before 29.11.2016	12-13GHz
Arzamas – Abramovo	№ 1003300 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Perevoz – Shpilevo	№ 04-005271 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Bor – Linda; Bor – Ostankino MWR-4084	№ 1024153 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz
Bor – Ostankino	№ 06-014027 of 30.11.2006	Before 29.11.2016	12-13GHz
Bor town – settlement Bolshoe Pikino	№ 07-000182 of 17.04.2007	Before 16.04.2017	12863/13129MHz
Village Ostankino – village Plotinka	№ 06-016762 of 16.01.2007	Before 15.01.2017	12-13GHz
Bor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz
Bor town – settlement Kerzhenets	№ 05-022821 of 02.03.2006	Before 01.03.2016	10,7-11,7GHz
Bor – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz
Settlement Bolsheorlovskoe – settlement Rustai	№ 06-016758 of 16.01.2007	Before 15.01.2017	12-13GHz
Settlement Bolsheorlovskoe – settlement Kerzhenets	№ 06-016760 of 16.01.2007	Before 15.01.2017	12-13GHz
Village Ostankino – settlement Bolsheorlovskoe	№ 05-019023 of 17.02.2006	Before 16.02.2016	10,7 – 11,7GHz
Village Ostankino – settlement Bolsheorlovskoe	№ 06-021401 of 16.01.2007	Before 15.01.2017	12-13GHz
Balakhna – Rylovo, Balakhna – Maloe Kozino,	№ 1024155 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz

Balakhna – Lukino, Balakhna – Shalimovo – Konevo, Balakhna – Sovkhoznyi, Balakhna – Gidrotorf, Balakhna – B. Kozino MWR-1633	№ 1024156 of 10.06.2003	Before 03.06.2008	14-15GHz
Balakhna – Sovkhoznyi MWR-4569	№ 1024162 of 10.06.2003	Before 03.06.2008	10.7-11.7GHz
Balakhna – Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	Before 03.06.2008	14-15GHz
Balakhna – Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	Before 03.06.2008	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Balakhna – Istomino	№ 1021512 of 21.08.2003	Before 15.08.2008	7-8GHz
Balakhna – village Shalimovo – village Konevo	№ 07-009073 of 20.06.2007	Before 19.06.2017	12807/13073MHz
Balakhna town – village Rylovo	№ 07-008970 of 20.06.2007	Before 19.06.2017	12835/13101MHz
Gorodets – boarding house Burevestnik MWR-4515	№ 15-19-18/51403 of 26.11.2002	Before 20.11.2007	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	Before 03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	Before 03.06.2008	10.7-11.7GHz
Gorodets – Chkalovsk	№ 04-001729 of 21.03.2005	Before 20.03.2015	7-8GHz
Settlement Voskresenskoe – village Egorovo	№ 04-001082 of 04.11.2004	Before 03.11.2014	о ц
Gorodets – Voronino	№ 1020535 of 22.09.2003	Before 09.09.2008	10.7-11.7GHz
Lyskovo – Valki	№ 15-19-18/7498 of 13.02.2008	Before 13.02.2008	10.7-11.7GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	Before 24.09.2008	10.7-11.7GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	Before 24.09.2008	10.7-11.7GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	Before 15.08.2008	10.7-11.7GHz
Semenovo – Shaldezhka	№ 1003324 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Settlement Iliinogorsk – settlement Tsentralnyi	№ 07-000194 of 17.04.2007	Before 16.04.2017	12933/13199MHz
Semenovo – Kulebaki town – village Lomovka – village Teplovo – settlement Gremyachevo	№ 05-022559 of 23.03.2006	Before 22.03.2016	12-13GHz
Chkalovsk town – Vershilovo	№ 1003326 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Chkalovsk town – village Vysokoe	№ 05-022565 of 28.03.2006	Before 27.03.2016	10,7-11,7GHz
Settlement Voskresenskoe – settlement Vozdvizheninskoe	№ 1003332 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Settlement Voskresenskoe – settlement Vozdvizheninskoe	№ 07-016844 of 20.06.2007	Before 19.06.2017	7905/8171MHz 7919/8185MHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	Before 03.06.2008	10.7-11.7GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	Before 13.10.2006	60-74MHz
Varnavino – Mikhalenino	№ 06-021400 of 16.04.2007	Before 15.04.2017	12-13GHz
Shakhuniaya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	Before 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	Before 29.07.2008	10.7-11.7GHz
Ardatov – Mukhtolovo	№ 1025384 of 22.07.2003	Before 10.07.2008	10.7-11.7GHz
Volodarsk – Iliinogorsk	№ 1025387 of 24.07.2003	Before 15.07.2008	1,7-1,9GHz
Kstovo – Roika	№ 15-19-18/10059 of 04.03.2003	Before 26.02.2008	10.7-11.7GHz
Kstovo town – village Sheloksha	№ 07-000258 of 17.04.2007	Before 16.04.2017	12877/13143MHz

Volodarsk town – settlement Iliinogorsk	№ 06-016759 of 16.01.2007	Before 15.01.2017	12-13GHz
Volodarsk town – settlement Novosmolinskyi	№ 06-016761 of 16.01.2007	Before 15.01.2017	12-13GHz
Volodarsk town – settlement Smolino	№ 07-000195 of 24.04.2007	Before 23.04.2012	12-13GHz
Settlement Novosmolinskyi – settlement Mulino	№ 07-009076 of 20.06.2007	Before 19.06.2017	12961/13227MHz
Shakhuniaya – Uren MWR-0839	№ 1025127 of 21.06.2003	Before 10.06.2008	7-8GHz
Shakhuniaya – B.Shirokoe MWR-4439	№ 1025130 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Varnavino – Krasnye Baki MWR-0307	№ 1025175 of 21.06.2003	Before 10.06.2008	7-8GHz
Uren – Semenov MWR-4939	№ 1003296 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Uren – Vetluga	№ 05-022567 of 23.03.2006	Before 22.03.2016	12-13GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Shakhuniaya – Vetluga	№ 1025118 of 21.06.2003	Before 10.06.2008	7-8GHz
Shakhuniaya – Verkhovskoe – settlement Syava – settlement Vakhtan	№ 05-022563 of 23.03.2006	Before 22.03.2016	12-13GHz
Shakhuniaya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	Before 10.06.2008	7-8GHZ
Sharanga – Ustinskoe MWR-4936	№ 1003293 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Akaty – Chernoe MWR-5656	№ 1005270 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Akaty – Chernoe	№ 07-016919 of 20.06.2007	Before 19.06.2017	12877/13143MHz
Shakhuniaya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	Before 10.06.2008	7-8GHZ
Krasnye Baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	Before 10.06.2008	7-8GHz
Uren – Ariya MWR-4938	№ 1013933 of 02.06.2003	Before 28.05.2008	10.7-11.7GHz
Uren – Mineevka	№ 05-022361 of 18.02.2006	Before 17.02.2016	10.7-11.7GHz
Nizhny Novgorod city – Bor MWR-5120	№ 1003334 of 22.09.2003	Before 09.09.2008	7-8GHz
Voznesenskoe – Polkh Maidan; Voznesenskoe – Matyzley	№04-001634 of 23.11.2004	Before 22.11.2014	10.7-11.7GHz
Nizhny Novgorod city – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	Before 09.09.2008	7-8GHz
Nizhny Novgorod city – Shakhuniaya	№ 06-004717 of 25.04.2006	Before 24.04.2016	7-8GHz
Nizhny Novgorod city – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	Before 09.09.2008	10.7-11.7GHz
Nizhny Novgorod city (Lyadov square) – settlement Doskino	№ 04-001544 of 09.12.2004	Before 08.12.2014	10.7-11.7GHz
Nizhny Novgorod city (ATX 66) – settlement Berezovaya Poima	№ 04-001542 of 20.12.2004	Before 19.12.2014	10.7-11.7GHz
Nizhny Novgorod city, Lyadov square – settlement Doskino	№ 04-001524 of 09.12.2004	Before 08.12.2014	10.7-11.7GHz
Nizhny Novgorod city, Okskyi s'ezd – settlement Doskino	№ 07-005630 of 20.06.2007	Before 19.06.2017	12835/13101MHz
Sergach – Shubino	№ 15-19-18/7499 of 17.02.2003	Before 13.02.2008	10.7-11.7GHz
Nizhny Novgorod – Roika	№ 15-19-18/7819 of 18.02.2003	Before 17.02.2008	10.7-11.7GHz
	№ 15-19-18/51374 of 26.11.2002	Before 20.11.2007	10.7-11.7GHz
Sergach – Lopatino	№ 04-001655 of 20.12.2004	Before 19.12.2014	10.7-11.7GHz
Druzhnyi – Zhdanovskyi MWR-4372	№ 1025001 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sechenovo town – Verkhnee Talyzino	№ 07-000191 of 17.04.2007	Before 16.04.2017	12793/13059GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz

Urazovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Krasnye Baki – settlement Varnavino	№ 05-022560 of 23.03.2006	Before 22.03.2016	12-13GHz
Settlement Mulino – settlement Tsentralnyi BIST-13	№ 445-07-0530 of 18.12.2007	Before 17.12.2017	13087/12821MHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sergach – Lopatino	№ 04-001524 of 09.12.2004	Before 08.12.2014	10.7-11.7GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982 of 10.06.2003	Before 10.06.2008	10.7-11.7GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	Before 31.07.2008	10.7-11.7GHz
Fokino – Mikhailovskoe	№ 07-008969 of 20.06.2007	Before 19.06.2017	12765/13031MHz
Semenov town – village Maloe Zinovievo	№ 07-000189 of 17.04.2007	Before 16.04.2017	12849/13115MHz
Semenov town – Sukhobezvodnoe	№ 15-19-18/51404 of 26.11.2002	Before 20.11.2007	10.7-11.7GHz
Semenov town – village Khakhaly	№ 07-009074 of 20.06.2007	Before 19.06.2017	12849/13115MHz
Settlement Sukhobezvodnoe – settlement Fanernyi	№ 07-000005 of 17.04.2007	Before 16.04.2017	12,877-13,143GHz
Vorotynets – Vasilchursk	№ 15-19-18/7890 of 18.02.2003	Before 17.02.2008	10.7-11.7GHz
Settlement Voznesenskoe – settlement Kriusha	№ 07-000006 of 17.04.2007	Before 16.04.2017	12,891-13,157GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	Before 31.07.2008	10.7-11.7GHz
Settlement Sosnovskoe – village Davydkovo	№ 04-004501 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz
Village Mayaki – settlement Burepolom	№ 04-004580 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz
Chkalovsk town – village Novinki	№ 04-003997 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz
Gorodets town – settlement Kovernino	№ 04-004108 of 31.12.2004	Before 30.12.2014	10.7-11.7GHz
Village Rozhki – village Smirnovo	№ 04-004107 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz
Kstovo – Bezvodnoe	№ 15-19-18/9619 of 28.02.2003	Before 21.02.2008	10.7-11.7GHz
Settlement Prokoshevo – Rabotki	№ 15-19-18/10058 of 04.03.2003	Before 26.02.2008	10.7-11.7GHz
Kstovo – Prokoshevo	№ 15-19-18/9617 of 28.02.2003	Before 21.02.2008	10.7-11.7GHz
Kstovo – B.Mokroe	№ 15-19-18/9618 of 28.02.2003	Before 21.02.2008	10.7-11.7GHz
Kstovo town – village Afonino	№ 07-004709 of 20.06.2007	Before 19.06.2017	12933/13199MHz
Kantauruvo – Sitniki	№ 1018084 of 21.08.2003	Before 21.08.2008	7-8GHz
Sosnovskoe – Elizarovo	№ 1018907 of 02.06.2003	Before 28.05.2008	10.7-11.7GHz
Buguruslan – Severnoe	№03-10838 of 25.12.2003	Before 19.12.2008	7-8GHz
Settlement Krasnye Baki – settlement Voskresenskoe	№ 07-001978 of 23.05.2007	Before 22.05.2017	7-8GHz
Shakhuniaya town – village Shaigino – settlement Tonshaevo	№ 07-003220 of 23.05.2007	Before 22.05.2017	14-15GHz
Shakhuniaya town – village Bolshoe Shirokoe	№ 07-015492 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Tonshaevo – village Dvoeglazovo – settlement Sharanga	№ 07-002210 of 23.05.2007	Before 22.05.2017	14-15GHz
Settlement Tonshaevo – village Mayaki	№ 07-016824 of 20.06.2007	Before 19.06.2017	13059/12793MHz
Settlement Krasnye Baki – settlement Shemanikha	№ 07-001426 of 18.05.2007	Before 17.05.2017	12-13GHz
Kstovo town – village Bolshoe Mokroe	№ 07-001428 of 18.05.2007	Before 17.05.2017	12-13GHz
Kstovo town – settlement Druzhnyi	№ 07-015493 of 08.06.2007	Before 07.06.2017	12-13GHz

Settlement Varnavino – village Timarikha	№ 07-001427 of 18.05.2007	Before 17.05.2017	12-13GHz
Settlement Varnavino – settlement Gorki	№ 07-001425 of 18.05.2007	Before 17.05.2017	12-13GHz
Arzamas town – village Kazakovo	№ 07-015471 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Chernukha	№ 07-015494 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Kamenishchy	№ 07-015485 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Pergalei	№ 07-015419 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Valgasy	№ 07-015419 of 08.06.2007	Before 07.06.2017	12-13GHz
Lyskovo town – settlement Niva	№ 07-015489 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Bolshie Bokaldy	№ 07-015418 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Diveevo – village Glukhovo	№ 07-015475 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Diveevo – village Bolshoe Cherevatovo	№ 07-015462 of 08.06.2007	Before 07.06.2017	12-13GHz
Uren town – village Mineevo	№ 07-015408 of 08.06.2007	Before 07.06.2017	12-13GHz
Uren town – village Bolshoe Karpovo	№ 07-015434 of 08.06.2007	Before 07.06.2017	12-13GHz
Uren town – village Semenovo	№ 07-015410 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Perevoz – village Tainakovo	№ 07-015428 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Perevoz – settlement Shpilevo	№ 07-015435 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Perevoz – settlement Yagodnoe	№ 07-015426 of 08.06.2007	Before 07.06.2017	12-13GHz
Chkalovsk town – village Novinki	№ 07-015469 of 08.06.2007	Before 07.06.2017	12-13GHz
Chkalovsk town – settlement Vershilovo	№ 07-015421 of 08.06.2007	Before 07.06.2017	12-13GHz
Chkalovsk town – settlement Katunki	№ 07-015429 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Voznesenskoe – village Motyzley	№ 07-015465 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Voznesenskoe – village Polkhovskyi Maidan	№ 07-015425 of 08.06.2007	Before 08.06.2017	12-13GHz
Kstovo town – village Bezvodnoe	№ 07-015424 of 08.06.2007	Before 07.06.2017	12-13GHz
Lyskovo town – village Valki	№ 07-015486 of 08.06.2007	Before 07.06.2017	12-13GHz
Lyskovo town – village Makarievo	№ 07-015467 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sosnovskoe – village Elizarovo	№ 07-015464 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sosnovskoe – village Davydkovo	№ 07-015413 of 08.06.2007	Before 07.06.2017	12-13GHz
Sergach town – village Shubino	№ 07-015470 of 08.06.2007	Before 07.06.2017	12-13GHz
Sergach town – village Lopatino	№ 07-015436 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sharanga – village Bolshoe Ustinskoe	№ 07-015466 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Abramovo	№ 07-015468 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Vasiliev Vrag	№ 07-015409 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Shatovka	№ 07-015417 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Novyi Usad	№ 07-015480 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Vetoshkino	№ 07-015482 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Fokino – settlement Kuzmiyar	№ 07-015463 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Mayaki – settlement Burepolom	№ 07-015488 of 08.06.2007	Before 07.06.2017	12-13GHz
Semenov town – village Shaldezhka	№ 07-015495 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Urazovka – village Salgany	№ 07-015473 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Vorotynets – settlement Vasilchursk	№ 07-015474 of 08.06.2007	Before 07.06.2017	12-13GHz

Bor town – village Krasnaya Sloboda	№ 07-015472 of 08.06.2007	Before 07.06.2017	12-13GHz
Shakhuniaya town – village Akaty	№ 07-015484 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Arkhipovka – village Zhdanovo	№ 07-015454 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Yasnaya Polyana – settlement Voskhodyashchii	№ 07-015441 of 08.06.2007	Before 07.06.2008	12-13GHz
Settlement Iriklinskyi – village Vishnevoe	№ 07-015437 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Kolpakskoe – village Bannoe	№ 07-015438 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Novoorsk, Rabochaya street – Mostovaya street	№ 07-015458 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Vyazovoe – village Krynitsa	№ 07-015459 of 08.06.2007	Before 07.06.2017	12-13GHz
Buzuluk town – settlement Kirovskyi	№ 07-015478 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Pretoria – village Suvorovka	№ 07-015460 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Novokamenka – village Shirokoe	№ 07-015457 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Belyaevka – village Mezhdurechie	№ 07-015450 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Energetik – Orsk town	№ 07-015453 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Energetik – settlement Sevastopol	№ 07-015452 of 08.06.2007	Before 07.06.2008	12-13GHz
Settlement Kirovsk – settlement Beloozernyi	№ 07-015451 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sakmara – village Grebeni	№ 07-015420 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Nikolskaya – settlement Frunzenskyi	№ 07-015455 of 08.06.2007	Before 07.06.2017	12-13GHz
Orsk town, Kosmonavtov street – Tsentralnaya street	№ 07-015461 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Polevoi – village Kozhemberlya	№ 07-015481 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Stepnoi – village Pustobaevo	№ 07-015416 of 08.06.2007	Before 07.06.2008	12-13GHz
Village Matveevka – village Alexeevka	№ 07-015412 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Stepanovka – village Almala	№ 07-015477 of 08.06.2007	Before 07.06.2017	12-13GHz
Malmyzh town – village Kaksinvai	№ 07-015411 of 08.06.2007	Before 07.06.2017	7-8GHz
Village Maromitsa – village Duvannoe	№ 07-015414 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Oparino – settlement Maromitsa	№ 07-015483 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Nagorsk – village Lipovka – village Sinegorie	№ 07-015487 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Rudnichnyi – village Ozhmegovo	№ 07-015878 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Borovitsa – village Andreeva Gora	№ 07-015875 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Latyshskyi – settlement Almezh	№ 07-015892 of 08.06.2007	Before 07.06.2017	438/398MHz
Novovyatsk – Kirov city	№ 07-016785 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Karavainoe – village Chistopolie	№ 07-016828 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Plotbishche – settlement Donaurovo	№ 07-016788 of 18.06.2007	Before 17.06.2017	398/438MHz
Settlement Dubrovka – village Podrezchikha	№ 07-016786 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Nizhnya Palomnitsa – settlement Rechnoi	№ 07-016829 of 18.06.2007	Before 17.06.2017	398/438MHz
Settlement Dubrovka – village Troitsa	№ 07-016787 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Papulovo – settlement Uga	№ 07-016826 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Pishchalie – settlement Suvody	№ 07-016827 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Ivashevo – village Khristoforovo	№ 07-016802 of 18.06.2007	Before 19.06.2017	398/438MHz
Village Duvannoe – village Strelskaya	№ 07-016866 of 18.06.2007	Before 19.06.2017	398/438MHz
Settlement Voskresenskoe – village Nestiary	№ 07-017220 of 20.06.2007	Before 19.06.2017	394-410/434-450MHz

Village Obkhod – settlement Tonkino	№ 07-007396 of 20.06.2007	Before 19.06.2017	8248/7982MHz
Village Prosek – village Velikovskoe	№ 07-016825 of 20.06.2007	Before 19.06.2017	13143/12877MHz
Ulyanovsk city	№ 445-07-1057 of 18.02.2008	Before 17.02.2018	1880-1900MHz
Ulyanovsk city	№ 1028792 of 13.11.2003	Before 01.11.2008	1880-1900MHz
Ulyanovsk city	№ 04-005302 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Ulyanovsk city	№ 06-003504 of 18.04.2006	Before 17.04.2016	1880-1900MHz
Kirov, Poroshino, Ganino	№ 1022527 of 03.10.2003	Before 28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	Before 20.10.2008	1880-1900MHz
Kirov city	№ 04-005328 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Kirovochepetsk town	№ 04-005318 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Kirov city	№ 06-000889 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city	№ 06-000871 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city	№ 06-000879 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city	№ 06-001289 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Kirov city	№ 06-012101 of 03.10.2006	Before 02.10.2016	1880-1900MHz
Kirov city	№ 06-001281 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Kirov city	№ 06-018317 of 29.12.2006	Before 28.12.2016	1880-1900MHz
Kirov city	№ 06-018312 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Kotelnich town	№ 05-023837 of 27.12.2005	Before 26.12.2015	1880-1900MHz
Settlement Raduzhnyi	№ 05-023840 of 27.12.2005	Before 26.12.2015	1880-1900MHz
Izhevsk city	№ 05-010881 of 06.06.2005	Before 05.06.2015	1880-1900MHz
Penza city	№ 1024686 of 25.09.03	Before 25.09.2008	1880-1900MHz
Penza city	№ 06-001667 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Penza city	№ 06-018313 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Nizhny Lomov town	№ 06-009747 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Saransk town (Khmelevskyi street, N.Erkai street, Goncharov street);	№ 04-005323 of 31.12.2004	Before 30.12.2014	1880-1900MHz
Settlement Bessonovka	№ 04-005875 of 31.12.2004	Before 30.12.2014	1880-1900MHz
Penza city	№ 1024686 of 25.09.2003	Before 25.09.2008	1880-1900MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka, Village Zykovo	№ 17-03-33/16505 of 08.04.2003	Before 08.04.2008	1880-1900MHz
Ruzaevka town, Kovylkino town, Tengushevo town, Dubenki town	№ 29-08-1233 of 01.10.2007	Before 30.09.2017	1880-1900MHz
Krasnoslobodsk town	№ 05-022385 of 30.12.2005	Before 29.12.2015	1880-1900MHz
Ruzaevka town	№ 06-001666 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orsk town	№ 05-020151 of 28.12.2005	Before 27.12.2015	1880-1900MHz
Orsk town	№ 06-009882 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orsk town	№ 06-009883 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orsk town	№ 06-009746 of 28.08.2006	Before 27.08.2016	1880-1900MHz

Orenburg city	№ 06-012103 of 03.10.2006	Before 02.10.2016	
Orenburg city	№ 445-07-1065 of 21.11.2007	Before 20.11.2017	1880-1900MHz
Orenburg city	№ 06-009748 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orenburg city	№ 06-009749 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orenburg city	№ 06-012100 of 03.10.2006	Before 02.10.2016	1880-1900MHz
Orenburg city	№ 06-001541 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city	№ 06-012102 of 03.10.2006	Before 02.10.2016	1880-1900MHz
Orenburg city	№ 06-002632 of 14.04.2006	Before 13.04.2016	1880-1900MHz
Orenburg city	№ 07-003096 of 11.05.2007	Before 10.05.2017	1880-1900MHz
Novotroitsk town	№ 06 – 009750 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Novotroitsk town	№ 06-018331 of 09.01.2007	Before 08.01.2017	1880-1900MHz
Sorochinsk town	№ 06-002261 of 14.04.2006	Before 13.04.2016	1880-1900MHz
Settlement Svetlyi	№ 06-002262 of 14.04.2006	Before 13.04.2016	1880-1900MHz
Orenburg city	№ 06-001270 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city	№ 06-001259 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city (settlement Kushkul)	№ 04-005309 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Buzuluk town	№ 06-003261 of 18.04.2006	Before 17.04.2016	1880-1900MHz
Orsk town	№ 04-005236 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Orsk town	№ 06-001265 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city	№ 1023822 of 26.08.2003	Before 22.08.2008	1880-1900MHz
Orenburg city	№ 05-010594 of 06.05.2005	Before 05.05.2015	1880-1900MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	Before 20.11.2007	1880-1900MHz
Izhevsk city	№ 17-03-33/13908 of 24.09.2003	Before 18.03.2008	1880-1900MHz
Glazov town, Mozhga town, Settlement Igra, Sarapul town	№ 29-08-1235 of 01.10.2007	Before 30.09.2017	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 29-08-1226 of 31.10.2007	Before 30.10.2017	1880-1900MHz
Village Medayany of Krasnooktyabrskyi district	№ 05-006603 of 24.03.2005	Before 23.03.2015	1880-1900MHz
Settlement Sovkhoznyi	№ 05-022528 of 30.12.2005	Before 29.12.2015	1880-1900MHz
Cheboksary town (Lenin avenue, Chernyshevsky street)	№ 06-005153 of 10.05.2006	Before 09.05.2016	1880-1900MHz
Cheboksary town (R.Luxemburg)	№ 06-018315 of 29.12.2006	Before 28.12.2016	1880-1900MHz
Cheboksary town (Chernyshevsky street, Solyanoe pr., Lebedev street) For BS-9,10	№ 06-005154 of 10.05.2006 № 29-08-0818Д of 28.01.2008	Before 09.05.2016 Before 27.01.2018	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	Before 26.09.2008	1880-1900MHz
Votkinsk, Izhevsk, Sarapul	№ 1014972 of 04.07.2003	Before 30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo district	№ 17-03-33/19861 of 23.04.2003	Before 17.04.2008	1880-1900MHz

Kstovo town	№ 06-007984 of 13.07.2006	Before 12.07.2016	1880-1900MHz
Village Vad	№ 06-007195 of 10.07.2006	Before 09.07.2016	1880-1900MHz
Volzhsk town	№ 06-016567 of 22.12.2006	Before 21.12.2016	1880-1900MHz
Nizhny Novgorod, Gaidar street	№ 05-017845 of 25.10.2005	Before 24.10.2015	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	Before 05.03.2008	1880-1900MHz
Nizhny Novgorod	№ 05-022719 of 30.12.2005	Before 29.12.2015	1880-1900MHz
Nizhny Novgorod	№ 07-002347 of 27.02.2007	Before 26.02.2017	1880-1900MHz
Nizhny Novgorod	№ 1026097 of 05.11.2003	Before 27.10.2008	1880-1900MHz
Nizhny Novgorod	№ 07-002347 of 27.02.2007	Before 25.02.2017	1880-1900MHz
Sergach town	№ 06-007985 of 13.07.2006	Before 12.07.2016	1880-1900MHz
Ioshkar Ola town	№ 05-013857 of 09.06.2005	Before 08.06.2015	1880-1900MHz
Ioshkar Ola town	№ 06-004422 of 10.05.2006	Before 09.05.2016	1880-1900MHz
Ruzaevka, Chamzinka, Atyurievo	№ 04-001141 of 12.10.2004	Before 11.10.2014	1880-1900MHz
Saransk town	№ 04-000980 of 12.10.2004	Before 11.10.2014	1880-1900MHz
Kirov city	№ 05-006534 of 24.03.2005	Before 23.03.2015	1880-1900MHz
Kirov city	№ 06-000870 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city, Luganskaya street	№ 05-017847 of 25.10.2005	Before 24.10.2015	1880-1900MHz
Kirov city	№ 06-018318 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Settlement Torbeevo in Mordovia Republic	№ 05-006403 of 23.03.2005	Before 23.03.2015	1880-1900MHz

Samara city	№ 05-006406 of 23.03.2005	Before 23.03.2015	1880-1900MHz
Arzamas town, Gorodets town, settlement Sitniki, settlement Zheleznodorozhnyi	№ 04-003072 of 28.12.2004	Before 27.12.2014	1880-1900MHz
Arzamas town	№ 06-005786 of 06.06.2006	Before 05.06.2016	1880-1900MHz
Pavlovo town	№ 04-006598 of 23.03.2005	Before 23.03.2015	1880-1900MHz
Village Tolkaevka of Orenburg oblast	№ 04-003265 of 28.12.2004	Before 27.12.2014	1880-1900MHz
Samara city BS-27, BS-28, Syzran town BS-29, BS-30, BS-31, BS-32, BS-33, Neftegorsk town BS-18, Podstepki BS-25, Yagodnoe BS-26	№ 06-018314 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Village Uvarovka, Syzran town, Zhigulevsk town	№ 07-012243 of 20.06.2007	Before 19.06.2017	1880-1900MHz
Bor town	№ 07-007578 of 20.06.2007	Before 19.06.2017	1880-1900MHz
Samara city	№ 29-08-0749 of 28.01.2008	Before 27.01.2018	
Sharanga	№ 06-006360Д of 22.01.07	Before 21.01.2017	42,95
Tonkino	№ 06-006361Д of 22.01.07	Before 21.01.2017	42,95
Chuvashia Republic			
Village Poretskoe – village Krasnoglukhovo	№ 06-006565Д of 15.01.2007	Before 14.01.2017	307,7125/343,7125
Settlement Ibrisi – settlement Lipovka	№ 06-006566Д of 11.01.2007	Before 10.01.2017	307,8125/343,8125
Kirov oblast			
Village B.Shishovka – village Vas'kino, village Korlyaki – village B.Kirimbaevo, village Kuvshinskoe – settlement Alexandrovskyi, Vedernikovo, Pozikovo, settlement Sanchursk – village Velokorechie, village Chernyshovo, village Kuznetsovo, village Pavlovo Bolshoe, village Lyumpanur – village Galkino, village Matvinur – village Togomovo, village Votchina – village Onuchino	№ 07-004347Д of 09.06.2007	Before 08.06.2017	307,7675/343,7675MHz
Village Bolshoi Kityak – village Yangulovo, Malmyzh town – village Azelino, village Podosinovo, settlement Troitskyi, village Mari-Malyzh – village Ageldino, village Metel – village Shurgi, village Novyi Smail – village Novyi Kokui, village Preobrazhenka – village Nosok, village Nizhny Shugurak, village Ralniki – village Platyner	№ 07-004345Д of 09.06.2007	Before 08.06.2017	307,7675/343,7675MHz
Village Indygoika – village Kuzhner, village Krasnoe – village Mal'kovshchina, village Tolstik, village Lazh – village Shoi, village Mokshino – Votskoe	№ 07-004367Д of 09.06.2007	Before 08.06.2017	307,7675/343,7675MHz
Settlement Lyalsk – village Kuzminskaya	№ 06-003934Д of 27.09.2006	Before 26.09.2016	307,7675/343,7675
Vyatskie Polyany town	№ 06-005475Д of 04.12.2006	Before 03.12.2016	307/343
Village B.Koptyazhevo – village Yangulovo, Malmyzh town – village Azelino, Malmyzh town – village Podosinovo, Malmyzh town – settlement Troitskyi, village Mari-Malyzh – village Ageldino, village Metel – village Shurgi, village Novyi Smail – village Novyi Kokui, village Preobrazhenka – village Nosok, village Nizhny Shugurak, village Ralniki – village Platyner, village Ralniki – village Kondaki, village	№ 07-004345Д of 09.06.2007	Before 08.06.2017	343,5-344,0MHz/ 307,5-308,0MHz

Rozhki – village Gari, village Rozhki – village Zakhvataevo, village Rozhki – village Khoda			
Settlement Lalsk – village Ershovskaya Zapad	№ 07-004395Д of 18.06.2007	Before 17.06.2017	343,5-344,0MHz/ 307,5-308,0MHz
Settlement Strizhi – village Reshetniki	№ 06-003925Д of 27.09.2006	Before 26.09.2016	343,6625/307,6625
Settlement Tuzha – village Soboli	№ 06-003926Д of 27.09.2006	Before 26.09.2016	343,6875/307,6875
Settlement Svecha – village Kholmy	№ 06-003927Д of 27.09.2006	Before 26.09.2016	343,8375/307,8375
Village Novaya Ukazna – village Zhirnovo	№ 06-003931Д of 27.09.2006	Before 26.09.2016	343,5625/307,5625
Village Chernushka – village Troitskoe	№ 06-003935Д of 27.09.2006	Before 26.09.2016	343,9875/307,9875
Village Shabury – village Strelskaya	№ 06-003933Д of 27.09.2006	Before 26.09.2016	343,5125/307,5125
Village Nazarovtsy – village Kachonki	№ 06-003928Д of 27.09.2006	Before 26.09.2016	343,7125/307,7125
Settlement Kiknur – village Ulesh	№ 06-003930Д of 27.09.2006	Before 26.09.2016	343,9875/307,9875
Settlement Kiknur – village Chashcha	№ 06-003929Д of 27.09.2006	Before 26.09.2016	343,5125/307,5125
Settlement Oparino – settlement Duvannoe	№ 06-003932Д of 27.09.2006	Before 26.09.2016	307,8125/343,8125
Settlement Lalsk – village Zaborie	№ 06-003937Д of 27.09.2006	Before 26.09.2016	307,9875/343,9875
Zuevka town – village Spaso-Zaozerie	№ 06-003936Д of 27.09.2006	Before 26.09.2016	307,7625/343,7625
Settlement Oparino – settlement Chursiya	№ 06-003841Д of 27.09.2006	Before 26.09.2016	307,5375/343,5375
Zuevka town – settlement Motous	№ 06-004672Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Settlement Oparino – settlement Sergeevskaya Vereteya	№ 06-004673Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Village Ekaterina – village Malaya Melnitsa	№ 06-004671Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Settlement Pervomaiskyi – settlement Mytets	№ 06-004838Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Settlement Nagorsk – village Simonovka	№ 06-004667Д of 24.10.2006	Before 23.10.2016	307,7125/343,7125
Village Nikolaevo – village Anikintsy	№ 06-004668Д of 24.10.2006	Before 23.10.2016	307,8875/343,8875
Village Pervomaiskoe – village Sharpaty	№ 07-004366Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Village Maromitsa – village Duvannoe	№ 180-07-1861 of 24.09.2007	Before 07.06.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Lukinskaya – settlement Chernoretskyi, village Bobrovy – village Chikulai, village Krivitskaya – village Krestovskaya, settlement Vazyuk – village Novo-Kuzyugskaya, village Sergeevskaya Vereteya, Moloma – village Kholovatka, village Klubovshchina – village Noyanovo, village Klyuchi – village Bystry, village Chernovskoe – village Klubovshchina	№ 180-07-1260 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Borovitsa – village Bushkovskaya, village Papulovo – village Kuzminskaya, village Papulovo – village Shurygino, village Kulikovo – village Bolshoe Zaborie, village Kulikovo – village Ershovo, village Kulikovo – village Zagarie, Luza town – village Emel'yanovskaya, village Matveevskaya	№ 180-07-1261 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Shmelevo – r/w kaserne 839 km, village Shadrichi – village Korotaevy, village Tataurovo – village Polom, village Plotniki – village	№ 180-07-1264 of 2409.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Klyuchi			
Settlement Baranovka – settlement Narmych-4	№ 180-07-1263 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Dem'yanovo – village Dorozhaitsa, village Maleikha	№ 180-07-1259 of 24.09.2007	Before 2309.2017	343,5-344,0/307,5-308,0MHz
Village Borovitsa – village Bolshaya Korotaevshchina, village Palomokhino – village Egorenki, village Polomka, village Bovykiny, Murashi town – village Klyukovtsy	№ 180-07-1262 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Nizhnaya Volmanga – settlement Verkhnaya Volmanga	№ 180-07-1258 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Potnayak – village Yul'ayal, Nolinskie, village Tsekeevo – village B.Saltaevo, Mureevo, Peski, Russkie Krai - Baryshniki	№ 446-07-0146Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Belorechensk – B.Kamerlayata, Zalazna – Efimovtsy, Shumailovo, village Zimino - Turundaevskaya	№ 446-07-0141Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Pervomaiskyi – Bazhgaly, Belokholuiskyi raz'ezd, Chirkovskyi zavod, Svetozarovo – Nizhnee Mogachino, Uzhogovitsa, Sukhoborka – Kazan, and others	№ 446-07-0143Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Adovo – Platuny, Bogdanovo – Malaya Ashlan, Lop'ayal – Pilaya and others	№ 446-07-0145Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Pashino – Volokovye, Pashino – Pavlovskaya and others	№ 446-07-0144Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Kugalki – Boldino, Mari-Vas'kino, Pishtan – Kadaevo and others	№ 446-07-0147Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Verkhobystritsa – village Tolokontsevo	№ 446-07-0148Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Settlement Kobra – village Shchuchkino, Mulino – Anikintsy, Kuznetsy, Sabel'nitsy, Lapchenki – Il'movtsy, Kachenki, Shevyrtalovo – Drachki, Nazarovtsy - Simonovka	№ 446-07-0149Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Vishkil – B.Nagovitsyny, Chitopolie-Katni, Izipovka, Yur'evo – Osinki, Shalaginovy	№ 446-07-0150Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Gostovskyi – Legprom, raz'ezd Metil, Suprotivnyi, Leninskoe – Bliny, Shmony, Novaya Ukazna – Vasenevo, Zhirnovo, Petrovskoe, Semenovskoe – Okatovo, Solovetskoe – Medvedkovo, Krinichata, Chernovskoe - Kuneevo	№ 446-07-0151L of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Village Ugor – Skorodum, Kosino – Bezdenezhnye, Zonikha – Maksaki, Sredneivkino – Chuchalovy, Voron'e – Voskresentsy, Syrda – Shishkari, Kalachigi - Irdym	№ 446-07-0142Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Village Verkhoruby – village Prokoshevo	№ 446-07-0162 of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Settlement Chernushka – village Troitskoe	№ 446-07-0161Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz

Village Levany – village Pleso, village Elintsy, village Gordino – village Voronushka	№ 446-07-0159Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Village Salobelyak – village Komary, Znamenka – village Vorotilikha, village Vysokovo – village Chernaya Rechka, village Khmelevka – village Klyuchi, village Lazh – village Chuksha, village Lazh – village Varaksino	№ 446-07-0158Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Urzhum town – village Zonovo	№ 446-07-0157Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
R/w station Velikaya – village Shlenniki, settlement Orletsy – settlement Krasnaya Rechka, village Uska – village Pyatinskaya, settlement Uga – village Peschanka, Luza town – village Staromonastyrskaya	№ 446-07-0155Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Settlement Lesnoi – settlement Borovoi	№ 446-07-0154Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Settlement Bazhelka – village Komarovo, r/w station Latyshskyi – settlement Churs'ya	№ 446-07-0156Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Settlement Chernaya Kholunitsa – settlement Vasil'evskyi	№ 446-07-0160Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Settlement Pustoshi – village Dresva	№ 420-07-0022 of 05.12.2007	Before 04.12.2017	146,0-174,0MHz
Settlement Leninskoe – village Zhirnovo	№ 445-07-0402 of 18.12.2007	Before 17.12.2017	146,0-174,0MHz
Settlement Kiknur – village Nolinskoe	№ 445-07-0403 of 18.12.2007	Before 17.12.2017	146,0-174,0MHz
Village Usovy – village Shabardenki, village Bonevo, village Shipitsiny, village Istobensk – village Svistoki, village Monastyrshchina – village Shabalino, village Lundyshi, settlement Strizhi – settlement Maiskyi, village Ozernye, village Pustoshi – village Zholobovy	№ 48-08-0146Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Settlement Svetlopolyansk – settlement Fosforitnaya	№ 48-08-0143Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Belaya Kholunitsa town – village Koruyshkino, village Shitovo, village Gurenki	№ 48-08-0144Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Mukhino – village Sludka, village Sukhintsy, settlement Oktyabrskyi – village Bereznik, village Starki – village Konchana, village Seleznevo – village Lubnyata, settlement Semushkino – settlement Motous	№ 48-08-0145Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Settlement Chernorechenskyi – settlement Bad'ya	№ 48-08-0153Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Kai – village Lezib	№ 48-08-0152Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Lom – village Akhmolichi	№ 48-08-0142Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Chupiny – village Kanaevshchina, village Mamaevshchina – village Zabereznik, village Stepanovshchina – village Selichi, village Shadrichi – village Ovchinnikovy, village Demaki, village Chudinovo –	№ 48-08-0154Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz

village Vyazovka, village Verkhnie Tolmachi, village Kuznetsy – village Veresenki, village Golyshi			
Village Kruglyzhi – village Maslenki, settlement Sosnovka, village Blagoveshchenskoe – village Sandaki, settlement Svecha – village Zagrebiny, settlement Kholmy, village Uspenskoe – village Staritsa, village Shmelevo – village Lukonenki, village Yuma – village Burkovy, village Savinenki	№ 48-08-0155Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Krivetskaya – village Shadrino	№ 48-08-0151Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Settlement Nuychpas – settlement Chernorechenskyi	№ 48-08-0281Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Troitsa – settlement Borovka, village Kokshaga – village Chashcha, village Vishkil – village Boroviki, village Andreeva Gora – village Godovo, settlement Volosnitsa, settlement Tylai – village Kruykovtsy, settlement Berezovskyi – village Kruykovtsy, village Shlenniki – village Gogli and others	№ 48-08-0150Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Settlement Afonyata – village Zyablovo, village Kruychkovskaya, village Voronushka – village Sloboda, village Andrienki, settlement Afanasievo – village Markovskaya, village Yakovslevskaya, village Yuzhaki – settlement Tuprunka	№ 48-08-0160Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Vorony – village Khrobysty, settlement Lup'ya, settlement Yubileinyi	№ 48-08-0159Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Nizhny Novgorod oblast			
Settlement Ardatov – village Izmailovka	№ 07-004369Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Fedena	№ 180-07-1477 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Bogorodsk – Priozernoe	№ 06-005372Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Settlement Voskresenskoe – village Kuznetsovo	№ 06-000278Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Voskresenskoe	№ 06-002762Д of 10.07.2006	Before 09.07.2016	343,5-344,0/307,5-308,0MHz
Village Brilyakovo – village Karlovo	№ 06-003080Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Nakhratovo – village Chikhtino	№ 06-000277Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Monakovo – village Spas-Sedcheno	№ 06-000639Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Prokoshevo – village Lyapisi	№ 06-001475Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz

Pavlovo town – village Staroe Shcherbinono	№ 06-000637Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Pavlovo town – village Venets	№ 07-004360Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Pavlovo town – village Chubalovo	№ 07-004351Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Volodarsk town – village Shchelkanovo	№ 06-000638Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Perevoz town – settlement Borok	№ 06-000363Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Kovernino – village Talitsy	№ 06-000488Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Belbazh – village Volokolam	№ 06-000491Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement after Stepan Razin – village Orlovka	№ 06-003265Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Belbazh – village Rameshki	№ 06-000482Д of 10.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Verkhovskoe – settlement Syava	№ 06-006066Д of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – settlement Krasnyi Vostok	№ 06-000486Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Bykovka	№ 06-002960Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Kalitka	№ 306-07-0407 of 16.10.2007	Before 15.10.2017	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – settlement Kuzmiyar	№ 06-001474Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Kriushi	№ 06-000474Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Kriushi	№ 06-002961Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Nikolskoe	№ 06-001462Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Bykovka	№ 06-000483Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Belavka	№ 06-003136Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Tartaley – village Tartaley	№ 06-000479Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Davydovo – village Berezovka	№ 06-000481Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-

			308,0MHz
Settlement Dubrovna – village Novoe Zhedrino	№ 06-003173Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Podlesovo – village Gornyi Borok	№ 06-001464Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Petrovka – village Malinovka	№ 06-003266Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Podlesovo – village Vyezdnoe	№ 06-001476Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Prokoshevo – village Serkovo	№ 06-001463Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Pochinki	№ 06-003077Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Purekh – village Kuznetsovo	№ 06-003141Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Medovartsevo – village Epifanovo	№ 06-000476Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Medovartsevo – village Verkhopolie	№ 06-000484Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Kulebaki town – village Shiloksha	№ 06-000487Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoe Pole – settlement Severnyi	№ 06-000489Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoe Pole – settlement Severnyi	№ 07-002391Д of 29.05.2007	Before 28.05.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Boldino – village Apraksino	№ 06-003171Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Voskresenskoe – village Chukhlomka	№ 06-000470Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Khokhloma – village Utkino	№ 06-000492 of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Sheloksha – village Veredeevo	№ 06-001465Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Chirgushi – village Novoselki	№ 06-000478Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Fakel – settlement Bashmakovo	№ 06-000089Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Pionerskyi – settlement Igra	№ 06-000090Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Medovartsevo – village Poltso	№ 06-000365Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz

Perevoz town – village Kiselikha	№ 06-000368Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Demino – village Malakhovo	№ 06-000604Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Demino – village Malakhovo	№ 06-000608 of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Kamennoe – village Galanino	№ 06-000607 of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Kamennoe – village Zakhvatovo	№ 06-000598Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Belbazh – village Radost	№ 06-000609Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Akhpaevka	№ 06-000601Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Sergach town – village Shubino	№ 06-000605Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Gorevo – village Makarshino	№ 06-000384Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoi Makatelem – settlement Rogozhinskyi	№ 07-002392Д of 28.05.2007 № 07-004362Д of 09.06.2007	Before 27.05.2017 Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Zavod'	№ 06-000280Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Nosovaya – settlement Zharenskyi	№ 06-001468Д of 19.05.2006	Before 19.05.2006	343,5-344,0/307,5-308,0MHz
Village Novyi Usad – village Ivanovskoe	№ 06-002962Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Kovrigino – village Korobeinikovo	№ 06-000360Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Kamenka – village Krutoe	№ 06-00366Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Perevoz town – village Medvedkovo	№ 06-000357Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Perevoz town – village Selishchi	№ 06-001214Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Balakhna town – settlement Maloe Kozino	№ 06-000362Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Balakhna town – settlement Maloe Kozino	№ 06-003040Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Davydkovo – village Berezovka	№ 06-000353Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Chulkovo – village Bobynino	№ 06-000273Д of 14.03.2006	Before 13.03.2006	343,5-344,0/307,5-

			308,0MHz
Village Nikolaevka – settlement Krasnaya gorka	№ 52-401807 of 12.07.2004	Before 12.07.2007	343,5-344,0/307,5-308,0MHz
Settlement Varnavino – settlement Voskhod	№ 06-006104Д of 29.12.2006	Before 28.12.2016	343,5-344,0/307,5-308,0MHz
Village Vad – village Gari	№ 05-001252Д of 26.12.2005	Before 25.12.2015	343,5-344,0/307,5-308,0MHz
Settlement Smirkino – village Stolbovo	№ 06-000606 of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Vad – village Bukaley	№ 05-001291Д of 26.12.2005	Before 25.12.2015	343,5-344,0/307,5-308,0MHz
Village Zelenie Gory	№ 06-003054Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Shvarikha – village Dubenki	№ 05-001831 of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Maloe Mamleevo – settlement Novaya Moskva	№ 05-001807Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Village Kruykovka – village Berezovka	№ 05-001799Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Settlement after Stepan Razin – village Orlovka	№ 05-001791Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Village Saldamanov – village Novyi Maidan	№ 05-001809Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Village Abramovo – village Novaya Sloboda	№ 06-001466Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Arapovo – village Aleshkovo	№ 05-001835Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	Before 03.06.2006	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Vyakshener	№ 06-003151Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-1571 of 13.04.2004	Before 12.04.2009	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – settlement Yuzhnyi	№ 06-003150Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – settlement Yuzhnyi	№ 07-003228Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – Pismener	№ 06-006098Д of 28.12.2006	Before 27.12.2016	343,5-344,0/307,5-308,0MHz
Village Ostankino – village Pumra	№ 07-003229Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz

Village Filinskoe – village Bolotnikovo	№ 06-001461Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Settlement Varnavino – settlement Voskhod	№ 06-003155Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Yasentsy – village Kishemskoe	№ 06-001469Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Valtovo – village Salavir	№ 05-001824Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Arapovo – village Kudryashki	№ 05-001811Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Arapovo – village Timonino	№ 05-001817Д of 28.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Elizarovo – village Stechkino	№ 06-001168Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Steksovo – settlement Ideal	№ 06-001169Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi bor	№ 06-001202Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi bor	№ 06-003137Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Vershilovo – settlement Chistoe	№ 07-002390Д of 28.05.2007	Before 27.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Shatki – village Arkhangelskoe	№ 06-001137Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Shatki – village Arkhangelskoe	№ 06-003172Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Smirnovo – village Alemaevo	№ 06-001166Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Smirnovo – settlement Svobodnyi Trud	№ 06-003042Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Shatki – settlement Sosnovyi Bor	№ 06-001136Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Shatki	№ 06-001201Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Kamenka – village Pavlovka	№ 06-001135Д of 26.04.2006	Before 25.04.2016.	343,5-344,0/307,5-308,0MHz
Village Petrovka – village Malinovka	№ 06-001134Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Bogoyavlenie	№ 06-001149Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Tatarskoe	№ 06-001165Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-

			308,0MHz
Village Zelenyi dol – village Kalenki	№ 05-001837Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Zelenyi dol – village Kulikovo	№ 05-001846Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Arapovo – village Kudreshki	№ 05-001830Д of 27.12.2005	Before26.12.2015	343,5-344,0/307,5-308,0MHz
Kozmodemiyansk town – village Shary	№ 05-021914 of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozikovo	№ 06-001230Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozikovo	№ 180-07-0932 of 24.09.2007	Before 23.09.2017	146,0-174,0MHz
Village Mariino – village Iksha	№ 06-001213Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mary-Sola – Zarechka-Ona	№ 06-001212Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mary-Sola – village Ioshkar-Pomash	№ 06-001219Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Nezhnur – village Malyi Shuduguzh	№ 06-001211Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Yurino – village Polyana	№ 06-001218Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozikovo	№ 06-001321Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Kokshaisk – settlement Chernoe Ozero	№ 05-021917 of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
Village Zelenyi dol – village Afanasievo	№ 05-001841Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Urazovka – Klyuchishchi	№ 06-003152Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Rabotki – settlements	№ 52-2996 of 24.06.2003	Before 24.06.2006	343,5-344,0/307,5-308,0MHz
Village Rabotki	№ 06-003043Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Kstovo	№ 06-003148Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Kstovo – Zimenki	№ 07-004350Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Kstovo – settlement Zelenyi gorod	№ 07-004364Д of 09.06.2007	Before 08.06.2007	343,5-344,0/307,5-308,0MHz
Kstovo – village Podvalikha	№ 07-004354Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-

	№ 07-004355Д of 09.06.2007	Before 08.06.2017	308,0MHz
Village Ostankino – village Pumra	№ 07-003229Д of 18.06.2007	Before 17.06.2007	343,5-344,0/307,5-308,0MHz
Village Ostankino – village Dolgovo	№ 06-003123Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Verkhovskoe – Berestyanka	№ 06-003924Д of 24.09.2006	Before 23.09.2016	343,5-344,0/307,5-308,0MHz
Verkhovskoe – Syava	№ 06-006066 of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Konevo – Yuriino	№ 06-006060 of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Village Serebryanka – village Kr.Rodnik	№ 06-006061Д of 27.12.2003	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Vetluga – Voznesenskoe	№ 06-003154Д of 08.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Vetluga – Voznesenskoe	№ 06-003154Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Vad – village Salaley	№ 05-001383Д of 25.11.2005	Before 24.11.2015	343,5-344,0/307,5-308,0MHz
Village Elizarovo – village Zalesie	№ 05-002084Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Balakhna – Belovskaya	№ 52-3626 of 05.08.2003	Before 05.08.2008	343,5-344,0/307,5-308,0MHz
Voskresenskoe	№ 4-2/15-1867 of 2003	Before 2008	343,5-344,0/307,5-308,0MHz
Bor – Parizhskoi kommuny	№ 4-2/15-1748 of 08.04.2003	Before 08.04.2008	343,5-344,0/307,5-308,0MHz
Settlement Berezovaya Poima – settlement Orlovskie Dvoriki	№ 06-002949Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Bor – Bolsheorlovskoe	№ 4-2/15-1749 of 08.04.2003	Before 08.04.2008	343,5-344,0/307,5-308,0MHz
Bor – Kerzhenets	№ 4-2/15-1750 of 08.04.2003	Before 08.04.2008	343,5-344,0/307,5-308,0MHz
Village Plotinka – village Ivanovskoe	№ 06-003134Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Plotinka – village Tugarino	№ 06-003041Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Uzhovka – village Baikovo	№ 06-003135Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Kurikha – settlement Luktos	№ 05-002074Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz

Bolshoe Boldino	№ 05-002251Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Village Bolshoe Boldino – village Permeevo	№ 06-003078Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Balakhna town	№ 05-002270Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Balakhna town – village Belovskaya	№ 06-003157Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Pavlovo town – Dolgovo	№ 05-002299Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Lukoyanov town – village Poya	№ 05-001794Д of 05.12.2005	Before 04.12.2015	343,5-344,0/307,5-308,0MHz
Village Atingeevo – village Saldamanovo	№ 06-003039Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Arzamas town	№ 05-002326Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Perevoz town – village Selishche	№ 06-002231 of 07.06.2006	Before 06.06.2016	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe	№ 05-002071Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe – village Shishovo	№ 07-004349Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe – village Shishovo	№ 07-004348Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe – village Shishovo	№ 07-004359Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe – village Siukha	№ 07-004344Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Voznesenskoe – Begovatovo	№ 06-006062Д of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Varnavino – settlement Mirnyi	№ 06-003153Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Voznesenskoe – Lashman	№ 06-005371Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Village Kriusha – village Lineika	№ 07-004343Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Village Kriusha – village Vilki	№ 07-004357Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Steksovo – Ideal	№ 06-006063Д of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Lemet – Turkushi	№ 06-006064Д of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-

			308,0MHz
Village Linda – village Zorenki	№ 06-003124Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Mukhtolovo – Venets	№ 06-006065Д of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Village Maloe Mamleevo – village Nikolai Dar	№ 06-001164Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Stepana Razina – village Orlovka	№ 06-001147Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoe Maresievo – village Kelduyshevo	№ 06-001148Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Shatki – village Kerzhemok	№ 06-001133Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Yasentsy – village Kishemskoe	№ 06-001167Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Lyskovo town – village Golovkovo	№ 06-003059Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Salgany – village Akulinino	№ 06-003149Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Novaya Sloboda – village Pralevka	№ 06-001206Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoe Boldino – village Pikshen	№ 06-001205 of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoe Boldino – village Chernovskoe	№ 06-001204Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Shagaevo	№ 06-001203Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Lyskovo – Presnetsovo	№ 06-005374Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Village Krasnyi Vatras – village Petrovka	№ 06-003079Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Ichalki	№ 06-003174Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Sergach – Malinovka	№ 06-005460Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Sergach – village Vyazovka	№ 06-003057Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Sergach – Roganovka	№ 06-005375Д of 01.12.2006	Before 04.12.2016	343,5-344,0/307,5-308,0MHz
Salgany – Alexandrovo	№ 06-003156Д of 08.08.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz

Salgany – Fedorovka	№ 06-005373Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Svecha – Kholmy	№ 06-003927Д of 27.09.2006	Before 26.09.2016	343,5-344,0/307,5-308,0MHz
Village Verkhovskoe – settlement Vakhtan	№ 06-006105Д of 29.12.2006	Before 28.12.2016	343,5-344,0/307,5-308,0MHz
Village Verkhovskoe – village Berestyanka	№ 06-003924Д of 27.09.2006	Before 26.09.2016	343,5-344,0/307,5-308,0MHz
Village Pafnutovo – village Klopikha	№ 06-003056Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Bolshie Kruty – village Bobylsk	№ 06-003055Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Malakhovo – village Venets	№ 07-002679Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Malakhovo – village Kleshcharikha	№ 07-002682Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Elizarovo – village Zalesie	№ 07-002682Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Elizarovo – village Zolino	№ 07-002681Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe – village Krutie	№ 07-002675Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Vasilievka – village Morevka	№ 07-002683Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Kamenishchy – village Chernukha	№ 07-002677Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Pochinki	№ 07-002678Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Sergach town – village Shubino	№ 07-002676Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Voskresenskoe – village Usovka	№ 07-002680Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – settlement Yuzhnyi	№ 07-003228Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Village Ostankino – village Pumra	№ 07-003229Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurikha – settlement Luktos	№ 07-003905Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Bakhtyzino – village Kozleika	№ 07-003923Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Sergach town, Gorky street – settlement Yubileinyi	№ 07-003907Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-

			308,0MHz
Village Zvernikha – village Zyablikha	№ 07-003900Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurikha – settlement Svobodnyi	№ 07-003931Д of 20.06.2007		343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Vysokovka	№ 07-003934Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Pakhutino – village Cherdaki	№ 07-003922Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Stepanovskoe – village Mikhailov	№ 07-003914Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Lukoyanov town – village Chufrovo	№ 07-003901Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Arzamas town – village Protopopovka	№ 07-003910Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Tumanovo – village Maloe Tumanovo	№ 07-003927Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurikha – settlement Yablonka	№ 07-003924Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kovaksa, ATX – village Kovaksa	№ 07-003903Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kovaksa – village Piyavochnoe	№ 07-003906Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kovaksa – village Lidovka	№ 07-03928Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Vasilievka – village Novospasskoe	№ 07-003913Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
R/w station Balakhonikha – village Selyakino	№ 07-003909 of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Telki	№ 07-003987Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Lykovo	№07-004007Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Novoselie	№ 07-004054Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Osinki	№ 07-003971Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Dvudelnoe	№ 07-003972Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Velikushi	№ 07-004046Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz

Village Pafnutovo – village Gryaznovka	№ 07-004008Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Ozerki	№ 07-003985Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Chibir	№ 07-004009Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Maksimikha	№ 07-003986Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Malaya Chamra	№ 07-004057Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Pustyn	№ 07-004055Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – settlement Kamennyi Ovrag	№ 07-004056Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Khvoinoe	№07-004049Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Ozerki	№ 07-003936Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Bolshaya Pogorelka	№ 07-003976Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Subbotino	№ 07-003970Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Kologrivka	№ 07-003943Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – settlement Prudy	№ 07-003944Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Lysitsa	№ 07-004044Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – settlement Chibir	№ 07-004035Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Vetoshkino	№ 07-003980Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Zavod	№ 07-003940Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – settlement Zharenskyi	№ 07-004045Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Vysokovka	№ 07-003981Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Chemashikha – village Slastniki	№ 07-003937Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Pydrei	№ 07-003939Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-

			308,0MHz
Semenov town – village Bezvodnoe	№ 07-003941Д of 230.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Vzvoz	№ 07-003945Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Olonikha	№ 07-004052Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Chemashikha – village Sofonovo	№ 07-003942Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Shemanikha – settlement Lyubimovskyi	№ 07-003938Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Shemanikha – settlement Bystrenskyi	№ 07-003935Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Maloe Zinovievo – village Bolshoe Vasilievo	№ 07-004040Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kirillovo – Mezhka	№ 07-004042Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kozlovo – village Mikhailovo	№ 07-004041Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kozlovo – village Utkino	№ 07-004053Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kozlovo – village Duplikha	№ 07-003979Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – r/w station Osinki	№ 07-004036Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Zdorovo	№ 07-004038Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Aleshino	№ 07-004043Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Fanernoe – village Yakovka	№ 07-003969Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Fanernoe – village Krasnye Usady	№ 07-004048Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Fanernoe – village Mikhailovo	№07-004047Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Lesnoi kurort – settlement Bystrikha	№ 07-004050Д of 20.07.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Lesnoi kurort – village Shizhma	№ 07-003978Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Maloe Zinovievo – village Malie Prudy	№ 07-004051Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz

Village Polom – village Butaki	№ 07-003977Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kamennoe – village Belye prudy	№ 180-07-1537 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – settlement Makarievo	№ 180-07-1549 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – village Okishino	№ 180-07-1543 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Lazarikha	№ 180-07-1544 of 24.09.2007	Bcforc 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Pogudkino	№ 180-07-1545 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Prudovo	№ 180-07-1546 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Chkalovsk town – village Beguchevo	№ 180-07-1547 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – village Korobikha	№ 180-07-1548 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Beloe – village Gryaznovo	№ 180-07-1542 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolkhovskoe – village Zavidovka	№ 180-07-1636 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – village Fomino	№ 180-07-1526 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – village Golyshevo	№ 180-07-1525 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Shinino	№ 180-07-1476 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Knyaginino town – village Potapovo	№ 180-07-1475 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Yakutino	№ 180-07-1454 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Avtodeevo	№ 180-07-1486 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Niva, ATX – village Pokrovka, building 1	№ 180-07-1453 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Shadrino	№ 180-07-1555 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Poretskoe	№ 180-07-1554 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Zelenye gori – village Borisovo Pole	№ 180-07-1564 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-

			308,0MHz
Village Krutoi Maidan – village Kostino	№ 180-07-1563 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Novyi Mir – settlement Ravenstvo	№ 180-07-1562 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Petlino – village Vaz'yan	№ 180-07-1561 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Orel	№ 180-07-1560 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Gari	№ 180-07-1556 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Naumovo – settlement Borikha	№ 180-07-1536 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Chevakhlei	№ 180-07-1557 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Bukalei	№ 180-07-1558 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Strelka	№ 180-07-1559 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Khokhloma – village Ermilovskaya	№ 180-07-1534 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Semino – village Glibino	№ 180-07-1535 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Balakhna town – village Lyapunikha	№ 306-07-1631 of 16.10.2007	Before 15.10.2017	343,5-344,0/307,5-308,0MHz
Balakhna town – village Lipovka	№ 360-07-1630 of 16.10.2007	Before 15.10.2017	343,5-344,0/307,5-308,0MHz
Village Belbazh – village Moklovka	№ 180-07-1538 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Prosek – village Khokhlovka	№ 180-07-1539 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Prosek – village Selskaya Maza	№ 180-07-1540 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Sosnovka	№ 180-07-1553 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Rakhmanovo	№ 180-07-1552 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Beloe – village Belozery	№ 180-07-1541 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – settlement Chistoe	№ 180-07-1528 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Vershilovo – village Kosyakovo	№ 180-07-1527 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Dosadino	№ 180-07-1550 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – settlement Annenskyi Karier	№ 180-07-1551 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Akaty – village Bolshie Belolugi	№ 180-07-1325 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Akaty – villagc Bolshic Kuliki	№ 180-07-1324 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Malaya Poldnevaya – settlement Komsomolskyi	№ 180-07-1320 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Svecha – village Soromotnaya	№ 180-07-1319 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnogor – village Malaya Berezovka	№ 180-07-1318 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Staraya Rutka – village Tanaika	№ 180-07-1279 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Staraya Rutka – village Sysui	№ 180-07-1278 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Shchenniki – village Malaya Usta	№ 180-07-1277 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pestovo – village Glubokovo	№ 180-07-1276 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Khmelevitsy – village Maloe Petrovo	№ 180-07-1327 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Khmelevitsy – village Bolshoe Matveevo	№ 180-07-1326 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sosnovka – village Topkino	№ 180-07-1291 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pestovo – village Zagulyaevo	№ 180-07-1275 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuglanur – village Zykovo	№ 180-07-1286 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pozdeevo – settlement Krasnaya Gorka	№ 180-07-1285 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pozdeevo – village Maloe Zverevo	№ 180-07-1284 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pozdeevo – village Postash	№ 180-07-1283 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Sharanga – village Kacheevo	№ 180-07-1282 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-

			308,0MHz
Settlement Sharanga – village Chernomuzh	№ 180-07-1281 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Bolshoe Gorevo – village Pochinok Polovinnyi	№ 180-07-1307 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Bolshoe Gorevo – village Rogovo	№ 180-07-1306 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ar'ya – village Maximovka	№ 180-07-1305 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ar'ya - village Bolshaya Elkhovka	№ 180-07-1304 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ar'ya – village Bolshoe Pesochnoe	№ 180-07-1303 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ar'ya – village Tarbeevo	№ 180-07-1302 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ar'ya – village Malaya Ar'ya	№ 180-07-1301 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Uren town – settlement Atazik	№ 180-07-1300 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mineevo – settlement Lesokombinata	№ 180-07-1299 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Karpunikha, ATX – village Sadomovo	№ 180-07-1298 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Obkhod – village Shirokovo	№ 180-07-1297 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kodochigi – village Lomina	№ 180-07-1314 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kodochigi – village Miryanga	№ 180-07-1315 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Selki – village Romachi	№ 180-07-1316 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Bolshie Ashkaty	№ 180-07-1309 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Vyakshener	№ 180-07-1310 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Mayaki	№ 180-07-1311 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Pismener	№ 180-07-1312 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Sukhoi Ovrag	№ 180-07-1313 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Settlement Shaigino – village Lopatino	№ 180-07-1308 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Sharanga – village Paidushevo	№ 180-07-1280 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Smagino – village Sof'ino	№ 180-07-1402 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Bakaldy – settlement Vishenki	№ 180-07-1401 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Bakaldy – settlement Gremyachii	№ 180-07-1400 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yagubovka – settlement Vozrozhdenie	№ 180-07-1399 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yagubovka – village Suradeevo	№ 180-07-1398 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Buturlino – village Filippovo	№ 180-07-1397 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Buturlino – settlement Krasnaya Glinka	№ 180-07-1396 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Yakshun – village Knyazh-Pavlovo	№ 180-07-1395 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Yakshun – village Malaya Yakshun	№ 180-07-1394 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Yakshun – village Naumovo	№ 180-07-1393 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Yakshun – village Chembasovo	№ 180-07-1392 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tartaley – village Bukalei	№ 180-07-1391 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Uvarovo – settlement Mary	№ 180-07-1390 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Uvarovo – village Moksa	№ 180-07-1389 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ketros – village Altyshevo	№ 180-07-1388 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pergalei – village Malinovka	№ 180-07-1387 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bornukovo – village Puzyrikha	№ 180-07-1386 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Valgasy – village Mar'ino	№ 180-07-1385 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kremnitskoe – village Vysokovo	№ 180-07-1384 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-

			308,0MHz
Village Kamenishchi – village Chernukha	№ 180-07-1383 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Akaty – village Klin	№ 180-07-1323 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Syava – village Doron'kino	№ 180-07-1322 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Petrovo – village Sinchuvazh	№ 180-07-1321 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Muzya – village Izval	№ 180-07-1317 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Shakhuniya town – pochinok Morozovskyi	№ 180-07-1328 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Berezovka	№ 180-07-1493 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Alexandrovka	№ 180-07-1494 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Dokukino	№ 180-07-1435 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Mechasovo	№ 180-07-1436 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Sosnovka	№ 180-07-1437 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – Village Rizadeevo	№ 180-07-1438 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Lipelei	№ 180-07-1439 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Pashutino	№ 180-07-1440 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Kologreevo	№ 180-07-1441 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – settlement Ideal	№ 180-07-1442 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Vasheevo	№ 180-07-1478 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Yagodnaya	№ 180-07-1479 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Spirino	№ 180-07-1480 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Podozhgino	№ 180-07-1481 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Solomaty – village Gladyshi	№ 180-07-1482 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Bolshoe Yakunino	№ 180-07-1483 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Levino	№ 180-07-1484 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Bobrovo	№ 180-07-1485 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Knyaginino town – village Vadskaya	№ 180-07-1456 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Knyaginino town – village Slotino	№ 180-07-1457 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Knyaginino town – village Oselok	№ 180-07-1458 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Mitenikha	№ 180-07-1459 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Khokhary	№ 180-07-1460 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Poptsovo	№ 180-07-1461 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Kruttsy	№ 180-07-1462 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Okhotino	№ 180-07-1429 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Nikitino	№ 180-07-1430 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Volkovo	№ 180-07-1431 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Vaulino	№ 180-07-1432 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Myakotino	№ 180-07-1433 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Sobolevo	№ 180-07-1434 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Belka – village Bazhulino, building 1	№ 180-07-1463 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ostrovskoe – village Rogovo	№ 180-07-1464 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Troitskoe – village Zolotukha	№ 180-07-1465 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kremnitskoe – village Irzhino	№ 180-07-1466 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-

			308,0MHz
Village Letnevo – village B.Shipilovo	№ 180-07-1443 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Letnevo – village Belavino	№ 180-07-1444 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Letnevo – village Semovo	№ 180-07-1445 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Len'kovo – village Gugino	№ 180-07-1446 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Len'kovo – village Negonovo	№ 180-07-1447 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Len'kovo – village Kurbatikha	№ 180-07-1448 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Berendeevka – village Saurovo	№ 180-07-1449 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Berendeevka – village Volchikha	№ 180-07-1450 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnyi Oselok – village Komarikha	№ 180-07-1451 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Barmino – settlement Anatolievka	№ 180-07-1452 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vyazovka – village Prudy	№ 180-07-1336 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vyazovka – village Korzhakovo	№ 180-07-1337 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vyazovka – village Tipaiki	№ 180-07-1338 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village B.Sodomovo – village Prytkovo	№ 180-07-1339 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village B.Sodomovo – village Cherdaki	№ 180-07-1340 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village B.Sodomovo – village Zakharovo	№ 180-07-1341 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pakhutino – village Kroshilovo	№ 180-07-1342 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village B.Larionovo – village Maloe Sidorovo	№ 180-07-1343 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonkino – village Shvetskoe	№ 180-07-1344 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonkino – village Dvoeglazovo	№ 180-07-1345 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Polyanskyi – village Korypalovo	№ 180-07-1346 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Stepanovskoe – village Mikhailov	№ 180-07-1347 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village B.Sidorovo – village Bolshie Zelenye Luga	№ 180-07-1348 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Fedorovskoe	№ 180-07-1335 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Morozikha	№ 180-07-1330 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Isaikha	№ 180-07-1331 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Kamenka	№ 180-07-1332 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Maevka	№ 180-07-1333 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pustosh – village Chukhlomka	№ 180-07-1329 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Novouspenskoe – village Zolotoe	№ 180-07-1334 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Fedena	№ 180-07-1477 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kamennoe – village Belye Prudy	№ 180-07-1537 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – settlement Makarievo	№ 180-07-1549 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – village Okishino	№ 180-07-1543 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Lazarikha	№ 180-07-1544 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Pogudkino	№ 180-07-1545 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Prudovo	№ 180-07-1546 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Chkalovsk town – village Beguchevo	№ 180-07-1547 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – village Korobikha	№ 180-07-1548 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Beloe – village Gryaznovo	№ 180-07-1542 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolkhovskoe – village Zavidovka	№ 180-07-1636 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-

			308,0MHz
Village Vershilovo – village Fomino	№ 180-07-1526 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – village Golyshevo	№ 180-07-1525 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Shinino	№ 180-07-1476 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Knyaginino town – village Potapovo	№ 180-07-1475 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Yakutino	№ 180-07-1454 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Avtodeevo	№ 180-07-1486 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Neva – village Pokrovka	№ 180-07-1453 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Shadrino	№ 180-07-1555 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Poretskoe	№ 180-07-1554 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Orel	№ 180-07-1560 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Gari	№ 180-07-1556 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Chuvakhlei	№ 180-07-1557 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Bukalei	№ 180-07-1558 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Strelka	№ 180-07-1559 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Sosnovka	№ 180-07-1553 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Rakhmanovo	№ 180-07-1552 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Dosadino	№ 180-07-1550 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – settlement Annenskyi karier	№ 180-07-1551 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Zelenye Gori – village Borisovo pole	№ 180-07-1564 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krutoi Maidan – village Kostino	№ 180-07-1563 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Settlement Novyi Mir – settlement Ravenstvo	№ 180-07-1562 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Petlino – village Vaz'yan	№ 180-07-1561 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Naumovo – settlement Borikha	№ 180-07-1536 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Khokhloma – village Ermilovskaya	№ 180-07-1534 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Semino – village Glibino	№ 180-07-1535 of 24.09.2007	Bcforc 23.09.2017	343,5-344,0/307,5-308,0MHz
Balakhna town – village Lyapunikha	№ 180-07-1631 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Balakhna town – village Lipovki	№ 180-07-1630 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Belbazh – village Moeklovka	№ 180-07-1538 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Prosek – village Khokhlovka	№ 180-07-1539 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Prosek – village Selskaya Maza	№ 180-07-1540 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Beloe – village Belozery	№ 180-07-1541 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – settlement Chistoe	№ 180-07-1528 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – village Kosyakovo	№ 180-07-1527 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Penza oblast			
Village Kazarka – village Novikovka, Village Kazarka – village Tuynar, Settlement Sura – village Pavlovka, Nikolsk town – village M.Polyana, Village Mezhdurechie – village Pokrovka	№ 06-001382Д of 03.05.2006	Before 02.05.2016	343,5-344,0/307,5-308,0MHz
Salgany – village Akulinino	№ 06-003152Д of 26.08.2006	Before 27.08.2016	343,5-344,0/307,5-308,0MHz
Serdobsk town – village Meshcherskoe	№ 06-002636Д of 10.07.2006	Before 09.07.2016	343,5-344,0/307,5-308,0MHz
Settlement Sura – village Pavlovka	№ 07-004403Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Koloyar – village Kaurets	№ 07-004407Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Belyn – settlement Vyazovyi	№ 07-004405Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz

Village Golitsyno – settlement Dubki	№ 07-004397Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Pachelma – village Troitskoe, crossing point Vyglyadovka, settlement Vladychkino, settlement Krasnye ozera, settlement Podgornyi, crossing point Pyatnitskoe	№ 07-004404Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Seryi Kluch – village Staraya Nyavka	№ 07-004408Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Verkhnyi Lomov – village Zamuravskie Vyselki, village Endashevka	№ 07-004401Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Kazarka – village Tyunyar	№ 07-004402Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Arshinovka – village Razhki, settlement Srednyi, village Kobyaki	№ 07-004398Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Novaya Pyatina – village Krivozerie	№ 07-004400Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Nizhny Lomov – village Gai	№ 07-004399Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Shelaleika	№ 07-004415Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Tamala – village Khmyrovo	№ 07-004411Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Virga – settlement Dmitrievskyi	№ 07-004409Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Svishchenka – village Kanishchevo, village Srednerechie	№ 07-004410Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Varvarino – village Voinovo	№ 07-004414Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Malaya Sergeevka – village Kashirovka, village Annino	№ 07-004412Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Sannikovo – village Mosolovo	№ 07-004413Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Kerra – settlement Podgornyi	№ 07-004417Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Mezhdurechie – village Pokrovka	№ 07-004406Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Novyi Valovai – village Staryi Valovai	№ 07-004416Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoi Michkas – village Leshchinovo	№ 07-004418Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Staraya Yaksarka – settlement Rango-Lis'ma	№ 180-07-1568 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Alexeevka – village Churdyumka	№ 180-07-1585 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Alexeevka – village Kruglovka	№ 180-07-1584 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Koldaiss – settlement Ivanovka	№ 180-07-1569 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Permievo – village Maloe Permievo	№ 180-07-1565 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Peschanka – village Arapino	№ 180-07-1567 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Suleimanovka – farm yard Stupishino	№ 180-07-1566 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernoyar – settlement Vas'kin Bor	№ 180-07-1357 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernoyar – settlement Golybtsy	№ 180-07-1358 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kirillovo – settlement Nikitovka	№ 180-07-1364 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Userdino – village Peshenskoe	№ 180-07-1359 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Userdino – village Generalovo	№ 180-07-1360 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Morsovo – village Mikhailovka	№ 180-07-1361 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnaya Dubravna – village Lachinovo	№ 180-07-1362 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnaya Dubravna – village Andreevka	№ 180-07-1363 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Otorma – r/w station Dashkovo	№ 180-07-1365 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Otorma – settlement Novaya Stefiya	№ 180-07-1366 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Otorma – village Lebedyanka	№ 180-07-1367 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Otorma – settlement Krasnaya Zvezda	№ 180-07-1368 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Zametchino – village Grafinino	№ 180-07-1369 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vadinsk – village Russkaya Shurinovka	№ 180-07-1382 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vadinsk – village Shcherbakovka	№ 180-07-1381 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vybornoe – village Sudakaevka	№ 180-07-1380 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vybornoe – village Snokhovka	№ 180-07-1379 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kargalei – village Ol'gino	№ 180-07-1378 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Kotel – village Aksenovka	№ 180-07-1377 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Rtishchevo – village Pol'naya Krutovka	№ 180-07-1376 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Luka – village Kurilovka	№ 180-07-1375 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kopovka – village Krasnaya Polyana	№ 180-07-1374 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Rakhmanovka – village Dubasovo	№ 180-07-1373 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Rakhmanovka – village Snokhino	№ 180-07-1372 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sergo-Polivanovo	№ 180-07-1371 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tatarskaya Laka – village Chudovka	№ 180-07-1370 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Chamzinka – village Kamenka	№ 180-07-1422 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Medaevo – village Kamenskyi	№ 180-07-1421 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Medaevo – village Lyulya	№ 180-07-1420 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Pashkovo – village Veselaya	№ 180-07-1355 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernoyar – village Chernopolesie	№ 180-07-1356 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ryanza – village Zhdanovka	№ 180-07-1352 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ryanza – village Lesnoe	№ 180-07-1351 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Saltykovo – settlement Zavodskoi	№ 180-07-1350 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Rossiya – village Nilovka	№ 180-07-1349 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Pachelma – village Pokrovka	№ 180-07-1274 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Novaya Tolkovka – village Novaya Studenka	№ 180-07-1273 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Obval – village Maslovka	№ 180-07-1293 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Obval – village Nevezhkino	№ 180-07-1294 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tamala – village Ozerki	№ 180-07-1295 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sannikovka – village Pletnevka	№ 180-07-1296 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Podgornoe – village Pokrovskoe	№ 180-07-1287 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sosnovka – settlement Zalivnoi	№ 180-07-1288 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sosnovka – settlement Ryazanovka	№ 180-07-1289 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Timiryazevo – r/w station Khutor	№ 180-07-1290 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Bashmakovo – village Belozerka	№ 180-07-1292 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Morsovo – village Nikolskoe	№ 180-07-1353 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Pashkovo – settlement Krym	№ 180-07-1354 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Verkhnie Polyany – village Gai-Sharapino	№ 415-07-0155Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Lermontovo – village Shchepot'evo	№ 415-07-0153Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Lermontovo – village Podsot	№ 415-07-0152Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Lermontovo – village Mikhailovka	№ 415-07-0151Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Kamenka town – r/w station Adikaevka	№ 415-07-0150Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Kamenka town – village Novaya Esineevka	№ 415-07-0148Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Kamenka town – village Staraya Esineevka	№ 415-07-0149Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Syadra	№ 415-07-0156Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Novaya Kashtanovka	№ 415-07-0158Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Staraya Kashtanovka	№ 415-07-0159Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Ozerki	№ 415-07-0157Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Tolstovo	№ 415-07-0162Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Verkhi – settlement Raduga	№ 415-07-0147Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Argamakovo – village Serzhino	№ 415-07-0154Д of 05.12.2007	Before 04.12.2007	343,5-344,0/307,5-308,0MHz
Village Svishchevka – village Rodno-Bondovka	№ 415-07-0164Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Svishchevka – village Bondovka	№ 415-07-0163Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz

Village Svishchevka – village Lyagushovka	№ 415-07-0160Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Shiryaevo – village Pokhvistnevo	№ 415-07-0161Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Kargalei – village Markino	№ 180-07-1608 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kirillovo – settlement Krasnaya Sushka	№ 180-07-1607 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Kuznetsk town – village Trakhaniotovo	№ 180-07-1606 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Sursk town – r/w station Nikonovo	№ 180-07-1601 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Shugurovo – village Novopolyanskoe	№ 180-07-1600 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Arkhangelskoe – village Ukrainka	№ 180-07-1602 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Lesnoi V'yas – settlement Lugovoi	№ 180-07-1616 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Lunino – settlement Berezovskyi	№ 180-07-1615 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Il'mino – village Nechaevka	№ 180-07-1637 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Il'mino – village Chernyaevka	№ 180-07-1638 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Il'mino – village Gremyachevka	№ 180-07-1639 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kazarka – village Novinovka	№ 180-07-1636 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mezhdurechie – village Usovka	№ 180-07-1641 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mezhdurechie – village Krasnoe	№ 180-07-1642 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnopolie – village Veselopolie	№ 180-07-1604 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tataro-Nikolskoe – village Kashaevka	№ 180-07-1603 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Kirdyashevo – village Kazenchik	№ 180-07-1575 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pot'ma – village Kul'manovka	№ 180-07-1589 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoi V'yas – village Bolshoi Klyuch	№ 180-07-1613 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Naskaftym – village Piksankino	№ 180-07-1573 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tsarevshchino – village Malinovka	№ 180-07-1595 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Tsarevshchino – village Belogorka	№ 180-07-1593 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernozerie – settlement Pot'minskyi	№ 180-07-1596 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernozerie – settlement Yasnaya Polyana	№ 180-07-1597 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernozemie – settlement Novaya Polyana	№ 180-07-1594 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Nizhnyi Myval – village Verkhnyi Myval	№ 180-07-1598 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yurlovo – village Pankratovka	№ 180-07-1588 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yurlovo – village Pichuevka	№ 180-07-1586 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yurlovo – village Elizino	№ 180-07-1587 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Uspenskoe – village Fatuevka	№ 180-07-1592 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yakovlevka – farm yard Krutoi	№ 180-07-1576 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sosnovka – settlement Vtoroe otdelenie	№ 180-07-1577 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Sazanie – settlement Krugloe	№ 180-07-1578 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Koltovskoe – village Lipyagi	№ 180-07-1579 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bessonovka – village Sergeevka	№ 180-07-1605 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Il'mino – village Alexandrovka	№ 180-07-1571 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kargaleika – village Boryatino	№ 180-07-1572 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Naskaftym – village Neklyudovo	№ 180-07-1574 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Nochka – village Novoarapovka	№ 180-07-1643 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Nochka – village Zaborovka	№ 180-07-1644 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Koldaiss – village Vilyaevka	№ 180-07-1570 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Beketovka – village Ivanovka	№ 180-07-1609 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnaya Gorka – village Lachinovka	№ 180-07-1580 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pichileika – village Kafdaflei	№ 180-07-1581of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Syuzyumskoe – village Malaya Sadovka	№ 180-07-1582 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Syuzyumskoe – village Baluk	№ 180-07-1583 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolotnikovo – village Nazarievka	№ 180-07-1611 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolotnikovo – village Suvorovo	№ 180-07-1612 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolotnikovo – village Nadezhdinka	№ 180-07-1610 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Lunino – village Cherteim	№ 180-07-1614 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Shugurovo – village Ozerki	№ 180-07-1599 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Uspenskoe – village Kera	№ 180-07-1591of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pot'ma – settlement Oktyabr	№ 180-07-1590 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Staraya Yaksarka – settlement Rango-Lis'ma	№ 180-07-1568 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Alexeevka – village Chupdyumka	№ 180-07-1585 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Alexeevka – village Kruglovka	№ 180-07-1584 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Koldaiss – settlement Ivanovka	№ 180-07-1569 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Permievo – village Maloe Permievo	№ 180-07-1565 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Peschanka – village Arapino	№ 180-07-1567 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Suleimanovka – farm yard Stupishino	№ 180-07-1566 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Permievo – village Kerenka	№ 446-07-0194Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Village Kamenka – village Pominaevka	№ 446-07-0195Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Mordovia Republic			
Radio-TV Transmitting Center's tower – settlement Usypkino	№ 07-004302Д of 04.06.2007	Before 03.06.2017	343,5 -344/307,5-308MHz
Radio-TV Transmitting Center's tower – village Zasechnaya Sloboda	№ 07-004301Д of 04.06.2007	Before 03.06.2017	343,5 -344/307,5-308MHz
Village Staroe Shaigovo – village Kivchei, village Nadezhdinka, village Novaya Terizmorga, settlement Klad, village Mizeryan, village Ozhga 2-nd, settlement Rovnyi, village Sarga	№ 07-003226Д of 04.06.2007	Before 03.06.2017	307;434

Village N.Alexandrovka –village Veryakushi, village Gavrilovka, settlement Kuvai	№ 07-003548Д of 04.06.2007	Before 03.06.2017	307;434
Settlement Shiringushi – village Mordovskaya Kozlovka, village Lesnoi Bor	№ 07-003606Д of 04.06.2007	Before 03.06.2017	307;434
Ruzaevka town – village Popovka	№ 07-0041227Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – settlement Krasnyi Ugol	№ 07-004126Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Apraksino – village Obukhovka	№ 07-003912Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Picheury – village Repakushi	№ 07-003932Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Chamzinka – village Sokolov Gart	№ 07-003929Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Picheury – village Sokolov Gart	№ 07-003933Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Michurino – village Zheleznyi	№ 07-003930Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Apraksino – village Semenovka	№ 07-003921Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Chamzinka – village Al'za	№ 07-003925 of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town, Stanislavsky street – settlement Dobrovolnyi	№ 07-004123Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Kulisheika	№ 07-004121Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Mikhailovka	№ 07-004124Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Medvedovka	№ 07-004125Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Bulgaki	№ 07-004129Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Mordovskaya Polyanka	№ 07-004128Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Trofimovshchina – village Kiselikha	№ 07-003920Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romanovo – village Alexandrovskyi	№ 07-003918Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Teplovka	№ 07-004122Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Grabovka	№ 07-003902Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Shilnikovo	№ 07-003919Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Sabaevo – settlement Maidan	№ 07-003904Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Kavtrovka	№ 07-003908Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Kozlovka	№ 07-003916Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurmachkasy – village Vasilievka	№ 07-003898Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Saransk town – settlement Pushkino	№ 07-003911Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Russkoe Baimakovo – village Mordovskoe Baimakovo	№ 07-003899Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khovanshchina – village Kulikovka	№ 07-003917Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Russkoe Baimakovo – village Novyi Usad	№ 07-003915Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kochkurovo – village Teplovka	№ 07-003926Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Novouralets – village Pekhotnoe	№ 07-004361Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Marxsovskyi – settlement Matveevka, village Novodezhkino – settlement Sredneuralskyi, village Alexeevka – village Romashkino	№ 07-004358Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Insarskyi district, Radio-TV Transmitting Center's	№ 07-004300Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz

tower – village Vasina Polyana			
Insarskyi district, Radio-TV Transmitting Center's tower – village Russkoe Yandovishche	№ 07-004303Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – village Kolomasovo	№ 180-07-1428 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – village Malaya Shoksha	№ 180-07-1427 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – village Kolyaevo	№ 180-07-1426 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – settlement Zavod	№ 180-07-1425 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – village Beloramino	№ 180-07-1424 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – settlement Vyazhga	№ 415-07-0103Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Ichalki – settlement Kamchatka	№ 180-07-1423 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Temnikov town – village Aisino	№ 180-07-1403 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Temnikov town – village Staroe Avkimanovo	№ 180-07-1405 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Temnikov town – settlement Obrochnoe	№ 180-07-1404 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Ichalki – KicheVir	№ 415-07-0107Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Ichalki – M.Ichalki	№ 415-07-0108Д of 05.12.2007	Before 04.12.2007	343,5-344,0/307,5-308,0MHz
Yavas – Ozernyi	№ 415-07-0104Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Zhuravkino – Kruglyi	№ 415-07-0105Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Achadovo – Chufarovo	№ 415-07-0106Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Temnikov town – Satis town	№ 48-08-0129Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Ruzaevka town – settlement Zagornyi	№ 48-08-0123Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Dubenki – settlement Krasnye Luga	№ 48-08-0128Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Lobaski – settlement Gavaevo	№ 48-08-0121Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Kozlovka – village Fedorovka	№ 48-08-0120Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Settlement Atyashevo – village Chamzinka	№ 48-08-0119Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Bulgakovo – village Staraya Nechaevka	№ 48-08-0124Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Bulgakovo – village Nechaevka	№ 48-08-0125Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Kochkurovo – village Novosel'tsovo	№ 48-08-0126Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Bulgakovo – village Durasovo	№ 48-08-0127Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Village Beregovye Syresi – settlement Barakhmanovskoe	№ 48-08-0130Д of 04.02.2008	Before 03.02.2018	343,5-344,0/307,5-308,0MHz
Ardatov – Fedorovka	№ 89-08-0215Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz
Atyashevo – Dady	№ 89-08-0216Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz
Ardatov – Krasnaya Polyana	№ 89-08-0214Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz
Ardatov – Svetotekhnika	№ 89-08-0212Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz
Ardatov – Basovo	№ 89-08-0213Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz
Atyashevo – Boboedovo	№ 89-08-0218Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz
Atyashevo – Orlovka	№ 89-08-0217Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz
Ichalki – Pavlovka	№ 89-08-0219Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz
Ichalki – Yazykovka	№ 89-08-0220Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz
Ichalki – Kochkari	№ 89-08-0222Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz
Ichalki – Varvarovka	№ 89-08-0221Д of 27.02.2008	Before 26.02.2018	343,5-344,0/307,5-308,0MHz

The Republic of Mariy-El			
Settlement Kilemary – village Aktayuzh	№ 06-005461Д of 04.12.2006	Before 03.12.2016	343,5-344,0/307,5-308,0MHz
Ioshkar Ola town – village Elemuchash	№ 06-003348Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – village Udyurma	№ 06-003263Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Novyi Toriyal, Yubileinaya street 7 – settlement Novyi Toriyal, Yubileinaya street 15	№ 07-000907Д of 30.03.2007	Before 29.03.2017	343,5-344,0/307,5-308,0MHz
Village Pamiyaly – settlement Maiskyi	№ 06-003261Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Pamiyaly – settlement Maiskyi	№ 06-003262Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Nezhnur – village B.Shuduguzh	№ 06-003347Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozlovets	№ 06-003448Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kuzmino	№ 06-003202Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Karasiayary	№ 06-003264Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Kokshaisk – settlement Chernoe Ozero	№ 05-021917 of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
Village Mariino – settlement Kozikovo	№ 06-003343Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Shoibulak – gardens "Saturn"	№ 12-14-3/1242 of 23.07.2002	Before 23.07.2007	343,5-344,0/307,5-308,0MHz
Settlement Ioshkar-Ola – settlement Lesnoi	№ 06-006483Д 10.01.2007	Before 10.01.2007	343,5-344,0/307,5-308,0MHz
Kozmodemiyansk town – village Shary	№ 05-021914 of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
Village Semisola – village Petrovskoe	№ 06-003349Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Pristantsionnyi, village Totskoe, village Kirsanovka	№ 06-002250Д of 09.06.2006	Before 08.06.2016	343,5-344,0/307,5-308,0MHz
Mednogorsk town	№ 06-002196Д of 07.06.2006	Before 06.06.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozikovo	№ 06-001230Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Nezhnur – village M. Shuduguzh	№ 06-001211Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mari-Sola – village Ioshkar-Pomash	№ 06-001219Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mari-Sola – village Zarechka-Ona	№ 06-001212Д of 18.04.2006	Before 27.04.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Iksha	№ 06-001213Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Yuriino – village Polyana	№ 06-001218Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Yurkino – village Karas'yary	№ 180-07-1629 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – settlement Kumiaya	№ 06-003346Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – village Toidakovo	№ 06-011976Д of 20.09.2006	Before 19.09.2016	343,5-344,0/307,5-308,0MHz
Settlement Krasnogorskyi – village Oshutyaly	№ 07-001318Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Zvenigovo town – village Chuvash-Otary	№ 07-001319Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kokshaisk – village Markitan	№ 07-001324Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kokshaisk – village Dolgaya Staritsa	№ 07-001322Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kokshaisk – village Urzhumka	№ 180-07-1517 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kokshamary – village Ivanbelyak	№ 07-001316Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz

Village Kokshaisk – village Chernoe Ozero	№ 07-001323Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kuzhmara – village Nuktuzh	№ 07-001321Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kokshamary – village Lipsha	№ 07-001325Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Chirki – village Kordemka	№ 07-001317Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Settlement Orshanka – village Pavlovskyi	№ 07-001314Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Settlement Orshanka – village Yagodka	№ 07-001313Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Staroe Kreshcheno – village Il'inka	№ 07-001310Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Shordur – village Petrovskoe	№ 07-001311Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Polevaya – village Pekoza	№ 07-001312Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Vasil'evskoe – village Kugai	№ 180-07-1618 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vasil'evskoe – village Nikolskaya Sloboda	№ 180-07-1617 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vasil'evskoe – village Abrosimovo	№ 180-07-1620 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – settlement Kozikovo	№ 180-07-0932 of 24.07.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozlovets	№ 180-07-1623 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – village Podgornoe	№ 180-07-1627 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Pamiyaly – village Togashevo	№ 180-07-1471 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Pamiyaly – settlement Maiskyi	№ 180-07-1472 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ershovo – village Yuksary	№ 180-07-1473 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ershovo – village Alataikino	№ 180-07-1498 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Nuzhnur – village Vaseni	№ 180-07-1474 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi Most – settlement Kuzhinskyi	№ 180-07-1524 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sheklyanur – settlement Starozhilsk	№ 180-07-1523 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sheklyanur – village Argamach	№ 180-07-1522 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pomary – village Pekoza	№ 180-07-1521 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Valtovo – village Salavir	№ 180-07-1529 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Valtovo – village Bobrovka	№ 180-07-1530 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Gavrilovka – village Grachikha, building 2	№ 180-07-1531 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Gavrilovka – village Maximovo	№ 180-07-1532 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Shadrino – village Ovsyannikovo	№ 180-07-1533 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Turkushi	№ 180-07-1506 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Shchetochnoe	№ 180-07-1507 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Kanerga	№ 180-07-1487 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Vishnevaya	№ 180-07-1488 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Karmaleika	№ 180-07-1489 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Kudlei	№ 180-07-1490 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Gari	№ 180-07-1491 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Kavlei	№ 180-07-1492 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Mukhtolovo – raz'ezd Venets	№ 180-07-1508 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Mukhtolovo – settlement Krasnaya Rechka	№ 180-07-1509 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Mukhtolovo – village Sakony	№ 180-07-1510 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Settlement Voskresenskoe – settlement Krutets	№ 180-07-1511 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Navashino town – village Knyazevo	№ 180-07-1512 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Navashino town – village Bezvernikovo	№ 180-07-1513 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Valtovo – village Kistanovo	№ 180-07-1514 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Valtovo – village Rumasovo	№ 180-07-1515 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sidelnikovo – village Lipsha	№ 180-07-1518 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sidelnikovo – settlement Chernoe Ozero	№ 180-07-1519 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sidelnikovo – settlement Chernoe Ozero	№ 180-07-1520 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sidelnikovo – village Ivanbelyak	№ 180-07-1516 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sidelnikovo – village Dolgaya Staritsa	№ 180-07-1505 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi Most – village Shaptunga	№ 180-07-1496 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi Most – settlement Shusher	№ 180-07-1497 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – settlement Kuzmino	№ 180-07-1622 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kruglovo	№ 180-07-1624 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – village Iksha	№ 180-07-1628 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kromka	№ 180-07-1619 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Vizim'yary – village Kuplonga	№ 180-07-1467 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Vizim'yary – village Bolshoi Ermuchash	№ 180-07-1468 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Nezhnur – settlement Nezhnurskyi	№ 180-07-1469 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – settlement Aktayuzh	№ 180-07-1470 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pektubaevo – village Shalagino	№ 180-07-1501 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Kozmodemiyansk town – settlement Tri Rutki	№ 180-07-1502 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Kozmodemiyansk town – settlement Shary	№ 180-07-1503 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Troitskyi Posad – village Pokrovskoe	№ 180-07-1504 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Kibeevo – settlement Udyurma	№ 180-07-1495 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ershovo – village Evseikino	№ 180-07-1499 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ershovo – village Cheremukha	№ 180-07-1500 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vasil'evskoe – village Kugai	№ 180-07-1618 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – settlement Kozikovo	№ 180-07-1621 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Pamiyaly – village Togashevo	№ 180-07-1471 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Pam'yaly – settlement Maiskyi	№ 180-07-1472 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ershovo – village Yuksary	№ 180-07-1473 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Nezhnur – village Vaseni	№ 180-07-1474 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi Most	№ 180-07-1524 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sheklyanur – settlement Starozhilsk	№ 180-07-1523 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sheklyanur – village Argamach	№ 180-07-1522 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pomary – village Pekoza	№ 180-07-1521 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Zubovo-Polyana – Dubasovo	№ 446-07-0122Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Zhukovka – Vadovo-sosnovka	№ 446-07-0123Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Orenburg oblast			

Village Novonikolskoe – village Kolychevo, village Mustafieo, village Nikolaevka	№ 06-002138Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Boevaya Gora – farm Korolki, village Elshanka – r/w station Mayachnaya	№ 07-001046Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Krasnyi Yar – village Shutovo	№ 07-001050Д of 26.03.2007	Before 25.03.2008	343,5-344,0/ 307,5-308,0
Village Privolnoe – village Stepnoe, Village Peschanoe, village Lugovoe	№ 07-001047Д of 26.03.2007	Before 25.03.2008	343,5-344,0/ 307,5-308,0
Village Studenoe – village Krestovka, settlement Zazhivnyi	№ 07-001042Д of 26.03.2007	Before 25.03.2008	343,5-344,0/ 307,5-308,0
Settlement Dimitrivskyi – village Sukhodolnyi, settlement Bratskyi, village Filippovka	№ 07-001043Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Donetskoe – village Sudakovka	№ 07-001044Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Adamovka – village Radovka	№ 07-001045Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Settlement Perevolotskyi – farm Samarskyi, village Kapitonovka, farm Vyazovka	№ 07-001048Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Kichkas – village Dolinovka, village Pretoria – village Verkhnyi Kunakbai, village Pretoria – village Kamyshovka, village Pretoria – village Suvorovka	№ 07-001049Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Dobrinka	№ 06-002195Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nesterovka – village Klyuchevka, settlement Novosergievka	№ 06-002209Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Ziyanchurino – village Bash. Kancherovo, village Adaevo – village Starozaitsevo	№ 06-002210Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Ziyanchurovo – r/w station Dubinovka, Gai town – village Ishkinino, village Stepanovka – village Abdrakhmanovo, village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka, village Klyuchevka, village Romanovka, village Zobovo – village Zereklo, village Kolychevo – village Novonikolskoe	№ 07-003232Д of 18.06.2007	Before 17.06.2017	343,5-344,0/ 307,5-308,0
Village Bakaevo – village Zerikla, village Labazy, village Baigorodovka – village Fedorovka, settlement Pervomaiskyi – settlement Maevka, village Taly, settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog, village Sultakai – settlement Maiskyi, settlement Burannyi –	№ 07-003231Д of 18.06.2007	Before 17.06.2017	343,5-344,0/ 307,5-308,0

village Aktynovo			
Village Staroyakupovo, village Boriskino, village Novodezhkino – village Nataliino, village Gorodishche – settlement Chebenki, village Elatomka – village Oktyabrevka, village Kiryushkino	№ 07-003230Д of 18.06.2007	Before 17.06.2017	343,5-344,0/ 307,5-308,0
Village Vasilievka – village Novoselki	№ 06-002139Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Novoselki – village Knyazhevo	№ 07-004365Д of 30.05.2007	Before 29.05.2017	343,5-344,0/ 307,5-308,0
Village Belyaevka – settlement Pravoberezhnyi	№ 06-006562Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Village Aksenkino	№ 06-002194Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Vozdvizhenka – village Irek, village Chernyi Otrog – village Sovetskoe, settlement Saraktash	№ 06-006561Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Village Andreevka – village Fedorovka, village Kurmanaevka – village Mezhdulesie	№ 06-006563Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Village Naryshkino – village Ilev	№ 07-004346Д of 30.05.2007	Before 29.05.2017	343,5-344,0/ 307,5-308,0
Village Sumorievo – village Melsevatovka	№ 07-004353Д of 30.05.2007	Before 29.05.2017	343,5-344,0/ 307,5-308,0
Yasnyi town – village Alasai	№ 06-006564Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Village Alabaital	№ 06-002193Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Fadeevskyi – village Besedeno	№ 06-002140Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Starokutlumbetievo, village Staromukmenevo – village Shamassovka	№ 06-002156Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Dmitrievka, village Egorievka – village Iskra, village Ereminka	№ 06-002154Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nizhnya Vyazovka, village Verkhya Vyazovka	№ 06-002152Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Tashla – village Prokuronovka, village Vyazovoe – village Krynitsa	№ 06-002151Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Gai town – village Khalilovo, Gai town – village Kalinovka	№ 06-002141Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Sorochinsk town	№ 06-002192Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Novotroitsk town	№ 06-003813Д of 06.09.2006	Before 05.09.2007	343,5-344,0/ 307,5-308,0

Village Sukhorechka, village Privolnoe – village Stepnoe	№ 06-003815Д of 06.09.2006	Before 05.09.2007	343,5-344,0/ 307,5-308,0
Buguruslan town – village Ozerovka, Buguruslan town – village Kiryushkino, village Koptyazhevo	№ 06-002153Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Abdulino town – village Novoyakupovo, Abdulino town – village Novyi Tiris	№ 06-002143Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nizhnepavlovka – village Vyazovka, village Arkhangelovka, r/w station Kargala, settlement Yunyi, village Sergievka, village Nikolskoe	№ 06-002155Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Abdulino town, settlement Pervomaiskyi, village Vasilievka, village Stepanovka, village Iskra, settlement Cheremushki	№ 06-002150Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Sol-Iletsk, village Ugolnoe, village Boevaya Gora, village Grigorievka	№ 06-002144Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Pleshanovo – village Yugovka, village Preobrazhenka – village Ibrisovo, village Kinzelka – village Voznesenka, village Podolsk – village Staroyuldashevo	№ 06-002145Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Kamsak, settlement Tselinnyi, village Rannee, village Miroshkino, village Tashla – village Borodinsk	№ 06-002146Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
village Nizhneozernoe, village Studenoe, village Izobilnoe, village Linevka, village Divnopolie – village Zemlyanskoe, village Studenoe – village Krestovka	№ 06-002149Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Novosergievka, village Mustaevo, village Kuvai – village Suzanovo	№ 05-001049Д of 26.12.2005	Before 25.12.2015	343,5-344,0/307,5-308,0MHz
Village Pronkino – village Shestaikino; village Zaviyalovka – Buguruslan town	№ 05-001455Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Village Krasnokholm – village Gainulino	№ 05-001437Д of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
Village Erokhovka – village Petro-Khersonets, village Russko-Ignashkino, village Verkhnee Ignashkino, village Taly, village Lugovoe	№ 05-001473Д of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
River harbor "Rutka"	№ ВП-05817 of 22.12.2005	Before 21.12.2015	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – village Kumiaya	№ 06-003346Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Gai town, village Ishkinino, settlement Novorudnyi, village Kalinovka	№ 56/4210 of 13.10.2003.	Before 13.10.2006 Being extended by Federal Communications Agency	343,5-344,0/307,5-308,0MHz
Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka	№ 06-006357 of 22.01.2007	Before 21.01.2017	37MHz
Village Staroyakupovo, village Boriskino, village	№ 56-876-28 of 27.02.2004	Before 27.02.2007	343,5-344,0/307,5-308,0MHz

Novozherdino, village Nataliino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino			
Village Ziyanchurino – village Dubinovka, Gai town – village Ishkinino, Village Stepanovka – village Abdrakhmanovo Village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka – village Klyuchevka, village Romanovka; village Zobov – village Zeriklo, village Kolychevo – village Novonikolskoe	№ 56-876-27 of 27.02.2004	Before 27.02.2007	343,5-344,0/307,5-308,0MHz
Village Bakaevo – village Zerikla, village Labazy , village Baigorodovka – village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog, village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo	№ 56-876-29 of 27.02.2004	Before 27.02.2007	343,5-344,0/307,5-308,0MHz
Yasnyi town – village Alasai	№ 06-006564 of 17.01.2007	Before 16.01.2017	343,5-344,0/307,5-308,0MHz
Village Grigorievka – village Vozrozhdenie, settlement Kazanka	№ 07-003296Д of 04.06.2007	Before 03.06.2017	343,5-344,0/307,5-308,0MHz
Village Pokrovka – village Troitsk, village Ivanovka, village Novoiletsk – settlement Krutie Gorki, village Linevka – village Koblovo, settlement Divnopolie – settlement Zemlyanskyi	№ 07-003227Д of 04.06.2007	Before 03.06.2017	343,5-344,0/307,5-308,0MHz
Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovetskoe – settlement Saraktash	№ 06-006561Д of 17.01.2007	Before 16.01.2017	343,5-344,0/307,5-308,0MHz
Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town – pioneer camp "Volna"	№ 07-000100Д of 30.01.2007	Before 29.01.2017	343,5-344,0/307,5-308,0MHz
Village Andreevka – village Mezhdulesie	№ 06-006563Д of 17.01.2007	Before 16.01.2017	343,5-344,0/307,5-308,0MHz
Village Belyaevka – settlement Pravoberezhnyi	№ 06-006562Д of 17.01.2007	Before 16.01.2017	343,5-344,0/307,5-308,0MHz
Village Ushkaty – village Bogoyavlenka	№ 56-876-172 of 30.06.2004	Before 30.06.2007	343,5-344,0/307,5-308,0MHz
Village Novozhedrino, village Timoshkino, village Novospasskoe – village Starokutlumbetievo	№ 06-003706Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Dobrinka, village Yafarovo – settlement Komsomolskyi	№ 06-003695Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Pogromnoe – village Zhidilovka	№ 06-003692Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Settlement Novosergievka – village Pokrovka, village Verkhnyaya Platonovka	№ 06-003693Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz

Village Grachevka	№ 06-003707Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Novomusino – village Urnyak	№ 06-003699Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Settlement Novoorsk – village Kumak	№ 06-003709Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Vasilievka	№ 06-003700Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Abdulino town, settlement Iskra – village Arkaevka	№ 06-003703Д of 06.09.2006.	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Pleshanovo – village Sredneilyasovo	№ 06-003708Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Dubinovka – village Novosakmarsk	№ 06-003694Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Ponomarevka – village Nauruzovo, village Semenovka, village Sofievka, village Nizhnie Kuzly	№ 06-003756Д of 15.09.2006	Before 14.09.2016	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – village Toidakovo	№ 06-011976 of 20.09.2006	Before 19.09.2016	343,5-344,0/307,5-308,0MHz
Village Novaya Kazanka, village Tupikovka, village Aldarkino, village Shakhmatovka	№ 06-003701Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Vozdvizhenka – village Irek, settlement Saraktash – village Cherkassy	№ 06-003814Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Koptyazhevo – village Kokosheevka, village Nushtaikino	№ 06-003698Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Sekretarka, village Pavlovka, village Starodomoseikino	№ 06-003704Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Sakmara – village Ereminka, village Svetlyi	№ 06-003702Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Romanovka	№ 06-003705Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Ziyanchurino – r/w station Dubinovka, Gai town – village Ishkinino, village Stepanovka 2-nd – village Abdrakhmanovo, village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupovo, village Borisovka – village Klyuchevka, village Romanovka, village Zobovo – village Zereklo, village Kolychevo – village Novonikolskoe	№ 07-003232Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Village Staroyakupovo – village Boriskino, village Novozhedrino – village Nataliino, village Gorodishche – settlement Chebenki, village Elatomka – village Oktyabrevka, village Kiryushkino	№ 07-003230Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Village Bakaevo – village Zerikla, village Labazy , village Baigorodovka – village Baigorodovka, village Fedorovka – settlement Pervomaiskyi; village Maevka – village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog , village Sultakai – settlement Maiskyi, settlement Burannyi – village Aktynovo	№ 07-003231Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Ural – village Zhanatan	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by	343,5-344,0/307,5-308,0MHz

		Rossvyazokhranculture	
Settlement Ural – settlement Rovnyi	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Settlement Novouralsk – village Zaluzhie	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Settlement Veselyi – village Nagumanovka	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Village Furmanovo – village Konnoe	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Village Furmanovo – village Prudy	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Village Uranbash – village Ivanovka	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Village N.Gumbet – village Morozovskoe	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Settlement Suvorovskyi – village Glubinnoe	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Village Troitsk – village Ivanovka	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Sol-Iletsk town – village Mayachnoe	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Village Sergushino – village Kyzyl Yar	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Village Andreevka – village M.Surmet	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Settlement Dimitrovskyi – settlement Bratskyi	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhranculture	343,5-344,0/307,5-308,0MHz
Settlement Dimitrovskyi – settlement Sukhodolnyi	№ 56-876-171 of 30.06.2004	Before 30.06.2007	343,5-344,0/307,5-308,0MHz

		Being extended by Rossvyazokhrancultury	
Village Yudinka – village Bryanchaninovo	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Voskresenovka – village Alexeevka	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Kurmanaevka – village Petrovka	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Settlement Koltubanovskyi – settlement Opytnyi	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Tashla – village Prokuronovka	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Podgorodniya Pokrovka – village Pavlovka Settlement Pervomaiskyi – settlement Svetlogorka Raz'ezd 20 – settlement Chistyi	№ 07-002659Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Chebenki – village Prechistinka Settlement Chebenki – settlement Bylinnyi Settlement Chebenki – settlement Bakalka	№ 07-002660Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Karavainyi – settlement Uzlovoi Village Nezhinka – settlement Aeroport Village Nezhinka – farm yard Medovka	№ 07-002661Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Zubarevka – farm Tsvetnaya Pustosh Settlement Gornyi – village Priyutovo	№ 07-002662Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Shakhtnyi – village Sukhorechka, village Tamar-Utkul, settlement Ulga	№ 07-003297Д of 07.06.2007	Before 06.06.2008	307;343MHz
Village Karpovka – village Nadezhdenka, village Verkhneozernoe – village Romanovka, village Sergievka – settlement Stepnoi, r/w station Aidyrlya – settlement Pervoe Maya, village Sofievka	№ 07-004363Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Marksovskyi – settlement Kurskyi	№ 306-07-1634 of 16.10.2007	Before 15.10.2017	343,5-344,0/307,5-308,0MHz
Village Georgievka – settlement Rosshchepkino, village Cheboksarovo – village Streletsk	№ 306-07-1635 of 16.10.2007	Before 15.10.2017	343,5-344,0/307,5-308,0MHz
Village Dumino – settlement Glazovo	№ 180-07-1409 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
R/w station Zaglyadino – village Verkhnezaglyadino, settlement Chkalovskyi – settlement Sosnovka,	№ 180-07-1410 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz

village Novosultangulovo – settlement Kurbanai, r/w station Zaglyadino			
Settlement Verkhnebuzulukskyi – village Mulyukovo, settlement Yabinnyi, settlement Zagorie	№ 180-07-1271 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Zadorozhnyi – settlement Krylovskyi	№ 180-07-1270 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Yasnogorskyi – settlement Plodorodnyi	№ 180-07-1268 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Nesterovka – village Roptanka	№ 180-07-1269 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Sverdlovskyi – settlement Yuzhnyi, settlement Sverdlovskyi – settlement Ermakovo	№ 180-07-1266 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Proletarka – settlement Komsomolets	№ 180-07-1267 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Sud'bodarovka – village Novoakhmerovo	№ 180-07-1265 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Kinzelka – settlement Alexandrovka	№ 180-07-1257 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Dumino – settlement Glazovo	№ 180-07-1409 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Suvorovskyi – settlement Kubanka, settlement Glubinnyi, village Elkhovka, settlement Druzhnyi	№ 180-07-1419 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Besedino – village Novobogorodskoe, village Vozdvizhenka – settlement Zhatva, village Ponomarevka – village Dmitrievka, village Maximovka – settlement Grachevka, village Ponomarevka – settlement Grigorievka, Village Klyuchevka – village Il'inovka	№ 180-07-1416 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Novodezhdino – village Borovka, settlement Internatsionalnyi	№ 180-07-1417 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Maloyashkino – village Kamenka	№ 180-07-1413 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Staroyashkino – village Kuz'minovka, village Novonikol'skoe – village Kalikino, village Pokrovka	№ 180-07-1415 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Yagodnoe – settlement Revolyutsioner	№ 180-07-1414 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Totskoe – settlement Pervoe Maya	№ 180-07-1418 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Zagorskyi – village Arkhangelovka	№ 180-07-1256 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz

Sorochinsk town – village Spasskoe, settlement Sborskyi	№ 180-07-1411 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Rannee – village Irtek, village Miroshkino, Village Trudovoe – village Kuz'minka	№ 180-07-1407 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Stepnoi – village Pustobaevo, settlement Zhirnov, village Novokamenka – village Maiskoe	№ 180-07-1406 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Chebotarevo – village Barangulovo, village Ziyanchurino – village Novosakmarsk, village Yulgutla	№ 180-07-1412 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Egorovka – village Mikhailovka, settlement Svetlyi – village Vozdvizhenka – village Voznesenka, village Chapaevskoe – village Sokolovskoe	№ 180-07-1633 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Krasnyi Kommunar – village Grebeni, village Sakmara – village Rybkhoz	№ 180-07-1632 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Imangulovo the 2-nd – village Anatolievka, farm yard 8 Brigada, village Bikkulovo – village Kamenka	№ 180-07-1640 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Vasilievka – village Ivanovka, settlement Rossiiskyi – settlement Mikhailovskyi, farm yard Shestimirovskyi	№ 180-07-1626 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Grigorievka – village Ukrainka, settlement Zhilgorodok – 202 raz'ezd, village Verkhnie Cheben'ki – village Stepnye ogni, village Razdolnoe, village Arkhipovka – village Donskoe, village Sankovo, village Zhdanovo	№ 180-07-1630 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Komissarovo – farm yard Maximovskyi, farm yard Noven'kyi	№ 180-07-1625 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Novonikitino – village Mikhailovka, settlement Krasnooktyabrskyi – farm yard Tokari, farm yard Manannikov, village Oktyabrskoe – settlement Vzgorie, farm yard Morozovskyi	№ 180-07-1634 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Makarievka – village Yangiz, settlement Severnyi, village Orlovka	№ 180-07-1631 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Il'inka – village Sentsovka	№ 180-07-1635 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Marksovskyi – settlement Kurskyi	№ 180-07-1634 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Georgievka – settlement Roshchepkino, village Cheboksarovo – village Streletsk	№ 180-07-1635 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Sharlyk – village Maloslobodka, village Sarmanai – settlement Perovka, village Putyatino –	№ 180-07-1272 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz

village Izyak-Nikitino, village Vanyushino, village Preobrazhenka – settlement Vishnevka, village Novogeorgievka			
Settlement Koltubaevskyi – village Elshanka Pervaya, Derzhavino – village Lisiya Polyana, Troitskoe – Preobrazhenka, Krasnaya Slobodka, Zhilinka – Krasnogvardeets, Kinel'chskyi, Matveevka – Staroashirovo	№ 446-07-0176Д of 18.12.2007	Before 17.12.2017	307,5/308,0MHz/343,5-344,0MHz
Vyazovka – settlement Zauralskyi, Krasnokholm – Troitskyi, Nikolskoe – Gorodishche, and others	№ 446-07-0177Д of 18.12.2007	Before 17.12.2017	307,5/308,0MHz/343,5-344,0MHz
Aksakovo – Pilyugino, Polibino – Vishnevka, Russkaya Bokla – Zemskoe, Bestuzhevka – Bugurusla, and others	№ 446-07-0175Д of 18.12.2007	Before 18.12.2007	307,5/308,0MHz/343,5-344,0MHz
Village Arda – village Alataikino	№ 445-07-0405 of 18.12.2007	Before 17.12.2017	165,4250/150,4250MHz
Village Arda – village Yuksary	№ 445-07-0404 of 18.12.2007	Before 17.12.2017	165,4250/150,4250MHz
Village Belousovka – village Andreevka	№ 446-07-0183Д of 18.12.2007	Before 17.12.2017	307,5/308,0MHz/343,5-344,0MHz
Novotroitsk town	№ 48-08-0169Д of 04.02.2008	Before 03.02.2018	307,5/308,0MHz/343,5-344,0MHz
Settlement Kultubaevskyi – settlement Elshanskyi, village Troitskoe – village Motovilovo, Buzuluk town – settlement Kirovskyi	№ 48-08-0173Д of 04.02.2008	Before 03.02.2018	307,5/308,0MHz/343,5-344,0MHz
Village Baigorodovka – village Fedorovskaya, settlement Volzhskyi – village Spiridonovka, village Kurmanaevka – settlement Mezhdulesie, village Perovka, village Labazy – village Savelievka	№ 48-08-0172Д of 04.02.2008	Before 03.02.2018	307,5/308,0MHz/343,5-344,0MHz
Village Aksenkino – village Andreevka, village Yakovlevo – settlement Kamysh, village Mordovo – Dobrino – settlement Pashkino	№ 48-08-0171Д of 04.02.2008	Before 03.02.2018	307,5/308,0MHz/343,5-344,0MHz
Village Pilyugino – settlement Novaya Volyn', village Elatomka – village Lobovka, settlement Berezovyi, village Russkaya Bokla – settlement Zemskov	№ 48-08-0174Д of 04.02.2008	Before 03.02.2018	307,5/308,0MHz/343,5-344,0MHz
Suvorovskoe - Glubinnyi, Adamovka – Vlasovka, Nizhnyi Gumbet – Morozovskoe, Uranbash – Ivanovka, Furmanov – Prudy, Konnoe, Veselyi pervyi – Nagumanovka, Novouralsk – Zaluzhie, Ural – Rovnyi, Zhanatan, Bogoyavlenka - Ushkaty	№ 89-08-0465Д of 27.02.2008	Before 26.02.2018	307,5/308,0MHz/343,5-344,0MHz
Tashla – Prokuronovka, Blagodarnoe – Maiskoe, Koltubanovskyi – Opytnyi, Kurmanaevka – Petrovka, Staromukmenevo – Voskresenovka, Troitskoe – Bryanchanino, Dimitrovskyi – Filipovka, Bratskyi,	№ 89-08-0464Д of 27.02.2008	Before 26.02.2018	307,5/308,0MHz/343,5-344,0MHz

Malyi Surmet – Andreevka, Sergushino – Kzyl Yar, Tsvillinga – Boevaya Gora, Pokrovka - Ivanovka			
Bogoyavlenka – Ushkaty, Dombarovskyi – Karaganda	№ 89-08-0487Д of 27.02.2008	Before 26.02.2018	307,5/308,0MHz/343,5-344,0MHz
Polevoi – Kuzhanberlya, Bogoyavlenka - Razvedka	№ 89-08-0486Д of 27.02.2008	Before 26.02.2018	307,5/308,0MHz/343,5-344,0MHz
Samara oblast			
Village Staryi Maklaush – village Ivanovo-Podbelskoe, village Chelno-Vershiny – village Krivozerikha, village Devlezerkino – settlement Petrovsk	№ 07-004356Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Samara city – village Shelekhmet, Samara city – village Novinki	№ 06-005476Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Zhigulevsk town, village Koshki – village N. Feizullovo, village Elkhovka – village Proleika, village Krasnoe Poselenie – village Troitskaya, village Sukhie Avrali – village Mullovka	№ 06-005376Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Settlement Kutuzovskyi – village Sharovka, r/w station Yakushkino, village Karmalo – Adelyakovo	№ 06-003386Д of 10.08.2006	Before 09.08.2016	343,5-344,0/307,5-308,0MHz
Village Bogdanovka – aul Kazakkhskyi, Kinel town – village M.Malyshevka	№ 06-003384Д of 10.08.2006	Before 09.08.2016	343,5-344,0/307,5-308,0MHz
Village N.Mansurkino, village B.Tolkai, village Starye Sosny, village Chernyi Klyuch	№ 06-003383Д of 10.08.2006	Before 09.08.2016	343,5-344,0/307,5-308,0MHz
Village Erzovka	№ 06-003385Д of 10.08.2006	Before 09.08.2016	343,5-344,0/307,5-308,0MHz
Chapaevsk town, r/w station Prepolovenka, r/w station Zvezda, village Obsharovka	№ 06-004234Д of 27.09.2006	Before 04.10.2012	343,5-344,0/307,5-308,0MHz
Village Strochkino – village Nechaikha	№ 06-000610Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Mikhailovo – Ovsyanka, Mosty, Teplovka	№ 06-006300Д of 25.12.2006	Before 24.12.2016	343,5-344,0/307,5-308,0MHz
Novokuibyshevsk town, village Gorki, village Sytovka, settlement Chapaevskyi, village Vozdvizhenka, village Bolshaya Glushitsa	№ 07-000447Д of 13.02.2007	Before 12.02.2017	343,5-344,0/307,5-308,0MHz
Settlement Yuzhnyi – settlement Tash – Kustiyanovo, settlement Grazhdanskyi, settlement Bogusskyi	№ 07-003668Д of 06.06.2007	Before 05.06.2017	343,5-344,0/307,5-308,0MHz
Samara city – settlement Gavrilova Polyana	№ 07-003830Д of 19.06.2007	Before 18.06.2017	307,5/308,0MHz/343,5-344,0MHz
Village Voskresenka – settlement Zhuravli	№ 07-004039Д of 20.06.2007	Before 19.06.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Chernovskyi – village Belozerki	№ 07-004037Д of 20.06.2007	Before 19.06.2017	307,5/308,0MHz/343,5-344,0MHz
Samara city, settlement Mekhzavod – settlement	№ 07-004368Д of 30.05.2007	Before 29.05.2017	307,5/308,0MHz/343,5-

Yasnaya Polyana, village Kozelki			344,0MHz
Syzran town – village Kashpir, settlement Zhuravlevskyi – settlement Erik, Novorepeevskyi, Pesochnyi, Koshelevka – village Raduzhnoe, Troekurovka, Pesochnoe – Obraztsovyi, Troitskoe - Kuchugovka	№ 393-07-0006Д of 22.11.2007	Before 21.11.2017	307,5/308,0MHz/343,5-344,0MHz
B.Konstantinovka – village Alexeevka, Moiseevka, village B.Romanovka –r/w raz'ezd Rozovka, village Khilkovo – village Ekaterinovka, and others	№ 393-07-0007Д of 22.11.2007	Before 21.11.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Komsomolskyi – village Turgenevka, village Utevka – settlement Kamennyi dol, Neftegorsk – Vetlyanka, Novyi sarbai – settlement Privet, Nikolaevka-2, Krasnosamarskyi – Poplavskyi, Kruglinskyi, Komsomolskyi – Filippovka, Trostyanka, Spiridonovka, Alakaevka – Krasnyi klyuch, Komsomolskyi – Krivaya Luka	№ 393-07-0005Д of 22.11.2007	Before 21.11.2017	307,5/308,0MHz/343,5-344,0MHz
Ulyanovsk oblast			
Village Kundyukovka – village Alexandrovka	№ 06-004107Д of 27.09.2006	Before 26.09.2016	343,8625/307,8625
Village Bolshie Klyuchishchi – village Lomy	№ 06-004106Д of 27.09.2006	Before 26.09.2016	343,9625/307,9625
Village Bolshoe Nagatki – village Solntse	№ 06-004113Д of 27.09.2006	Before 26.09.2016	343,9875/307,9875
Village Mokraya Bugurna – village M.Tsylna	№ 06-004118Д of 27.09.2006	Before 26.09.2016	343,5125/307,5125
Settlement Elkhovoe ozero – village Budenovka	№ 06-004117Д of 27.09.2006	Before 26.09.2016	343,7375/307,7375
Settlement Kemlya of Mordovia Republic	№ 03-12925 of 25.12.2003	Before 01.12.2008	3335, 5225 KHz
Mordovia Republic Village Lyambir, Kovylkino town, Ardatov town, settlement Torbeevo, Ruzaevka town, village Atyashevo, village B.Ignatovo, settlement Chamzinka, village S.Shaigovo, village Kochkurovo, Krasnoslobodsk town, settlement Ichalki, village Elniki, village Dubenki, village Lyambir, settlement Romodanovo, settlement Zubova-Polyana, Temnikov town	№ 04-001804 of 21.03.2005	Before 20.03.2015	2520, 4515, 5225 KHz
Kirov city	№ 06-006505Д of 18.01.2007	Before 17.01.2017	46,1250 MHz
Village Kinel-Cherkassy	№ 06-006436Д of 22.01.2007	Before 21.01.2017	42,4750 MHz
Settlement Sharanga	№ 06-006360Д of 22.01.2007	Before 21.01.2017	42,9500 MHz
Settlement Tonkino	№ 06-006361Д of 22.01.2007	Before 21.01.2017	42,9500 MHz
Orsk, Novoorsk, Kvarkeno	№ 06-006357Д of 22.01.2007	Before 21.01.2017	37,7250 MHz

b) Communications networks.

Physical communications networks used by the issuer for communications services provision:

DLD and intrazonal communication

OJSC VolgaTelecom's intrazonal primary network is built on cable (copper and fiber-optic) lines and on microwave links.

The length of cable intrazonal transmission lines -		***21 435,2 km***
of which:	- fiber-optic	***15 510,2 km***
The length of microwave links - of which:		***2 342,7 km***
	- digital	***2 088,6 km***
The length of overhead transmission lines -		***232,2 km***
The length of established channels of intrazonal primary network		***30 950 400 channel-km***
of which:	- overhead transmission lines - cable transmission lines of which: - fiber-optic cable - microwave radio links - satellite links	***5 700 channel-km*** ***29 728 800 channel-km*** ***28 738 500 channel-km*** ***1 205 000 channel-km*** -
The length of channels arranged by digital transmission systems		***30 279 900 channel-km***
of which:	- SDH - PDH	***28 946 700 channel-km*** ***1 333 200 channel-km***

Automatic long-distance service

The equipment of automatic long-distance service being in operation at OJSC VolgaTelecom network comprises 12 automatic trunk exchanges (ATX) and the equipment of automatic intrazonal telephony of the total installed capacity of 75 963 channels. The installed capacity of electronic ATXs accounts for 72 576 channels, the equipment of automatic intrazonal telephony – 3 387channels.

Total equipped capacity of ATXs and of the equipment of automatic intrazonal telephony accounts for 60 159 channels, including the capacity of electronic exchanges – 57 800 channels, and the equipment of automatic intrazonal telephony – 2 359 channels.

Local telephony

Total installed capacity of local telephony network of OJSC VolgaTelecom amounts to 5 172 300 numbers (including, urban telephony – 4 347 700 numbers, rural telephony – 824 600 numbers). The total number of ATXs is 5742 units, out of them 779 units are at urban telephony network and 4963 units – at rural telephony network.

The quantity of basic telephone sets in OJSC VolgaTelecom network is 4 735 100 units (including at urban telephony network – 3 968 700 units, and at rural telephony network – 766 300 units).

In accordance with priorities of development the arrangements are carried out to replace step-by-step decimal and crossbar switching systems with digital ones. At present the installed capacity of electronic ATXs accounts for 73,9% of the total installed capacity of the network (including at urban telephony network – 79%, and at rural telephony network – 46,7%).

Fixed line telephony penetration:

Regional subsidiary	Fixed line telephony penetration per 100 residents, total (units\100 residents)	Of which:	
		Urban telephony network	Rural telephony network
Kirov	*28,5*	*34,1*	*14,3*
The Republic of Mariy-El	*26,4*	*35,2*	*11,2*
Mordovia Republic	*28,6*	*34,0*	*20,7*
Nizhny Novgorod	*29,6*	*33,6*	*15,0*
Orenburg	*23,1*	*29,1*	*15,1*
Penza	*23,4*	*28,5*	*13,5*
Samara	*24,1*	*26,0*	*16,3*
Saratov	*22,9*	*26,1*	*13,9*
Udmurtia Republic	*26,0*	*31,9*	*12,7*
Ulyanovsk	*25,8*	*31,0*	*11,6*
Chuvashia Republic	*23,5*	*33,8*	*9,7*

Telegraphy

Telegraphy is arranged on the basis of "Alpha-Telex-600" (TK-AT-600) and also on the basis of SKAT-1000 switching system and integrated "STIN-Э" telegraph exchange operating in AT/Telex channel switching system (switched-channel telegraph service network) and in message switching system in public telegraph service network.

The number of telegraph channels of all kinds arranged by channeling equipment - 9 263,5

Of which:
- backbone channels – 952
- intrazonal – 8 311,5

The number of telegraph links, total – 1 954

Of which:
- ***channel switching system (CS) – 722***
- ***message switching system (MS) – 933,5***
- ***ATOL system – 298,5***

Intrazonal telegraph networks are built on the systems of voice-frequency telegraphy by applying channeling equipment - TT-144, TT-48, TT-12, TBУ-12M, TBУ-15 and ATK-TT channelizing system, and "Alpha-Link M128" modems.

The replacement of analog channeling equipment with digital data transmission systems by applying TK-AT-600 telegraph equipment, ATK-TT channelizing system and installation of AЛ MC 128-2 telegraph gate allows for passing from analog transmission systems to digital ones, for building dedicated telegraph VPN, and also for replacing morally obsolete telegraph sets with PCs.

F-2500, F-2000, OKI, T-100 telegraph sets and PCs are used as terminal equipment at telegraph network.

Equipped capacity of CS exchanges is 594 numbers.
The number of terminal units – 1 626 units.
Equipped capacity of integrated CS+MS exchanges is 1 974 numbers.

In case of channels lease, the features of leased channels and the channels' lessors are described:

In accordance with concluded contracts at 01.04.2008 OJSC VolgaTelecom leases 4 211 communications channels from outside entities, of which: 550 are analog channels, and 3 661are digital channels.

The leased channels are distributed between the regional subsidiaries in the following way:

Regional subsidiary name	Lessor's name	Channels, total	Of which		Of which					
					Backbone		Intrazonal		Local	
			Digital	VF	Digital	VF	Digital	VF	Digital	VF
Kirov	OJSC Rostelecom	295	0	67		3		64		
	Other lessors		180	48			180	48		
The Republic of Mariy-El	OJSC Rostelecom	156	150	6		6	150			
	Other lessors		0	0						
Mordovia Republic	OJSC Rostelecom	16	0	16		4		12		
	Other lessors		0	0						
Nizhny Novgorod	OJSC Rostelecom	1101	0	201		21		180		
	Other lessors		900	0			360		540	
Orenburg	OJSC Rostelecom	669	90	9		9	90			
	Other lessors		570	0			570			
Penza	OJSC Rostelecom	96	1	5	1	5				
	Other lessors		90	0					90	
Samara	OJSC Rostelecom	1573	510	39		31	510	8		
	Other lessors		1020	4			660		360	4
Saratov	OJSC Rostelecom	130	0	70		7		63		
	Other lessors		0	60				60		
Udmurtia Republic	OJSC Rostelecom	4	0	4		4				
	Other lessors		0	0						
Ulyanovsk	OJSC Rostelecom	18	0	18		4		14		
	Other lessors		0	0						
Chuvashia Republic	OJSC Rostelecom	153	0	3		3				
	Other lessors		150	0			150			
TOTAL	OJSC Rostelecom	4211	751	438	1	97	750	341	0	0
	Other lessors		2910	112	0	0	1920	108	990	4

The features of analog and digital channels leased from outside entities meet the requirements of voice-frequency channel electrical parameters (RF Ministry of Communications Order № 43 of 15.04.96) and the requirements of digital channel electrical parameters (RF Ministry of Communications Order № 92 of 10.08.96).

3.3. The issuer's future activities plans

Brief description of the issuer's future activities plans and the sources of deferred revenue:

The issuer's strategic objective is to win leading positions in emerging market of hi-tech and gainful communications services, subject to keeping the share of influence in traditional telephony services market and enhancing the efficiency of the Company's operations.

OJSC VolgaTelecom is a dominating carrier operating on the territory of 11 regions of the Volga region and provides the widest range of services for various categories of clients. The issuer is not planning to change the geography of its business and is not planning to diversify its business into other industries.

Based on the analysis of market situation the Company defines the following target markets:

- *Internet and data transmission market as the most growth segment of communications market;*
- *Traditional telephony market which is the largest source of the Company's revenue;*

In doing so, the Company assumes to keep leading positions in all clients segments (residential sector and businesses) diversifying marketing strategy according to segments needs.

In accordance with the above stated the Company defines the following strategic priorities:

- *Maximization of traditional telephony services revenue;*
- *Faster growth of broad band access;*
- *Increase in revenue performance and consolidation of market positions in the segment of businesses;*
- *Cellular assets consolidation;*
- *Cost reduction initiatives:*
  - *Marketing channels reform;*
  - *Procurement process optimization;*
  - *Reduction of operated own premises;*
  - *Reduction of administrative (overhead) costs;*
  - *Reduction of costs for network maintenance and operation.*

To provide quality information and technical support to clients, and also to drive up earnest from commercial inquiry services the Company schedules to put into operation three Call Processing Centers in Kirov, Orenburg and Chuvashia Republic regional subsidiaries, and also further development of clients' information support services in all operating Call Processing Centers.

The change of the issuer's activities profile is not planned. The issuer will continue to conduct its activities in accordance with valid licenses for communications services provision and in accordance with the approved Articles of association.

3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations

1) Organization: ***"Teleinfo" – The Volga region Association of engineers of telecommunications and IT***

Location: ***L.Tolstoy Street 23, Samara city, Russia***

The issuer's role (place) in this organization: ***Promoter of the Association***

The issuer's functions in this organization: ***Providing services in training activities area***

Participation period: ***since 2000***

2) Full name of the organization: ***Nizhny Novgorod Association of enterprises and entrepreneurs***
Location: ***Nizhne-Volzhskaya naberezhnaya 5/2, Nizhny Novgorod city, Russia***
The issuer's role (place) in this organization: ***Association member***
The issuer's functions in this organization: ***Development and implementation of socially important projects and programs***
Participation period: ***since 1997***

3.5. The issuer's subsidiary and associated economic companies

1. Full and abbreviated brand name: ***Closed Joint Stock Company Nizhegorodskaya Sotovaya Svyaz (ZAO NSS)***
Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM, DAMPS cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kostin Denis Borisovich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chernogorodskyi Sergey Valerievich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none***

Ketkov Alexander Yulievich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Petrov Mikhail Victorovich – Chairman of the Management board
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molkov Alexander Alexandrovich – member of the Management board
Year of birth: ***1959***
Share in the issuer's authorized capital: ***0,001771%***
Share of the issuer's ordinary stock belonging to the person: ***0,001264%***

Martynova Larisa Vladimirovna – member of the Management board
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ponomarenko Anatolyi Anatolievich – member of the Management board
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vasiliev Vladislav Albertovich – member of the Management board
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Management board
Year of birth: ***1966***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Panov Alexey Nikolaevich – member of the Management board
Year of birth: ***1968***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person exercising the functions of single executive body:

Petrov Mikhail Victorovich – General Director
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

2. Full and abbreviated brand name: ***Limited Liability Company NIZHEGORODSKYI TELESERVICE (LLC NIZHEGORODSKYI TELESERVICE)***
Location: ***Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***data transmission services, telematic services and local telephony services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):

Zakharov Sergey Anatolievich – Chairman of the Management board
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Management board
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Proskura Dmitry Victorovich – member of the Management board
Year of birth: ***1970***
Share in the issuer's authorized capital: ***0,000683%***
Share of the issuer's ordinary stock belonging to the person: ***0,000259%***

The person exercising the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3. Full and abbreviated brand name: ***Closed Joint Stock Company Transsvyaz (ZAO Transsvyaz)***
Location: ***Chaadaev Street 2, Nizhny Novgorod city, Russia***

Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***Local telephony services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Popova Elena Nikolaevna – Chairman of the Supervisory council
Year of birth: ***1962***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zakharov Andrey Sergeevich – member of the Supervisory council
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Supervisory council
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Klishin Vitalyi Mikhailovich – member of the Supervisory council
Year of birth: ***1974***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shashkov Vladimir Evgenievich – member of the Supervisory council
Year of birth: ***1968***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person exercising the functions of single executive body:

Sumin Yuri Afanasievich – General Director
Year of birth: ***1957***
Share in the issuer's authorized capital: ***0,000961%***
Share of the issuer's ordinary stock belonging to the person: ***0,00122%***

4. Full and abbreviated brand name: ***Open Joint Stock Company Informational commercial networks "OMRIX" (OJSC ICN "OMRIX")***
Location: ***Tereshkova Street 10, Orenburg city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *73,6%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *73,6%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***Internet and data transmission network services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Shiperev Valeryi Yakovlevich – Chairman of the Supervisory council
Year of birth: ***1968***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Supervisory council
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zakharov Andrey Sergeevich – member of the Supervisory council
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Supervisory council
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Grechushchev Nikolai Fedorovich has retired at the reporting quarter end.
Year of birth: ***1948***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person exercising the functions of single executive body:

Momotenko Nikolai Petrovich – General Director
Year of birth: ***1966***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

5. Full and abbreviated brand name: ***Closed Joint Stock Company Ulyanovsk-GSM (ZAO Ulyanovsk-GSM)***
Location: ***Goncharov Street 52, Ulyanovsk city, Russia***.
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***60%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***60%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Kostin Denis Borisovich – Chairman of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kolesnikov Alexander Vyacheslavovich – member of the Board of directors
Year of birth: ***1979***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Girev Andrey Vitalievich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Boris Vladimirovich – member of the Board of directors
Year of birth: ***1941***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person exercising the functions of single executive body:

Ivanov Dmitry Vladimirovich – General Director
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none***

6. Full and abbreviated brand name: ***Closed Joint Stock Company Orenburg-GSM (ZAO Orenburg-GSM)***
Location: ***Volodarsky Street 11, Orenburg city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***51%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***51%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Filatova Nataliya Vladimirovna – member of the Board of directors
Year of birth: ***1981***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Girev Andrey Vitalievich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Pyzhov Alexander Anatolievich – Chairman of the Management board
Year of birth: ***1978***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pivovarova Marina Gennadievna – member of the Management board
Year of birth: ***1959***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Nechaev Andrey Yurievich – member of the Management board
Year of birth: ***1964***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Strukova Marina Iosifovna – member of the Management board
Year of birth: ***1966***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person exercising the functions of single executive body:

Pyzhov Alexander Anatolievich – General Director
Year of birth: ***1978***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

7. Full and abbreviated brand name: ***Closed Joint Stock Company Narodnyi Telephone Saratov (ZAO NTS)***
Location: ***Kiselev Street 40, Saratov city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***the issuer holds more than 20% of the Company's voting shares***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***50% + 1 preferred (voting) share***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***wireless communications services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Rodin Alexander Nikolaevich – Chairman of the Board of directors
Year of birth: ***1970***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shelkovnikova Svetlana Vladimirovna – member of the Board of directors
Year of birth: ***1965***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Board of directors
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molozanov Alexander – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kodorov Fred – member of the Board of directors
Year of birth: ***1964***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Babinskyi Leonid – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person exercising the functions of single executive body:

Bogatkin Alexander Vladimirovich – General Director
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

9. Full and abbreviated brand name: ***Closed Joint Stock Company Nizhegorodskyi radio telephone (ZAO Nizhegorodskyi radio telephone)***
Location: ***Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***wireless communications services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

The new structure of the Board of directors was not elected, as the annual general meeting of shareholders was not held within the time period set forth by item 1 of article 47 of Federal law "On joint-stock companies".
By virtue of item 1 of article 66 of Federal law "On joint-stock companies" the authorities of the members of the Board of directors listed below are terminated excluding the authorities of preparation, convocation and holding annual general meeting of shareholders.

Konkova Lyudmila Alexandrovna – Chairman of the Board of directors
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Karashtin Mikhail Pavlovich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***0,0000656%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Modin Alexey Nikolaevich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molozanov Alexander Semenovich – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person exercising the functions of single executive body:
The functions of single executive body were transferred to bankruptcy commissioner due to the initiation of bankruptcy proceedings procedure.

10. Full and abbreviated brand name: ***Closed Joint Stock Company Commercial Bank C-Bank (JSCB C-Bank)***
Location: ***Lenin Street 6, Izhevsk city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares

The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***41,73%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***41,73%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***0,001439%***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***0,001919%***
Core activities type description: ***banking activity***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Bakaev Alexander Victorovich – Chairman of the Bank Board
Year of birth: ***1964***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kapeluyshnikov Igor Isaakovich – member of the Bank Board
Year of birth: ***1946***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fariseev Valeryi Mikhailovich – member of the Bank Board
Year of birth: ***1954***
Share in the issuer's authorized capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kalashnikova Galina Nikolaevna – member of the Bank Board
Year of birth: ***1961***
Share in the issuer's authorized capital: ***0,016105%***
Share of the issuer's ordinary stock belonging to the person: ***0,01836%***

Yudin Andrey Nikolaevich – member of the Bank Board
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Fariseev Valeryi Mikhailovich – Chairman of the Management board
Year of birth: ***1954***
Share in the issuer's authorized capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vyalshin Alexander Pavlovich – member of the Management board
Year of birth: ***1951***
Share in the issuer's authorized capital: ***0,000107%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Malykh Irina Vitalievna – member of the Management board

Year of birth: ***1957***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person exercising the functions of single executive body:

Fariseev Valeryi Mikhailovich – Chairman of the Bank
Year of birth: ***1954***
Share in the issuer's authorized capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

11. Full and abbreviated brand name: ***Closed Joint Stock Company Samara Telecom (ZAO Samara Telecom)***
Location: ***Polevaya Street 43, Samara city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***the issuer holds more than 20% of the Company's voting shares***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***27,8%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***27,8%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***local telephony services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Patoka Andrey Evgenievich – Chairman of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Mezin Dmitry Alexeevich – member of the Board of directors
Year of birth: ***1970***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kudryavtsev Alexander Georgievich – member of the Board of directors
Year of birth: ***1954***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fedichev Valeryi Vladimirovich – member of the Board of directors
Year of birth: ***1961***

Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Lapshov Andrey Alexeevich – member of the Board of directors
Year of birth: ***no information***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kostin Denis Borisovich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Mezin Dmitry Alexeevich – Chairman of the Management board
Year of birth: ***1970***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Mostovoi Grigoryi Mikhailovich – member of the Management board
Year of birth: ***1946***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kartashkin Alexander Nikolaevich – member of the Management board
Year of birth: ***1960***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Cherkasov Andrey Ivanovich – member of the Management board
Year of birth: ***1961***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vinokurova Elena Alexandrovna – member of the Management board
Year of birth: ***1965***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person exercising the functions of single executive body:

Mezin Dmitry Alexeevich – General Director
Year of birth: ***1970***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

12. Full and abbreviated brand name: ***Limited Liability Company Agrocompany "Reanta" (LLC Agrocompany "Reanta")***
Location: ***Chavaina boulevard 11 a, Ioshkar Ola town, Russia***

Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***the issuer holds more than 20% of the Company's voting shares***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***20,86%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***agricultural activities***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person exercising the functions of single executive body:

Syskov Victor Sergeevich – General Director
Year of birth: ***1967***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

At present the Company does not carry on business.

3.6. Composition, structure and the value of the issuer's property, plant and equipment, information on the plans of acquisition, replacement, retirement of property, plant and equipment, and also on all facts of encumbrance of the issuer's property, plant and equipment

3.6 1. Property, plant and equipment

Property, plant and equipment for the last accomplished fiscal year and also for the reporting quarter:

Property, plant and equipment at 31.12.2007:

№	Description of property, plant and equipment	Initial (replacement) cost, RUR	Accumulated depreciation amount, RUR
1.	Land plots	*8 973 517*	-
2.	Buildings	*3 977 874 086*	*967 345 267*
3.	Constructions and transfer mechanisms	*17 062 150 046*	*6 034 334 371*
4.	Machinery and equipment	*24 374 896 569*	*11 045 085 758*
5.	Transportation	*493 333 427*	*368 560 851*
6.	Computers and office appliances	*3 067 369 907*	*1 680 893 256*
7.	Housing stock	*25 190 951*	*561* -

8.	Other property, plant and equipment	*670 094 916*	*366 624 582*
	TOTAL:	**49 679 883 419**	**20 462 844 646**

Property, plant and equipment at 31.03.2008:

№	Description of property, plant and equipment	Initial (replacement) cost, RUR	Accumulated depreciation amount, RUR
1.	Land plots	*8 992 244*	-
2.	Buildings	*3 982 059 366*	*986 528 317*
3.	Constructions and transfer mechanisms	*17 080 495 668*	*6 250 813 374*
4.	Machinery and equipment	*24 401 443 376*	*11 556 441 534*
5.	Transportation	*497 019 786*	*376 429 308*
6.	Computers and office appliances	*3 116 101 446*	*1 864 270 814*
7.	Housing stock	*25 123 091*	*1 916-*
8.	Other property, plant and equipment	*674 488 847*	*386 475 465*
	TOTAL:	**49 785 723 824**	**21 420 960 728**

Information about the method of calculation of depreciation deductions for groups of property, plant and equipment:
The method of calculation of depreciation deductions for groups of property, plant and equipment – straight line.

Results of the latest revaluation of property, plant and equipment and of property, plant and equipment leased for long-term period conducted during the reporting quarter and the last 5 accomplished fiscal years:

During the reporting quarter VolgaTelecom's property, plant and equipment and property, plant and equipment leased for long-term period were not revaluated.

During the last 5 accomplished fiscal years VolgaTelecom's property, plant and equipment and property, plant and equipment leased for long-term period were not revaluated.

Plans of acquisition, replacement, retirement of property, plant and equipment the cost of which is 10 and more percent of the issuer's property, plant and equipment value and of other property, plant and equipment at the issuer's discretion:

In 2008 the issuer does not have plans of acquisition of objects of property, plant and equipment the cost of which is 10 and more percent of the issuer's property, plant and equipment value.

Data on all facts of encumbrance of the issuer's property, plant and equipment:

The facts of property, plant and equipment encumbrance at the end of the last accomplished reporting period (at 31.12. 2007):

Nature of encumbrance - ***pledge of property as security of credit agreements.***

Number, date of property, plant and equipment pledge contract	Amount of pledge, RUR	Purpose of pledge	Date of pledge occurrence	Contract validity term
№ 060/246 of	*920 001 167*	*credit*	*22.09.2006*	*22.09.2008*

22.09.2006				
№ 199 of 24.10.2006	*643 802 538*	*credit*	*24.10.2006*	*24.10.2008*
№198 of 24.10.2006	*716 626 258*	*credit*	*24.10.2006*	*24.10.2011*
№ 85 of	*815 400 893*	*credit*	*05.06.2007*	*04.06.2009*
№ 121-07 of 16.03.2007	*329 287 571*	*credit*	*16.03.2007*	*31.12.2011*
TOTAL, RUR:	**3 425 118 427**			

The facts of property, plant and equipment encumbrance at the end of the last accomplished reporting period (at 31.03.2008):

Nature of encumbrance - ***pledge of property as security of credit agreements.***

Number, date of property, plant and equipment pledge contract	Amount of pledge, RUR	Purpose of pledge	Date of pledge occurrence	Contract validity term
№ 060/246 of 22.09.2006	*920 001 167*	*credit*	*22.09.2006*	*22.09.2008*
№ 199 of 24.10.2006	*643 802 538*	*credit*	*24.10.2006*	*24.10.2008*
№198 of 24.10.2006	*716 626 258*	*credit*	*24.10.2006*	*24.10.2011*
№ 85 of	*815 400 893*	*credit*	*05.06.2007*	*04.06.2009*
№ 121-07 of 16.03.2007	*329 287 571*	*credit*	*16.03.2007*	*31.12.2011*
TOTAL, RUR:	**3 425 118 427**			

IV. Data on the issuer's financial and economic activities

4.1. The performances of the issuer's financial and economic activities

4.1.1. Profit and loss

Indicators characterizing revenue position and red ink of the issuer for 5 accomplished fiscal years and for the reporting period:

Behavior of indicators characterizing the issuer's revenue position and red ink.

Indicator description	Accounting treatment	2003	2004	2005	2006	2007	Q 1-2008
Proceeds, RUR thousand	Total amount of proceeds from the sale of commodities, products, works and services	14 677 305	18 604 604	21 348 394	21 691 242	25 162 745	6 471 214
Gross proceeds, RUR thousand	Proceeds – prime cost of sold commodities, products, works and services (except for business and administrative expenses)	4 206 154	5 340 467	6 015 343	4 731 758	6 101 570	1 419 023
Net profit (undistributed profit (uncovered loss), RUR thousand	Net profit (loss) of the reporting period	2 009 438	2 056 268	2 261 360	2 453 588	3 323 108	776 855
Return on equity %	(Net profit)/(capital and reserves – target financing and receipts + deferred revenue – treasury stock) x 100	15,3%	13,9%	13,7%	14,07%	16,86%	14,51%
Return on assets, %	(Net profit)/(balance-sheet assets) x 100	10%	7%	7%	7,22%	8,62%	7,49%
Net profit margin, %	(Net profit) / (proceeds) x 100	14%	11%	10,6%	11,31%	13,21%	12,00%
Sales margin, %	(Sales profit) / (proceeds) x 100	29%	29%	28,2%	21,81%	24,25%	21,93%
Capital turnover	(Proceeds)/(Balance sheet assets – current liabilities)	0,90	0,92	0,84	0,79	0,84	0,84
Uncovered loss amount at the reporting date, RUR	Uncovered loss of past years + uncovered loss of the reporting year	*None*	*None*	*None*	*None*	*None*	*None*
Ratio of uncovered loss at the reporting date to the balance-sheet total	(Amount of uncovered loss at the reporting date)/(Book value of assets)	0	0	0	0	0	0

During the period under analysis proceeds and profit are steadily growing, which is basically connected with the increase in volume of traditional telephony services and the development of new ones. So, in 2004 the proceeds grew by 26,76% vs. 2003 and by 14,74% in

2005 vs. 2004. Growth retardation of proceeds and profit in 2006 vs. 2005 is connected with the change of conditions of the issuer's operations resulted from liberalization of long distance communications market. In 2007 the rate of proceeds growth accounted for 116,0%, and the rate of gross profit growth – 129,0%. The gain in proceeds and profit is caused by the expansion of business in the segment of highly remunerative services, full year of operation of regulatory documents in accordance with which the calls to mobile phones are paid by the calling party (CPP principle), and also by optimization of the Company's corporate structure and costs.

Long distance communications market demonopolization materially affected the economics of the Company's operations in 2006 (the rate of proceeds growth accounted for 101,6%, gross earnings records was negative). At the same time, active investment policy resulted in the rate of growth of the issuer's assets of 114%. As a result, the lowest ratio of capital turnover (0,79) in the last five years was in 2006.

Regulatory changes effective in 2006 increased the need to consider the variants of the Company's further development in maintaining profitability at adequate level. As a result, network development and expansion of the range of new technologies-based services, and in particular Internet broadband access services, became the Company's priorities in 2007. In the past year the growth of revenues from new technologies-based services was one of the factors of growth of the issuer's revenues from communications services.

In 2007 positive capital turnover record began to show: assets have grown by 13%, proceeds - by 16%, and capital turnover – by 0,05 per cent points vs. 2006.

At the last reporting date profitability and comparatives of VolgaTelecom's operations are sufficiently high. The issuer does not have losses.

The opinions of the issuer's management bodies in regard to the above mentioned reasons and the degree of their impact on the performances of financial and economic activities coincide.

4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of commodities, products, works and services and of profit (losses) of the issuer from core activity

In 2007 the issuer's proceeds amounted to RUR 25 162,7 million, with the gain of RUR 3 471,5 million vs. 2006 and growth rate of 116,0%.

The gain of proceeds for 2003 vs. 2002 accounted for 33,8% (RUR 3 709,7 million).

The gain of gross profit - 32,6% (+ RUR 1035,2 million), in the first place the increase in performances occurred due to the increase in the number of provided services.

The gain of proceeds for 2004 vs. 2003 amounted to 26,75% (RUR 3 927,3 million).

The gain of gross profit - 27% (+ RUR 1 134,3 million), in the first place the increase in performances occurred due to the increase in the number of provided services.

The gain of proceeds for 2005 vs. 2004 amounted to 15% (RUR 2 743,8 million).

The gain of gross profit - 13% (+ RUR 674,9 million), in the first place the increase in performances occurred due to the increase in the number of provided services

In 2005 communications services revenues grew by RUR 2 616,4 million and amounted to RUR 20 787, 6 million (97,4% of the total proceeds), the growth rate - 114,4%.

In 2006 communications services revenues reduced by RUR 420,7 million and amounted to RUR 20 367 million (93,9% of the total proceeds).

Reduction of revenues due to the change of conditions of providing DLD and ILD services amounted to RUR 4 020 million (in 2005 prices).

Growth rate of communications services revenues exclusively of DLD and ILD revenues amounted to 121,5%.

At 2007 year-end communications services revenues amounted to RUR 23 887,3 million.

In 2007 the largest share in communications services revenue structure falls on local telephony services revenues - 46,9% or RUR 11 205,5 million, revenues from intrazonal telephony - 20,2% or RUR 4 830,2 million, and revenues from connection and traffic transit services - 15,1% or RUR 3 599,5 million. Revenues generated by new technologies-based communications services have grown by 51% and accounted for RUR 3 267,4 million.

As before substantial share in the Company's revenue structure – 47% or RUR 11 205,5 million in 2007 – falls on local telephony services revenues. The growth rate vs. 2006 was 108,2%. Major share of local telephony services revenues (86%) was generated by the services of urban telephone network.

In 2007 the gain of revenues amounted to RUR 844,7 million which is by 12% more vs. 2006. The major source of revenues gain is current payments revenues – RUR 1 076,8 million.

One of strategic trends as regards the increase in revenue position and successful development of OJSC VolgaTelecom is the development of new communications services. At 2007-end the revenues from new technologies-based communications services amounted to RUR 3 267,4 million or 13,7% of the total amount of communications services revenues in 2007. Revenues gain – RUR 1 103,2 million or 51% vs. 2006.

In 2007 the revenues from services of Internet access via leased lines amounted to RUR 1 953,4 million with the gain of RUR 868,8 million vs. 2006 revenues (78,8% of gain of revenues from new technologies-based communications services), including revenues of RUR 1 757,7 million from xDSL-based services. The major factor allowing for ensuring dynamic development of Internet broadband access services is the expansion of volumes of provided services.

The opinions of the issuer's management bodies in regard to the above mentioned factors and the degree of their impact on performances of financial and economic activities coincide.

The Company's proceeds for Q 1-2008 amounted to RUR 6 471,2 million, the gain vs. the relevant period of 2007 – RUR 449,8 million or 7,5%.

Communications services revenues amounted to RUR 6 154,5 million (growth rate – 108,1%), sales profit – RUR 1 419,0 million (growth rate – 90,3%).

In proceeds structure the major share falls on local telephony services revenues – RUR 2 770,8 million (growth rate – 100,3%) or 45,0% of proceeds. Intrazonal communications services revenues amounted to RUR 1 203,9 million (growth rate – 106,2%) or 19,6% of proceeds. Revenues from connection and traffic transit services amounted to RUR 792,3 million (growth rate – 90,5%) or 12,9% of proceeds amount. The share of revenues from Internet access services is 16% and accounts for RUR 985,6 million, which is by 69,3% more vs. the same period of the prior year.

Pretax earnings amounted to RUR 1 069,7 million (growth rate – 94,8%). At Q 1-2008 end VolgaTelecom's net profit amounted to RUR 776,9 million.

Primary influence on the amount of profit and proceeds:

The factors constraining growth rate:

- abolishment since January 1, 2008 of compensation markup pursuant to Regulation № 627 of 19.10.2005 (which resulted in reduction of revenues from the service of initiating DLD & ILD traffic);

- abolishment since 01.03.2008 of tariff for connection points servicing pursuant to RF Government Regulation № 666 of 12.10.2007;

- entry into force in Q 3-2007 of RF Government Regulation № 477 of 25.07.2007 amending the Rules of communications services provision

- *decline in cost of providing access to local PSTN in premises connected to PSTN to the level of 30% of monthly subscriber's fee;*
- *abolishment of fee for the subscriber's change of tariff schedule;*
- *change of tariffing unit of local call (incomplete tariffing unit the size of which is half or more than a half of tariffing unit is accounted as complete tariffing unit, and incomplete tariffing unit the size of which is less than the half of tariffing unit is accounted as the half of tariffing unit).*

The factors contributing to growth rate:

- intensive development of new communications services, and in particular, Internet access services via leased lines (at Q 1-2008 end the number of equipped ports of leased line access is three times as much the quantity of similar period of the prior year; at Q 1-2008 end the growth rate of revenues from leased line access services accounted for 213%);

- growth of F2M intrazonal traffic (in Q 1-2008 the growth rate of revenues from intrazonal connections of fixed line users with mobile communications users was 116,1% vs. Q 1-2007);

- reduction in headcount, which was made possible by improvement of organizational structure, organization of labor and labor rate setting, implementation of new equipment and technology, and also by transfer of functions to outside special organizations (indispensable condition in functions transfer is optimization of the Company's costs).

4.2. The issuer's liquidity, adequacy of the issuer's capital and working capital

Indicator description	Recommended accounting treatment	Indicator value in the reporting period				
		2003	2004	2005	2006	2007
Own working capital, RUR thousand	Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues – Non-current assets – Long-term accounts receivable	-4 866 949	-9 434 218	-10 824 423	-13 651 664	-15 700 848
Fixed asset index	Non-current assets + Long-term accounts receivable / Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues	1,37	1,64	1,63	1,74	1,75
Current assets/current liabilities ratio	Current assets - Long-term accounts receivable / Short-term liabilities (exclusive of Unearned Revenues)	0,7	0,5	0,7	0,6	0,4
Quick ratio	(Current assets – Inventories – VAT on acquired values – Long-term accounts receivable) / (Short-term liabilities (exclusive of Unearned Revenues))	0,4	0,2	0,5	0,5	0,3

Ratio of proprietary funds autonomy	(Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues) / (Non-current assets + Current assets)	*0,62*	*0,52*	*0,52*	*0,51*	*0,52*

* *The methods recommended by Russia's FFMS were used for calculation of indicators.*

Indicator description	Accounting treatment	Q 1-2007	Q 1-2008
Own working capital, RUR thousand	Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues – Non-current assets – Long-term accounts receivable	*-12 594 813*	*-14 344 785*
Fixed asset index	(Non-current assets + Long-term accounts receivable) / (Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues)	*1,66*	*1,66*
Current assets/ current liabilities ratio	Current assets - Long-term accounts receivable / Short-term liabilities (exclusive of Unearned Revenues)	*0,75*	*0,58*
Quick ratio	Current assets – Inventories – VAT on acquired values – Long-term accounts receivable) / (Short-term liabilities (exclusive of Unearned Revenues))	*0,56*	*0,5*
Ratio of proprietary funds autonomy	(Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues) / (Non-current assets + Current assets)	*0,53*	*0,52*

* *The methods recommended by Russia's FFMS were used for calculation of indicators.*

Scarcity of the issuer's own working capital formed due to the growth of investment expenditures reflects the general situation in OJSC Svyazinvest subsidiaries and testifies to the fact that long-range investments made by the issuer to a certain extent is financed out of short-term borrowings. In addition, the Company's financial policy is to raise the funds with longer term to maturity.

For all the periods under analysis the result of the issuer's operating activity is always positive and this testifies to the fact that the issuer's current activity is financed out of own resources.

Negative indicator of own working capital at 2003, 2004, 2005, 2006, 2007 and Q 1-2008 end is due to the financing of capital investments out of borrowed funds.

Negative behavior of own working capital indicator is explained by the fact that during this period the basic objective of the issuer's financial policy is the development of communications facilities of the Volga region. Borrowed funds are defined as one of basic sources of the issuer's investment activities.

The ratio of proprietary funds autonomy is also within the norm (not lower than 0,5-0,6).

Fixed asset index value in 2003, 2004, 2005, 2006, 2007 and in Q 1-2008 was higher than 1, as during these periods the issuer's own resources were insufficient to cover capital investments.

Performance degradation of current assets/current liabilities ratio and quick ratio for 2003-2004, 2006, 2007 period is connected with outstripping growth rate of accounts payable resulted from the cover of scarcity of the Company's own working capital for financing of investment activity by counterparties' payment by installments. In 2005 these indexes showed positive behavior and it is connected with optimization of the structure of accounts payable as related to the increase in the share of long-term debt and debt duration.

The issuer is facing the following tasks within the terms of realizing the arrangements to improve the liquidity:

- search of optimal correlation of the structure of assets and liabilities from the point of view of revenue position and risks, with due account for limitations on liquidity;

- model building of the Company's liquidity position for medium-term prospect;

- improvement of borrowed capital structure;

- disposal of non-core assets.

For 2008 the issuer's management in accordance with the Program of improvement of OJSC VolgaTelecom activities efficiency for 2006-2008 elaborated a list of arrangements to improve the issuer's liquidity:

- *diversification of short-term liabilities as related to credits and loans into long-term liabilities;*
- *financing of the issuer's investment activities by attracting outside long-term sources of financing;*
- *optimization of the arrears structure to vendors and contractors (establishment of settlements procedure with optimal distribution of debt load);*
- *analysis of expediency and efficiency of financial investments;*
- *optimization of headcount.*

Description of factors which resulted in the change of indicators by 10 and more percent vs. the prior reporting period:

The growth of scarcity of own working capital is connected with the excess of non-current assets growth over the growth of capital and contingency reserve provisions which is connected with the growth of the issuer's investment plan. The size of own working capital is an absolute index, that is why its increase is also caused by the expansion of the issuer's activity range, and upon the whole matches the behavior of change of the issuer's balance-sheet total.

Performance degradation of current assets/current liabilities ratio and quick ratio starting since 2003 is connected with outstripping growth rate of accounts payable resulted from the cover of scarcity of the Company's own working capital for financing of investment activities by payment by installments to counterparties.

The opinions of the issuer's management bodies in regard to the above mentioned factors and the degree of their impact on the performances of financial and economic activities coincide.

4.3. The size and the structure of the issuer's capital and working capital

4.3.1. The size and the structure of the issuer's capital and working capital

The size of the issuer's authorized capital:

RUR 1 639 764 970, conforms to constituent documents.

Size and structure of the issuer's capital as per the data of accounting statements for the last five years:

For 2003:

Item description	Amount, RUR thousand
Authorized capital	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the outstanding stock (authorized capital)	-
Operating surplus	*81 988*
Additional capital	*4 088 227*
Undistributed earnings	*7 144 288*
Target financing	-
Issuer's capital total:	**12 954 268**

For 2004:

Item description	Amount, RUR thousand
Authorized capital	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the outstanding stock (authorized capital)	-
Operating surplus	*81 988*
Additional capital	*3 980 430*
Undistributed earnings	*8 890 265*
Target financing	-
Issuer's capital total:	**14 592 448**

For 2005:

Item description	Amount, RUR thousand
Authorized capital	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-	-

sale (transfer) of the outstanding stock (authorized capital)	
Operating surplus	*81 988*
Additional capital	*3 812 947*
Undistributed earnings	*10 764 020*
Target financing	-
Issuer's capital total:	**16 298 720**

For 2006:

Item description	Amount, RUR thousand
Authorized capital	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the outstanding stock (authorized capital)	-
Operating surplus	*81 988*
Additional capital	*3 721 604*
Undistributed earnings	*13 510 085*
Target financing	-
Issuer's capital total:	**18 953 442**

For 2007:

Item description	Amount, RUR thousand
Authorized capital	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the outstanding stock (authorized capital)	-
Operating surplus	*81 988*
Additional capital	*3 664 819*
Undistributed earnings	*15 443 640*
Target financing	-
Issuer's capital total:	**20 830 212**

The size and the structure of the issuer's working capital as per the data of accounting statements for Q 1-2008:

Item description	Amount, RUR thousand
Inventories	*701 399*
VAT for acquired valuables	*194 321*
Accounts receivable	*2 967 327*
Short-term financial investments	*7 243*
Cash assets	*2 150 809*
Other current assets	*804*
Total working capital:	**6 021 903**

The structure and the size of capital and of working capital of the issuer during the reporting quarter did not undergo material changes.

The sources of working capital financing: ***borrowed loans and bank credits.***

Issuer's policy of working capital financing:

The issuer conducts the policy of working capital financing based on attracting borrowed funds to cover the scarcity of own working capital. Borrowed funds occupy larger portion in the sources of OJSC VolgaTelecom working capital financing. The scarcity of own working capital is connected with the Company's investment program financing intended to win the market and to improve the quality of provided services.

The change of the issuer's investment program affects the change of the policy of working capital financing, this program being elaborated on the basis of the analysis of the market conjuncture. In the near term the changes in the issuer's investment program are unlikely.

In the issuer's opinion the referenced indicators of the size and the structure of capital and working capital are acceptable for normal operation of the Company from the point of view of capital and working capital adequacy.

4.3.2. The issuer's financial investments

At 31.12.2007 the amount of all financial investments of the issuer is RUR 2 955 372 thousand (of which long-term investments – RUR 2 948 129 thousand).

At 31.03.2008 the amount of all financial investments of the issuer is RUR 2 906 071 thousand (of which long-term investments – RUR 2 898 828 thousand).

The issuer's financial investments into issuing securities the amount of which accounts for 10 and more percent of all its financial investments as of the end date of the last fiscal year – 31.12.2007 and as of the end date of the last reporting quarter – 31.03.2008:

Type of securities: ***shares***

The issuer's full and abbreviated brand name: ***Closed Joined Stock Company Nizhegorodskaya Sotovaya Svyaz, ZAO NSS***

Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod***

State registration numbers of the issuing securities issues and the dates of state registration, registration authorities which conducted state registration of the issuing securities issues:

1. № 32-1-1535 of 16.06.1997, Department of Finance of the Administration of Nizhny Novgorod oblast;

2. № 1-01-15879-P-001D of 22.11.2008, Regional Office of Federal Financial Markets Service in the Volga Federal district;

3. № 1-01-15879-P-002D of 22.11.2008, Regional Office of Federal Financial Markets Service in the Volga Federal district;

4. № 1-01-15879-P-003D of 22.11.2008, Regional Office of Federal Financial Markets Service in the Volga Federal district;

5. № 1-01-15879-P-004D of 22.11.2008, Regional Office of Federal Financial Markets Service in the Volga Federal district;

6. № 1-01-15879-P-005D of 22.11.2008, Regional Office of Federal Financial Markets Service in the Volga Federal district.

The quantity of securities that OJSC VolgaTelecom owns: ***162263 pieces***

Total par value of securities that the issuer owns: ***RUR 35 096, 513 thousand***

Total balance-sheet value of the subsidiary company's securities that the issuer owns: ***RUR 2 621 869 thousand***

The size of dividend on preferred shares or the procedure of its determination in case if it is defined in the articles of association of joint stock company-issuer, the dates of payment:

There are no preferred shares in the authorized capital of ZAO Nizhegorodskaya Sotovaya Svyaz.

The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the prior year is to be indicated), the dates of payment:

The size of declared dividend on ordinary shares approved by the annual general meeting of stockholders on 08.06.07 amounted to RUR 580 per a share. The deadline for dividends payment is before December 31, 2007.

The issuer does not have financial investments into non-issuing securities and namely, into notes, certificates or other non-issuing securities and also deposits the amount of which accounts for 10 and more percent of all its financial investments at the end date of the relevant reporting period.

Information about established provisions for securities. In case of provisions for securities establishment the size of the provision at the beginning and at the end of the last accomplished fiscal year prior to the end date of the last reporting quarter is to be indicated:

As of 31.12.2007 the provision for securities in the amount of RUR 119 000 was established in the accounting. At 01.01.2007 the size of the provision for securities amounted to RUR 206 000.

At 31.12.2007 the provision for securities amounted to RUR 119 000.

At 31.03.2008 the provision for securities in the amount of RUR 119 000 was established in the accounting. At 01.01.2007 the size of the provision for securities amounted to RUR 206 000.

At 31.03.2008 the provision for securities amounted to RUR 119 000.

Financial investments are accounted and presented in the accounting statements in accordance with Accountancy decree "Accounting of financial investments" ПБУ 19/02" and Accountancy decree "Accounting statement of organization" ПБУ 4/99.

4.3.3. The issuer's intangible assets

The issuer's intangible assets at the end date of the last accomplished fiscal year:

At 31.12.2007:

№	Description of intangible assets	Initial (replacement) cost, RUR	Accumulated depreciation amount, RUR
1.	Exclusive rights to utility software, data bases	*2 816 283*	*106 113*
2.	Exclusive rights to trade marks	*76 464*	*22 201*
3.	Other intangible assets	*229 818*	*67 214*
TOTAL, RUR:		**3 122 565**	**195 528**

The issuer's intangible assets at the end date of the reporting period:

At 31.03.2008:

№	Description of intangible assets	Initial (replacement) cost, RUR	Accumulated depreciation amount, RUR
1.	Exclusive rights to utility software, data bases	*2 816 283*	*239 400*
2.	Exclusive rights to trade marks	*76 464*	*24 113*
3.	Other intangible assets	*229 818*	*78 705*
TOTAL, RUR:		**3 122 565**	**342 218**

The information on intangible assets is reflected in bookkeeping in accordance with Accountancy decree "Accounting of intangible assets" ПБУ 14/2000", the instructional guidelines on the intangible assets accounting in the companies of Svyazinvest group.

4.4. Data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

The issuer's policy in science-engineering development area for the reporting period:

The issuer's policy in science-engineering development area includes the upgrading of outdated and inefficient equipment, development and implementation of acquired innovation technologies, and also the intake of highly-qualified personnel and implementation of modern management system.

The expenses for science-engineering activities for account of the issuer's own funds for the reporting period (Q 1-2008):

The issuer did not incur the expenses for science-engineering activities, including for the

purchase of the results of science-engineering development and did not order new products development with outside entities (outsourcing) for account of own funds.

Data on the issuer's provision and obtaining legal protection of major objects of intellectual property:

OJSC VolgaTelecom does not have registered objects of intellectual property in IT area.

Data on the issuer's policy and expenses in science-engineering development area, in relation to licenses and patents, new developments and investigations:

In Q 1-2008 OJSC VolgaTelecom did not receive patents, licenses and certificates for trade marks utilization.

4.5. Analysis of the development trends in the issuer's core activities area

Basic trends of communications industry development since 2003 and basic factors affecting the industry's climate:

Telecommunications services market in the Volga Federal district is developing at fast pace as the Russia's market.

As per RF Goscomstat data, in 2007 the actual volume of telecommunications services in the regions where OJSC VolgaTelecom is operating amounted to about RUR 94,9 billion. The growth vs. 2006 was 128,8%. The basic market trend is the change of revenue structure towards reduction of voice services revenue and dynamic development of data transmission market.

The following trends have effect on the development of the region's telecommunications market:

- ***Local telephony market:***
  - ***Drop in demand for the service among new clients (actual market saturation) – market stagnation;***
  - ***Tariff rates raising – critical factor of market growth which is directly dependent on the regulator's actions;***
  - ***Improvement of competition with alternative operators in the segment of legal persons and in the segment of new buildings (dwelling-houses and office centers) in large cities;***
  - ***Mobile substitution of traffic. Improvement of competition with mobile operators resulting in growing churn of existing clients;***
  - ***Refusal of PBX owners to do non-core business, to keep and maintain private exchanges or they are taken-over by larger market players.***
- ***Long-distance communication market (DLD/ILD, intrazonal communication):***
  - ***Shaping of competition in the market;***
  - ***Increase in mobile substitution;***
  - ***Market stagnation resulted form a fall in prices (the prices for DLD/ILD and mobile communication are coming closer to each other; VoIP development).***
- ***Mobile communication market:***
  - ***Deterioration in demand for the service (actual saturation of market) – market stagnation;***
  - ***Tariff rates reduction – the tariff rates for mobile and fixed-line communication, mobile and DLD/ILD communication are coming closer to each other;***
  - ***Service growth point – increase in monthly ARPU.***
- ***Internet broadband access market:***

- *Active growth of demand for the service, particularly in "home" market segment;*
- *Concentration of market in large cities and towns;*
- *Churn of dial-up access users towards leased channels;*
- *Reduction in cost of service access and traffic cost;*
- *Competition tightening (including the emergence of new competitors) in the market between the players and wire technologies of wideband access (ADSL, Ethernet, cable Internet access);*
- *Emergence and development of wireless technologies of Internet access;*
- *Development of quality local content generating traffic.*

• *Market of Internet dial-up access:*
- *Saturation of dial-up access market;*
- *Stabilization of tariff rates at minimum competitive level;*
- *Churn of dial-up access users towards leased channels.*

• *Wholesale market (connection and traffic transit services, channel lease, and data transmission services):*
- *Market growth rates are defined by the change of retail demand, behavior of competitors and the regulator and are growing in physical terms;*
- *Growth of services revenues, despite the reduction in prices for channel lease and for wholesale data transmission.*

Overall assessment of the issuer's operation in the industry:

OJSC VolgaTelecom is one of the major players of telecommunications market of the Volga Federal district.

OJSC VolgaTelecom's regional subsidiaries are located in 11 regions of the district in Republics of: Mariy-El, Mordovia, Udmurtia, and Chuvashia and also in Kirov, Nizhny Novgorod, Orenburg, Penza, Saratov, Samara and Ulyanovsk oblasts.

In Q 1-2008 new technologies-based services revenues accounted for 20,4% (Q 4-2007 – 15,5%) of the total amount of communications services revenues of Q 1-2008. The growth rate vs. Q 4-2007 was 127,9%.

The major emphasis was put on Internet broadband access development. So, at Q 1-2008 end the Company's customer base of Internet broadband access users has grown more than threefold vs. similar period of 2007.

OJSC VolgaTelecom's revenues from communications services and connection and traffic transit services in Q 1-2008.


DLD & ILD (intrazonal) 20%
Connection and traffic transit services 13%
Urban telephony 39%
Mobile communication 2%
Wire broadcasting 1%
Radio communication, radio broadcasting, TV and satellite communication 1%
Recording communication (Internet and data transmission network including) 18%
Payphones 0%
Rural telephony 6%

Assessment of matching of the issuer's activities results to the industry's trends:

Communications industry development matches and even outruns overall positive trends of Russia's economy. During the last five years communications industry has been dynamically developing: the investments into the industry are growing, new technologies and services are appearing, the demand for communications services is growing.

The development of the issuer's activities matches the industry's overall trends: the issuer's activities are intended to provide a full range of telecommunications services to a wide circle of customers; communications services revenues and the share of new services revenues in the issuer's total revenues are growing.

Estimate in regard to the industry's future development:

In the Company's estimates in medium-term perspective the market structure will essentially change, and in the first place these changes are connected with the growth of demand for Internet access services, growth retardation of long-distance communications market and substantial reallocation of traffic and revenues in favor of mobile communication.

The trends of the Company's core activities development for 2003 – 2007 are detailed below.

2003

Financial-economic and production performances of OJSC VolgaTelecom for 2003 reflect the efficiency of consolidation of regional communication enterprises into the joint mega-regional company which has been completed by the end of 2002.

At the year end the Company achieved the scheduled level of revenues and profit. The gain of revenues from rendering telecommunications services for the entire Company amounted to RUR 3 653 541 000.

The revenue gain was ensured due to the development of telecommunications industry services, the increase in outgoing paid exchange, increase in tariff rates, and the change of procedure of establishment of tariff rates for local telephone calls for privileged consumer

categories (veterans, invalids), generation of revenues from OJSC Rostelecom's incoming traffic of DLD and ILD communication, and namely:

► *the network development and the increase in long-distance exchange by RUR 1 971 795 000 or by 54%;*
► *increase in telecommunications services tariff rates – RUR 1 396 762 000 or 38% of the gain amount, including due to the increase in tariff rates for telecommunications services regulated by the government by RUR 1 028 965 000 or 28% of the total amount of revenue gain;*
► *the change of accounting treatment for services rendered by OJSC Rostelecom by RUR 284 984 000 or 8% from the total amount of revenue gain.*

The Company's potential, shaped after the consolidation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

At January 01, 2004 the total installed capacity of urban and rural telephone exchanges accounted for 4 462 000 numbers.

During the past year automatic telephone exchanges with total capacity of 455 500 lines were commissioned. During 2003 the installed capacity of urban and rural telephone exchanges grew by 224 000 lines, the growth rate vs. the prior year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephony grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and at the year end it amounted to 14,2%.

The total length of long-distance channels at January 01, 2004 amounted to 15 236 800 channel/km, the gain for 2003 – 3 630 700 channel/km, including of digital network 12 983 400 channel/km (85,2 %), the gain – 3 859 900 channel/km.

The length of digital network channels is arranged by SDH (11 537 500 channel/km - 88,9%) and PDH (1 445 900 channel/km - 11,1%) digital transmission systems.

In the reporting year the production activities of OJSC VolgaTelecom cable industry employees was intended at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in revenues and reduction of operational costs. So in 2003 the activities intended at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally obsolete exchanges of OP ETK-KS network and of AT/TX Nicola - Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk town.

In Q 4-2003 according to the investment plan, in Chuvash Republic subsidiary the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by ZAO "LInTekh" (Moscow) was completed.

In Orenburg oblast's radio-TV transmission centre OJSC VolgaTelecom completed the upgrading of space communications receiving stations of "DMT-1000" type to pass from analog to digital mode - 268 units.

9 radio broadcast transmitters were installed – in Kirov subsidiary, subsidiary in the Republic of Mordovia, in Orenburg and Samara subsidiaries to broadcast "Radio of Russia" program in the zones of intermittent reception of RTRS VGTRK transmitters, for the change over of subscribers from wire broadcast to on-the-air reception of programs.

The first stage of cable TV was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; cable TV subscribers got the capability of high-rate access to the Internet.

The number of cable TV subscribers has grown in the subsidiaries of Republics of Chuvashia and Mariy-El. MMDS system is functioning in Samara subsidiary (Syzran and Toliyatti towns). The construction of the first stage of cable TV network in Orenburg has been completed.

The introduction by the subsidiaries of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow for drawing new subscribers at the competitive market of Internet access services. The new service introduced by Saratov subsidiary "Internet - free access" became popular and effective.

In 2003 the number of the Internet users is 190 000, out of them the largest part – 50 000 is in Nizhny Novgorod subsidiary. The construction of access nodes on the basis of digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI assured the growth of the number of users of Internet dial-up access services.

The market situation shows the essential interest of enterprises in connection to OJSC VolgaTelecom data transmission networks for the purpose of consolidation of their available segments into unified corporate networks of data transfer at regional and intra-regional level. For example, the contracts with RTComm.RU for connection of objects of Federal Target Program "Electronic Russia", all regional subsidiaries participated in their realization.

Another important trend of activities is the promotion of intelligent network services. If in 2002 the revenues from Intelligent network services of the entire Mega-Regional Company amounted to about RUR 12 million, then in 2003 they have grown to RUR 94,8 million (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the subsidiaries in Udmurtia Republic and also in Penza and in Ulyanovsk.

In the Republic of Mariy-El the start of operation of service telephone card platform based on AVAYA equipment was successful.

In Ulyanovsk city in 2003 IP-telephony service by using prepaid cards was introduced.

In Udmurtia Republic subsidiary the services are successfully developed on the basis of intellectual platform "Protey". At present, directory inquiry service "09" of Izhevsk city and of the Republic and also manual switch shop of trunk line exchange are changed over to the contact-center "Protey" platform. The system of automatic information on the customer account status of residential sector subscribers, of providing information on long-distance tariff rates and codes was put into operation. Service telephone cards in Udmurtia are the universal instruments of payment both for telephony services and for cellular communication and for Internet access.

2004

Year 2004 showed that consolidated Company OJSC VolgaTelecom continues to grow with good dynamics and also has the potential for further development. The consolidation of regional carriers in 2002 allowed for establishing competitive company, which holds dominant position actually in all segments of telecom market of the Volga Federal district – one of the most economically developed regions of the Russian Federation. In 2004 the Company's proceeds amounted to RUR 18 605 million which is by RUR 3 928 million or by 26,8% more than for the similar period of the prior year.

The Company's major sources of revenues in 2004:

► *Revenues from local phone calls amounted to RUR 5 665,4 million. At 2004 end the number of local telephone network subscribers was 4 343 000.*

► *RUR 1 504,1 million of revenues were gained by the Company from providing access to telephone network (access to local telephone network was granted to 335 000 basic phone sets) or on average RUR 4 500 per each installation.*

► *Revenues gained due to the increase in DLD & ILD exchange connected with the Company's network development. The revenues of this sector amounted to RUR 6 454,7 million. By the year-end the volume of DLD & ILD exchange was 2316,1 million minutes and vs. 2003 it has grown by 116,1%.*

► *Dynamic development of services provided by means of new technologies. In 2004 the share of new services in the total volume of communications services was 5,2%. The revenues*

amounted to RUR 938,2 million. During the last three years more than RUR 1 348 million were invested into the development of this sector.

► *Connection and traffic transit services revenues amounted to RUR 2 019,8 million. The share of revenues from connected operators in the total volume of communications services has grown from 5,5% at 2003 end to 11,1% at 2004 end.*

In 2004 Mega-Regional Company (MRC) VolgaTelecom completed the construction and put into operation the equipment at 82 city's phone exchanges of total installed capacity of 491 445 numbers at its urban telephone networks.

Digital phone exchanges made the main input of installed capacity at urban telephone networks. In 2004 the share of digital exchanges in the total capacity of switching equipment at MRC's urban telephone networks has grown from 54,86% to 63,42%.

Occupation efficiency of installed capacity of all ATXs installed at OJSC VolgaTelecom urban telephone networks has grown from 93,2 to 93,6%.

At 01.01.2005 the number of ATXs in cities, towns and settlements amounted to 792 units with total installed capacity of 3 963 730 lines.

In 2004 the gain of basic phone sets amounted to 215 390. With the commissioning of new ATXs the number of city's phone sets having the feature of automatic access to DLD phone network has grown by 214 760 lines and accounted for 3 604 220 lines.

The number of basic phone sets per 100 residents amounted to 26,8 and in the oblast's centers it amounted to 29,0.

In 2004 rural phone network was further developed. During the year 163 ATXs of total capacity of 64 858 lines were commissioned, at the same time 27 856 lines of obsolete equipment of crossbar and quasi-electronic exchanges were dismounted. The gain of installed capacity of rural phone network amounted to 24 684 lines.

Using dismantled equipment of crossbar ATXs the Company established and expanded the existing exchanges with total capacity of 1770 lines in its regional subsidiaries.

At 01.01.2005 5002 phone exchanges of total installed capacity of 746 957 lines are in operation in rural settlements. After implementation of development plan the occupation efficiency of installed capacity has grown from 87,6% to 89,3%.

The installed capacity of digital ATXs at rural communication network has grown by 43 753 lines and by 2004 end it amounted to 148 981 lines or 19,99% of total installed capacity of the switching equipment. The growth per the year was 5,74%.

At 01.01.05 the total extension of DLD phone channels was 19 988 200 channel-km, including of digital network – 18 228 200 channel-km (91,2%). The gain of the channels length amounted to 4 751 400 channel-km, including the gain of digital network – 5 244 800 channel-km.

The length of digital network channels is arranged by SDH (16 878 400 channel-km - 92,6%) and PDH (1 349 800 channel-km - 7,4%) digital transmission systems.

Out of the total channels length the extension over cable transmit lines was 94,4% (18 871 400 channel-km), out of these 89,9% (16 957 800 channel-km) fall on fiber-optic cables.

In 2004 OJSC VolgaTelecom regional subsidiaries carried out the following arrangements to upgrade recording communication network.

Phone-telegraph systems were dissolved at trunk line and intra-region hops (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

100 baud channels were arranged at hops Nizhny Novgorod – Samara, Samara – Novosibirsk, Samara – Nizhny Novgorod and at some intra-region hops of regional subsidiaries.

In OJSC VolgaTelecom Samara subsidiary "ATOL" circuit switch was replaced with "ПЦК-64" mini-switch and links КС-КК were arranged in Nizhny Novgorod city.

In Ioshkar Ola town integrated exchange with 300 connection points was put into operation. In OJSC VolgaTelecom subsidiary in Chuvash Republic telegraph switching server "Vector-2000" was installed, it comprises switching, channeling equipment and the software designed for organizing the process of transmit, acquisition, processing and storing of incoming and outgoing recording (telegraph) correspondence. The equipment operates on the existing communications network by using VF channels and allows for using the advantages of modern digital communication networks in telegraphy.

In 2004 OJSC VolgaTelecom regional subsidiaries continued the activities to change over from unprofitable rural wire broadcasting to on-air broadcasting. During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total reduction amounted to 538 974 public loudspeakers, 515 000 public loudspeakers were switched over to on-air broadcasting. At 01.01.05 the number of public loudspeakers switched over to VHF-FM broadcasting was 1 650 000 units.

In large cities, towns and in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and the transmitters "МПВ", "УПТВ-2x30', "УПТВ-2x120") – 42 radio centers were renovated in the following regional subsidiaries: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, Udmurtia Republic and Mordovia Republic.

In order to improve the reliability and quality of operation of TV broadcasting facilities in Orenburg Radio Tx Rx Center the following was done:

- *100 W TV transmitters "РПТДА" located in settlements Bogorodskoe, Burtinskyi, Marxsovskyi, Nikolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhnepavlushkino, Pervomaiskyi were replaced with transmitters "ТСА-100Д", "ТСА-100М" and "АВТ" accordingly;*
- *"ДМТ-1000" digital receive satellite system was installed in village Mezhdurechie of Belyaevsk district instead of on-air receive of Orbita-4 program.*

Cable TV network was commissioned in 6 areas: in Kirov oblast (Kirov city), in Orenburg oblast (Orenburg city), in Samara subsidiary (Samara city, Neftegorsk town), in the Republic of Mariy-El (Kozmodemiyansk town), and in Mordovia Republic (Ruzaevka town). The expansion of cable TV network is continued in Nizhny Novgorod city, in the Republic of Mariy-El and in Chuvash Republic. In Samara subsidiary MMDS network was expanded and now it also covers the area of Otradnoe village. The number of TV broadcasting channels has grown: in Syzran town to 23 channels and in Tolyatti town to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and at 2004 end it amounted to 224 000 of potential subscribers. The gain of cable TV subscribers for the year was 18 104 subscribers. And as a result at 01.01.05 the number of cable TV subscribers amounted to 126 124 users.

New services

In 2004 the number of active Internet dial-up access users was 341 000. More than 8 200 ports were equipped to arrange leased line access.

Annually the number of Internet users is growing by 1,7 – 2 times.

The gain of equipped ports for providing leased line access amounted to about 5 000, the growth rate – 250%.

The growth of leased line access users is achieved due to active implementation of xDSL wideband digital access service. At 2004 end in Mega-Regional Company the number of xDSL-based connection points exceeded 4 600, the largest number of xDSL ports (2 500 or 54%) are equipped in Nizhny Novgorod subsidiary.

"Internet-penetration" characterizing the share of OJSC VolgaTelecom phone communication subscribers who are using the Company's Internet dial-up access services has

grown to 7,8%. This growth was facilitated by the development of "Internet for all" service which is very popular with household.

One of the largest projects is the construction of OJSC VolgaTelecom Intelligent network on the basis of uniform platform. At present the first phase is completed – the construction of Intelligent network in OJSC VolgaTelecom Nizhny Novgorod subsidiary.

The objective of the project is to provide the services of Intelligent network on the territory of the Volga region. The following services were selected for realization: free phone, voting over telephone, universal access number, uniform service card and call with additional payment.

FPH, VOT, UAN and PRM services are realized in OJSC VolgaTelecom Nizhny Novgorod subsidiary on the basis of Tellin® Intelligent platform (Huawei Technologies). At present in Udmurtia Republic subsidiary VOT and USC services are realized on the basis of Ericsson AXE-10 switch.

Call Service Centers development (CSC)

Firmware of CSC is installed in 3 regional subsidiaries of the Company:

- In the Republic of Mariy-El (on the basis of Definity equipment, the number of automated work stations - 50);

- In Nizhny Novgorod subsidiary (on the basis of Definity equipment, the number of automated work stations – 65);

- In Udmurtia Republic (on the basis of "Protey" platform, the number of automated work stations - 52).

In other 8 regional subsidiaries the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. At year 2005 beginning the total number of automated work stations at CSC is 585.

In 2004 the Company spent RUR 6 964,5 million of capital investments, which is by RUR 2 450,5 million more vs. 2003.

539 618 local telephony lines were commissioned during 12 months of year 2004. As compared with 2003 the commissioning of capacities in 2004 has grown by 24,5%.

GSM cellular communication network was expanded in the subsidiary in the Republic of Mariy-El by 51 000 lines, and in Samara subsidiary by 6 600 lines on the basis of BS NMT-450 equipment.

2 652 km of intra-region transmit lines were constructed.

22 170 DLD channels at automated trunk line exchanges were commissioned.

13 666 m³ of commercial objects were constructed:

- *In Nizhny Novgorod subsidiary communication center buildings were constructed in village Sechenovo and Parizhskoi kommuny settlement;*
- *In Orenburg subsidiary additional building to communication center structure and to garage was constructed in Sorochinsk town;*
- *In Saratov subsidiary additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.*

In 2004 the expenses for the development of local telephony amounted to RUR 4 434,9 million or 63,7% of the total volume of investments. The investments to DLD telephony amounted to RUR 754,2 million or 10,8% of the total volume of investments. Investments to mobile communication development amounted to RUR 191,6 million (2,8% of the total volume of investments). RUR 500,6 million or 7,2% were spent for the development of new services and technologies, which is by RUR 84 million more than in 2003.

In 2004 the 1-st stage of "Intra-regional multi-service corporate data transfer network of OJSC VolgaTelecom project was realized.

The object of investment is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC VolgaTelecom of the total estimated cost of RUR 261,5 million.

2005

In 2005 OJSC VolgaTelecom upon the whole demonstrated positive development trends and not only kept but improved its positions in major segments of telecommunications market of the Volga Federal district.

In 2005 the Company's proceeds amounted to RUR 21 348,4 million which is by RUR 2 743,6 million or by 14,7% more vs. the prior year.

In 2005 the Company's major sources of revenues were:

► *Local telephony services revenues to the amount of RUR 9 538,4 million, the growth rate of 123% vs. 2004.*

► *Revenues, gained due to growth of volume of DLD and ILD exchange, despite the reduction of their share in the Company's revenue structure due to reduction of tariff rates and volume of services, amounted to RUR 6 321 million or 29,6% of the Company's revenues.*

► *Revenue from new technologies-based services, the highest growth rate at the year-end (160,9%), amounted to RUR 1 507 million or 7,3% of the total revenues. The largest share in these revenues was the revenues from the services of providing access to information resources. Taking into account available potential of further growth of services volume, the revenues from this market segment are expected to grow. In 2005 RUR 250,8 million were allocated to the development of new services (exclusive of mobile communication).*

► *At the year-end connection and traffic transit services revenues amounted to RUR 2 696,7 million with the gain of RUR 474,1 million or 121% vs. 2004. The basic amount of increase from these services was ensured at the cost of transit of DLD traffic from connected operators.*

In 2005 capital investments amounted to RUR 5 208,721 million which is by RUR 1 755,8 million less vs. 2004.

Out of capital investments RUR 5 177,78 million or 99,4% were allocated to communication facilities, and RUR 30,941 million or 0,6% to other lines of business. The reduction of investment program vs. 2004 was caused by saturation of market traditional segments and also by additional requirements to economic component of investments to reduce the time and increase the rate of return of investments.

For 12 months of 2005 495 288 local telephony lines were commissioned which is 100,4% to the schedule. As compared with 2004 the commissioning of capacities in 2005 has reduced by 8%.

Total investments for IT development in order to improve business-processes in the Company and upgrade engineering architecture amounted to RUR 394,2 million.

GSM cellular network in the subsidiary in the Republic of Mariy-El was expanded by 250 000 lines and in Samara subsidiary by 10 000 lines on the basis of BS NMT-450 equipment.

In 2005 the following was constructed:

** 1 759 km of intra-region transmission links,*

** 15 960 DLD channels of automatic trunk exchanges,*

** 14052 m^3 of commercial objects, of which*

- *In Kirov subsidiary – settlement-service center;*
- *In Republic of Mariy-El subsidiary – training-prophylactic center;*
- *In Mordovia Republic subsidiary – reconstruction of building of attended repeater office;*
- *In Nizhny Novgorod subsidiary – ATX building in rural area;*
- *In Ulyanovsk subsidiary – building of communication technical node*
- *In Udmurtia Republic subsidiary – ATX building extension in settlement Alnashi.*

As before, the major share of the Company's investment program was the investments into upgrade and expansion of traditional telephony objects. In 2005 the investments into this market segment amounted to RUR 2 803,3 million or 53,5% of the total amount of investments. RUR 992 million or 18,9% of the total investments were allocated to the development of data transfer network and infrastructure (DLD and ILD telephony). IT investments amounted to RUR 394,2 million. RUR 239,2 million were invested into mobile communication development.

In 2005 RUR 250,8 million (4,8% of the total investments) were invested into new services development, which is by RUR 84,4 million more vs. 2004.

In 2005 the second stage of "Intra-regional multi-service corporate data transfer network of OJSC VolgaTelecom construction was completed. Within the 2-nd stage the corporate networks of the Company's regional subsidiaries were additionally equipped to comply with the requirements of functionality, security and performance. RUR 102,1 million were invested to realize the 2-nd stage.

2006

With due account for the changes in telecommunications market in 2006 OJSC VolgaTelecom upon the whole demonstrated positive development trends and not only kept but improved its positions in strategic segments of telecommunications market of the Volga Federal district.

In 2006 the Company's revenues from communication services amounted to RUR 20 366,9 million which is by RUR 420,7 million or 2% less vs. the prior year. This is directly connected only with structural shifts in carriers' revenues caused by the change since 01.01.2006 of regulatory framework governing the activities of Russian carriers; the right to render DLD and ILD services was transferred to DLD and ILD carriers, and also by the change of interrelations of operators of long-distance, intra-region and local networks.

In 2006 the Company's major sources of revenues were:

- *Local telephony services revenues amounted to RUR 10 355,9 million, the growth rate of 108,1% vs. 2005.*
- *Intra-region services revenues amounted to RUR 3 564,2 million or 17,5% of the Company's revenues.*
- *Revenues from new technologies-based services, the highest growth rate at the year-end (143,8%), amounted to RUR 2164,2 million or 10,6% of the total revenues. The largest share in these revenues was the revenues from the services of providing access to information resources. Taking into account available potential of further growth of services volume, the revenues from this market segment are expected to grow.*
- *At the year-end connection and traffic transit services revenues amounted to RUR 3 362,6 million with the gain of RUR 676,1 million or 125,2% vs. 2005. The basic amount of increase from these services was ensured at the cost of transit of DLD traffic from connected operators.*

2007

Upon the whole the Company has demonstrated positive development trend and not only held but strengthened its positions in strategically important segments of telecommunications market of the Volga Federal district.

In 2007 the Company's communications services revenues amounted to RUR 23 887,3 million, which is by RUR 3 520,4 million or 17% more vs. the prior year. This is connected with

substantial growth of revenues from new-technologies-based services, and in particular Internet leased line access services (the growth rate vs. 2006 was 180%).

In 2007 the Company's major sources of revenues were:

- *Local telephony services revenues amounted to RUR 11 205,5 million, the growth rate of 108,2% vs. 2006.*
- *Intra-region services revenues amounted to RUR 4 830,2 million, the growth rate of 135,5% vs. 2006.*
- *Revenues from new technologies-based services, the highest growth rate at the year-end (151%), amounted to RUR 3 267,4 million or 13,6% of the total communications services revenues. The largest share in these revenues was the revenues from the services of providing access to information resources. Taking into account available potential of further growth of services volume, the revenues from this market segment are expected to grow.*
- *At the year-end connection and traffic transit services revenues amounted to RUR 3 599,5 million with the gain of RUR 236,9 million or 7% vs. 2006. The basic amount of gain from these services was ensured by the transit of DLD traffic from connected operators.*

The following was done within the frameworks of large and important projects in technical development, construction of communication links and implementation of federal programs:

1. *In 2007 within the framework of implementation of the program of universal service provision the Company has installed 17 070 payphones, including 16 468 payphones during the first phase (tenders of 2006) and 602 payphones during the second phase (tenders of 2007). In accordance with the tender's terms and conditions 100% of payphones were installed ahead of schedule in the Company's regional subsidiaries in Mordovia Republic and in Ulyanovsk.*
2. *In 2007 the Company's regional subsidiaries within priority national project "Education" have connected 3 437 educational institutions to Internet at the rate of at least 128 Kbps. The total number of educational institutions for which Internet channels were arranged during the time of the project realization (2006-2007) accounts for 8 323 objects.*
3. *Four regional subsidiaries (Penza, Samara, Udmurtia and Chuvash Republics) have successfully realized the next phases of the project of networks reconstruction on the basis of NGN equipment.*
4. *In 2007 the Company has completed the construction of intra-regional data transmission network on the basis of DWDM equipment of Huawei Technologies; the network's center is in Nizhny Novgorod city. The channels of 2 Gbps carrying capacity were arranged between the network's central node and each oblast/republic center. Juniper Networks equipment is used as central routers in all the Company's regional subsidiaries and at intra-regional level (in Nizhny Novgorod and Samara cities).*

4.5.1. Analysis of factors and conditions affecting the issuer's operations

Basic factors and conditions affecting the issuer's operations and the results of such operations:

Basic trends of communications services market development in the region, analysis of basic changes of the market in 2007:

- *In cities and towns – regional centers the level of telephone penetration reached the level allowing for speaking about the market saturation.*

- *Income level of rural area residents remained low which negatively affected the volume of demand for communication services.*
- *Subscribers' base of cellular and alternative operators continued to grow.*
- *Internet broadband access services market was rapidly growing.*

In Q 1-2008 the basic factors affecting the issuer's activities are:

- *Saturation of traditional telephony services market in a number of regions where OJSC VolgaTelecom provides communications services.*
- *Improvement of competition on the part of alternative communication operators.*

The competitors in local telephony market are mobile cellular operators: OJSC "Mobile TeleSystems", OJSC "Vympelcom" and OJSC "Megaphone".

At present wire phone sets are supplemented with mobile communication services and there is a tendency to substitute fixed line communication for cellular communication. Implementation of time charging system with the capability of choosing the tariff plan realized in 2007 beginning has sharpened the competition and made the subscribers think about the need to have a fixed phone. This may result in the increase in phone sets removal and as consequence the reduction of subscribers' base.

There is also substantial competition on the part of alternative operators as regards installation of phone sets in new buildings. Alternative operators are attracting the subscribers by prompt solution of the problem and the capability of bundled offering straightway.

OJSC VolgaTelecom's advantages - well-developed proprietary infrastructure allowing for connecting a premise to PSTN in any point of the city with subsequent provision of full range of modern telecommunications services.

At present alternative operators and "home" networks are actively developing in broadband access market. OJSC VolgaTelecom competes against alternative operators both for new users of Internet broadband access and for the change-over of dial-up users to broadband access.

The advantages of alternative operators are prompt response to market changes and flexibility of pricing policy.

OJSC VolgaTelecom's advantage – availability of proprietary networks where ADSL equipment can be installed and so it ensures actually 100% cover of subscribers with technical capability to provide the service. The capability of offering unlimited tariff plans in most of the Company's regional subsidiaries under low prime cost of traffic is also VolgaTelecom's advantage allowing for attracting most of the subscribers.

The major trends of the issuer's activities to develop competitive advantages are:

- *Arrangement of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;*
- *Efficient utilization and development of network and infrastructure resources;*
- *Improvement of organizational effectiveness;*
- *Radical enhancement of the role of marketing and sales in decision making;*
- *Creation and provision of bundled offerings of integrated services while saving the clients' money;*
- *Drastic change of operation in business sector segment on the basis of long-term partnership relations and organization of active model of "direct" sales as one of the most important instruments in competitive struggle.*

4.5.2. The issuer's competitors

The issuer's principal competitors in core activities and the factors of the issuer's competitive capacity:

With the course of time the competitors' market positions become stronger and it is particularly obvious in new services market. Along with a large number of regional alternative operators there are large federal players in the markets.

The issuer's principal competitors:

- ***Cellular mobile communication operators - Megaphone, MTS, Vympelcom;***
- ***Alternative federal and regional communication operators - Golden Telecom, OJSC Comstar and Air Telecom;***
- ***"Home" networks operators and cable TV operators.***

The issuer's operations may be affected by:

- ***Emergence of new large players in promising market of new services;***
- ***Attack of regional markets by metropolitan carriers having high investment capital;***
- ***Takeover of small players of telecommunications market by way of their purchase;***
- ***Active promotion of services in high-yielding clients' segments;***
- ***Active build up of alternative modern infrastructure of telecommunications market;***
- ***Improvement of price competition of telecommunications market players;***
- ***Active development by competitors of fiber-optic and wireless technologies of Internet access;***
- ***Expansion of mobile communication network cover area and mobile substitution of traffic and links.***

Taking into account the RF Government strategic objectives intended to demonopolize communications market, the probability of occurrence of the above risks is high. So, according to law "On communication" OJSC VolgaTelecom should ensure equal access to its infrastructure for all communication market operators, which allows small operators, without investing considerable funds, for successful competition with VolgaTelecom owing to their mobility and flexibility. Large federal level players prefer to develop their own digital infrastructure (excelling in technical features of "copper" infrastructure of OJSC VolgaTelecom), and on its basis they make bundled offerings of communication services taking into consideration the clients' requirements.

Despite high level of competition OJSC VolgaTelecom maintains high share of market of traditional communication services.

OJSC VolgaTelecom's share, with due account for cellular communication (in two regional subsidiaries), amounts to 25,2% of all the revenues of telecom sector.

The values of the issuer's market share and its competitors for five accomplished fiscal years:

Name	Country of incorporation	Market share, %				
		2003	**2004**	**2005***	**2006***	**2007***
Company-issuer	Russia	*45,6%*	*42,0%*	*36,3%*	*27,6%*	*25,2%*
Competitors	Russia	*54,4%*	*58,0%*	*63,7%*	*72,4%*	*74,8%*

** Market share was calculated on the basis of RF Goscomstat data with due account for cellular communication.*

The list of factors of the issuer's competitive capacity:

OJSC VolgaTelecom's competitive advantages are:

- ***Well-developed infrastructure;***

- ***Financial security allowing, with the availability of well-developed infrastructure, for investing into most profitable market segments and most promising business trends;***
- ***Quality of services provision (construction of NGN-based communication networks allowing for considerable expansion of the range of services provided by the issuer and for improving the services quality);***
- ***Application properties of services (wide range of provided services, additional services, provision of services specific for a region, etc.);***
- ***Capability to generate bundled offerings of integrated services.***

Essential factors that may improve the issuer's operations results:
Basic trends of the issuer's operations for the development of competitive advantages are:
- ***Improvement of organizational effectiveness and the role of marketing in decision making;***
- ***Arrangement of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;***
- ***Efficient utilization and development of network and infrastructure resources.***

V. Detailed data on persons - members of the issuer's management bodies, the issuer's bodies controlling its financial-economic activities, and brief data on the issuer's employees (workers)

5.1. Data on the structure and competencies of the issuer's management bodies

Full description of the issuer's management bodies structure and their competencies in accordance with the issuer's articles of association (constitutive documents):
In accordance with articles 12, 13, 14, 15 of the issuer's Articles of association the issuer's management bodies are:

General meeting of shareholders;
The Board of directors;
Management board;
General Director.

The issuer's shareholders (participants) general meeting competencies as per its Articles of association (constitutive documents):
General meeting of shareholders is the Company's supreme management body.

In accordance with article 12.2 of the issuer's Articles of association the competencies of General meeting of shareholders cover the following issues that may not be transferred for the solution to the Board of directors, the General Director or to the Management board of the issuer:

"1) introduction of modifications and amendments to the Articles of association or approval of restated version of the Company's Articles of association (except for the cases statutory by Federal law "On joint-stock companies"), the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of interim and final liquidation balance sheets, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

6) determination of the quantity, par value, category (type) of the Company's authorized shares and the rights granted by these shares, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

7) increase in the Company's authorized capital through the increase in the shares par value, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

8) increase in the Company's authorized capital through placement of additional ordinary shares by public offering in case, if the quantity of additionally placed shares is more than 25% of ordinary shares placed earlier by the Company, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

9) increase in the Company's authorized capital through placement of additional shares by private offering, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

10) reduction in the Company's authorized capital through the Company's acquisition of a part of shares in order to reduce their total quantity, and also through pay off of shares acquired or redeemed by the Company, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and early termination of their office, the resolutions on which are passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13.1) payment (declaration) of dividends based on the results of the first quarter, six months, nine months of the fiscal year, the resolutions on which are passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's income statements (profit and loss accounts), and also distribution of profit (including payment (declaration) of dividends, exclusive of profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and loss of the Company at the fiscal year-end; the resolutions on which are passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders general meeting, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

16) passing the resolution on approval of related party transactions, the resolution on which is passed in cases and as per the procedure statutory by chapter XI of Federal law "On joint-stock companies";

17) passing the resolution on approval of large transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of property the cost of which is more than 50% of the Company's balance sheet assets defined by the data of its accounting statement at the last reporting date, except for the transactions made in the course of routine economic activities of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities convertible into the Company's ordinary shares, the resolution on which is passed by a majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

18) passing the resolution on participation in financial-industrial groups, associations and other unions of business entities, the resolution is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activities, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

20) the Company's placement of bonds convertible into shares and of other issuing securities convertible into shares, if the specified bonds (other issuing securities) are placed by private offering or by public offering, if in case of public offering convertible bonds (other issuing securities) may be converted into the Company's ordinary shares amounting to more than 25% of earlier placed ordinary shares, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

21) passing the resolution on reimbursement for the Company's account of the expenses for preparation and holding of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of the Russian Federation the Board of directors has not made the decision on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

22) passing the resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is passed by a majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

23) solution of other issues statutory by Federal law "On joint-stock companies" and by the Articles of association."

Competencies of the issuer's Board of directors in accordance with its articles of association (constitutive documents):

In accordance with article 13 of the issuer's Articles of association the following issues are related to the competencies of the Board of directors:

"13.4. The following issues are related to the competencies of the Company's Board of directors:

1) definition of priority trends of the Company's activities, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) prior approval of operations which are beyond the scope established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases statutory by item 8 of clause 55 of Federal law "On joint-stock companies";

4) approval of the agenda of general meeting of shareholders;

5) setting the date of drawing up the list of persons entitled to participate in general meeting of shareholders, and other issues within the competencies of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint-stock companies" and related to the preparation and holding of general meeting of shareholders;

6) prior approval of the Company's annual report;

7) increase in the Company's authorized capital through the Company's placement of additional shares within the limits of authorized shares quantity, defined by the present Articles of association, excluding the cases statutory by sub-items 8,9 of item 12.2 of the present Articles of association;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds convertible into shares and of other issuing securities convertible into shares, if the specified bonds (other issuing securities) are placed by public offering and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares amounting to 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, offering price and repurchase of issuing securities in cases statutory by Federal law "On joint-stock companies";

11) approval of decisions on issue of securities, prospectuses of securities, reports on the results of the Company's shares acquisition in order to pay them off, reports on the results of shares retirement, reports on the results of shareholders' demands of repurchase of shares held by them;

12) acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and terms and conditions of the contract with it, and also decision making on cancellation of the contract with it;

14) recommendations on profit distribution, including on the size of dividend on the Company's shares and the procedure of its payment and the Company's loss at fiscal year-end;

15) the use of required reserve and other funds of the Company;

16) approval of an internal document defining the procedures of internal control over financial and economic activities of the Company;

17) recommendations on the size of remuneration and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of audit services contract concluded with the Company's auditor, including determination of the amount of payment for audit services;

18) approval of Regulation on the Company's structural subdivision exercising the functions of internal control, prior approval of candidates for the position of its head and release from office of the specified person by the Company's initiative, and also consideration of other issues the decisions on which should be made by the Board of directors in accordance with the Regulation on the specified subdivision;

19) prior approval of a transaction or several interrelated transactions connected to acquisition, disposal or possibility of disposal by the Company directly or indirectly of the property the cost of which is from 1 to 25% of the book value of the Company's assets defined by the data of its accounting statement at the last reporting date;

20) approval of transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the book value of the Company's assets defined by the data of its accounting statement at the last reporting date, excluding the transactions made in the course of routine economic activities of the Company, the transactions related to the placement by subscription (realization) of the

Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint-stock companies";

22) definition (change) of functional blocs of corporate structure and of basic functions of subdivisions comprising functional blocs of the Company's corporate structure (excluding the structure of regional subsidiaries and representation offices of the Company);

23) establishment of regional subsidiaries, opening of representation offices, their liquidation, approval of Regulations on them;

24) prior approval of candidates for the position of heads of regional subsidiaries and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts by the Company's initiative;

25) excluded;

26) appointment of single executive body (General Director), defining the term of his/her office, and also early termination of his/her office and conclusion of labor contract with him/her;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, appointment of Management board members, early termination of the authority of the Management board members;

29) approval of occupation by the person exercising the functions of singe executive body of the Company, by members of the Company's Management board of the posts in management bodies of other entities;

30) permission to the person acting as single executive body to combine his/her functions with work in paid jobs in other entities;

31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval of Regulations on them;

32) appointment and dismissal of corporate secretary of the Company, approval of the Regulation on the corporate secretary and on the back office of the Company's corporate secretary;

33) approval of terms and conditions of contracts (supplementary agreements) concluded with the General Director, members of the Management board, the heads of regional subsidiaries and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's corporate secretary, and also consideration of issues the decisions on which should be made by the Board of directors in accordance with the specified contracts;

34) taking the decisions on the Company's participation in other business entities (joining as a participant, termination of participation, change of size or par value of equity share, change of shares quantity or par value of shares belonging to the Company);

35) taking the decisions on the Company's participation in non-profit organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the present Articles of association, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-profit organizations;

36) taking the decisions on the issues referred to the competencies of general meetings of participants of business entities, in which the Company is a sole participant having the right of vote at general meetings of participants;

37) excluded;

38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the

Company's activities, about the Company's securities and transactions with them, the information not being publicly accessible;

40) approval of the procedure of risks management in the Company;

41) approval of other, in addition to those stipulated by item 13.4 of the present Articles of association, internal documents of the Company, regulating the issues within the competencies of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Articles of association is within the competencies of the shareholders' general meeting and the Company's executive bodies;

42) prior approval of involving outside experts for value received to the audit of the Company's activities conducted by the Auditing committee;

determination of the procedure of payment and other material terms and conditions of participation of outside experts involved for value received to the audit conducted by the Auditing committee;

43) other issues statutory by Federal law "On joint-stock companies" and the Articles of association."

The issues referred to the competencies of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

Competencies of single and collegial executive bodies of the issuer in accordance with its Articles of association (constitutive documents):

In accordance with article 14 of the issuer's Articles of association the following issues of management of the issuer's day-to-day operations are referred to the competencies of the Management board:

"14.1. Management board is a collegial executive body organizing the performance of resolutions of shareholders' general meeting and the decisions of the Company's Board of directors.

14.4. The following issues of management of the Company's day-to-day operations are referred to the competencies of the Company's Management board:

1) elaboration of proposals on basic trends of the Company's activities, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, proposals on introducing modifications to the specified documents;

2) deciding the issues referred to the competencies of supreme management bodies of non-profit organizations where the Company is a sole promoter (member), excluding non-profit organizations where the supreme management body is formed without the promoter's (member's) involvement;

3) defining staff and social policy of the Company;

4) approval of internal document regulating general provisions of labor motivation, and also consideration and making decision on concluding collective bargaining contracts and agreements;

5) Preparation of materials and drafts of resolutions on the issues subject to consideration by the Board of directors, excluding the issues stipulated by sub-items 24, 26, 27, 28, 31, 33 of item 13.4 of article 13 of the present Articles of association and also the issues initiated in accordance with the Russian Federation legislation and the Company's Articles of association with indication of specific dates of their consideration by the Board of directors making it impossible to consider preliminary these issues by the Company's Management board;

Preparation of materials subject to consideration by the committees of the Board of directors;

6) Organizational-technical support of the Company's bodies activities;

7) Defining technical, finance-economic and tariff policy of the Company and regional subsidiaries;

8) Defining accounting policy, control over perfection of the methods of bookkeeping and management accounting, and also over the implementation of accounting of the Company and regional subsidiaries as per international accounting standards;

9) Defining the methods of planning, budgeting and controlling of the Company and regional subsidiaries;

10) Defining the policy of ensuring the security of the Company and regional subsidiaries;

11) Defining the procedure of vesting the property to regional subsidiaries and taking of property settled on regional subsidiaries;

12) defining the total number and appointment of members of collegial executive bodies of regional subsidiaries, and also early termination of their authority, approval of Regulation on collegial executive body of regional subsidiary;

13) prior approval of candidates for the posts of deputy heads, chief accountants of regional subsidiaries and representation offices and dismissal of the said persons from their posts on the Company's initiative;

14) approval of terms and conditions of contracts (supplementary agreements) concluded with the members of collegial executive bodies of regional subsidiaries, with deputy heads, chief accountants of regional subsidiaries and representation offices, and also consideration of issues the decisions on which should be made by Management board in accordance with the specified contracts;

15) excluded;

16) analysis of the results of operation of the Company's structural subdivisions, including the separate ones, and the development of binding instructions on their operation improvement;

17) approval of internal documents regulating the issues within the competencies of the Company's Management board, excluding the documents approved by shareholders' general meeting and the Company's Board of directors;

18) approval (change) of the Company's corporate structure, including the approval of functions of structural subdivisions (excluding the structure and functions of representation offices and structural subdivisions of regional subsidiaries located outside the addresses of regional subsidiaries locations).

14.5. The Company's Management board also has the right to make decisions on other issues of the Company's day-to-day operations management on the instructions of the Company's Board of directors, at the proposals of the committees of the Company's Board of directors and the Company's General Director."

In accordance with article 15 of the Issuer's Articles of association the competencies of the General Director cover the issues of management of the Issuer's day-to-day operations, excluding the issues related to the competencies of the Issuer's General meeting of shareholders, the Board of directors and the Management board:

"15.1. General Director is single executive body managing the Company's day-to-day operations. General Director is appointed by the Company's Board of directors.

15.2. General Director makes decisions on the issues not referred by the present Articles of association to the competencies of shareholders' general meeting, of the Board of directors and Management board of the Company.

15.3. General Director acts as the Chairman of the Company's Management board.

15.4. General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, and directions and gives instructions mandatory for execution by all employees of the Company.
The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

15.5. The Company's Board of directors has the right at any time to make the decision on early termination of the authority of the Company's General Director and on cancellation of contract with him/her."

Data on availability of the issuer's internal document establishing the rules of the issuer's corporate governance:
On March 11, 2004 (minutes № 30) the issuer's Board of directors approved "The Code of corporate governance of OJSC VolgaTelecom" – the internal document establishing the rules of the issuer's corporate governance and regulating the Company's relations with shareholders and investors. On September 24, 2004 (minutes № 8), on May 20, 2005 (minutes № 30) and on September 20, 2006 (minutes № 7) the Board of directors introduced modifications into the Code of corporate governance of OJSC VolgaTelecom.

The full text of the issuer's Code is posted in the Internet at:
http://www.vt.ru/?id=3547

Data on modifications introduced into the issuer's articles of association during the reporting period:
During the reporting period there were no modifications in the issuer's Articles of association.

Data on availability of internal documents regulating the issuer's bodies activities:

The issuer's internal documents regulating the activities of its bodies:

Regulation on the procedure of holding general meeting of shareholders of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 26, 2003 (Minutes №3) and modifications into the Regulation on the procedure of holding general meeting of shareholders of OJSC VolgaTelecom approved by annual general meeting of shareholders on June 28, 2005 (Minutes № 5), modifications and amendments approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6), modifications approved by annual general meeting of shareholders on June 22, 2007 (Minutes № 7).

Regulation on the Board of directors of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications and amendments to the Regulation on the Board of directors of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4), on June 28, 2005 (Minutes №5), on June 26, 2006 (Minutes № 6), modifications approved by annual general meeting of shareholders on June 22, 2007 (Minutes № 7).

Regulation on the Management board of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications to the Regulation on the Management board

approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4).

Regulation on Auditing committee of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications to the Regulation on Auditing committee of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4), modifications and amendments approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6).

Data on modifications introduced during the reporting period into internal documents regulating the activities of the issuer's bodies:
During the reporting period there were no modifications into internal documents regulating the activities of the issuer's bodies.

Full text of the issuer's current Articles of association and the internal documents of OJSC VolgaTelecom regulating the activities of the issuer's bodies, and also approved modifications and amendments to them are posted in the Internet at the Company's site at:
http://www.vt.ru/?id=261
http://www.vt.ru/?id=3547

5.2. Information about the persons – members of the issuer's management bodies

Composition of every management body of the issuer specified in item 5.1 of quarterly report (excluding general meeting of shareholders).
The issuer's Board of directors elected by annual general meeting of shareholders on June 22, 2007:

Composition of the issuer's Board of directors:

The Chairman of the Board of directors:
Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***
Graduated from North-West corresponding polytechnical institute in 1981;
Business school of Columbia University (New-York city);
Business school of Fuke University (business management)

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***OJSC "Rostelecom"***
Post: ***General Director***

Period: ***2003 – 2003***
Entity: ***OJSC "Rostelecom"***
Post: ***chairman of the Management board***

Period: *2003 – 2003*
Entity: ***non-government pension fund "Rostelecom – Garantiya"***
Post: ***member of the fund's council***

Period: ***2003 – 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2003 – 2003***
Entity: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***ZAO "Globaster – Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***ZAO "Interfax -Telecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***OJSC "RTK-Leasing"***
Post: ***chairman of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "North-West Telecom"***
Post: ***General Director***

Period: ***2003 – 2004***
Entity: ***OJSC "North-West Telecom"***
Post: ***chairman of the Management board***

Period: *2004 – 2004*
Entity: *OJSC "North-West Telecom"*
Post: *member of the Board of directors*

Period: *2003 – 2004*
Entity: *Non-commercial partnership "The center of investigation of telecommunications development problems"*
Post: *member of the council of the partnership*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *first deputy to the General Director*

Period: *2006 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *adviser to the General Director*

Period: *2004 – 2006*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2007 – 2007*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Entity: *Interregional commercial bank of development of communications and IT (Open Joint Stock Company)*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Southern Telecommunication Company"*
Post: *chairman of the Board of directors*

Period: ***2005 – 2006***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Board of directors***

Period: ***2007 – present time***
Entity: ***ZAO "BaltAvtoPoisk"***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Members of the Board of directors:

Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Education: ***higher education***
Graduated from Kuibyshevskyi electro-technical institute of communications in 1974, specialty - telecommunications engineer;
Moscow technical university of communications, postgraduate student – 1978, doctoral candidate – 1992;
Doctor of Engineering Science, professor
Posts held during the last 5 years:
Period: ***2003 – present time***
Entity: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and IT in Samara city***
Post: ***head of a chair***

Period: ***2003 – present time***
Entity: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and IT in Samara city***
Post: ***rector***

Period: ***2003 – 2006***
Entity: ***Regional public association "Academy of telecommunications and IT"***
Post: ***president (without pay)***

Period: ***2003 – present time***
Entity: ***the Volga association of engineers "TELEINFO"***
Post: ***Vice-president (without pay)***

Period: ***2003 – present time***
Entity: ***Council of rectors of Samara oblast higher education establishments***
Post: ***member of the board of directors***

Period: ***2004 – present time***
Entity: ***"International society of engineers-opticians SPIE"***
Post: ***member of international society***

Period: ***2004 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

(Since 01.08.2007 and to present time – chairman of Strategic Development Committee with the issuer's Board of directors)

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Bilibin Yuri Alexandrovich
Year of birth: ***1971***
Education: ***higher education***
Graduated from St.Petersburg State technical university in 1994, specialty – engineer-thermophysist;
St.Petersburg State technical university, specialty – international economic relations department, economist of international relations

Posts held during the last 5 years:
Period: ***2003 – 2004***
Entity: ***OJSC "Svyazinvest"***
Post: ***assistant to the General Director***

Period: ***2003 – 2004***
Entity: ***OJSC "NWT"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***ZAO "Medexpress"***
Post: ***member of Supervisory council***

Period: ***2004 – 2006***
Entity: ***OJSC "RTK-Leasing"***
Post: ***advisor to the General Director***

Period: *2003 – 2005*
Entity: ***ZAO "North-West Telecombank"***
Post: ***member of the Board of directors***

Period: *2003 – 2004*
Entity: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: *2003 – 2004*
Entity: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: *2003 - 2004*
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: *2003 – 2004*
Entity: ***OJSC "Inter-regional commercial Bank of communications and IT development"***
Post: ***member of the Board of directors***

Period: *2003 – 2003*
Entity: ***Non-government Pension Fund "Rostelecom-Garantiya"***
Post: ***member of the fund's council***
Period: *2003 – 2006*
Entity: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: *2003 – 2003*
Entity: ***ZAO "RTK-Invest"***
Post: ***member of the Board of directors***

Period: *2003 – 2004*
Entity: ***OJSC "Svyazinvest-Media"***
Post: ***chairman of the Board of directors***

Period: *2004 – 2005*
Entity: ***OJSC "Svyazinvest-Media"***
Post: ***member of the Board of directors***

Period: *2003 – 2004*
Entity: ***ZAO "MobiTel"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***OJSC "Lensvyaz"***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***ZAO "Registrator-Svyaz"***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***OJSC "Telecominvest"***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***ZAO "Sky Link"***
Post: ***member of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***ZAO "Globus-Telecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Inter-regional commercial Bank of communications and IT development"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Inter-regional transit Telecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***ZAO "Startcom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***ZAO "Russkyi Industrialnyi Bank"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***ZAO "TelecomCenter"***
Post: ***member of the Board of directors***

Period: *2006 – 2007*
Entity: ***OJSC "Rostelecom"***
Post: ***management board member***

Period: *2006 – 2007*
Entity: ***OJSC "CenterTelecom"***
Post: ***management board member***

Period: ***2006 – present time***
Entity: ***OJSC "Giprosvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: *2006 – 2007*
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: *2006 – 2007*
Entity: *ZAO "Tsentel"*
Post: ***member of the Board of directors***

Period: *2006 – 2007*
Entity: ***ZAO "Startcom"***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Information technologies of communications"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***ZAO "RTK-Invest"***
Post: ***member of the Board of directors***

Period: *2006 – 2007*
Entity: ***OJSC "Telecominvest"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "ORK"***
Post: ***member of the Board of directors***

Period: *2006 – 2007*
Entity: ***OJSC "Svyazinvest"***
Post: ***advisor to the General Director***

Period: *2005 – 2007*
Entity: ***ZAO "PeterStar"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***ZAO "Sky Link"***
Post: ***first deputy to the General Director***

Period: ***2007 – present time***
Entity: ***OJSC "Southern Telecommunications Company"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***Non-commercial partnership "Center of investigations of telecommunications development problems"***
Post: ***chairman of the partnership's council***

Period: ***2007 – present time***
Entity: ***ZAO "Baikalvestcom"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Gavrilenko Anatolyi Anatolievich
Year of birth: ***1972***
Education: ***higher education***
Graduated from Moscow State University after M.Lomonosov in 1995, specialty - economic cybernetics;
Graduated from Moscow State University after M.Lomonosov in 2001, specialty – jurisprudence.

Posts held during the last 5 years:
Period: ***2003 – 2004***
Entity: ***ZAO "Alor Invest"***
Post: ***director of strategic financial budgeting***

Period: ***2003 – 2004***
Entity: ***LLC "Alor+"***
Post: ***deputy to General Director (pluralistically)***

Period: ***2004 – present time***
Entity: ***ZAO "Leader"***
Post: ***General Director***

Period: ***2004 – present time***
Entity: ***ZAO "Leader"***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***OJSC "Ulyanovsk automobile factory"***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***OJSC OMZ (Uralmash-Izhora group)***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC OMZ (Uralmash-Izhora group)***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Belvnesheconombank"***
Post: ***member of supervisory council***

Period: ***2005 – present time***
Entity: ***OJSC "Moscow heatnetwork company"***
Post: ***member of the Board of directors***

Period: *2005 – present time*
Entity: *OJSC "Moscow city's electric power supply network company"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "Moscow joint electric power supply network company"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Management electric power supply company"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Southern Telecommunications Company"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "Mosenergo"*
Post: *member of the Board of directors*

Period: *2006 – 2007*
Entity: *OJSC "Mosenergosbyt"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *"Gazprombank" (open joint-stock company)*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC "SIBUR – Holding"*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Board of directors*
Period: *2008 – present time*
Entity: *OJSC "Salavatnefteorgsintez"*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***

The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***
Graduated from Alma-Ata institute of national economy in 1990, specialty – industry planning

Posts held during the last 5 years:
Period: ***2003 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to the director – chief of the sector of Corporate Governance Department***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of corporate governance and legal support Department***

Period: ***2003 – present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Entity: ***Non-commercial Partnership "Russian institute of directors"***
Post: ***member of the partnership***

Period: ***2003 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 to present time – chairman of the Board of directors' Corporate Governance Committee
Since 01.08.2007 to present time – member of the Board of director's Staff and Rewards Committee)

Equity stake in the authorized capital of the issuer: ***0,00122%***
Equity stake of the issuer's ordinary shares: ***0,00082%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Education: ***higher education***
Graduated from Omsk institute of engineers of railroad transportation in 1979, specialty - electric engineer of communication routes;
Postgraduate course of Leningrad institute of engineers of water-borne transportation in 1986, PhD (engineering), PhD (economics)

Posts held during the last 5 years:
Period: ***2003 – present time***
Entity: ***ZAO "Professional Telecommunications"***
Post: ***General Director***

Period: ***2003 – present time***
Entity: ***ZAO "Professional Telecommunications"***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***ZAO "RadioTel"***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***ZAO "RadioTel"***
Post: ***chairman of the Board of directors***

Period: ***2004 – present time***

Entity: *OJSC "Rostelecom"*
Post: ***member of the Board of directors***

Period: ***2004 – 2007***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 to present time – chairman of Committee for audit with the issuer's Board of directors
Since 01.08.2007 to present time – member of Strategic Development Committee with the issuer's Board of directors)

Period ***2004 – 2007***
Entity: ***OJSC "Tetrasvyaz"***
Post: ***General Director***

Period ***2006 – 2007***
Entity: ***OJSC "Tetrasvyaz"***
Post: ***member of the Board of directors***

Period ***2007 – present time***
Entity: ***OJSC "Tetrasvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Enin Evgenyi Petrovich
Year of birth: ***1958***
Education: ***higher education***
Graduated from Leningrad State University after A.A. Zhdanov in 1985, specialty – political economics.

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***ZAO "Renaissance – Capital"***
Post: ***deputy to the General Director***

Period: ***2003 – 2004***
Entity: ***Fund "Institute of equity market and management"***
Post: ***General Director***

Period: ***2004 – 2005***
Entity: ***LLC IC "LenMontazhStroi"***
Post: ***deputy to the General Director***

Period: ***2005 – 2006***
Entity: ***ZAO IC "Russian monolit"***
Post: ***General Director***

Period: ***2006 – present time***
Entity: ***Non-Commercial Partnership "Russian institute of Directors"***
Post: ***deputy to the director***

Period: ***2006 – present time***
Entity: ***OJSC "Southern Telecommunications Company"***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 to present time – chairman of Staff and Rewards Committee with the issuer's Board of directors

Since 01.08.2007 to present time – member of Committee for audit with the issuer's Board of directors)

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Zhelonkin Vladimir Borisovich
Year of birth: ***1967***
Education: ***higher education***
Graduated from University of knowledge methodology in 1994, specialty – economics and production management.

Posts held during the last 5 years:
Period: ***2003 – 2004***
Entity: ***OJSC TV-radio broadcasting company "Moscow"***
Post: ***General Director***

Period: ***2004 – 2006***
Entity: ***ZAO "International industrial bank"***
Post: ***managing director***

Period: ***2006 – present time***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***

Post: ***deputy to the General Director***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC "Southern Telecommunications Company"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC "North-West Telecom"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***
Graduated from North-West corresponding polytechnical institute in 1981;
Business school of Columbia University (New-York city);
Business school of Fuke University (business management)

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***OJSC "Rostelecom"***

Post: ***General Director***

Period: ***2003 – 2003***
Entity: ***OJSC "Rostelecom"***
Post: ***chairman of the Management board***

Period: ***2003 – 2003***
Entity: ***non-government pension fund "Rostelecom – Garantiya"***
Post: ***member of the fund's council***

Period: ***2003 – 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2003 – 2003***
Entity: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***ZAO "Globaster – Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***ZAO "Interfax -Telecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***OJSC "RTK-Leasing"***
Post: ***chairman of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "North-West Telecom"***

Post: ***General Director***

Period: ***2003 – 2004***
Entity: ***OJSC "North-West Telecom"***
Post: ***chairman of the Management board***

Period: ***2004 – 2004***
Entity: ***OJSC "North-West Telecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***Non-commercial partnership "The center of investigation of telecommunications development problems"***
Post: ***member of the council of the partnership***

Period: ***2004 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2004 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***first deputy to the General Director***

Period: ***2006 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***adviser to the General Director***

Period: ***2004 – 2006***
Entity: ***OJSC "Telecominvest"***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***OJSC "Telecominvest"***
Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Entity: ***Interregional commercial bank of development of communications and IT (Open Joint Stock Company)***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***

Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Southern Telecommunication Company"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Board of directors***

Period: ***2007 – present time***
Entity: ***ZAO "BaltAvtoPoisk"***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***
Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 to present time – member of Strategic Development Committee with the issuer's Board of directors)

Period: ***2005 – present time***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***

Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***ZAO Orenburg-GSM***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Savchenko Victor Dmitrievich
Year of birth: ***1960***
Education: ***higher education***
Graduated from Moscow State University after M. Lomonosov in 1986, specialty – jurisprudence.

Posts held during the last 5 years:
Period: ***2003 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***director of legal support department***

Period: ***2006 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***executive director – director of legal support department***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***executive director – director of corporate governance and legal support Department***

Period: ***2003 – present time***
Entity: ***OJSC "MGTS"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2003 – 2006***
Entity: ***OJSC "Central telegraph"***
Post: ***member of the Management board***

Period: ***2004 – 2005***
Entity: ***LLC "Southern-Ural cellular phone"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2005 – 2006***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 to present time – member of Staff and Rewards Committee with the issuer's Board of directors
Since 01.08.2007 to present time – member of Committee for audit with the issuer's Board of directors)

Period: ***2006 – 2007***
Entity: ***OJSC "Information technologies of communications"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***
Graduated from Moscow State University after M. Lomonosov in 1992, specialty – mathematician.
Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***Association for the investors' rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***2003 – 2003***
Entity: ***OJSC "Kalugaenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***Association for the investors' rights protection***
Post: ***deputy to the executive director***

Period: ***2003 – 2003***
Entity: ***OJSC "Astrakhanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***

Entity: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***OJSC "System Operator-Central Dispatch Control of Unified Energy System"***
Post: ***member of the auditing committee***

Period: ***2003 – 2003***
Entity: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "Nizhnovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***OJSC "Federal Network Company of Unified Energy System"***
Post: ***member of the auditing committee***

Period: ***2003 – 2006***
Entity: ***ZAO "United Financial Group"***
Post: ***executive director of corporate finance sector***

Period: ***2006 – 2006***
Entity: ***ZAO "United Financial Group"***
Post: ***executive director of corporate finance department***

Period: ***2003 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Period: ***2004 – 2007***

Entity: ***Association for investors' rights protection***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***LLC Deutsche Bank***
Post: ***executive director of corporate finance department***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Single executive body and also the members of the issuer's collegial executive body:

Members of the issuer's collegial executive body – the Management board:

The Chairman of the Management board:

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***
Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC "Rostelecom"***

Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 to present time – member of Strategic Development Committee with the issuer's Board of directors)

Period: ***2005 – present time***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***ZAO Orenburg-GSM***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Members of the Management board:

Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Education: ***higher education***
Graduated from All-Russia corresponding finance-economic institute in 1996, specialty – finance and credit;
Nizhny Novgorod branch of state university – Higher School of Economics, professional training in "HR management" in 2003;
Nizhny Novgorod state university after N.I.Lobachevskyi, extended education, MBA qualification in 2004.

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***ZAO "Sormovskaya confectionery plant"***
Post: ***chief of the sector for personnel management and staff training***

Period: ***2004 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***chief of sector for assessment and development of personnel of the Department of human resources management of the General directorate,***
Director of the Department of human resources management of the General directorate

Period: ***2005 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***acting deputy to the General Director of the joint-stock company – personnel director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – personnel director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***
Graduated from Mordovia state university after N.P.Ogarev in 1980, specialty – industrial and civil construction.

Posts held during the last 5 years:
Period: ***2003 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director for capital construction***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company for capital construction***

Period: ***2003 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ershov Oleg Vladimirovich
Year of birth: ***1977***
Education: ***higher education***
Graduated from Nizhny Novgorod commercial institute in 1999, specialty – commerce.

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***marketing director***

Period: ***2003 – 2005***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***commercial director***

Period: ***2003 – 2006***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Management board***

Period: ***2005 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – commercial director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***first deputy to the General Director of the joint-stock company – commercial director***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2006 – 2007***
Entity: ***ZAO RTCOM***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***ZAO RTCOM***
Post: ***chairman of the Board of directors***

Period: *2006 – 2007*
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: *2007 – 2007*
Entity: ***ZAO Saratov - Mobile***
Post: ***member of the Board of directors***

Period: *2007 – 2007*
Entity: ***ZAO Penza Mobile***
Post: ***member of the Board of directors***

Period: *2007 – 2007*
Entity: ***ZAO Chuvashia Mobile***
Post: ***member of the Board of directors***

Period: *2007 – present time*
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Board of directors***

Period: *2007 – present time*
Entity: ***OJSC "ICN Omrix"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ketkov Alexander Yulievich
Year of birth: ***1972***
Education: ***higher education***

Graduated from Nizhny Novgorod state university after N.I.Lobachevskyi in 1994, specialty – applied mathematics.

Posts held during the last 5 years:
Period: ***2003 – 2004***
Entity: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director in the Volga Federal district***

Period: ***2004 – 2005***
Entity: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director (the Volga Federal district) of a group of advisers of the back office of the General Director***

Period: ***2005 – 2006***
Entity: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director (the Volga Federal district)***

Period: ***2006 – 2007***
Entity: ***ZAO Transsvyaz***
Post: ***chairman of Supervisory council***

Period: ***2007 – 2007***
Entity: ***ZAO Saratov - Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***ZAO Penza Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***ZAO Chuvashia Mobile***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – technical director***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2007 – present time***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***

Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Kostin Denis Borisovich
Year of birth: ***1969***
Education: ***higher education***
Graduated from Moscow State Institute for International Relations of the USSR Ministry of Foreign Affairs in 1991, specialty – international economic relations;
London Business School, MBA, specialty – Advanced Corporate Finance, LBOs and Private Equity, in 2001;
HEC School of Management, MBA, specialty – Investment Banking, Business Strategy, in 2002.

Posts held during the last 5 years:
Period: ***2006 – 2006***
Entity: ***Limited Liability Company "FinanceInterTrade", Moscow***
Post: ***chief of sector of direct investments***

Period: ***2006 – 2007***
Entity: ***ZAO "INCOR", Moscow***
Post: ***internal auditor***

Period: ***2007 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company for corporate development***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company for economics and finance***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: *2007 – 2007*
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: *2007 – 2007*
Entity: ***ZAO RTCOM***
Post: ***member of the Board of directors***

Period: *2007 – 2007*
Entity: ***ZAO Saratov - Mobile***
Post: ***chairman of the Board of directors***

Period: *2007 – 2007*
Entity: ***ZAO Penza Mobile***
Post: ***member of the Board of directors***

Period: *2007 – 2007*
Entity: ***ZAO Chuvashia Mobile***
Post: ***member of the Board of directors***

Period: *2007 – present time*
Entity: ***ZAO Rostelegraph***
Post: ***member of the Board of directors***

Period: *2007 – present time*
Entity: ***ZAO Samara Telecom***
Post: ***member of the Board of directors***

Period: *2007 – present time*
Entity: ***ZAO Ulyanovsk-GSM***
Post: ***chairman of the Board of directors***

Period: *2007 – present time*
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***
Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 to present time – member of Strategic Development Committee with the issuer's Board of directors)

Period: ***2005 – present time***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***

Entity: ***ZAO Orenburg-GSM***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Petrov Mikhail Victorovich
Year of birth: ***1973***
Education: ***higher education***
Graduated from Saratov state technical university in 1995, specialty - automation and control in engineering systems;
Professional training at the department of academic training programs of the Academy of National Economy with the RF Government in MBA program, in 2003.

Posts held during the last 5 years:
Period: ***2003 – present time***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***General Director***

Period: ***2003 – present time***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Board of directors***

Period: *2003 – present time*
Entity: *ZAO Nizhegorodskaya Sotovaya Svyaz*
Post: *chairman of the Management board*

Period: *2003 – present time*
Entity: *ZAO Orenburg-GSM*
Post: *member of the Board of directors*

Period: *2003 – present time*
Entity: *ZAO Ulyanovsk-GSM*
Post: *chairman of the Board of directors, member of the Board of directors*

Period: *2003 –2005*
Entity: *OJSC TATINCOM – T*
Post: *member of the Board of directors*

Period: *2005 – 2007*
Entity: *OJSC TATINCOM – T*
Post: *chairman of the Board of directors*

Period: *2003 – 2007*
Entity: *ZAO Saratov - Mobile*
Post: *chairman of the Board of directors, member of the Board of directors*

Period: *2004 – 2004*
Entity: *LLC Udmurtskie cellular networks - 450*
Post: *member of the Board of directors*

Period: *2004 – 2005*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director for mobile communication*

Period: *2005 – 2007*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director of the joint-stock company (pluralistically)*

Period: *2004 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Management board*

Period: *2005 – 2007*
Entity: *ZAO RTCOM*
Post: *chairman of the Board of directors, member of the Board of directors*

Period: ***2003 – 2004***
Entity: ***ZAO Narodnyi telephone Saratov***
Post: ***member of the Board of directors***

Period: ***2006 – 2008***
Entity: ***ZAO Narodnyi telephone Saratov***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***ZAO Chuvashia Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***ZAO Penza Mobile***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***
Graduated from Nizhny Novgorod state university after N.I.Lobachevskyi in 1995, specialty – economics and management of scientific investigations and design;
Refresher courses in "Taxes and taxation" with Nizhny Novgorod Territorial Institute of professional accountants and auditors of Russia in 2006.

Posts held during the last 5 years:
Period: ***2003 – present time***

Entity: ***OJSC VolgaTelecom***
Post: ***Chief accountant of the General directorate***

Period: ***2003 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ulyanov Vladimir Vasilievich
Year of birth: ***1951***
Education: ***higher education***
Graduated from factory – higher technical college with Karaganda steel plant in 1973, specialty - forming operation.

Posts held during the last 5 years:
Period: ***2003 – 2006***
Entity: ***military unit № 10281***
Post: ***man-at-arms***

Period: ***2006 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company for security***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – director for security and secrecy order***

Period: ***2006 – present time***

Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

The issuer's single executive body: ***Omelchenko Sergey Valerievich***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***
Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***

Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 to present time – member of Strategic Development Committee with the issuer's Board of directors)

Period: ***2005 – present time***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***ZAO Orenburg-GSM***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

All kinds of remunerations that were paid by the issuer for 2007 fiscal year to the issuer's Board of directors members:

Wages (RUR): ***0***
Bonus (RUR): ***0***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Compensation of expenses (RUR): ***0***
Other property provisions (RUR): ***0***
Including:
Remuneration: ***5 776 923***
Other payments: ***0***
Total (RUR): ***5 776 923***

The remuneration of the members of the Board of directors for 2007 in accordance with the Regulation on the Board of directors amounts to RUR 5 776 923. Member of the Board of directors – Omelchenko S.V. is a staff member of OJSC VolgaTelecom and is also a member of the issuer's Management board. His income as a staff member is reflected in the amount of income of the Management board members.
Not paid out remuneration for 2007 amounts to RUR 1 041 758.
At 31.03.2008 this amount was not called in by beneficiaries.

All kinds of remuneration that were paid by the issuer for 2007 fiscal year to the members of Corporate Governance Committee with the issuer's Board of directors:

For 2007 the remuneration to the members of Corporate Governance Committee with the issuer's Board of directors in accordance with the Regulations on the Committees amounts to RUR 480 000.

All kinds of remuneration that were paid by the issuer for 2007 fiscal year to the members of Strategic Development Committee with the issuer's Board of directors:

For 2007 the remuneration to the members of Strategic Development Committee with the issuer's Board of directors in accordance with the Regulations on the Committees amounts to RUR 674 294.
Not paid out remuneration for 2007 amounts to RUR 76 483.
At 31.03.2008 this amount was not called in by beneficiaries.

All kinds of remuneration that were paid by the issuer for 2007 fiscal year to the members of Staff and Rewards Committee with the issuer's Board of directors:

For 2007 the remuneration to the members of Staff and Rewards Committee with the issuer's Board of directors in accordance with the Regulations on the Committees amounts to RUR 255 240.

All kinds of remuneration that were paid by the issuer for 2007 fiscal year to the members of the Committee for audit with the issuer's Board of directors:

For 2007 the remuneration to the members of the Committee for audit with the issuer's Board of directors in accordance with the Regulations on the Committees amounts to RUR 321 762.

The amount of income of all members of the Board of directors for 2007: ***RUR 7 508 219***

Remuneration not paid out by the issuer to the Board of directors' members for 2007 fiscal year: ***RUR 1 118 242***

Information about arrangements as regards such payments in current fiscal year (2008):

Members of the Company's Board of directors during the period of exercising their functions are paid remuneration and compensations of expenses related to their exercising the functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual remuneration.

Quarterly remuneration to each member of the Board of directors is established in the amount of RUR 200 000.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is reduced by:

30% - in case of his (her) presence at less than half of meetings of the Board of directors held in the form of compresence;

100% - if he (she) participated in less than half of all held meetings of the Board of directors.

If during a quarter in case of the Board of directors' personal composition change and/or the change of terms and conditions of exercising the functions by the Board of directors' member (for a fee/without remuneration), the remuneration is charged and paid proportionally to the time during which a member of the Board of directors has been exercising his/her functions for remuneration.

Annual remuneration for the entire composition of the Company's Board of directors is established as the total of deductions according to requirement criteria (percentage):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;

- of the Company's net profit at the reporting year-end allocated to the payment of dividends.

Annual remuneration of one member of the Board of directors is defined as the amount calculated in accordance with paragraphs 1-3 of item 7.4 of article 7 of "Regulation on the Company's Board of directors" divided by the number of persons elected to the Board of directors.

In case of the Board of directors' personal composition change and/or the change of terms and conditions of exercising the functions by the Board of directors' member (for a fee/without remuneration) during the period from the Board of directors' election by annual shareholders general meeting till the next annual shareholders general meeting, the remuneration is charged and paid proportionally to the time during which a member of the Board of directors has been exercising his/her functions for remuneration.

Annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all Board of directors' meetings held during the period of his/her term of office.

Requirement criteria (percentage) of deductions for calculation of annual remuneration are defined by the resolution of annual general meeting of shareholders and are applied for determining the remuneration size of the persons exercising the functions of the Board of directors' members till the next annual shareholders' general meeting.

Annual general meeting of shareholders of OJSC VolgaTelecom held on June 22, 2007 considered the issue of determining the size of remuneration to the issuer's Board of directors members and the following resolution was passed:

"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at the specified annual general meeting of shareholders:

- 0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2007;
- 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment at 2007 year-end."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' composition.

The Board of directors members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with exercising by them of their functions of the Board of directors committees members, in the amount of RUR 40 000 (for participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees.

For the Chairman of a Committee with the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs realized by the Company.

- ***The data about arrangements as regards such payments in current fiscal year (for Q 3-2008 and Q 4-2008) to the issuer's Board of directors' members will be defined at annual general meeting of shareholders to be held in June 2008.***

All kinds of remuneration that were paid by the issuer for 2007 fiscal year to the issuer's Management board members:

Wages (RUR): ***15 775 870***
Bonus (RUR): ***21 044 957***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Compensation of expenses (RUR): ***15 028 550***
Other property provisions (RUR): ***10 275 403***
Remuneration: ***4 687 630***
Other payments: ***0***
Total (RUR): ***66 812 409***

- ***Remuneration to the members of the Management board for 2007 in accordance with the Regulation on Management board amounts to RUR 4 687 630. Member of the Management board of OJSV VolgaTelecom – Omelchenko S.V. is a member of the issuer's Board of directors. His remuneration as a member of the Board of directors is reflected in outpayments to the Board of directors' members.***

The amount of income of all members of the Management board for 2007: ***RUR 66 812 409***

Information about existing arrangements as regards such payments in current fiscal year (2008):

The members of the Company's Management board during the period of exercising their functions are paid remuneration and compensations of expenses related to exercising the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the decision of the Company's Board of directors in accordance with the Regulation on remuneration of OJSC VolgaTelecom Management board members, as restated and approved by the Board of directors on December 22, 2006 (minutes № 14).

The Management board members are entitled to participate in option programs realized by the Company.

5.4. Data on the structure and competencies of the bodies controlling the issuer's financial-economic activities

Full description of the structure of the bodies controlling the issuer's financial-economic activities and their competencies in accordance with the issuer's articles of association (constitutive documents):

In accordance with article 17 of OJSC VolgaTelecom Articles of association the control over the Company's financial-economic activities is carried out by the following control authorities:

Auditing committee (independent control body of the Company elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders);

Structural subdivision - Department of internal audit exercising the functions of internal control;

And also an independent auditor is involved.

"The competencies of the Auditing committee comprise:

- Verification of reliability of the data contained in reports and other financial documents of the Company;

- Revealing the facts of violation of accounting procedures and presenting the financial reporting established by legal acts of the Russian Federation;

- Verification of compliance with legal regulations during calculation and payment of taxes;

- Revealing the facts of infringement of legal acts of the Russian Federation according to which the Company carries out its financial and economic activities;

- Estimate of economic expediency of financial and economic operations of the Company.

17.2.3. Audit of financial and economic activities of the Company by the Auditing committee is conducted based on the results of the Company's activities for a year.

Audit of financial and economic activities of the Company is conducted also at any time:

On the initiative of the Auditing committee of the Company;

By the resolution of general meeting of shareholders of the Company;

By the decision of the Board of directors of the Company;

Upon the requisition of a shareholder (shareholders) of the Company possessing in aggregate at least 10% of the Company's voting shares on all the issues of the competencies of the general meeting of shareholders at the date of the requisition submitting.

17.2.4. Upon the requisition of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activities of the Company.

17.2.5. The procedure of activities of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Regulation on the Auditing committee of the Company approved by general meeting of shareholders.

17.3. In order to secure permanent internal control of all economic operations in the Company, the special structural unit is established in the Company, independent of the Company's executive bodies. Its activities are supervised directly by the Board of directors of the Company.

The functions of the specified structural unit, the due procedure of its activities, the procedure of appointment of the employees, requirements to them are defined by the internal document approved by the Company's Board of directors.

17.4. To audit and verify the accuracy of annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.

17.4.1. An auditor conducts auditing of financial and economic activities of the Company according to legal acts of the Russian Federation on the basis of the contract concluded with it.
17.4.2. General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services are approved by the Company's Board of directors.
17.4.3. Audit of the Company's activities should be conducted at any time upon the requisition of shareholders with cumulative share in the authorized capital of 10% or more. Shareholders - initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his/her authorized person. If the request is signed by the authorized person, the document confirming his/her power of attorney should be also enclosed."

The Department of internal audit is the Company's structural unit exercising the functions of internal audit.
Internal audit means organized and governed by the Company's internal documents the activity of assessment and enhancement of efficiency of the processes of risk management, control and corporate governance.
The main objective of establishing the Department of internal audit is to assist to the Company's management bodies to achieve the Company's set goals, to ensure its effective operation using systematic and consistent approach to assessment of efficiency of internal control systems, risk management and corporate governance; to achieve transparency of the Company's economics for shareholders.
The Department of internal audit interacts with the Committee for audit with the Company's Board of directors and with the Company's Auditing committee, and namely:
- On a quarterly basis it provides progress report to the Committee for audit with the Company's Board of directors;
- It provides the information to the Board of directors, the Committee for audit with the Board of directors, the Auditing committee and the Company's executive bodies about the results of audits and violations identified in the course of these audits in accordance with the procedures defined by the rules and regulatory documents of the Company.
The employees of the Company's Department of internal audit take part in audits conducted by the Company's Auditing committee as involved experts and also as members of auditing committees of subsidiary and associated companies.

The Company's regional subsidiaries established special structural units exercising the functions of internal control – the services of internal audit. The employees of the services of internal audit of the Company's regional subsidiaries take part in audits conducted by the Auditing committee and by the Company's Department of internal audit as involved experts and also as members of auditing committees of subsidiary and associated companies.

Information about the issuer's internal document laying down the rules on preventing the insider dealings:

The Company's Board of directors by its decision (minutes № 35 of 27.06.2005) approved the Regulation on the procedure of using the information on OJSC VolgaTelecom activities, on its securities and transactions with them; the information is not public information and its misuse or disclosure is capable to affect materially the market value of OJSC VolgaTelecom securities.

The full text of the effective wording of the internal document laying down the rules on preventing the insider dealings is posted at the Company's web-site in the Internet at: *http://www.vt.ru/?id=3547*

5.5. Information about the persons – members of bodies controlling the issuer's financial-economic activities

The members of the Company's Auditing committee

The Auditing committee consists of 5 persons:

- *Arzhannikova Lyudmila Alexandrovna*
Year of birth: ***1960***
Education: ***higher education***
Graduated from Moscow electrotechnical institute of communications in 1983, specialty – engineer of electric communications.

Posts held during the last 5 years:
Period: ***2003 – 2005***
Entity: ***OJSC "Svyazinvest"***
Post: ***main specialist of electric communications department***

Period: ***2005 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***chief of development sector of electric communications department***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to sector chief - head of group of strategic development department***

Period: ***2003 – 2003***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Auditing committee***

Period: ***2004 – 2006***
Entity: ***ZAO "Telecom" of Ryazan oblast***
Post: ***member of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Auditing committee***

Period: ***2005 – 2007***
Entity: ***ZAO "Kurganskyi Sotovyi Telephone"***
Post: ***member of the Auditing committee***

Period: *2005 – 2006*
Entity: *OJSC "Sibirtelecom"*
Post: *management board member*

Period: *2005 – 2006*
Entity: *ZAO "AKOS"*
Post: *member of the Auditing committee*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Auditing committee*

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Konkova Elena Olegovna
Year of birth: ***1978***
Education: ***higher education***
Graduated from Russian State Humanitarian University, Moscow, in 2003, specialty – lawyer.

Posts held during the last 5 years:
Period: ***2003 – 2006***
Entity: ***Audit company "Universe-Audit"***
Post: ***auditor***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***main specialist of internal audit Department***

Period: ***2007 – present time***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Auditing committee***
Period: ***2007 – present time***

Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Koroleva Olga Grigorievna
Year of birth: ***1950***
Education: ***higher education***
Graduated from Tomsk State University in 1972, specialty – industry planning;
Postgraduate course of All-Union corresponding financial and economic institute in 1985.

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***head of the sector of methodology of the department of accountancy***

Period: ***2003 – 2005***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to chief accountant***

Period: ***2005 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2003 – 2004***
Entity: ***ZAO "Vladimirteleservice"***
Post: ***member of the Auditing committee***

Period: ***2003 – 2004***
Entity: ***ZAO "Nizhegorodteleservice"***
Post: ***member of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC "Giprosvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Entity: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***ZAO "MC NTT"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC "Aerocom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "Rostelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "CenterTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***ZAO "Baikalvestcom"***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***ZAO "Yeniseitelecom"***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***OJSC "North-West Telecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Feoktistova Nataliya Vadimovna
Year of birth: ***1966***
Education: ***higher education***
Graduated from All-Union law corresponding institute in 1990, specialty – lawyer.

Posts held during the last 5 years:
Period: ***2003 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***top specialist, main specialist, chief of sector of relations with associated companies of corporate governance and legal support Department***

Period: ***2007 – present time***
Entity: ***OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Southern Telecommunications Company"***

Post: ***member of the Auditing committee***

Period: ***2005 – 2007***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Entity: ***ZAO "Mobitel"***
Post: ***internal auditor***

Period: ***2005 – 2005***
Entity: ***OJSC "Information technologies"***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***OJSC "JSC "Mobiltelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Chernikova Tamara Alexeevna
Year of birth: ***1959***
Education: ***higher education***
Graduated from Voronezh state university, physics department, in 1982;
Voronezh state university, economics department, in 1996.

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***branch of MENATEP St.Petersburg Bank in Voronezh city***

Post: ***senior expert in securities***

Period: ***2003 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***chief of sector of securities and debt securities of finance Department***

Period: ***2006 – 2008***
Entity: ***OJSC "Svyazinvest"***
Post: ***chief of sector of borrowed capital management of the Department of economics and finance***

Period: ***2008 – present time***
Entity: ***OJSC "Giprosvyaz"***
Post: ***deputy to the General Director – director for economics and finance***

Period: ***2004 – 2007***
Entity: ***OJSC "Central telegraph"***
Post: ***member of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC "Southern Telecommunications Company"***
Post: ***member of the Auditing committee***

Period: ***2005 – 2007***
Entity: ***OJSC "Baikalvestcom"***
Post: ***member of the Auditing committee***

Period: ***2006 – 2006***
Entity: ***OJSC "Sibirtelecom"***
Post: ***member of the Management board***

Period: ***2006 – 2007***
Entity: ***OJSC "North-West Telecom"***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Period: ***2008 – present time***
Entity: ***Non-commercial partnership "The center of investigation of telecommunications development problems"***
Post: ***financial adviser***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

At 31.03.2008 the Department of internal audit with the General Directorate of OJSC VolgaTelecom consists of 5 persons:

Tolstikova Svetlana Gennadievna
Year of birth: ***1969***
Education: ***higher education***
Graduated from Gorky State University after N.I.Lobachevskyi in 1992, school of economics, specialty – organization of mechanized processing of economic information, engineer-economist;
Nizhny Novgorod State University after N.I.Lobachevskyi in 2004, qualification – lawyer, specialty – jurisprudence.

Posts held during the last 5 years:
Period: ***2003 – 2005***
Entity: ***Department of Federal internal revenue service in Nizhny Novgorod oblast***
Post: ***senior state revenue inspector***

Period: ***2005 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***top specialist of the sector of methodology of tax accounting of the Department of Financial Accounting & Reporting***

Period: ***2007 – 2008***
Entity: ***OJSC VolgaTelecom***
Post: ***chief of the sector of methodology of tax accounting of the Department of Financial Accounting & Reporting***

Period: ***2008 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the director of internal audit Department***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***

Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***
Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, school of economics in 1991, specialty - engineer-economist.

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***OJSC VolgaTelecom***
Post: ***top specialist in taxes***

Period: ***2003 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***top specialist of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of internal control methodology sector of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC Information commercial networks "Omrix"***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***ZAO Orenburg-GSM***
Post: ***chairman of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Bryksina Olga Vyacheslavovna
Year of birth: ***1969***
Education: ***higher education***
Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, department of computing mathematics and cybernetics in 1993, specialty – applied mathematics, qualification – mathematician;
Nizhny Novgorod State University after N.I.Lobachevskyi, finance department, master course in 2005, qualification – master of management.
Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***LLC "Nizhegorodgazaudit"***
Post: ***assistant to an auditor***

Period: ***2003 – 2004***
Entity: ***LLC "Audit Company "Yumita"***
Post: ***chief accountant***

Period: ***2004 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 2-nd category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***acting head of the sector of internal control of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***ZAO Nizhegorodteleservice***
Post: ***chairman of the Auditing committee***

Period: ***2006 – 2007***
Entity: ***ZAO Saratov-Mobile***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***LLC NIZHEGORODSKYI TELESERVICE***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Nedelina Elena Venediktovna
Year of birth: ***1968***
Education: ***higher education***
Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, school of economics in 1990, specialty – organization of mechanized processing of economic information, engineer-economist.

Posts held during the last 5 years:
Period: ***2003 – 2005***
Entity: ***Municipal Enterprise "Vodokanalsbyt"***
Post: ***deputy to chief accountant, chief accountant***

Period: ***2005 – 2006***
Entity: ***Municipal Enterprise "Vodokanal"***

Post: ***chief accountant***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 2-nd category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***acting head of the sector of internal control of the Department of internal audit***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***head of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***ZAO Orenburg-GSM***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***ZAO Nizhegorodteleservice***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***ZAO Transsvyaz***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***ZAO Ulyanovsk-GSM***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***ZAO "NCTC "COMSET"***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Nikulenkova Yuliya Yurievna
Year of birth: ***1971***
Education: ***higher education***
Graduated from Gorky institute of engineers of water transportation in 1993, specialty - accountant-economist.

Posts held during the last 5 years:
Period: ***2003 – 2006***
Entity: ***administration of judicial department in Nizhny Novgorod oblast***
Post: ***deputy to the head of financial-economic sector***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 2-nd category of internal control methodology sector of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of internal control methodology sector of the Department of internal audit***

Period: ***2007 – 2008***
Entity: ***OJSC VolgaTelecom***
Post: ***top specialist of internal control methodology sector of the Department of internal audit***

Period: ***2007 – 2008***
Entity: ***OJSC VolgaTelecom***
Post: ***acting head of internal control methodology sector of the Department of internal audit***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***head of internal control methodology sector of the Department of internal audit***

Period: ***2007 – present time***
Entity: ***ZAO Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***ZAO Transsvyaz***
Post: ***chairman of the Auditing committee***

Period: ***2007 – 2007***

Entity: ***OJSC TATINCOM-T***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activities

Information about the size of remuneration, perquisites and/or compensation of expenses to the bodies controlling the issuer's financial-economic activities for 2007:

Wages (RUR): ***1 691 588***
Bonus (RUR): ***1 392 801***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Compensation of expenses (RUR): ***0***
Other property provisions (RUR): ***0***
Remuneration (RUR): ***2 901 923***
Other payments (RUR): ***2 083 658***
Total (RUR): ***8 069 970***

The amount of income of all the members of the Auditing committee for 2007: RUR 2 901 923. The payments to the members of the Auditing committee in 2007 consist of remuneration defined in accordance with the Regulation on the Auditing committee.

Information about existing arrangements in regard to such payments in current fiscal year (2008):

For the Auditing committee operation (including for holding meetings of the Auditing committee and for the time of conducting audits) the issuer provides premises equipped with office appliances (telephones, faxes, computers, printers and other office appliances at reasonable request of the Auditing committee's chairman). The premises provided should be located so that they made no hindrances in the Auditing committee's activities.

The Auditing committee at the expense of the issuer is provided with stationery and other expendable materials in the amount necessary for the Auditing committee activities.

The members of the Auditing committee are compensated all confirmed expenses related to their exercising the functions of the members of the Auditing committee.

The members of the Auditing committee in the period of their functions exercising are paid quarterly remuneration in the amount of RUR 150 000 to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred or some of its members left it as per the procedure stipulated by item 8 of the Regulation (Regulation on the Auditing committee of OJSC VolgaTelecom), is paid prorate to the time worked in the quarter.

The amount of income of the employees of the Department of internal audit and control for 2007: ***RUR 5 168 047.***

The income of the Department of internal audit and control employees consists of income of OJSC VolgaTelecom staff employees including wages in the amount of RUR 1 691 588 in accordance with staffing table, bonus in the amount of RUR 1 392 801 and other income from the issuer in the amount of RUR 2 083 658.

Due to the fact that the Committee for audit with the issuer's Board of directors consists of the Board of directors' members, the information about the size of remuneration, perquisites and/or compensation of expenses to the Board of directors' members is disclosed in item 5.3 of Quarterly report.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

The issuer's staff on the payroll is indicated, including workers (employees) in the issuer's regional subsidiaries and representation offices, and also the size of wages and benefits-related deductions:

Indicator's description	Reporting period of 2007	Reporting period of Q 1-2008
Staff on the payroll, men	*36246*	*34034*
The share of the issuer's employees having higher professional education, %	*31,5*	*32,0**
The amount of monetary funds allocated for labor remuneration, RUR thousand	*6 021 983,6*	*1 606 915,1*
The amount of monetary funds allocated to social welfare, RUR thousand	*155 085,6*	*33 656,7*
Total amount of spent monetary funds, RUR thousand	*6 177 069,2*	*1 640 571,8*

*- *the data are provided for 3 months*

The Company is consistently optimizing the headcount. As a result of arrangements in 2007 the average headcount reduced by 14,9% and accounted for 36 246 men, in Q 1-2008 it reduced by 10,3% vs. the relevant period of the prior year and accounted for 34 034 men. The main arrangements of headcount optimization are:

- *improvement of corporate structure,*
- *improvement of labor organization and labor rate setting,*
- *implementation of new equipment and modern technologies,*
- *conclusion of service contracts with outside agencies.*

Mega-Regional trade union of OJSC VolgaTelecom was established in the Company. The trade union is consistently carrying out the activities to maintain in the Company productive psychosocial climate, to develop creativity to labor, to involve the employees to systematic sport activities.

5.8. Data on any obligations of the issuer to the employees (workers) related to their opportunities to participate in the issuer's authorized (reserve) capital (share fund)

The issuer's obligations relating to the opportunity of the issuer's employees (workers) to participate in its authorized capital:

The issuer has no obligations to the employees (workers) related to their opportunity to participate in the issuer's authorized capital.

Information about granting or opportunity of granting the issuer's options to the issuer's employees (workers): ***The issuer did not float options.***

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of persons registered in the issuer's shareholder register at the end date of the reporting quarter: ***26 083***
Total number of nominee holders of the issuer's shares: ***23***

6.2. Data on the issuer's participants (stockholders) holding at least 5% of the issuer's authorized (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, holding at least 20% of the authorized (reserve) capital (share fund) or at least 20% of their common stock

The issuer's shareholders holding at least 5% of its authorized capital or at least 5% of the issuer's ordinary stock:

1. Full and abbreviated brand names:
Open Joint Stock Company Investment company of communication
OJSC Svyazinvest
Location: ***Building 2, Pluyshchikha Street 55, Moscow, 119121***
Taxpayer Identification Number: *7710158355*
The issuer's participant (shareholder) equity stake in the issuer's authorized capital: ***38,0035%***
Share of the issuer's common stock: ***50,6704%***

Shareholders (participants) holding at least 20% of the authorized capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated brand names:
The Russian Federation represented by Federal agency for federal property management
Ros.imushchestvo
Location: ***Nikolskyi Pereulok 9, Moscow, 103685***
Taxpayer Identification Number: ***7710542402***
Equity stake in the authorized capital of the issuer's shareholder (participant): ***75% - 1 share***
Share of ordinary stock of the issuer's shareholder (participant): ***75% - 1 share***
Equity stake in the issuer's authorized capital***: none***
Share of the issuer's ordinary stock: ***none***

2. Full and abbreviated brand names:
(client of nominee holder ING BANK (Eurasia) ZAO (CLOSED JOINT STOCK COMPANY))
JPMORGAN CHASE BANK N.A.
Location: ***1111 Polaris Park way, Columbus, Ohio 43240-2050, USA***
Taxpayer Identification Number: ***no data***
The issuer's participant (nominee holder's client) equity stake in the issuer's authorized capital: ***9,9581%***
Share of the issuer's common stock: ***13,2772%***

3. Full and abbreviated brand names:
(client of nominee holder ING BANK (Eurasia) ZAO (CLOSED JOINT STOCK COMPANY))
Lindsell Enterprises Limited
LINDSELL ENTERPRISES LIMITED
Location: ***2-4 Arch. Makariou Avenue, Capital Center, 9th floor, 1505, Nicosia, Cyprus***
Taxpayer Identification Number: ***no data***
The issuer's participant (nominee holder's client) equity stake in the issuer's authorized capital: ***5,8348%***
Share of the issuer's common stock: ***none***

4. Full and abbreviated brand names:
(client of nominee holder ZAO DCC)

Closed Joint Stock Company "Leader" (the company of pension fund assets administration) Trustee Non-Government Pension Fund Gazfond

Location: ***Simferopolskyi Boulevard 13, Moscow, 117556***

Taxpayer Identification Number: ***5018026672***

The issuer's participant (nominee holder's client) equity stake in the issuer's authorized capital: ***3,9800%***

Share of the issuer's common stock: ***5,3066%***

Nominee holders in the name of which the issuer's shares accounting for at least 5% of the issuer's authorized capital or at least 5% of the issuer's common stock are registered in the issuer's shareholder register:

5. Full and abbreviated brand names:

(nominee holder)

ING BANK (Eurasia) ZAO (CLOSED JOINT STOCK COMPANY)

ING BANK (Eurasia) ZAO

Location: ***Krasnoproletarskaya Street 36, Moscow, 127473***

Contact phone: ***(495) 755-54 00***

Fax: ***(495) 755-54 99***

E-mail: **mail@ibimos.ru**

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-03870-010000 of 13.12.2000 – dealer activities
without limitation of validity term.

Name of the authority that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-03809-100000 of 13.12.2000 – brokerage activities
without limitation of validity term.

Name of the authority that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-03728-000100 of 07.12.2000 – depositary activities
without limitation of validity term.

Name of the authority that issued the license of professional participant of securities market:
Russia's FFMS

The number of the issuer's ordinary stock registered in the register of the issuer's shareholders in the name of the nominee holder: ***40 064 259 shares***

6. Full and abbreviated brand names:

(nominee holder)

Closed Joint Stock Company Depositary – Clearing Company

ZAO DCC

Location: ***Structure Б, Shabolovka Street 31, Moscow, 115162***

Contact phone: ***(495) 956-09 99; 411-83 38***
Fax: ***(495) 232-68 04; 411-83 37***
E-mail: **dcc@dcc.ru**

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-06236-000100 of 09.10.2002 – depositary activities
without limitation of validity term.
Name of the authority that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-06229-000010 of 07.10.2002 – clearing activities
without limitation of validity term.
Name of the authority that issued the license of professional participant of securities market: ***Russia's FFMS***

The number of the issuer's ordinary stock registered in the register of the issuer's shareholders in the name of the nominee holder: ***30 177 932 shares***

7. Full and abbreviated brand names:
(nominee holder)
Non-profit partnership National depositary center
NDC
Location: ***Structure 4, Srednyi Kislovskyi Pereulok 1/13, Moscow***
Contact phone: ***(495) 223- 63- 92***
Fax: ***(495) 956- 09- 38***
E-mail: **info@ndc.ru**

Number, issue date and validity term of the license of professional participant of securities market:
№ 177- 03431- 000100 of 04.12.2000 – depositary activities
without limitation of validity term.
Name of the authority that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177- 03437- 000010 of 04.12.2000 – clearing activities
without limitation of validity term.
Name of the authority that issued the license of professional participant of securities market: ***Russia's FFMS***

The number of the issuer's ordinary stock registered in the register of the issuer's shareholders in the name of the nominee holder: ***23 989 735 shares***

6.3. Data on equity stake of the state or municipal formation in the issuer's authorized (reserve) capital (share fund), availability of special right ("golden share")

Equity stake in the issuer's authorized capital being in state ***(RF subjects)*** property: ***0,0000015%***

Full brand name: ***State unitary enterprise of Nizhny Novgorod oblast – Regional agency of investments promotion***
Location: ***Sovnarkomovskaya Street 13, Nizhny Novgorod city, 603086***

Availability of special right of the Russian Federation, the Russian Federation subjects, municipal formations to participate in managing the issuer – joint-stock company (of "golden share"):
Special right of the Russian Federation, the Russian Federation subjects, municipal formations to participate in managing the issuer – joint-stock company (of "golden share") is not provided for.

6.4. Data on limitations on equity participation in the issuer's authorized (reserve) capital (share fund)

In the issuer's Articles of association there are no limitations on the number of shares held by one shareholder and/or on their total par value, and/or on maximum number of votes granted to one shareholder.

According to the Russian Federation legislation or to other regulations of the Russian Federation there are no limitations on equity stake of foreign persons in the issuer's authorized capital.

There are no other limitations related to equity participation in the issuer's authorized capital.

6.5. Data on changes in composition and equity stake of the issuer's stockholders (participants) holding at least 5% of the issuer's authorized (reserve) capital (share fund) or at least 5% of the issuer's common stock

Composition of the issuer's shareholders (participants) who held at least 5% of the issuer's authorized capital or at least 5% of the issuer's ordinary stock, defined as of the date of the list of persons who were entitled to participate in each general meeting of the issuer's shareholders (participants) held during the last 5 accomplished fiscal years preceding the end date of the reporting quarter, according to the data of the list of persons who were entitled to participate in each of such meetings:

On February 12, 2003 extraordinary general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons entitled to participate in annual general meeting of shareholders – December 26, 2002.

The list of shareholders who held at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Equity stake in the Company's authorized capital, %	Share of the Company's common stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0 %	50,7%
2.	Closed Joint Stock Company	9,7%	7,0%

	Depositary-Clearing Company (ZAO DCC) – nominee holder		
3.	**ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder**	**15,0%**	**15,9%**

***On March 26, 2003** joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons entitled to participate in annual general meeting of shareholders – January 24, 2003.*

The list of shareholders who held at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Equity stake in the Company's authorized capital, %	Share of the Company's common stock, %
1.	**Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company Depositary-Clearing Company (ZAO DCC) – nominee holder**	**10,0%**	**7,3%**
3.	**ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder**	**14,8%**	**15,6%**

***On June 27, 2003** annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons entitled to participate in annual general meeting of shareholders – May 8, 2003.*

The list of shareholders who held at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Equity stake in the Company's authorized capital, %	Share of the Company's common stock, %
1.	**Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company Depositary-Clearing Company (ZAO DCC) – nominee holder**	**9,9%**	**6,6%**
3.	**ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:**	**18,4%**	**18,8%**
	- JP MORGAN CHASE BANK	**5,3%**	**7,1%**

***On June 22, 2004** annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons entitled to participate in annual general meeting of shareholders – May 3, 2004.*

The list of shareholders who held at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Equity stake in the Company's authorized capital, %	Share of the Company's common stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0%	50,7%
2.	Closed Joint Stock Company Depositary-Clearing Company (ZAO DCC) – nominee holder	8,9%	5,4%
3.	ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:	17,3%	19,8%
	- JP MORGAN CHASE BANK	9,1%	12,2%

***On June 28, 2005** annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons entitled to participate in annual general meeting of shareholders – May 10, 2005.*

The list of shareholders who held at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Equity stake in the Company's authorized capital, %	Share of the Company's common stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0%	50,7%
2.	Closed Joint Stock Company Depositary-Clearing Company (ZAO DCC) – nominee holder	8,3%	5,1%
3.	ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:	18,9%	22,3%
	- JP MORGAN CHASE BANK N.A.	11,5%	15,3%
4.	Lindsell Enterprises Limited	6,2%	1,2%

***On June 26, 2006* annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons entitled to participate in annual general meeting of shareholders – May 7, 2006.**

The list of shareholders who held at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Equity stake in the Company's authorized capital, %	Share of the Company's common stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0%	50,7%
2.	ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:	25,5%	21,9%
	- JP MORGAN CHASE BANK N.A.	12,3%	16,3%
	- Lindsell Enterprises Limited	5,8%	0,002%
3.	Closed Joint Stock Company Depositary-Clearing Company (ZAO DCC) – nominee holder	11,9%	7,9%

***On June 22, 2007* annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons entitled to participate in annual general meeting of shareholders – May 3, 2007.**

The list of shareholders who held at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Equity stake in the Company's authorized capital, %	Share of the Company's common stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0%	50,7%
2.	ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:	23,2%	19,1%
	- JP MORGAN CHASE BANK N.A.	9,9%	13,3%
	- Lindsell Enterprises Limited	5,8%	0,00%

3.	**Closed Joint Stock Company Depositary-Clearing Company (ZAO DCC) – nominee holder:**	**15,3%**	**11,7%**
	-ZAO Leader (the company of pension fund assets administration) Trustee Non-Government Pension Fund Gazfond	**3,9%**	**5,3%**
4.	**Non-profit partnership National depositary center (NDC)- nominee holder**	**6,5%**	**5,8%**

6.6. Data on related party transactions made by the issuer

Total quantity and the total amount in money terms of made transactions, recognized as related party transactions in accordance with RF legislation, and requiring their approval by the issuer's authorized management body, at the reporting quarter end:

	Q 1-2008	
	Quantity / RUR (inclusive of VAT)	*Quantity / US$*
Total quantity and the total amount in money terms of related party transactions which were made by the issuer in the reporting period and which required their approval by the issuer's authorized management body	*7/* *108 260 223,5*	*No transactions were made.*
Total:	*7*	
Quantity and the amount in money terms of related party transactions which were made by the issuer in the reporting period and which were approved by the issuer's shareholders' general meeting.	*No transactions were made.*	*No transactions were made.*
Quantity and the amount in money terms of related party transactions which were made by the issuer and which were approved by the issuer's Board of directors	*7/* *108 260 223,5*	*No transactions were made.*
Quantity and the amount in money terms of related party transactions which were made by the issuer and which required their approval, but were not approved by the issuer's authorized management body,	*No transactions were made.*	*No transactions were made.*

quantity/RUR		

The issuer did not make related party transactions (groups of interrelated transactions) which price is 5 and more percent of the issuer's balance-sheet assets defined by the data of its accounting statements at the last reporting date prior to closing the transaction made by the issuer during the reporting quarter.

6.7. Data on the size of the accounts receivable

Information about the total amount of the issuer's accounts receivable with indication of the total amount of overdue accounts receivable for the last 5 accomplished fiscal years:

Item	2003	2004	2005	2006	2007
Accounts receivable, total (lines 230, 240 of form №1), RUR thousand	*1 640 295*	*1 503 063*	*1 784 171*	*2 741 217*	*2 796 164*
Overdue accounts receivable, RUR thousand	-	-	-	-	-
Doubtful debt provision, RUR thousand*	*462 875*	*1 257 316*	*1 185 612*	*796 411*	*579 483*

Since 2002 provision for doubtful accounts receivable is established by the issuer, the calculation of the provision is presented in the table.

At December 31, 2007 the issuer established provision for doubtful accounts receivable in the amount of RUR 579 483 thousand.

There are no debtors which debt is at least 10% of the total amount of accounts receivable for the last 5 accomplished fiscal years and at December 31, 2007.

Item	Q 1-2007	Q 1-2008
Accounts receivable, total (lines 230, 240 of form №1), RUR thousand	*3 022 368*	*2 967 326*
Overdue accounts receivable, RUR thousand	*0*	*0*
Provision for doubtful debts, RUR thousand	*834 277*	*643 760*

The issuer's accounts receivable structure with specification of time for performance of obligations for the last accomplished fiscal year and the last accomplished reporting period (RUR thousand):

At 31.12.2007.

Accounts receivable	Date payment due	
	< 1 year	> 1 year
Accounts receivable of buyers and customers, RUR thousand	*2 037 935*	*323*

Of which overdue, RUR thousand	-	*x*
Accounts receivable on bills receivable, RUR thousand	-	-
Of which overdue, RUR thousand	-	*x*
Accounts receivable on participants' (founders') contributions to authorized capital, RUR thousand	-	-
Of which overdue, RUR thousand	-	*x*
Accounts receivable on advances paid out, RUR thousand	*162 039*	-
Of which overdue, RUR thousand	-	*x*
Other accounts receivable, RUR thousand	*592 039*	*3 828*
Of which overdue, RUR thousand	-	*x*
Total, RUR thousand	*2 792 013*	*4 151*
Of which overdue, RUR thousand	-	-

At 31.03.2008.

Accounts receivable	Date payment due	
	< 1 year	**> 1 year**
Accounts receivable of buyers and customers, RUR thousand	*2 077 993*	*755*
Of which overdue, RUR thousand	–	*X*
Accounts receivable on bills receivable, RUR thousand	–	–
Of which overdue, RUR thousand	–	*X*
Accounts receivable on participants' (founders') contributions to authorized capital, RUR thousand	–	–
Of which overdue, RUR thousand	–	*X*
Accounts receivable on advances paid out, RUR thousand	*215 747*	-
Of which overdue, RUR thousand	–	*X*
Other accounts receivable, RUR thousand	*669 333*	*3 498*
Of which overdue, RUR thousand	–	*X*
Total, RUR thousand	*2 963 073*	*4 253*
Of which overdue, RUR thousand	–	*X*

There are no debtors which debt is at least 10% of the total amount of accounts receivable for the last 5 accomplished fiscal years and at 01.04.2008.

VII. The issuer's accounting statements and other financial information

7.1. The issuer's annual accounting statements

The issuer's annual accounting statements comprise the following:

a) In accordance with the Russian Federation legislation requirements the issuer includes the following documents into the annual accounting statements:

- Balance sheet (OKUD form № 1),
- Income statement (OKUD form № 2),
- Statement of changes in shareholders' equity (OKUD form № 3),
- Cash flow statement (OKUD form № 4),
- Supplements to balance sheet (OKUD form № 5),
- Notes to accounting statements
The annual accounting statements are subject to mandatory audit and are released with auditor's opinion attached. The accounting statements for 2007 are audited by Limited Liability Company "Ernst and Young".

Audit opinion based on audit results according to the contract terms and conditions will be received by the issuer in Q 2-2008.

Annual accounting statements (supplement №1) and Notes to the issuer's accounting statements for 2007 (Supplement №2) are attached to the report.

b) In accordance with International standards requirements, the issuer includes the following documents into IFRS annual financial statements:

- ***Balance sheet,***
- ***Income statement,***
- ***Cash flow statement,***

- *Statement of changes in shareholders' equity,*
- *Notes.*

In accordance with International Financial Reporting Standards' requirements the consolidated IFRS financial statements are subject to mandatory audit and are released with auditor's opinion attached. The consolidated IFRS financial statements are included into the quarterly report for the quarter when the specified statements were released.

In the reporting quarter the issuer does not have annual accounting statements drawn up in accordance with International Financial Reporting Standards or US Generally Accepted Accounting Principles.

7.2. The issuer's quarterly accounting statements for the last accomplished reporting quarter

The issuer's quarterly accounting statements comprise the following:

a) In accordance with the Russian Federation legislation requirements the issuer includes the following documents into quarterly accounting statements:

- *Balance sheet (OKUD form № 1),*
- *Income statement (OKUD form № 2).*

The issuer's quarterly accounting statements for Q 1-2008 are attached to the report. Supplement №3.

b) There is no issuer's obligation (it is not stated in constitutive documents and adopted accounting policy) to prepare quarterly financial statements in accordance with International Financial Reporting Standards or US GAAP.

7.3. The issuer's consolidated accounting statements for the last accomplished fiscal year

There are no issuer's consolidated accounting statements for 2007 drawn up in accordance with the Russian Federation legislation requirements.

The Company's obligation to draw up consolidated accounting statements is established by item 91 of Order of RF Ministry of Finance № 34 н "On approval of Regulation on bookkeeping and reporting in the Russian Federation" of 29.07.1998.

According to item 8 of RF Ministry of Finance Order № 112 of December 30, 1996 "On recommended practice of drawing up and presentation of consolidated accounting statements", a group may not draw up consolidated accounting statements by the rules provided for in regulations and instructional guidelines on accounting of the Russian Federation Ministry of Finance, in case if the following conditions are concurrently observed:

- consolidated accounting statements are drawn up on the basis of International Financial Reporting Standards (IFRS) elaborated by International Financial Reporting Standards Committee;

- a group should ensure reliability of consolidated accounting statements drawn up as per IFRS;

- notes to consolidated accounting statements contain a list of applied requirements of accounting statements, disclose the methods of bookkeeping, including valuations which differ from the rules provided for by regulations and instructional guidelines on accounting of the Russian Federation Ministry of Finance.

The issuer meets all the specified requirements:

1) The issuer prepares consolidated statements in accordance with International Financial Reporting Standards.

2) Consolidated statements are released with auditor's opinion attached.

According to item 2.12 of RF Ministry of Finance Order № 112 of 30.12.1996 "On recommended practice of drawing up and presentation of consolidated accounting statements", "it is reasonable for parent entity to draw up consolidated accounting statements not later than June 30 of the year following the reporting year, if otherwise is not stated by the Russian Federation legislation or by the constitutive documents of this entity".

The issuer does not prepare its consolidated accounting statements with other legal persons in accordance with the Russian Federation legislation requirements.

The issuer prepares annual consolidated financial statements in accordance with International Financial Reporting Standards requirements and includes the following documents into it:

- *Balance sheet,*
- *Income statement,*
- *Cash flow statement,*
- *Statement of changes in shareholders' equity,*
- *Notes.*

In accordance with International Financial Reporting Standards requirements consolidated financial statements are subject to mandatory audit and are released with auditor's opinion attached.

7.4. Data on the issuer's accounting policy

In Q 1-2008 report the issuer's accounting policy current 2008 fiscal year disclosed; this policy is defined by the issuer in accordance with the Russian Federation legislation on bookkeeping and approved by the order of CEO.
Supplement № 4.

7.5. Data on total amount of export, and also on the share of export in the total volume of sales

Total amount of the issuer's revenues received from export of products (commodities, works and services), and also the share of such revenues in the issuer's operating revenues, the specified share being calculated for each reporting period separately:

The issuer does not export products (commodities, works and services).

7.6. Data on the value of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

Total value of real property and the amount of accumulated depreciation at the date of the last accomplished reporting period:

RUR thousand

Indicator	Amount at 31.03.2008

Total value of real property	*5 341 132*
Accumulated depreciation	*1 279 964*
Depreciated cost	*4 061 168*

During 12 months before the reporting quarter end date - 31.03.2008 the real property being owned or rented for a long-term by the issuer was not assessed.

There were no material facts affecting the issuer's financial and economic operations for the period from the end date of the last accomplished fiscal year to the reporting quarter end date – March 31, 2008.

There were no material changes in the structure of the issuer's property for the period from the end date of the last accomplished fiscal year to the reporting quarter end date – March 31, 2008, including acquisitions/retirement of the issuer's property which balance sheet value exceeds 5% of the issuer's balance sheet assets.

7.7. Data on the issuer's involvement in court proceedings in case, when such involvement may materially affect the issuer's financial and economic operations

The issuer was not involved in court proceedings which could materially affect its financial and economic operations.

VIII. Additional information on the issuer and issuing securities placed by the issuer

8.1. Additional information on the issuer

8.1.1. Data on the size, structure of the issuer's authorized (reserve) capital (share fund)

The size of the issuer's authorized capital at the end date of the reporting quarter (RUR):
1 639 764 970

Breakdown of the authorized capital by the category of stock:
Ordinary stock (pieces): ***245 969 590***
Total par value (RUR): ***1 229 847 950***
Share in authorized capital: ***75.001477%***

Preferred stock (pieces): ***81 983 404***
Total par value (RUR): ***409 917 020***
Share in authorized capital: ***24.998523%***

A part of the issuer's shares is circulating outside the Russian Federation by way of circulation in accordance with foreign law of foreign issuers' securities certifying the rights to the issuer's shares.

Category (type) of shares circulating outside the Russian Federation:

Registered uncertified ordinary shares (within the Program of American Depositary Receipts (ADR) of Level I).

The share of stock circulating outside the Russian Federation of the total number of stock of the appropriate category (type): ***10,77%***

Name, location of foreign issuer which securities certify the rights to the issuer's shares of the appropriate category (type):

JP Morgan Chase Bank, N.A., 1111 Polaris Parkway, Columbus, Ohio 43240-2050, USA

JP Morgan Chase Bank Trinity Tower, 9 Thomas More Street, London E1W 1YT, United Kingdom.

Brief description of the program (program type) of the issue of foreign issuer's securities certifying the rights to the shares of the appropriate category (type):

In October 1997 the Program of American Depositary Receipts of Level I (Level I ADR Program) for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulating at the USA OTC market, and also at Frankfurt Stock Exchange (FSE), Berlin Stock Exchange (BerSE), Xetra and Stuttgart Stock Exchange (SSE).

Data on obtaining the permission of Federal Commission to allow the issuer's shares of the appropriate category (type) for circulation outside the Russian Federation:

In accordance with item 2 of Russia's FFMS Regulation № 3 of March 13, 2001 the requirement of obtaining Russia's FFMS permission to allow the circulation of Russian issuers' issuing securities outside the Russian Federation in the form of ADRs is not applicable to securities circulating outside the Russian Federation in the specified form on the effective date of the Regulation, accordingly the issuer did not apply earlier for the appropriate permission of Russia's FFMS.

Currently, in accordance with order № 04 – 1232 / пз – и of Russia's Federal Financial Markets Service of December 15, 2004 the permission is obtained for the admittance for circulation of the issuer's ordinary registered uncertified stock outside the Russian Federation in quantity of 65 673 880 shares.

The name of a foreign trade organizer (trade organizers) via which foreign issuer's securities certifying the rights to the issuer's shares are circulating:

At this time there is no foreign trade organizer.

Other data on circulation of the issuer's shares outside the Russian Federation are provided at the issuer's sole discretion:

JPMorgan Chase Bank is the Depositary Bank since April 2002. Additional information on the issuer's ADR Program is posted at: http://www.adr.com (the Company's ADR ticker – VLGAY).

8.1.2. Data on the changes in the size of the issuer's authorized (reserve) capital (share fund)

Data on the change in the size of the issuer's authorized capital for the last 5 accomplished fiscal years preceding the end date of the reporting quarter, and also at the last reporting date:

Size of the issuer's authorized capital, RUR	The structure of the issuer's authorized capital	The name of the issuer's management body that made the decision on the change of the authorized capital size	The date of drawing up and the number of the minutes of the management body meeting at which the decision on the change of the authorized capital size was made	The size of the issuer's authorized capital after the change, RUR
At 01.01.2003:				
1 639 764 970	Ordinary stock: 87 508 200 shares (75% of authorized capital) Preferred stock: 29 169 300 shares (25% of authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR**
At 01.01.2004:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of authorized capital) Preferred stock: 81 983 404 shares (25% of authorized capital)	—	—	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2005:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of authorized capital) Preferred stock: 81 983 404 shares (25% of authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2006:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of authorized capital) Preferred stock: 81 983 404 shares (25% of authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2007:				
	Ordinary stock: 245 969 590 shares (75% of authorized capital) Preferred stock: 81 983 404 shares (25% of authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2008:				
	Ordinary stock: 245 969 590 shares (75% of authorized capital) Preferred stock: 81 983 404 shares (25% of authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR
At 31.03.2008:				
	Ordinary stock: 245 969 590 shares (75% of authorized capital) Preferred stock: 81 983 404 shares (25% of authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR

8.1.3. Data on buildup and usage of required reserve and also of other funds of the issuer

Information for the last 5 years and for the reporting quarter on the required reserve, and also on each other fund of the issuer, this fund being built up at the cost of the issuer's net profit:

1) The fund name: ***required reserve***
Required reserve is established in accordance with requirements of article 35 of RF Federal law № 208-ФЗ of 26.12.1995 "On joint-stock companies" and amounts to 5% of the size of the issuer's authorized capital.

Reporting period	The size of the fund established by constitutive documents	Fund size		Amount of transfers to the fund during the reporting period, RUR thousand	The amount of funds spent during the reporting period (RUR thousand) and the trends of usage of the fund means
		In money terms, RUR thousand	% of the authorized capital		
2003	5% of the authorized capital	*81 988*	*5*	*9 156*	The fund means were not used.
2004		*81 988*	*5*		The fund means were not used.
2005		*81 988*	*5*		The fund means were not used.
2006		*81 988*	*5*		The fund means were not used.
2007		*81 988*	*5*		The fund means were not used.
Q 1-2008		*81 988*	*5*		The fund means were not used.

During the last 5 years and in the reporting quarter the issuer did not build up and did not use other funds.

8.1.4. Data on the procedure of convening and holding a meeting of the issuer's supreme management body

General meeting of shareholders is the supreme management body of the Company.

The procedure of participants' notification of holding the meeting of the issuer's supreme management body:

"The communication on holding the general meeting of stockholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders' general meeting is to be held within 40 days since the time of making the demand for its holding (since the time of making decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.

At the stated time the notice on holding the general meeting of stockholders should be sent

to each person indicated in the list of persons entitled to participate in the shareholders' general meeting, by a registered letter or delivered to each of the specified persons with receipt acknowledgement, and published in "Rossiiskaya gazeta" newspaper."

Persons (bodies) who have the right to call (require convocation) of extraordinary meeting of the issuer's supreme management body, and also the procedure of sending (making) such demands:

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; requisition of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares as of the date of the demand making. Extraordinary general meeting of shareholders upon requisition of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is convoked by the Company's Board of directors.

In preparation of extraordinary shareholders' general meeting, which agenda includes the issue of electing the Company's Board of directors, shareholders (shareholder), who are in aggregate the owners of at least 2% of the Company's voting shares, have the right to nominate the candidates to the Company's Board of directors, the number of these candidates may not exceed the quantitative composition of the Board of directors as established by the Articles of association. Such proposals should come to the Company not later than 30 days prior to the date of holding extraordinary shareholders' general meeting.

The demand for holding extraordinary general meeting of shareholders should contain the issues subject to introducing into the agenda of the meeting. The demand for holding extraordinary general meeting of shareholders may contain formulations of resolutions for each of these issues, and also the proposal about the form of holding shareholders' general meeting.

In the case when the demand for calling extraordinary general meeting of shareholders is made by a shareholder (shareholders), it should contain name (names) of the shareholder (shareholders) requesting to call such meeting, and the indication of the number, category (type) of shares they possess.

The demand for calling extraordinary general meeting of shareholders is signed by the person (persons) requiring to convene extraordinary general meeting of shareholders.

The procedure of defining the date of holding the meeting of the issuer's supreme management body:

The Company is obliged to hold annually the general meeting of shareholders (annual general meeting of shareholders) not earlier than in four months and not later than in six months after the fiscal year end. Shareholders' general meetings held in addition to the annual general meeting are extraordinary. Shareholders' general meeting has no right to consider the issues which are not referred to its competencies and pass resolutions on them.

The date of holding shareholders' general meeting in accordance with the Company's Articles of association is defined by the Board of directors.

Extraordinary general meeting of shareholders convened upon requisition of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of making the demand for holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders convened on the demand of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of making the demand for holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the meetings of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of making the decision on its holding by the Company's Board of directors.

Persons entitled to make proposals into the agenda of the meeting of the issuer's supreme management body, and also the procedure of making such proposals:

Shareholders (shareholder), who in aggregate are the owners of at least 2% of the Company's voting shares, have the right to introduce issues into the agenda of annual general meeting of shareholders and to nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of these candidates cannot exceed the quantitative composition of the appropriate body as established by the Articles of association. Such proposals should come to the Company not later than 60 days after the fiscal year end.

Persons entitled to get familiarized with information (materials) provided for preparation and holding of the meeting of the issuer's supreme management body, and also the procedure of familiarization with such information (materials):

The persons entitled to participate in general meeting of shareholders, as per the procedure and at the address (addresses) indicated in the notification of holding general meeting of shareholders, are provided with the following information (materials):

Annual accounting statements, including audit opinion, findings of the Company's Auditing committee based on the results of the annual accounting statements audit;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

Draft of modifications and amendments introduced into the Company's Articles of association, or the draft of the Company's Articles of association as restated;

Drafts of the Company's internal documents;

Drafts of other documents which adoption is provided for by the drafts of shareholders' general meeting resolutions;

Drafts of resolutions of shareholders' general meeting;

Other information (materials) required for presentation in accordance with current legislation;

Other information (materials) for passing the resolutions on the issues of the agenda of shareholders' general meeting, this information being included by the Board of directors into the list of information (materials) provided to the shareholders in preparation for holding shareholders' general meeting.

Procedure of disclosure (bringing to the notice of the issuer's shareholders (participants) of resolutions passed by the issuer's superior management body and also of voting results:

Resolutions passed by shareholders' general meeting and also voting results are disclosed at shareholders' general meeting at which the voting was held, and are brought to the notice of persons included into the list of persons entitled to participate in shareholders' general meeting, by means of publishing in "Rossiiskaya gazeta" newspaper not later than 10 days after drawing up the minutes on voting results in the form of report on voting results.

8.1.5. Data on business entities in which the issuer holds at least 5% of the authorized (reserve) capital (share fund) or at least 5% of common stock

The list of business entities in which the issuer holds at least 5% of authorized (reserve) capital (share fund) or at least 5% of common stock at the end date of the reporting quarter:

1. Full (abbreviated) name, location: ***Closed Joint Stock Company Nizhegorodskaya Sotovaya Svyaz (ZAO NSS), Dom Svyazi, M.Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock held by the issuer: ***100%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

2. Full (abbreviated) name, location: ***Limited Liability Company NIZHEGORODSKYI TELESERVICE (LLC NIZHEGORODSKYI TELESERVICE), Dom Svyazi, M. Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

3. Full (abbreviated) name, location: ***Closed Joint Stock Company Transsvyaz (ZAO Transsvyaz), Chaadaev Street 2, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock held by the issuer: ***100%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

4. Full (abbreviated) name, location: ***Open Joint Stock Company Informational commercial networks "Omrix" (OJSC ICN "Omrix"), Tereshkova Street 10, Orenburg city, RF***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***73,6%***
The share of business entity's common stock held by the issuer: ***73,6%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

5. Full (abbreviated) name, location: ***Closed Joint Stock Company Orenburg-GSM (ZAO Orenburg-GSM), Volodarsky Street 11, Orenburg city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***51%***
The share of business entity's common stock held by the issuer: ***51%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

6. Full (abbreviated) name, location: ***Closed Joint Stock Company Ulyanovsk-GSM (ZAO Ulyanovsk-GSM), Goncharov Street 52, Ulyanovsk city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***60%***
The share of business entity's common stock held by the issuer: ***60%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

7. Full (abbreviated) name, location: ***Closed Joint Stock Company Narodnyi telephone Saratov (ZAO NTS), Kiselev Street 40, Saratov city***

The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***50% + 1 preferred (voting) share***
The share of business entity's common stock held by the issuer: ***50%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

8. Full (abbreviated) name, location: ***Closed Joint Stock Company Nizhegorodskyi radio telephone (ZAO Nizhegorodskyi radio telephone), Dom Svyazi, Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***50%***
The share of business entity's common stock held by the issuer: ***50%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

9. Full (abbreviated) name, location: ***Closed Joint Stock Company Commercial Bank C-Bank (JSCB C-Bank (ZAO), Lenin Street 6, Izhevsk city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***41,73%***
The share of business entity's common stock held by the issuer: ***41,73%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***0,001439%***
The share of the issuer's common stock held by business entity: ***0,001919%***

10. Full (abbreviated) name, location: ***Closed Joint Stock Company Samara Telecom (ZAO Samara Telecom), Polevaya Street 43, Samara city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***27,8%***
The share of business entity's common stock held by the issuer: ***27,8%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

11. Full (abbreviated) name, location: ***Open Joint Stock Company Information technologies of communications (OJSC Svyazintek), Prechistenka Street 38, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***13%***
The share of business entity's common stock held by the issuer: ***13%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

12. Full (abbreviated) name, location: ***Limited Liability Company Agrofirm Reanta (LLC Agrofirm Reanta), Chavaina Boulevard 11a, Ioshkar Ola town***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***20,86%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

13. Full (abbreviated) name, location: ***Limited Liability Company Commercial-production company N.N.-Rossvyazinform (LLC CPC N.N.-Rossvyazinform), Dom Svyazi, Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***20%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

14. Full (abbreviated) name, location: ***Closed Joint Stock Company Reg-Time (ZAO Reg-Time), Krasnodonskaya Street 68, Samara city***

The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***17%***
The share of business entity's common stock held by the issuer: ***17%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

15. Full (abbreviated) name, location: ***Closed Joint Stock Company Rostelegraph (ZAO Rostelegraph), Tverskaya Street 7, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***15,69%***
The share of business entity's common stock held by the issuer: ***15,69%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

16. Full (abbreviated) name, location: ***Closed Joint Stock Company Center of Authorial Medical Technologies and Innovations (ZAO CAMTI), 60 years of October Avenue 6, Saransk town, Mordovia Republic, RF***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***14%***
The share of business entity's common stock held by the issuer: ***14%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

17. Full (abbreviated) name, location: ***Closed Joint Stock Company Science-Engineering Center Comset (ZAO SEC Comset), Zelenyi Avenue 7, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***11,09%***
The share of business entity's common stock held by the issuer: ***11,09%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

18. Full (abbreviated) name, location: ***Closed Joint Stock Company Agency for protection of competition and consumer rights (ZAO ECAD), Suvorov Street 1, Pavlovo town of Nizhny Novgorod oblast***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***10,4%***
The share of business entity's common stock held by the issuer: ***10,4%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

19. Full (abbreviated) name, location: ***Limited Liability Company Samara payphone (LLC Samara payphone), Penzenskaya Street 68, Samara city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***10%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

20. Full (abbreviated) name, location: ***Closed Joint Stock Company Startcom (ZAO Startcom), 2-nd Spasonalivkovskyi Pereulok 6, GSP-1, Moscow-49***

The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***7,4%***
The share of business entity's common stock held by the issuer: ***7,4%***
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

21. Full (abbreviated) name, location: ***Closed Joint Stock Company LeasingPoint (ZAO LeasingPoint), 2-nd Spasonalivkovskyi Pereulok 6, B-49, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *7,35%*
The share of business entity's common stock held by the issuer: *7,35%*
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

22. Full (abbreviated) name, location: ***Closed Joint Stock Company Orenburg Card-Center (ZAO Orencard), Chkalov Street 32a, Orenburg city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *5%*
The share of business entity's common stock held by the issuer: *5%*
The share of business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock held by business entity: ***none***

8.1.6. Data on revenue-intensive transactions made by the issuer

Data on revenue-intensive transactions made by the issuer for the last 5 accomplished fiscal years preceding the reporting quarter:

During the last 5 accomplished fiscal years the issuer did not make transactions (groups of interrelated transactions), which value is 10 and more percent of the issuer's balance-sheet assets as per the data of its accounting statements at the last reporting date preceding the date when the transaction was made.

Data on revenue-intensive transactions made by the issuer in the reporting quarter:

In the reporting quarter the issuer did not make transactions (groups of interrelated transactions), the value of which is 10 and more percent of the issuer's balance-sheet assets as per the data of its accounting statements at the last reporting date preceding the date when the transaction was made.

8.1.7. Data on the issuer's credit ratings

The object of credit rating assignment: ***the issuer***
The value of credit rating at the end date of the reporting quarter:

Long-term corporate foreign currency credit rating: ***"BB –".***
Outlook ***"Stable".***
Long-term corporate domestic currency credit rating: ***"BB -".***
Outlook ***"Stable".***
National: "ruAA –".

The issuer' default long-term foreign currency credit rating: ***"BB –".***
Outlook ***"Stable".***
The issuer's default short-term foreign currency credit rating: ***"B".***
National: long-term credit rating ***"A+(rus)".***
Outlook ***"Stable".***

The history of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:

1) <u>International:</u>
Long-term corporate foreign currency credit rating*:* ***"B"***.
Outlook ***"Stable"***.
Date: ***12.02.2003***
Long-term corporate domestic currency credit rating: ***"B"***.
Outlook ***"Stable"***.
Date: ***12.02.2003***
<u>National:</u>
Long-term credit rating: ***"ruA-"***.
Date: ***13.03.2003***

2) <u>International:</u>
Long-term corporate foreign currency credit rating: ***"B+"***.
Outlook ***"Stable"***.
Date: ***15.04.2005***
Long-term corporate domestic currency credit rating: ***"B+"***.
Outlook ***"Stable"***.
Date: ***15.04.2005***
<u>National:</u>
Long-term credit rating*:* ***"ruA+"***.
Date: ***15.04.2005***

3) <u>International:</u>
Long-term corporate foreign currency credit rating: ***"BB-"***.
Outlook ***"Stable"***.
Date: ***27.09.2006***
Long-term corporate domestic currency credit rating: ***"BB-"***.
Outlook ***"Stable"***.
Date: ***27.09.2006***
<u>National:</u>
Long-term credit rating: ***"ruAA –"***.
Date: ***27.09.2006***

4) <u>International:</u>
Long-term corporate foreign currency credit rating: ***"BB –"***.
Outlook ***"Stable"***.
Date: ***21.01.2008***
Long-term corporate domestic currency credit rating: ***"BB –"***.
Outlook ***"Stable"***.
Date: ***21.01.2008***
<u>National:</u>
Long-term credit rating: ***"ruAA –"***.
Date: ***21.01.2008***

5) <u>International:</u>
The issuer's default long-term foreign currency credit rating: ***"BB –"***.
Outlook ***"Stable"***.
Date: ***14.02.2008***
The issuer's default short-term foreign currency credit rating: ***"B"***.
Date: ***14.02.2008***
<u>National:</u>

Long-term credit rating: *"A+(rus)"*.
Outlook *"Stable"*.
Date: ***14.02.2008***

Full and abbreviated brand name, location of organization which assigned the credit rating on 12.02.2003, 15.04.2005, 27.09.2006, and 21.01.2008:

Standard & Poor's – ***55 Water Street, New York, NY, United States***
Representation office of Standard & Poor's International Services, Inc. Corporation:
7-th floor, business-center "Mokhovaya", building 2, Vozdvizhenka Street 4/7, Moscow, 125009

Brief description of the method of credit rating assignment:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility).

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
http://www.standardandpoors.ru/page.php?path=process.

Full and abbreviated brand name, location of organization which assigned the credit rating on 14.02.2008:
Fitch Ratings
Eldon House, 2 Eldon Street London, EC2M 7UA
Moscow branch of international rating agency Fitch Ratings:
Gashek Street 7, Moscow, 125047

Brief description of the method of credit rating assignment:
The following areas are being analyzed: historical financial conditions and forecasts for them, management quality and operating activity indicators of issuer or guarantor, particularities of a specific issue of securities or quarantine. Also the interrelation between the issue and other liabilities of the issuer, as well as changes in economic and political environment are being analyzed, these changes being capable of affecting the issuer's financial stability and creditworthiness.

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
http://www.fitchratings.ru/ratingdef/intro/analys/index.wbp

Other data on credit rating: ***none***

The object of credit rating assignment: ***the issuer's securities (bonds)***
Credit rating value at the end date of the reporting quarter:
National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (of BT-2 series):
"ruAA-";
"A+(rus)".
BT-2 series bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the placement start each Bond is retired partially in the

amount of 20% of the par value of the issue (02.12.2008),
On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.06.2009),
On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.12.2009),
On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.06.2010),
On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (30.11.2010).

Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (of BT-3 series):
"ruAA-";
"A+(rus)".
BT-3 series bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.12.2008),
On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.06.2009),
On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.12.2009),
On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.06.2010),
On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (30.11.2010).

Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (of BT-4 series):
"ruAA-";
"A+(rus)".
BT-4 series bonds are retired in succession by installments during the following periods:
On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (06.09.2011),
On the 2002-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (06.03.2012),
On the 2184-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (04.09.2012),
On the 2366-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (05.03.2013),
On the 2548-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (03.09.2013).

The history of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:

The object of credit rating assignment: ***the issuer's securities (bonds)***
Credit rating value, the date of assignment (change) of credit rating value:
National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 1 billion with maturity term in February 2006 (BT-1 series):
"ruA-".

Date: *13.03.2003*

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 1 billion with maturity term in February 2006 (BT-1 series): "ruA+".
Date: ***15.04.2005***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-2 series): "ruA+".
Date: ***14.12.2005***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (BT-3 series): "ruA+".
Date: ***14.12.2005***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-4 series): "ruA+".
Date: ***10.04.2006***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-2 series): "ruAA-".
Date: ***27.09.2006***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (BT-3 series): "ruAA-".
Date: ***27.09.2006***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-4 series):"ruAA-".
Date: ***27.09.2006***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-2 series): "ruAA-".
Date: ***21.01.2008***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (BT-3 series): "ruAA-".
Date: ***21.01.2008***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-4 series): "ruAA-".

Date: ***21.01.2008***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-2 series): "A+(rus)".
Date: ***14.02.2008***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (BT-3 series): "A+(rus)".
Date: ***14.02.2008***

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-4 series): "A+(rus)".
Date: ***14.02.2008***

Full and abbreviated brand name, location of organization having assigned the credit rating on 12.02.2003, 15.04.2005, 27.09.2006, and 21.01.2008:
Standard & Poor's – ***55 Water Street, New York, NY, United States***
Representation office of Standard & Poor's International Services, Inc. Corporation:
7-th floor, business-center "Mokhovaya", building 2, Vozdvizhenka Street 4/7, Moscow, 125009

Brief description of the method of credit rating assignment:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility).

The address of the web-site in the Internet where the information is posted about the method of credit rating assignment: **http://www.standardandpoors.ru/page.php?path=process**.

Full and abbreviated brand name, location of organization which assigned the credit rating on 14.02.2008:
Fitch Ratings
Eldon House, 2 Eldon Street London, EC2M 7UA
Moscow branch of international rating agency Fitch Ratings:
Gashek Street 7, Moscow, 125047

Brief description of the method of credit rating assignment:
The following areas are being analyzed: historical financial conditions and forecasts for them, management quality and operating activity indicators of issuer or guarantor, particularities of a specific issue of securities or quarantine. Also the interrelation between the issue and other liabilities of the issuer, as well as changes in economic and political environment are being analyzed, these changes being capable of affecting the issuer's financial stability and creditworthiness.

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
http://www.fitchratings.ru/ratingdef/intro/analys/index.wbp

Other data on credit rating: ***none***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***
Form: ***certified, bearer***
Type: ***interest-bearing***
State registration number of securities issue***: № 4-43- 00137-A***
State registration date: ***24.01.2003***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 2***
Form: ***certified (bearer bonds with obligatory centralized custody)***
Type: ***interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-44- 00137-A***
State registration date: ***10.11.2005***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 3***
Form: ***certified (bearer bonds with obligatory centralized custody)***
Type: ***interest-bearing, inconvertible***
State ***registration number of securities issue: № 4-45- 00137-A***
State registration date: ***10.11.2005***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 4***
Form: ***certified (bearer bonds with obligatory centralized custody)***
Type: ***interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-46- 00137-A***
State registration date: ***06.06.2006***

Accounting treatment - ***STANDARD & POOR'S proprietary method:***

Standard & Poor's assigns rating only if adequate information is available, on the basis of transparent method, which takes into account quantitative and qualitative parameters, financial risks and business-risks.

The method of Standard & Poor's ratings assignment differs depending on issuers categories and rating type. So, in case of companies the business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility) are analyzed.

After making decision on obtaining rating, the agreement is signed, in which basic parameters of relations between Standard & Poor's and the issuer are established with precise formulation of obligations of both the parties. Upon the receipt of request for a rating the analytical group is established which consists of analysts having knowledge in appropriate industries. The group includes at least one analyst having experience in CIS countries. Primary analyst, who guides the process, is assigned, and he/she is the primary contact person for the issuer. Before the official meeting the group analyses the information presented by the issuer at the request, and the information from other sources which Standard & Poor's considers to be reliable: financial reporting for previous periods, forecasts of financial performances and cash flows, documentation on transactions, legal opinions and other data. At that, there are significant differences related to the issuer's type. So, for corporations these are financial statements,

annual reports, and data on the structure of the industry. Then the group of analysts holds a management meeting in order to discuss basic factors affecting the rating, including production and financial plans and management strategy. This meeting allows issuers to touch upon the issues which are of principle for the decision on rating assignment. Analysts in their turn may clarify a number of problem situations, which have arisen after their familiarization with the presented information. Based on the results of discussion additional information inquiry may be formulated.

Then the primary analyst constructs a detailed analysis presented to the rating committee. The rating committee includes senior analysts of Standard & Poor's. After the discussion of all factors affecting the rating, the decision is made on the rating value. Once the decision is made by the rating committee, the primary analyst communicates the rating assigned and also the justification of the specified decision to the issuer. In case if the rating is accepted by the issuer Standard & Poor's discloses it via its own database RatingsDirect, through international and local press agencies and mass media. In respect of each rating a press-release, brief and full justification of the rating are published at Standard & Poor's sites.

Rating revisions

In cases when rating requires reconsideration, a preliminary review is undertaken, which may result in CreditWatch listing. (CreditWatch listing means that the rating may be revised in the nearest future. This is a warning for investors that additional analysis is being made).

The next step is the comprehensive analysis, which includes, if necessary, a meeting with management and presentation to the rating committee. The rating committee evaluates the matter, arrives at a rating decision and notifies the issuer of it.

Rating watch

After rating assignment Standard & Poor's analysts permanently control all the factors which may affect it, such as changes in shareholder's equity structure, takeover of other companies or other significant economic events. Material facts related to the issuer's activity are daily monitored. Mandatory requirement of Standard & Poor's - holding annual meetings with management (if required these meetings are held more frequently). Based upon the information received from the issuer or other public sources, the rating may be raised or lowered as often, as the issuer's creditworthiness is changed. In case when there are no significant events, the rating is revised (confirmed or changed) once a year. Individual ratings are assigned to all issuer's debt obligations issued after rating assignment and placed at public markets. Standard & Poor's contemplates that the management will notify analysts of significant financial and production changes which may affect the rating. However, Standard & Poor's reserves the right to change the rating at any time during regular watch process.

Stages of rating assignment:

- *Request for rating.*
- *Assignment of the group of analysts.*
- *Information accumulation.*
- *Meeting with management.*
- *Rating committee.*
- *Informing the issuer about the rating assigned.*
- *Distribution of information about the rating (with the client's consent).*
- *Rating monitoring.*

Standard & Poor's issuer international credit rating is a current opinion on overall creditworthiness of debt commitments issuer, guarantor or security, business partner, of its capacity and willingness to meet timely and in full its debt commitments.

Standard & Poor's international credit rating of debt commitments is a current opinion on credit risk with respect to a specific debt commitment (bonds, bank credits, loans, other financial instruments).

Standard & Poor's international financial enhancement rating is the opinion of Standard

& Poor's on creditworthiness of an insurer with respect to insurance policies and contracts.

Values of Standard & Poor's international credit ratings

Standard & Poor's long-term rating assesses the issuer's capacity to timely meet its debt commitments. Long-term ratings vary from the highest category - "AAA" to the lowest - "D". Ratings between "AA" and "CCC" may be supplied with sign "plus" (+) or "minus" (-), which mean intermediary categories of the rating as compared to the basic ones.

Short-term rating is the assessment of probability of timely repayment of obligations considered short-term in the relevant market. Short-term ratings also range from "A-1" for the highest-quality obligations to "D" for the lowest. The "A-1" rating may be also modified by a "plus" sign (+) to distinguish the most secure obligations in that category.

In addition to long-term ratings Standard & Poor's has special definitions of ratings of preferred shares, money market funds, share bond funds, solvency of insurance companies and companies operating with derivative instruments.

AAA – extremely strong capacity to meet its debt commitments timely and in full; the highest rating.

AA – strong capacity to meet timely and in full its debt commitments.

A – moderately strong capacity to meet timely and in full its debt commitments, but higher susceptibility to the adverse effects of changes in business, financial and economic conditions.

BBB – adequate capacity to meet timely and in full its debt commitments, higher susceptibility to the adverse effects of changes in business, financial and economic conditions.

BB – out of danger in the short-term outlook, higher susceptibility to the effects of adverse changes in business, financial and economic conditions.

B – higher vulnerability in unfavorable business, financial and economic conditions, but current capacity to meet debt commitments timely and in full.

CCC – at this date non-fulfillment by the issuer of its debt commitments is potentially possible; (the issuer's debt commitments are currently vulnerable to nonpayment) timely performance of debt commitments depends to a large extent on favorable business, financial and economic conditions.

CC – at present the probability of non-fulfillment by the issuer of its debt commitments is high. (the issuer's debt commitments are currently highly vulnerable to nonpayment)

C – there is a bankruptcy proceeding initiated in respect of the issuer or a similar action is taken, but payments or debt commitments performance is going on. (a bankruptcy petition has been filed or similar action taken, but payments and debt commitments performance are being continued).

SD – selective default with respect to the specified debt commitment while timely and full payments with respect to other debt commitments are going on.

D – debt commitments default. (payment default)

The ratings of "AAA", "AA", "A" and "BBB" categories are investment-grade ratings.
The ratings of "BB", "B", "CCC", "CC" and "C" categories are regarded as having significant speculative characteristics.
Outlook:
Rating outlook assesses the potential change of the rating in the nearest two - three years.

- *"Positive" – the rating may be raised.*
- *"Negative" – the rating may be lowered.*
- *"Stable" – the change is unlikely.*
- *"Developing" – the rating may be raised or lowered.*

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
http://www.standardandpoors.ru/page.php?path=issuer&id=78

Accounting treatment - ***FITCH RATINGS method:***

Issuer Default Ratings

Short- and long-term Issuer Default Ratings (IDRs) may be assigned to issuers of certain sectors, including Corporate, Financial Institution and Sovereign issuers (states). Such ratings reflect the ability of an issuer to meet financial commitments on a timely basis. Similar to other ratings, these are drawn from the International Long-term and Short-term ratings scales.

Short-term Issuer Default Rating (SIDR) is based on the liquidity profile of the rated issuer and relates to the ongoing capacity to meet financial obligations with a relatively short time horizon (less than 13 months, except for public finance where short-term ratings may be assigned up to a three year horizon, in line with industry standards).

The long-term IDR is assigned to issuers and counterparties, reflecting their ability to meet all of their obligations according to the order of priority over the term of the obligation. The long-term IDR, therefore, is effectively a benchmark probability of default.

The IDRs of an issuer who has defaulted on some or all material financial obligations will be rated "RD" or "D" respectively. Default status is not prospective and is determined following expiration of any applicable grace period under the defaulted obligation's governing documents.

Note: Securities of an issuer may be rated higher, lower or the same as the long-term IDR on the basis of their recovery prospects, as well as differences in issuers' willingness to pay. Structured finance securities generally are not assigned IDRs, but each such issue is rated on the basis of various stress scenarios in combination with relative seniority, prioritization of cash flows and other structural mechanisms.

International Long-Term Credit Ratings

International Long-Term Credit Ratings (LTCR) may also be referred to as Long-Term Ratings. When assigned to most issuers, it is used as a benchmark measure of probability of default and is formally described as an Issuer Default Rating (IDR). The major exception is within Public Finance, where IDRs will not be assigned as market convention has always focused on timeliness and does not draw analytical distinctions between issuers and their underlying obligations. When applied to issues or securities, the LTCR may be higher or lower than the issuer rating (IDR) to reflect relative differences in recovery expectations.

The following rating scale applies to foreign currency and local currency ratings:

Investment grade ratings

AAA

Highest credit quality. "AAA" ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA

Very high credit quality. "AA" ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A

High credit quality. "A" ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB

Good credit quality. "BBB" ratings indicate that there are currently expectations of low credit risk. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity. This is the lowest investment grade category.

Speculative Grade

BB

Speculative. "BB" ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B

Highly speculative.

- *For issuers and performing obligations, "B" ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.*

- *For individual obligations, may indicate distressed or defaulted obligations with potential for extremely high recoveries. Such obligations would possess a Recovery Rating of "RR1" (outstanding).*

CCC

· *For issuers and performing obligations, default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic conditions.*

· *For individual obligations, may indicate distressed or defaulted obligations with potential for average to superior levels of recovery. Differences in credit quality may be denoted by plus/minus distinctions. Such obligations typically would possess a Recovery Rating of "RR2" (superior), or "RR3" (good) or "RR4" (average).*

CC

· *For issuers and performing obligations, default of some kind appears probable.*

· *For individual obligations, may indicate distressed or defaulted obligations with a Recovery Rating of "RR4" (average) or "RR5" (below average).*

C

· *For issuers and performing obligations, default is imminent.*

· *For individual obligations, may indicate distressed or defaulted obligations with potential for below-average to poor recoveries. Such obligations would possess a Recovery Rating of "RR6" (poor).*

RD

Indicates an entity that has failed to make due payments (within the applicable grace period) on some but not all material financial obligations, but continues to honor other classes of obligations.

D

Indicates an issuer or sovereign that has defaulted on all of its financial obligations.

Default generally is defined as one of the following:

- Failure of an obligor to make timely payment of principal and/or interest under its financial obligations;

- The bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor; or

- Any coercive exchange of obligations, where creditors were offered securities with diminished structural or economic terms compared with the existing obligations.

Default ratings are not assigned prospectively; within this context, non-payment on an instrument that contains a deferral feature or grace period will not be considered a default until after the expiration of the deferral or grace period.

Issuers will be rated "D" upon a default. Defaulted and distressed obligations typically are rated along the continuum of "C" to "B" ratings categories, depending upon their recovery prospects

and other relevant characteristics. Additionally, in structured finance transactions, where analysis indicates that an instrument is irrevocably impaired such that it is not expected to meet pay interest and/or principal in full in accordance with the terms of the obligation's documentation during the life of the transaction, but where no payment default in accordance with the terms of the documentation is imminent, the obligation may be rated in the "B" or "CCC-C" categories.

Default is determined by reference to the terms of the obligations' documentation. Fitch will assign default ratings where it has reasonably determined that payment has not been made on a material obligation in accordance with the requirements of the obligation's documentation, or where it believes that default ratings consistent with default definition under Fitch's method are the most appropriate ratings to assign.

Notes to International Long-Term and short-term ratings:

The ratings may be supplemented with +/- modifiers to indicate relative position within basic rating categories. Such suffixes are not added to the "AAA" Long-term rating category, to categories below "CCC", or to Short-term ratings other than "F1". (The +/- modifiers are only used to denote issues within the CCC category, whereas issuers are only rated CCC without the use of modifiers.)

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as "Positive", indicating a potential upgrade, "Negative", for a potential downgrade, or "Evolving", if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

Rating Outlook: An Outlook indicates the direction a rating is likely to move over a one to two-year period. Outlooks may be positive, stable or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, ratings for which outlooks are "stable" could be upgraded or downgraded before an outlook moves to positive or negative if circumstances warrant such an action. Occasionally, Fitch Ratings may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

Program ratings (such as the those assigned to MTN shelf registrations) relate only to standard issues made under the program concerned; it should not be assumed that these ratings apply to every issue made under the program. In particular, in the case of non-standard issues, i.e. those that are linked to the credit of a third party or linked to the performance of an index, ratings of these issues may deviate from the applicable program rating.

Variable rate demand obligations and other securities which contain a short-term "put" or other similar demand feature will have a dual rating, such as AAA/F1+. The first rating reflects the ability to meet long-term principal and interest payments, whereas the second rating reflects the ability to honor the demand feature in full and on time.

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
http://www.fitchratings.ru/

Other data on the credit rating: ***none***

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***
Par value of each share: ***RUR 5***
Number of outstanding shares (number of shares which are not paid off or cancelled): ***245 969 590***
The number of supplement shares being in the process of placement (the number of shares of additional issue with regard to which the state registration of the report on the results of their issue is not conducted): ***none***
The number of authorized shares: ***1 299 093***
The number of shares being on the issuer's balance: ***none***
The number of supplement shares that may be placed as a result of conversion of outstanding securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***
State registration number: ***№ 1 – 01 – 00137 - A***
State registration date: ***14.11.2003***

The rights granted by shares to their owners:
According to the Company's Articles of association:
"7.1. Each ordinary share of the Company gives the shareholder – its owner similar measure of rights.

7.2. Each shareholder – the owner of the Company's ordinary shares has the right:
7.2.1. To participate in general meeting of shareholders of the Company in manner required by the Russian Federation current legislation;
7.2.2. To receive dividend in manner required by current legislation of the Russian Federation and the Articles of association, when dividend is declared by the Company;
7.2.3. To receive a part of property of the Company remaining after its liquidation which part is proportional to number of shares in the shareholder's possession;
7.2.4. To get access to the documents provided for by item 1 of Article 89 of Federal law "On joint-stock companies", in manner required by Article 91 of the said law;
7.2.5. To demand confirmation of shareholder's rights for the shares from the Company's registrar by issuing an extract from the register of the Company's shareholders;
7.2.6. To get information on all records on the shareholder's personal account from the Company's registrar, and also other information provided for by legal acts of the Russian Federation which establish the due procedure of keeping the register of stockholders;
7.2.7. To dispose of shares held by the shareholder without consent of other shareholders and of the Company;
7.2.8. To protect the shareholder's violated civil rights in the court in cases, provided for by the Russian Federation current legislation, including claiming compensation for losses from the Company;
7.2.9. To demand the repurchase of all shares held by the shareholder (or a part of them) from the Company in cases and in manner required by current legislation of the Russian Federation;
7.2.10. To sell shares to the Company in case if the Company passed the resolution to acquire the shares;

7.2.11. To demand from the Company an extract from the list of persons entitled to participate in General meeting of shareholders, the said extract containing the information about the shareholder;

7.2.12. Priority in purchasing supplement shares placed by means of public offering and issuing securities convertible into shares, in the amount proportional to the number of shares held by them.

7.3. The shareholder owning more than 1% of the Company's voting shares has the right to demand from the Company's registrar the information on the name (names) of shareholders registered in the register and the information on the quantity, the category and the par value of shares held by them (the said information is provided without indication of addresses of shareholders).

7.4. The shareholders (shareholder) owning in aggregate at least 1% of outstanding ordinary shares of the Company have the right to apply to the court with a claim against a member of the Company's Board of directors, single executive of the Company, a member of collegial executive body of the Company, as well as against the management company or the manager about compensation for losses caused to the Company as a result of guilty activities (inactivity) of the said persons.

7.5. Shareholders owning at least 1% of votes at general meeting of shareholders have the right to demand the provision of the list of persons entitled to participate in the meeting from the Company. The information from the documents and the mailing addresses of the shareholders included in this list are provided only with their consent.

7.6. The shareholders (shareholder) being in aggregate the owners of at least 2% of the Company's voting shares have the right to introduce issues into the agenda of annual general meeting of shareholders and to nominate candidates to the Company's management and controlling bodies elected by general meeting of shareholders. During preparation of an extraordinary general meeting of shareholders with the agenda of election of the Board of directors of the Company, the said shareholders (shareholder) have the right to nominate candidates for the election to the Board of directors of the Company.

7.7. The shareholders (shareholder) who own in aggregate at least 10% of the Company's voting shares have the right to require convocation of an extraordinary general meeting of shareholders from the Board of directors of the Company. In case if during the term established by the Russian Federation current legislation and the Articles of association, the Board of directors of the Company does not make the decision on calling an extraordinary general meeting of shareholders or makes the decision to refuse its convocation, the extraordinary meeting can be called by the said shareholders (shareholder).

7.8. The shareholders (shareholder) who own in aggregate at least 10% of the Company's voting shares have the right to demand an audit of financial and economic operations of the Company at any time.

7.9. The shareholders (shareholder) who hold in aggregate at least 25% of the Company's voting shares have the right of access, and also have the right to receive the copies of accounting documents and of the minutes of meetings of the Company's collegial executive body.

7.10. Shareholders – owners of the Company's ordinary shares have other rights provided for by the Russian Federation current legislation and by the present Articles of association."

Other data on shares provided by the issuer at its own discretion:
5 717 ordinary shares – the quantity of paid off securities due to the issuer's reorganization. Additional issues of the issuer's ordinary registered uncertified shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***preferred A type***
Par value of each share: ***RUR 5***
The number of shares outstanding (the number of shares which are not paid off or cancelled): ***81 983 404***
The number of supplement shares being in the process of placement (the number of shares of additional issue to which the state registration of the report on the results of their issue is not conducted): ***none***
The number of authorized shares: ***531 496***
The number of shares being on the issuer's balance: ***none***
The number of supplement shares that may be placed as a result of conversion of outstanding securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***
State registration number: ***№ 2 – 01 –00137 - A***
State registration date: ***14.11.2003***

The rights granted by the shares to their owners:
In accordance with the Company's Articles of association:
"8.1. Each preferred A type share of the Company gives the shareholder – its owner similar measure of rights.

8.2. Owners of preferred A type shares have the right to receive annual fixed dividend except for the cases provided for by the present Articles of association. The total dividend on each preferred A type share is established at the rate of 10% of the Company' net profit according to the results of the last fiscal year, divided by the number of shares which amount to 25% of the authorized capital of the Company. Besides, if the dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preferred A type share, the size of the preferred dividend should be increased up to the size of dividend on ordinary shares.

8.3. The owners of preferred A type shares have the right to participate in general meeting of shareholders with the right of vote when solving the issues of reorganization and liquidation of the Company, and also to vote on introducing amendments and modifications into the Company's Articles of association, in case if the said modifications limit the rights of the said shareholders.

8.4. The owners of preferred A type shares have the right to participate in general meeting of shareholders with the right of vote on all the issues of the agenda of the meeting in case if the meeting of shareholders, irrespective of the reasons, has not passed the resolution on the dividend payment or if it has passed the resolution on incomplete payment of dividend on preferred A type shares. This right of owners of preferred A type shares arises since the meeting following the annual meeting of shareholders at which the resolution on dividend payment was not passed, and terminates since the date of the first payment of dividend on the said shares in full size.

8.5. Owners of preferred A type shares have the rights provided for by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, and item 7.2.12 of the present Articles of association for the owners of the Company's ordinary shares. These rights are granted to shareholders - owners of preferred A type shares, including in case when the said shares are not voting shares.

8.6. Owners of preferred A type shares have the rights provided for by item 7.3, item 7.6, item 7.7, item 7.8, and item 7.9 of the present Articles of association in case if preferred A type shares have the right of vote on all the issues of the competencies of general meeting of shareholders of the Company.

8.7. Owners of preferred A type shares have the right to demand from the Company the repurchase of all shares held by the shareholder or of a part of them in cases and in manner required by the Russian Federation current legislation.

8.8. Owners of preferred A type shares holding at least 1% of votes at general meeting of shareholders have the right to demand from the Company the provision of the list of the persons entitled to participate in the meeting. The documents data and the mail address of the shareholders included in this list are provided only with their consent.

8.9. Shareholders - owners of preferred A type shares have other rights provided for by the Russian Federation current legislation and by the present Articles of association."

Other data on shares provided by the issuer at its own discretion:
9 000 preferred A type hares – the quantity of paid off securities due to the issuer's reorganization.
Additional issues of the issuer's preferred registered uncertified shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, other than the issuer's shares

8.3.1. Data on the issues, all the securities of which are paid off (cancelled)

Issue ***№ 1***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-01-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS (Federal Financial Markets Service)***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at par value: ***RUR 1 250 000***
Maturity date of the issue securities***: 24.01.2001 – 24.01.2003***
Reason for the issue securities retirement (cancellation):
The obligations were met.

Issue *№ 2*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-02-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***498 pieces***

The amount of securities issue at par value: ***RUR 1 245 000***

Date of maturity of the issue securities: ***24.01.2001 – 24.01.2003***

Reason for the issue securities redemption (cancellation):

The obligations were met.

Issue *№ 3*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-03-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***498 pieces***

The amount of securities issue at par value: ***RUR 1 250 000***

Date of maturity of the issue securities: ***24.01.2001 – 24.01.2003***

Reason for the issue securities redemption (cancellation):

The obligations were met.

Issue *№ 4*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – O***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the securities issue: ***№ 4-04-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***236 pieces***

The amount of securities issue at par value: ***RUR 590 000***

Date of maturity of the issue securities: ***24.01.2001 – 24.01.2003***

Reason for the issue securities redemption (cancellation):

The state registration of the issue of registered uncertified bonds of 4– O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by implementing order № 03 - 100/p of 24.01.2003 of Russia's FFMS.

Issue *№ 5*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – O***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the securities issue: ***№ 4-05-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at par value: ***RUR 1 250 000***

Date of maturity of the issue securities: ***13.12.2001 – 24.01.2003***

Reason for the issue securities redemption (cancellation):

Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue ***№ 6***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – O***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the securities issue: ***№ 4-06-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at par value: ***RUR 1 250 000***

Date of maturity of the issue securities: ***20.10.2001 – 24.01.2003***

Reason for the issue securities redemption (cancellation):

Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue ***№ 7***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***7 – O***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the securities issue: ***№ 4-07-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***120 pieces***

The amount of securities issue at par value: ***RUR 300 000***

Date of maturity of the issue securities: ***27.11.2001 – 24.01.2003***

Reason for the issue securities redemption (cancellation):

Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue ***№ 8***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – O***

Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-08-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***11 pieces***
The amount of securities issue at par value: ***RUR 44 000***
Date of maturity of the issue securities: ***24.01.2001 – 24.01.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue ***№ 9***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***9 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-09-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***321 pieces***
The amount of securities issue at par value: ***RUR 802 500***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue ***№ 10***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***10 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-10-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***488 pieces***
The amount of securities issue at par value: ***RUR 1 220 000***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue ***№ 11***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***11 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-11-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***280 pieces***
The amount of securities issue at par value: ***RUR 700 000***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue ***№ 12***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***12 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-12-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***334 pieces***
The amount of securities issue at par value: ***RUR 835 000***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue ***№ 13***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***13 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-13-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at par value: ***RUR 1 250 000***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue ***№ 14***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***14 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-14-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at par value: ***RUR 1 250 000***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue *№ 15*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***15 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-15-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at par value: ***RUR 1 250 000***
Date of maturity of the issue securities: ***04.09.2001 –04.09.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue *№ 16*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***16 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-16-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***250 pieces***
The amount of securities issue at par value: ***RUR 625 000***
Date of maturity of the issue securities: ***04.09.2001 – 04.09.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 17:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***17 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-17-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***40 pieces***
The amount of securities issue at par value: ***RUR 200 000***
Date of maturity of the issue securities: ***19.07.2001 – 19.07.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue *№ 18*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***18 – O***

Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-18-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***182 pieces***
The amount of securities issue at par value: ***RUR 1 092 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue ***№ 19***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***19 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-19-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***70 pieces***
The amount of securities issue at par value: ***RUR 420 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue ***№ 20***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***20 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-20-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***405 pieces***
The amount of securities issue at par value: ***RUR 2 430 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue ***№ 21***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***21 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-21-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***288 pieces***
Par value of each security of the issue: ***RUR 6 000***
The amount of securities issue at par value: ***RUR 1 728 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue ***№ 22***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***22 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-22-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***417 pieces***
The amount of securities issue at par value: ***RUR 2 502 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue ***№ 23***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***23 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-23-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***116 pieces***
The amount of securities issue at par value: ***RUR 696 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue ***№ 24***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***24 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-24-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at par value: ***RUR 3 000 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):

The obligations were met.

Issue ***№ 25***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-25-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***180 pieces***

The amount of securities issue at par value: ***RUR 1 080 000***

Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***

Reason for the issue securities redemption (cancellation):

The obligations were met.

Issue ***№ 26***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***26 – O***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the securities issue: ***№ 4-26-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***35 pieces***

The amount of securities issue at par value: ***RUR 315 000***

Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***

Reason for the issue securities redemption (cancellation):

Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue ***№ 38***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – Y***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the securities issue: ***№ 4-38-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at par value: ***RUR 1 000 000***

Date of maturity of the issue securities: ***01.04.2007 – 30.07.2007***

Reason for the issue securities redemption (cancellation):

The obligations were met.

Issue ***№ 43***

Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***
Type: ***interest-bearing***
Form: ***certified, bearer***
State registration number of the issue: ***№ 4-43-00137-A***
State registration date of the issue: ***24.01.2003:***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***1 000 000 pieces***
The amount of securities issue at par value: ***RUR 1 000 000 000***
Date of maturity of the issue securities: ***21.02.2006***
Reason for the issue securities redemption (cancellation):
The obligations were met.

8.3.2. Data on the issues, the securities of which are in circulation

Total quantity of the issuer's securities – ***bonds*** in circulation: ***8 483 399 pieces***

Total amount at par value of the issuer's securities – ***bonds*** in circulation: ***RUR 8 366 856 700***

Issue ***№ 27***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – C***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-27-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***143 890 pieces***
The quantity of outstanding securities of the issue: ***143 440***
The quantity of marketable securities of the issue: ***49 915***
Par value of each valuable paper of the issue: ***RUR 100***
The amount of securities issue at par value: ***RUR 14 344 000***
The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
2) To receive the fixed accrued interest at the rate of 1% per annum of the bond par value at repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
3) To get, at availability of a technical opportunity, an extraordinary access to a telephone network. The prerequisite for extraordinary installation is the purchase of 15 bonds. The owner of bonds pays for the access to a telephone network under the tariff rates valid at the time of granting the said service. Granting an extraordinary access to a telephone network is the execution of the obligation certified by the bond. The procedure of determining technical opportunity of granting access to a telephone network, and also the procedure of accounting

bonds for which the issuer's obligation to grant an extraordinary access to a telephone network is executed;

4) To receive from the issuer at the Company's liquidation of the par value of the bond in order of priority established by item 1 of article 64 of the Russian Federation Civil Code.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the interest on the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days since the date of the application submission. The frequency of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the issuer's bonds placement start to the date of submission of the application for the bond repayment at the rate of 1% per annum of the bond par value.

Issue ***№ 28***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-28-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***6 233 pieces***

The quantity of outstanding securities of the issue: ***6 218***

The quantity of marketable securities of the issue: ***6 218***

Par value of each valuable paper of the issue: ***RUR 3 000***

The amount of securities issue at par value: ***RUR 18 654 000***

The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) To receive the fixed accrued interest at the rate of 7% per annum of the bond par value at repayment for the entire circulation period from the issuer in the procedure and during the time specified below in the issue Prospectus;

3) To get one extraordinary access to a telephone network subject to technical opportunity of telephone installation;

4) To receive from the issuer at liquidation of the Company the par value of the bond in order of priority established by item 1 of article 64 of the Russian Federation Civil Code, and namely:

- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;

- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;

- In the third stage, claims of creditors under the obligations secured by pledge of property

of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law, the bond owners are referred to this category of creditors.

Other rights provided for by the Russian Federation legislation are not granted.

The procedure, terms and conditions of the issue securities repayment:
From the time of repayment claiming presented to the issuer by the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of an oral or written application in optional form.
The issuer makes repayment of bonds within three months, by payment of par value and of fixed accrued interest at the rate of 7% of the bond par value for the entire circulation time.
Frequency of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made:
- By cash from cash department of the enterprise at the address to which the application has been sent;
- By bank transfer to the settlement account in bank (banking details should be specified in the application of the bond's owner).
Prescheduled repayment is not provided for.
The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the issuer's bonds placement start to the date of submission of the application for the bond repayment at the rate of 7% per annum of the bond par value.

Issue ***№ 29***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***3 – C***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-29-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***3 231 pieces***
The quantity of outstanding securities of the issue: ***3 229***
The quantity of marketable securities of the issue: ***3 229***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 6 458 000***
The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;
2) To receive the fixed accrued interest at the rate of 7% per annum of the bond par value at repayment for the entire circulation period from the issuer in the procedure and during the time specified below in the issue Prospectus;

3) To get one extraordinary access to a telephone network subject to technical opportunity of telephone installation;
4) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Russian Federation Civil Code, and namely:
- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law, the bond owners are referred to this category of creditors.
Other rights provided for by the Russian Federation legislation are not granted.

The procedure, terms and conditions of the issue securities repayment:
From the time of repayment claiming presented to the issuer by the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of an oral or written application in optional form.
The issuer makes repayment of bonds within three months, by payment of par value and of fixed accrued interest at the rate of 7% of the bond par value for the entire circulation time.
Frequency of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made:
- By cash from cash department of the enterprise at the address to which the application has been sent;
- By bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the issuer's bonds placement start to the date of submission of the application for repayment of the bond at the rate of 7% per annum of the bond par value.

Issue ***№ 30***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – C***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-30-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***5 995 pieces***

The quantity of outstanding securities of the issue: ***5 967***

The quantity of marketable securities of the issue: ***5 967***

Par value of each valuable paper of the issue: ***RUR 2 500***

The amount of securities issue at par value: ***RUR 14 917 500***

The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer;

2) To get one extraordinary access to a telephone network (subject to technical opportunity); The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;

3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Russian Federation Civil Code, and namely:

- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;

- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;

- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond par value for the entire circulation time.

Payments are made within 30 days since the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.

Frequency of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond par value.

Issue ***№ 31***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-31-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***800 pieces***
The quantity of outstanding securities of the issue: ***800***
The quantity of marketable securities of the issue: ***800***
Par value of each valuable paper of the issue: ***RUR 700***
The amount of securities issue at par value: ***RUR 560 000***
The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer;
2) To get an extraordinary access to a telephone network (subject to technical opportunity). The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Russian Federation Civil Code, and namely:
- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.

The procedure, terms and conditions of the issue securities repayment:
The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.
The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond par value for the entire circulation time.
Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.
Frequency of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash
Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond par value.

Issue ***№ 32***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – C***
Type: ***interest-bearing***
Form: ***registered uncertified***

State registration number of the issue: *№ 4-32-00137-A*
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results*:* ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***1 500 pieces***
The quantity of outstanding securities of the issue: ***1 499***
The quantity of marketable securities of the issue: ***1 499***
Par value of each valuable paper of the issue: ***RUR 1 400***
The amount of securities issue at par value: ***RUR 2 098 600***

The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer;
2) To get one extraordinary access to a telephone network (subject to technical opportunity). The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Russian Federation Civil Code, and namely:
- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.

The procedure, terms and conditions of the issue securities repayment:
The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.
The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond par value for the entire circulation time.
Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.
Frequency of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash
Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond par value.

Issue *№ 33*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***

Series: ***1 – У***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-33-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that carried out state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***18 246 pieces***
The quantity of outstanding securities of the issue: ***18 246***
The quantity of marketable securities of the issue: ***20***
Par value of each valuable paper of the issue: ***RUR 100***
The amount of securities issue at par value: ***RUR 1 824 600***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash revenue at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical opportunity) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the interest on the bond in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue ***№ 34***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***2 – У***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-34-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of outstanding securities of the issue: ***500***
The quantity of marketable securities of the issue: ***1***
Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond owner has the right:

- To receive the bond par value at its repayment from the issuer;

- To receive cash revenue at the rate of 0,1% of the bond par value at repayment;

- To get access to a telephone network (subject to technical opportunity) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the bond par value and the interest on the bond in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue ***№ 35***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – У***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-35-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of outstanding securities of the issue: ***500***

The quantity of marketable securities of the issue: ***4***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond owner has the right:

- To receive the bond par value at its repayment from the issuer;

- To receive cash revenue at the rate of 0,1% of the bond par value at repayment;

- To get access to a telephone network (subject to technical opportunity) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the bond par value and the interest on the bond in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue *№ 36*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – У***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-36-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

*The quantity of outstanding securities of the issue: **500***

*The quantity of marketable securities of the issue: **1***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond owner has the right:

- To receive the bond par value at its repayment from the issuer;

- To receive cash revenue at the rate of 0,1% of the bond par value at repayment;

- To get access to a telephone network (subject to technical opportunity) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the bond par value and the interest on the bond in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue *№ 37*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – У***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-37-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of outstanding securities of the issue: ***500***
The quantity of marketable securities of the issue: ***1***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash revenue at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical opportunity) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the interest on the bond in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue ***№ 39***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: *7 – У*
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-39-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of outstanding securities of the issue: ***500***
The quantity of marketable securities of the issue: ***2***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash revenue at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical opportunity) at specific addresses

within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the interest on the bond in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue ***№ 40***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – Y***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-40-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of outstanding securities of the issue: ***500***
The quantity of marketable securities of the issue: ***5***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash revenue at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical opportunity) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the interest on the bond in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue *№ 41*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – У***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-41-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

*The quantity of outstanding securities of the issue: **500***

*The quantity of marketable securities of the issue: **500***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond owner has the right:

- To receive the bond par value at its repayment from the issuer;

- To receive cash revenue at the rate of 0,1% of the bond par value at repayment;

- To get access to a telephone network (subject to technical opportunity) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the bond par value and the interest on the bond in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue *№ 42*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – У***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-42-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

*The quantity of outstanding securities of the issue: **500***

*The quantity of marketable securities of the issue: **500***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash revenue at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical opportunity) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the interest on the bond in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue ***№ 44***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 2***
Type: ***interest-bearing***
Form: ***bearer, certified***
State registration number of the issue: ***№ 4-44-00137-A***
State registration date of the issue: ***10.11.2005***
State registration date of the report on the issue results: ***11.01.2006***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***3 000 000 pieces***
Par value of each valuable paper of the issue: ***RUR 1 000***
The amount of securities issue at par value: ***RUR 3 000 000 000***
The rights granted by each valuable paper of the issue:
The Bond owner has the right to receive all parts of the bond par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 (I) of the issue Prospectus.
The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond par value (coupon), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the issue Prospectus, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I)of the issue Prospectus.
The Bond owner has the right to receive appropriate part of the par value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by the Russian Federation applicable law. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to

make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the Russian Federation applicable law.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory for all Bonds' owners.

In case of the Issuer's non-performance of the obligation of payment of coupon and /or appropriate part of the Bonds par value (including default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bonds owners, have the right to address the Issuer with the claim to pay coupon and /or appropriate part of the Bonds par value and interest according to article 395 of the Russian Federation Civil code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon and/or corresponding part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon and/or of the corresponding part of the Bonds par value from the person who has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (I) of the issue Prospectus.

If the rights for the Bonds are transferred, the rights resulting from the guarantee provided are transferred to the new owner. The transfer of rights resulting from the guarantee provided, without the transfer of rights for the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights provided for by the Russian Federation legislation.

BT-2 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody: Non-profit partnership ***"National depositary center", NDC***
Depositary's location: ***Structure 4, Srednyi Kislovskyi Pereulok 1/13, Moscow***
The number of license of professional participant of securities market for carrying out the activities of a depositary at securities market: ***177-03431-000100***
Date of issue: ***04.12.2000.***
The validity term of the depositary's license for carrying out the activities of a depositary: ***Unlimited***
The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:
The Bonds are repaid in stages by installments during the following periods:

On the 1092-nd day since the offering start date each Bond of BT-2 series is repaid partially in the amount of 20% of the issue par value,

On the 1274-th day since the offering start date each Bond of BT-2 series is repaid partially in the amount of 20% of the issue par value,

On the 1456-th day since the offering start date each Bond of BT-2 series is repaid partially in the amount of 20% of the issue par value,

On the 1638-th day since the offering start date each Bond of BT-2 series is repaid partially in the amount of 20% of the issue par value,

On the 1820-th day since the date of the placement start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue.

The repayment of appropriate part of the Bonds par value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds par value.

The Bonds owners, their authorized persons, including NDC depositors independently keep track of exhaustiveness and actuality of data provided by them and bear all risks related to this.

The Issuer meets its obligations on the Bonds repayment on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds par value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds par value, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

-full name /name, surname, patronymic of the Bonds owner;

- the quantity of the Bonds it owns;

- full name of the person authorized to receive repayment sums on the Bonds;

-location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds owner;

- bank account details of the person authorized to receive repayment sums on the Bonds;

- taxpayer identification number (TIN) of the Bonds owner;

- taxable status of the Bond owner;

In case if the Bonds' owner is a legal non-resident person:

- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;

- number of state pension insurance certificate of the Bonds owner (if available);

- TIN of the Bonds owner (if available);

- day, month and year of birth of the Bonds owner.

The repayment of appropriate part of the Bonds par value is made in favor of the Bonds owners being such as of the end of the NDC trading day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds par value with respect to the owner, included into the List of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds par value NDC provides the Issuer and the Paying agent with the

List of owners and /or nominee holders of the Bonds, the specified list including the following data:
a) Full name of the person authorized to receive the Bonds repayment sums;
b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;
c) The location and the mail address of the person authorized to receive the Bonds repayment sums;
d) Bank account details of the person authorized to receive the Bonds repayment sums, and namely:
- account number;
- the name of the bank where the account is established;
- correspondent account of the bank where the account is established;
- bank identification code and TIN of the bank where the account is established.
e) Taxpayer identification number of the person authorized to receive the Bonds repayment sums;
f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.

The Bonds Owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently take care of exhaustiveness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account details and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for the Paying agent's timely transferring the cash, then such a delay may not be considered as the delay in obligation performance under the Bonds, and the Bond owner has no right to claim interest or other compensation for such a delay in payment. In cases provided for by the contract with NDC, the Issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required cash to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds provided by NDC, the Paying agent calculates the sums of money due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds par value.

On the repayment dates of the appropriate part of the Bonds par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one person is authorized by several owners of the Bonds to receive the repayment sums of the appropriate part of the Bonds par value, then this person is transferred the total sum without breakdown by each owner of the Bonds.

The Bonds are repaid by non-cash money resources in the Russian Federation currency.

Prescheduled repayment of the Bonds by the Issuer is not provided for.

Size of the bonds interest (coupon):

The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond par value (coupon), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the issue Prospectus, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the issue Prospectus.

The size of coupon payment for each coupon is calculated by the following formula:

$$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%),$$

Where,

j - serial number of coupon period, j=1,2..9, 10;
Kj - the size of coupon payment for each Bond (RUR);
Nom – outstanding part of the par value of one Bond at the start date of j-th coupon period (RUR);
C j - the size of the interest rate of the j-th coupon, in per cent per annum;
T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of coupon payment for each coupon is determined to a precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the securities Offering memorandum.

The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure established in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-2 series Bonds (Order № 459 of December 06, 2005):

Coupon №	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR.	Total amount of yield, RUR
1-st coupon	06.06.2006	8,20% per annum	40,89	122 670 000
2-nd coupon	05.12.2006	8,20% per annum	40,89	122 670 000
3-d coupon	05.06.2007	8,20% per annum	40,89	122 670 000
4-th coupon	04.12.2007	8,20% per annum	40,89	122 670 000
5-th coupon	03.06.2008	8,20% per annum	40,89	122 670 000
6-th coupon	02.12.2008	8,20% per annum	40,89	122 670 000
7-th coupon	It is defined by the issuer			
8-th coupon	It is defined by the issuer			
9-th coupon	It is defined by the issuer			
10-th coupon	It is defined by the issuer			

The procedure and the terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash resources to the persons indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bonds owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary's trading day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

full name /name, surname, patronymic of the Bonds owner;

- the quantity of Bonds it owns;

- full name of the person authorized to receive the Bonds repayment sums;

- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;

- bank account details of the person authorized to receive the Bonds repayment sums;

- taxpayer identification number (TIN) of the Bonds owner;

- taxable status of the Bond owner;

In case if the Bonds owner is a legal non-resident person:

- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;

- number of state pension insurance certificate of the Bonds owner (if available);

-TIN of the Bonds owner (if available);

- day, month and year of birth of the Bonds owner.

Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment date the Depositary provides the Issuer and the Paying agent with the List of owners and Holders of

the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:
a) Full name of the person authorized to receive the Bonds coupon yield sum;
b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;
d) Bank account details of the person authorized to receive the Bonds coupon yield sum, and namely:
- account number;
- the name of the bank where the account is established;
- correspondent account of the bank where the account is established;
- the bank identification code where the account is established;
e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sum;
f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds owner or Holder independently keeps track of exhaustiveness and actuality of bank account details provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said details, the performance of such obligations is carried out to a person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account details provided by the owner or Holder or available at the Depositary, do not allow for the timely transferring monetary assets to them by the Issuer's Paying agent, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds owners and Holders, provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person is authorized by several owners of the Bonds to receive the Bonds coupon yield sum, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying agent in favor of the Bonds owners and Holders.

Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates provided in item 9.4. of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

Kind of provided security:
Guarantee

Issue ***№ 45***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 3***
Type: ***interest-bearing***
Form: ***bearer, certified***
State registration number of the issue: ***№ 4-45-00137-A***
State registration date of the issue: ***10.11.2005***
State registration date of the report on the issue results: ***11.01.2006***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***2 300 000 pieces***
Par value of each valuable paper of the issue: ***RUR 1 000***
The amount of securities issue at par value: ***RUR 2 300 000 000***

The rights granted by each valuable paper of the issue:

The Bond owner has the right to receive all parts of the bond par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 (II) of the securities Offering memorandum.

The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.

The Bond owner has the right to receive appropriate part of the par value at the issuer's reorganization, liquidation or bankruptcy in the procedure, stipulated by the Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.

In case of the issuer's non-performance of the obligation on the payment of coupon yield and /or appropriate part of the Bonds par value (including the case of default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bonds owners, have the right to address the issuer with the claim to pay coupon yield and /or appropriate part of the Bonds par value and interests according to article 395 of the Russian Federation Civil code, and also to apply to the court (arbitration court). If the issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds par value from the person who has provided

guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

If the rights for the Bonds are transferred, the rights resulting from the guarantee provided are transferred to the new owner. The transfer of rights resulting from the guarantee provided without the transfer of rights for the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights provided for by the Russian Federation legislation.

BT-3 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:
Non-commercial partnership National depositary center, NDC
Depositary's location: ***Structure 4, Srednyi Kislovskyi Pereulok 1/13, Moscow***
The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***
Date of issue: ***04.12.2000.***
The validity term of the depositary's license for carrying out the activity of a depositary:
Unlimited
The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue.

The retirement of appropriate part of the Bonds par value is made by the paying agent on the instructions of and for the account of the issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds par value.

The Bonds Owners, their authorized persons, including NDC depositors independently keep track of exhaustiveness and actuality of data provided by them and bear all risks related to this.

The issuer meets its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds par value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds par value, provides to NDC the list of Bonds owners, this list should contain all

the requisites, specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- *full name /name, surname, patronymic of the Bonds owner;*
- *the quantity of the Bonds it owns;*
- *full name of the person authorized to receive repayment sums on the Bonds;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds owner;*
- *bank account details of the person authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds owner;*
- *taxable status of the Bond owner;*

In case if the Bonds owner is a legal non-resident person:

- *taxpayer ID – if available;*

In case of the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

The repayment of appropriate part of the Bonds par value is made in favor of the Bonds owners being such as of the end of the NDC trading day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds par value with respect to the owner, included into the list of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds par value NDC provides the issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List including the following data:

a) Full name of the person authorized to receive the Bonds repayment sums;
b) The quantity of the Bonds tallied at the owner custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;
c) The location and the mail address of the person authorized to receive the Bonds repayment sums;
d) Bank account details of the person authorized to receive the Bonds repayment sums, and namely:
- account number;
- the name of the bank where the account is established;
- correspondent account of the bank where the account is established;

- bank identification code and TIN of the bank where the account is established.
e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds repayment sums;
f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.

The Bonds owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of exhaustiveness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer meets the obligations under the Bonds on the basis of NDC data, in this case the issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account details and other information necessary for the issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds par value.

On the repayment dates of the appropriate part of the Bonds par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one person is authorized by several owners of the Bonds to receive the repayment sums of the appropriate part of the Bonds par value, then this person is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by non-cash money resources in the Russian Federation currency.

The Bonds owners option of the form of the Bonds repayment is not provided for.

Size of the bonds interest (coupon) yield:

The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.
The size of coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,
Where,
j - serial number of coupon period, j=1,2..9, 10;
Kj - the size of coupon yield for each Bond (RUR);

Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);
C j - the size of the interest rate of the j-th coupon, in per cent per annum;
T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined to a precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the securities Offering memorandum.
The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure provided in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-3 series Bonds (Order № 460 of December 06, 2005):

Coupon №	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR	Total amount of yield, RUR
1-st coupon	06.06.2006	8,50	42,38	97 474 000
2-nd coupon	05.12.2006	8,50	42,38	97 474 000
3-d coupon	05.06.2007	8,50	42,38	97 474 000
4-th coupon	04.12.2007	8,50	42,38	97 474 000
5-th coupon	03.06.2008	8,50	42,38	97 474 000
6-th coupon	02.12.2008	8,50	42,38	97 474 000
7-th coupon	02.06.2009	8,50	33,91	77 993 000
8-th coupon	01.12.2009	8,50	25,43	58 489 000
9-th coupon	01.06.2010	8,50	16,95	38 985 000
10-th coupon	30.11.2010	8,50	8,48	19 504 000

Procedure and terms and conditions of payment of the bonds interest (coupon) yield:
The Bonds coupon yield is paid in the Russian Federation currency by non-cash resources to the persons indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bond owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield

payment, provide to NDC the list of Bonds' owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds' owners being such as of the end of the Depositary's trading day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- full name /name, surname, patronymic of the Bonds owner;

- the quantity of Bonds it owns;

- full name of the person authorized to receive the Bonds repayment sums;

- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;

- bank account details of the person authorized to receive the Bonds repayment sums;

- taxpayer identification number (TIN) of the Bonds owner;

- taxable status of the Bond owner;

In case if the Bonds owner is a legal non-resident person:

- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;

- number of state pension insurance certificate of the Bonds owner (if available);

-TIN of the Bonds owner (if available);

- day, month and year of birth of the Bonds owner.

Not later than on the 4-th (fourth) business day prior to the date of Bonds coupon yield payment the Depositary provides the issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:

a) Full name of the person authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;

d) Bank account details of the person authorized to receive the Bonds coupon yield sum, and namely:

- account number;

- the name of the bank where the account is established;

- correspondent account of the bank where the account is established;

- the bank identification code where the account is established;

e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds owner or Holder independently takes care of exhaustiveness and actuality of bank account details provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said details, the performance of such obligations is carried out to a person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account details provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them by the issuer's Paying agent, then such a delay in the issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds owners and Holders provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person is authorized to receive the Bonds coupon yield sum by several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying agent in favor of the Bonds owners and Holders.

Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates provided in item 9.4. of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

Kind of provided security:
Guarantee

Issue *№ 46*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 4***

Type: ***interest-bearing***

Form: ***bearer, certified***

State registration number of the issue: ***№ 4-46-00137-A***

State registration date of the issue: ***06.06.2006***

State registration date of the report on the securities issue results: ***19.10.2006***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***3 000 000 pieces***

Par value of each valuable paper of the issue: ***RUR 1 000***

The amount of securities issue at par value: ***RUR 3 000 000 000***

The rights granted by each valuable paper of the issue:

The Bond owner has the right to receive all parts of the Bond par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The Bond owner has the right to receive interest, fixed by the bond, of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2. of the securities Offering memorandum.

The Bond owner has the right to receive the outstanding part of the par value at the issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by the Russian Federation current legislation. The outstanding amount of the Bond par value means the difference between the par value of the issue Bond and the part of the Bond par value paid to the owners in accordance with the Decision on the securities issue and the securities Offering memorandum.

The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to mandatory repayment in regard to all Bonds owners.

In case of the issuer's non-performance of obligation on the payment of coupon yield and/or appropriate part of the Bonds par value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the issuer with the claim to pay coupon yield and /or appropriate part of the Bonds par value and interest according to article 811 of the Russian Federation Civil Code, and also to apply to the court (arbitration court). If the issuer fails to meet the obligations on the payment of coupon yield and/or appropriate part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds par value from the person who has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights provided for by the Russian Federation legislation.

BT-4 series Bonds are issued in paper form, the certificate is executed for the entire amount of the

issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:
Non-commercial partnership "National depositary center", NDC
Depositary's location: ***Structure 4, Srednyi Kislovskyi Pereulok 1/13, Moscow***
The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***
Date of issue: ***04.12.2000.***
The validity term of the depositary's license for carrying out the activity of a depositary: ***Unlimited***
The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:
The Bonds are retired in succession by installments during the following periods:
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;
On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;
On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;
On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;
On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value.

The retirement of each part of the Bonds par value is made by the paying agent on the instructions of and for the account of the issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds par value.

The Bonds owners, their authorized persons including NDC depositors independently take care of exhaustiveness and actuality of provided data and bear all risks related to this.

The issuer meets its obligations on the retirement of each part of the Bonds par value on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds par value, not later than on 5-th (fifth) business days prior to the repayment date of each part of the Bonds par value, provides to NDC the list of the Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- full name /name, surname, patronymic of the Bonds owner;
- the quantity of the Bonds it owns;
- full name of the person authorized to receive repayment sums under the Bonds;
- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds owner;
- bank account details of the person authorized to receive repayment sums under the

Bonds;

- taxpayer identification number (TIN) of the Bonds owner;

- taxable status of the Bond owner;

In case if the Bonds owner is a legal non-resident person:

- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;

- number of state pension insurance certificate of the Bonds owner (if available);

- TIN of the Bonds owner (if available);

- day, month and year of birth of the Bonds owner.

The repayment of appropriate part of the Bonds par value is made in favor of the Bonds owners being such as of the end of the NDC transaction day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds par value with respect to the owner, included into the List of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.

Not later than on the 3-d (third) business day prior to the date of repayment of the appropriate part of the Bonds par value NDC provides the issuer and/or the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List including the following data:

a) Full name of the person authorized to receive the Bonds repayment sums;

b) The quantity of the Bonds tallied at the owner custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;

c) The location and the mail address of the person authorized to receive the Bonds repayment sums;

d) Bank account details of the person authorized to receive the Bonds repayment sums, and namely:

- account number;

- the name of the bank where the account is established;

- correspondent account of the bank where the account is established;

- the bank identification code where the account is established.

e) Taxpayer identification number of the person authorized to receive the Bonds repayment sums;

f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.

The Bonds owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently take care of exhaustiveness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of

the Bonds as of the date of making the claim. Herewith the issuer meets the obligations under the Bonds on the basis of NDC data, in this case the issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account details and other information necessary for the issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the repayment of the appropriate part of the Bonds par value, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds par value.

On the repayment dates of the appropriate part of the Bonds par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one person is authorized to receive the repayment sums of the appropriate part of the Bonds par value by several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by non-cash resources in the Russian Federation currency.

Prescheduled repayment of the Bonds by the issuer is not provided for. (item 9.5 of the Decision on the securities issue).

Size of the bonds interest (coupon) yield:

The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,

Where,

j - serial number of coupon period, j=1, 2, ...27,28;

Kj - the size of coupon yield for each Bond (RUR);

Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);

Cj - the size of the interest rate of the j-th coupon, in per cent per annum;

T(j -1) - the start date of the j-th coupon period;

T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined to a precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. of the securities Offering memorandum.

The procedure of defining the size of coupon yield for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is defined in accordance with the procedure provided in item 9.3 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-4 series Bonds (Order № 422 of September 12, 2006):

Coupon №	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR	Total amount of yield, RUR
1-st coupon	12.12.2006	7,99	19,92	59 760 000
2-nd coupon	13.03.2007	7,99	19,92	59 760 000
3-d coupon	12.06.2007	7,99	19,92	59 760 000
4-th coupon	11.09.2007	7,99	19,92	59 760 000
5-th coupon	11.12.2007	7,99	19,92	59 760 000
6-th coupon	11.03.2008	7,99	19,92	59 760 000
7-th coupon	10.06.2008	7,99	19,92	59 760 000
8-th coupon	09.09.2008	7,99	19,92	59 760 000
9-th coupon	09.12.2008	7,99	19,92	59 760 000
10-th coupon	10.03.2009	7,99	19,92	59 760 000
11-th coupon	09.06.2009	7,99	19,92	59 760 000
12-th coupon	08.09.2009	7,99	19,92	59 760 000
13-th coupon	It is defined by the issuer			
14-th coupon	It is defined by the issuer			
15-th coupon	It is defined by the issuer			
16-th coupon	It is defined by the issuer			
17-th coupon	It is defined by the issuer			
18-th coupon	It is defined by the issuer			
19-th coupon	It is defined by the issuer			
20-th coupon	It is defined by the issuer			
21-st coupon	It is defined by the issuer			
22-nd coupon	It is defined by the issuer			
23-d coupon	It is defined by the issuer			
24-th coupon	It is defined by the issuer			

25-th coupon	*It is defined by the issuer*
26-th coupon	*It is defined by the issuer*
27-th coupon	*It is defined by the issuer*
28-th coupon	*It is defined by the issuer*

Procedure and terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash money resources to the persons indicated in the List of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bonds owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and /or other persons not authorized by its clients to receive the Bonds coupon yield, not later than on the 5-th (fifth) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds owners, this list should contain all the requisites provided in the List of owners and /or nominee holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary's trading day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment").

Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- full name /name, surname, patronymic of the Bonds owner;

- the quantity of Bonds it owns;

- full name of the person authorized to receive the Bonds repayment sums;

- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds;

- bank account details of the person authorized to receive the Bonds repayment sums;

- taxpayer identification number (TIN) of the Bonds owner;

- taxable status of the Bond owner;

In case if the Bonds owner is a legal non-resident person:

- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner,

name of the authority that issued the document;
- number of state pension insurance certificate of the Bonds owner (if available);
- TIN of the Bonds owner (if available);
- day, month and year of birth of the Bonds owner.

Not later than on the 3-d (third) business day prior to the Bonds coupon yield payment date the Depositary provides the issuer and/or the Paying agent with the List of owners and/or nominee holders of the Bonds drawn up as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment, the specified List containing the following data:
a) Full name of the person authorized to receive the Bonds coupon yield sum;
b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;
d) Bank account details of the person authorized to receive the Bonds coupon yield sum, and namely:
- account number;
- the name of the bank where the account is established;
- correspondent account of the bank where the account is established;
- the bank identification code where the account is established;
e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds owner or nominee holder independently takes care of exhaustiveness and actuality of bank account details, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said details, the performance of such obligations is carried out to the person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account details provided by the owner or nominee holder or available at the Depositary, do not allow for the Paying agent's timely transferring monetary assets, then such a delay in the issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds owners and/or nominee holders provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or nominee holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or nominee holders indicated in the list of the Bonds owners and/or nominee holders. In case one

person is authorized to receive the Bonds coupon yield sum by several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying in favor of the Bonds owners and Holders.

The yield for the twentieth, twenty second, twenty fourth, twenty sixth and twenty eighth coupons is paid in accordance with the dates provided in item 9.4 of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

Kind of provided security:
Guarantee

8.3.3. Data on the issues, under which the issuer has not performed its obligations as regards the securities (default)

Data on the issues, under which the issuer has not performed or unduly performed its obligations as regards the securities (default):
There are no securities issues under which the issuer's obligations are not performed or unduly performed.

8.4. Data on entity (entities) that provided security on the issue bonds

1. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series***
Registration number: ***4-44-00137-A***
Registration date: ***10.11.2005***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 3 000 000 000***

Entity that provided the security:
Full brand name: ***Limited Liability Company Volga–Finance***
Abbreviated brand name: ***LLC Volga–Finance***
Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.***

2. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series***
Registration number: ***4-45-00137-A***
Registration date: ***10.11.2005***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 2 300 000 000***

Entity that provided the security:
Full brand name: ***Limited Liability Company Volga–Finance***
Abbreviated brand name: ***LLC Volga–Finance***

Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.***

3. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series***
Registration number: ***4-46-00137-A***
Registration date: ***06.06.2006***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 3 000 000 000***

Entity that provided the security:
Full brand name: ***Limited Liability Company Volga–Finance***
Abbreviated brand name: ***LLC Volga–Finance***
Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.***

8.5. Terms and conditions of the security to perform obligations on the issue bonds

1. Security for inconvertible interest bearing certified bearer bonds of BT-2 series with the issue's state registration number 4-44-00137-A:

The method of provided security: ***Guarantee.***
The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: ***RUR 3 000 000 000 and total coupon yield on 3 000 000 Bonds.***

LLC Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay appropriate part of the Bonds par value, coupon yield to the Bonds owners on the following terms and conditions:

The Company responsibility on the issuer's obligations is limited to the Ceiling Amount.

The Company responsibility on the issuer's obligations is joint.

The Company undertakes to perform the issuer's obligations in the part, in which the issuer has failed to perform and /or has not performed in full the issuer's obligations in the following cases:

- The issuer has failed to pay or has paid not in full the appropriate part of the Bonds par value to the Bonds owners in the amount, procedure and at dates, defined by the Issuing Documents;

- The issuer has failed to pay or has paid not in full the Bonds coupon yield to the Bonds owners in the amount and at dates, defined by the Issuing Documents.

The Company undertakes, according to the Offer terms and conditions, to perform the issuer's obligations not fulfilled by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The Amount of Unliquidated Obligations is defined by the Company in accordance with Claims for the Obligations Performance received from the Bonds owners and executed in accordance with item 3.3. of the Offer.

Procedure of making claims to the guarantor by the bonds owners.

The Claim for the Obligations Performance is to be made to the Company in written form and signed by the Bonds owner (its authorized persons);

The Claim for the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account details, the amount of Unliquidated Obligations with respect to the Bonds owner sending the Claim for the Obligations Performance;

The Claim for the Obligations Performance is to indicate that the issuer has failed to pay or has not paid in full to the Bonds owner at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds retirement;
- coupon yield in the form of interest of the Bonds par value;

The Claim for the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds owner sending the specified Claim for the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim for the Obligations Performance, the specified extract confirming the Bonds owner rights with regard to its Bonds;

The Claim for the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim for the Obligations Performance within 14 days since the end date of 90-days period established by item 3.3.4. of the Offer.

The value of the issuer's net assets at the last reporting date before providing the guarantee - at 01.10.2005: ***RUR 15 702 216 000***
The value of net assets of the legal person that provided the guarantee at the last reporting date before providing the guarantee - at 01.10.2005: ***RUR 10 000***
The value of net assets of the legal person that provided the guarantee at the end date of the reporting quarter: ***RUR 522 000***

2. Security for inconvertible interest bearing certified bearer bonds of BT-3 series with the issue's state registration number 4-45-00137-A:

The method of provided security: ***Guarantee.***
The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: ***RUR 2 300 000 000 and total coupon yield on 2 300 000 Bonds.***
LLC Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay appropriate part of the Bonds par value, coupon yield to the Bonds owners on the following terms and conditions:
The Company responsibility on the issuer's obligations is limited to the Ceiling Amount.
The Company responsibility on the issuer's obligations is joint.
The Company undertakes to perform the issuer's obligations in the part, in which the issuer has failed to perform and /or has not performed in full the issuer's obligations in the following cases:

- The issuer has failed to pay or has paid not in full the appropriate part of the Bonds par value to the Bonds owners in the amount, procedure and at dates, defined by the Issuing Documents;

- The issuer has failed to pay or has paid not in full the Bonds coupon yield to the Bonds owners in the amount and at dates, defined by the Issuing Documents.

The Company undertakes, according to the Offer terms and conditions, to perform the issuer's obligations not fulfilled by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The Amount of Unliquidated Obligations is defined by the Company in accordance with Claims for the Obligations Performance received from the Bonds owners and executed in accordance with item 3.3. of the Offer.

Procedure of making claims to the guarantor by the bonds owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds owner (its authorized persons);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account details, the amount of Unliquidated Obligations with respect to the Bonds owner sending the specified Claim on the Obligations Performance;

The Claim on the Obligations Performance is to indicate that the Issuer has failed to pay or has paid not in full to the Bonds owner at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds retirement;

- coupon yield in the form of interest of the Bonds par value;

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds owner sending the Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 (fourteen) days since the end date of 90-days' (ninety) period established by item 3.3.4. of the Offer.

The value of the issuer's net assets at the last reporting date before providing the guarantee - at 01.10.2005: ***RUR 15 702 216 000***

The value of net assets of the legal person that provided the guarantee at the last reporting date before providing the guarantee – as at 01.10.2005: ***RUR 10 000***

The value of net assets of the legal person that provided the guarantee at the end date of the reporting quarter: ***RUR 522 000***

3. Security for inconvertible interest bearing certified bearer bonds of BT-4 series with the issue's state registration number 4-46-00137-A:

The method of provided security: ***Guarantee.***

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: ***the size of security amounts to RUR 3 000 000 000 (Three billion) and also total coupon yield on 3 000 000 (Three million) Bonds.***

Limited Liability Company Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay all parts of the Bonds par value, coupon yield to the Bonds owners on the following terms and conditions:

The Company responsibility on the issuer's Obligations is limited to the Ceiling Amount.

The Company responsibility on the issuer's Obligations is joint.

The Company undertakes to perform the issuer's Obligations for the issuer in the part, in which the issuer has failed to perform and/or has performed not in full the issuer's Obligations in the following cases:

- The issuer has failed to pay or has paid not in full the appropriate part of the Bonds par value to the Bonds owners in the amount, procedure and at dates, defined by the Issuing Documents;

- The issuer has failed to pay or has paid not in full the Bonds coupon yield to the Bonds owners in the amount and at dates, defined by the Issuing Documents.

The Company undertakes, according to the Offer terms and conditions, to perform the issuer's Obligations not fulfilled by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The amount of Unliquidated Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds owners and executed in accordance with item 3.3. of the Offer. (item 12.2 of "Decision on securities issue").

Procedure of making claims to the guarantor by the bonds owners.

The Claim for the Obligations Performance is to be made to the Company in written form and signed by the Bonds owner (its authorized persons);

The Claim for the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account details, the number of bonds under which the obligation is not performed, the amount of Unliquidated Obligations with respect to the Bonds owner sending the Claim for the Obligations Performance.

The Claim for the Obligations Performance is to indicate that the issuer has failed to pay or has paid not in full to the Bonds owner at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds retirement; and/or

- coupon yield in the form of interest of the appropriate part of the Bonds par value.

The Claim for the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds owner sending the Claim for the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim for the Obligations Performance, the specified extract confirming the Bonds owner rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 (Fourteen) days since the end date of 90-days' (Ninety) period established by item 3.3.4. of the Offer.

The value of the issuer's net assets at the last reporting date before providing the guarantee - at 01.04.2006: ***RUR 17 396 489 000***

The value of net assets of the legal person that provided the guarantee at the last reporting date before providing the guarantee - at 01.04.2006: ***RUR 10 000***

The value of net assets of the legal person that provided the guarantee at the end date of the reporting quarter: ***RUR 522 000***

8.5.1. Terms and conditions of the security to perform obligations on mortgage-backed bonds

The issuer does not have mortgage-backed bonds which are in circulation (not paid off), or the obligations under which are not performed (default).

8.6. Data on organizations that keep record of rights to the issuer's issuing securities

Entity keeping the register of the owners of the issuer's registered securities: ***registrar***

Full brand name: ***Open Joint Stock Company Obiedinennaya registratsionnaya kompaniya***
Abbreviated brand name: ***OJSC ORK***
Location: ***Pyatnitskaya Street 70, Moscow, 113095***
Tel. /Fax: ***(495) 504-28-86, 933-42-21***
E-mail: ***ork@ork-reestr.ru***

Data on the registrar license to carry out the activities of record keeping of the securities owners:
License number: ***10-000-1-00314***
Date of issue: ***30.03.2004***
Validity term: ***unlimited***
The authority that issued the license: ***Russia's FFMS***

Other data on maintaining the register of the issuer's registered securities owners:
18.02.2002 – the date since when the register of the issuer's registered securities was maintained by registrar ZAO Registrator-Svyaz.
13.12.2005 – the entry was made into the Uniform State Register of Legal Entities, concerning the termination of activities of ZAO Registrator-Svyaz by means of reorganization in the form of affiliation to OJSC ORK.

The issuer has in circulation the bonds of BT-2, BT-3 and BT-4 series issued in paper form, and with the certificate executed for the entire amount of each issue, the specified certificate being subject to centralized custody.

The entity ensuring centralized custody of the bonds: ***depositary***

Full brand name: ***Non-Profit Partnership National Depositary Center***
Abbreviated name: ***NDC***
Location: ***Building 4, Srednyi Kislovskyi Pereulok 1/13, Moscow***
Data on the license of professional participant of securities market to carry out the activities of depositary at securities market:
License number: ***177-03431-000100***
Date of issue: ***4.12.2000***
Validity term: ***unlimited***
The authority that issued the license: ***Russia's FFMS***
Other data:
05.12.2005 – the date since when the depositary started centralized custody of the issuer's bonds of BT-2 and BT-3 series.
11.09.2006 – the date since when the depositary started centralized custody of the issuer's bonds of BT-4 series.

8.7. Data on legislative acts regulating the issues of import and export of capital and which may affect the payment of dividend, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is Federal Law N 173-ФЗ of 10.12.2003 (wording of 30.10.2007) "On currency regulation and currency control".

A number of Federal laws ratify the agreement of avoidance of double taxation between the Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with more than 50 countries.

When applying the provisions of international agreements of the Russian Federation, a foreign entity should provide to a tax agent paying the revenue the confirmation of the fact that this foreign entity has a permanent location in the country with which the Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of the appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided with the translation in Russian.

Upon providing by a foreign entity, having right to receive the revenue, of the above said confirmation to the tax agent who pays the revenue, prior to the date of the revenue payment in regard to which the Russian Federation international agreement provides for preferential tax treatment in the Russian Federation, then this revenue is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rates.

The issues of import and export of capital, which may affect the payment of dividend, interests and other payments to non-residents, are governed by the following regulations: (in latest effective wordings):

Federal Law N 173-ФЗ of 10.12.2003 (wording of 30.10.2007) "On currency regulation and currency control";

The Russian Federation Tax Code, part 1, № 146-ФЗ of 31.07.98 (wording of 17.05.2007);

The Russian Federation Tax Code, part 2, № 117-ФЗ of 05.08.00 (wording of 06.12.2007);

Federal law № 39-ФЗ of 22.04.1996 (wording of 06.12.2007) "On securities market";

Federal law № 160-ФЗ of 09.07.1999 (wording of 26.06.2007) "On foreign investments in the Russian Federation";

Federal law № 39-ФЗ of 25.02.1999 (wording of 24.07.2007) "On investment activities in the Russian Federation carried out in the form of capital investments";

Federal law № 86-ФЗ of 10.07.2002 (wording of 26.04.2007) "On Central Bank of the Russian Federation (Bank of Russia)";

Federal law № 115-ФЗ of 07.08.2001 (wording of 28.11.2007) "On prevention of legalization (laundering) of criminal revenue and on prevention of financing of terrorism";

International treaties of the Russian Federation on avoidance of double taxation.

8.8. Description of the procedure of taxation of revenue on placed and being placed issuing securities of the issuer

Description of the procedure of taxation of revenue on placed and being placed issuing securities of the issuer:

I. TAXATION OF NATURAL PERSONS

Residents

In accordance with item 2 of article 214 of RF Tax Code OJSC VolgaTelecom, being the source of natural persons-residents' revenue received in the form of dividend, calculated and deducted the amount of tax separately for each taxpayer with respect to each payment of the

specified revenue at the rate provided for by item 4 of article 224 of this Code in the procedure provided for by article 275 of this Code.

In regard to revenue of share participation in the activities of entity, this revenue being received in the form of dividend, item 4 of article 224 of RF Tax Code sets the tax rate for revenue of natural persons-residents in the amount of 9%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the revenue paid in the form of dividend:

The amount of tax due to deduction from the revenue of taxpayer (resident) – beneficiary of dividend, ***is calculated by the tax agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividend.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividend due to distribution between the shareholders (participants) in the current tax period, reduced by the amount of dividend due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividend received by the tax agent itself in current reporting (tax) period and previous reporting (tax) period, if these dividend amounts did not participate earlier in the calculation while defining taxable revenue in the form of dividend.

Individual income tax ***in accordance with items 4, 6 of article 226 of RF Tax Code is withheld and transferred to budget on the day of actual payment of revenue.***

Non-residents

In accordance with item 2 of article 214 of RF Tax Code OJSC VolgaTelecom, being the source of natural persons – non-residents' revenue received in the form of dividend, calculated and deducted the amount of tax separately for each taxpayer with respect to each payment of the specified revenue at the rate provided for by item 3 of article 224 of this Code – 30%.

Since January 01, 2008 according to Federal law 76-ФЗ of 16.05.2007 tax rate is established in the amount of 15% for all revenues of share participation in Russian organizations' activity, these revenues being received by natural persons who are not the Russian Federation tax residents.

Individual income tax in accordance with item 4, 6 of article 226 of RF Tax Code is withheld and transferred to budget on the day of actual payment of revenue.

II. TAXATION OF LEGAL PERSONS

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC VolgaTelecom, paying revenue in the form of dividend to legal persons-residents, is a tax agent and defines the amount of tax taking into account the peculiarities provided for by this item of RF Tax Code:

The amount of tax due to deduction from the revenue of taxpayer (resident) - beneficiary of dividend ***is calculated by tax agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividend.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 9%), and the difference between the amount of dividend due to distribution between shareholders (participants) in current tax period reduced by the amounts of dividend due to payment by tax agent in accordance with item 3 of this article in current tax period and the amount of dividend received by the tax agent itself in current

reporting (tax) period and previous reporting (tax) period, if these amounts of dividend did not participate earlier in the calculation while defining taxable revenue in the form of dividend.

Since January 01, 2008 according to Federal law 76-ФЗ of 16.05.2007 article 275 of RF Tax code is modified. If a taxpayer's source of revenue is a Russian organization, then this organization is recognized as a tax agent and defines the amount of tax taking into account the provisions of this item.

The amount of tax deductible from revenue of taxpayer - recipient of dividend is calculated by a tax agent according to the following formula:

Н = К x Сн x (д - Д),

Where:

Н – amount of deductible tax;

К – ratio of dividend amount due to payment to the taxpayer - recipient of dividend to the total amount of dividend due to distribution by the tax agent;

Сн – appropriate tax rate established by sub-items 1 and 2 of item 3 of article 284 or item 4 of article 224 of this Code;

д – total amount of dividend due to distribution by the tax agent to all taxpayers - recipients of dividend;

Д – total amount of dividend received by the tax agent itself in the current reporting (tax) period and in the prior reporting (tax) period (except for dividend specified in sub-item 1 of item 3 of article 284 of the Code) by the time of dividend distribution to taxpayers - recipients of dividend, provided that these dividend amounts were not taken into account earlier at determination of the tax base for revenues received by a tax agent in the form of dividend.

For individual beneficiaries of revenue in the form of dividend – Unit investments funds – the tax was not withheld, as Unit investments funds being separate property complexes without establishing legal person, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of income tax.

The tax on income in the form of dividend ***in accordance with item 4 of article 287 of RF Tax Code is withheld and transferred to budget within 10 days following the day of revenue payment.***

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC VolgaTelecom, paying revenue in the form of dividend to legal persons – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate provided for by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5%, 10% and 12%) were applied to separate recipients of dividend in accordance with item 1 of article 312 of RF Tax Code on the basis of documents which had been provided by non-residents and which confirmed their permanent stay in the country - party to international treaty (agreement) on preferential tax treatment with the Russian Federation.

The tax on income in the form of dividend in accordance with item 4 of article 287 of RF Tax Code is withheld and transferred to budget within 10 days following the day of revenue payment.

The procedure of taxation of revenue from disposal of being placed and placed securities, and also of interest on the issuer's bonds in accordance with RF current legislation:

When paying revenue in the form of interest received from the securities issuer the taxation is made in accordance with RF current legislation on taxes and dues:

The procedure of taxation of natural persons:

Residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, items 2 and 4 of article 226 of RF Tax Code, item 1 of article 224 of RF Tax Code the revenue received by natural persons is subject to taxation at the source of its payment at the rate of 13%.

Non-residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, items 2 and 4 of article 226 of RF Tax Code, item 3 of article 224 of RF Tax Code the revenue received by natural persons is subject to taxation at the source of its payment at the rate of 30%.

The procedure of taxation of legal persons:

Residents

In accordance with item 1 of article 247 of RF Tax Code, item 6 of article 250 of RF Tax Code and item 1 of article 284 of RF Tax Code the received revenue is subject to taxation with Russian entities received it at the rate of income tax of 24%.

Non-residents

Operating via permanent representation office

In accordance with item 2 of article 247 of RF Tax Code, items 1 and 6 of article 307 of RF Tax Code and item 1 of article 284 of RF Tax Code the received revenue is subject to taxation with foreign entities received it and operating in the RF via permanent representation office at the rate of income tax of 24%.

Not operating via permanent representation office

In accordance with item 3 of article 247 of RF Tax Code, item 4 of article 286 of RF Tax Code, sub-item 1 of item 2 of article 284 of RF Tax Code, paragraph 3 of sub-item 3 of item 1 of article 309 of RF Tax Code and item 1 of article 310 of RF Tax Code the received revenue is subject to taxation at the source of its payment at the rate of 20%.

However, in virtue of sub-item 4 of item 2 of article 310 of RF Tax Code profit tax on revenues paid to foreign entities is calculated and withheld by tax agent for all kinds of revenues specified in item 1 of article 309 of RF Tax Code in all the cases of payments of such revenue, excluding the cases of revenue payments, which are in accordance with international agreements (treaties) are not taxed in RF, subject to presentation by foreign entity of a duly executed confirmation provided for by item 1 of article 312 of RF Tax Code to a tax agent.

8.9. Data on declared (accrued) and paid dividend on the issuer's shares, and also on the yield on the issuer's bonds

For year 2003

Category of shares: ***ordinary***

The size of declared (accrued) dividend on the issuer's ordinary shares as per one share: ***RUR 0,9186***

The amount of declared (accrued) dividend in total on all ordinary shares: ***RUR 225 947 662***

The name of the issuer's management body that passed the resolution on (declared) the payment of dividend on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: ***22.06.2004***

The date and the number of minutes of the meeting of the issuer's management body when the

resolution on dividend payment (declaration) was passed: ***№ 4 of 23.06.2004***
The time period established for the payment of declared dividend on the issuer's shares:
From 15.07.2004 to 15.12.2004
The form and other conditions of the payment of declared dividend on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividend on the issuer's shares is (was) paid: ***2003***
Total amount of dividend paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividend was adopted: ***RUR 225 759 886***
Reasons for non-payment of declared dividend:
- non-appearance of the shareholders in the issuer's office for receiving dividend in cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividend on ordinary shares: ***none***

For year 2003
Category and type of shares: ***preferred A type shares***
The size of declared (accrued) dividend on the issuer's preferred A type shares as per one share:
RUR 2,4510
The amount of declared (accrued) dividend in total on all preferred A type shares: ***RUR 200 941 317***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividend on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: ***22.06.2004***
The date and the number of minutes of the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: ***№ 4 of 23.06.2004***
The time period established for the payment of declared dividend on the issuer's shares:
From 15.07.2004 to 15.12.2004
The form and other conditions of the payment of declared dividend on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividend on the issuer's shares is (was) paid: ***2003***
Total amount of dividend paid on all preferred A type shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividend was passed: ***RUR 200 383 830***
Reasons for non-payment of declared dividend:
- non-appearance of the shareholders in the issuer's office for receiving dividend in cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividend on preferred shares: ***none***

For year 2004
Category of shares: ***ordinary***
The size of declared (accrued) dividend on the issuer's ordinary shares as per one share:
RUR 1,3779
The amount of declared (accrued) dividend in total on all ordinary shares: ***RUR 338 921 508***
The name of the issuer's management body that passed the resolution on the (declared) payment of dividend on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: ***28.06.2005***

The date and the number of minutes of the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: ***№ 5 of 30.06.2005***
The time period established for the payment of declared dividend on the issuer's shares:
From 15.07.2005 to 15.12.2005
The form and other conditions of the payment of declared dividend on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividend on the issuer's shares is (was) paid: ***2004***
Total amount of dividend paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividend was adopted: ***RUR 338 012 301***
Reasons for non-payment of declared dividend:
- non-appearance of the shareholders in the issuer's office for receiving dividend in cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividend on ordinary shares: ***none***

For year 2004
Category and type of shares: ***preferred A type shares***
The size of declared (accrued) dividend on the issuer's preferred shares as per one share: ***RUR 2,5082***
The amount of declared (accrued) dividend in total on all preferred shares: ***RUR 205 630 776***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividend on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: ***28.06.2005***
The date and the number of minutes of the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: ***№ 5 of 30.06.2005***
The time period established for the payment of declared dividend on the issuer's shares:
From 15.07.2005 to 15.12.2005
The form and other conditions of the payment of declared dividend on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividend on the issuer's shares is (was) paid: ***2004***
Total amount of dividend paid on all preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividend was passed: ***RUR 202 878 538***
Reasons for non-payment of declared dividend:
- non-appearance of the shareholders in the issuer's office for receiving dividend in cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividend on preferred shares: ***none***

For year 2005
Category of shares: ***ordinary***
The size of declared (accrued) dividend on the issuer's ordinary shares as per one share:
RUR 1,4744
The amount of declared (accrued) dividend in total on all ordinary shares: ***RUR 362 657 563***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividend on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting of the issuer's management body when the resolution on dividend

payment (declaration) was passed: *26.06.2006.*
The date and the number of minutes of the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: ***№ 6 of 27.06.2006***
The time period established for the payment of declared dividend on the issuer's shares:
From 15.07.2006 to 15.12.2006
The form and other conditions of the payment of declared dividend on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividend on the issuer's shares is (was) paid: ***2005***
Total amount of dividend paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividend was adopted: ***RUR 361 642 826***
Reasons for non-payment of declared dividend:
- non-appearance of the shareholders in the issuer's office for receiving dividend in cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividend on ordinary shares: ***none***

For year 2005
Category and type of shares: ***preferred A type shares***
The size of declared (accrued) dividend on the issuer's preferred shares as per one share: ***RUR 2,7583***
The amount of declared (accrued) dividend in total on all preferred shares: ***RUR 226 134 844***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividend on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: ***26.06.2006***
The date and the number of minutes of the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: ***№ 6 of 27.06.2006***
The time period established for the payment of declared dividend on the issuer's shares:
From 15.07.2006 to 15.12.2006
The form and other conditions of the payment of declared dividend on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividend on the issuer's shares is (was) paid: ***2005***
Total amount of dividend paid on all preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividend was passed: ***RUR 222 774 963***
Reasons for non-payment of declared dividend:
- non-appearance of the shareholders in the issuer's office for receiving dividend in cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividend on preferred shares: ***none***

For year 2006
Category of shares: ***ordinary***
The size of declared (accrued) dividend on the issuer's ordinary shares as per one share:
RUR 1,5776
The amount of declared (accrued) dividend in total on all ordinary shares: ***RUR 388 041 625***
The name of the issuer's management body that passed the resolution on (declared) the payment of

dividend on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: *22.06.2007.*
The date and the number of minutes of the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: *№ 7 of 25.06.2007*
The time period established for the payment of declared dividend on the issuer's shares:
From c 15.07.2007 to 01.11.2007
The form and other conditions of the payment of declared dividend on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividend on the issuer's shares is (was) paid: ***2006***
Total amount of dividend paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividend was adopted: ***RUR 386 671 741***
Reasons for non-payment of declared dividend:
- non-appearance of the shareholders in the issuer's office for receiving dividend in cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividend on ordinary shares: ***none***

For year 2006
Category and type of shares: ***preferred A type shares***
The size of declared (accrued) dividend on the issuer's preferred shares as per one share:
RUR 2,9928
The amount of declared (accrued) dividend in total on all preferred shares: ***RUR 245 359 931***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividend on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: *22.06.2007.*
The date and the number of minutes of the meeting of the issuer's management body when the resolution on dividend payment (declaration) was passed: *№ 7 of 25.06.2007*
The time period established for the payment of declared dividend on the issuer's shares:
From c 15.07.2007 to 01.11.2007
The form and other conditions of the payment of declared dividend on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividend on the issuer's shares is (was) paid: ***2006***
Total amount of dividend paid on all preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividend was adopted: RUR ***239 819 768***
Reasons for non-payment of declared dividend:
- non-appearance of the shareholders in the issuer's office for receiving dividend in cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividend on preferred shares: ***none***

For year 2007

Category of shares: ***ordinary***

Category and type of shares: ***preferred A type shares***

Other data on declared and/or paid dividend on ordinary and preferred shares: ***at March 31, 2008 the dividend size is not approved.***

At the meeting of the Board of directors held on April 16, 2008 (minutes № 22) the decision was made to call annual general meeting of shareholders on June 24, 2008.

For the issuers which have issued **bonds.**

With respect to each bonds issue under which the revenue was paid for the last 5 accomplished fiscal years preceding the end date of the last reporting quarter, the following data are provided:

Kind of securities: ***bonds***
Series: ***BT - 1***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-43-00137-A***
State registration date: ***24.01.2003***
State registration date of the report on the bonds issue results: ***14.03.2003***
The quantity of the bonds of the issue***: 1 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The amount of the bonds issue at par value: ***RUR 1 000 000 000***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of yield due to payment in cash on the issue bonds as per one bond: ***RUR 396,81***
The total size of yield due to payment in cash on all the issue bonds: ***RUR 396 810 000***
The time period established for the payment of yield on the issue bonds:

Date of payment	*Size of coupon rate, %*	*Size of yield per 1 bond, RUR*
23.05.2003	4.75	11.84
22.08.2003	4.75	11.84
21.11.2003	16.5	41.14
24.02.2004	16.5	41.59
24.05.2004	15	37.81
23.08.2004	15	37.40
22.11.2004	15	37.40
21.02.2005	15	37.81
23.05.2005	15	37.40
22.08.2005	15	37.40
21.11.2005	13	32.41
21.02.2006	13	32.77

Form and other terms of the payment of yield on the issue bonds:
In the Russian Federation currency, non-cash
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 2, 3, and 4 of 2003, quarters 1,2,3, and 4 of 2004, quarters 1,2,3, and 4 of 2005, quarter 1 of 2006.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 2-2003 (23.05.2003) – RUR 11 840 000
Q 3-2003 (22.08.2003) – RUR 11 840 000

Q 4-2003 (21.11.2003) – RUR 41 140 000
Q 1-2004 (24.02.2004) – RUR 41 590 000
Q 2-2004 (24.05.2004) – RUR 37 810 000
Q 3-2004 (23.08.2004) – RUR 37 400 000
Q 4-2004 (22.11.2004) – RUR 37 400 000
Q 1-2005 (21.02.2005) – RUR 37 810 000
Q 2-2005 (23.05.2005) – RUR 37 400 000
Q 3-2005 (22.08.2005) – RUR 37 400 000
Q 4-2005 (21.11.2005) – RUR 32 410 000
Q 1-2006 (21.02.2006) – RUR 32 770 000
The reasons of the yield non-payment: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 2***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-44-00137-A***
State registration date: ***10.11.2005***
State registration date of the report on the bonds issue results: ***11.01.2006***
The quantity of the bonds of the issue: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The amount of the bonds issue at par value: ***RUR 3 000 000 000***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of yield due to payment in cash on the issue bonds as per one bond: ***RUR 163,56***
The total size of yield due to payment in cash on all the issue bonds: ***RUR 490 680 000***
The time period established for the payment of yield on the issue bonds:

Coupon №	Date of payment	Size of coupon rate, %	Size of yield per 1 bond, RUR
1-st coupon	***06.06.2006***	***8,20% per annum***	***40,89***
2-nd coupon	***05.12.2006***	***8,20% per annum***	***40,89***
3-d coupon	***05.06.2007***	***8,20% per annum***	***40,89***
4-th coupon	***04.12.2007***	***8,20% per annum***	***40,89***
5-th coupon	***03.06.2008***	***8,20% per annum***	***40,89***
6-th coupon	***02.12.2008***	***8,20% per annum***	***40,89***
7-th coupon	***It is defined by the issuer***		
8-th coupon	***It is defined by the issuer***		
9-th coupon	***It is defined by the issuer***		
10-th coupon	***It is defined by the issuer***		

Form and other terms of the payment of yield on the issue bonds:

In the Russian Federation currency, non-cash

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of 2006, quarter 4 of 2006, quarter 2 of 2007, quarter 4 of 2007.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Q 2-2006 (06.06.2006.) – RUR 122 670 000.
Q 4-2006 (05.12.2006.) – RUR 122 670 000
Q 2-2007 (05.06.2007.) – RUR 122 670 000
Q 4-2007 (04.12.2007) – RUR 122 670 000

The reasons of the yield non-payment: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

- Kind of securities: ***bonds***
  Series: ***BT - 3***
  Form: ***certified, bearer***
  Other identification features of the bonds issue:
  Type: ***interest-bearing***
  State registration number of the bonds issue***: № 4-45-00137-A***
  State registration date: ***10.11.2005***
  State registration date of the report on the bonds issue results: ***11.01.2006***
  The quantity of the bonds of the issue: ***2 300 000 bonds***
  Par value of each bond of the issue: ***RUR 1 000***
  The amount of the bonds issue at par value: ***RUR 2 300 000 000***
  Type of yield paid on the bonds of the issue: ***interest (coupon)***
  The size of yield due to payment in cash on the issue bonds as per one bond: ***RUR 169,52***
  The total size of yield due to payment in cash on all the issue bonds: ***RUR 389 896 000***
- The time period established for the payment of yield on the issue bonds:

Coupon №	Date of payment	Size of coupon rate, %	Size of yield per 1 bond, RUR
1-st coupon	***06.06.2006***	***8,50***	***42,38***
2-nd coupon	***05.12.2006***	***8,50***	***42,38***
3-d coupon	***05.06.2007***	***8,50***	***42,38***
4-th coupon	***04.12.2007***	***8,50***	***42,38***
5-th coupon	***03.06.2008***	***8,50***	***42,38***
6-th coupon	***02.12.2008***	***8,50***	***42,38***
7-th	***02.06.2009***	***8,50***	***33,91***

coupon			
8-th coupon	*01.12.2009*	*8,50*	*25,43*
9-th coupon	*01.06.2010*	*8,50*	*16,95*
10-th coupon	*30.11.2010*	*8,50*	*8,48*

Form and other terms of the payment of yield on the issue bonds:
In the Russian Federation currency, non-cash
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of 2006, quarter 4 of 2006, quarter 2 of 2007, quarter 4 of 2007.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 2-2006 (06.06.2006.) – RUR 97 474 000
Q 4-2006 (05.12.2006.) – RUR 97 474 000
Q 2-2007 (05.06.2007.) – RUR 97 474 000
Q 2-2007 (04.12.2007) – RUR 97 474 000
The reasons of the yield non-payment: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 4***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-46-00137-A***
State registration date: ***06.06.2006***
State registration date of the report on the bonds issue results: ***19.10.2006***
The quantity of the bonds of the issue: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The amount of the bonds issue at par value: ***RUR 3 000 000 000***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of yield due to payment in cash on the issue bonds as per one bond: ***RUR 119,52***
The total size of yield due to payment in cash on all the issue bonds: ***RUR 358 560 000***
The time period established for the payment of yield on the issue bonds:

Coupon №	Date of payment	Size of coupon rate, %	Size of yield per 1 bond, RUR
1-st coupon	12.12.2006	7,99	19,92
2-nd coupon	13.03.2007	7,99	19,92
3-d coupon	12.06.2007	7,99	19,92
4-th coupon	11.09.2007	7,99	19,92
5-th coupon	11.12.2007	7,99	19,92
6-th coupon	11.03.2008	7,99	19,92
7-th coupon	10.06.2008	7,99	19,92

8-th coupon	*09.09.2008*	*7,99*	*19,92*
9-th coupon	*09.12.2008*	*7,99*	*19,92*
10-th coupon	*10.03.2009*	*7,99*	*19,92*
11-th coupon	*09.06.2009*	*7,99*	*19,92*
12-th coupon	*08.09.2009*	*7,99*	*19,92*
13-th coupon	*It is defined by the issuer*		
14-th coupon	*It is defined by the issuer*		
15-th coupon	*It is defined by the issuer*		
16-th coupon	*It is defined by the issuer*		
17-th coupon	*It is defined by the issuer*		
18-th coupon	*It is defined by the issuer*		
19-th coupon	*It is defined by the issuer*		
20-th coupon	*It is defined by the issuer*		
21-st coupon	*It is defined by the issuer*		
22-nd coupon	*It is defined by the issuer*		
23-d coupon	*It is defined by the issuer*		
24-th coupon	*It is defined by the issuer*		
25-th coupon	*It is defined by the issuer*		
26-th coupon	*It is defined by the issuer*		
27-th coupon	*It is defined by the issuer*		
28-th coupon	*It is defined by the issuer*		

Form and other terms of the payment of yield on the issue bonds:

In the Russian Federation currency, non-cash

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2006, quarter 1 of 2007, quarter 2 of 2007, quarter 3 of 2007, quarter 4 of 2007, quarter 1 of 2008.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Q 4-2006 (12.12.2006) – RUR 59 760 000
Q 1-2007 (13.03.2007) – RUR 59 760 000
Q 2-2007 (12.06.2007) – RUR 59 760 000
Q 3-2007 (11.09.2007) – RUR 59 760 000
Q 4-2007 (11.12.2007) – RUR 59 760 000
Q 1-2008 (11.03.2008) – RUR 59 760 000

The reasons of the yield non-payment: ***the yield was paid in full***

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***10 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-10-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***488 bonds***
Par value of each bond of the issue: ***RUR 2 500***
The amount of the bonds issue at par value: ***RUR 1 220 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.

The total size of yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 06.11.2003***
The form and other conditions of the payment of the yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2003***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 4-2003 – RUR 6 768
Other data on yield on the issue bonds: ***The size of yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***11 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-11-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***280 bonds***
Par value of each bond of the issue: ***RUR 2 500***
The amount of the bonds issue at par value: ***RUR 700 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003***
Total size of the yield paid on all bonds of the issue for each reporting period for which such yield had been paid:
Q 1-2003 – RUR 144
Q 2-2003 – RUR 0
Q 3-2003 – RUR 0
Q 4-2003 – RUR 0
Other data on yield on the issue bonds: ***The size of yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***18 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-18-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***182 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 1 092 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 1-2003 – RUR 0
Q 2-2003 – RUR 117,7
Q 3-2003 – RUR 0
Q 4-2003 – RUR 0
Q 1-2004 – RUR 1 105,60
Other data on yield on the issue bonds: ***The size of yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***19 - O***

Form: ***registered uncertified***

Other identification features of the bonds issue:

Type: ***interest-bearing***

State registration number of the bonds issue: ***№ 4-19-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 420 000***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.

The total size of yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Q 1-2003 – RUR 52

Q 2-2003 – RUR 0

Q 3-2003 – RUR 0

Q 4-2003 – RUR 0

Q 1-2004 – RUR 0

Other data on yield on the issue bonds: ***The size of yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***20 - O***

Form: ***registered uncertified***

Other identification features of the bonds issue:

Type: ***interest-bearing***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 2 430 000***

Type of yield paid on the issue bonds: ***interest***

The size of yield due to payment on the issue bonds in cash as per one bond: cannot be indicated in money terms

Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for

the bond repayment in the amount of 1% per annum of the bond par value.
The total size of yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 1-2003 – RUR 1 144
Q 2-2003 – RUR 0
Q 3-2003 – RUR 0
Q 4-2003 – RUR 52
Q 1-2004 – RUR 0
Other data on yield on the issue bonds: ***The size of yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***21 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-21-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***288 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 1 728 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 1-2003 – RUR 5 441,34
Q 2-2003 – RUR 0
Q 3-2003 – RUR 0
Q 4-2003 – RUR 1 701,93
Q 1-2004 – RUR 0
Other data on yield on the issue bonds: ***The size of yield due to payment is defined by the date of each bond repayment.***
Kind of securities: ***bonds***

Series: ***22 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-22-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***417 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 2 502 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 1-2003 – RUR 44,19
Q 2-2003 – RUR 69,37
Q 3-2003 – RUR 0
Q 4-2003 – RUR 74,37
Q 1-2004 – RUR 0
Other data on yield on the issue bonds: ***The size of yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***24 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-24-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 3 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting

from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.

The total size of yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Q 1-2003 – RUR 364,38
Q 2-2003 – RUR 109,13
Q 3-2003 – RUR 0
Q 4-2003 – RUR 0
Q 1-2004 – RUR 0

Other data on yield on the issue bonds: ***The size of yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***25 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-25-00137-A***
State registration date: ***25.10.2002.***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***180 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 1 080 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Q 1-2003 – RUR 92,54
Q 2-2003 – RUR 0
Q 3-2003 – RUR 0
Q 4-2003 – RUR 0
Q 1-2004 – RUR 0

Other data on yield on the issue bonds: ***The size of yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***1 - C***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-27-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***143 890 bonds***
Number of outstanding securities of the issue: ***143 440 bonds***
Par value of each bond of the issue: ***RUR 100***
The amount of the bonds issue at par value: ***RUR 14 344 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money terms as per one bond: ***the size of yield cannot be indicated in money terms as the period of repayment (yield payment) of each bond is different. Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.***
The size of yield which was due to payment on the issue bonds in money terms in aggregate for all issue bonds: ***RUR 882 750,80***
The time period established for the payment of yield on the issue bonds:
From 07.06.2003 till 07.06.2005
The form and other provisions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 3 and 4 of year 2003, quarters 1, 2, 3 and 4 of year 2004, quarters 1, 2, 3 and 4 of year 2005, quarters 1, 2, 3 and 4 of 2006, quarters 1, 2, 3 and 4 of 2007, quarter 1 of 2008.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Q 3-2003 – RUR 34 619,1
Q 4-2003 – RUR 19 427,85
Q 1-2004 – RUR 34 472,8
Q 2-2004 – RUR 14 527,62
Q 3-2004 – RUR 9 421,07
Q 4-2004 – RUR 14 026,74
Q 1-2005 – RUR 57 466,40
Q 2-2005 – RUR 223 320,42
Q 3-2005 – RUR 52 589,15
Q 4-2005 – RUR 10 616,90
Q 1-2006 – RUR 2 930,11
Q 2-2006 – RUR 2 123,46
Q 3-2006 – RUR 1 373,80
Q 4-2006 – RUR 1 572,75
Q 1-2007 – RUR 12 027,96
Q 2-2007 – RUR 27 595,38
Q 3-2007 – RUR 13 140,76

Q 4-2007 – RUR 25 865,48

Q 1-2008 – RUR 20 423,70

Other data on the yield on the issue bonds: ***The issuer pays the yield on the issue bonds since 07.06.2003 – the date of the start of the bonds repayment.***

In quarters 3, 4 of 2005, quarters 1, 2, 3 and 4 of 2006 and quarters 1,2, 3 and 4 of 2007, and quarter 1 of 2008 the bonds owners were paid the yield calculated since the bonds placement date till the end date of the bonds repayment – 07.06.2005.

At the reporting date the amount of yield unclaimed by the bonds owners is RUR 305 209,32.

Kind of securities: ***bonds***
Series: ***1 - Y***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-33-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***18 246 bonds***
Par value of each bond of the issue: ***RUR 100***
The amount of the bonds issue at par value: ***RUR 1 824 600***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money terms as per one bond: ***RUR 0,1***
The total size of yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***RUR 1824,6***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 29.06.2003
The date of the repayment end: 29.06.2004
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 2, 3 and 4 of year 2003, quarters 1 and 2 of year 2004***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 2-2003 – RUR 0
Q 3-2003 – RUR 39,7
Q 4-2003 – RUR 1 277,4
Q 1-2004 – RUR 16,40
Q 2-2004 – RUR 491,10
Other data on yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series***: 2 - Y***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-34-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 2 948.56***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2005
The date of the repayment end: 31.12.2005
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1,2,3 and 4 of year 2005***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 1-2005 – RUR 2081,66
Q 2-2005 – RUR 142,76
Q 3-2005 – RUR 51,58
Q 4-2005 – RUR 672,56
Other data on yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***3 - У***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-35-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 914,82.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2006

The date of the repayment end: 31.12.2006
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of 2006.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 1-2006 – RUR 1 474,50
Q 2-2006 – RUR 1 635,51
Q 3-2006 – RUR 191,14
Q 4-2006 – RUR 613,67
Other data on yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***4 - Y***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-36-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 787, 51.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2006
The date of the repayment end: 30.04.2006
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2006, quarter 2 of 2006.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 1-2006 – RUR 2 143,5
Q 2-2006 – RUR 1 644,01
Other data on yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***5 - Y***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***

State registration number of the bonds issue: ***№ 4-37-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 769,09.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 03.01.2007
The date of the repayment end: 31.03.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2007***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 1-2007 – RUR 3769,09
Other data on yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***6 - У***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-38-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 943,99.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.04.2007

The date of the repayment end: 30.06.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of 2007***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 2-2007 – RUR 3 943,99
Other data on yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***7 - У***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-39-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 4 241,80***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.07.2007
The date of the repayment end: 30.09.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 3 of 2007***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 3-2007 – RUR 4 241,80
Other data on yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***8 - У***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-40-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 4 465,00.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.10.2007
The date of the repayment end: 30.12.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2007.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 4-2007 – RUR 4 465,00
Other data on yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***9 - У***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-41-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 4 400,00.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 03.01.2008
The date of the repayment end: 30.03.2008
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2008.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Q 1-2008 – RUR 3 152,31
Other data on yield on the issue bonds: ***none***

8.10. Other data

There are no other data on the issuer and its securities as provided for by Federal law "On securities market" or other federal laws.

SUPPLEMENT № 1 – OJSC VolgaTelecom's annual accounting statements for 2007

BALANCE SHEET

			CODES
		OKUD form № 01	0710001
at	December 31, 2007	Date (year, month, day)	2007.12.31
Entity	**OJSC VolgaTelecom**	OKPO code	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Line of business	**electric communication**	OKVED code	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	OKOPF/OKFS code	**47/16**
Measure unit:	**RUR thousand**	OKEI code	**384**

Address: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000

Date of approval	
Date of dispatch (receipt)	30.03.2008

ASSETS	Notes	Item code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	270	2 927
Property, plant and equipment	5.1	120	120	25 342 279	29 217 039
Capex	5.2	130	130	759 115	540 022
Income-bearing lease investments		135	135	110 621	81 018
Long-term financial investments	5.3	140	**140**	2 142 353	2 948 130
Of which: investments in subsidiaries			141	1 888 459	2 738 258
investments in associates			142	6 271	6 157
investments in other entities			143	67 274	67 027

other long-term financial investments			144	180 349	136 688
Deferred tax assets	5.5	145	145	276 655	233 511
Other non-current assets	5.6	150	150	3 388 567	3 725 495
Total for section I		190	**190**	32 019 860	36 748 142

ASSETS	Notes	Item code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS Inventories	5.7	210	**210**	629 098	701 070
Of which: raw materials, supplies and other similar values		211	211	469 239	411 337
work in progress expenses (distribution costs)		213	213	593	835
finished goods and goods for resale		214	214	47 156	184 768
goods shipped		215	215	330	1 203
prepaid expenses		216	216	111 780	102 927
other inventories and expenditure		217	217	-	-
VAT on acquired valuables		220	**220**	584 096	248 336
Of which: to be returned in over 12 months after the reporting date			221	135 006	71 295
to be returned in 12 months after the reporting date			222	449 090	177 041
Accounts receivable (payments are expected in over 12 months after the reporting date)	5.8	230	**230**	8 587	4 151
Of which: buyers and customers		231	231	1 286	323
advances paid out			232	-	-
other debtors			233	7 301	3 828
Accounts receivable (payments are expected within 12 months after the reporting date)	5.9	240	**240**	2 732 606	2 792 013
Of which: buyers and customers		241	241	1 978 178	2 037 935
advances paid out			242	136 086	162 039
other debtors			243	618 342	592 039

Short-term financial investments	5.4	250	250	9 837	7 243
Cash		260	260	222 716	357 220
Other current assets		270	270	496	575
Total for section II		290	**290**	4 187 436	4 110 608
BALANCE (sum of lines 190+290)		300	**300**	36 207 296	40 858 750

LIABILITIES	**Notes**	**Item code**	**Line code**	**At the reporting period beginning**	**At the reporting period end**
1	**1a**	**2**	**2a**	**3**	**4**
III. CAPITAL AND PROVISIONS					
Authorized capital	5.11	410	410	1 639 765	1 639 765
Capital surplus		420	420	3 731 945	3 664 819
Surplus		430	430	81 988	81 988
Treasury stock		411	440	-	-
Retained earnings (uncovered loss) of past years		470	460	12 688 284	12 120 532
Retained earnings (uncovered loss) of the reporting year		470	470	-	3 323 108
Total for section III		490	**490**	18 141 982	20 830 212
IV. NON-CURRENT LIABILITIES					
Credits and loans	5.14	510	**510**	8 965 335	7 401 285
Of which:					
credits			511	320 000	2 300 000
loans			512	8 645 335	5 101 285
Deferred tax liabilities	5.15	515	515	1 019 123	1 409 278
Other non-current liabilities	5.16	520	520	1 221 085	618 826
Total for section IV		590	**590**	11 205 543	9 429 389
V. CURRENT LIABILITIES					
Credits and loans	5.14	610	**610**	1 441 018	6 014 650
Of which:					
credits			611	1 318 926	2 411 887
loans			612	122 092	3 602 763
Accounts payable	5.17	620	**620**	4 381 198	3 719 017
Of which:					
vendors and contractors		621	621	3 535 097	2 530 241
advances received		625	622	334 560	402 131
wages payable		622	623	59 233	101 167

debt to government extrabudgetary funds		623	624	42 329	42 388
tax debt		624	625	133 853	181 424
other creditors		625	626	276 126	461 666
Debt to participants (founders) for income payments		630	630	23 802	19 469
Deferred revenue	5.17	640	640	235 261	221 233
Provision of costs to be incurred	5.18	650	650	659 609	611 723
Other current liabilities	5.19	660	660	118 883	13 057
Total for section V		690	**690**	6 859 771	10 599 149
BALANCE (sum of lines 490+590+690)		700	**700**	36 207 296	40 858 750

Reference on availability of valuables being accounted on off-balance-sheet accounts

Item	Notes	Item code	Line code	At the reporting period beginning	At the reporting period end
1	**1a**	**2**	**2a**	**3**	**4**
Rented property, plant and equipment		910	901	887 691	1 844 635
including under leasing		911	911	42 855	543 275
Inventory items received in custody		920	902	36 302	41 169
Goods taken on commission		930	903	12 674	8 639
Accounts receivable of insolvent debtors written-off as a loss		940	904	261 742	301 726
Guarantees obtained		950	905	11 500 459	11 502 828
Guarantees issued		960	906	5 692 516	5 335 109
Housing facilities depreciation		970	907	14 644	10 251
Depreciation of land improvement objects and other similar objects		980	908	1 861	2 176
Payments for communication services			909	150 467	153 232

Reference on net assets value

Item	Notes	Item code	Line code	At the reporting period beginning	At the reporting period end
1	**1a**	**2**	**2a**	**3**	**4**
Net assets			1000	18 377 243	21 051 445

INCOME STATEMENT					
					CODES
				OKUD form № 02	0710002
for	**The year ended December 31, 2007**			Date (year, month, day)	2007.12.31
Entity	**OJSC VolgaTelecom**			OKPO code	**01142788**
Taxpayer Identification Number	**5260901817**			TIN	5260901817
Line of business	**electric communication**			OKVED code	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private			OKOPF/OKFS code	**47/16**
Measure unit:	**RUR thousand**			OKEI code	**384**
Item	**Notes**	**Item code**	**Line code**	**For the reporting period**	**For the similar period of the prior year**
1	**1a**	**2**	**2a**	**3**	**4**
I. Revenues and expenses from ordinary operations Proceeds (net) from sales of goods, products, works, and services (minus VAT, excise taxes and similar mandatory payments)	6.1	010	010	25 162 745	21 691 242
Of which from sales: of telecommunications services			011	23 887 329	20 366 969
Prime cost of sold goods, products, works and services	6.2	020	020	(19 061 174)	(16 959 485)
Of which: telecommunications services			021	(18 358 314)	(16 147 582)
Sales profit (loss) (lines 010 - 020)		050	**050**	6 101 571	4 731 757
II. OTHER REVENUES AND EXPENSES Interest receivable		060	060	15 283	13 253
Interest due		070	070	(831 375)	(735 967)
Revenues from participation in other entities		080	080	57 678	47 074
Other revenues	6.3	090	090	1 011 091	900 393
Of which compensation for losses caused by universal services provision		090	091	320 078	-
Other expenses	6.3	100	100	(1 644 600)	(1 422 305)
Profit (loss) before tax (lines 050+060-070+080+090-100)		140	**140**	4 709 648	3 534 205

Income tax expenses (lines - 151+/-152+/-153) including:	6.4		**150**	(1 386 540)	(1 080 617)
deferred tax liabilities		142	151	(391 636)	(307 103)
deferred tax assets		141	152	(43 144)	76 002
current income tax		150	153	(994 085)	(1 003 930)
Additional payments of income tax for prior tax (reporting) periods		151	154	42 325	154 414
Net profit (loss) of the reporting period (lines 140-150)	6.5	190	**190**	3 323 108	2 453 588
BY REFERENCE Income tax contingent expenses/gain			201	(1 130 315)	(848 209)
Recurrent tax liabilities		200	202	(378 391)	(335 838)
Recurrent tax assets		200	203	122 166	103 430

Item	**Notes**	**Item code**	**Line code**	**For the reporting period**	**For the similar period of the prior year**
1	**1a**	**2**	**2a**	**3**	**4**
Basic earnings (loss) per share	6.6		301	0,01216	0,00898
Diluted earnings (loss) per share			302	-	-

*** It is completed in annual accounting statements**

Item	**Item code**	**Line code**	**For the reporting period**		**For the similar period of the prior year**	
			Profit	**Loss**	**Profit**	**Loss**
1	**1a**	**2**	**3**	**4**	**5**	**6**
Fines, late payment interests and fortfeit penalties, which were acknowledged or to be collected according to court (arbitration court) judgment		401	82 149	(661)	66 558	(14 089)
Past years profit (loss)		402	268 603	(174 786)	177 776	(107 939)
Reimbursement of damages caused by default or inadequate performance of obligations		403	6 186	(1 009)	26 872	(688)
Foreign exchange differences in foreign currency operations		404	16 983	(22 804)	7 585	(1 038)

Deductions to allowances		405	96 812	-	335 811	-
Debt amortization of payables and receivables		406	6 927	(4 103)	99 786	(6 726)

			CODES
	STATEMENT OF CHANGES IN EQUITY	OKUD form № 03	**0710003**
for	**The year ended December 31, 2007**	Date (year, month, day)	2007.12.31
Entity	**OJSC VolgaTelecom**	OKPO code	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Line of business	**electric communication**	OKVED code	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	OKOPF/OKFS code	**47/16**
Measure unit:	**RUR thousand**	OKEI code	**384**

1. Change in equity

Item	Item code	Line code	Authorized capital	Capital surplus	Surplus	Retained earnings (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance at December 31, 2005		**100**	1 639 765	3 812 947	81 988	10 751 906	16 286 606
Year 2006 Changes in accounting policy		101	-	-	-	(5 748)	(5 748)
Result of property, plant and equipment revaluation		102	-	-	-	-	-
Miscellaneous		103	-	-	-	-	-
Balance at January 1, 2006		**104**	1 639 765	3 812 947	81 988	10 746 158	16 280 858
Change of capital items:		**200**	-	(81 002)	-	1 864 796	1 783 794
Result of foreign currency translation		201	-	-	-	-	-
Net profit (loss) of the reporting year		202	-	-	-	2 453 588	2 453 588
Dividend		203	-	-	-	(588 792)	(588 792)
Allocations to required reserves		204	-	-	-	-	-
Additional issue of shares at the cost of own		205	-	-	-	-	-

resources							
Increase in par value of shares		206	-	-	-	-	-
Change in equity at retirement of plant, property and equipment		207	-	(81 002)	-	-	(81 002)
Miscellaneous		208	-		-	-	
Increase in equity due to:		**210**	-	-	-	78 044	78 044
additional issue of shares at the cost of stockholders resources		211	-	-	-	-	-
legal entity restructuring		212	-	-	-	-	-
miscellaneous		213	-	-	-	78 044	78 044
Decrease in equity due to:		**220**	-	-	-	(1 553)	(1 553)
reduction of shares quantity		221	-	-	-	-	-
reduction of par value of shares		222	-	-	-	-	-
legal entity restructuring		223	-	-	-	-	-
miscellaneous		224	-	-	-	(1 553)	(1 553)
Balance at December 31, 2006		**300**	1 639 765	3 731 945	81 988	12 687 445	18 141 143
Year 2007 Changes in accounting policy		301	-	-	-	839	839
Result of property, plant and equipment revaluation		302	-	-	-	-	-
Miscellaneous		303	-	-	-	-	-
Balance at January 1, 2007	**100**	**304**	1 639 765	3 731 945	81 988	12 688 284	18 141 982
Change of capital items:		**400**	-	(67 129)	-	2 689 706	2 622 577
Result of foreign currency translation		401	-	-	-	-	-
Net profit (loss) of the reporting year		402	-	-	-	3 323 108	3 323 108
Dividend		403	-	-	-	(633 402)	(633 402)
Allocations to required reserves	110	404	-	-	-	-	-
Additional issue of shares at the cost of own resources	121	405	-	-	-	-	-
Increase in par value of shares	122	406	-	-	-	-	-
Change in equity at retirement of property, plant and equipment		407	-	(67 129)	-	-	(67 129)
Miscellaneous		408	-		-	-	
Increase in equity due to:		**410**	-	3	-	66 071	66 074

additional issue of shares at the cost of stockholders resources	121	411	-	-	-	-	-
legal entity restructuring	123	412	-	-	-	-	-
miscellaneous		413	-	3	-	66 071	66 074
Decrease in equity due to:		420	-	-	-	(421)	(421)
reduction of shares quantity	132	421	-	-	-	-	-
reduction of par value of shares	131	422	-	-	-	-	-
legal entity restructuring	133	423	-	-	-	-	-
miscellaneous		424	-	-	-	(421)	(421)
Balance at December 31, 2007	**140**	**500**	1 639 765	3 664 819	81 988	15 443 640	20 830 212

2. Provisions

Item	Item code	Line code	Balance at the year beginning	Receipt	Spent /recovered	Balance at the year end
1	1a	2	3	4	5	6
Provisions formed as per legislation: Required reserve data of year 2006		601	81 988	-	-	81 988
data of year 2007		602	81 988	-	-	81 988
Provisions formed as per constitutive documents: Corporalization fund of the Company's employees data of year 2006		603	-	-	-	-
data of year 2007		604	-	-	-	-
Allowances: Provisions for doubtful debts data of year 2006		605	1 203 473	206 226	(582 373)	827 326
data of year 2007		606	827 326	359 075	(565 115)	621 286
Provisions for depreciation of financial investments data of year 2006		607	216	-	(10)	206
data of year 2007		608	206	3 259	(88)	3 377
Provisions for reduction in value of tangible assets data of year 2006		609	-	-	-	-
data of year 2007		610	-	3 114	-	3 114
Provisions of costs to be incurred:		611	307 799	2 232 616	(1 880 806)	659 609

data of year 2006						
data of year 2007		612	659 609	1 960 036	(2 007 922)	611 723
Provisions for contingent liabilities : data of year 2006		613	11 620	117 795	(10 532)	118 883
data of year 2007		614	118 883	11 520	(117 347)	13 056

CASH FLOW STATEMENT				CODES
			OKUD form № 04	**0710004**
for	**The year ended December 31, 2007**		Date (year, month, day)	2007.12.31
Entity	**OJSC VolgaTelecom**		OKPO code	**01142788**
Taxpayer Identification Number	**5260901817**		TIN	5260901817
Line of business	**electric communication**		OKVED code	64.20
Form of incorporation/ownership form	Open Joint Stock Company/ private		OKOPF/OKFS code	**47/16**
Measure unit:	**RUR thousand**		OKEI code	**384**
Item	**Item code**	**Line code**	**For the reporting year**	**For the similar period of the prior year**
1	**1a**	**2**	**3**	**4**
CASH BALANCE AT THE REPORTING YEAR BEGINNING		**010**	222 716	1 134 960
OPERATING PERFORMANCE Cash inflow from operating performance		**020**	33 752 269	26 931 906
cash received from buyers, customers		021	29 898 404	21 738 099
cash received in the capacity of agent		022	3 577 061	4 605 143
other revenues		023	276 804	588 664
Cash allocated for:		**030**	(24 897 437)	(20 821 760)
payment for acquired goods, works, services, raw materials and other current assets	150	031	(9 056 214)	(6 120 576)
remuneration of labor	160	032	(5 643 473)	(5 449 482)
interest payment	170	033	(866 472)	(757 737)
settlements for taxes and dues	180	034	(5 071 792)	(6 017 230)
agency contracts settlements		035	(3 347 288)	(1 496 103)

other expenses		036	(912 198)	(980 632)
Net cash from operating performance		**040**	8 854 832	6 110 146
INVESTMENT ACTIVITY Investment activities cash received		**050**	216 616	83 674
receipts from sale of property, plant and equipment and other non-currents assets	210	051	113 478	29 094
receipts from repayment and sale of securities, sale of equity participations, equity stakes and other financial investments	220	052	16 278	4 885
dividend received, revenues from equity participation	230	053	62 433	43 655
interest received	240	054	8 127	434
receipts from repayment of loans granted to other entities	250	055	1 000	1 000
other revenues from investment activity		056	15 300	4 606
Cash allocated for:		**060**	(10 080 784)	(6 458 306)
acquisition and creation of property, plant and equipment and other non-current assets	290	061	(9 231 168)	(5 638 459)
acquisition of shares, equity participations and equity stakes	280	062	(849 504)	(680 824)
acquisition of debt securities and other financial investments	300	063	-	(136 019)
granting loans to other entities	310	064	-	(3 000)
other expenses of investment activity		065	(112)	(4)
Net cash from investment activity	**340**	**070**	(9 864 168)	(6 374 632)
FINANCIAL ACTIVITY Financial activity cash received		**080**	8 661 456	7 867 299
loans and credits raised		081	8 643 116	7 857 363
other revenues from financial activity		082	18 340	9 936
Cash allocated for:		**090**	(7 517 616)	(8 515 057)
repayment of loans and credits (ex interest)		091	(5 645 637)	(7 065 619)
repayment of financial lease liabilities		092	(1 286 876)	(677 770)
dividend payment	170	093	(584 503)	(525 679)
other expenses of financial activity		094	(600)	(245 989)
Net cash from financial activity		**100**	1 143 840	(647 758)
Net increase (reduction) in cash		**110**	134 504	(912 244)
CASH BALANCE AT THE REPORTING PERIOD END		**120**	357 220	222 716

The value of impact of foreign currency rate change with respect to ruble		130	-	-

	SUPPLEMENTS TO BALANCE SHEET					CODES
					OKUD form № 05	**0710005**
for	**The year ended December 31, 2007**				Date (year, month, day)	2007.12.31
Entity	**OJSC VolgaTelecom**				OKPO code	**01142788**
Taxpayer Identification Number	**5260901817**				TIN	5260901817
Line of business	**electric communication**				OKVED code	64.20
Form of incorporation / ownership form			Open Joint Stock Company / private		OKOPF/ OKFS code	**47/16**
Measure unit:		**RUR thousand**			OKEI code	**384**

1. Intangible assets

Item description	Item code	Line code	At the reporting year beginning	Arrivals	Retired	At the reporting year end
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	**101**	413	2 710	-	3 123
Of which: patent holder right for invention, design invention, useful model	011	102	-	-	-	-
possessor's rights to computer utility programs, data bases	012	103	106	2 710	-	2 816
owner's rights to trademark and service mark, appellation of origin of goods	014	104	77	-	-	77

other	015	105	230	-	-	230
Miscellaneous	040	106	-	-	-	-
Total		**110**	413	2 710	-	3 123

Item description	**Item code**	**Line code**	**At the reporting year beginning**	**At the reporting period end**
1	**1a**	**2**	**3**	**4**
Amortization of intangible assets - total	050	**120**	143	196
Of which: *patent holder right to invention, design invention, useful model*		121	-	-
possessor's rights to computer utility programs, data bases		122	107	107
owner's rights to trademark and service mark, appellation of origin of goods		123	15	22
other		124	21	67

2. Property, plant and equipment

Item description	**Item code**	**Line code**	**At the reporting year beginning**	**Arrivals**	**Retired**	**At the reporting year end**
1	**1a**	**2**	**3**	**4**	**5**	**6**
Buildings		201	3 838 140	145 444	(5 711)	3 977 873
Constructions and transfer mechanisms		202	14 537 596	2 604 357	(79 804)	17 062 149
Machinery and equipment		203	21 037 290	3 753 675	(416 068)	24 374 897
Transport vehicles		204	485 445	51 362	(43 473)	493 334
Computing machinery and office appliances		205	2 303 173	795 916	(31 719)	3 067 370
Housing stock		206	37 550	150	(12 508)	25 192
Land plots and nature objects		207	10 030	(1 057)	-	8 973
Other types of property, plant and equipment		208	510 057	170 453	(10 415)	670 095
Total		**210**	42 759 281	7 520 300	(599 698)	49 679 883

Item description	Item code	Line code	At the reporting year beginning	At the reporting year end
1	1a	2	3	4
Depredation and amortization of property, plant and equipment - total	140	**220**	17 417 002	20 462 844
Of which: *buildings*		221	894 991	967 345
Constructions and transfer mechanisms		222	5 334 083	6 034 334
Machinery and equipment		223	9 320 967	11 045 086
Transport vehicles		224	358 403	368 561
Computing machinery and office appliances		225	1 193 319	1 680 893
Other types of property, plant and equipment		226	315 239	366 625
Item description	**Item code**	**Line code**	**At the reporting year beginning**	**At the reporting year end**
1	1a	2	3	4
Property, plant and equipment objects let on lease from line 210 - total		**230**	317 245	505 813
Of which: buildings		231	173 543	186 199
constructions and transfer mechanisms		232	8 471	205 187
machinery and equipment		233	119 662	111 512
transport vehicles		234	38	-
Other types of property, plant and equipment		235	15 531	2 915
Property, plant and equipment objects put in dead storage from line 210		240	59 148	46 915
FOR REFERENCE	**Item code**	**Line code**	**At the reporting year beginning**	**At the reporting year end**
1	1a	2	3	4

Result of property, plant and equipment revaluation:		**250**	-	-
of original (replacement) cost	171	251	-	-
of amortization	172	252	-	-
Property, plant and equipment objects taken on lease - total		**260**	887 691	1 844 635
Of which: buildings		261	603 487	594 600
constructions and transfer mechanisms		262	43 512	69 548
machinery and equipment		263	192 985	683 368
transport vehicles		264	2 391	2 392
other types of property, plant and equipment		265	45 316	494 727
Property objects being in operation and included into property, plant and equipment prior to registration of right of ownership		270	924 967	1 226 630

3. Income-bearing placements into tangible assets

Item description	Item code	Line code	At the reporting year beginning	Arrivals	Retired	At the reporting year end
1	1a	2	3	4	5	6
Property for lease		301	-	-	-	-
Property granted by hiring contract		302	-	-	-	-
Other		303	113 565	-	(19 110)	94 455
Total		**310**	113 565	-	(19 110)	94 455

Item description	Item code	Line code	At the reporting year beginning	At the reporting year end
1	1a	2	3	4
Amortization of income-bearing lease investments		311	2 944	13 437

4. Expenses for R&D activities and technological works

Activities description	Item code	Line code	At the reporting year beginning	Arrivals	Written off	At the reporting year end
1	1a	2	3	4	5	6
Completed R&D, the results of which are used for production or managerial needs of the Company	310	**400**	-	-	-	-

FOR REFERENCE	Item code	Line code	At the reporting year beginning	At the reporting period end
1	1a	2	3	4
The amount of expenses for R&D and technological works in progress	320	401	-	-

FOR REFERENCE	Item code	Line code	For the reporting period	For the similar period of the prior year
1	1a	2	3	4
Expenses classified as expenses of ordinary operations		402	-	-
The amount of expenses for R&D and technological works that did not produce positive results and classified as other expenses		403	-	-

5. Financial investments

Item description	Item code	Line code	Long-term		Short-term	
			At the reporting year beginning	At the reporting period end	At the reporting year beginning	At the reporting period end
1	1a	2	3	4	5	6
Contributions to authorized (reserve) capitals of other entities - total	510	501	1 962 003	2 811 442	-	-

Of which: subsidiary and associated business companies	511	502	1 894 730	2 744 415	-	-
Government, municipal and outside organizations' bonds	515	503	-	-	-	-
Bills of exchange	520	504	1 889	1 889	-	-
Loans granted	525	505	1 000	-	3 925	1 000
Deposits	530	506	-	-	-	-
Other	535	507	177 461	134 798	5 912	6 243
Total	540	**510**	2 142 353	2 948 130	9 837	7 243
Out of the total amount the financial investments having fair market value: Contributions to authorized (reserve) capitals of other entities - total	550	511	5 437	-	-	6 243
Of which: subsidiary and associated business companies	551	512	-	-	-	-
Government, municipal and outside organizations' bonds	555	513	-	-	-	-
Bills of exchange	560	514	1 889	1 889	-	-
Other	565	515	-	-	-	-
Total	570	**520**	7 326	1 889	-	6 243
FOR REFERENCE For financial investments having fair market value, the change of value as a result of valuation adjustment	580	521	3 300	-	-	806

6. Ordinary activities expenses (element wise costs)

Item description	Item code	Line code	For the reporting year	For the prior year
1	1a	2	3	4
Material costs	710	601	(5 408 861)	(4 192 379)
Labor costs	720	602	(5 986 699)	(6 121 456)
Benefits-related deductions	730	603	(1 384 775)	(1 461 246)
Amortization	740	604	(3 490 255)	(2 862 101)
Other costs	750	605	(2 790 584)	(2 322 303)
Element wise costs total	760	**610**	(19 061 174)	(16 959 485)

Change of balances (increment [+], reduction [-]): of work in progress	765	621	242	425
of prepaid expenses	766	622	(8 852)	(6 412)

7. Guarantees

Item description	Item code	Line code	At the reporting year beginning	At the reporting period end
1	1a	2	3	4
Guarantees received - total		**710**	11 500 459	11 502 828
Of which: banks' guarantees		711	-	-
guaranties of third parties		712	11 495 339	11 495 339
bills of exchange		713	-	-
pledged property		**714**	5 120	7 489
of which: property, plant and equipment objects		715	5 120	7 489
securities and other financial investments		716	-	-
other property		717	-	-
		718	-	-
miscellaneous				
Guarantees granted - total		**720**	5 692 516	5 335 109
Of which: guaranties of third parties		721	2 587 070	1 909 990
bills of exchange		722	-	-
pledged property		**723**	3 104 920	3 425 119
of which: property, plant and equipment objects		724	3 104 920	3 425 119
securities and other financial investments		725	-	-
other property		726	-	-
miscellaneous		727	526	-

8. Government assistance

Item description	Item code	Line code	For the reporting year	For the similar period of the prior year
1	1a	2	3	4
Budgeting funds received in the reporting year - total	910	**810**	50 812	395

Of which: Funds for capital expense		811	50 812	395
Funds for current expenses		812	-	-

Item description	Item code	Line code	At the reporting year beginning	Received for the reporting period	Returned for the reporting period	At the reporting period end
1	**1a**	**2**	**3**	**4**	**5**	**6**
Budgetary loans - total	920	**820**	2 220	36	(2 256)	-
Of which: Funds for capital expense		821	2 220	36	(2 256)	-
Funds for current expenses		822	-	-	-	-

SUPPLEMENT № 2 – Notes to OJSC VolgaTelecom's accounting statements for 2007.

NOTES
to accounting statements of OJSC VolgaTelecom for the year ended December 31, 2007

(RUR thousand)

1. Table of contents

2. The Company and its operation (the information presented in this item was not audited)

Open Joint Stock Company VolgaTelecom, abbreviated name - OJSC VolgaTelecom, TIN 5260901817, (hereinafter - the Company) was registered on December 15, 1993 by the Committee for management and control of city's property and land resources of Nizhny Novgorod city administration, registration No 448. At December 31, 2007 the Company's headcount was 35 065 men (at December 31, 2006 – 39 353 persons). The Company is registered at the address: Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, 603000.

Data on the registrar:

Name: Open Joint Stock Company Obiedinennaya registratsionnaya kompaniya

Location: Kalanchevskaya Street 15A, Moscow, 117342, Russia

Mailing address: P.O.Box 162, Kalanchevskaya Street 15A, Moscow, 117342, Russia

License number: 10-000-1-00314

Date of the license issue: March 30, 2004

Validity term: unlimited

Body that issued the license: Russia's Federal Financial Markets Service.

Data on the auditor:

Name: Limited Liability Company Ernst & Young

Location: Sadovnicheskaya Naberezhnaya 77, structure 1, Moscow, 115035, Russia

Mailing address: Sadovnicheskaya Naberezhnaya 77, structure 1, Moscow, 115035, Russia

E-mail: Moscow@ru.ey.com

Data on the auditor's license:

License number: E002138

Date of issue: September 30, 2002

Validity term: 5 years

Body that issued the license: the Ministry of Finance of the Russian Federation.

The license is extended by order of RF Ministry of Finance № 573 of 17.09.2007 for the period till September 30, 2012.

Composition of the Company's Board of directors:

The Chairman of the Board of directors:

- Sergey Ivanovich Kuznetsov – OJSC Svyazinvest representative.

Members of the Board of directors:

- Vladimir Alexandrovich Andreev – Rector of State educational institution of higher professional education "Povolzhskyi State Academy of Telecommunications and IT";
- Yuri Alexandrovich Bilibin – adviser to OJSC Svyazinvest General Director;
- Anatolyi Anatolievich Gavrilenko – General Director of ZAO Leader;

- Alla Borisovna Grigorieva – deputy to the director of corporate governance and legal support department of OJSC Svyazinvest;
- Valeryi Victorovich Degtyarev – General Director of ZAO Professional telecommunications;
- Evgenyi Petrovich Enin – Deputy to the Director of Non-Profit Partnership "Russian Institute of directors";
- Vladimir Borisovich Zhelonkin - deputy to the General Director of OJSC Svyazinvest;
- Sergey Valerievich Omelchenko – OJSC VolgaTelecom's General Director;
- Victor Dmitrievich Savchenko – executive director - director of corporate governance and legal support department of OJSC Svyazinvest;
- Oleg Romanovich Fedorov – executive director of corporate finance department of LLC Deutsche Bank.

Composition of the Company's Management board:

The Chairman of the Management Board:

- Sergey Valerievich Omelchenko– OJSC VolgaTelecom General Director.

Members of the Management board:

- Svetlana Leonidovna Astakhova – deputy to the General Director of the joint-stock company – personnel director;
- Mikhail Vasilievich Dyakonov – deputy to the General Director of the joint-stock company for capital construction;
- Oleg Vladimirovich Ershov – the first deputy to the General Director of the joint-stock company – commercial director;
- Alexander Yulievich Ketkov – deputy to the General Director of the joint-stock company – technical director;
- Denis Borisovich Kostin - deputy to the General Director of the joint-stock company for economics and finance;
- Mikhail Victorovich Petrov– General Director of ZAO Nizhegorodskaya Sotovaya Svyaz;
- Nikolai Ivanovich Popkov– OJSC VolgaTelecom chief accountant;
- Vladimir Vasilievich Ulyanov– deputy to the General Director for security.

Composition of the Company's Auditing committee:

The Chairman of the Auditing committee:

- Olga Grigorievna Koroleva – chief accountant of OJSC Svyazinvest.

The Auditing committee's members:

- Lyudmila Alexandrovna Arzhannikova - head of operators' interaction group of OJSC Svyazinvest strategic development Department;
- Elena Olegovna Konkova - main specialist of OJSC Svyazinvest Department of internal audit;
- Natalia Vadimovna Feoktistova - head of sector of associated companies' relations of OJSC Svyazinvest corporate governance and legal support department;
- Tamara Alexeevna Chernikova - head of borrowed capital management sector of OJSC Svyazinvest department of economics and finance.

Industry legislation

Establishing new tariff rates in accordance with tariff schedules

According to the Russian Federation current legislation regulating natural monopolies operation the Company is included in the Register of natural monopolies in telecommunications sector. Consequently

tariff rates on a number of communications services provided by the Company are established by the Federal Service for Tariffs (hereinafter – Russia's FST).

According to orders of Russia's FST the following tariff rates and tariff schedules are established for the Company's local telephony services since 01.02.2007.

1. Provision of local phone call to the subscriber (user) of fixed-line telephony network for voice information, facsimile and data transmission (except for payphones):
   - using subscriber fee system when there is no technical capability of time-based billing for local telephone calls for city telephone network residential subscribers – from RUR 75 to RUR 85 per month (private line), from RUR 39 to RUR 42,5 per month (paired line), for rural communications residential subscribers – from RUR 65 to RUR 76 per month (private line), from RUR 32,5 to RUR 38 per month (paired line), for city telephone network business subscribers – RUR 95 per month, for rural communications business subscribers – RUR 95 per month.
   - using subscriber fee system of payment for unlimited local traffic subject to technical capability of time-based billing for local telephone calls for city telephone network residential subscribers – RUR 170 per month (private line), RUR 85 per month (paired line), for rural communications residential subscribers – from RUR 72 to RUR 76 per month (private line), from RUR 36 to RUR 38 per month (paired line), for city telephone network and rural communications business subscribers – RUR 300 per month.
   - using system of time-based payment for local phone calls for city telephone network residential subscribers – from RUR 0,22 to 0,24 per minute and for rural communications residential subscribers – from RUR 0,16 to RUR 0,22 per minute, for city telephone network and rural communications business subscribers – from RUR 0,22 to RUR 0,24 per minute.
   - using combined system of payment for the base volume of local traffic for city telephone network residential subscribers – from RUR 78 to RUR 85 per month (private line), from RUR 39 to RUR 42,5 per month (paired line), for rural communications residential subscribers – from RUR 60 to RUR 65 per month (private line), from RUR 30 to RUR 32,5 per month (paired line). For city telephone network and rural communications business subscribers – RUR 95 per month.
   - using combined system of payment for traffic beyond the base volume limit for city telephone network residential subscribers – from RUR 0,19 to RUR 0,20 per minute and for rural communications residential subscribers – from RUR 0,14 to RUR 0,20 per minute. For city telephone network and rural communications business subscribers – RUR 0,20 per minute.
2. Provision of a line for subscriber's permanent use irrespective of the line type for city telephone network residential subscribers– from RUR 120 to RUR 125 per month (private line), from RUR 60 to RUR 62,5 per month (paired line), for rural communications residential subscribers – from RUR 108 to RUR 125 per month (private line), from RUR 54 to RUR 62,5 per month (paired line), for city telephone network and rural communications business subscribers – RUR 140 per month (private line), RUR 94 per month (paired line).

Russia's FST established local telephony tariffs using economically justified costs method on the basis of gross proceeds necessary to compensate the prime cost, some other costs and standard profit. Herewith local telephony services cross-subsidy elements were retained. As per current legislation the cross-subsidy is carried out in part at the cost of intrazonal phone call tariffs regulated by state and compensatory surcharge to the price of local and zonal call initiation intended at intrazonal, DLD and ILD phone call establishment.

The Company renders connection and traffic transit services to telecom operators in accordance with RF Government regulation No 161 of 28.03.2006 "On approval of Rules of networking and internetting". According to order of Federal Service for Supervisory control in telecommunications № 40 of 24.10.2005

the Company is included into the Register of operators occupying essential position in PSTN. The Company's prices for connection and traffic transit services are subject to government regulation.

In Russia's FST order No 51 of 19.06.2006 the price limits for the Company's connection services were established, these price limits included price limits for connection point arrangement and price limits for connection point servicing. The Company set connection service prices at the maximum level of price limits.

In accordance with regulation of the Russian Federation Government No 627 of October 19, 2005 "On state regulation of prices for connection and traffic transit services, rendered by operators occupying essential position in PSTN, the compensation bonus to the price for services of local and zonal initiation of call is established for operators for the period till January 01, 2008, this call initiation being intended at establishing DLD and ILD phone call. Order No 734-c/8 of December 20, 2005 of Russia's FST established compensatory surcharge to the price for services of local and zonal initiation of call for the Company in the amount of RUR 0,54 per minute; the Company applies this surcharge since January 01, 2006. According to order No 278-c/2 of 17.11.2006 of Russia's FST the compensatory surcharge was reduced to RUR 0,44 per minute since 01.02.2007.

Since 01.01.2008 the compensatory surcharge will become inoperative. In 2007 compensatory surcharge revenue amounted to 423 700 (in 2006 - 498 300).

Change of rules of tariffs calculation (Order of Russia's FST No 140-c/1 of 03.08.2007)

According to approved order of Russia' FST No 179-c/3 of 28.08.2007 on tariff limits for local telephony services, which provides for reduction of tariff rates for paired line residential subscribers, the decision was made to significantly reduce tariffs since 01.12.2007:

- tariff for provision of a paired line for the subscriber's permanent use was reduced by 25%;
- tariff for local phone call provision (when there is no technical capability of carrier's time-based billing for local telephone calls, at hybrid and subscriber fee systems of payment) – by 50%.

Abolishment of phone call payment at access to telematic services and data transmission services.

According to RF Government regulation No 477 of 25.08.2007 the Rules of rendering services of local, intrazonal, DLD and ILD communications services were amended as related to including the provision that at phone calls tariffication the duration of phone calls at access to telematic and data services is not taken into account. These changes became operative since 01.08.2007. Thus the rule is unambiguously established that subscriber will not pay phone call fee at access to telematic and data services.

Introduction of duration rounding-up at local calls tariffication to the accuracy of 30 seconds

According to RF Government regulation No 477 of 25.08.2007 the Rules of rendering services of local, intrazonal, DLD and ILD telephone communications services were modified as related to the procedure of rounding-up fractional tariffication unit of local phone call. At defining local phone call price (at time-based billing) a fractional tariffication unit which is at least a half of tariffication unit is considered to be a full unit, and a fractional tariffication unit which is less than a half of tariffication unit is considered to be a half of tariffication unit. New rules of rounding-up became operative since 01.08.2007. Prior to these changes adoption fractional tariffication unit which was less than a half of tariffication unit was considered to be a full unit.

Universal services

Since 2005 universal services provision is guaranteed in the Russian Federation, these services include local phone call provision using payphones, granting of access to information and reference service system, free of

charge round-the-clock emergency service call, as well as data transmission and Internet access services using multiple access centers in hard-to-reach and remote regions of the Russian Federation.

OJSC VolgaTelecom participated in tenders for the right to render universal services and namely for the right to render telephone communications services using payphones in its licensed territories. In 2007 the Company won 11 tenders (in 2006 - 11) and concluded 26 (in 2006 - 82) contracts with Federal Agency of Communications, these contracts stipulated terms and conditions of rendering universal services using payphones. At 31.12.2007 the total number of payphones to be installed by the Company under the concluded contracts was 16 469 payphones, 16 469 payphones were put into operation.

Universal services are provided as per tariffs calculated by Federal Agency of Communications and included in the contract on universal services provision. The established tariffs for universal services do not cover expenses incurred by the Company at their provision. The excess of economically justified expenditure for universal services provision over revenue received as per established tariffs forms universal services provision losses to be compensated from universal servicing reserve.

The rules of universal servicing reserve formation and spending its resources are approved by Russian Federation Government regulation No 243 of 21.04.2005. According to item 4 of the specified regulation the allocations to the universal servicing reserve are transferred to the Federal budget revenues as per established Russian Federation budgets' revenues classification code. In accordance with item 5 of the regulation, at making a draft of the federal budget for appropriate year the carriers' allocations to the reserve and its resources spending are specified in the federal budget revenues and expenses according to the Russian Federation budget classification. Thus, universal servicing reserve is one of budget funds.

Losses are compensated by Federal Agency of Communications in the procedure established by Russian Federation Government regulation No 246 of 21.04.2005 and stated in contracts on universal services provision. In 2007 in accordance with contracts' terms and conditions the Company received compensation for losses once in half year (since 2008 losses will be compensated once every three months). Herewith final decision on the size of losses to be compensated is made by Federal Agency of Communications based on the year results after the presentation by the Company of independent auditor' report confirming:

- accuracy of calculation of the size of losses presented for compensation;
- the Company's maintaining separate accounts according to order of the Russian Federation Ministry of IT and communications No 54 of 02.05.2006;
- completeness of the Company's transfers to the universal servicing reserve.

National projects

The priority national project "Education" (PNP "Education") is implemented in accordance with State contract No 369 of 13.09.2006. According to contract No 947-06 of 04.10.07 for communications services provision and agency contract No 1312-06 of 20.12.2006 with OJSC RTComm.RU, OJSC VolgaTelecom organized connection to the Internet and delivery to territorial authorities of Rosokhrancultury (in 2006-2007- Rossvyaznadzor) of work done in general education institutions of the Volga region.

Within the framework of the specified contracts with OJSC RTComm.RU, OJSC VolgaTelecom rendered services on organization of virtual links of communication at the rate of at least 128 Kbps from general education institutions to OJSC RTComm.RU access nodes and services on round-the-clock provision for use of arranged communication links. The number of connections carried out by OJSC VolgaTelecom amounted to 8 323 general education institutions, including 4 886 general education institutions in 2006 and 3 437 general education institutions in 2007.

The project implementation necessitated considerable network upgrading of the Company's regional subsidiaries: construction of subscriber lines, intrazonal lines of communication, interexchange links,

upgrading of transmission systems of all levels. OJSC VolgaTelecom's capital investments in PNP "Education" in 2006 amounted to 195 354, and in 2007- to 496 970.

The Company's revenue from services rendered within the framework of PNP "Education" in 2006 amounted to 17 560, 2, including from arranged communication links provision for use 16 312,6. The project revenue in 2007 was 81 777,5, including from arranged communication links provision for use 80 771.

Coming into force of Regulations on communications networks expert examination

According to Federal law No 14-ФЗ of 09.02.2007 on "On introduction of changes to Federal Law "On communications" telecom operators need to register their electric communications networks that have been built prior to the present law entry into force not later than 01.01.2010. In order to register the operator presents system communications network design and a letter of compliance of the system project with established requirements in telecommunications area (positive letter of compliance), this letter of compliance being obtained after project expert examination. Mandatory development and expert examination rules for all system projects are intended to ensure control of requirements to PSTN representing uniform technological system.

At present RF Ministry of IT and communications elaborates a number of regulatory documents on system designing and expert examination. The Company will develop similar internal documents regulating organizational aspects of system projects development. At drawing up of investments programs of development the system projects development will be envisaged, and also the necessity of redesigning of system projects will be assessed in case of excess of networks parameters estimated values over established limits. At system project expert examination, the compliance of electric communications network with the services for which licenses are obtained is to be checked. The foresaid works execution entails the increase in expenses of electric communications operators. At the same time, the time periods for sites commissioning will be extended.

Plans of digitalization of the Company's networks

At 2007 end digitalization level of local telephony networks amounts to 73,9%. New electronic exchanges commissioning and replacement of quasi-electronic and analog exchanges by electronic ones allow for the Company's improving the quality of rendered services, widen their range, as well as fulfilling the requirements of order No 142 of 17.11.2006 of the Russian Federation Ministry of IT and communications "On approval and implementation of Russian system and numbering plan."

Offering opportunity of networking of local and mobile networks

The Russian Federation Government regulation No 666 of 12.10.2007 introduced changes in "Rules of networking and internetting", approved by the Russian Federation Government regulation No 161 of 28.03.2005, and in particular sub-item 3 of item 11 was changed: the word "(fixed-line)" was excluded, whereby local telephony operator renders connection services to operators including zonal telephony operators. Mobile radiotelephony operators are referred to zonal telephony operators.

In July 2007 order No 98 of 08.08.2005 of the Russian Federation Ministry of IT and communications was modified, the changes envisaged traffic transit from local telephony networks to mobile radiotelephony networks. Thus the specified changes to RF Government regulation did not result in the change of existing practice of fixed-line and mobile radiotelephone communications operators' interaction.

Realization of the Russian Federation Government regulation No 666 of 12.10.2007 and the Russian Federation Ministry of IT and communications order No 98 of 08.08.2005 did not entail changes in the

procedure of OJSC VolgaTelecom interaction with mobile radiotelephony operators and did not significantly influenced the Company's business.

Change of numbering plan

Russia's Ministry of IT and communications by its order No 142 of 17.11.2006 approved and put in force "Russian system and numbering plan". It is envisaged to implement Russian system and plan of numbering by stages.

The first stage (year 2007) of the specified document realization envisages transition to using closed numbering plan at establishing intrazonal phone calls and excluding telephone numbers with the first digit "1" from the numbering plans of local telephony networks.

The Company made all necessary organizational and technical arrangements of the 1-st stage realization. At present telephone numbers with the first digit "1" are excluded from the numbering plans of local telephony networks and the transition is made to using closed numbering plan at establishing intrazonal phone calls in the Company's licensed territories.

The second stage (year 2008) envisages:

- transition to using prefix "0" at establishing intrazonal and DLD phone calls;
- transition to using numbers from numbering resources of the first millionth group for access to emergency operational services, reference and information services of telecom operators and special services of local telephony.

These measures taking will allow for ensuring access of subscribers and users of fixed-line and mobile telephony to emergency operational services in the entire territory of the Russian Federation, using single "112" number.

The third stage (year 2009) envisages the transition to using closed numbering plan at establishing local phone calls. For this purpose it is necessary to replace electronic automatic telephone exchanges with outdated software, quasi-electronic and analog automatic telephone exchanges by digital switching equipment. Switching capacity of such exchanges is about 26% of all switching capacity of the Company's existing telephone networks. In order to refine networks infrastructure, the work is being carried out on estimation of upgrading (100% digitalization) costs of the Company's communication networks.

The Company's financial and economic operations in 2007

The Company renders the following services:

- intrazonal telephony;
- local telephony:
  - including universal services;
- connection and traffic transit services;
- services supporting DLD and ILD communications services provision by DLD and ILD communications operators;
- mobile radio communications, wire broadcasting, radio broadcasting, TV services;
- mobile radiotelephony (cellular communications) services;
- telegraphy services, data transmission and telematic services;
- other services of core business;
- granting lease of property;
- other services on non-core business.

Intrazonal telephony services

Intrazonal telephony services comprise provision to users of:

- phone calls between users connected to local telephony network within the Russian Federation subject territory;
- phone calls between user equipment connected to local telephony network and user equipment connected to mobile communications network when subscriber numbers of calling and called subscribers and (or) user are within the numbering resources of numbering area which is accordingly defined geographically and not defined geographically, the specified numbering being reserved to the same Russian Federation subject;
- intrazonal phone calls using payphones;
- granting intrazonal communication links for use.

Local telephony services

Local telephony services comprise providing local phone calls (city telephone network and rural communications) to users as well as universal services.

Connection and traffic transit services

Connection services include connection point arrangement services and connection point servicing provided to connected operators.

Traffic transit services comprise:

- telephone communications operators' traffic transit services (call initiation, termination and transit);
- data transmission network operators' traffic transit services;
- telegraphy network operators' traffic transit services.

Services supporting DLD and ILD communications services provision by DLD and ILD communications operators (assistance and agency services)

The Company is one of agents of ILD and DLD telephone communications services providers at such services rendering to subscribers. In this connection the Company concluded contracts with OJSC Rostelecom and OJSC Mezhregionalniy TransitTelecom; according to these contracts the Company renders services supporting DLD and ILD communications services provision to the specified companies, and namely:

- services of processing of subscriber's order while providing access to DLD and ILD communications services to the subscriber according to immediate servicing system and system of servicing by order;
- services of billing processing of ILD and DLD communications services;
- services of preparation, formation and storage of necessary documents and report forms;
- agency services of subscriber payments collection and reference and information servicing on behalf and at the expense of DLD and ILD communications operators;
- claim administration, document delivery.

Analysis and estimation of balance sheet structure

At December 31, 2007 the Company's current liabilities exceed its current assets by 6 488 541 (at December 31, 2006 – by 2 672 335).

At present global economy situation reflects consequences of the world financial crunch at mortgage lending market and of the liquidity crisis that followed. American mortgage crisis raised mutual distrust of banks all over the world. Russian domestic market reacted to the global events later.

Global and Russian financial market situation is characterized by credit resources rising in price, considerable decrease in opportunities to raise long-term financing, and also by bank liquidity level decline.

Russian monetary authorities and the Russian Federation Central Bank (hereinafter RF CB) took a number of measures intended to support banking system liquidity in order to prevent negative effects of global crisis on Russian economy. The following measured were taken: extending lombard list of securities against which RF CB gives credits to banks for the purpose of liquidity maintenance, lowering normative standard of mandatory provisioning on banks' liabilities, working-out plans on federal budget idle cash allocation at lending institutions' deposits.

Russian domestic financial market volatility, provoked by the crisis, influenced the Company, which entailed liquidity performance degradation at year 2007 end. In the short-term outlook the Company may encounter considerable risks related to growth of interest rates on raised credits, rising in price of long-term financing for the purposes for investment projects implementation and significant reduction of opportunity to raise it, limitation of opportunity to raise funds in overseas market.

In 2007 in order to finance its operation the Company borrowed funds, both on a long-term basis and on a short-term basis. Borrowed funds were raised predominantly in the form of bank credits. A part of the Company's investment activity was financed by leasing. In 2007 the Company met its commitments timely and in full.

At December 31, 2007 the Company's creditworthiness is characterized by the following indicators:

Scarcity of the Company's own current assets reflects the fact that the Company's investments are to a considerable extent financed by raised funds.

	01.01.2007	31.12.2007
Cash ratio	0,034	0,034
Working capital ratio	0,610	0,388
Net current liabilities, RUR million	2 672	6 489
Ratio of own current assets supply	-3,314	-3,872
Sales margin, %	21,814	24,248

Cash ratio is calculated as ratio of the amount of monetary funds (line 260 of balance sheet) and short-term financial investments (line 250 of balance sheet) to the amount of current liabilities (line 690 of balance sheet).

Working capital ratio is defined as the ratio of current assets (line 290 of balance sheet) to the amount of current liabilities (line 690 of balance sheet).

Net current liabilities are calculated as the difference between current liabilities (line 690 of balance sheet) and current assets amount (line 290 of balance sheet).

Ratio of own current assets supply is calculated as the ratio of own current assets amount (line 490 less line 190 of balance sheet) to the total amount of current assets (line 290 of balance sheet).

Sales margin is calculated as the ratio of sales profit (line 050 of Income statement) to sales proceeds (line 010 of Income statement) in per cent.

The Company's plans for 2008 with respect to liquidity, capital and current assets adequacy:

In order to ensure the necessary level of solvency, the Company plans to undertake the following:

1. At present credit facilities are opened in domestic banks for the total amount of 1 400 000;

2. In February 2008 open tender was held and a contract was concluded for granting a credit in the form of revolving credit facility to the Company to the amount of 500 000. In March 2008 open tender for credit funds raising to the amount of 1 650 000 was announced. Contracts conclusion is scheduled for May 2008 after transactions approval by the Company's Board of directors;

3. In quarters 3-4 of 2008 the Company within the framework of debt restructuring and liquidity maintenance measures plans to hold tenders on raising bank credit resources to the amount of 1 500 000;

4. In quarters 3-4 of 2008 the Company plans to raise syndicated loan (CLN-loan) in foreign currency to the amount equivalent to 4 120 000.

Depending on market situation at the time of making decision on funds raising, the economic efficiency of using this facility will be considered, and the specified facility may be replaced by RUR credits in adequate amounts.

In Q 4-2008 a part of the Company's need for financial resources to the amount of 3 000 000 is planned on the assumption that in December 2008 the owners of BT-2 series' bonds will exercise in full their right to present bonds for repayment. The Company's management believes that next coupon period's coupon rate establishment on adequate market conditions will decrease bonded loan amount to be presented for payment.

The Company's management expects that in 2008 due to taking the aforementioned measures the share of short-term borrowings in the debt structure will decrease from 44,8% at December 31,2007 to 22,7% at December 31, 2008, and the working capital ratio at December 31,2008 will amount to 0,43.

In case of lack of opportunity to raise bank credits the Company may use other financial instruments as alternative sources of financing, including suppliers' credits, leasing, paper credits, and stock bonds in order to cover scarcity of funds. The Company also has the opportunity to review capital investment programs in order to significantly reduce investment program size or defer investment projects. Contracts with equipment suppliers and contractors concluded at present allow for the Company's making the said arrangements.

Earnings record for 2007

Line of activity	Proceeds (line 010 Form № 2) 2007	Proceeds (line 010 Form № 2) 2006	Prime cost (line 020 Form №2) 2007	Prime cost (line 020 Form №2) 2006	Profit (line 050 Form №2) 2007	Profit (line 050 Form №2) 2006	Earnings record Δ, %
Communications services	23 887 329	20 366 969	18 358 314	16 147 582	5 529 015	4 219 387	31,04
Other	1 275 416	1 324 273	702 860	811 903	572 556	512 370	11,75
Total lines 010, 020, 050 of Income statement	**25 162 745**	**21 691 242**	**19 061 174**	**16 959 485**	**6 101 571**	**4 731 757**	**28,95**

At 2007 end the sales profit amounted to 6 101 571 with the growth rate of 128,95 % vs. the past year.
The reasons for the rise in profitability include: growth in demand for highly remunerative communications services (Internet and data transmission networks), a full year of CPP (Calling party pays) principle operation, as well as optimization of the Company's organizational structure and expenditures.

Profit before tax at the year end amounted to 4 709 648 with growth rate compared to the prior year 133, 26%. Profit before tax growth was materially affected by the increase in other revenues (compensation for losses incurred at universal services provision to the amount of 320 078) by 110 698.

In 2007 the net profit amounted to 3 323 108, which exceeds the value of the past year by 869 520.

Sales margin amounted to 32,0%, which is by 4,1 per cent points more vs. 2006.

Pretax profit margin was 24,7%.

Net profit margin was 17,4%.

The Company's performance indicators for 2007 are presented in the table:

Indicator	Measure unit	2007
Proceeds per employee*,	RUR thousand	692,4
Growth rate	%	*137,7*
Proceeds per line	RUR	5 006,9
Growth rate	%	*113,9*
Expenses per employee	RUR thousand	524,5
Growth rate	%	*133,4*
Expenses per line	RUR	3 792,8
Growth rate	%	*110,4*
Sales profit per employee	RUR thousand	167,9
Growth rate	%	*153,0*
Sales profit per line	RUR	1 214,1
Growth rate	%	*126,7*
Profit before tax per employee	RUR thousand	129,6
Growth rate	%	*158,1*
Profit before tax per line	RUR	937,1
Growth rate	%	*130,9*
Number of lines per employee	lines	138,3
Growth rate	%	*120,8*
Prime cost of 100 rubles of proceeds	RUR	75,75
Change		*- 2,4*
EBITDA	RUR million	9 019,5
Growth rate	%	*126,4*
Share of EBITDA in proceeds	%	35,8

Change		*+ 2,9*
* including dual jobholders and non-registered workers		

In 2008 OJSC VolgaTelecom priority objectives in financial policy will be:

- Financial consolidation of the Company's assets;
- Raising liquidity ratios (cash ratio and working capital ratio) to the level achieved at December 31, 2007;
- Raising transparency and investment attractiveness of the Company;
- Increasing manageability of all assets of the Company.

Within the framework of making liquidity improvement arrangements OJSC VolgaTelecom, its subsidiary and associated companies face the following tasks:

- Asset profile improvement;
- Debt capital structure improvement and maintaining liabilities duration index at the level achieved at December 31,2007;
- Program of raising cost management effectiveness (adjustment of inventory turnover normative standards according to existing classification basing on inventory sufficiency);
- Structure optimization and raising effectiveness of non-core assets.

The Company's management improved liquidity management actions list stated in OJSC VolgaTelecom development program for the period 2008-2012, the specified list being elaborated earlier in the course of corporate restructuring.

№	Action	Expected impact on financial statements
1	Optimization of debt liabilities structure as related to increasing the ratio of long-term to short-term ones, up to at least 70/30	Maintaining optimum structure of liabilities, fast liquidity ratio at the level of 0,43
2	Financing the Company's investment activity through raising long-term (over 1 year) external financing sources	
3	Optimization of the procedure of trade payables, extending the period for final settlements and reducing debt service cost	
4	Maintaining the Company's debt load (active debt) ensuring stable financial situation (Net Debt/EBITDA TTM ratio not more than 1,94)	
5	Increasing the Company's proceeds amount up to the scheduled indexes	Increase in equity capital

3. Accounting policy

These accounting statements of the Company are drawn up on the basis of the following accounting policy.

Basic approaches to drawing up annual accounting statements

Bookkeeping is maintained in the Company in accordance with Federal law № 129-ФЗ of November 21, 1996 "On bookkeeping" (with amendments of July 23, 1998 , March 28, December 31, 2002, January 10, May 28, June 30, 2003, November 03, 2006) and "Regulation on bookkeeping and accounting statements recording in the Russian Federation" approved by RF Ministry of Finance Order № 34н of July 29, 1998 (with amendments of December 30, 1999, March 24, 2000, September 18,2006), and also with effective regulations on bookkeeping.

The Company's accounting statements for 2007 were drawn up in accordance with the same law and regulations on the basis of the assumption that the Company will continue its operation in foreseeable future and has no intention and necessity of liquidation or substantial activity cutting-down, and therefore the

obligations will be repaid according to the established procedure.

Assets and liabilities in foreign currencies

While accounting business transactions made in foreign currencies the Company applied official foreign currency rate valid on the date of transaction making. Monetary assets and liabilities which value is denominated in foreign currency are reflected in accounting statements in the amounts calculated on the basis of currency rates established by the Russian Federation Central Bank at reporting dates (rubles per a unit of currency):

Foreign currency	At December 31, 2007	At December 31, 2006
US$	4. 24,5462	5. 26,3311
Euro	6. 35,9332	7. 34,6965

Foreign exchange differences which occurred during the year under transactions with assets and liabilities and also at their translation at the reporting date are charged to other revenues and expenses.

In the cash flow statement the ruble equivalent of currency balances at the year beginning and of foreign currency flows during the year are calculated according to official exchange rate effective at December 31, 2007 and respectively comparable data are calculated as per the official exchange rate effective at December 31, 2006.

Current and non-current assets and liabilities

In the statements the assets (liabilities) are referred to current ones if the term of their circulation (repayment) does not exceed 12 months after the reporting date. All other assets and liabilities are represented in the statements as non-current ones.

Intangible assets

Intangible assets are recorded in accordance with Accountancy decree 14/2000 "Intangible assets accounting".

The structure of intangible assets reflects exclusive rights to intellectual property objects (trademark and copyright).

Trademark and exclusive copyright are depreciated on a straight-line basis on the principle that the useful life is 10 and 5 years accordingly.

The useful service is defined by a specially established committee and approved as per the established procedure on the basis of the object expected performance life, during which the Company plans to receive economic benefit (revenue) from its use.

In the statements the intangible assets are represented at initial value less depreciation amount accrued for the entire utilization time.

The initial value of intangible assets acquired in exchange for goods (values) differing from cash, is treated as the value of transferred assets or the assets subject to the transfer. The specified value was fixed on the basis of the price at which the Company under comparable circumstances usually defined the value of similar goods (values).

Property, plant and equipment

Property, plant and equipment are recorded in accordance with Accountancy decree 6/2001 "Property, plant and equipment accounting".

Property, plant and equipment are accepted for accounting at initial value.

The initial value of property, plant and equipment acquired for a fee is treated as the sum of actual costs for acquisition, construction and production, except for VAT and other refundable taxes (except for the cases provided for by the Russian Federation legislation).

The initial value of property, plant and equipment acquired in exchange for goods (values) differing from cash is treated as the value of transferred assets or the assets subject to the transfer. This value was fixed on the basis of the price at which the Company under comparable circumstances usually defined the value of similar goods (values).

In balance sheet property, plant and equipment are represented at initial (replacement) value less depreciation amount accrued for the entire time of operation.

Property, plant and equipment structure accounts for the real property objects which are commissioned and actually used before state registration of property rights for such objects.

Property, plant and equipment are depreciated on a straight-line basis relying on adopted terms of useful service:

Buildings	From 7 years
Constructions and transfer mechanisms	From 7 to 30 years
Communication equipment	From 2 to 15 years
Transport vehicles	From 3 to 20 years
Computing machinery and office appliances	From 2 to 10 years
Other objects	From 2 to 25 years

Property, plant and equipment objects which value does not exceed RUR 10 000 per unit, as well as books, brochures and similar publications were charged off to production outlays (sales costs) as they were put in production or operation.

Since 2007 the Company has changed terms of useful service for constructions and communication equipment commissioned after January 01, 2007.

	Useful service for commissioned objects (years)	
	Before January 01, 2007	**After January 01, 2007**
Constructions and transfer mechanisms	5-30	7-30
Communication equipment	3-15	2-15

Useful service terms change is triggered by fast change in telecommunications technologies and equipment. New legislative rules entry into force (Section 2) entailed increase in capital expenditures for the purpose of adjusting networks in accordance with regulations requirements. The Company actively introduces services and technologies of Internet broadband access, accelerates fixed-line communications infrastructure upgrading by implementing packet switching technologies.

Since 2007 the Company has changed terms of useful service for buildings, computing machinery and office appliances, transport vehicles and other objects commissioned after January 01, 2007.

	Useful service for commissioned objects (years)	
	Before 01.01.2007	**After 01.01.2007**

Buildings	5-100	From 7
Transport vehicles	3-10	3-20
Computing machinery and office appliances	3-10	2-10
Other objects	2-30	2-25

Buildings useful service term change is triggered by fast changes in real property market value, as buildings being in operation for a certain period of time significantly lose in value with respect to technical characteristics.

Change of useful service is entailed by computing machinery and office appliances moral depreciation acceleration due to fast pace of technological changes in this sphere.

Land plots are not depreciated.

Property, plant and equipment commissioned prior to 2002 are depreciated on a straight-line basis according to depreciation deduction rates established in order No1072 of 22.10.1990 of Council of Ministers.

The objects of housing facilities and land improvement objects commissioned prior to 2006 are not depreciated. The same objects commissioned in 2006 and later and transferred to income-bearing lease investments structure are depreciated according to general procedure.

The outlays for all types of repairs are included in operating expenses of the reporting period. The provision for the costs to be incurred for the repair of property, plant and equipment was not established.

Property, plant and equipment obtained under financial rent (leasing) contracts since 2005 and booked in the structure of the Company's property, plant and equipment are depreciated on a straight-line basis relying on the established useful service.

Property, plant and equipment obtained under financial rent (leasing) contracts in 2004 and booked in the structure of the Company's property, plant and equipment are depreciated on a straight-line basis relying on the useful service which is established equal to leasing contract validity term.

In respect of property, plant and equipment obtained before year 2004 by leasing contracts and recognized in the structure of property, plant and equipment, the amortization is calculated on a straight-line basis relying on useful service with application of accelerated depreciation ratio provided for by contract terms and conditions, but not bigger than 3.

Financial investments

Financial investments are recorded in accordance with Accountancy decree 19/2002 "Financial investments accounting".

Financial investments comprise: government and municipal securities; securities of other companies, including debt securities for which the date and the amount of repayment is established (bonds, bills of exchange); contributions to the authorized (reserve) capitals of other companies (including subsidiary and associated companies); loans granted to other companies; depositary shares in lending institutions; accounts receivable acquired through assignment of right of demand.

Financial investments for which fair market value is not defined are reflected in balance sheet at their initial value.

Initial value of financial investments:

- acquired for value is defined as the amount of actual expenses of the Company for their acquisition;

- acquired under contracts providing for performance of obligations (payment) by non-monetary assets is defined as the value of assets transferred by the Company;
- in the form of investments in the capitals of subsidiary, associated and other companies constitutes monetary valuation approved by founders (participants) of these companies.

Financial investments, for which at the end of 2007 steady substantial reduction in value is recognized, are presented in the balance sheet minus provision established for depreciation of financial investments. The amount of the provision is classified as the increase in other expenses. If the check of financial investments depreciation at the end of 2007 detects increase in the investments value as compared to 2006 year end, the provision for depreciation of financial investments is reduced and the adjustment amount is classified as other revenues.

Financial investments, for which trade organizer at the securities market defines fair market value as per the established procedure, are reflected in the accounting statements at fair market value at December 31, 2007 by adjusting their valuation. The amount of the adjustment is classified as the increase in other expenses (revenues).

For debt securities the difference between actual expenses for securities acquisition and their par value is not charged evenly to financial results. The discount is recorded once securities sale (repayment) transaction is made.

At the sale and other retirement of securities, for which fair market value is not defined, the retiring issuing securities were valuated by FCFS method; the retiring non-issuing securities were valuated by the actual value of each security.

Inventories

Inventories are recorded in accordance with Accountancy decree 5/2001 “Inventories accounting”.

Inventories are reflected in the statements at actual prime cost, which is:

- at acquisition of inventories for value – the sum of actual costs of acquisition, including expenses for bringing them to the state in which they are usable, except for VAT and other refundable taxes;
- at production of inventories by the company itself – the sum of actual costs connected with their production;
- at receipt of inventories in consideration for contribution to authorized capital of an entity – money value coordinated with founders with due account for the requirements of Law “On joint-stock companies”;
- at receipt of inventories under the gift contract (on a gratis basis), and also remaining after the retirement of property, plant and equipment and other property - fair market value at the date of reflecting in the accounting records.

Commodities at retail are reflected at selling prices.

The assets acquired since 2006 in respect of which the conditions provided for in item 4 of Accountancy decree 6/2001 “Property, plant and equipment accounting” are met and which cost is not more than RUR 10 000 per unit are reflected in the structure of inventories.

Inventories are reflected in the accounting net of provision for reduction in value of tangible assets. The provision is formed for the amount of difference between fair market value and actual prime cost of inventories which are morally obsolete, have lost their initial quality partly or in full or which fair market value has significantly decreased. Expenses for the provision establishment are classified as other expenses.

Retiring inventories (excluding precious metals) are evaluated at moving average prime cost.

Precious materials are written off at the prime cost of each unit.

Prepaid expenses

Expenses incurred by the Company in the reporting year but relating to the next reporting periods are reflected as prepaid expenses. These expenses are subject to amortization on a straight-line basis during the periods to which they are related.

Prepaid expenses include expenses for acquisition of non-exclusive rights to use software products and data bases, as well as expenses for their introduction, subject to amortization later than 12 months after the reporting date, are reflected in the balance sheet in the structure of other non-current assets.

Trade receivable

Trade receivable is reflected in the statements with VAT taken into account, the latter being paid to the budget after the receipt of accounts receivable payment, and is defined on the basis of prices set by the contracts between the Company and the buyers (customers), all discounts (extra charges) granted by the Company being taken into account. Bad debt was written off from the balance as it was recognized to be such.

Debt of customers for sold services, works, goods, products, property, plant and equipment, inventories and other property, not repaid in the terms stipulated by contracts, and for which appropriate guarantees are not provided, is shown less the doubtful debts provision.

The amount of the provision is defined separately for each debt on the basis of made inventory depending upon the debtor's solvency and the probability of the debt repayment.

Due to the fact that at communication enterprises the individual analysis of each doubtful debt is impossible because of large number of subscribers, the provision is established in the amount of 100% of the debt amount for all outstanding debts for communication services, the payment for which at the date of the provision establishment is overdue for 90 and more days. As for the debts which payment is delayed for less than 90 days the provision is not established.

The social protection bodies' debt for reimbursement of expenses related to granting facilities for telecommunication services, is reserved by the results of inventory of debt under contracts (agreements) with social protection bodies with due account for debt repayment probability.

Expenses for establishment of the provision for doubtful debts are classified as the increase in other expenses.

Advances paid out and other accounts receivable

Debt on advances paid out is reflected in the statements less doubtful debts provision established by the results of inventory of paid out advances under which the receipt of assets (services) is unlikely.

Other accounts receivable is reflected in the statements less doubtful debts provision established by the results of inventory of debt under which the receipt of the total outstanding amount is unlikely.

Expenses for the provision establishment are classified as other expenses.

Raised credits and loans

The Company transfers long-term debt under raised credits and loans into the structure of short-term debt once 365 days are left to repay the principal amount of debt as per the terms and conditions of loan and (or) credit contract.

At each reporting date the Company recalculates the value of credits and loans denominated in foreign currency and/or conventional monetary units. The differences appearing at recalculation are classified as other expenses.

Interest received under loans and credits used directly for acquisition, construction of investments assets are charged to the increase in the value of such investment assets prior to their commissioning.

Additional outlays incurred owing to raising credits or loans include the expenses related to:

- rendering legal and consulting services to the Company;
- provision of agency services to the Company on paper and bonded loans floatation;
- carrying out expert examinations;
- consumption of communication services;
- other expenses directly connected to raising loans in money terms.

Additional outlays related to raising loans and credits, borrowings are recognized by the Company as the expenses of the period in which they were incurred.

Interest on raised credits (loans) is charged on a monthly basis in accordance with the procedure established in the contract.

As for the loans raised in money form and by the issue of the Company's own bills of exchange, the amount of discount due to the bill holder is charged to prepaid expenses with further charging off to the structure of other expenses on a monthly basis by equal shares during the circulation period of bills of exchange.

As for the loans raised in money form and by the Company's bonds issue, in cases when the issued bonds are sold at the price different from their par value (with discount), then the amount of the discount is charged to prepaid expenses with further charging off into the structure of other expenses on a monthly basis by equal shares during the bonds maturity.

Revenues recognition

Proceeds from products sales and services rendering are recognized by the accrual method, i.e. as the services are rendered, and are reflected in the accounting less VAT and discounts granted to customers.

Proceeds from products sale subject to conditions of the exchange of goods (barter) are defined by the value of values received or subject to receipt by the Company, the specified value being calculated on the basis of prices at which the Company usually defines the cost of similar values under comparable circumstances.

Revenues obtained from the Company's property granting for rent are charged to operating revenues.

Dividends are recognized in the structure of other revenues as they are declared.

Compensation for losses caused by universal services provision is classified as other revenues.

Expenditures recognition

The Company calculates total production value of rendered services, work done, sold products without separating administrative and commercial expenses. Expenditure records with respect to conducted activity types is organized in accordance with Order №54 of May 02, 2006 of the Russian Federation Ministry of IT and Communications "On approval of the procedure of separate record keeping by operators of revenues and expenses under conducted activity types, rendered communications services and for electric communications network parts used for these services provision".

The Company establishes the provision on rendered services, carried out works for which primary accounting documents are not received, but expenses recognition conditions established by Accountancy

decree 10/1999 "Company's expenses accounting" are met. Expenses for the provision establishment are charged to operating expenses or other expenses depending on liabilities.

Provisions of costs to be incurred

The Company establishes provision for payment of coming rest leaves of employees, the provision of costs to be incurred on remuneration by the results of work for a year, for a quarter as well as for compensation payment to Executive directorate.

Expenses for establishing provisions are charged to operating expenses, to the increase in the initial value of property, plant and equipment objects under construction, and also to the structure of other expenses depending on the type of activity of the employees accounted for in calculation of provisions of costs to be incurred.

Expenses for retirement insurance

Benefits-related deductions are made through a unified social tax calculated by the Company by the application of a regressive rate (see item 1 of article 241 of the Russian Federation Tax Code). The tax base of unified social tax is defined as the sum of payment of labor and other compensations of each employee. The Company allocates the unified social tax to three government extrabudgetary finds: Government Pension fund of the Russian Federation, Social Insurance fund of the Russian Federation and Compulsory Medical Insurance fund of the Russian Federation.

The Company participates in the program of one-time payment of pecuniary aid in the amount of three official salaries to the Company's employees in case of their retirement. This program covers the most part of the Company's employees and does not provide for any special funds establishment.

The Company also participates in pension program implemented within the plan of non-government retirement insurance. The amounts of fees are defined on annual basis and they are charged to expenses as they occur. See item 10 of the present Notes.

Changes in the accounting policy in 2007

Since January 2007 according to the new wording of Accountancy decree 3/2006 "Accounting of assets and liabilities denominated in foreign currency" approved by the Russian Federation Ministry of Finance order No 154н of 27.11.2006, the Company carries out conversion as of reporting dates of float (except for advances paid out), as well as financial investments, such as debt securities, granted loans, accounts receivable acquired under contracts of assignment of right of demand, their value being denominated in foreign currency and being subject to payment in rubles. The currency translation is made at foreign exchange rate established by the Russian Federation Central Bank or at other foreign exchange rate established by the contract.

Due to transition to the aforementioned translation rules the Company has made translation as of 01.01.2007 of balances of specified float and financial investments which value is denominated in foreign currency and subject to payment in rubles, as well as of deferred taxes related to them. Assets and deferred taxes value decrease or increase amounts generated at conversion are charged to retained earnings account (see Section 4).

As for the rest the accounting policy applied in 2007 corresponds to the one followed in the prior fiscal year.

Changes in the accounting policy in 2008

In 2008 according to Accountancy decree "Property, plant and equipment accounting" 6/2001 approved by the Russian Federation Ministry of Finance order No 26н of March 30, 2001 the Company increases value limit of assets classified as property, plant and equipment, from RUR 10 000 to RUR 20 000 per unit.

Since January 01, 2008 assets meeting conditions provided for by item 4 of Accountancy decree 6/2001 "Property, plant and equipment accounting" and with value not more than RUR 20 000 per unit, will be classified in bookkeeping and accounting statements as inventories.

There are no other changes introduced in accounting policy for 2008, these changes being capable of influencing significantly the financial statements.

8. Comparative data

Comparative data in the Company's statements for 2007 are developed by the adjustment of statements data for 2006 to bring them to conformity with statements indicators for year 2007.

Changes of opening balance sheet at January 1, 2007.

		At 31.12.2006	Adjustments	At 01.01.2007
I. NON-CURRENT ASSETS				
Intangible assets	110	270		270
Property, plant and equipment	120	25 342 279		25 342 279
Capital expenditures	130	759 115		759 115
Income-bearing lease investments	135	110 621		110 621
Long-term financial investments	140	2 141 709		2 142 353
investments in subsidiaries	141	1 888 459		1 888 459
investments is associates	142	6 271		6 271
investments in other entities	143	67 274		67 274
other long-term financial investments	144	179 705	644	180 349
Deferred tax assets	145	276 920	(265)	276 655
Other non-current assets	150	3 388 567		3 388 567
Total for section I	**190**	32 019 481	379	32 019 860
II. CURRENT ASSETS				
Inventories	**210**	629 098		629 098
raw materials, supplies and other similar values	211	463 508	5 731	469 239
work in progress expenses (distribution costs)	213	593		593
finished goods and goods for resale	214	47 156		47 156
goods shipped	215	330		330
prepaid expenses	216	117 511	(5 731)	111 780
other inventories and expenditure	217	-		-
VAT on acquired valuables	**220**	584 096		584 096
to be refunded in over 12 months after the reporting date	221	-	135 006	135 006
to be refunded within 12 months after the reporting date	222	-	449 090	449 090
Accounts receivable (payments are expected in over 12 months after the reporting date)	**230**	8 587		8 587
buyers and customers	231	1 286		1 286
advances paid out	232	-		-
other debtors	233	7 301		7 301
Accounts receivable (payments are expected within 12 months after the reporting date)	**240**	2 732 630	(24)	2 732 606
buyers and customers	241	1 978 204	(26)	1 978 178
advances paid out	242	136 085	1	136 086
other debtors	243	618 341	1	618 342
Short-term financial investments	**250**	9 837		9 837
Cash	**260**	222 716		222 716
Other current assets	270	496		496
Total for section II	**290**	4 187 460	(24)	4 187 436
ASSETS	**300**	36 206 941	355	36 207 296

		At 31.12.2006	Adjustments	At 01.01.2007
III. CAPITAL AND PROVISIONS				
Authorized capital	410	1 639 765		1 639 765
Capital surplus	420	3 731 945		3 731 945
Surplus	430	81 988		81 988
Treasury stock	440	-		-
Retained earnings (uncovered loss) of past years	460	10 233 857	2 454 427	12 688 284
Retained earnings (uncovered loss) of the reporting year	470	2 453 588	(2 453 588)	-
Total for section III	490	18 141 143	839	18 141 982
IV. NON-CURRENT LIABILITIES				
Credits and loans	**510**	8 965 335		8 965 335
credits	511	320 000		320 000
loans	512	8 645 335		8 645 335
Deferred tax liabilities	515	1 019 123		1 019 123
Other long-term liabilities	520	1 221 226	(141)	1 221 085
Total for section IV	**590**	11 205 684	(141)	11 205 543
V. CURRENT LIABILITIES				
Credits and loans	**610**	1 441 018		1 441 018
credits	611	1 318 926		1 318 926
loans	612	122 092		122 092
Accounts payable,	**620**	4 381 541	(343)	4 381 198
vendors and contractors	621	3 535 440	(343)	3 535 097
advances received	622	331 553	3 007	334 560
wages payable	623	59 233		59 233
debt to government extrabudgetary funds	624	42 329		42 329
tax debt	625	133 853		133 853
other creditors	626	279 133	(3 007)	276 126
Debt to participants (founders) for income payments	630	23 802		23 802
Deferred revenue	640	235 261		235 261
Provision of costs to be incurred	650	659 609		659 609
Other current liabilities	660	118 883		118 883
Total for section V	**690**	6 860 114		6 859 771
LIABILITIES	**700**	36 206 941	355	36 207 296

Retained earnings of 2006 in the amount of 2 453 588 is transferred from line "Retained earnings (uncovered loss) of the reporting year" to line "Retained earnings (uncovered loss) of past years".

According to Accountancy decree 3/2006 "Accounting of assets and liabilities denominated in foreign currency" opening balances of balance sheet lines were changed by the amount of conversion at 01.01.2007 of the following assets and liabilities which value is denominated in foreign currency and subject to payment in rubles:

- line 144 "Other long-term financial investments" value is increased by the amount of value change of long-term debt securities and long-term accounts receivable acquired under contracts of assignment of right of demand - by 644;
- line 145 "Deferred tax assets" value is decreased by 265;
- line 240 "Accounts receivable (payments are expected within 12 months after the reporting date)" value is reduced by 24;

- line 520 "Other long-term liabilities» value is decreased by the change in value of long-term accounts payable of vendors – by 141;
- line 620 " Vendors and contractors" value is reduced by the change in value of short-term accounts payable of vendors – by 343;
- line "Retained earnings (uncovered loss) of past years" value is increased by 839, which constitutes balancing result of above mentioned adjustments.

Due to accounting treatment change the value of communications services payment cards in the amount of 5 731 is excluded from line "Prepaid expenses" and is transferred to line "Raw materials, supplies and other similar values".

The specified changes of opening balance sheet do not entail adjustments of comparative indicators of Income statement for 2006.

		Prior to adjustments	Adjustments	After adjustments
I. Operating revenues				
Proceeds from sales of goods, products, works, services	110	21 691 242		21 691 242
Of which from sales: of telecommunication services	111	20 366 969		20 366 969
Prime cost of sold goods, products, works and services	120	16 949 759	9 726	16 959 485
Of which: of telecom services	121	16 137 856	9 726	16 147 582
Sales profit	**150**	4 741 483	(9 726)	4 731 757
II. Other revenues and expenses				
Interest receivable	060	13 253		13 253
Interest due	070	735 967		735 967
Revenues from participation in other companies	080	47 074		47 074
Other revenues	090	900 393		900 393
Other expenses	100	1 432 031	(9 726)	1 422 305
Profit before income tax	**140**	3 534 205		3 534 205
Income tax expenses	150	1 080 617		1 080 617
deferred tax liabilities	151	307 103		307 103
deferred tax assets	152	76 002		76 002
current tax on income	153	1 003 930		1 003 930
additional payments of income tax for the previous tax (reporting) periods	154	154 414		154 414
PROFIT FOR THE REPORTING PERIOD	**190**	**2 453 588**		**2 453 588**

Due to accounting treatment change, civil defense expenses are transferred from line "Other expenses" to line "Prime cost of sold goods, products, works and services". In 2007 other expenses for 2006 were adjusted by 9 726 representing civil defense expenses, based on the requirement of statements indicators' comparability.

Changes in Supplement to accounting balance sheet at 01.01.2007.

		Prior to adjustments	Adjustments	After adjustments
Buildings	201	3 839 487	(1 347)	3 838 140
Constructions and transfer mechanisms	202	14 537 319	277	14 537 596
Machinery and equipment	203	21 014 428	22 862	21 037 290
Transport vehicles	204	485 808	(363)	485 445
Computing machinery and office appliances	205	2 325 177	(22 004)	2 303 173
Other types of property, plant and equipment	208	509 482	575	510 057
Depredation and amortization				
Buildings	221	895 705	(714)	894 991
Constructions and transfer mechanisms	222	5 334 098	(15)	5 334 083
Machinery and equipment	223	9 319 078	1 889	9 320 967
Transport vehicles	224	358 521	(118)	358 403
Computing machinery and office appliances	225	1 194 583	(1 264)	1 193 319
Other types of property, plant and equipment	226	315 017	222	315 239

The change in "Computing machinery" group in the amount of 22 004 occurred due to the fact that at servers commissioning "Computing machinery" group was indicated by mistake, as the specified servers are used for access to automatic telephone exchanges, in 2007 the adjustment was made by charging to "Machinery and equipment".

Breakdown of operating expenses (element-wise):

		Prior to adjustments	Adjustments	After adjustments
Material costs	601	3 758 990	433 389	4 192 379
Wage costs	602	6 114 867	6 589	6 121 456
Benefits-related deductions	603	1 459 642	1 604	1 461 246
Amortization	604	2 862 016	85	2 862 101
Other costs	605	2 754 244	(431 941)	2 322 303
Element-wise costs, total	**610**	**16 949 759**	**9 726**	**16 959 485**

9. Notes to essential balance sheet items

5.1. Property, plant and equipment (line 120 of balance sheet)

At January 01, 2007 the Company did not revaluate property, plant and equipment.

Change in property, plant and equipment value:

	2007	2006
Initial value at December 31, 2006	**42 759 281**	**37 533 638**
Increase in value, total	7 520 300	5 848 361
including due to:		
acquisition of new objects	456 615	548 277
construction, upgrading and reconstruction of operating capacities	7 016 378	5 266 676
other receipts	47 307	33 408

Reduction (retirement) of value, total	(599 698)	(622 718)
including due to:		
sales	(42 462)	(31 566)
write off	(544 788)	(582 296)
reconstruction (partial liquidation)	-	-
other retirement	(12 448)	(8 856)
Year end initial value	**49 679 883**	**42 759 281**
Accumulated depreciation at the year beginning	**(17 417 002)**	**(15 040 658)**
Charged depreciation for the period	(3 526 853)	(2 893 213)
Retired objects depreciation:	481 011	516 869
for realized objects	34 575	20 410
for written off objects	444 126	493 843
for other retirements of objects	2 310	2 616
Year end accumulated depreciation	**(20 462 844)**	**(17 417 002)**
Price-to-book value at the year beginning	**25 342 279**	**22 492 980**
Price-to-book value at 31.12.2007	**29 217 039**	**25 342 279**

The major portion – 95% of the acquired property, plant and equipment is communications networks equipment, switches, transfer mechanisms, computing machinery; the major portion of constructed property, plant and equipment - 80% is communications lines, switches and other communications network equipment.

The initial value of property, plant and equipment for which 100% depreciation is charged (used-up property, plant and equipment) but which remain in operation at December 31, 2007 amounts to 6 727 928 (at December 31, 2006 - 5 870 063).

The initial value of property, plant and equipment in operation and classified as property, plant and equipment before ownership registration amounts to 1 226 629 (at December 31, 2006 – 924 967).

Property, plant and equipment obtained under leasing contracts

At December 31, 2007 the Company concluded 134 contracts of financial rent (leasing) (rent of switches and other telecommunications equipment). The leasing periods vary from 24 to 132 months.

The value of property, plant and equipment obtained under leasing contracts:

	At 31.12.2006	At 31.12.2007
Property, plant and equipment in the Company's balance:		
- initial value	3 470 998	2 953 690
- accumulated depreciation	(1 391 780)	(1 317 538)
- price-to-book (carrying) value	2 079 218	1 636 152
Property, plant and equipment in lessor's balance		
- contract value	42 855	543 275

Lease payments to be made:

Due dates	Amounts of payments, total	Of which: For property, plant and equipment in the Company's balance (reflected as liabilities in lines 520 and 620 of balance sheet)	Of which: For property, plant and equipment in lessor's balance (are not reflected in liabilities structure)
Year 2008	417 328	416 751	124 523

Years 2009 - 2013	467 377	467 377	381 481
Total	**884 705**	**884 128**	**506 004**

Price-to-book value of property, plant and equipment that the Company has put in pledge as a security for liabilities and payments amounts to 2 205 945 (at December 31, 2006 - 2 392 098).

5.2. Capital expenditures (line 130 of balance sheet)

	At 31.12.2006	At 31.12.2007
Investments in non-current assets, total:	703 427	471 164
Of which: construction, modernization and reconstruction of property, plant and equipment	678 085	452 290
investments in rented property, plant and equipment		
property, plant and equipment acquisition	25 252	18 784
others	90	90
Equipment for installation	55 688	68 858
Line 130 of balance sheet, total	**759 115**	**540 022**

Change in value of investments in non-current assets

	2007	2006
Investments in non-current assets at the year beginning	**703 427**	**712 250**
Increase in investments in non-current assets in the reporting period, total	**7 458 640**	**5 931 377**
Of which:		
new objects acquisition	452 354	561 786
construction, modernization and reconstruction of objects in operation	7 002 173	5 365 528
received on a gratis basis	4 113	1 838
other receipts	-	2 225
Retirement of investments in non-current assets in the reporting period, total	**7 690 903**	**5 940 200**
Of which due to:		
commissioning	7 475 703	5 815 208
disposal	-	-
writing-off	29 420	4 603
other retirement	185 780	120 389
Year end investments in non-current assets	**471 164**	**703 427**

The Company is constructing and re-constructing the objects of traditional telephony, telecommunications infrastructure objects in order to render services, it is constructing and reconstructing buildings, constructions and other real property objects, transmission lines; it is constructing, extending and upgrading communications networks for value-added services, informational technologies provision.

Out of the total amount of year 2007 investments in property, plant and equipment construction, modernization and reconstruction, the capital investments were made to the amount of 58 472 in order to adjust the Company's networks in accordance with regulations requirements to electric communications networks construction and traffic transit, as well as to the amount of 269 000 related to meeting commitments under concluded contracts on universal services provision, and to the amount of 497 000 for the program of providing Internet access to RF general education institutions within the framework of national project "Education".

In 2007 the Company capitalized as construction-in-progress the interest on borrowings in the amount of 33 516 (in 2006 - 23 946) at the rates established in terms and conditions of raising credits and loans which resources were allocated for construction projects financing.

5.3. Contributions to authorized capitals of subsidiary, associated and other entities (lines 141, 142 and 143 of balance sheet)

Contributions to authorized capitals of subsidiary, associated and other companies:

Company's name	Core business	Value of investment	Share in authorized capital, %	Block of voting stocks, %
At 01.01.2007				
Subsidiary companies				
ZAO Nizhegorodskaya Sotovaya Svyaz	Cellular communications services	651 974	100	100
OJSC TATINCOM – T	Cellular communications services, GSM	473 936	50+1 share	50+1 share
ZAO Chuvashiya Mobile	Cellular communications services	272 566	100	100
ZAO Saratov-Mobile	Cellular communications services	242 996	100	100
ZAO Penza Mobile	Cellular communications services	117 683	100	100
ZAO Ulyanovsk-GSM	Cellular communications services	62 166	60	60
LLC Nizhegorodskyi Teleservice	Communications services	43 728	100	-
ZAO RTCOM	Communications services	10 129	100	100
others		13 281		
Subsidiary companies, total (line 141):	-	**1 888 459**	-	-
Associated companies				
ZAO Commercial Bank "C-Bank"	Banking services	5 980	42	42
ZAO Narodnyi telephone Saratov	Communications services	50	50+1 share	50+1 share
ZAO Samara-Telecom	Local telephony services	75	28	28
ZAO Chery Page	Paging communication	114	50	50
others		52		
Associated companies, total (line 142):	-	**6 271**		
Financial investments in other companies		**67 274**		

(line 143):				
Other long-term financial investments (line 144):		**180 349**		
Total at January 01, 2007:		**2 142 353**		
At 31.12.2007				
Subsidiary companies				
ZAO Nizhegorodskaya Sotovaya Svyaz	Cellular communications services	2 621 869	100	100
ZAO Ulyanovsk-GSM	Cellular communications services	62 166	60	60
LLC Nizhegorodskyi Teleservice	Communications services	43 728	100	-
others		10 495		
Subsidiary companies, total (line 141):	-	**2 738 258**	-	-
Associated companies				
ZAO Commercial Bank "C-Bank"	Banking services	5 980	42	42
ZAO Narodnyi telephone Saratov	Communications services	50	50+1 share	50+1 share
ZAO Samara-Telecom	Local telephony services	75	28	28
others		52		
Associated companies, total (line 142):	-	**6 157**	-	-
Financial investments in other entities (line 143):		**67 027**		
Other long-term financial investments (line144)	-	**136 688**		
Total at 31.12.2007:		**2 948 130**		

Change in value of financial investments in authorized capitals of subsidiary, associated and other entities, their value being adjusted to the fair market value in 2007:

10.	Value at 31.12.2006	Value at 31.12.2007	Change in value
Other entities:			
OJSC Savings bank	5 437	6 243	806
Total	5 437	6 243	806

Provision for depreciation of financial investments in authorized capitals of subsidiary, associated and other companies:

11.	Provision at 31.12.2006	Provision established in 2007	Provision spent in 2007	Provision recovered in 2007	Provision at 31.12.2007
Provision for other entities:					
- others	206	3 259	-	88	3 377
Provision, total:	**206**	**3 259**	-	**88**	**3 377**

Revenue received in the form of dividend from financial investments in authorized capitals of subsidiary, associated and other companies is reflected in item "Revenues from participation in other companies" in Income statement, in the amount of 57 678 (in 2006 - 47 074).

According to the Board of directors' decision in April 2007 the Company acquired 3 418 835 ordinary voting shares of OJSC TATINCOM-T for 532 464, thus increasing its equity stake from 50%+1 ordinary voting shares to 100%. The shares were acquired for the purpose of the Company's GSM cellular communications business development strategy implementation and in order to extend the footprint for cellular communications services provision, as well as for the purpose of unified roaming space creation. Entries in shareholder register confirming transfer of ownership of the specified securities were made in April 2007.

In April 2007 the Company and OJSC Joint Stock Commercial Bank "Vyatka-bank" concluded the contract of sale of OJSC Joint Stock Commercial Bank "Vyatka-bank" shares held by the Company. The value of retired shares to the amount of 11 is classified as other expenses and is reflected in item 100 of Income statement. Revenue from the sale amounted to 50 and is reflected in item 90 of Income statement.

In April 2007 the Company and OJSC Joint Stock Commercial Bank "Vyatka-bank" concluded the contract of sale of the Company's share in LLC VYATKASVYAZSERVICE authorized capital. The value of retired share to the amount of 18, as well as the Company's additional expenses for the sale to the amount of 134 are classified as other expenses and are reflected in item 100 of Income statement. Revenue from the sale amounted to 15 and is reflected in item 090 of Income statement.

In August 2007 the Company and LLC EDN Sovintel concluded the contract of sale of ZAO TeleRoss-Samara shares held by the Company. The value of retired shares to the amount of 235 as well as the Company's additional expenses for the shares sale to the amount of 75 are classified as other expenses and are reflected in item 100 of Income statement. Revenue from the sale amounted to 1 228 and is reflected in item 090 of Income statement.

In January 2007 the Company wrote off as losses the investments in ZAO Chery Page in the amount of 114 due to its liquidation.

In September 2007 the Company wrote off as losses the investments in ZAO Digital telecommunications in

the amount of 2 768 due to its liquidation.

In September 2007 the Company wrote off as losses the investments in ZAO Ericsson Svyaz in the amount of 11 and in Mariy-El Joint Stock Commercial Bank "MarPrombank" in the amount of 60 due to their exclusion from the Uniform State Register of Legal Entities.

In November 2007 the Company wrote off as losses the investments in OJSC Zamok Sheremetieva in the amount of 16 due to its liquidation and exclusion from the Uniform State Register of Legal Entities.

According to the resolution of extraordinary general meetings of shareholders of OJSC TATINCOM-T, ZAO RTCOM, ZAO Saratov-Mobile, ZAO Chuvashia Mobile and ZAO Penza Mobile in September 2007, the decision was made on their reorganization in the form of affiliation to ZAO Nizhegorodskaya Sotovaya Svyaz, affiliation contracts and deeds of conveyance between ZAO NSS and 5 aforecited enterprises were approved.

OJSC VolgaTelecom mobile subsidiaries: OJSC TATINCOM-T, ZAO RTCOM, ZAO Saratov-Mobile, ZAO Chuvashia Mobile and ZAO Penza Mobile were excluded from the Uniform State Register of Legal Entities on December 01, 2007. According to ZAO Nizhegorodskaya Sotovaya Svyaz Board of directors' decision ZAO NSS branches were established on the basis of the above-mentioned companies, these branches operate in the territory of Republic of Mordovia, Nizhny Novgorod oblast, Penza oblast, Saratov oblast, Republic of Tatarstan and Chuvashia Republic. Thus since December 01, 2007 a new mobile communications company of the Volga Federal district has started to operate.

Due to cellular communications business restructuring the authorized capital of ZAO Nizhegorodskaya Sotovaya Svyaz was increased to 35 096 by means of ZAO Nizhegorodskaya Sotovaya Svyaz additional shares placement in the amount of 62 263 shares within the authorized shares limit for the purpose of shares conversion of companies being affiliated: Closed Joint Stock Company RTCOM, Closed Joint Stock Company Penza Mobile, Closed Joint Stock Company Chuvashia Mobile, Closed Joint Stock Company Saratov-Mobile and Open Joint Stock Company TATINCOM-T into shares of ZAO Nizhegorodskaya Sotovaya Svyaz.

5.4. Other long-term and short-term financial investments (lines 144 and 250 of balance sheet)

Other long-term financial investments of the Company comprise (line 144):

Company	Type of financial investments	Value at the reporting date	Annual interest rate	Date of repayment
At 01.01.2007				
OJSC Alpha-bank	bills of exchange	1 889	-	November 2009
ZAO Penza Mobile	Accounts receivable acquired through assignment of right of demand	6 022	3,6	2003-2008
ZAO Saratov-Mobile	Accounts receivable acquired through assignment of right of demand	117 972	0,3	2004-2009
ZAO Chuvashia Mobile	Accounts receivable acquired through assignment of right of demand	53 466	4,9	2003-2008
others	loan	1 000	-	November 2008
Line 144 of balance sheet, total		**180 349**	-	-

At 31.12.2007				
OJSC Alpha-bank	bills of exchange	1 889	-	November 2009
ZAO Nizhegorodskaya Sotovaya Svyaz	Accounts receivable acquired through assignment of right of demand	134 799	5-9	20.12.2011
Line 144 of balance sheet, total		**136 688**	-	-

Other short-term financial investments of the Company comprise (line 250):

Company	Type of financial investments	Value at the reporting date	Annual interest rate	Date of repayment
At 31.12.2006				
OJSC RF Savings Bank	shares	5 437	-	-
ZAO Nizhegorodskyi radiotelephone	loan	2 925	13%	20.06.2004
ZAO Ataka visokikh tekhnologiy	loan	475	-	20.12.2006
others	loan	1 000	-	November 2008
Line 250 of balance sheet, total		**9 837**		
At 31.12.2007				
OJSC RF Savings Bank	shares	6 243	-	-
ZAO Nizhegorodskyi radiotelephone	loan	-	13%	20.06.2004
ZAO Ataka visokikh tekhnologiy	loan	-	-	20.12.2006
others	loan	1 000	-	November 2008
Line 250 of balance sheet, total		**7 243**		

Loans granted

In December 2006 the Company acquired debt of subsidiary companies: ZAO Saratov-Mobile, ZAO Penza Mobile, ZAO Chuvashia Mobile from "Vostok Mobile Volga" company for 139 774. Due to ZAO Nizhegorodskaya Sotovaya Svyaz reorganization in the form of affiliation to it of ZAO Saratov-Mobile, ZAO Penza Mobile, ZAO Chuvashia Mobile the accounts receivable are reflected in item 144 "Other long-term financial investments" for ZAO Nizhegorodskaya Sotovaya Svyaz and amount to 134 799.

Change in valuation of financial investments which value was adjusted to the fair market value in 2007:

Company	Type of financial investments	Value at 31.12.2006	Value at 31.12.2007	Change in valuation
OJSC RF Savings Bank	shares	5 437	6 243	806

Provision of depreciation of long-term and short-term financial investments:

	Provision at 31.12.2006	Established provision	Provision spent	Provision recovered	Provision at 31.12.2007
Mariy-El Joint Stock Commercial Bank "MarPrombank" shares	60	-	-	60	-
ZAO Orencard	50	-	-	-	50
LLC Samara payphone	10	-	-	-	10
ZAO Zamok Sheremetieva	17	-	-	17	-
ZAO Ericsson svyaz	11	-	-	11	-
LLC EKAD	58	-	-	-	58
ZAO Ataka visokikh tekhnologiy	-	334	-	-	334
Loan granted to ZAO Nizhegorodskyi radiotelephone		2 925	-	-	2 925
Provision, total:	**206**	**3 259**	-	**88**	**3 377**

Expenses for establishment of provision of long-term and short-term financial investments depreciation are reflected in item 100 "Other expenses". The amount of recovered provision for retired financial investments is classified as the decrease in expenses reflected in item 100 "Other expenses" (in 2006 – 10).

5.5. Deferred tax assets (line 145 of balance sheet)

Flow of deferred tax assets in 2007:

	2007	2006
Balance at the year beginning, total line 145 of balance sheet	276 655	200 918
Created in the reporting period for deducted temporary differences	462 949	553 713
Repaid to reduce tax payments	(506 093)	(477 976)
Written off at retirement of objects for which they were created	-	-
Balance at the year end, total line 145 of balance sheet	**233 511**	**276 655**

5.6. Other non-current assets (line 150 of balance sheet)

	At 31.12.2006	At 31.12.2007
Prepaid expenses for software products acquisition	2 677 124	3 230 737
Advances paid on account of non-current assets acquisition and creation settlements	711 443	494 757
Line 150 of balance sheet, total	**3 388 567**	**3 725 495**

Oracle E-Business Suite software

The Company's expenses for purchase and roll-out of Oracle E-Business Suite software (hereinafter OeBS) which acquisition was approved by the Company's Board of directors in 2003 are reflected as prepaid expenses for software products acquisition:

	2007	2006
Oracle E-Business licenses and expenses for roll-out:		

- at the year beginning	974 974	909 597
- roll-out expenses incurred	339 248	158 660
- written off as operating expenses	(87 271)	(93 283)
- written off as other expenses	(20 896)	-
- at the year end	1 206 055	974 974

In 2007 the Company exploits OeBS as related to arrangement of organizational and personnel records, and of non-current assets accounting.

OeBS complete roll-out is scheduled for years 2008 and 2009.

Since January 2006 the Company charges off OeBS software acquisition and roll-out expenses forming prepaid expenses to current expenses.

The write-off will be carried out to the structure of operating expenses during useful service established within the limits of 10 years.

Amdocs Billing Suite software

The Company's expenses for obtaining licenses for Amdocs Billing Suite software to the amount of 644 632 and expenses for the specified software product roll-out to the amount of 478 051 are reflected as prepaid expenses for software products acquisition and roll-out. At the year beginning the specified expenses amounted to 644 632 and 431 464 accordingly.

Amdocs Billing Suite software purchase was approved by the Company's Board of directors in 2004. Unified computerized settlements system roll-out on the basis of Amdocs Billing Suite platform is scheduled for year 2010.

The expenses for Amdocs Billing Suite software acquisition and roll-out will be charged off to operating expenses after software operation start, proportionally to the implemented modules value throughout the modules' useful service established within the limits of 10 years.

HP OpenView IUM Hewlett-Packard software

The Company's expenses for HP OpenView IUM Hewlett-Packard software purchase for the purpose of data collection and processing system roll-out are reflected as prepaid expenses for software products and data bases acquisition and roll-out:

	At 31.12.2006	**At 31.12.2007**
Value of HP OpenView IUM Hewlett-Packard licenses	352 478	352 478
Roll–out expenses	28 432	43 504
Total:	**380 910**	**395 982**

The software is delivered by ZAO ISG.

The Company transferred its own bills of exchange to the number of 10 pieces to the amount of 464 436 as a security for settlements. The bills of exchange payment is made during the period from 2007 till 2009. The debt on the bills of exchange at the end of 2007 amounted to 336 906.

The Company plans to roll-out the specified software product in full in Q 3-2008.

5.7. Inventories (line 211 of balance sheet)

The value of raw materials, supplies and other similar values net of provision for reduction in value of tangible assets (line 211 of balance sheet):

	At 01.01.2007	**At 31.12.2007**
Cable	141 716	117 799
Spare parts	59 960	45 702

Construction materials	30 455	53 084
Inventory and economic accessories	25 578	20 694
Fuel	6 908	5 194
Supplies transferred for processing to a third party	13 450	4 863
Others	191 172	164 001
Of which: ·		
- expendable materials for cable-line facilities	68 204	55 425
- communications expendable and completion materials	60 875	50 400
- household items	13 885	9 467
- stationery	16 228	16 063
- expendable and completion materials for office appliances	8 929	8 280
- precious metals	6 169	9 054
- recyclable waste	1 750	1 430
- communications services payment cards	5 295	3 536
- others	9 837	10 346
Line 211 of balance sheet, total	**469 239**	**411 337**

Total amount of provision for reduction in value of tangible assets at December 31, 2007 is 3 114, including for cable – 540, for other supplies – 794.

Changes in provision for reduction in value of tangible assets in 2007:

	Provision at 01.01.2007	**Provision established**	**Provision recovered**	**Provision at 31.12.2007**
Provision, total	-	3 114	-	3 114

5.8. Long-term trade receivable (line 231 of balance sheet)

	At 31.12.2006	**At 31.12.2007**
Settlements with buyers on non-core operations	1 223	296
Settlements with buyers on realized assets	63	27
Line 231 of balance sheet, total	**1 286**	**323**

5.9. Short-term trade receivable (line 241 of balance sheet)

	Receivables, total	**Provision for doubtful debts**	**Receivables, less the provision for doubtful debts**
At 01.01.2007			
Settlements with buyers on core operations:			
with natural persons	868 295	108 376	759 919
with state-financed organizations	113 762	12 919	100 843
with profit-making organizations	386 223	82 134	304 089
with telecom operators	831 793	95 072	736 721
with social protection bodies - settlements related to granting privileges to some categories of subscribers	476 036	476 036	-
Settlements with buyers on non-core operations	86 766	21 328	65 438
Settlements with buyers on realized assets	11 715	547	11 168
Total of line 241 of balance sheet at 01.01.2007	**2 774 590**	**796 412**	**1 978 178**
At 31.12.2007			
Settlements with buyers on core operations:			
with natural persons	1 133 170	200 680	932 490
with state-financed organizations	125 389	7 936	117 453

with profit-making organizations	500 749	118 618	382 131
with telecom operators	706 635	164 944	541 691
with social protection bodies - settlements related to granting privileges to some categories of subscribers	55 146	55 143	3
Settlements with buyers on non-core operations	89 503	31 458	58 045
Settlements with buyers on realized assets	6 827	705	6 122
Total of line 241of balance sheet at 31.12.2007	**2 617 419**	**579 484**	**2 037 935**

Increase in accounts receivable at December 31, 2007 compared to January 01, 2007 is connected with growth in the Company's monthly revenues.

Decrease in the provisions for doubtful debts is connected with debt repayment of social protection bodies with respect to settlements on granting privileges to some categories of subscribers.

Social protection bodies' debt on settlements related to granting privileges to some categories of subscribers amounts to 2% of the total sum of accounts receivable of buyers (17,2% at January 01, 2007). The specified accounts receivable occurred in the period before January 2005; in January 2005 article 47 of Federal law No 126-ФЗ of 07.07.2003 "On communications" came into effect thus changing the procedure of granting privileges to natural persons at services provision to them by communications companies. Prior to January 2005 communications services users having right to privileges paid 50% of these services price themselves, and the remaining 50% were to be reimbursed from the federal budget.

In 2007 Company recovered 321 977 from the federal budget as repayment of the specified debt.

In 2008 the Company is planning to continue to recover debt from social protection bodies while receiving enforcement orders and their sending to RF Ministry of Finance. In December 2007 the Company assessed the probability of repayment of accounts receivable on settlements connected with granting privileges to some categories of subscribers, and taking into account possible debt repayment by judicial means accrued provision for doubtful debts in the amount of 55 143.

Changes in provision for doubtful debts of trade receivable in 2007:

	Provision at 01.01.2007	Provision established	Provision spent	Provision recovered	Provision at 31.12.2007
Provision, total	796 412	338 230	82 897	472 261	579 484

5.10. Other accounts receivable the payments on which are expected within 12 months after the reporting date (line 243 of balance sheet)

	At 01.01.2007	At 31.12.2007
Taxes and dues settlements	460 840	191 930
Settlements for social insurance and security	12 512	11 837
Settlements with personnel for remuneration of labor	151	230
Settlements with accountable persons	1 967	2 466
Settlements with personnel for other operations	5 468	3 205
Settlements with trustees (commission agents, agents)	60 539	59 626
Property and personal insurance settlements	18	1 005
Claims settlements	6 169	10 927
Due revenues settlements	5 875	2 042
Other settlements	87 302	344 039
Of which:		
- settlements on compensation for losses from universal services provision	-	269 266
- settlements on reimbursement of expenses for public utility and power supply services	19 893	15 483

- settlements with non-government pension fund	16 345	-
- settlements on inadequacies and losses from values deterioration	15 946	21 133
- own litigation expenses compensated by other party according to court judgment	2 274	2 778
- settlements with trustors	910	2 937
- others	31 934	32 442
Total other debtors, ignoring the provision	**640 841**	**627 307**
Provision, total	**(22 498)**	**(35 268)**
Line 243 of balance sheet, total	**618 342**	**592 039**

Other accounts receivable are shown less the provision for doubtful debts.

Changes in doubtful debts provision for other accounts receivable:

	Provision at 01.01.2007	Provision established	Provision spent	Provision recovered	Provision at 31.12.2007
Provision, total	22 498	20 300	3 683	3 847	35 268

5.11. Authorized capital (line 410 of balance sheet)

Authorized capital amounts to 1 639 765 and consists of ordinary and preferred A type shares with par value of RUR 5 each:

Type of shares	Number of shares outstanding (thousand of shares)	Total par value
Ordinary	245 970	1 229 848
Preferred	81 983	409 917
Line 410 of balance sheet, total	**327 953**	**1 639 765**

Stockholders	Equity stake in authorized capital, %	Ordinary shares		Preferred shares	
		Quantity (thousand shares)	%	Quantity (thousand shares)	%
Legal entities, total:	92,1	237 258	96,5	64 724	79,0
- OJSC Svyazinvest	38,0	124 634	50,7	-	-
- entities holding more than 5% of authorized capital	46,5	92 653	37,7	59 821	73,0
Of which:					
ING Bank (Eurasia)ZAO	22,1	43 709	17,8	28 583	34,9
ZAO Depositary-clearing company	15,5	28 763	11,7	22 107	27,0
Non-profit partnership National depositary center	8,9	20 181	8,2	9 131	11,1
- other entities	7,6	19 971	8,1	4 903	6,0
Natural persons, total	7,9	8 712	3,5	17 259	21,0
Total	**100**	**245 970**	**100**	**81 983**	**100**

At December 31, 2007 the Company's authorized capital is completely paid.

Preferred shares do not grant the right to vote, except for the cases provided for in the Company's Articles of association and by the Russian Federation current legislation. Total dividend on each preferred A type share is established in the amount of 10% of the Company's net profit based on the results of the last fiscal year

divided by the number of shares accounting for 25% of the Company's authorized capital. However, if the dividend paid by the Company on each ordinary share in a certain year exceeds the dividend to be paid on each preferred A type share, the preferred dividend should be increased up to the size of dividend paid on ordinary shares.

Dividend is paid from the Company's profit after tax (net profit of the Company).

In October 1997 the deposit agreement was concluded by and between the Company and Bank of New York, this agreement provided for ordinary stock depositing for the purpose of American Depositary Receipts (ADR) issue. In April 2002 the agreement was revised as related to replacing Bank of New York by JPMorgan Chase bank as depositary bank. Each depositary receipt corresponds to two ordinary shares of the Company.

According to order No 04-1232/пз-н of 15.12.2004 of Russia's Federal Financial Markets Service the permission was obtained for the Company's ordinary shares circulation outside the Russian Federation in the form of ADR to the number of 65 673 880 pieces.

At December 31, 2007 14 481 559 ADR are issued (at January 01, 2007 – 18 893 631 ADRs) and 28 963 118 ordinary shares are deposited (at January 01, 2007 – 37 787 262) which represented 11,8% (at January 01, 2007- 15,4%) of the total number of issued ordinary shares.

Changes in registered ADRs in 2006-2007:

	ADRs (quantity)	Equivalent quantity of ordinary shares	Ordinary shares, %	Authorized capital, %
01.01.2006	**22 194 858**	**44 389 716**	**18,1%**	**13,5%**
year 2006 decrease	(3 301 227)	(6 602 454)		
01.01.2007	**18 893 631**	**37 787 262**	**15,4%**	**11,5%**
year 2007 decrease	(4 412 072)	(8 824 144)		
31.12.2007	**14 481 559**	**28 963 118**	**11,8%**	**8,8%**

At present ADRs are traded at the following stock exchanges:

Stock exchange	CUSIP (WKN)	ADR ticker	ISIN
OTC USA	928660109	VLGAY	-
Frankfurt Stock Exchange (FSE)	910415	NZH	US9286601094
Berlin Stock Exchange (BerSE)	910415	NZH	US9286601094

5.12. Dividend

In 2007 it was declared in accordance with General shareholders meeting resolution to pay dividend for the year ended December 31, 2006 in the amount of RUR 1,5776 per ordinary share and RUR 2,9928 per preferred share.

Dividend due was:

Shares	Quantity of shares (pieces)	Dividend per share (RUR)	Total dividend (RUR)
For 2006			
Preferred shares	81 983 404	2,7583	226 134 823
Ordinary shares	245 969 590	1,4744	362 657 563
Total	**327 952 994**		**588 792 386**
For 2007			
Preferred shares	81 983 404	2,9928	245 359 931
Ordinary shares	245 969 590	1,5776	388 041 625
Total	**327 952 994**		**633 401 556**

The accompanying financial statements reflect the reduction of retained earning by dividend amount for 2006. Dividend for 2007 is proposed by the Board of directors for approval at shareholders' annual general meeting and is not reflected in financial statements. It will be classified as the use of retained earnings during the year ending December 31, 2008 after its approval at the annual general meeting of the Company's shareholders.

5.13. Credits and loans (lines 510 и 610 of balance sheet)

	Long-term (lines 511 and 512 of balance sheet)		**Short-term (lines 611 and 612 of balance sheet)**	
	31.12.2006	**31.12.2007**	**31.12.2006**	**31.12.2007**
Credits, total (lines 511 and 611 of balance sheet):	**320 000**	**2 300 000**	**1 318 926**	**2 411 887**
Of which:				
RF Savings Bank		800 000	600 111	1 332 594
Gazprombank Joint-Stock bank ZAO	-	-	440 349	-
ZAO UniCreditBank	320 000	-	278 466	1 078 985
OJSC Vneshtorgbank	-	1 500 000		308
Loans total (reflected in lines 512 and 612 of balance sheet):	**287 237**	**202 550**	**67 458**	**89 441**
Of which:				
Vnesheconombank	132 965	103 278	33 238	34 441
Department of Finance of Penza oblast		-	2 220	-
Fund Sozidanie	154 272	99 272	32 000	55 000
Bonded loans (reflected in items 512 and 612 of balance sheet)	**8 358 098**	**4 898 735**	**54 634**	**3 513 322**
Lines 510 and 610 of balance sheet, total	**8 965 335**	**7 401 285**	**1 441 018**	**6 014 650**

Key borrowers

	Long-term debt		**Short-term debt**		**Interest rate**
Name	**31.12.2006**	**31.12.2007**	**31.12.2006**	**31.12.2007**	
Credits of banks					
- OJSC Vneshtorgbank (credit debt – 1 500 000, period of repayment – years 2009-2012)	-	1 500 000	-	308	7,5
- OJSC JSCB Savings bank (credit debt – 2 130 000, period of repayment – years 2008-2009, security – 1 459 203)	-	800 000	-	1 332 594	7,4 - 7,9
- ZAO UniCreditBank (credit debt – 1 077 500, period of repayment - 2008, security – 920 001)	320 000	-	278 466	1 078 985	7,5 - 7,7
Other loans					
Vnesheconombank (loan debt – Euro 3 832 640), period of repayment – years 2009-2011, security – 388 559)	132 965	103 278	33 238	34 441	2

Republican fund Sozidanie	154 272	99 272	32 000	55 000	-

The Company's expenses related to raising and using loans and credits are charged to:

	2007	2006
Other expenses (line 100 of Income statement)	831 375	735 967
Investment assets value (line 130 "Capital expenditures" of balance sheet)	33 516	23 946
Total:	**864 891**	**759 913**

Short-term debt (lines 611 and 612 of balance sheet)

Borrowings from the Russian Federation Ministry of Finance

In 1995-1996 the Russian Federation Ministry of Finance granted long-term financing to the Company for the purpose of buying telecommunications equipment from various foreign suppliers.

In December 2006 the Company concluded amicable agreement with the Russian Federation Ministry of Finance, the terms and conditions of the agreement provided for debt settlement by means of its restructuring with concurrent writing-off of the debt in the amount of penalty interest charged due to untimely fulfillment of monetary obligations. The restructured debt settlement (payment) will be made annually by equal shares till January 01, 2012.

At December 31, 2007 the total amount of restructured debt to the Russian Federation Ministry of Finance is 137 719 (Euro 3 832 640), including short-term part of the loan 34 426 (Euro 958 055). Interest on restructured debt is charged in the amount of 2% per annum and is subject to payment annually, not later than December 31of the relevant year.

In order to secure liabilities under amicable agreement the Company concluded the contract of pledge of property with the Russian Federation Ministry of Finance for the total collateral value of 388 559.

Credits (line 611 of balance-sheet)

Savings bank

Short- term debt to Savings bank is presented mainly by ruble credits raised in 2007. The date of repayment is 2008. The credit rate amounts to 7,4 -7,9% annually. At December 31, 2007 the debt amounted to 1 332 594. The security for the specified credits is property, plant and equipment to the amount of 643 803.

UniCreditBank

Short-term debt to UniCreditBank is presented by ruble credits raised in 2006-2007. The dates of credit repayment are 2008. The credit rate amounts to 7,5 -7,7% annually. At 31.12.2007 the debt was 1 078 985. The security for the specified credits is property, plant and equipment to the amount of 920 001.

Long-term debt (lines 511 and 512 of balance sheet)

Loans (line 512 of balance sheet)

Bonded loans

On November 22, 2005 OJSC VolgaTelecom Board of directors made the decision on the approval of the start date of placing inconvertible interest bearing certified bearer bonds of BT-2 and BT-3 series with obligatory centralized custody – December 6, 2005. The issues of OJSC VolgaTelecom inconvertible interest bearing certified bearer bonds with obligatory centralized custody of BT-2 and BT-3 series are registered on November 10, 2005 by the resolution of Federal Financial Markets Service of Russia. The state registration number of the issue of bonds of BT-2 series is 4-44-00137-A; of BT-3 series is 4-45-00137-A.

The bonded loans were placed on December 6, 2005 at stock exchange MICEX by means of public offering. The bonds maturity is 5 years.

Issues identification features:

BT-2 series. Inconvertible interest bearing certified bearer bonds with obligatory centralized custody of BT-2 series to the number of 3 000 000 (Three million) pieces, the par value of each bond is RUR 1000 (One thousand). The total amount of the issue is RUR three billion. The 1-st coupon of BT-2 series loan is defined in the amount of 8,20% annually. Effective yield to maturity – 8,37% annually.

The Bonds are repaid in stages by installments during the following periods:

- on the 1092-nd day since the offering start date each Bond is repaid partially in the amount of 20% of the issue par value;
- on the 1274-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue par value;
- on the 1456-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue par value;
- on the 1638-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue par value;
- on the 1820-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue par value.

BT-3 series. Inconvertible interest bearing certified bearer bonds with obligatory centralized custody of BT-3 series to the number of 2 300 000 (Two million three hundred thousand) pieces, the par value of each bond is RUR 1000 (One thousand). The total amount of the issue is RUR two billion three hundred million. The 1-st coupon of BT-3 series loan is defined in the amount of 8,50% annually. Effective yield to maturity – 8,68 % annually.

The Bonds are repaid in stages by installments during the following periods:

- on the 1092-nd day since the offering start date each Bond is repaid partially in the amount of 20% of the issue par value;
- on the 1274-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue par value;
- on the 1456-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue par value;
- on the 1638-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue par value;
- on the 1820-th day since the offering start date each Bond is repaid partially in the amount of 20% of the issue par value.

Bonds of BT-2 series provide for the offer which allows the bonds holders to present them to the Company on December 04, 2008.

On June 06, 2006 the Company met the obligation on the first coupon payment on BT-2 and BT-3 series bonds. Total amount of coupon payment on BT-2 bonds was 122 670. The amount of coupon payment charged per a bond – RUR 40,89. Total amount of coupon payment on BT-3 bonds was 97 474. The amount of coupon payment charged per a bond – RUR 42,38. The obligation is met in the term provided for by the Decision on the issue and the Prospectus for bond issue.

On December 05, 2006 the Company met the obligation on the second coupon payment on BT-2 and BT-3 series bonds. Total amount of coupon payment on BT-2 bonds was 122 670. The amount of coupon payment charged per a bond – RUR 40,89. Total amount of coupon payment on BT-3 bonds was 97 474. The amount of coupon payment charged per a bond – RUR 42,38. The obligation is met in the term provided for by the Decision on the issue and the Prospectus for bond issue.

On June 05, 2007 the Company met the obligation on the third coupon payment on BT-2 and BT-3 series bonds. Total amount of coupon payment on BT-2 bonds was 368 010. The amount of coupon payment charged per a bond – RUR 40,89. Total amount of coupon payment on BT-3 bonds was 292 422. The amount of coupon payment charged per a bond – RUR 42,38. The obligation is met in the term provided for by the Decision on the issue and the Prospectus for bond issue.

On December 4, 2007 the Company met the obligation on the forth coupon payment on BT-2 and BT-3 series bonds. Total amount of coupon payment on BT-2 bonds was 490 680. The amount of coupon payment charged per a bond – RUR 40,89. Total amount of coupon payment on BT-3 bonds was 389 896. The amount of coupon payment charged per a bond – RUR 42,38. The obligation is met in the term provided for by the Decision on the issue and the Prospectus for bond issue.

On September 12, 2006 the Company placed 3 000 000 (Three million) inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory centralized custody (state registration number 4-46-00137-A of 06.06.2006), the par value of each bond is RUR 1000 (One thousand). State registration of the report on the securities issue results was conducted by Russia's FFMS on October 19, 2006.

The bonds have 28 (twenty eight) coupons. The first coupon payment is made on the 91-st (ninety first) day since the date of the bond offering beginning, other coupon payments are made in every 91 day. The coupon is defined in the amount of 7,99 % per annum. The first 20% of the par value of the issue bonds are subject to repayment on the 1820-th day since the date of the bond offering start; the second 20% of the par value of the issue bonds are subject to repayment on the 2002-nd day since the date of the bond offering start; the third 20% of the par value of the issue bonds are subject to repayment on the 2184-th day since the date of the bond offering start; the fourth 20% of the par value of the issue bonds are subject to repayment on the 2366-th day since the date of the bond offering start, the fifth 20% of the par value of the issue bonds are subject to repayment on the 2548-th day since the date of the bond offering start.

The funds received from the issue of BT-4 series bonds will be allocated for the following purposes:

Intended use	**Amount, RUR**
Credit portfolio restructuring for the purpose of its replacing by cheaper means of bonded loan	2 355 150 000
Investment activity expenses according to investment plan of 2006	330 531 549
Long-term financial investments (purchase of shares of ZAO Penza Mobile, Chuvashiya Mobile, Saratov Mobile)	313 748 451
Fee for BT-4 series bonded loan	570 000

Issued bonds of BT-4 series provide for the offer which allows the bonds holders to present them to the Company on September 10, 2009.

On December 12, 2006 the Company met the obligation on the first coupon payment on BT-4 series bonds. Total amount of coupon payment was 59 760. The amount of coupon payment charged per a bond – RUR 19,92. The obligation is met in the term provided for by the Decision on the issue and the Prospectus for bond issue.

On March 13, 2007 the Company met the obligation on the second coupon payment on BT-4 series bonds. Total amount of coupon payment was 59 760. The amount of coupon payment charged per a bond – RUR 19,92. The obligation is met in the term provided for by the Decision on the issue and the Prospectus for bond issue.

On June 13, 2007 the Company met the obligation on the third coupon payment on BT-4 series bonds. Total amount of coupon payment was 59 760. The amount of coupon payment charged per a bond – RUR 19,92. The obligation is met in the term provided for by the Decision on the issue and the Prospectus for bond issue.

On September 11, 2007 the Company met the obligation on the fourth coupon payment on BT-4 series bonds. Total amount of coupon payment was 59 760. The amount of coupon payment charged per a bond – RUR 19,92. The obligation is met in the term provided for by the Decision on the issue and the Prospectus for bond issue.

On December 11, 2007 the Company met the obligation on the fifth coupon payment on BT-4 series bonds. Total amount of coupon payment was 59 760. The amount of coupon payment charged per a bond – RUR 19,92. The obligation is met in the term provided for by the Decision on the issue and the Prospectus for bond issue. The total coupon payment on BT-4 series bonds was made in the amount of 298 800.

Credits (line 511 of balance sheet)

Savings Bank

Long-term debt to Savings bank under credits is represented mainly by ruble credits raised in 2007. The repayment date is 2009. Credit rate is 7,4 -7,7% annually. At December 31, 2007 the debt was 800 000. The security for these credits are property, plant and equipment to the amount of 815 401.

Vneshtorgbank

Long-term debt to Vneshtorgbank under credits is represented mainly by ruble credits raised in 2007. The repayment date of credits is 2012. Credit rate is 7,5% annually. At December 31, 2007 the debt was 1 500 000. The security is not provided for these credits.

The schedule of long-term credits and loans repayment at December 31, 2007:

	Credits, total line 511 of balance sheet	Bonded loans	Other loans	Line 510 of balance sheet, total
In 2009	800 000	3 955 810	90 546	4 846 356
In 2010	-	920 000	67 546	987 546
In 2011	-	22 925	44 458	67 383
In 2012	1 500 000	-	-	1 500 000
After 2012	-	-	-	-
Total	**2 300 000**	**4 898 735**	**202 550**	**7 401 285**

5.14. Deferred tax liabilities (line 515 of balance sheet)

Flow of deferred tax liabilities in 2007:

	2007	2006
Balance at the year beginning, line 515 of balance sheet, total	**1 019 123**	**712 558**
Generated in the reporting period for deductible temporary differences	442 164	349 845
Repaid to decrease tax payments	(50 528)	(42 741)
Written off at the retirement of objects for which they have been generated	(1 481)	(539)
Balance at the year end, line 515 of balance sheet, total	**1 409 278**	**1 019 123**

5.15. Other non-current liabilities (line 520 of balance sheet)

	At 01.01.2007	At 31.12. 2007
Accounts payable on lease payments	884 179	467 377
Settlements with vendors and contractors	336 906	151 449
Line 520 of balance sheet, total	**1 221 085**	**618 826**

Compared to the previous year the long-term accounts payable decreased by 602 259, which is mainly connected with debt repayment under lease contracts.

5.16. Accounts payable (lines 621, 622, 625 and 626 balance-sheet)

Settlements with vendors and contractors (line 621 of balance sheet):

	At 01.01.2007	At 31.12.2007
Settlements on current lease payments	1 461 437	416 751
Settlements with vendors and contractors on property, plant and equipment acquisition and construction	1 172 734	1 141 847
Settlements with vendors and contractors on software products acquisition	193 321	284 838
Settlements with communication services providers:	419 721	285 661
Operating performance settlements with vendors and contractors	287 884	401 144
Total line 621 of balance sheet	**3 535 097**	**2 530 241**

Settlements of received advances (line 622 of balance sheet):

	At 01.01.2007	At 31.12.2007
Settlements of advances received on core business:	325 564	381 129
- advances of natural persons	105 874	135 421
- advances of state-financed organizations	52 780	62 960
- advances of profit-making organizations	118 755	106 433
- advances of communication services providers	10 561	28 687
- advances of communications services payment cards sale	37 594	47 628
Settlements of advances received on non-core operations and realized assets	8 996	21 002
Total line 622 of balance sheet	**334 560**	**402 131**

Budget settlements on taxes and dues (line 625 of balance sheet):

	At 31.21.2006	At 31.12.2007
Property tax settlements	117 547	144 287
Natural persons income tax settlements	10 322	21 756
Settlements on other taxes	5 931	6 831
Income tax settlements	53	8 548
VAT settlements	-	2
Total line 625 of balance sheet	**133 853**	**181 424**

The increase in liabilities to the budget as regards property tax is related to the increase in property, plant and equipment commissioning.

In 2007 there were no Company's liabilities as regards taxes and dues repaid by non-monetary means. There is no overdue debt on taxes and dues at the date of the statements signing.

Other accounts payable (line 626 of balance sheet):

	At 01.01.2007	At 31.12.2007
Universal servicing reserve settlements	44 688	61 572
Settlements with trustors (consigners, principals)	77 552	318 698
Settlements with accountable persons	296	427
Settlements with personnel under other operations	733	1 020
Settlements with different creditors:	152 857	79 949
- Settlements on deposit money	4 732	8 064
- Deferred VAT settlements	98 668	25 205
- Property and personal insurance settlements	6 125	227
- Claims settlements	368	54
- Other settlements	42 964	46 399
Total line 626 of balance sheet	**276 126**	**461 666**

Compared to 2006 accounts payable grew by 185 540, which is mainly connected with increase in settlements with trustors (consigners, principals).

5.17. Deferred revenues (line 640 of balance sheet)

	At 31.12.2006	At 31.12.2007
Budgetary funds of target financing, total	294	283
Of which:		
- preparedness activity and maintenance of mobilization designation reserve	11	-
- budgetary funds in the form of money for other purposes	283	283
Target financing funds (except for budgetary funds)		
Deferred revenues, total	234 967	220 950
Of which:		
- uncompensated receipts	108 893	121 238
- other deferred revenues	126 074	99 712
Of which:		
- target financing funds	81 038	52 780
- others	45 036	46 932
Total line 640 of balance sheet	**235 261**	**221 233**

5.18. Costs to be incurred provision (line 650 of balance sheet)

	At 31.12.2006	Charged	Spent	Charged off to other revenues	At 31.12.2007
Provision for coming vacation pay	225 782	605 407	587 159	1 841	242 189
Provision for remuneration payment based on year results	143 561	210 174	137 743	12 880	203 112
Other provisions	290 266	1 144 456	1 261 407	6 893	166 422
- provision for special bonus payment	142 214	197 290	314 570	723	24 211
- provision for payment of monthly bonus	95 316	753 517	754 488	3 100	91 245
- provision for quarterly bonus payment	39 700	147 982	138 958	2 444	46 280
- other provisions	13 036	45 667	53 391	626	4 686
Total line 650 of balance sheet	**659 609**	**1 960 037**	**1 986 309**	**21 614**	**611 723**

The Company's expenses to the amount of established provisions of costs to be incurred are charged to:

	2007	2006
- operating expenses	1 892 337	2 167 701
- other expenses	25 959	34 694
- investments assets value	41 741	30 221
Total:	**1 960 037**	**2 232 616**

5.19. Other current liabilities (line 660 of balance sheet)

	At 31.12.2006	Charged	Spent	Charged off to other revenues	At 31.12.2007
Provision for contingent liabilities relative to staff reduction	17 570	9 484	11 133	4 900	11 021

Other provisions	101 313	2 036	61 906	39 407	2 036
- provisions for settlements with operators	63 371	527	24 364	39 007	527
- other provisions	37 942	1 509	37 542	400	1 509
Total line 660 of balance sheet	**118 883**	**11 520**	**73 039**	**44 307**	**13 057**

The Company's expenses to the amount of established provisions for contingent liabilities are charged to:

	2007	2006
- operating expenses	10 005	79 872
- other expenses	1 515	37 923
Total:	**11 520**	**117 795**

Provision for contingent liabilities relative to staff reduction

In December 2006 the Company established provision for contingent liabilities on compensation payment to the employees notified of forthcoming redundancy at December 31, 2006. The amount of provision was 17 570. In 2007 the Company recognized liabilities earlier recognized as contingent, with respect to employees dismissed in 2007, to the amount of 11 133. In December 2007 the Company established provision on compensation payment to employees who were notified on forthcoming staff reduction at December 31, 2007. Expenses for the provision establishment amounted to 9 484 and were charged to operating expenses.

12. Notes to essential items of Income statement

6.1. Operating revenues (line 010 of Income statement)

Proceeds from sales of goods, products, services provision, and works carrying-out (less VAT, excise taxes and similar mandatory payments):

	2007	2006
Intrazonal telephony services	4 824 032	3 567 562
Local telephony services	11 197 100	10 354 689
Mobile radio telephony, wire broadcasting, radio broadcasting, and TV services	621 907	542 983
Mobile radio telephony (cellular) services	376 728	350 444
Telegraphy, data transmission and telematic services	3 253 060	2 163 240
Connection and traffic transit services	3 599 538	3 375 481
Agency services	589 502	670 458
Other services on core operations	14 963	12 570
Revenues from assets renting	256 115	239 524
Other non-operating revenues:	429 799	414 291
Total line 010 of Income statement	**25 162 745**	**21 691 242**

Intrazonal telephony services

Gain in intrazonal telephony revenues in 2007 amounted to 1 256 470 or 35,2%. Growth in revenues was caused by a full year of applying new procedure of settlements for traffic initiated from fixed-line phones of geographical numbering zones' codes to mobile communications networks. Order of FST No123-c/1 of 19.06.2006 established the Company's tariffs on a minute of call initiated from Operator's network of ABC geographical numbering zones to DEF operator network, at the price of RUR 1,5 within the limits of oblast

center and at zonal tariffs beyond one populated locality. Prior to July 01, 2006 traffic within oblast center was rated at local phone call price (within the range of 11-20 kopecks per minute).

At 2007 year-end intrazonal traffic from fixed-line telephony users achieved 2 488 198 thousand minutes, which exceeds 2006 year level by 37,9%. In 2007 intrazonal traffic to subscribers of mobile communications networks grew twofold vs. 2006 and in the reporting period amounted to 1 666 729 thousand minutes or 67% of the total intrazonal traffic from fixed-line telephony users.

Local telephony services

In 2007 revenues from local telephony services provision to subscribers - natural persons amounted to 8 533 518 (in 2006 - 7 818 093) including:

- 4 786 505 - by tariff schedule with subscriber's fee system of payment;
- 2 464 337 - by tariff schedule with time-based billing;
- 906 724 - by tariff schedule with hybrid payment system.

Revenues from local telephony services provision to subscribers - legal entities amounted to 2 663 582 (in 2006 - 2 536 596), including:

- 1 162 369 - by tariff schedule with time-based billing.

The main factor that has influenced the gain in local telephony revenues in 2007 was the increase in tariffs for the specified service.

Connection and traffic transit services

The Company's revenues from connection services provision in 2007 were 279 373 (in 2006 – 297 258), including:

- as related to payments for connection point arrangement – 13 200 (in 2006 – 24 200);
- as related to payments for connection point servicing – 266 173 (in 2006 – 273 058).

The Company's traffic transit revenues in 2007 were 3 320 165, including amounts received as compensation bonus 417 872 (in 2006 - 3 078 223 and 498 252 accordingly).

Services supporting DLD and ILD communications service provision by DLD and ILD communications services providers (agency services)

The Company's revenues from agency services rendered under contract with OJSC Rostelecom amounted to 586 576 (in 2006 – 670 264), under contracts with other operators – 2 926 (in 2006 – 194).

Telegraphy, data transmission and telematic services

The Company's revenues from telegraphy, data transmission and telematic services in 2007 were 3 253 061 (in 2006 – 2 163 240), including:

- 3 123 941 - from data transmission and Internet access services (in 2006 – 2 019 886);
- 99 624 - from telegraphy services (in 2006 – 122 217);
- 29 496 - from other telematic services (in 2006 – 21 138).

The main factor that had impact on increase in Internet access and data transmission networks revenues is the growth in the number of dedicated Internet access users.

The main reason for decrease in telegraphy services revenues is the decrease in the scope of rendered services.

Comparative data on revenues for 2006

In 2007 the Company changed presentation format of information about earned revenues:

Data for 2006 as previously reported			Data for 2006 as restated
Services	**Amount**	**Amount**	**Services**
Intrazonal telephony	3 567 562	3 567 562	Intrazonal telephony services
Urban and rural telephony	10 354 689		Local telephony services
Universal services	-	10 354 689	Including universal services
Mobile radiotelephony, radio broadcasting, TV, satellite communications	199 683		Mobile radiotelephony, wire broadcasting,
Wire broadcasting	343 300	542 983	radio broadcasting, TV services
Mobile radiotelephony (cellular communications)	350 444	350 444	Mobile radiotelephony (cellular communications) services
Recording communications	2 203 541	2 163 240	Telegraphy, data transmission and telematic services
Connection and traffic transit services	3 335 180	3 375 480	Connection and traffic transit services
Services supporting DLD and ILD communications services provision by providers of DLD and ILD communications services	670 458	670 458	Agency services
Other communication services (core operations)	12 570	12 570	Other services on core operations
Revenues from other realization (non-core operations)	653 815	239 524	Revenues from assets renting
		414 291	Other non-operating revenues

In statements for 2006 the Company reflected universal services revenues separately from local telephony revenues. In 2007 universal services revenues were included in local telephony revenues, as universal services are in fact local telephony services, which special conditions of provision are provided for by concluded contracts on universal services provision.

Wire broadcasting revenues in 2007 were charged to revenues from mobile radiotelephony, wire broadcasting, radio broadcasting, and TV services.

In statements for 2006 item "Recording communications" comprised revenues from telegraphy, data transmission, telematic services, Internet access provision, and IP-telephony services. In 2007 the Company changed this revenue item name to "Telegraphy, data transmission and telematic services".

In 2007 revenues from assets renting are reflected as a separate item. In 2006 the specified revenues were charged to "Revenues from other realization".

6.2. Operating expenses (line 020 of Income statement)

Expenses for the sale of products, goods, services provision, carrying-out of works:

	2007	2006
Salaries expense	5 986 699	6 121 456
Deductions to social insurance	1 384 775	1 461 245
Property, plant and equipment depreciation	3 490 255	2 862 101
Material costs, including electric power	1 905 294	1 941 508
Expenses for carriers' services (except for OJSC Rostelecom)	2 739 541	1 494 155

Expenses for OJSC Rostelecom services	75 229	130 126
The services of outside entities	1 500 297	1 314 649
Allocations to universal servicing reserve	240 538	163 693
Taxes and dues included in operating expenses	29 181	28 599
Other operating expenses	1 338 673	1 067 151
Of which:		
Expenses for agency services	274 710	113 580
Expenses for software and data bases	208 206	165 394
Expenses for non-government retirement insurance for the benefit of employees	200 909	196 210
Business trip expenses	82 583	78 390
Property insurance expenses	53 125	62 626
Expenses for payments to the Board of directors, members of the Management board, the Auditing committee	40 064	48 140
other	479 076	402 811
Rent payment	255 176	229 660
Acquisition value of goods	115 516	145 142
Total line 020 of Income statement	**19 061 174**	**16 959 485**

Expenses for carriers' services

The Company bears expenses on payment of connection and traffic transit services rendered by telecommunication operators which networks are connected to the Company's network. The procedure of networking and settlements between the Company and connected operators is defined by Federal law "On communications", and also by regulations of the Russian Federation Government №161 of March 28, 2005 and № 627 of 19.10.2005.

The payment of above-mentioned services is made as per the prices defined by terms and conditions of contracts between the parties.
The Company's expenses for traffic transit services in 2007 were 1 961 767 (in 2006 - 935 898).

Significant increase was triggered by change of procedure of carried traffic settlements with operators since July 01,2006. The Company makes payments for the output traffic from its network terminated at other operators' network, as well as payments for Internet traffic bandwidths, for equipment rent. The share of traffic transit expenses in the prime cost grew vs. the prior year by 4,8%. In 2007 traffic transit expenses were 1 961 766, the gain amounted to 1 026 572 or 109,8%.

The main factors that have influenced the increase in expenses for settlements with operators in 2007:

- advanced consumer demand for Internet broadband access services (increase in the number of broadband access users by factor of 2,9 for the year and in used traffic – by factor of 2,3),
- intrazonal traffic from fixed-line communications network users to mobile communications network subscribers has grown twofold vs. 2006.

In 2007 the Company's expenses for connection services amounted to 82 664 (in 2006 – 57 486).

Expenses for OJSC Rostelecom services

The Company pays to OJSC Rostelecom for the services of call termination at the network of other carriers, in case when call initiation is made from mobile radiotelephone communications network belonging to the Company. These expenses in 2007 amounted to 2 345 (in 2006 – 6 599).

In 2007 the Company's expenses for connection services rendered by OJSC Rostelecom amounted to 45 458 (in 2006 – 44 702).

In 2007 expenses for DLD and ILD telephony services rendered to the Company were 7 240 (in 2006 – 13 411).

Expenses for universal services provision

In 2007 the Company's expenses for universal services provision were 324 671, including operating expenses 291 776, taxes and other mandatory payments not included in operating expenses - 14 584, other expenses, including related to payment for lending institutions' services, interest for the use of money resources - 18 311.

The share of salaries expenses in operating expenses was 19,7%, amortization expenses – 39,3%, material expenses – 30%.
Loss from universal services provision for the 1-st half of 2007 was 53 162, of which 50 812 was compensated.
Loss from universal services provision using payphones which is expected to be indemnified for 2007 amounted to 320 078.

6.3. Other revenues and expenses (lines 090 and 100 of Income statement)

Other revenues (line 090 of Income statement):

	2007	2006
Compensation for losses on universal services provision	320 078	-
Revenues from sale and other retirement of other assets	51 160	31 524
Revenues from sale and other retirement of property, plant and equipment	88 069	93 242
Revenues from reestablishment of provision for doubtful debts	103 098	335 800
Revenues from reestablishment of provision for securities depreciation	-	10
Revenue from quoted securities price appreciation	806	-
Fines, late payment interests, forfeit penalties for infringement of contracts terms and conditions, receipts in reimbursement of caused damages	88 335	93 430
Past years profit detected in the reporting year	171 577	177 776
Foreign exchange differences under assets and liabilities to be paid in foreign currency	483	310
Foreign exchange differences under assets and liabilities to be paid in rubles	16 500	7 275
Revenues from debt amortization of accounts payable	54 402	99 786
Deferred revenues write off	24 747	24 885
The value of property detected by inventory results	7 048	5 522
Revenues as consequence of contingencies	13	123
Other revenues	84 775	30 710
Of which:		
reestablishment of provisions	65 921	415
received commission for guarantee, compensation for losses	9 200	-
revenues from materials recognition	3 408	1 817
revaluation of debt to Vnesheconombank	-	15 387
receipts of property due to property, plant and equipment retirement	-	4 614
revenues from bonded loan	1 712	2 475
VAT refund	-	1 476
accounts receivable incomings	104	1 306
revenues from deferred tax liabilities write-off	1 481	539
others	2 949	2 681
Total line 090 of Income statement	**1 011 091**	**900 393**

Compensation for losses on universal services provision

In 2007 compensation for losses caused by universal services provision was reflected as other revenues , this compensation being received from universal servicing reserve in the amount of 50 812 (for the services rendered in the first half of 2007).

Compensation for losses for the 1-st half of 2007 was received on the basis of decision of Federal Agency of Communications No 242 of September 11, 2007.

Compensation for losses for the second half of 2007 was calculated in the amount of 266 916 and represents the difference between indemnifiable amount of the Company's losses caused by universal services provision for 2007 - 324 571 and the amount of loss for the 1-st half of 2007 which was 53 162, and also less expenses not subject to reimbursement under universal services provision contract.

The accuracy of calculation of size of losses subject to compensation in the amount of 320 078 is to be confirmed by independent auditor ZAO Marketing, Consulting, Design (license № E 002484 of 06.11.2002).

Other expenses (line 100 of Income statement):

	2007	2006
Expenses related to sale and other retirement of assets	72 550	33 852
Expenses related to sale and other retirement of property, plant and equipment	135 938	102 787
Expenses for provision for depreciation of financial investments	3 172	-
Additional expenses on credits and loans	1 689	63 058
Expenses for provision for reduction in value of tangible assets	3 114	-
Expenses for taxes and dues	591 945	513 498
Expenses for payment of lending institutions' services	66 089	56 692
Preparedness activity expenses	33 720	31 349
Expenses related to participation in authorized capitals of other entities	-	4 471
Fines, late payment interests, forfeit penalties for infringement of contracts terms and conditions, reimbursement of caused damages	1 670	14 777
Past years losses detected in the reporting year	174 786	107 939
Foreign exchange differences under assets and liabilities to be paid in foreign currency	551	677
Foreign exchange differences under assets and liabilities to be paid in rubles	22 253	361
Debt amortization of accounts receivable	4 103	6 726
The value of property which inadequacy is detected by inventory results	915	286
Expenses related to charity, arranging cultural events and other events of similar nature	112 751	119 907
Membership dues to associations, non-profit partnerships	221 887	140 180
Payments to staff, this payments not being included in operating expenses	16 344	13 808
Fines and late payment interests on taxes and dues	196	549
Expenses as consequence of contingencies	30	189
Other expenses	180 897	211 199
Of which:		
expenses in non-productive sphere	33 034	27 051
deductions to trade union	19 978	20 033
payments to non-working pensioners	13 600	9 935
expenses not referred to payments to staff	12 358	12 668
legal and consulting services expenses	7 080	18 906
contributions to non-government pension fund Telecom Soyuz	4 054	2 939
expenses for establishment of provision for services on restructuring debt to Vnesheconombank	-	37 817
revaluation of Vnesheconombank	-	18 900
expenses for accounts receivable collection	-	11 772
other	90 793	51 178
Total line 100 of Income statement	**1 644 600**	**1 422 305**

6.4. Income tax expenses

In 2007 the Company defined the following components of income tax:

Item	Amount	Tax rate	Amount	Component of income tax
Book profit	4 709 648	24%	1 130 315	Contingent expense (revenue) on income tax
Taxable temporary differences:	1 631 816	24%	391 636	Deferred tax liabilities
- differences occurred	1 842 351	24%	442 164	- deferred tax liabilities generated

- differences repaid	210 535	24%	50 528	- deferred tax liabilities repaid
Deductible temporary differences:	(179 766)	24%	(43 144)	Deferred tax asset
- differences occurred	1 928 956	24%	462 949	- deferred tax assets generated
- differences repaid	2 108 722	24%	506 093	- deferred tax assets repaid
Recurrent taxable differences	1 576 630	24%	378 391	Recurrent tax liability
Recurrent deductible differences	509 027	24%	122 166	Recurrent tax asset
Tax base by tax return for 2007	4 142 022	24%	994 085	Current tax for the reporting year
Tax base by tax return No 2 for 2004 (as adjusted No 2)	(82 543)	24%	(19 810)	Additional payments of income tax for prior fiscal periods
Tax base by tax return № 2 for 2005 (as adjusted No 2)	(123 962)	24%	(29 751)	Additional payments of income tax for prior fiscal periods
Tax base by tax return for 2006 (as adjusted No 2)	(37 374)	24%	(8 970)	Additional payments of income tax for prior fiscal periods
Tax base by tax return 2006 (as adjusted No 3)	67 526	24%	16 206	Additional payments of income tax for prior fiscal periods

The Company's expenses for income tax for 2007 amounted to:

Total	**(1 386 540)**
Of which	
- Income tax contingent expenses	(1 130 315)
- Recurrent tax liabilities	(378 391)
- Recurrent tax assets	122 166

In Income statement the Company's income tax expenses for 2007 are shown as the total of amounts:

Total	**(1 386 540)**
Of which	
- Current tax	(994 085)
Additional payments of income tax for prior fiscal (reporting) periods	42 325
- deferred tax liabilities	(391 636)
- deferred tax assets	(43 144)
Recurrent taxable differences resulted in adjustment of contingent income tax, total	**1 576 630**
Of which:	
recurrent differences related to expenses for which standards are introduced for taxation purposes	6 452
recurrent differences related to non-recognition for expenses taxation purposes	956 758
standing expenses on activities transferred to payment of unified tax on imputed income	134 469
standing expenses as related to losses on activity connected with using objects of service sector	20 665
recurrent differences as related to past years losses	183 200
other recurrent taxable differences	111 103
other recurrent taxable differences related to adjusted calculations for prior periods	163 983
Temporary taxable differences resulted in the adjustment of contingent income tax, total	**509 027**
Of which:	
revenues from activities transferred to payment of unified tax on imputed income	106 249
revenues for which income tax amount is withheld by tax agent (including dividend)	57 678
past years profit	214 066
other recurrent deductible differences	17 917
contingent expenditures adjustment at deferred tax liabilities write off at compensation -	1 481

free transfer of property, plant and equipment	
Recurrent deductible differences related to adjusted calculations for prior periods	111 636
Temporary taxable differences resulted in the adjustment of contingent income tax, total	**1 631 816**
Of which:	
non-current assets	1 002 647
value of expenses classified in accounting as prepaid expenses, and in fiscal accounting – lump-sum	343 118
other temporary taxable differences	286 051

Temporary deductible differences resulted in the adjustment of contingent income tax, total:	**(179 766)**
Of which:	
expenses for establishment and recovery of provision of costs to be incurred related to salaries expenses	(74 016)
difference as related to doubtful debts provision	38 803
difference occurring at formation of loss at property, plant and equipment realization	(193)
repayment of difference as related to revenues from property received on a gratis basis	(10 737)
other differences including expenses for establishment and recovery of provision for contingent liabilities	(133 622)

6.5. Net profit of the reporting period

Indicator "Net profit (loss) of the reporting period" is defined as per accounting data on the principle that income tax expenses subject to deduction from pretax earnings is formed as the total of amounts reflected in items "Deferred tax assets", "Deferred tax liabilities" and "Current income tax".

6.6. Earnings per share

Basic earnings per share reflect a part of the reporting year profit due to shareholders - owners of ordinary shares. It is calculated as the ratio of basic profit for the reporting year to average weighted number of ordinary shares in circulation during the reporting year.

Basic profit for the reporting year is equal to net profit (line 190 of Income statement) less preferred dividends for 2007 in the amount recommended by the Board of directors, but not approved as of the date of signing the accounting statements for 2007.

	2007	2006
Basic profit for the reporting year, RUR thousand	2 990 797	2 208 228
Weighted average number of ordinary outstanding shares during the reporting year, thousand shares	245 970	245 970
Basic earnings per share, RUR	12,1592	8,9776

In 2007 the Company did not issue additional ordinary shares. The Company also had no securities which issue terms and conditions provided for their conversion into additional number of ordinary shares, and there were no events related to the increase in the number of ordinary shares. That is why the Company does not make calculations of diluted earnings per share.

13. Affiliated persons

In the notes the Company discloses the most essential information on affiliated persons. The complete list of affiliated persons of the Company is provided in Supplement № 1 to the present notes.

Parent company

The Company is controlled by OJSC Svyazinvest which holds 51% of the Company's ordinary shares. The remaining 49% of ordinary shares are placed among a large number of stockholders.

Transactions with affiliated persons for the reporting period

Item	OJSC Svyazinvest	Subsidiaries of OJSC Svyazinvest	The Company's subsidiaries	The Company' associated companies	Others
2006					
Realization of communications services, connection and traffic transit services	-	2 163 754	154 453	79 650	98
Realization of agency services	-	670 264	-	-	-
Revenues from assets renting	-	-	64 707	3 691	-
Realization of other services, goods, products	-	546	7 212	4 959	-
Acquisition of communications services, connection and traffic transit services	-	438 639	531 462	31 894	-
Acquisition of other services	-	5 314	54 325	2 380	198 461
Interest receivable on loans	-	-	404	-	-
Due interest on loans	-	-	-	-	-
Dividend receivable	-	-	40 040	99	1 259
Realization of property, plant and equipment and of other assets	-	-	-	-	-
Acquisition of goods and other assets	-	-	358	-	7 452
Contributions to authorized capitals	-	-	-	-	-
Loans granted	-	-	-	-	-
Loans raised	-	-	-	-	-
Dividend due	183 760	-	-	-	-
Guarantees issued	-	-	-	-	-
Guarantees obtained	-	-	-	-	-
2007					
Realization of communications services, connection and traffic transit services	-	2 013 218	154 216	78 906	2 013
Realization of agency services	-	641 829	13 006	7 741	
Revenues from assets renting	-	1 673	105 362	1 343	95
Realization of other services, goods, products	-	9 884	4 594	15	810
Acquisition of communications services, connection and traffic transit services	-	540 640	171 686	44 076	
Acquisition of other services	-	39 338	39 370	2 513	501 312
Interest receivable on loans	-	-	10 461		580
Due interest on loans	-	-			680 367
Dividend receivable	-	55	54 973	82	2 559
Realization of property, plant and equipment and of other assets	-	-	61 604	-	15 050
Acquisition of goods and other assets	-	637	-	-	312 830
Contributions to authorized capitals	-	-	-	-	-
Loans granted	-	-	-	-	-
Loans raised	-	-	-	-	-
Dividend due	196 622	-	-	-	-

Item	OJSC Svyazinvest	Subsidiaries of OJSC Svyazinvest	The Company's subsidiaries	The Company' associated companies	Others
Guarantees issued	-	-	-	-	-
Guarantees obtained	-	-	-	-	-

In 2007 prices on transactions with affiliated persons were set on standard business terms.

Status of settlements on transactions with affiliated persons at the reporting date.

Item	OJSC Svyazinvest	Subsidiaries of OJSC Svyazinvest	The Company's subsidiaries	The Company' associated companies	Others
At 31.12.2007					
Accounts receivable	-	371 821	103 850	20 058	151 416
Loans granted (inclusive of interest)	-	-	180 387	-	-
Cash	-	-	-	-	-
Accounts payable	-	58 229	28 847	26 399	4 629
Loans raised (inclusive of interest)	-	-	-	-	8 300 001
Guarantees issued	-	-	-	-	-
Guarantees obtained	-	-	-	-	-
At 31.12.2007					
Accounts receivable	-	277 369	54 880	18 619	41 923
Loans granted (inclusive of interest)	-	-	183 627	-	-
Cash	-	-	-	-	158 825
Accounts payable	-	309 503	19 765	4 547	68 820
Loans raised (inclusive of interest)	-	-	-	-	8 345 817
Guarantees issued	-	-	-	-	-
Guarantees obtained	-	-	2 913	-	-

Major deals with affiliated persons

OJSC Rostelecom

OJSC Rostelecom, in which OJSC Svyazinvest holds controlling stock interest, is the main DLD and ILD telephony operator in the Russian Federation.

	2007	2006
Revenues from OJSC Rostelecom	2 513 676	2 815 260
Expenses for OJSC Rostelecom	84 073	82 876
	At 31.12.2006	**At 31.12.2007**
Accounts receivable on services rendered to OJSC Rostelecom	355 550	256 085
Accounts payable on OJSC Rostelecom services	2	7 258
Accounts payable under agency contract	48 321	291 598

Revenues from OJSC Rostelecom include revenues from zonal initiation / termination of call from/to the Company's networks and from/to networks of connected operators, as well as revenues under agency contract.

Settlements with OJSC Rostelecom are reflected in lines "Realization of communications services, connection and traffic transit service" and "Realization of agency services" in the category "Subsidiary companies of OJSC Svyazinvest".

Expenses for OJSC Rostelecom are the amounts of payments for call termination at other carriers' networks, in case when the call is initiated from mobile radiotelephony network, expenses on payment for connection services, as well as expenses for payment for DLD and ILD services rendered to the Company (see item 6.2).

Settlements with OJSC Rostelecom are reflected in line "Acquisition of communications services, connection and traffic transit services" in the category "Subsidiary companies of OJSC Svyazinvest".

Accounts payable to OJSC Rostelecom comprise debt on services rendered to the Company, and debt under agency contract in the amount of subscribers' payments collected by the Company for ILD and DLD telephony services rendered to them by OJSC Rostelecom.

OJSC Svyazintek

OJSC Svyazintek was established by OJSC Svyazinvest subsidiary companies holding 100% of its authorized capital, for the purpose of information systems installation and further support, as well as for coordination, management and realization of centralized field programs on information technologies in the companies of "Svyazinvest" group. In 2007 OJSC Svyazintek renders services on installation and further support of information systems to the Company, and in particular, of Oracle E-Business Suite and Amdocs Billing Suite software. The Company's expenses for OJSC Svyazintek services in 2007 amounted to 291 109 (in 2006 – 308 985), including 68 719 (2006 - 0) were charged to operating expenses, and the remaining part was included into prepaid expenses for software products acquisition (see item 5.6.).

Settlements with OJSC Svyazintek are reflected in lines "Acquisition of other services" and "Acquisition of goods other assets" in the category "Others".

Non-government pension fund "Telecom-Soyuz"

The Company concluded contract(s) of retirement insurance with non-government pension fund "Telecom-Soyuz", OJSC Svyazinvest being one of its founders. The total amount of contributions to this fund in 2007 was 208 274 (in 2006 - 241 427) (see section 9).

Settlements with non-government pension fund "Telecom-Soyuz" are reflected in line "Acquisition of other services" in the category "Others".

Non-profit partnership "Center of investigations of telecommunications development problems"

OJSC Svyazinvest and its subsidiaries control the activity of non-profit partnership "Center of investigation of telecommunications development problems" (hereinafter NP CITDP). Thus NP CITDP is the Company's affiliated person.

The Company has contracts with the Partnership for providing the latter with cash for the purpose of its charter objectives realization, and namely – investigation of problems of telecommunication services market development, assistance in competitive recovery of communication industry entities, creation and maintenance of attractive image and reputation of these entities for Russian and foreign investors, end-users and other persons and entities. The payments made to the Partnership for these purposes and included into other expenses in income statement for the year ended December 31, 2007 amounted to RUR 220 715 (in 2005 – RUR 148 369). The Company also has contracts with the Partnership for the purposes of realizing mutually beneficial projects on behalf of the Company and its subsidiary companies and other OJSC Svyazinvest related parties, the balance of settlements under these contracts being provided in the tables above.

Remunerations to directors

The remuneration to the members of the Company's Board of directors and Management board includes salaries, bonuses, as well as compensation for participation in activity of the Company' management bodies and amounts to 72 702 (in 2006 - 67 827), including salaries, bonuses and compensation to the Company's employees participating in management bodies' activity - 66 298 (in 2006 – 43 205). The amounts of remuneration are specified exclusive of uniform social tax. The list of the members of the Board of directors and the Management board of the Company is provided in section 2 of these notes.

The expenses in the amount of remuneration paid to the Company's employees participating in the activity of the Company's Board of directors and Management board are reflected in operating expenses as labor costs. The exception is made for remuneration of persons who are not the Company's employees, this remuneration in the amount of 6 404 being charged to operating expenses as other expenses of the Company.

In 2007 the Company transferred contributions in the amount of 4 296 to non-government pension fund "Telecom-Soyuz" for its employees participating in management bodies' activity (in 2006 - 1 760). The Company's employees acquire the right to receive pension payments after pension grounds have occurred taking into account the employee's compliance with the Company's non-government retirement insurance program conditions. The expenses in the amount of contributions to non-government pension fund are reflected in operating expenses as other expenses of the Company.

14. Segment reporting

The Company is operating within one industry, and namely the provision of electric communication services on the territory of the Volga region of the Russian Federation. The Company is organized on the principle of territorial units servicing the relevant parts of the Company's communications network. In the management opinion the Company is operating within one geographical and operating segment.

15. Non-government pension insurance

In addition to government pension the Company also provides the majority of its employees with non-government pension, using plans of benefits at the end of labor activity with established contributions and payments. Non-government retirement insurance is made by non-government pension fund "Telecom-Soyuz" which is the Company's affiliated person (item 7).

Defined contribution plans provide for making contributions both by the Company and by the Company's employee during the period of his/her labor activity. The Company's and the employees' contributions are transferred to the employees' nominal pension accounts at non-government pension fund "Telecom-Soyuz". The size of retirement benefit established for the employee under retirement benefit plans is defined as the amount accumulated at the date of employee's retirement.

Defined benefit plan provides for old-age and disability pension. The prerequisite for old-age insurance is the employee's attaining the age giving the right to receive government old-age pension. This age is now 55 for women and 60 for men. According to the retirement plan conditions the size of pension is the cash amount which depends on employee's capacity. In order to acquire the right to non-government pension the employee's length of service in the Company at the time of retirement should be at least 10 years for average executives and from 2 to 10 years depending on the category - for managers.

The total amounts of non-government retirement insurance contributions paid by the Company in 2007 were 208 274 (in 2006 - 241 427). The fund withholds 3% of the amount of each pension contribution of the Company in order to ensure its own activities provided for by charter and to cover its administrative expenses.

16. Discontinuing operations

In 2007 there were no discontinuing operations.

17. Contingent assets and liabilities

The Company's operational environment

Along with the improvement of economic situation, and in particular GDP growth and disinflation, Russia continues economic reforms and develops legal, tax and administrative systems which would match the requirements of market economy. Russian economy stability will depend in many ways on evolution of reforms in the said areas, and also on the efficiency of measures in economy, financial and monetary policy taken by the Government.

Taxation

Russian tax, currency and customs legislation admits different interpretations and is prone to frequent modifications. The recent developments in the Russian Federation show that taxation bodies can hold more tough position at tax legislation interpretation and tax computations. The interpretation of the said legislation by the Company's management as applied to the Company's operations and activity may be litigated by the appropriate federal bodies. As consequence, taxation bodies may make claims on the transactions and accounting methods, on which they have not made claims earlier. As a result, additional taxes, penalties and fines may be charged. Taxation inspections may cover three calendar years of activity, immediately preceding the year of the check. Under certain conditions earlier periods may be inspected.

In the management opinion at December 31 2007 the appropriate legislation regulations are upon the whole correctly interpreted by it, and the probability of maintaining the Company's situation in terms of meeting the requirements of tax, currency and customs legislation is high. At the same time, basing on the results of recent tax inspections of the Company and other companies of OJSC Svyazinvest group, the Company's management assumes the availability of risk that tax authorities may make material tax claims to the Company in regard to the issues leaving room for ambiguous interpretation of tax legislation, and in particular on the issues of defining proceeds under the contracts of connection and traffic transit. It is not

practical to define the amounts of claims by potential but not brought suits and to assess the probability of unfavorable outcome.

The accounting at December 31, 2007 does not contain adjustments, which may appear to be necessary due to this indefiniteness and the position the Company holds.

In 2007 tax inspection of the Company's operations for 2004-2005 was conducted, this inspection was completed on December 31, 2007 by handing in the certificate on the inspection completion. On March 28, 2008 the Company was given the Tax Inspection Certificate for which the answer is to be presented before April 18, 2008.

The total amount of claims on tax (dues) was 269 148. The Company does not agree with findings of tax bodies relating to additional charge of taxes and fines, and if required intends to defend its position in the court.

The Company's management believes that the Company has legal arguments necessary for defending its position in the court. However, at present the prospect of tax disputes on these claims is unclear due to the lack of fully formed court practice.

Guarantees issued

The Company acted as a guarantor for third parties to the total amount of RUR 1 909 990 (in 2006 – RUR 2 587 070). The Company's management does not expect any essential liabilities to appear in connection with such guarantees.

At 31.12.2007 there were no claims made on the Company.

Litigations

In 2007 the following suits were brought against the Company:

- by legal entities - 67 suits to the total amount of 33 360
- by natural persons - 317 suits to the total amount of 55 699

In 2007 the Company brought suits:

- against legal entities - 1 249 suits to the total amount of 126 298
- against natural persons - 12 619 suits to the total amount of 353 652
- against the Russian Federation - 4 suits on recovery of damages to the total amount of 44 213, these damages being caused due to the Company's granting privileges on services payment to certain categories of residential customers.

As per the opinion of the Company's directorate, the results of arbitration proceedings including those with taxation bodies, in which the Company is a defendant, will not materially affect the Company's financial position.

The Company believes that the probability of unfavorable outcome of the aforesaid suits is low and there is no need for accrual of provision for liabilities.

18. Events after the reporting date

12.1. Dividend (the information presented in this item was not audited)

The size of annual dividend per share will be approved by General meeting of the Company's stockholders in June 2008. General meeting of the Company's stockholders will be proposed to approve dividends for 2007 in the amount of RUR 2,1346 per one ordinary share and RUR 4,0534 per one preferred share (in 2006 – RUR 1,5776 and RUR 2,9928 accordingly). The total dividend will be 525 051 for ordinary shares, and 332 310,8 for preferred shares (in 2006 – 388 041,6 and 245 359,9 accordingly). After the approval the annual dividend due to payment to stockholders will be reflected in 2008 statements.

12.2. Redundancy

In the period from December 31, 2007 till these statements signing date 173 employees were dismissed; they were paid compensation to the amount of 1 326.

12.3. Participation in ZAO Systemi Gibridnoi Pechati

On February 15, 2008 the Company's Board of directors made a decision on participation in the authorized capital of ZAO Sistemi Gibridnoi Pechati by acquiring 4 452 500 ordinary shares (6,85% of the total number of shares) to the total amount of 445 250.

12.4. Tariff regulation

Russia's Federal service for tariffs order No 364-C/9 of November 23, 2007 changed the Company's tariff rates for local telephony services since 01.01.2008.

Tariffs for local phone calls:

For residential subscribers:

- base volume of local traffic at tariff schedule with hybrid payment system in the area was not changed;
- tariff limits per minute of local phone call at time-based system were rounded off to even numbers (in Nizhny Novgorod regional subsidiary the price per minute of local call was increased from RUR 0,23 per minute to RUR 0,24 per minute), as well as local phone call tariff limits per minute beyond the base volume of local traffic at hybrid payment system;
- tariff limits for local phone calls at subscriber fee system of payment for unlimited local traffic are decreased by 38%, and since February 01, 2008 they amount to RUR 186 (in 2007 – RUR 300).

For subscribers - legal entities:

- tariff limit for base volume of local traffic at hybrid payment system is established in the amount of RUR 95 (in 2007 – not provided);
- tariff limits per minute of local phone calls beyond the base volume at hybrid payment system are established at the level of respective tariffs for residential customers in the amount of RUR 0,20 (in 2007 – not provided);
- tariff limits for local phone calls at subscriber fee system of payment for unlimited local traffic are established in the amount of RUR 300 (in 2007 – not provided);
- tariff limits per minute of local phone calls at time-based system were rounded off to even numbers (in Nizhny Novgorod regional subsidiary the price per minute of local call was increased from RUR 0,23 per minute to RUR 0,24 per minute).

Tariffs for connection and traffic transit services

According to order No364-C/9 of 23.11.2007 of Russia's Federal Service for Tariffs the compensatory surcharge is not provided for the Company's local and zonal call initiation price in compliance with RF Government regulation No 627 of 19.10.2005.

According to the Russian Federation Government order No 666 of 12.10.2007 "On introducing changes into some acts of RF Government on telecommunications issues" the servicing of telecom facilities forming point of connection is excluded from connection services since March 01, 2008. On this basis the Company expects in 2008 the decrease in revenues from connection services provision to carriers as related to point of connection servicing and decrease in expenses for payment of similar services rendered to the Company by connected operators.

12.5. Credits and loans

In February 2008 the Company concluded a contract on raising Russia's Savings bank credit to the amount of 500 000. The date of repayment is February 18, 2009. Collateral security is not provided.
At December 31, 2007 the Company had 2 open credit lines at RF Savings bank with disbursement option in 2008, and namely:
- revolving credit line for 700 000, repayment date – June 04, 2008;
- non-revolving credit line for 700 000, repayment date – October 24, 2011.

12.6. Capital expenditures

In 2008 the Company is planning to make capital investments in the amount of 355 759 in order to bring its networks in line with the requirements of regulations for electric communication networks building and for traffic transit, as well as in connection with meeting commitments under concluded contracts on universal services provision and participation in other national projects.

In 2008 the Company plans to invest 1 285 761 in project Universal service by using payphones, including in automatic telephone exchange upgrading within the frameworks of Universal service project implementation - 212 318.

The amount to be invested in national project "Education" is 390 741.

SUPPLEMENT № 3 – OJSC VolgaTelecom's quarterly accounting statements for Q 1-2008.

BALANCE SHEET			CODES
		OKUD form № 01	0710001
At	March 31, 2008	Date (year, month, day)	2008.03.31
Entity	OJSC VolgaTelecom	OKPO code	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Line of business	electric communication	OKVED code	64.20
Form of incorporation /ownership form	Open Joint Stock Company/ private	OKOPF/ OKFS code	47/16
Measure unit:	RUR thousand	OKEI code	384
Address:	Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000		
		Date of approval	
		Date of dispatch (receipt)	30.04.2008

ASSETS	Notes	Item code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS Intangible assets		110	110	2 927	2 780
Property, plant and equipment		120	120	29 217 039	28 364 763
Capital expenditures		130	130	537 422	777 116
Income-bearing lease investments		135	135	81 018	77 683
Long-term financial investments		140	140	2 948 130	2 898 828
Of which: investments in			141	2 738 258	2 738 258

ASSETS	Notes	Item code	Line code	At the reporting period beginning	At the reporting period end
subsidiaries					
investments in associates			142	6 157	6 157
investments in other entities			143	67 027	67 027
other long-term financial investments			144	136 688	87 386
Deferred tax assets		145	145	233 511	238 539
Other non-current assets		150	150	3 725 495	3 761 398
Total for section I		190	**190**	36 745 542	36 121 107
1	1a	2	2a	3	4
II. CURRENT ASSETS Inventories		210	**210**	703 670	701 400
Of which: raw materials, supplies and other similar values		211	211	413 937	413 019
work in progress expenses (distribution costs)		213	213	835	9 464
finished goods and goods for resale		214	214	184 768	180 376
goods shipped		215	215	1 203	-
prepaid expenses		216	216	102 927	98 541
other inventories and expenditure		217	217	-	-
VAT on acquired valuables		220	**220**	248 336	194 321
Of which: to be returned in over 12 months after the reporting date			221	71 295	58 207
to be returned in 12 months after the reporting date			222	177 041	136 114
Accounts receivable (payments are expected in over 12 months after the reporting date)		230	**230**	4 151	4 253
Of which: buyers and customers		231	231	323	755
advances paid out			232		

other debtors			233	3 828	3 498
Accounts receivable (payments are expected within 12 months after the reporting date)		240	**240**	2 792 013	2 963 073
Of which: buyers and customers		241	241	2 037 935	2 077 993
advances paid out			242	162 122	215 747
other debtors			243	591 956	669 333
Short-term financial investments		250	250	7 243	7 243
Cash,		260	260	357 220	2 150 809
Other current assets		270	270	575	804
Total for section II		290	**290**	4 113 208	6 021 903
BALANCE (sum of lines 190+290)		300	**300**	40 858 750	42 143 010

LIABILITIES	**Notes**	**Item code**	**Line code**	**At the reporting period beginning**	**At the reporting period end**
1	**1a**	**2**	**2a**	**3**	**4**
III. CAPITAL AND PROVISIONS Authorized capital		410	410	1 639 765	1 639 765
Capital surplus		420	420	3 664 819	3 645 530
Surplus		430	430	81 988	81 988
Treasury stock		411	440	-	-
Retained earnings (uncovered loss) of past years		470	460	15 443 640	15 462 861
Retained earnings (uncovered loss) of the reporting year		470	470	-	776 855
Total for section III		490	**490**	20 830 212	21 606 999
IV. NON-CURRENT LIABILITIES Credits and loans		510	**510**	7 401 285	8 082 081
Of which: credits			511	2 300 000	3 000 000
loans			512	5 101 285	5 082 081
Deferred tax liabilities		515	515	1 409 278	1 455 610
Other non-current liabilities		520	520	618 826	495 963
Total for section IV		590	**590**	9 429 389	10 033 654

V. CURRENT LIABILITIES Credits and loans		610	**610**	6 014 650	6 128 437
Of which: credits			611	2 411 887	2 413 747
loans			612	3 602 763	3 714 690
Accounts payable,		620	**620**	3 719 017	3 575 394
Of which: vendors and contractors		621	621	2 530 241	1 556 753
advances received		625	622	402 131	344 437
wages payable		622	623	101 167	291 904
debt to government extrabudgetary funds		623	624	42 388	114 997
tax debt		624	625	181 424	809 838
other creditors		625	626	461 666	457 465
Debt to participants (founders) for income payments		630	630	19 469	14 947
Deferred revenue		640	640	221 233	173 575
Provision of costs to be incurred		650	650	611 723	608 146
Other current liabilities		660	660	13 057	1 858
Total for section V		690	**690**	10 599 149	10 502 357
BALANCE (sum of lines 490+590+690)		700	**700**	40 858 750	42 143 010

Reference on availability of valuables being accounted on off-balance-sheet accounts

Item	Notes	Item code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Rented property, plant and equipment		910	901	1 832 293	1 993 443
Of which under leasing		911	911	543 275	533 482
Inventory items received in custody		920	902	41 169	72 304
Commodities received for commission		930	903	8 639	8 871
Accounts receivable of insolvent debtors written-off as a loss		940	904	301 726	309 379
Guarantees obtained		950	905	11 502 828	11 502 819

Guarantees issued		960	906	5 335 109	5 333 596
Housing facilities depreciation		970	907	10 251	10 292
Depreciation of land improvement objects and other similar objects		980	908	2 176	2 200
Payments for communication services			909	153 232	193 380

Reference on net assets value

Item	Notes	Item code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	21 051 445	21 780 574

INCOME STATEMENT					CODES
				OKUD form № 02	0710002
For	**Q 1-2008**			Date (year, month, day)	2008.03.31
Entity	**OJSC VolgaTelecom**			OKPO code	**01142788**
Taxpayer Identification Number	**5260901817**			TIN	5260901817
Line of business	**electric communication**			OKVED code	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private			OKOPF/OKFS code	**47/16**
Measure unit:	**RUR thousand**			OKEI code	**384**
Item	**Notes**	**Item code**	**Line code**	**For the reporting period**	**For the similar period of the prior year**
1	**1a**	**2**	**2a**	**3**	**4**

I. Operating revenues and expenses Proceeds (net) from sales of goods, products, works and services (minus VAT, excise taxes and similar mandatory payments)		010	010	6 471 214	6 021 422
Of which from sales: of telecommunications services			011	6 154 476	5 693 608
Prime cost of sold goods, products, works and services		020	020	(5 052 191)	(4 451 466)
Of which: of telecom services			021	(4 905 135)	(4 254 616)
Sales profit (loss) (lines 010 -020)		050	**050**	1 419 023	1 569 956
II. OTHER REVENUES AND EXPENSES Interest receivable		060	060	11 245	1 813
Interest due		070	070	(259 471)	(188 880)
Revenues from participation in other entities		080	080	-	-
Other revenues		090	090	300 369	99 378
Of which compensation for losses caused by universal services provision			091	145 384	-
Other expenses		100	100	(401 487)	(353 819)
Profit (loss) before tax (lines 050+060-070+080+090-100)		140	**140**	1 069 679	1 128 448
Income tax expenses (lines -151+/-152+/-153) of which:			**150**	(292 824)	(310 074)
deferred tax liabilities		142	151	(46 345)	(125 796)
deferred tax assets		141	152	5 027	31 812
current income tax		150	153	(251 506)	(216 090)
Additional payments of income tax for prior tax (reporting) periods		151	154	-	-
Net profit (loss) of the reporting period (lines 140-150)		190	**190**	776 855	818 374
BY REFERENCE Income tax contingent expenses/gain			201	(256 723)	(270 828)
Recurrent tax liabilities		200	202	(43 623)	(55 117)
Recurrent tax assets		200	203	7 522	15 871
Item	**Notes**	**Item code**	**Line code**	**For the reporting period**	**For the similar period of the prior year**

1	1a	2	2a	3	4
Basic earnings (loss) per share			301	-	-
Diluted earnings (loss) per share			302	-	-

*** It is completed in annual accounting statements**

Breakdown of specific profits and losses

Item	Item code	Line code	For the reporting period		For the similar period of the previous year	
			Profit	Loss	Profit	Loss
1	1a	2	3	4	5	6
Fines, late payment interests and fortfeit penalties, which were acknowledged or to be collected according to court (arbitration court) judgment		401	15 112	(298)	18 208	(93)
Past years profit (loss)		402	27 729	(57 999)	31 570	(59 141)
Reimbursement of damages caused by default or inadequate performance of obligations		403	1 714	(366)	1 225	(129)
Foreign exchange differences in foreign currency operations		404	2 217	(4 731)	8 686	(10 803)
Deductions to allowances		405	-	(77 051)	-	(49 450)
Debt amortization of payables and receivables		406	2 062	(74)	3 209	(32)

SUPPLEMENT № 4 - OJSC VolgaTelecom's accounting policy for 2008

APPROVED by:
Order № 1062
of December 29, 2007
of OJSC VolgaTelecom's
General Director

REGULATION

**ON OJSC VOLGATELECOM'S ACCOUNTING POLICY
FOR THE PURPOSES OF BOOK RECORDS
FOR YEAR 2008**

**Nizhny Novgorod
2007**

TABLE OF CONTENTS

INTRODUCTION

This Regulation on the Accounting policy for the purposes of book records (hereinafter the Regulation on the Company's accounting policy) of OJSC VolgaTelecom (hereinafter the Company) is worked out in accordance with the requirements of the Russian Federation legislation.

For the purposes of this Regulation the Accounting policy of the Company is treated as substantiated and disclosed for various users the totality of methods of bookkeeping as selected by the Company – primary observation, value measure, current grouping and bottom-line generalization of economic operations facts – in order to generate maximum on-line, perfect, objective and true financial and management information.

In cases when the system of regulatory control of bookkeeping of the Russian Federation does not establish the method of bookkeeping of a specific issue, the Company developed the appropriate method of records on the basis of effective Regulations on accounting when working out the Accounting policy.

The Company's Accounting policy being the basis of bookkeeping system is designed to ensure:

- Adherence to such underlying principles of accounting as perfection, just-in-time, judiciousness, priority of substance over form, consistency and rationality;
- Compliance with general requirements to accounting statements: perfection, materiality, neutrality, comparability;
- Reliability of reports prepared in the Company – of accounting statements, tax reporting, management reports and statistical reporting;
- Unity of methodology when organizing and maintaining bookkeeping in the entire Company and in its subdivisions[1];
- Operativeness and flexibility of reaction of bookkeeping system to the changes of conditions of financial and economic operations, including the conditions caused by the changes of legislative and normative acts.

This Regulation takes into account specific features of the Company of electric communication along with general obligatory rules and requirements:

- Availability of internal documents regulating the accounting process from the point of view of specific character of the industry;
- Availability of considerable number of subdivisions and in a number of cases they are far away from the Company's Directorate location.

The Regulation consistently discloses established bookkeeping methods in working out the accounting policy; these methods materially affect the evaluation and decision making by interested users of accounting statements; without knowing how to apply these methods it is not possible to evaluate reliably financial situation, flow of funds or financial results of the Company's operations.

The methods of bookkeeping selected by the Company in working out this Accounting policy are approved by the Order of the Company's General Director and are effective since January 1, 2008.

All the persons connected to the solution of issues regulated by the Accounting policy should be guided in their activity by this Regulation:

- The Company's management;

[1] For the purposes of this document the Company's regional subsidiaries and structural subdivisions are regarded as the Company's subdivisions, unless otherwise stated.

- The heads of regional subsidiaries and structural subdivisions responsible for organization and status of accounting in their units;
- Employees of services and departments responsible for timely development, revision and bringing reference data to the notice of subdivisions-executives;
- Employees of all services and departments responsible for timely submission of basic documents to the accounting office;
- Employees of accounting office responsible for timely and qualitative execution of all types of accounting operations and for drawing up reliable reporting of all types;
- Other employees.

The Accounting policy is worked out for year 2008 and is not subject to changes, excluding the following cases:

- Change of the Russian Federation legislation or normative acts on bookkeeping;
- Development by the Company of new methods of bookkeeping;
- Essential change of the conditions of activity resulted from reorganization, change of ownership, change of activity kind, etc.

The changes introduced into the language of the Regulation on the Company's Accounting policy are approved by the Company's General Director.

The responsibility for the compliance with the methodology is imposed on the Company's chief accountant.

In the course of bookkeeping the Company also applies methodical guidelines for accounting topics, their list is provided in Supplement №2.

1. ORGANIZATIONAL ASPECTS OF ACCOUNTING POLICY

1.1. General information about OJSC VolgaTelecom

The Articles of association of the company of electric communication define the following kinds of activity:

- provision of local and intrazonal communications services;

- provision of cellular mobile communications services (GSM-900, DCS-1800, CDMA-400, NMT-450, CDMA-800);

- provision of mobile radio telephone communications services;

- provision of mobile radio communications services;

- provision of personal radio call services;

- provision of personal radio call services with VHF FM channeling;

- provision of services of communication channels lease;

- provision of telematic services (including e-mail services, access to informational resources, reference services, Telefax services, Comfax services, Bureaufax services, messages processing services, voice message services, voice information transmit services, audio conference services, videoconference services);

- provision of data transmission services;

- provision of telegraph communication services (including "telegram" and "AT/Telex" network services);

- provision of cable TV services;

- provision of wire broadcasting services;

- provision of TV broadcasting services by using transmission equipment;

- provision of radio broadcasting services by using transmission equipment;

- provision of local telephony services by using radio access equipment;

- provision of TV broadcasting services by using transmission equipment (MMDS);

- carrying out works connected with using the data classified as state secret;

- carrying out activities and (or) provision of services in the area of state secret protection;

- carrying out activities and (or) provision of services in the area of state secret protection, connected with functioning of cryptographic authority;

- carrying out activities and (or) provision of services in the area of state secret protection as related to technical protection of information;

- organization and implementation of activities for insuring the protection of secrecy of communication and of other secret protected by law;

- examination of preliminary design and project documentation;

- construction, capital repairs, refurbishment, extension and technical re-equipment of communication facilities;

- construction, capital repairs, refurbishment and technical re-equipment of civic buildings;

- geodesic and cartographic activity;

- training, improvement of qualification of white-collar workers, operational personnel and executive staff;

- engineering maintenance, repair and sale of cash registers;

- engineering maintenance, repair and sale of communications facilities;

- installation, repair and engineering maintenance of security alarm systems;

- organization of restoration of communication networks and facilities at failures and damages;

- priority provision of communication services and facilities in the interests of defense, state administration, security, law and order;

- implementation of activities for provision of communication services in emergency situations;

- implementation as per the established procedure of plans of preparedness activity of communication network and arrangements in emergency situations;

- rendering of consulting services;

- rendering of medical services;

- trade and procurement activity;

- commercial fisheries;

- activities of fire prevention and fire fighting;

- carrying out works of installation, repair and maintenance of fire safety appliances for buildings and structures;

- operation of electric, heating and gas systems;

- design and construction of buildings and structures of with I and II criticality ratings;

- engineering survey for construction of buildings and structures of with I and II criticality ratings;

- - tunnel survey;

- the activity of issuing certificates of keys of electronic digital signatures, of registration of owners

of electronic digital signatures, of rendering services related to the use of electronic digital signatures and confirmation of authenticity of electronic digital signatures;

- timber-harvesting activity;

- transportation of passengers by automobile transport equipped for transportation of more than 8 persons;

- transportation of cargoes by automobile transport with the capacity over 3,5 tons;

- loading and unloading activities at railroad transportation;

- repair of measuring equipment;

- storage and realization of oil, gas and their derivatives.

The Company has three levels of management:
- The Company's General Directorate;
- Regional subsidiaries;
- Structural subdivisions.

1.2. Principles of organization of accounting services

The concept **"accounting service"** defines the complex of structural units and office holders performing operations on accumulation of source information, its processing and analysis, and also on drawing up the reports for various groups of users on the basis of this information.

Specialized accounting service is treated as a structural unit of the Company performing the functions of accumulation, processing and grouping of information in the form of summary registers of analytical and synthetic accounting, of making entries into own-price accounts. Depending on the level of organizational structure the specialized accounting service comprises: accounting office, tax department, consolidated statements group, etc.

Functional services (e.g., line-cable shop, transportation department, accounts department, etc.) perform the functions of accumulation and processing of source information for its further registration in the accounting system.

At each management level the accounting service ensures accumulation and processing of information for the purpose of providing data to the users to work out, to substantiate and to make decisions at their level of management and also to provide superior management bodies with information required to work out, to substantiate and to make decisions at higher management level.

The principles of separation of power and responsibility of accounting services at each of the three levels of management (vertically) and inside each management level (horizontally) are regulated by "Regulation on principles of record keeping organization". The same Regulation defines the structure, the functions and the tasks of specialized and functional accounting services. The distribution of duties and interrelations between specialized and functional accounting services are regulated by the Regulation on principles of record keeping organization and by the Regulation on the system of flow of documents.

Bookkeeping and control is imposed on the Company's accounting department as a constituent part of specialized accounting service headed by chief accountant. The Company's accounting department includes subdivisions' accounting offices directly headed by chief (senior) accountants of these subdivisions. The functions of central accounting department are performed by the accounting office of the Company's General Directorate.

1.3. The procedure of workflow management and the technology of accounting documentation processing

In the Company the rules and the procedure of workflow management, the schedule of the flow of documents, the technology of processing of source accounting documents, including:

- the procedure of source documents generation;
- the procedure of examination of source documents;
- the procedure and the time period of their transfer for reflection in the book records;
- the procedure of transferring the documents to archival depository

are governed by Regulation on the system of flow of documents.

The Company applies unified forms of primary accounting documentation approved by RF Goscomstat (State Committee on Statistics).

When drawing up financial-economic operations for which unified forms are not provided for, self-designed forms of primary accounting documents (inclusive those included into Regulations on the system of flow of documents) containing obligatory requisites established by Federal Law №129-ФЗ "On bookkeeping" of 21.11.1996 are applied.

The authority to sign primary accounting documents is established by internal organizational-order documents.

1.4. The procedure of organization and making the inventory of property and liabilities

All the property of the Company, irrespective of location, and all kinds of liabilities are subject to physical stocktaking.

Inventory in the Company is made within the following periods:

- Property, plant and equipment (including leased) – at least once in two years at October 31 of the reporting year;
- Intangible assets – annually at November 30 of the reporting year;
- Assets under construction and other capital investments – annually at October 31 of the reporting year;
- Raw materials, materials, precious metals, equipment for installation, semi-finished products, goods, output finished goods at warehouses, as well as inventories and equipment for installation received in custody – annually at October 31 of the reporting year;
- Work in progress – on a quarterly basis at the end of the quarter;
- Deferred revenues and expenses – annually at December 31 of the reporting year;
- Cash on bank accounts – annually at December 31 of the reporting year;
- Cash in payment office – at least once in a quarter;
- Long-term financial investments – annually at December 31 of the report year;
- Short-term financial investments, financial documents – on a quarterly basis at the end of the quarter;
- Settlements on accounts receivable of buyers and customers (account 62) and the doubtful debts provision for accounts receivable of buyers and customers – on a quarterly basis at the end of the quarter;
- Settlements with other debtors (accounts 60 and 76) and doubtful debt provision for advances paid out and other accounts receivable – once a year at December 31 of the reporting year;
- Settlements with creditors – for settlements with communication operators – on a quarterly basis at the end of the quarter, with other creditors – once a year at December 31 of the reporting year;

- Settlements for taxes and obligatory deductions to the budget and to extrabudgetary funds, for target financing – annually at December 31 of the current year;
- Internal settlements – at least once in a quarter;
- Settlements with personnel, with advance holders – on a quarterly basis at the end of the quarter;
- Provisions for contingent liabilities, provisions of costs to be incurred, provisions for depreciation of investments into securities, provisions for reduction in value of tangible assets, provisions for consumed works, services provided that there are no source documents, provisions for detected shortages – annually at December 31 of the reporting year;

Standing inventory commissions are established to make inventory at the level of the Company's Directorate and headquarters of regional subsidiaries, the composition of these commissions is approved by:

- For the Company's General Directorate – by the Company's General Director;
- For regional subsidiaries – by the director of regional subsidiary.

The procedure of organization and making the inventory of the Company's assets and liabilities is detailed in the Regulation on the procedure of making inventory of assets and liabilities and the measures to ensure preservation of assets.

1.5. The procedure of drawing up the Company's accounting statements

The Company's accounting statements are drawn up as per the procedure and during the time provided for by Federal Law №129-ФЗ "On bookkeeping" of 21.11.1996 and by other normative acts of the Russian Federation governing the bookkeeping and reporting.

The Company's accounting statements are drawn up by the accounting department of the Company's General Directorate on the basis of generalized information about property, liabilities and results of the Company's operations taking into account the information provided by accounting departments of regional subsidiaries.

The forms designed by the Company taking into account recommendations contained in relevant normative documents are applied when drawing up the accounting statements.

Internal forms of accounting statements and also specific dates of their submission are stated in the Regulation on the procedure of drawing up the Company's accounting statements.

1.6. Working chart of accounts of the Company

During the bookkeeping all the Company's subdivisions apply Common chart of accounts (Supplement 1).

The procedure of using the Common chart of accounts, including distribution of competencies on maintenance of own-price accounts and sub-accounts between the accounting services of various levels of the Company's management is regulated by the Instruction on Common chart of accounts application.

2. METHODOLOGICAL ASPECTS OF ACCOUNTING POLICY

2.1. The procedure of intangible assets accounting

The amount of depreciation of intangible assets is determined monthly as per the norms calculated on the basis of their initial cost and the period of useful service by straight line method.

The expected period of useful service of intangible assets is determined when they are registered by specially established commission and is approved by the Company's General Director.

Amortization of value of intellectual property objects is made by accumulation of depreciation amounts charged by straight line method at account 05 "Amortization of intangible assets".

2.2. *The procedure of property, plant and equipment accounting*

In 2008 property, plant and equipment are not revaluated.

Property, plant and equipment are depreciated by straight line method on the basis of initial or replacement value (in case of revaluation) of property, plant and equipment and the depreciation rate calculated on the basis of useful service period of this object.

The period of useful service for groups of homogeneous objects of property, plant and equipment is determined by the Commission when property, plant and equipment are accepted and is approved by the Company's General Director.

For acquired property, plant and equipment that were in operation earlier, the period of useful service is determined on the basis of time of actual operation and expected useful service periods of property, plant and equipment in the Company.

Assts meeting the requirements provided for by item 4 of Accountancy decree 6/2001 "Property, plant and equipment accounting" and having value not over RUR 10 000 per unit acquired since January 01, 2006 till December 31,2007, and having value not over RUR 20 000 per unit acquired since January 01, 2008, are reflected as inventories. In order to ensure these objects safety in production or in operation the appropriate control is arranged over their motion.

Land plots acquired by the Company since January 01, 2008 and meeting the requirements provided for by item 4 of Accountancy decree 6/2001 "Property, plant and equipment accounting" are recognized as property, plant and equipment irrespective of their initial value.

Assets acquired by the Company solely for the purpose of granting for temporary possession and use for fee, and meeting the requirements provided for by item 4 of Accountancy decree 6/2001 "Property, plant and equipment accounting" are reflected in accounting records and in accounting statements as income-bearing lease investments irrespective of their value.

The parts of complex property, plant and equipment objects consisting of several parts are reflected in the accounting records as separate inventory items, if those parts are referred to different groups of property, plant and equipment when they are classified.

Prior to the start of operation the acquired objects which do not require installation and are planned for usage in the structure of property, plant and equipment are reflected as investments in non-current assets.

Objects of property, for which capital investments are completed and relevant primary accounting documents for acceptance are executed, are accepted for accounting records as property, plant and equipment since the start of their actual operation with allocation on separate sub-account to the account of property, plant and equipment accounting.

The costs for all kinds of repairs are included into the prime cost of that reporting period when they were carried out. The provision of costs to be incurred for the repair of property, plant and equipment is not set up.

2.3. *The procedure of inventories accounting*

Accumulation of information about actual prime cost of inventories in the Company's accounting is carried out by using accounts 15 "Procurement and acquisition of tangible assets" and 16 "Tangible assets cost deviation".

Inventories at accounts 10 "Materials" and 41 "Goods" are accounted at book prices.

Inventories (raw materials, materials and goods) are accepted for accounting records at the book price; the book price means:

- When inventories are acquired for a fee – the price of the supplier in accordance with supply contract (purchase-and-sale contract);
- When inventories are manufactured by the Company itself – the sum of actual expenses related to their production;
- When inventories are used in lieu of contribution to authorized capital of an organization – money value agreed by the founders taking into consideration the requirements of Law "On joint-stock companies";
- When inventories are received under gift contract (free of charge) and also inventories left after retirement of property, plant and equipment and other property – fair market value at the date of acceptance for accounting records;
- When inventories are received under contracts providing for performance of obligations (payment) by non-monetary assets – the cost of assets transferred or subject to the transfer by the Company[2].

Ordering costs and the costs to bring up the materials to the condition when they are suitable for usage for the purposes designed in the Company are accounted at account 16 "Materials cost deviation" irrespective of the percentage of ordering costs or the deviation value to the book value of the material.

Goods at retail which are accounted on account 41.02 are reflected in the accounting records at sales prices.

The costs for procurement and delivery of goods designed for realization via retail and wholesale trade networks to the Company's warehouses are charged to distribution costs.

Output finished goods are accounted at actual factory costs of manufacture without using account 40 "Output of products (works and services)".

Working clothes and special tools acquired by the Company are accepted for accounting records in the amount of actual costs for acquisition on the debit of account 10 "Materials".

Working clothes and special tools which value is not over RUR 10000 per a unit acquired before January 01, 2008 and which value is not over RUR 20 000 per unit acquired since January 01, 2008 with any useful life term, and also working clothes and special tools with the useful service not exceeding 12 months with any value per a unit, are charged off to the accounts of cost keeper as they are transferred to operation.

Working clothes and special tools which value is over RUR 10000 per a unit, acquired before January 01, 2008 and having value over RUR 20 000 per unit, acquired since January 01, 2008 with any performance

[2] The value of assets transferred or subject to transfer by the Company is established on the basis of price at which in comparable circumstances the Company usually establishes the value of similar assets. When it is impossible to establish the value of assets transferred or subject to transfer by the Company, the value of inventories received by the Company under contracts providing for the performance of obligations (payment) by non-monetary assets is established on the basis of the value at which in comparable circumstances similar inventories are acquired.

life term and with useful service exceeding 12 months, after their transfer to operation are recorded at accounts "Working clothes in operation" and "Special tools in operation" with amortization of value by equal shares during the useful service period.

Retiring inventories are evaluated by the following methods:

- By average prime cost:
  - raw materials;
  - materials;
  - output finished goods;
  - goods for resale.
- By prime cost of each unit:
  - precious metals.
  - assets meeting the requirements provided for by Accountancy decree 6/2001 "Property, plant and equipment accounting" with value not over RUR 10 000 per unit, acquired since January 01, 2006 till December 31, 2007, and also with value not over RUR 20 000 per unit acquired since January 01, 2008.

The average value of retiring inventories is calculated by defining actual prime cost of the material at the time of its issue (rolling valuation); the quantity and the value of materials at the month beginning and all receipts prior to the issue are taken into consideration at average value computation. The average prime cost is defined for each group (type) of inventories as the ratio of the total prime cost of the group (type) of inventories to their number which is respectively formed by the prime cost and the number for the month beginning balance and for inventories received in the month. When the material is referred to a certain group (type) of inventories it is necessary to take into account particularities and specific characteristics of material. The material is evaluated at average prime cost for each nomenclature number, for materially-responsible person, for type (group) of materials.

2.4. The procedure of translation of assets and liabilities value denominated in foreign currency

The translation into rubles of value of currency notes in the Company's cash office, funds at bank accounts, of financial documents, of short-term and long-term securities, of accounts receivable (including for borrowed liabilities) from legal and natural persons, accounts receivable acquired on the basis of assignment of right of demand (except for advances paid out or received and prepayment) denominated in foreign currency is made at the date of making the operation in foreign currency and also at the reporting date.

2.5. The procedure of accumulating information about revenues

For the accounting purposes ordinary types of the Company's operations are subdivided into core and non-core.
Core types of activity are treated as those types of activity that are directly related to provision of communication services. All the remaining types of activity are non-core.

Ordinary types of activity:
- Core types of activity:
  - **Local telephony services (urban and rural telephony):**
    - Including universal services.
  - **Intrazonal telephony services;**

- **Recording communications services, telematic services, data transmission services;**
- **Mobile radio telephony (cellular);**
- **Mobile radio communications;**
- **Radio broadcasting, TV, satellite communications;**
- **Wire broadcasting;**
- **Connection and traffic transit services**:
    - Connection services,
    - Call initiation and termination services;
- **Services supporting DLD and ILD services provision by DLD and ILD communications operators**;
- **Other services of core types of activity.**

- Non-core types of activity
    - Services of granting the Company's assets for lease;
    - Transport services;
    - Manufacture of telecom facilities products;
    - Trade services;
    - Catering services;
    - Services of construction nature;
    - Services of information-computer support;
    - Publishing activities (publishing of reference books, newspapers);
    - Rendering of intermediary (agency, commission) services;
    - Services of providing access to electric power;
    - Education services;
    - Security services;
    - Consumer services;
    - Services of recreation centers;
    - Advertising activity;
- Other types of activity meeting the criteria specified above.

Revenues differing from revenues from ordinary types of activity are considered to be other revenues.

2.6. The procedure of accumulating information about expenses

For the purposes of expenses accounting the Company's ordinary activities are subdivided into core and non-core.
The record of expenditures for services, works and output products that are subject to calculation is kept separately.

For the purposes of distributing the expenditures to core types of activity for calculation objects the Company applies the method of calculation of expenditures on operating processes.

Operating process is unambiguously defined activity (sequence of actions or the aggregate of functions and tasks) not limited in time and having identifiable result.

For the purposes of distributing the expenditures to the objects of calculation the processes are subdivided into basic operating processes, off-line operating processes and joint processes.

Basic operating processes are the processes carried out directly for the provision of communication services.

Off-line operating processes are the processes required for implementation of basic and joint operating processes and indirectly related to the provision of communication services.

Joint operating processes are the processes required for implementation of basic operating processes but not related to the provision of communication services.

Cost allocation bases are actual, physical indicators of the Company's operating activity, the structure of these indicators is defined in Instructional guidelines on expenditure records.

All the expenditures related to core types of activity are indirect, id est, they are not allocated directly and are distributed between the objects of calculation and are accounted for from the point of view of operating processes.

The expenditures of core types of activity are posted to account 30 "Basic operating processes" and account 31 "Off-line operating processes".

The expenditure related to non-core types of activity are accounted for on accounts 23 "Auxiliary productions", 29 "Service productions and facilities" and 44 "Expenditures for sale" from the point of view of types of activity.

Full prime cost of rendered services, executed works, output products without separation of administrative and commercial expenses is calculated.

The expenditures of joint operating processes are posted to account 32 "Joint operating processes".

The expenditures accumulated on account 31 "Off-line operating processes" are allocated between basic and joint operating processes to account 30 "Basic operating processes" and account 32 "Joint operating processes" on the basis of data on bases of allocation provided by production services at the end of the reporting period.

The expenditures accumulated on account 30 "Basic operating processes" are allocated to account 20 "Primary production" by the objects of calculation (services) on the basis of data on bases of allocation provided by production services at the end of the reporting period, and also to account 33 "Expenditures on equipment operation" by the types of equipment of conditional digital network made up annually by engineering services. The expenditures by the types of equipment are allocated in accordance with calculated data of engineering services about the share of equipment involvement in basic operating processes.

The expenditures accumulated on account 33 "Expenditures on equipment operation" are allocated to account 20 "Primary production" by the objects of calculation (services) on the basis of data of engineering services about the intensity and duration of specific service usage by each type of equipment; these data are calculated at the beginning of each year or if major changes occur in topography of communications network.

For the purposes of calculation of prime cost of services, works and products of non-core types of activity the actual expenditures for rendered services, completed works and products transferred to warehouse, these expenditures being accumulated on accounts 23 "Auxiliary productions" and 29 "Service productions and facilities" are charged off to account 43 "Output finished goods" (in case of finished product output), to the appropriate accounts of operating processes (in case of rendering services or carrying out of works for core types of activity) or to account 90 "Sales" sub-account 90-04 "Prime cost of sales for non-core types of activity" (in case of rendering services, carrying out of works for outside parties). The balance of debit of accounts 23 "Auxiliary productions" and 29 "Service productions and facilities" reflects the value of balances of work in progress.

The expenditures allocated to the account of joint operating processes 32 "Joint operating processes" are written off at the end of the reporting period to account 20 "Primary production" proportionally to the sum of expenditures allocated to the appropriate accounts.

Expenditures for communication services rendering accumulated by types of services on account 20 "Primary production" are completely written off at the end of the reporting period to account 90 "Sales" sub-account 90-02 "Prime cost of sales (for core types of activity)" with analytics by the objects of calculation (services).

The procedure of record maintenance and calculation of prime cost of products (works and services) of non-core types of activity is established by the Company on its own in accordance with recommendations of industry's instructions regulating the said procedure in those industries which the specified type of non-core activity is referred to.

The expenditures of service productions and facilities as per the trends of their activity (realization, compensation-free transfer, rendering of services to other subdivisions of the Company) are allocated proportionally to actual prime cost.

2.7. The procedure of prepaid expenses accounting

Prepaid expenses are the expenses that were recognized in the reporting period, but they cannot be included into the prime cost of realized services, works and products of this reporting period, for example:

- Expenses related to mastery of new productions or kinds of products prior to occurrence of facts of their realization;
- Expenses for payment of rest leaves of future periods;
- Discount on bill and bonded loans;
- Expenses for acquisition of licenses;
- Expenses for insurance of property;
- Expenses related to acquisition of software products and data bases under purchase-and-sale contracts or swap contracts if these assets do not meet the requirements set up for intangible assets;
- Miscellaneous.

Prepaid expenses are subject to amortization on a straight-line basis at the expense of relevant sources of covering during the period they are referred to. If it is not possible to establish the period during which the incurred expense should be amortized, then the specified period is established by a specially set up commission and is approved by an order of the General Director or of an authorized person.

Expenses related to the acquisition and introduction of software products and data bases are charged off to current expenses from the first day of the month following the month of start of their using in production, at rendering services or for the Company's management needs.

For the purposes of drawing up the reporting the expenses related to the acquisition and introduction of software products and data bases used over 12 months are classified as other non-current assets.

2.8. The procedure of settlements records

The settlements by non-monetary assets are recorded individually by using account 76.15.

The Company transfers long-term debt (accounts receivable and accounts payable) to the structure of short-term debt at the time when as per terms and conditions of the contract 365 days are left for the debt repayment.

For the purposes of drawing up the reporting the advances of capital nature are classified as other non-current assets.

2.9. The procedure of raised credits and loans records

The Company transfers long-term debt on raised credits and loans into the structure of short-term debt (to appropriate sub-account of account 66 "Settlements on short-term credits and loans") at the time when as per terms and conditions of loan and (or) credit contract 365 days are left for the repayment of principal of the debt.

If the Company raises a long-term loan under the contract the terms and conditions of which provide for the loan amount repayment at regular intervals, then as 365 days are left for the repayment of the next portion of the loan, it is transferred to the structure of short-term part of long-term debt to the appropriate sub-account of account 66 "Settlements on short-term credits and loans".

If an agreement is concluded to prolong the contract of short-term loan or to postpone the time of payment of short-term portion of debt under long-term loan in such a way that the time of the loan repayment or of its specified portion will be over 365 days, then the amount of debt under the loan or its partial repayment should be transferred from short-term debt to the structure of long-term debt (to appropriate sub-account of account 67 "Settlements on long-term credits and loans").

The interest due to payment to debt holder is charged on straight-line basis (monthly) in accordance with the rate set up in the contract. If in accordance with terms and conditions of the contract the payment of interest does not fall on the last day of the month, then it is necessary to charge additionally the debt to the creditor in the amount of interest at the end of the month.

For the loans raised in monetary form and raised by issuing the Company's own bills of exchange or bonds, the loans amounts used (in full or in part) for investment assets establishment, the amount of discount is classified as prepaid expenses with further monthly charging off in equal shares to the increase in investment assets value during the securities maturity till the time of their recognition in the structure of property, plant and equipment.

The amount of interest due to payment on the loans raised in monetary form and raised by issuing the Company's own bills of exchange and bonds, the loans amounts being directly used in full (in part) for investment assets establishment, is referred to the increase in investment assets value till the time of their recognition in the structure of property, plant and equipment.

For the bills of exchange subject to proviso "on presentation, but not earlier", the period on the basis of which the expenses are recognized in the amount of discount is the period of circulation of bills of exchange defined from drawing up the bill of exchange to the lower date limit of presentation for payment of the bill of exchange.

For the bonds placed at the price exceeding their par value the difference between the offering price and the par value is classified as deferred revenues with further charging off to other revenues on monthly basis in equal shares within the securities' maturity.

Additional expenses related to raising of loans and credits, to placement of borrowed obligations are included into the structure of other expenses in that reporting period when the specified expenses were incurred.

2.10. The procedure of organization of records of intra-company's settlements and the transfer of information by subdivisions

To keep records of intra-company's turnover the Company applies account 79 "Intra-company's settlements".

All financial and economic operations performed between the Company's subdivisions are made on the basis of letters of advice (aviso) via superior level of management. The operations between structural subdivisions are made via appropriate regional subsidiaries. The operations between regional subsidiaries are made via the Company's General Directorate.

2.11. The procedure of establishing and using special-purpose funds

The Company does not establish any funds at the expense of retained earnings of the reporting year, excluding the funds which establishment is provided for by the Company's constitutive documents.
The procedure of establishing and using the specified funds is defined on the basis of resolution of general meeting of stockholders of the Company with due account for the requirements of Law "On joint-stock companies".

2.12. The procedure of establishing and using provisions

The Company establishes the following types of provisions:

- Provision for depreciation of financial investments (at the reporting year end);
- Provision for doubtful debts of settlements with buyers (on a quarterly basis);
- Provision for doubtful debts of down payments made and other accounts receivable (at the reporting year end);
- Provision for reduction in value of tangible assets (at the reporting year end);
- Provision of costs to be incurred (on a monthly basis);
- Provision for contingent liabilities (at the reporting year end);
- Provision for rendered services when basic documents are not available (at the reporting year end);
- Provision for detected shortages (at the reporting year end).

The provision for doubtful debts of settlements with buyers is established on a quarterly basis prior to drawing up accounting statements in regard to doubtful debts.

The provision for doubtful debts of settlements with buyers is established based on the results of taking inventory of accounts receivable, herewith a doubtful debt is the accounts receivable which are not repaid during the time set up by contract and not secured by pledge, guaranty, and bank guarantee.

Due to the fact that at communication enterprises the individual analysis of each doubtful debt is impossible because of large number of subscribers, the provision is established in the amount of 100% of the debt amount for all outstanding debts which payment at the date of the provision establishment is overdue for 90 and more days. As for the debts which payment is delayed for less than 90 days the provision is not established.

Doubtful debt provision is established based on inventory results for paid-out advances for which assets (services) receipt is doubtful.

Doubtful debt provision is established based on inventory results for other accounts receivable for which the return of the debt total amount is unlikely.

The amount of doubtful debt provision for down payments made, other accounts receivable is evaluated and recognized on an individual basis with regard to essential debtors. The accrued provisions are charged to other expenses.

The provision for rendered services when basic documents are not available is established for services and works for which primary accounting documents are not available, but expenses recognition requirements established by Accountancy decree "The Company's expenses records" (10/99) are met. Expenses on provision establishment are classified as ordinary activities expenses or other expenses depending on the liability.

Provision for detected shortages is accrued if there are significant shortages and based on probability assessment of return by guilty persons of amounts charged to shortages accounts. The expenses for the provision establishment are charged to other expenses.

2.13. The procedure of government aid records

The Company reflects budgetary means, including resources different from cash in the accounting records if the following conditions are met:

- There is assurance that these resources provision conditions will be met by the company. This may be confirmed by contracts concluded by the Company, adopted and publicly announced decisions, feasibility reports, approved design and estimate documentation and others;
- There is assurance that these means will be received. This may be confirmed by approved budget estimate, notification on budgetary allocations, budgetary liabilities limits, resources delivery-acceptance certificates and other appropriate documents.

2.14. The procedure of financial investments records

For the purposes of accounting records financial investments are classified by the types of investments and their maturity.

At sale, other retirement, including repayment of securities the evaluation of retiring issuing securities is made by FIFO method, the evaluation of retiring non-monetary securities is made by actual value of each security.

By maturity financial investments are divided into:

- ***Long-term*** – the investments made with the intent to raise revenues on them over 12 months after the reporting date, if the established time of their repayment exceeds 12 months after the reporting date;
- ***Short-term***:
    - Investments made without the intent to receive revenues on them over 12 months;
    - Investments which established time of repayment does not exceed 12 months after the reporting date;
    - Securities acquired for re-sale irrespective of the time of their repayment.

Long-term financial investments are subject to transfer to short-term ones:

- Due to the Board of directors' making the decision on financial investments sale and having settled intention to realize this plan of sale within 12 months;
- If the time till the date of their repayment became not more than 12 months after the reporting date.

Short-term financial investments for which the established time of repayment exceeds 12 months after the reporting date are subject to transfer to long-term investments (to appropriate sub-account) due to the change of initial intention to raise revenue on them during the period not over 12 months after the reporting date.

The information about initial value of financial investments acquired for fee is accumulated in the amount of actual expenses related to their acquisition.

As regards debt securities the difference between the amount of actual expenses for acquisition of a security and its par value is not charged to financial results.

The value of financial investments for which it is possible to determine fair market value as per the established procedure is adjusted at the end of the reporting year.

2.15. *The procedure of records of R&D and technological activity expenses*

For the purposes of drawing up the reporting the following assets are recognized as other non-current assets – completed R&D and technological activities which results are not liable for legal protection as per current legislation, or liable for legal protection but not executed as per the procedure established by legislation.

R&D expenses are written off by straight-line method to the expenses of ordinary types of activity since the 1-st day of the month following the month when the actual application of obtained results started in the output of products, provision of services or for management needs.

The time for paying off R&D expenses is established by a specially set up commission when the works are completed and this time is approved by an order within the limits of the period during which it is assumed to get economic benefits (revenue) but not more than 3 years.

SUPPLEMENT 2. THE LIST OF INSTRUCTIONAL GUIDELINES

Regulation on the procedure of making inventory of assets and liabilities and the measures to ensure preservation of assets.

1. Instructional guidelines for property, plant and equipment accounting.
2. Instructional guidelines for intangible assets accounting.
3. Instructional guidelines for accounting investments into non-current assets.
4. Instructional guidelines for financial investments records.
5. Instructional guidelines for inventories accounting.
6. Instructional guidelines for expenses records.
7. Instructional guidelines for monetary means and financial documents records.
8. Instructional guidelines for revenues records.
9. Instructional guidelines for records of trade receivables.
10. Instructional guidelines for records of trade payables.
11. Instructional guidelines for records of settlements with other debtors and creditors.
12. Instructional guidelines for credits and loans records.
13. Instructional guidelines for records of settlements with personnel.
14. Instructional guidelines for equity capital records.
15. Instructional guidelines for targeted financing records.
16. Instructional guidelines for establishing provisions.
17. Instructional guidelines for records of intra-company's settlements.
18. Instructional guidelines for the procedure of drawing up the Company's accounting statements.
19. Instructional guidelines for universal services accounting.
20. Instructional guidelines for records of disposal of goods, works and services with discounts or on a grant basis.
21. Instructional guidelines for income tax settlements records.